OMNIBUS RELEASE, AMENDMENT, AND REAFFIRMATION AGREEMENT

This Omnibus Release, Amendment, and Reaffirmation Agreement is dated as of December 14, 2020 (this "Agreement"), and is among PAC-VAN, INC., an Indiana corporation ("Pac-Van"), LONE STAR TANK RENTAL INC., a Delaware corporation ("Lone Star"), SOUTHERN FRAC, LLC, a Texas limited liability company ("Southern Frac"), PV ACQUISITION CORP., an Alberta corporation and a Subsidiary of Pac-Van ("PV Acquisition"), GFN MANUFACTURING CORPORATION, a Delaware corporation ("GFN Manufacturing"), GFN NORTH AMERICA CORP., a Delaware corporation ("GFN" and, together with Pac-Van, Lone Star, Southern Frac, PV Acquisition, and GFN Manufacturing, each a "Credit Party"), GFN REALTY COMPANY, LLC, a Delaware limited liability company ("GFNRC"), the Lenders identified on the signature pages hereof as Lenders (which Lenders constitute, as applicable, the Required Lenders, the Supermajority Lenders, and each Lender directly affected by this Agreement), and WELLS FARGO BANK, NATIONAL ASSOCIATION, a national banking association, as Agent.

This Agreement refers to an Amended and Restated Credit Agreement dated as of April 7, 2014, by and among certain Credit Parties, certain Lenders, and Agent, as administrative agent (that agreement, as amended, restated, supplemented, or otherwise modified before the date of this Agreement, the "Existing Credit Agreement").

This Agreement also refers to the following Existing Ancillary Documents (as further defined below), each entered into or joined in connection with the Existing Credit Agreement:

(1)   (A) a Guaranty and Security Agreement dated as of September 7, 2012, among Pac-Van, each other Person party thereto as a "Grantor," and Agent (that agreement, as amended, restated, supplemented, or otherwise modified before the date of this Agreement, including as amended by Amendment No. 5, the "U.S. Guaranty and Security Agreement"), which is the "U.S. Guaranty and Security Agreement" under and as defined in the Credit Agreement and a copy of which is attached as Exhibit A-1; and (B) an Amendment to Loan Documents dated as of February 7, 2014, between, *inter alia*, Pac-Van, certain Lenders, and Agent (that agreement, "Amendment No. 5"), which, among other things, amended the Existing Credit Agreement and the U.S. Guaranty and Security Agreement and a copy of which is attached as Exhibit A-2;

(2)   a Guaranty and Security Agreement dated as of September 7, 2012, among PV Acquisition, each other Person party thereto as a "Grantor," and Agent (that agreement, as amended, restated, supplemented, or otherwise modified before the date of this Agreement, the "Canadian Guaranty and Security Agreement"), which is the "Canadian Guaranty and Security Agreement" under and as defined in the Credit Agreement and a copy of which is attached as Exhibit B;

(3)   a Pledge Agreement dated as of September 7, 2012, made by GFN in favor of Agent (that agreement, as amended, restated, supplemented, or otherwise modified before the date of this Agreement, the "GFN–Pac-Van Pledge Agreement"), a copy of which is attached as Exhibit C;

(4)   a Pledge Agreement dated as of April 7, 2014, made by GFN in favor of Agent (that agreement, as amended, restated, supplemented, or otherwise modified before the date of this Agreement, the "GFN–Lone Star Pledge Agreement"), a copy of which is attached as Exhibit D;

(5)   (A) a Master Intercompany Demand Note dated as of September 7, 2012, made by Pac-Van, PV Acquisition, and each other Person party thereto as a "Debtor Obligor" in favor of each "Creditor Obligor" (that note, as amended, restated, replaced, supplemented, or otherwise modified before the date of this Agreement, the "Intercompany Note"); and (B) an endorsement to the Intercompany Note made by GFN, Pac-Van, and each other "Creditor Obligor" under and as defined in the Intercompany Note to Agent (that endorsement, as amended, restated, supplemented, or otherwise modified before the date of this Agreement, the "Endorsement"), a copy of which, together with a copy of the Intercompany Note, is attached as Exhibit E;

(7)   (A) an Intercompany Subordination Agreement dated as of September 7, 2012, by and among GFN, Pac-Van, PV Acquisition, each other Person party thereto as an "Obligor," and Agent (that agreement, as amended, restated, supplemented, or otherwise modified before the date of this Agreement, the "Intercompany Subordination Agreement"), which is the "Intercompany Subordination Agreement" under and as defined in the Credit Agreement and a copy of which is attached as Exhibit F-1; (B) an Amendment No. 1 to Intercompany Subordination Agreement dated as of February 7, 2014, between GFN, Pac-Van, PV Acquisition, each other Person party thereto as an "Obligor," and Agent, which amended the Intercompany Subordination Agreement and a copy of which is attached as Exhibit F-2; (C) an Omnibus Joinder, Release, Amendment, and Reaffirmation Agreement dated as of April 7, 2014, among, *inter alia*, GFN, Pac-Van, Lone Star, PV Acquisition, and Agent, which, among other things, amended the Intercompany Subordination Agreement and a copy of which (without attachments) is attached as Exhibit F-3; (D) an Amendment No. 2 to Intercompany Subordination Agreement dated as of January 6, 2015, between GFN, Pac-Van, Lone Star, and Agent, which amended the Intercompany Subordination Agreement and a copy of which is attached as Exhibit F-4; (E) an Amendment No. 3 to Intercompany Subordination Agreement dated as of June 30, 2015, between GFN, Pac-Van, Lone Star, GFNRC, Southern Frac, PV Acquisition, and Agent, which amended the Intercompany Subordination Agreement and a copy of which is attached as Exhibit F-5; and (F) an Omnibus Amendment and Reaffirmation Agreement dated as of March 24, 2017, among, *inter alia*, GFN, Pac-Van, Lone Star, PV Acquisition, Southern Frac, GFNRC, GFN Manufacturing, and Agent, which, among other things, amended the Intercompany Subordination Agreement and a copy of which (without attachments) is attached as Exhibit F-6; and

(8)   an Omnibus Amendment and Reaffirmation Agreement dated as of December 24, 2018, among, *inter alia*, GFN, Pac-Van, Lone Star, PV Acquisition, Southern Frac, GFNRC, GFN Manufacturing, and Agent, which, among other things, amended the Intercompany Subordination Agreement and a copy of which (without attachments) is attached as Exhibit G.

This Agreement also refers to a Pledge Agreement dated as of March 24, 2017, made by GFN in favor of Agent (that agreement, as amended, restated, supplemented, or otherwise modified before the date of this Agreement, the "GFN–GFNRC Pledge Agreement"), a copy of which is attached as Exhibit H.

Certain Credit Parties, certain Lenders, and Agent are now entering into an Amendment No. 11 to Amended and Restated Credit Agreement dated as of the date of this Agreement (that amendment, "Amendment No. 11"; the Existing Credit Agreement, as amended by Amendment No. 11 and as further amended, restated, supplemented, or otherwise modified from time to time, the "Credit Agreement"). It is

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a condition to the effectiveness of Amendment No. 11 that the parties have entered into this Agreement to amend and reaffirm the Existing Ancillary Documents, as applicable.

The parties therefore agree as follows:

1.   **Definitions**. Capitalized terms used but not defined in this Agreement shall have the meaning given to them in the Credit Agreement. For purposes of this Agreement, the U.S. Guaranty and Security Agreement, the Canadian Guaranty and Security Agreement, the GFN–Pac-Van Pledge Agreement, the GFN–Lone Star Pledge Agreement, the Intercompany Note, the Endorsement, the Intercompany Subordination Agreement, the Fee Letter, and all documents executed in connection with each of the foregoing (but excluding, however, the Existing Credit Agreement), are referred to as the "Existing Ancillary Documents," and each is referred to as an "Existing Ancillary Document." Unless the context of this Agreement clearly requires otherwise, references to the plural include the singular and references to the singular include the plural.

2.   **Release (GFNRC)**.

(a)   The Credit Parties and GFNRC have requested that GFNRC be released from the Existing Ancillary Documents to which it is a party (other than the Intercompany Subordination Agreement), including, without limitation, the U.S. Guaranty and Security Agreement, to which GFNRC is party as a Grantor. The Credit Parties and GFNRC acknowledge that releasing GFNRC from the Existing Ancillary Loan Documents requires the consent of Agent and each Lender directly affected by that release.

(b)   Agent hereby releases GFNRC from each of Existing Ancillary Documents to which it is a party (other than the Intercompany Subordination Agreement), including, without limitation, the U.S. Guaranty and Security Agreement, to which GFNRC is party as a Grantor. Each Lender hereby consents to that release.

3.   **Termination and Release (GFN–GFNRC Pledge Agreement)**.

(a)   The Credit Parties and GFN have requested that the GFN–GFNRC Pledge Agreement, to which GFN is party as a Pledgor, be terminated and that Agent release its Lien on the "Pledged Collateral" under and as defined in the GFN–GFNRC Pledge Agreement. The Credit Parties and GFN acknowledge that terminating the GFN–GFNRC Pledge Agreement and releasing Agent's Lien on the "Pledged Collateral" thereunder and as defined therein require the consent of Agent and each Lender directly affected by that termination and that release.

(b)   Agent and GFN hereby terminate the GFN–GFNRC Pledge Agreement, to which GFN is party as a Pledgor, and Agent hereby releases its Lien on the "Pledged Collateral" under and as defined in the GFN–GFNRC Pledge Agreement. The termination and release to be effected by this Section 3(b) shall be narrowly construed. Except as expressly set forth in this Section 3(b), the termination and release to be effected by this Section 3(b) do not terminate, and do not release GFN from, any other document, certificate, instrument, or other agreement made by GFN with, to, or in favor of Agent or Lenders, or modify any of the foregoing. Each Lender hereby consents to the termination and release to be effected by this Section 3(b).

4. **Amendments to Existing Ancillary Documents**.

(a)   Each reference to the Existing Credit Agreement in each Existing Ancillary Document is deemed to refer to the Credit Agreement.

(b)   Section 4(a)(ii) of the Intercompany Subordination Agreement is hereby amended to read in its entirety as follows:

"   (ii)   *To GFN*. Each Debtor Obligor may make Subordinated Debt Payments to GFN in it is capacity as a Creditor Obligor, and GFN in its capacity as a Creditor Obligor shall be entitled to accept and receive those Subordinated Debt Payments, so long as (A) no Default or Event of Default has occurred and is continuing or would result therefrom, (B) each Borrower is Solvent, (C) Excess Availability is greater than or equal to the greater of (1) $28,500,000 and (2) an amount equal to 10% of the Maximum Revolver Amount, (D) the Fixed Charge Coverage Ratio, measured on a trailing-twelve-months' basis as of the end of the most recently completed month for which financial statements have been provided to Agent pursuant to Section 5.1, both actual and giving *pro forma* effect to the making of any such Subordinated Debt Payment, will be greater than 1.25 to 1.00, and (E) those Subordinated Debt Payments are not otherwise expressly prohibited under the Credit Agreement."

(c)   Schedule 1 {Commercial Tort Claims}, Schedule 2 {Copyrights}, Schedule 3 {Intellectual Property Licenses}, Schedule 4 {Patents}, Schedule 5 {Pledged Companies}, Schedule 6 {Trademarks}, Schedule 7 {Name; Chief Executive Office; Tax Identification Number; and Organizational Number}, Schedule 8 {Owned Real Property}, Schedule 9 {Deposit Accounts and Securities Accounts}, Schedule 10 {Controlled Account Banks}, Schedule 11 {List of Uniform Commercial Code Filing Jurisdictions}, and Schedule 12 {Certificated Units} to the U.S. Guaranty and Security Agreement are hereby amended and restated in their entirety to read as set forth on Exhibit I.

(d)   Schedule 2 {Copyrights}, Schedule 3 {Intellectual Property Licenses}, Schedule 4 {Patents}, Schedule 5 {Pledged Companies}, Schedule 6 {Trademarks}, Schedule 7 {Name; Chief Executive Office; Registered Office; Tax Identification Number; and Organizational Number}, Schedule 8 {Owned Real Property}, Schedule 9 {Deposit Accounts and Securities Accounts}, Schedule 10 {Controlled Account Banks}, Schedule 11 {List of PPSA Filing Jurisdictions}, and Schedule 12 {Certificated Units} to the Canadian Guaranty and Security Agreement are hereby amended and restated in their entirety to read as set forth on Exhibit J.

5.   **Perfection Certificates**. Attached as Exhibit K are one or more Perfection Certificates with respect to each Loan Party. To induce Agent and the Lenders to enter into Amendment No. 11 and to induce the Lenders to make or to continue to make their respective Extensions of Credit to the Borrowers, each applicable Credit Party hereby represents and warrants to Agent and each Lender that each such Perfection Certificate is complete and accurate in all respects as of the date hereof.

6.   **Schedules to Guaranty and Security Agreements**. To induce Agent and the Lenders to enter into Amendment No. 11 and to induce the Lenders to make or to continue to make their respective Extensions of Credit to the Borrowers, each applicable Credit Party hereby represents and warrants to Agent and each Lender that the information on the schedules to the U.S. Guaranty and Security

Agreement (with respect to Schedules 1, 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, and 12, as amended and restated pursuant to Section 4(c) of this Agreement) and the Canadian Guaranty and Security Agreement (with respect to Schedules 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, and 12, as amended and restated pursuant to Section 4(d) of this Agreement) is complete and accurate in all respects as of the date hereof.

7.   **Reaffirmation**. Each Credit Party hereby (a) reaffirms each of the agreements and covenants in the Existing Ancillary Documents with the same force and effect as if each was separately stated herein and made as of the date hereof; (b) ratifies and reaffirms all of its payment and performance obligations and obligations to indemnify, contingent or otherwise, under the Existing Ancillary Documents and (c) confirms that the Existing Ancillary Documents are in full force and effect. Each "Loan Document" under and as defined in the Existing Agreement that is now in effect and is not separately amended or reaffirmed by this Agreement or separately modified or terminated in connection with Amendment No. 11 constitutes a Loan Document under the Credit Agreement and remains in full force and effect.

8.   **Representations**. Each of the Credit Parties represents to Agent and the Lenders as follows:

(1)   that the execution, delivery, and performance by such Person of this Agreement have been duly authorized by all necessary company action required on its part, and this Agreement is a legal, valid and binding obligation of such Person enforceable against such Person in accordance with its terms except as the enforcement thereof may be subject to (A) the effect of any applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights generally and (B) general principles of equity (regardless of whether enforcement is sought in a proceeding in equity or at law);

(2)   that each representation and warranty contained in the Existing Ancillary Documents and the other Loan Documents to which such Person is a party is true and correct in all respects as of the date hereof, after giving effect to this Agreement;

(3)   that neither the execution, delivery and performance of this Agreement by such Person nor the consummation of the transactions contemplated hereby does or shall contravene, result in a breach of or violate (A) any provision of such Person's certificate or articles of incorporation or formation and bylaws or operating agreement, as appropriate; (B) any law or regulation, or any order or decree of any court or government instrumentality applicable to such Credit Party or (C) any indenture, mortgage, deed of trust, lease, agreement or other instrument to which such Credit Party is a party or by which such Credit Party or any of its property is bound (including, without limitation, the GFC 2021 Notes Indenture); and

(4)   that no Default or Event of Default has occurred and is continuing.

9.   **Conditions**. The effectiveness of this Agreement is subject to the satisfaction of the following conditions precedent:

(1)   that Agent has received this Agreement executed by the Administrative Agent, the Lenders, the Credit Parties, and GFNRC;

(2)   that all conditions set forth in Section 7 of Amendment No. 11 have been satisfied; and

(3)   that all legal matters incident to the execution and delivery of this agreement are reasonably satisfactory to Agent and its counsel.

10.   **Release**. Each of the Credit Parties and GFNRC hereby waives and releases any and all current existing claims, counterclaims, defenses, or set-offs of every kind and nature which it has or might have against Agent or any Lender arising out of, pursuant to, or pertaining in any way to the Existing Ancillary Documents, the GFN–GFNRC Pledge Agreement, any and all documents and instruments delivered in connection with or relating to any of the foregoing, or this Agreement. Each of the Credit Parties and GFNRC hereby further covenants and agrees not to sue Agent or any Lender or assert any claims, defenses, demands, actions, or liabilities against Agent or any Lender which occurred prior to or as of the date of this Agreement arising out of, pursuant to, or pertaining in any way to the Existing Ancillary Documents, the GFN–GFNRC Pledge Agreement, any and all documents and instruments delivered in connection with or relating to any of the foregoing, or this Agreement.

11.   **Successors and Assigns**. This Agreement shall be binding upon each of the Credit Parties and upon their respective executors, administrators, successors and assigns and shall inure to the benefit of Agent and the Lenders and their respective successors and assigns. All references herein to a Credit Party shall be deemed to include the successors and assigns of such Person. The successors and assigns of the Credit Parties shall include, without limitation, their respective receivers, trustees and debtors-in-possession.

12.   **Further Assurances**. Each Credit Party hereby agrees from time to time, as and when requested by Agent or any Lender, to execute and deliver or cause to be executed and delivered all such documents, instruments and agreements and to take or cause to be taken such further or other action as Agent or such Lender may reasonably deem necessary or desirable in order to carry out the intent and purposes of this Agreement and the other Loan Documents.

13.   **Loan Document**. This Agreement shall be deemed to be a "Loan Document" for all purposes under the Credit Agreement.

14.   **Governing Law**. This Agreement and any claim, controversy, dispute or cause of action (whether in contract or tort or otherwise) based upon, arising out of or relating to this Agreement shall be governed by, and construed in accordance with, the law of the State of Illinois.

15.   **Severability**. Wherever possible, each provision of this Agreement shall be interpreted in such manner as to be valid under applicable law. If any provision is found to be invalid under applicable law, it shall be ineffective only to the extent of such invalidity and the remaining provisions of this Agreement shall remain in full force and effect.

16.   **Entire Agreement**. Time is of the essence of this Agreement. This Agreement constitutes the entire contract among the parties relating to the subject matter hereof, and supersedes any and all previous agreements and understandings, oral or written, relating to the subject matter hereof.

17.   **Execution in Counterparts**. This Agreement may be executed in counterparts, each of which shall constitute an original, but all of which when taken together shall constitute a single contract.

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Delivery of a signature page of this Agreement by telecopy or other electronic means shall be effective as delivery of a manually executed counterpart of such agreement.

18.   **Costs and Expenses**. The Borrowers shall, in accordance with Section 15.5 of the Credit Agreement, reimburse Agent and Lenders for all fees, costs, and expenses, including the reasonable fees, costs and expenses of counsel or other advisors for advice, assistance or other representation in connection with this Agreement.

19.   **Reference to and Effect Upon the Loan Documents**. Except as expressly set forth in this Agreement or in Section 9(c) of Amendment No. 11, the Loan Documents (including, without limitation, the Existing Ancillary Documents) shall remain in full force and effect, as amended hereby, and are hereby ratified and confirmed. The execution, delivery, and effectiveness of this Agreement shall not operate as a waiver of any right, power or remedy of Agent or any Lender under any of the Loan Documents (including, without limitation, the Existing Ancillary Documents) nor constitute a waiver or amendment of any provision of any of the Loan Documents (including, without limitation, the Existing Ancillary Documents). Upon the effectiveness of this Agreement, (i) each reference in the Existing Ancillary Documents to "this Agreement," "hereunder," "hereof," "herein," or words of similar import shall mean and be a reference to such Existing Ancillary Document as amended hereby and (ii) each reference in any Loan Document (including, without limitation, any Existing Ancillary Document) to the "Credit Agreement" shall be deemed to be a reference to the Credit Agreement as defined in this Agreement.

20.   **Section Headings**. The section headings herein are for convenience of reference only, and shall not affect in any way the interpretation of any of the provisions hereof.

[Signature pages to follow.]

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IN WITNESS WHEREOF, the parties hereto have caused this Omnibus Release, Amendment, and Reaffirmation Agreement to be executed and delivered as of the date first above written.

PAC-VAN, INC.

By: [signature]
Name: Christopher A. Wilson
Title: Secretary

LONE STAR TANK RENTAL INC.

By: [signature]
Name: Christopher A. Wilson
Title: Secretary

SOUTHERN FRAC, LLC

By: GFN Manufacturing Corporation,
a Delaware corporation, as Manager

By: [signature]
Name: Christopher A. Wilson
Title: Secretary

PV ACQUISITION CORP.

By: [signature]
Name: Christopher A. Wilson
Title: Secretary

GFN MANUFACTURING CORPORATION

By: [signature]
Name: Christopher A. Wilson
Title: Secretary

GFN NORTH AMERICA CORP.

By: [signature]
Name: Christopher A. Wilson
Title: Secretary

GFN REALTY COMPANY, LLC

By: [signature]
Name: Christopher A. Wilson
Title: Secretary

WELLS FARGO BANK, NATIONAL ASSOCIATION,
as Agent and as a Lender

By: [signature]
Name: Brian Hynds
Its Authorized Signatory

EAST WEST BANK,
as a Lender

By: _Rochelle Marrs_

Name: Rochelle Marrs

Its Authorized Signatory

CIT BANK, N.A.,
f/k/a OneWest Bank N.A.,
successor in interest to OneWest Bank, FSB,
as a Lender

By:

Name: Anthony Masci

Its Authorized Signatory

CIBC BANK USA,
as a Lender

By: _____

Name: Scott Dvornik
       Its Authorized Signatory

KEYBANK, NATIONAL ASSOCIATION,
as a Lender

By: _Nadine Eames_

Name: Nadine Eames
        Its Vice President

BANK HAPOALIM B.M.,
as a Lender

By:

Name: _Maxine Levy, SVP_

Its Authorized Signatory

By: _Victor Liu_

Name: _VICTOR LIU, FVP_

Its Authorized Signatory

ASSOCIATED BANK, N.A.,
as a Lender

By: [signature]
Name: Stacy L. Kernz
Its Authorized Signatory

BANK OF THE WEST,
as a Lender

By: *EStagliano*
Name: Emily Stagliano
            Its Authorized Signatory

EXHIBIT A-1

U.S. Guaranty and Security Agreement

See attached.

GUARANTY AND SECURITY AGREEMENT

THIS GUARANTY AND SECURITY AGREEMENT (this "Agreement") dated as of September 7, 2012, among the Persons listed on the signature pages hereof as "Grantors" and those additional entities that hereafter become parties hereto by executing the form of Joinder attached hereto as Annex 1 (each, a "Grantor" and collectively, the "Grantors"), and WELLS FARGO BANK, NATIONAL ASSOCIATION, a national banking association ("Wells Fargo"), in its capacity as agent for each member of the Lender Group and the Bank Product Providers (in such capacity, together with its successors and assigns in such capacity, "Agent").

WHEREAS, pursuant to that certain Credit Agreement of even date herewith (as amended, restated, supplemented, or otherwise modified from time to time, the "Credit Agreement") by and among Pac-Van, Inc., an Indiana corporation ("Pac-Van, Inc."), the Subsidiaries of Pac-Van, Inc. signatory thereto (each such Person, together with Pac-Van, Inc., a "Borrower" and collectively, the "Borrowers"), the lenders signatory thereto (each of such lenders, together with its successors and permitted assigns, is referred to hereinafter as a "Lender"), and Agent, the Lender Group and the Bank Product Providers have agreed to make certain financial accommodations available to Borrowers from time to time pursuant to the terms and conditions thereof;

WHEREAS, Agent has agreed to act as agent for the benefit of the Lender Group and the Bank Product Providers in connection with the transactions contemplated by the Credit Agreement and this Agreement;

WHEREAS, in order to induce the Lender Group to enter into the Credit Agreement and the other Loan Documents, to induce the Bank Product Providers to enter into the Bank Product Agreements, and to induce the Lender Group and the Bank Product Providers to make financial accommodations to Borrowers as provided for in the Credit Agreement, the other Loan Documents and the Bank Product Agreements, (a) each Grantor that is not a Borrower has agreed to guaranty the Guarantied Obligations, and (b) each Grantor has agreed to grant to Agent, for the benefit of the Lender Group and the Bank Product Providers, a continuing security interest in and to the Collateral in order to secure the prompt and complete payment, observance and performance of, among other things, the Secured Obligations; and

WHEREAS, each Grantor that is not a Borrower is an Affiliate of one or more Borrowers and, as such, will benefit by virtue of the financial accommodations extended to Borrowers by the Lender Group and the Bank Product Providers.

NOW, THEREFORE, for and in consideration of the recitals made above and other good and valuable consideration, the receipt, sufficiency and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

1.   Definitions; Construction.

(a)   All initially capitalized terms used herein (including in the preamble and recitals hereof) without definition shall have the meanings ascribed thereto in the Credit Agreement (including Schedule 1.1 thereto). Any terms (whether capitalized or lower case) used in this Agreement that are defined in the Code shall be construed and defined as set forth in the Code unless otherwise defined herein or in the Credit Agreement; provided that to the extent that the Code is used to define any term used herein and if such term is defined differently in different Articles of the Code, the definition of such term contained in Article 9 of the Code shall govern. In addition to those terms defined elsewhere in this Agreement, as used in this Agreement, the following terms shall have the following meanings:

"Account" means an account (as that term is defined in Article 9 of the Code).

"Account Debtor" means an account debtor (as that term is defined in the Code).

"Agent" has the meaning specified therefor in the preamble to this Agreement.

"Agent's Lien" has the meaning specified therefor in the Credit Agreement.

"Agreement" has the meaning specified therefor in the preamble to this Agreement.

"Bank Product Obligations" has the meaning specified therefor in the Credit Agreement.

"Bank Product Provider" has the meaning specified therefor in the Credit Agreement.

"Books" means books and records (including each Grantor's Records indicating, summarizing, or evidencing such Grantor's assets (including the Collateral) or liabilities, each Grantor's Records relating to such Grantor's business operations or financial condition, and each Grantor's goods or General Intangibles related to such information).

"Borrower" and "Borrowers" have the respective meanings specified therefor in the recitals to this Agreement.

"Cash Equivalents" has the meaning specified therefor in the Credit Agreement.

"Certificate of Title" has the meaning specified therefor in the Credit Agreement.

"Certificated Units" has the meaning specified therefor in the Credit Agreement.

"Chattel Paper" means chattel paper (as that term is defined in the Code), and includes tangible chattel paper and electronic chattel paper.

"Code" means the Illinois Uniform Commercial Code, as in effect from time to time; provided, however, that in the event that, by reason of mandatory provisions of law, any or all of the attachment, perfection, priority, or remedies with respect to Agent's Lien on any Collateral is governed by the Uniform Commercial Code as enacted and in effect in a jurisdiction other than the State of Illinois, the term "Code" shall mean the Uniform Commercial Code as enacted and in effect in such other jurisdiction solely for purposes of the provisions thereof relating to such attachment, perfection, priority, or remedies.

"Collateral" has the meaning specified therefor in Section 3.

"Commercial Tort Claims" means commercial tort claims (as that term is defined in the Code), and includes those commercial tort claims listed on Schedule 1.

"Control Agreement" has the meaning specified therefor in the Credit Agreement.

"Controlled Account" has the meaning specified therefor in Section 7(k).

"Controlled Account Agreements" means those certain cash management agreements, in form and substance reasonably satisfactory to Agent, each of which is executed and delivered by a Grantor, Agent, and one of the Controlled Account Banks.

"Controlled Account Bank" has the meaning specified therefor in Section 7(k).

"Copyrights" means any and all rights in any works of authorship, including (a) copyrights and moral rights, (b) copyright registrations and recordings thereof and all applications in connection therewith including those listed on Schedule 2, (c) income, license fees, royalties, damages, and payments now and hereafter due or payable under and with respect thereto, including payments under all licenses entered into in connection therewith and damages and payments for past, present, or future infringements thereof, (d) the right to sue for past, present, and future infringements thereof, and (e) all of each Grantor's rights corresponding thereto throughout the world.

"Copyright Security Agreement" means each Copyright Security Agreement executed and delivered by Grantors, or any of them, and Agent, in substantially the form of Exhibit A.

"Credit Agreement" has the meaning specified therefor in the recitals to this Agreement.

"Deposit Account" means a deposit account (as that term is defined in the Code).

"Equipment" means equipment (as that term is defined in the Code).

"Equity Interests" has the meaning specified therefor in the Credit Agreement.

"Event of Default" has the meaning specified therefor in the Credit Agreement.

"Farm Products" means farm products (as that term is defined in the Code).

"Fixtures" means fixtures (as that term is defined in the Code).

"Foreclosed Grantor" has the meaning specified therefor in Section 2(i)(iv).

"General Intangibles" means general intangibles (as that term is defined in the Code), and includes payment intangibles, software, contract rights, rights to payment, rights under Hedge Agreements (including the right to receive payment on account of the termination (voluntarily or involuntarily) of such Hedge Agreements), rights arising under common law, statutes, or regulations, choses or things in action, goodwill, Intellectual Property, Intellectual Property Licenses, purchase orders, customer lists, monies due or recoverable from pension funds, route lists, rights to payment and other rights under any royalty or licensing agreements, including Intellectual Property Licenses, infringement claims, pension plan refunds, pension plan refund claims, insurance premium rebates, tax refunds, and tax refund claims, interests in a partnership or limited liability company which do not constitute a security under Article 8 of the Code, and any other personal property other than Commercial Tort Claims, money, Accounts, Chattel Paper, Deposit Accounts, goods, Investment Property, Negotiable Collateral, and oil, gas, or other minerals before extraction.

"Grantor" and "Grantors" have the respective meanings specified therefor in the preamble to this Agreement.

"Guarantied Obligations" means all of the Obligations (including any Bank Product Obligations) now or hereafter existing, whether for principal, interest (including any interest that accrues after the commencement of an Insolvency Proceeding, regardless of whether allowed or allowable in whole or in part as a claim in any such Insolvency Proceeding), fees (including the fees provided for in the Fee Letter), Lender Group Expenses (including any fees or expenses that accrue after the commencement of an Insolvency Proceeding, regardless of whether allowed or allowable in whole or in part as a claim in any such Insolvency Proceeding), or otherwise, and any and all expenses (including reasonable counsel fees and expenses) incurred by Agent, any other member of the Lender Group, or any Bank Product

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Provider (or any of them) in enforcing any rights under the any of the Loan Documents. Without limiting the generality of the foregoing, Guarantied Obligations shall include all amounts that constitute part of the Guarantied Obligations and would be owed by any Borrower to Agent, any other member of the Lender Group, or any Bank Product Provider but for the fact that they are unenforceable or not allowable, including due to the existence of a bankruptcy, reorganization, other Insolvency Proceeding or similar proceeding involving any Borrower or any Guarantor.

"Guarantor" means, collectively, each Grantor that is not a Borrower and any other Grantor joined to this Agreement as a Guarantor pursuant to a Joinder.

"Guaranty" means the guaranty set forth in Section 2 hereof.

"Insolvency Proceeding" has the meaning specified therefor in the Credit Agreement.

"Intellectual Property" means any and all Patents, Copyrights, Trademarks, trade secrets, know-how, inventions (whether or not patentable), algorithms, software programs (including source code and object code), processes, product designs, industrial designs, blueprints, drawings, data, customer lists, URLs and domain names, specifications, documentations, reports, catalogs, literature, and any other forms of technology or proprietary information of any kind, including all rights therein and all applications for registration or registrations thereof.

"Intellectual Property Licenses" means, with respect to any Person (the "Specified Party"), (a) any licenses or other similar rights provided to the Specified Party in or with respect to Intellectual Property owned or controlled by any other Person, and (b) any licenses or other similar rights provided to any other Person in or with respect to Intellectual Property owned or controlled by the Specified Party, in each case, including (x) any software license agreements (other than license agreements for commercially available off-the-shelf software that is generally available to the public which have been licensed to a Grantor pursuant to end-user licenses), (y) the license agreements listed on Schedule 3, and (z) the right to use any of the licenses or other similar rights described in this definition in connection with the enforcement of the Lender Group's rights under the Loan Documents.

"Inventory" means inventory (as that term is defined in the Code).

"Investment Property" means (a) any and all investment property (as that term is defined in the Code), and (b) any and all of the following (regardless of whether classified as investment property under the Code): all Pledged Interests, Pledged Operating Agreements, and Pledged Partnership Agreements.

"Joinder" means each Joinder to this Agreement executed and delivered by Agent and each of the other parties listed on the signature pages thereto, in substantially the form of Annex 1.

"Lender Group" has the meaning specified therefor in the Credit Agreement.

"Lender" and "Lenders" have the respective meanings specified therefor in the recitals to this Agreement.

"Loan Documents" has the meaning specified therefor in the Credit Agreement.

"Negotiable Collateral" means letters of credit, letter-of-credit rights, instruments, promissory notes, drafts and documents (as each such term is defined in the Code).

"Obligations" has the meaning specified therefor in the Credit Agreement.

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"Patents" means patents and patent applications, including (a) the patents and patent applications listed on Schedule 4, (b) all continuations, divisionals, continuations-in-part, re-examinations, reissues, and renewals thereof and improvements thereon, (c) all income, royalties, damages and payments now and hereafter due or payable under and with respect thereto, including payments under all licenses entered into in connection therewith and damages and payments for past, present, or future infringements thereof, (d) the right to sue for past, present, and future infringements thereof, and (e) all of each Grantor's rights corresponding thereto throughout the world.

"Patent Security Agreement" means each Patent Security Agreement executed and delivered by Grantors, or any of them, and Agent, in substantially the form of Exhibit B.

"Permitted Investments" has the meaning specified therefor in the Credit Agreement.

"Permitted Liens" has the meaning specified therefor in the Credit Agreement.

"Person" has the meaning specified therefor in the Credit Agreement.

"Pledged Companies" means each Person listed on Schedule 5 as a "Pledged Company", together with each other Person, all or a portion of whose Equity Interests are acquired or otherwise owned by a Grantor after the Closing Date.

"Pledged Interests" means all of each Grantor's right, title and interest in and to all of the Equity Interests now owned or hereafter acquired by such Grantor, regardless of class or designation, including in each of the Pledged Companies, and all substitutions therefor and replacements thereof, all Proceeds thereof and all rights relating thereto, also including any certificates representing the Equity Interests, the right to receive any certificates representing any of the Equity Interests, all warrants, options, share appreciation rights and other rights, contractual or otherwise, in respect thereof and the right to receive all dividends, distributions of income, profits, surplus, or other compensation by way of income or liquidating distributions, in cash or in kind, and all cash, instruments, and other property from time to time received, receivable, or otherwise distributed in respect of or in addition to, in substitution of, on account of, or in exchange for any or all of the foregoing.

"Pledged Interests Addendum" means a Pledged Interests Addendum substantially in the form of Exhibit C.

"Pledged Notes" has the meaning specified therefor in Section 6(i).

"Pledged Operating Agreements" means all of each Grantor's rights, powers, and remedies under the limited liability company operating agreements of each of the Pledged Companies that are limited liability companies.

"Pledged Partnership Agreements" means all of each Grantor's rights, powers, and remedies under the partnership agreements of each of the Pledged Companies that are partnerships.

"Proceeds" has the meaning specified therefor in Section 3(r).

"PTO" means the United States Patent and Trademark Office.

"Record" means information that is inscribed on a tangible medium or which is stored in an electronic or other medium and is retrievable in perceivable form.

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"Secured Obligations" means each and all of the following: (A) all of the present and future obligations of each of the Grantors arising from, or owing under or pursuant to, this Agreement (including the Guaranty), the Credit Agreement, or any of the other Loan Documents, (B) all Bank Product Obligations, and (C) all other Obligations of Borrowers and all other Guarantied Obligations of each Guarantor (including, in the case of each of clauses (A), (B), and (C), reasonable attorneys' fees and expenses and any interest, fees, or expenses that accrue after the filing of an Insolvency Proceeding, regardless of whether allowed or allowable in whole or in part as a claim in any Insolvency Proceeding).

"Securities Account" means a securities account (as that term is defined in the Code).

"Security Interest" has the meaning specified therefor in Section 3.

"Supporting Obligations" means supporting obligations (as such term is defined in the Code), and includes letters of credit and guaranties issued in support of Accounts, Chattel Paper, documents, General Intangibles, instruments or Investment Property.

"Trademarks" means any and all trademarks, trade names, registered trademarks, trademark applications, service marks, registered service marks and service mark applications, including (a) the trade names, registered trademarks, trademark applications, registered service marks and service mark applications listed on Schedule 6, (b) all renewals thereof, (c) all income, royalties, damages and payments now and hereafter due or payable under and with respect thereto, including payments under all licenses entered into in connection therewith and damages and payments for past or future infringements or dilutions thereof, (d) the right to sue for past, present and future infringements and dilutions thereof, (e) the goodwill of each Grantor's business symbolized by the foregoing or connected therewith, and (f) all of each Grantor's rights corresponding thereto throughout the world.

"Trademark Security Agreement" means each Trademark Security Agreement executed and delivered by Grantors, or any of them, and Agent, in substantially the form of Exhibit D.

"Trust" has the meaning specified therefor in the Credit Agreement.

"Trust Agent" has the meaning specified therefor in the Credit Agreement.

"Trust Agreement" has the meaning specified therefor in the Credit Agreement.

"URL" means "uniform resource locator," an internet web address.

"VIN" has the meaning specified therefor in Section 6(h).

(b)   Unless the context of this Agreement clearly requires otherwise, references to the plural include the singular, references to the singular include the plural, the terms "includes" and "including" are not limiting, and the term "or" has, except where otherwise indicated, the inclusive meaning represented by the phrase "and/or." The words "hereof," "herein," "hereby," "hereunder," and similar terms in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement. Section, subsection, clause, schedule, and exhibit references herein are to this Agreement unless otherwise specified. Any reference in this Agreement to any agreement, instrument, or document shall include all alterations, amendments, changes, extensions, modifications, renewals, replacements, substitutions, joinders, and supplements, thereto and thereof, as applicable (subject to any restrictions on such alterations, amendments, changes, extensions, modifications, renewals, replacements, substitutions, joinders, and supplements set forth herein or in the Credit Agreement). The words "asset" and "property" shall be construed to have the same meaning and effect and to refer to any and all tangible

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and intangible assets and properties. Any reference herein to the satisfaction, repayment, or payment in full of the Secured Obligations or the Guarantied Obligations shall mean (i) the payment or repayment in full in immediately available funds of (A) the principal amount of, and interest accrued with respect to, all outstanding Revolving Loans (inclusive of Extraordinary Advances and Swing Loans), together with the payment of any premium applicable to the repayment of such loans, (B) all Lender Group Expenses that have accrued regardless of whether demand has been made therefor, (C) all fees or charges that have accrued hereunder or under any other Loan Document (including the Letter of Credit Fee and the Unused Line Fee), (ii) in the case of contingent reimbursement obligations with respect to Letters of Credit, providing Letter of Credit Collateralization, (iii) in the case of obligations with respect to Bank Products (other than Hedge Obligations), providing Bank Product Collateralization, (iv) the receipt by Agent of cash collateral in order to secure any other contingent Secured Obligations or Guarantied Obligations for which a claim or demand for payment has been made at such time or in respect of matters or circumstances known to Agent or a Lender at the time that are reasonably expected to result in any loss, cost, damage or expense (including attorneys' fees and legal expenses), such cash collateral to be in such amount as Agent reasonably determines is appropriate to secure such contingent Secured Obligations or Guarantied Obligations, (v) the payment or repayment in full in immediately available funds of all other Secured Obligations or Guarantied Obligations (as the case may be) (including the payment of any termination amount then applicable (or which would or could become applicable as a result of the repayment of the other Obligations) under Hedge Agreements provided by Hedge Providers) other than (A) unasserted contingent indemnification obligations, (B) any Bank Product Obligations (other than Hedge Obligations) that, at such time, are allowed by the applicable Bank Product Provider to remain outstanding without being required to be repaid or cash collateralized, and (C) any Hedge Obligations that, at such time, are allowed by the applicable Hedge Provider to remain outstanding without being required to be repaid, and (vi) the termination of all of the Commitments of the Lenders. Any reference herein to any Person shall be construed to include such Person's successors and assigns. Any requirement of a writing contained herein shall be satisfied by the transmission of a Record.

(c)   All of the schedules and exhibits attached to this Agreement shall be deemed incorporated herein by reference.

2.   Guaranty.

(a)   In recognition of the direct and indirect benefits to be received by Guarantors from the proceeds of the Revolving Loans, the issuance of the Letters of Credit, and the entering into of the Bank Product Agreements and by virtue of the financial accommodations to be made to Borrowers, each of the Guarantors, jointly and severally, hereby unconditionally and irrevocably guarantees as a primary obligor and not merely as a surety the full and prompt payment when due, whether upon maturity, acceleration, or otherwise, of all of the Guarantied Obligations. If any or all of the Obligations becomes due and payable, each of the Guarantors, unconditionally and irrevocably, and without the need for demand, protest, or any other notice or formality, promises to pay such indebtedness to Agent, for the benefit of the Lender Group and the Bank Product Providers, together with any and all expenses (including Lender Group Expenses) that may be incurred by Agent or any other member of the Lender Group or any Bank Product Provider in demanding, enforcing, or collecting any of the Guarantied Obligations (including the enforcement of any collateral for such Obligations or any collateral for the obligations of the Guarantors under this Guaranty). If claim is ever made upon Agent or any other member of the Lender Group or any Bank Product Provider for repayment or recovery of any amount or amounts received in payment of or on account of any or all of the Obligations and any of Agent or any other member of the Lender Group or any Bank Product Provider repays all or part of said amount by reason of (i) any judgment, decree, or order of any court or administrative body having jurisdiction over such payee or any of its property, or (ii) any settlement or compromise of any such claim effected by such payee with any such claimant (including Borrowers or any Guarantor), then and in each such event, each

of the Guarantors agrees that any such judgment, decree, order, settlement, or compromise shall be binding upon the Guarantors, notwithstanding any revocation (or purported revocation) of this Guaranty or other instrument evidencing any liability of any Grantor, and the Guarantors shall be and remain liable to the aforesaid payees hereunder for the amount so repaid or recovered to the same extent as if such amount had never originally been received by any such payee.

(b) Additionally, each of the Guarantors unconditionally and irrevocably guarantees the payment of any and all of the Obligations to Agent, for the benefit of the Lender Group and the Bank Product Providers, whether or not due or payable by any Loan Party upon the occurrence of any of the events specified in Section 8.4 or 8.5 of the Credit Agreement, and irrevocably and unconditionally promises to pay such indebtedness to Agent, for the benefit of the Lender Group and the Bank Product Providers, without the requirement of demand, protest, or any other notice or other formality, in lawful money of the United States.

(c) The liability of each of the Guarantors hereunder is primary, absolute, and unconditional, and is independent of any security for or other guaranty of the Obligations, whether executed by any other Guarantor or by any other Person, and the liability of each of the Guarantors hereunder shall not be affected or impaired by (i) any payment on, or in reduction of, any such other guaranty or undertaking, (ii) any dissolution, termination, or increase, decrease, or change in personnel by any Grantor, (iii) any payment made to Agent, any other member of the Lender Group, or any Bank Product Provider on account of the Obligations which Agent, such other member of the Lender Group, or such Bank Product Provider repays to any Grantor pursuant to court order in any bankruptcy, reorganization, arrangement, moratorium or other debtor relief proceeding (or any settlement or compromise of any claim made in such a proceeding relating to such payment), and each of the Guarantors waives any right to the deferral or modification of its obligations hereunder by reason of any such proceeding, or (iv) any action or inaction by Agent, any other member of the Lender Group, or any Bank Product Provider, or (v) any invalidity, irregularity, avoidability, or unenforceability of all or any part of the Obligations or of any security therefor.

(d) This Guaranty includes all present and future Guarantied Obligations including any under transactions continuing, compromising, extending, increasing, modifying, releasing, or renewing the Guarantied Obligations, changing the interest rate, payment terms, or other terms and conditions thereof, or creating new or additional Guarantied Obligations after prior Guarantied Obligations have been satisfied in whole or in part. To the maximum extent permitted by law, each Guarantor hereby waives any right to revoke this Guaranty as to future Guarantied Obligations. If such a revocation is effective notwithstanding the foregoing waiver, each Guarantor acknowledges and agrees that (i) no such revocation shall be effective until written notice thereof has been received by Agent, (ii) no such revocation shall apply to any Guarantied Obligations in existence on the date of receipt by Agent of such written notice (including any subsequent continuation, extension, or renewal thereof, or change in the interest rate, payment terms, or other terms and conditions thereof), (iii) no such revocation shall apply to any Guarantied Obligations made or created after such date to the extent made or created pursuant to a legally binding commitment of any member of the Lender Group or any Bank Product Provider in existence on the date of such revocation, (iv) no payment by any Guarantor, any Borrower, or from any other source, prior to the date of Agent's receipt of written notice of such revocation shall reduce the maximum obligation of such Guarantor hereunder, and (v) any payment by any Borrower or from any source other than such Guarantor subsequent to the date of such revocation shall first be applied to that portion of the Guarantied Obligations as to which the revocation is effective and which are not, therefore, guarantied hereunder, and to the extent so applied shall not reduce the maximum obligation of such Guarantor hereunder. This Guaranty shall be binding upon each Guarantor, its successors and assigns and inure to the benefit of and be enforceable by Agent (for the benefit of the Lender Group and the Bank Product Providers) and its successors, transferees, or assigns.

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(e)   The guaranty by each of the Guarantors hereunder is a guaranty of payment and not of collection. The obligations of each of the Guarantors hereunder are independent of the obligations of any other Guarantor or Grantor or any other Person and a separate action or actions may be brought and prosecuted against one or more of the Guarantors whether or not action is brought against any other Guarantor or Grantor or any other Person and whether or not any other Guarantor or Grantor or any other Person be joined in any such action or actions. Each of the Guarantors waives, to the fullest extent permitted by law, the benefit of any statute of limitations affecting its liability hereunder or the enforcement hereof. Any payment by any Grantor or other circumstance which operates to toll any statute of limitations as to any Grantor shall operate to toll the statute of limitations as to each of the Guarantors.

(f)   Each of the Guarantors authorizes Agent, the other members of the Lender Group, and the Bank Product Providers without notice or demand, and without affecting or impairing its liability hereunder, from time to time to:

(i)   change the manner, place, or terms of payment of, or change or extend the time of payment of, renew, increase, accelerate, or alter: (A) any of the Obligations (including any increase or decrease in the principal amount thereof or the rate of interest or fees thereon); or (B) any security therefor or any liability incurred directly or indirectly in respect thereof, and this Guaranty shall apply to the Obligations as so changed, extended, renewed, or altered;

(ii)   take and hold security for the payment of the Obligations and sell, exchange, release, impair, surrender, realize upon, collect, settle, or otherwise deal with in any manner and in any order any property at any time pledged or mortgaged to secure the Obligations or any of the Guarantied Obligations (including any of the obligations of all or any of the Guarantors under this Guaranty) incurred directly or indirectly in respect thereof or hereof, or any offset on account thereof;

(iii)   exercise or refrain from exercising any rights against any Grantor;

(iv)   release or substitute any one or more endorsers, guarantors, any Grantor, or other obligors;

(v)   settle or compromise any of the Obligations, any security therefor, or any liability (including any of those of any of the Guarantors under this Guaranty) incurred directly or indirectly in respect thereof or hereof, and may subordinate the payment of all or any part thereof to the payment of any liability (whether due or not) of any Grantor to its creditors;

(vi)   apply any sums by whomever paid or however realized to any liability or liabilities of any Grantor to Agent, any other member of the Lender Group, or any Bank Product Provider regardless of what liability or liabilities of such Grantor remain unpaid;

(vii)   consent to or waive any breach of, or any act, omission, or default under, this Agreement, any other Loan Document, any Bank Product Agreement, or any of the instruments or agreements referred to herein or therein, or otherwise amend, modify, or supplement this Agreement, any other Loan Document, any Bank Product Agreement, or any of such other instruments or agreements; or

(viii)   take any other action that could, under otherwise applicable principles of law, give rise to a legal or equitable discharge of one or more of the Guarantors from all or part of its liabilities under this Guaranty.

(g)   It is not necessary for Agent, any other member of the Lender Group, or any Bank Product Provider to inquire into the capacity or powers of any of the Guarantors or the officers, directors, partners or agents acting or purporting to act on its behalf, and any Obligations made or created in reliance upon the professed exercise of such powers shall be Guarantied Obligations hereunder.

(h)   Each Guarantor jointly and severally guarantees that the Guarantied Obligations will be paid strictly in accordance with the terms of the Loan Documents, regardless of any law, regulation, or order now or hereafter in effect in any jurisdiction affecting any of such terms or the rights of any member of the Lender Group or any Bank Product Provider with respect thereto. The obligations of each Guarantor under this Guaranty are independent of the Guarantied Obligations, and a separate action or actions may be brought and prosecuted against each Guarantor to enforce such obligations, irrespective of whether any action is brought against any other Guarantor or whether any other Guarantor is joined in any such action or actions. The liability of each Guarantor under this Guaranty shall be absolute and unconditional irrespective of, and each Guarantor hereby irrevocably waives any defense it may now or hereafter have in any way relating to, any or all of the following:

(i)   any lack of validity or enforceability of any Loan Document or any agreement or instrument relating thereto;

(ii)   any change in the time, manner, or place of payment of, or in any other term of, all or any of the Guarantied Obligations, or any other amendment or waiver of or any consent to departure from any Loan Document, including any increase in the Guarantied Obligations resulting from the extension of additional credit;

(iii)   any taking, exchange, release, or non-perfection of any Lien in and to any Collateral, or any taking, release, amendment, waiver of, or consent to departure from any other guaranty, for all or any of the Guarantied Obligations;

(iv)   the existence of any claim, set-off, defense, or other right that any Guarantor may have at any time against any Person, including Agent, any other member of the Lender Group, or any Bank Product Provider;

(v)   any defense, set-off, counterclaim, or claim, of any kind or nature, arising directly or indirectly from the present or future lack of perfection, sufficiency, validity, or enforceability of the Guarantied Obligations or any security therefor;

(vi)   any right or defense arising by reason of any claim or defense based upon an election of remedies by any member of the Lender Group or any Bank Product Provider including any defense based upon an impairment or elimination of such Guarantor's rights of subrogation, reimbursement, contribution, or indemnity of such Guarantor against any other Grantor or any guarantors or sureties;

(vii)   any change, restructuring, or termination of the corporate, limited liability company, or partnership structure or existence of any Grantor; or

(viii)   any other circumstance that might otherwise constitute a defense available to, or a discharge of, any Grantor or any other guarantor or surety.

(i) Waivers.

(i) Each of the Guarantors waives any right (except as shall be required by applicable statute and cannot be waived) to require Agent, any other member of the Lender Group, or any Bank Product Provider to (A) proceed against any other Grantor or any other Person, (B) proceed against or exhaust any security held from any other Grantor or any other Person, (C) protect, secure, perfect, or insure any security interest or Lien on any property subject thereto or exhaust any right to take any action against any other Grantor, any other Person, or any collateral, or (D) pursue any other remedy in any member of the Lender Group's or any Bank Product Provider's power whatsoever. Each of the Guarantors waives any defense based on or arising out of any defense of any Grantor or any other Person, other than payment of the Obligations to the extent of such payment, based on or arising out of the disability of any Grantor or any other Person, or the validity, legality, or unenforceability of the Obligations or any part thereof from any cause, or the cessation from any cause of the liability of any Grantor other than payment of the Obligations to the extent of such payment. Agent may, at the election of the Required Lenders, foreclose upon any Collateral held by Agent by one or more judicial or nonjudicial sales or other dispositions, whether or not every aspect of any such sale is commercially reasonable or otherwise fails to comply with applicable law or may exercise any other right or remedy Agent, any other member of the Lender Group, or any Bank Product Provider may have against any Grantor or any other Person, or any security, in each case, without affecting or impairing in any way the liability of any of the Guarantors hereunder except to the extent the Obligations have been paid.

(ii) Each of the Guarantors waives all presentments, demands for performance, protests and notices, including notices of nonperformance, notices of protest, notices of dishonor, notices of acceptance of this Guaranty, and notices of the existence, creation, or incurring of new or additional Obligations or other financial accommodations. Each of the Guarantors waives notice of any Default or Event of Default under any of the Loan Documents. Each of the Guarantors assumes all responsibility for being and keeping itself informed of each Grantor's financial condition and assets and of all other circumstances bearing upon the risk of nonpayment of the Obligations and the nature, scope, and extent of the risks which each of the Guarantors assumes and incurs hereunder, and agrees that neither Agent nor any of the other members of the Lender Group nor any Bank Product Provider shall have any duty to advise any of the Guarantors of information known to them regarding such circumstances or risks.

(iii) To the fullest extent permitted by applicable law, each Guarantor hereby waives: (A) any right to assert against any member of the Lender Group or any Bank Product Provider, any defense (legal or equitable), set-off, counterclaim, or claim which each Guarantor may now or at any time hereafter have against any Borrower or any other party liable to any member of the Lender Group or any Bank Product Provider; (B) any defense, set-off, counterclaim, or claim, of any kind or nature, arising directly or indirectly from the present or future lack of perfection, sufficiency, validity, or enforceability of the Guarantied Obligations or any security therefor; (C) any right or defense arising by reason of any claim or defense based upon an election of remedies by any member of the Lender Group or any Bank Product Provider including any defense based upon an impairment or elimination of such Guarantor's rights of subrogation, reimbursement, contribution, or indemnity of such Guarantor against Borrowers or other guarantors or sureties; and (D) the benefit of any statute of limitations affecting such Guarantor's liability hereunder or the enforcement thereof, and any act which shall defer or delay the operation of any statute of limitations applicable to the Guarantied Obligations shall similarly operate to defer or delay the operation of such statute of limitations applicable to such Guarantor's liability hereunder.

(iv) No Guarantor shall exercise any rights that it may now or hereafter acquire against any Grantor or any other guarantor that arise from the existence, payment, performance or enforcement of such Guarantor's obligations under this Guaranty, including any right of subrogation,

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reimbursement, exoneration, contribution or indemnification and any right to participate in any claim or remedy of Agent, any other member of the Lender Group, or any Bank Product Provider against any Grantor or any other guarantor or any Collateral, whether or not such claim, remedy or right arises in equity or under contract, statute or common law, including the right to take or receive from any Grantor or any other guarantor, directly or indirectly, in cash or other property or by set-off or in any other manner, payment or security solely on account of such claim, remedy or right, unless and until all of the Guarantied Obligations and all other amounts payable under this Guaranty shall have been paid in full in cash and all of the Commitments have been terminated. If any amount shall be paid to any Guarantor in violation of the immediately preceding sentence, such amount shall be held in trust for the benefit of Agent, for the benefit of the Lender Group and the Bank Product Providers, and shall forthwith be paid to Agent to be credited and applied to the Guarantied Obligations and all other amounts payable under this Guaranty, whether matured or unmatured, in accordance with the terms of the Credit Agreement, or to be held as Collateral for any Guarantied Obligations or other amounts payable under this Guaranty thereafter arising. Notwithstanding anything to the contrary contained in this Guaranty, no Guarantor may exercise any rights of subrogation, contribution, indemnity, reimbursement or other similar rights against, and may not proceed or seek recourse against or with respect to any property or asset of, any other Grantor (the "Foreclosed Grantor"), including after payment in full of the Obligations, if all or any portion of the Obligations have been satisfied in connection with an exercise of remedies in respect of the Equity Interests of such Foreclosed Grantor whether pursuant to this Agreement or otherwise.

(v)   Each of the Guarantors represents, warrants, and agrees that each of the waivers set forth above is made with full knowledge of its significance and consequences and that if any of such waivers are determined to be contrary to any applicable law or public policy, such waivers shall be effective to the maximum extent permitted by law.

3.   Grant of Security. Each Grantor hereby unconditionally grants, assigns, and pledges to Agent, for the benefit of each member of the Lender Group and each of the Bank Product Providers, to secure the Secured Obligations, a continuing security interest (hereinafter referred to as the "Security Interest") in all of such Grantor's right, title, and interest in and to the following, whether now owned or hereafter acquired or arising and wherever located (the "Collateral"):

(a)   all of such Grantor's Accounts;

(b)   all of such Grantor's Books;

(c)   all of such Grantor's Chattel Paper;

(d)   all of such Grantor's Commercial Tort Claims;

(e)   all of such Grantor's Deposit Accounts;

(f)   all of such Grantor's Equipment;

(g)   all of such Grantor's Farm Products;

(h)   all of such Grantor's Fixtures;

(i)   all of such Grantor's General Intangibles;

(j)   all of such Grantor's Inventory;

(k)   all of such Grantor's Investment Property;

(l)   all of such Grantor's Intellectual Property and Intellectual Property Licenses;

(m)   all of such Grantor's Negotiable Collateral (including all of such Grantor's Pledged Notes);

(n)   all of such Grantor's Pledged Interests (including all of such Grantor's Pledged Operating Agreements and Pledged Partnership Agreements);

(o)   all of such Grantor's Securities Accounts;

(p)   all of such Grantor's Supporting Obligations;

(q)   all of such Grantor's money, Cash Equivalents, or other assets of such Grantor that now or hereafter come into the possession, custody, or control of Agent (or its agent or designee) or any other member of the Lender Group; and

(r)   all of the proceeds (as such term is defined in the Code) and products, whether tangible or intangible, of any of the foregoing, including proceeds of insurance or Commercial Tort Claims covering or relating to any or all of the foregoing, and any and all Accounts, Books, Chattel Paper, Deposit Accounts, Equipment, Fixtures, General Intangibles, Inventory, Investment Property, Intellectual Property, Negotiable Collateral, Pledged Interests, Securities Accounts, Supporting Obligations, money, or other tangible or intangible property resulting from the sale, lease, license, exchange, collection, or other disposition of any of the foregoing, the proceeds of any award in condemnation with respect to any of the foregoing, any rebates or refunds, whether for taxes or otherwise, and all proceeds of any such proceeds, or any portion thereof or interest therein, and the proceeds thereof, and all proceeds of any loss of, damage to, or destruction of the above, whether insured or not insured, and, to the extent not otherwise included, any indemnity, warranty, or guaranty payable by reason of loss or damage to, or otherwise with respect to any of the foregoing (the "Proceeds"). Without limiting the generality of the foregoing, the term "Proceeds" includes whatever is receivable or received when Investment Property or proceeds are sold, exchanged, collected, or otherwise disposed of, whether such disposition is voluntary or involuntary, and includes proceeds of any indemnity or guaranty payable to any Grantor or Agent from time to time with respect to any of the Investment Property.

Notwithstanding anything contained in this Agreement to the contrary, the term "Collateral" shall not include: (i) voting Equity Interests of any CFC (other than PV Acquisition), solely to the extent that (y) such Equity Interests represent more than 65% of the outstanding voting Equity Interests of such CFC, and (z) pledging or hypothecating more than 65% of the total outstanding voting Equity Interests of such CFC would result in adverse tax consequences or the costs to the Grantors of providing such pledge are unreasonably excessive (as determined by Agent in consultation with the Grantors) in relation to the benefits to Agent, the other members of the Lender Group, and the Bank Product Providers of the security afforded thereby (which pledge, if reasonably requested by Agent, shall be governed by the laws of the jurisdiction of such Subsidiary); or (ii) any rights or interest in any contract, lease, permit, license, or license agreement covering real or personal property of any Grantor if under the terms of such contract, lease, permit, license, or license agreement, or applicable law with respect thereto, the grant of a security interest or lien therein is prohibited as a matter of law or under the terms of such contract, lease, permit, license, or license agreement and such prohibition or restriction has not been waived or the consent of the other party to such contract, lease, permit, license, or license agreement has not been obtained (provided, that, (A) the foregoing exclusions of this clause (ii) shall in no way be construed (1) to apply to the extent that any described prohibition or restriction is ineffective under Section 9-406, 9-407, 9-408, or 9-409 of the Code or other applicable law, or (2) to apply to the extent that any consent or waiver has been obtained that would permit Agent's security interest or lien to attach notwithstanding the prohibition or restriction on the pledge of such contract, lease, permit, license, or license agreement and (B) the foregoing exclusions of clauses (i) and (ii) shall in no way be construed to limit, impair, or otherwise affect any of Agent's, any other member of the Lender Group's or any Bank Product Provider's continuing security interests in and liens upon any rights or interests of any Grantor in or to (1) monies due or to become due under or in connection with any described contract, lease, permit, license, license agreement, or Equity Interests (including any Accounts or Equity Interests), or (2) any proceeds from the sale, license, lease, or other dispositions of any such contract, lease, permit, license, license agreement, or Equity Interests); or (iii) any United States intent-to-use trademark applications to the extent that, and solely during the period in which, the grant of a security interest therein would impair the validity or enforceability of such intent-to-use trademark applications under applicable federal law, provided that upon submission and acceptance by the PTO of an amendment to allege use pursuant to 15 U.S.C. Section 1060(a) (or any successor provision), such intent-to-use trademark application shall be considered Collateral.

4.   Security for Secured Obligations. The Security Interest created hereby secures the payment and performance of the Secured Obligations, whether now existing or arising hereafter. Without limiting the generality of the foregoing, this Agreement secures the payment of all amounts which constitute part of the Secured Obligations and would be owed by Grantors, or any of them, to Agent, the Lender Group, the Bank Product Providers or any of them, but for the fact that they are unenforceable or not allowable (in whole or in part) as a claim in an Insolvency Proceeding involving any Grantor due to the existence of such Insolvency Proceeding.

5.   Grantors Remain Liable. Anything herein to the contrary notwithstanding, (a) each of the Grantors shall remain liable under the contracts and agreements included in the Collateral, including the Pledged Operating Agreements and the Pledged Partnership Agreements, to perform all of the duties and obligations thereunder to the same extent as if this Agreement had not been executed, (b) the exercise by Agent or any other member of the Lender Group of any of the rights hereunder shall not release any Grantor from any of its duties or obligations under such contracts and agreements included in the Collateral, and (c) none of the members of the Lender Group shall have any obligation or liability under such contracts and agreements included in the Collateral by reason of this Agreement, nor shall any of the members of the Lender Group be obligated to perform any of the obligations or duties of any Grantors thereunder or to take any action to collect or enforce any claim for payment assigned hereunder. Until an Event of Default shall occur and be continuing, except as otherwise provided in this Agreement, the Credit Agreement, or any other Loan Document, Grantors shall have the right to possession and enjoyment of the Collateral for the purpose of conducting the ordinary course of their respective businesses, subject to and upon the terms hereof and of the Credit Agreement and the other Loan Documents. Without limiting the generality of the foregoing, it is the intention of the parties hereto that record and beneficial ownership of the Pledged Interests, including all voting, consensual, dividend, and distribution rights, shall remain in the applicable Grantor until (i) the occurrence and continuance of an Event of Default and (ii) Agent has notified the applicable Grantor of Agent's election to exercise such rights with respect to the Pledged Interests pursuant to Section 16.

6.   Representations and Warranties. In order to induce Agent to enter into this Agreement for the benefit of the Lender Group and the Bank Product Providers, each Grantor makes the following representations and warranties to the Lender Group which shall be true, correct, and complete, in all material respects (except that such materiality qualifier shall not be applicable to any representations and warranties that already are qualified or modified by materiality in the text thereof), as of the Closing Date, and shall be true, correct, and complete, in all material respects (except that such materiality qualifier shall not be applicable to any representations and warranties that already are qualified or modified by

materiality in the text thereof), as of the date of the making of each Revolving Loan (or other extension of credit) made thereafter, as though made on and as of the date of such Revolving Loan (or other extension of credit) (except to the extent that such representations and warranties relate solely to an earlier date, in which case such representations and warranties shall be true and correct in all material respects (except that such materiality qualifier shall not be applicable to any representations and warranties that already are qualified or modified by materiality in the text thereof) as of such earlier date) and such representations and warranties shall survive the execution and delivery of this Agreement:

(a)   The name (within the meaning of Section 9-503 of the Code) and jurisdiction of organization of each Grantor and each of its Subsidiaries is set forth on Schedule 7 (as such schedule may be updated from time to time to reflect changes resulting from transactions permitted under the Loan Documents).

(b)   The chief executive office of each Grantor and each of its Subsidiaries is located at the address indicated on Schedule 7 (as such schedule may be updated from time to time to reflect changes resulting from transactions permitted under the Loan Documents).

(c)   Each Grantor's and each of its Subsidiaries' tax identification numbers and organizational identification numbers, if any, are identified on Schedule 7 (as such schedule may be updated from time to time to reflect changes resulting from transactions permitted under the Loan Documents).

(d)   As of the Closing Date, no Grantor and no Subsidiary of a Grantor holds any commercial tort claims that exceed $250,000 in amount, except as set forth on Schedule 1.

(e)   Set forth on Schedule 9 (as such schedule may be updated from time to time subject to Section 7(k)(iii) with respect to Controlled Accounts and provided that Grantors comply with Section 7(c) hereof) is a listing of all of Grantors' and their Subsidiaries' Deposit Accounts and Securities Accounts, including, with respect to each bank or securities intermediary (i) the name and address of such Person, and (ii) the account numbers of the Deposit Accounts or Securities Accounts maintained with such Person.

(f)   Schedule 8 sets forth all Real Property owned by any of the Grantors as of the Closing Date.

(g)   As of the Closing Date: (i) Schedule 2 provides a complete and correct list of all registered Copyrights owned by any Grantor, all applications for registration of Copyrights owned by any Grantor, and all other Copyrights owned by any Grantor and material to the conduct of the business of any Grantor; (ii) Schedule 3 provides a complete and correct list of all Intellectual Property Licenses entered into by any Grantor pursuant to which (A) any Grantor has provided any license or other rights in Intellectual Property owned or controlled by such Grantor to any other Person (other than non-exclusive software licenses granted in the ordinary course of business) or (B) any Person has granted to any Grantor any license or other rights in Intellectual Property owned or controlled by such Person that is material to the business of such Grantor, including any Intellectual Property that is incorporated in any Inventory, software, or other product marketed, sold, licensed, or distributed by such Grantor; (iii) Schedule 4 provides a complete and correct list of all Patents owned by any Grantor and all applications for Patents owned by any Grantor; and (iv) Schedule 6 provides a complete and correct list of all registered Trademarks owned by any Grantor, all applications for registration of Trademarks owned by any Grantor, and all other Trademarks owned by any Grantor and material to the conduct of the business of any Grantor.

(h) (i) (A) each Grantor owns exclusively or holds licenses in all Intellectual Property that is necessary in or material to the conduct of its business, and (B) all employees and contractors of each Grantor who were involved in the creation or development of any Intellectual Property for such Grantor that is necessary in or material to the business of such Grantor have signed agreements containing assignment of Intellectual Property rights to such Grantor and obligations of confidentiality;

(ii) to each Grantor's knowledge after reasonable inquiry, no Person has infringed or misappropriated or is currently infringing or misappropriating any Intellectual Property rights owned by such Grantor, in each case, that either individually or in the aggregate could reasonably be expected to result in a Material Adverse Effect;

(iii) (A) to each Grantor's knowledge after reasonable inquiry, (1) such Grantor has never infringed or misappropriated and is not currently infringing or misappropriating any Intellectual Property rights of any Person, and (2) no product manufactured, used, distributed, licensed, or sold by or service provided by such Grantor has ever infringed or misappropriated or is currently infringing or misappropriating any Intellectual Property rights of any Person, in each case, except where such infringement either individually or in the aggregate could not reasonably be expected to result in a Material Adverse Effect, and (B) there are no infringement or misappropriation claims or proceedings pending, or to any Grantor's knowledge after reasonable inquiry, threatened in writing against any Grantor, and no Grantor has received any written notice or other communication of any actual or alleged infringement or misappropriation of any Intellectual Property rights of any Person, in each case, except where such infringement either individually or in the aggregate could not reasonably be expected to result in a Material Adverse Effect;

(iv) to each Grantor's knowledge after reasonable inquiry, all registered Copyrights, registered Trademarks, and issued Patents that are owned by such Grantor and necessary in or material to the conduct of its business are valid, subsisting and enforceable and in compliance with all legal requirements, filings, and payments and other actions that are required to maintain such Intellectual Property in full force and effect; and

(v) each Grantor has taken reasonable steps to maintain the confidentiality of and otherwise protect and enforce its rights in all trade secrets owned by such Grantor that are necessary in or material to the conduct of the business of such Grantor.

(i) This Agreement creates a valid security interest in the Collateral of each Grantor, to the extent a security interest therein can be created under the Code, securing the payment of the Secured Obligations. Except to the extent a security interest in the Collateral cannot be perfected by the filing of a financing statement under the Code, all filings and other actions necessary or desirable to perfect and protect such security interest have been duly taken or will have been taken upon the filing of financing statements listing each applicable Grantor, as a debtor, and Agent, as secured party, in the jurisdictions listed next to such Grantor's name on Schedule 11. Upon the making of such filings, Agent shall have a first-priority perfected security interest in the Collateral of each Grantor to the extent such security interest can be perfected by the filing of a financing statement. Upon filing of any Copyright Security Agreement with the United States Copyright Office, filing of any Patent Security Agreement and any Trademark Security Agreement with the PTO, and the filing of appropriate financing statements in the jurisdictions listed on Schedule 11, all action necessary or desirable to protect and perfect the Security Interest in and on each Grantor's Patents, Trademarks, or Copyrights has been taken and such perfected Security Interest is enforceable as such as against any and all creditors of and purchasers from any Grantor. All action by any Grantor necessary to protect and perfect such security interest on each item of Collateral has been duly taken.

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(j)   (i) Except for the Security Interest created hereby, each Grantor is and will at all times be the sole holder of record and the legal and beneficial owner, free and clear of all Liens other than Permitted Liens, of the Pledged Interests indicated on Schedule 5 as being owned by such Grantor and, when acquired by such Grantor, any Pledged Interests acquired after the Closing Date; (ii) all of the Pledged Interests are duly authorized, validly issued, fully paid and nonassessable and the Pledged Interests constitute or will constitute the percentage of the issued and outstanding Equity Interests of the Pledged Companies of such Grantor identified on Schedule 5 as supplemented or modified by any Pledged Interests Addendum or any Joinder to this Agreement; (iii) such Grantor has the right and requisite authority to pledge, the Investment Property pledged by such Grantor to Agent as provided herein; (iv) all actions necessary or desirable to perfect and establish the first priority of, or otherwise protect, Agent's Liens in the Investment Property, and the proceeds thereof, have been duly taken, upon (A) the execution and delivery of this Agreement; (B) the taking of possession by Agent (or its agent or designee) of any certificates representing the Pledged Interests, together with undated powers (or other documents of transfer acceptable to Agent) endorsed in blank by the applicable Grantor; (C) the filing of financing statements in the applicable jurisdiction set forth on Schedule 11 for such Grantor with respect to the Pledged Interests of such Grantor that are not represented by certificates, and (D) with respect to any Securities Accounts, the delivery of Control Agreements with respect thereto; and (v) each Grantor has delivered to and deposited with Agent all certificates representing the Pledged Interests owned by such Grantor to the extent such Pledged Interests are represented by certificates, and undated powers (or other documents of transfer acceptable to Agent) endorsed in blank with respect to such certificates. None of the Pledged Interests owned or held by such Grantor has been issued or transferred in violation of any securities registration, securities disclosure, or similar laws of any jurisdiction to which such issuance or transfer may be subject.

(k)   No consent, approval, authorization, or other order or other action by, and no notice to or filing with, any Governmental Authority or any other Person is required (i) for the grant of a Security Interest by such Grantor in and to the Collateral pursuant to this Agreement or for the execution, delivery, or performance of this Agreement by such Grantor, or (ii) for the exercise by Agent of the voting or other rights provided for in this Agreement with respect to the Investment Property or the remedies in respect of the Collateral pursuant to this Agreement, except as may be required in connection with such disposition of Investment Property by laws affecting the offering and sale of securities generally and except for consents, approvals, authorizations, or other orders or actions that have been obtained or given (as applicable) and that are still in force. No Intellectual Property License of any Grantor that is necessary in or material to the conduct of such Grantor's business requires any consent of any other Person that has not been obtained in order for such Grantor to grant the Security Interest granted hereunder in such Grantor's right, title or interest in or to such Intellectual Property License.

(h)   Schedule 12 sets forth a list of all Certificated Units constituting (or intended to constitute) Collateral and owned by Grantors as of the Closing Date, by model, model year, and vehicle identification number ("VIN"), as applicable.

(i)   There is no default, breach, violation, or event of acceleration existing under any promissory note (as defined in the Code) constituting Collateral and pledged hereunder (each a "Pledged Note") and no event has occurred or circumstance exists which, with the passage of time or the giving of notice, or both, would constitute a default, breach, violation, or event of acceleration under any Pledged Note. No Grantor that is an obligee under a Pledged Note has waived any default, breach, violation, or event of acceleration under such Pledged Note.

(j)   As to all limited liability company or partnership interests, issued under any Pledged Operating Agreement or Pledged Partnership Agreement, each Grantor hereby represents and warrants that the Pledged Interests issued pursuant to such agreement (A) are not dealt in or traded on

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securities exchanges or in securities markets, (B) do not constitute investment company securities, and (C) are not held by such Grantor in a Securities Account. In addition, none of the Pledged Operating Agreements, the Pledged Partnership Agreements, or any other agreements governing any of the Pledged Interests issued under any Pledged Operating Agreement or Pledged Partnership Agreement, provide that such Pledged Interests are securities governed by Article 8 of the Uniform Commercial Code as in effect in any relevant jurisdiction.

7.   Covenants. Each Grantor, jointly and severally, covenants and agrees with Agent that from and after the date of this Agreement and until the date of termination of this Agreement in accordance with Section 23:

(a)   Possession of Collateral. Subject to the applicable terms of the Credit Agreement and the other Loan Documents (including, without limitation, Section 5.15 of the Credit Agreement), in the event that any Collateral, including Proceeds, is evidenced by or consists of Negotiable Collateral, Investment Property, or Chattel Paper having an aggregate value or face amount of $500,000 or more for all such Negotiable Collateral, Investment Property, or Chattel Paper, the Grantors shall promptly (and in any event within 5 Business Days after acquisition thereof), notify Agent thereof, and if and to the extent that perfection or priority of Agent's Security Interest is dependent on or enhanced by possession, the applicable Grantor, promptly (and in any event within 5 Business Days) after request by Agent, shall execute such other documents and instruments as shall be requested by Agent or, if applicable, endorse and deliver physical possession of such Negotiable Collateral, Investment Property, or Chattel Paper to Agent, together with such undated powers (or other relevant document of transfer acceptable to Agent) endorsed in blank as shall be requested by Agent, and shall do such other acts or things deemed necessary or desirable by Agent to protect Agent's Security Interest therein.

(b)   Chattel Paper.

(i)   Promptly (and in any event within 5 Business Days) after request by Agent, each Grantor shall take all steps reasonably necessary to grant Agent control of all electronic Chattel Paper in accordance with the Code and all "transferable records" as that term is defined in Section 16 of the Uniform Electronic Transaction Act and Section 201 of the federal Electronic Signatures in Global and National Commerce Act as in effect in any relevant jurisdiction, to the extent that the aggregate value or face amount of such electronic Chattel Paper equals or exceeds $500,000.

(ii)   Subject to the applicable terms of the Credit Agreement and the other Loan Documents (including, without limitation, Section 5.15 of the Credit Agreement), if any Grantor retains possession of any Chattel Paper or instruments (which retention of possession shall be subject to the extent permitted hereby and by the Credit Agreement), promptly upon the request of Agent, such Chattel Paper and instruments shall be marked with the following legend: "This writing and the obligations evidenced or secured hereby are subject to the Security Interest of Wells Fargo Bank, National Association, as Agent for the benefit of the Lender Group and the Bank Product Providers."

(c)   Control Agreements.

(i)   Except to the extent otherwise excused by Section 7(k)(iv), each Grantor shall obtain an authenticated Control Agreement (which may include a Controlled Account Agreement), from each bank maintaining a Deposit Account or Securities Account for such Grantor.

(ii)   Except to the extent otherwise excused by Section 7(k)(iv), each Grantor shall obtain an authenticated Control Agreement, from each issuer of uncertificated securities, securities intermediary, or commodities intermediary issuing or holding any financial assets or commodities to or for any Grantor, or maintaining a Securities Account for such Grantor.

(iii) Except to the extent otherwise excused by Section 7(k)(iv), each Grantor shall obtain an authenticated Control Agreement with respect to all of such Grantor's investment property.

(d) Letter-of-Credit Rights. If the Grantors (or any of them) are or become the beneficiary of letters of credit having a face amount or value of $500,000 or more in the aggregate, then the applicable Grantor or Grantors shall promptly (and in any event within 5 Business Days after becoming a beneficiary), notify Agent thereof and, promptly (and in any event within 5 Business Days) after request by Agent, enter into a tri-party agreement with Agent and the issuer or confirming bank with respect to letter-of-credit rights assigning such letter-of-credit rights to Agent and directing all payments thereunder to Agent's Account, all in form and substance reasonably satisfactory to Agent.

(e) Commercial Tort Claims. If the Grantors (or any of them) obtain Commercial Tort Claims having a value, or involving an asserted claim, in the amount of $250,000 or more in the aggregate for all Commercial Tort Claims, then the applicable Grantor or Grantors shall promptly (and in any event within 5 Business Days of obtaining such Commercial Tort Claim), notify Agent upon incurring or otherwise obtaining such Commercial Tort Claims and, promptly (and in any event within 5 Business Days) after request by Agent, amend Schedule 1 to describe such Commercial Tort Claims in a manner that reasonably identifies such Commercial Tort Claims and which is otherwise reasonably satisfactory to Agent, and hereby authorize the filing of additional financing statements or amendments to existing financing statements describing such Commercial Tort Claims, and agree to do such other acts or things deemed necessary or desirable by Agent to give Agent a first-priority, perfected security interest in any such Commercial Tort Claim.

(f) Government Contracts. Other than Accounts and Chattel Paper the aggregate value of which does not at any one time exceed $500,000, if any Account or Chattel Paper arises out of a contract or contracts with the United States of America or any department, agency, or instrumentality thereof, Grantors shall promptly (and in any event within 10 Business Days of the creation thereof) notify Agent thereof and, promptly (and in any event within 10 Business Days) after request by Agent, execute any instruments or take any steps reasonably required by Agent in order that all moneys due or to become due under such contract or contracts shall be assigned to Agent, for the benefit of the Lender Group and the Bank Product Providers, and shall provide written notice thereof under the Assignment of Claims Act or other applicable law.

(g) Intellectual Property.

(i) Upon the request of Agent, in order to facilitate filings with the PTO and the United States Copyright Office, each Grantor shall execute and deliver to Agent one or more Copyright Security Agreements, Trademark Security Agreements, or Patent Security Agreements to further evidence Agent's Lien on such Grantor's Patents, Trademarks, or Copyrights, and the General Intangibles of such Grantor relating thereto or represented thereby.

(ii) Each Grantor shall have the duty, with respect to Intellectual Property that is necessary in or material to the conduct of such Grantor's business, to protect and diligently enforce and defend at such Grantor's expense its Intellectual Property, including (A) to diligently enforce and defend, including promptly suing for infringement, misappropriation, or dilution and to recover any and all damages for such infringement, misappropriation, or dilution, and filing for opposition, interference, and cancellation against conflicting Intellectual Property rights of any Person, (B) to prosecute diligently

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any trademark application or service mark application that is part of the Trademarks pending as of the date hereof or hereafter until the termination of this Agreement, (C) to prosecute diligently any patent application that is part of the Patents pending as of the date hereof or hereafter until the termination of this Agreement, (D) to take all reasonable and necessary action to preserve and maintain all of such Grantor's Trademarks, Patents, Copyrights, Intellectual Property Licenses, and its rights therein, including paying all maintenance fees and filing of applications for renewal, affidavits of use, and affidavits of noncontestability, and (E) to require all employees, consultants, and contractors of each Grantor who were involved in the creation or development of such Intellectual Property to sign agreements containing assignment of Intellectual Property rights and obligations of confidentiality. Each Grantor further agrees not to abandon any Intellectual Property or Intellectual Property License that is necessary in or material to the conduct of such Grantor's business. Each Grantor hereby agrees to take the steps described in this Section 7(g)(ii) with respect to all new or acquired Intellectual Property to which it or any of its Subsidiaries is now or later becomes entitled that is necessary in or material to the conduct of such Grantor's business.

(iii)   Grantors acknowledge and agree that the Lender Group shall have no duties with respect to any Intellectual Property or Intellectual Property Licenses of any Grantor. Without limiting the generality of this Section 7(g)(iii), Grantors acknowledge and agree that no member of the Lender Group shall be under any obligation to take any steps necessary to preserve rights in the Collateral consisting of Intellectual Property or Intellectual Property Licenses against any other Person, but any member of the Lender Group may do so at its option from and after the occurrence and during the continuance of an Event of Default, and all expenses incurred in connection therewith (including reasonable fees and expenses of attorneys and other professionals) shall be for the sole account of Borrowers and shall be chargeable to the Loan Account.

(iv)   On each date on which a Compliance Certificate is to be delivered pursuant to Section 5.1 of the Credit Agreement (or, if an Event of Default has occurred and is continuing, more frequently if requested by Agent), each Grantor shall provide Agent with a written report of all new Patents, Trademarks or Copyrights that are registered or the subject of pending applications for registrations, and of all Intellectual Property Licenses that are material to the conduct of such Grantor's business, in each case, which were acquired, registered, or for which applications for registration were filed by any Grantor during the prior period and any statement of use or amendment to allege use with respect to intent-to-use trademark applications. In the case of such registrations or applications therefor, which were acquired by any Grantor, each such Grantor shall file the necessary documents with the appropriate Governmental Authority identifying the applicable Grantor as the owner (or as a co-owner thereof, if such is the case) of such Intellectual Property. In each of the foregoing cases, the applicable Grantor shall promptly cause to be prepared, executed, and delivered to Agent supplemental schedules to the applicable Loan Documents to identify such Patent, Trademark and Copyright registrations and applications therefor (with the exception of Trademark applications filed on an intent-to-use basis for which no statement of use or amendment to allege use has been filed) and Intellectual Property Licenses as being subject to the security interests created thereunder.

(v)   Anything to the contrary in this Agreement notwithstanding, in no event shall any Grantor, either itself or through any agent, employee, licensee, or designee, file an application for the registration of any Copyright with the United States Copyright Office or any similar office or agency in another country without giving Agent written notice thereof at least 5 Business Days prior to such filing and complying with Section 7(g)(i). Upon receipt from the United States Copyright Office of notice of registration of any Copyright, each Grantor shall promptly (but in no event later than 5 Business Days following such receipt) notify (but without duplication of any notice required by Section 7(g)(iv)) Agent of such registration by delivering, or causing to be delivered, to Agent, documentation sufficient for Agent to perfect Agent's Liens on such Copyright. If any Grantor acquires from any Person any

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Copyright registered with the United States Copyright Office or an application to register any Copyright with the United States Copyright Office, such Grantor shall promptly (but in no event later than 5 Business Days following such acquisition) notify Agent of such acquisition and deliver, or cause to be delivered, to Agent, documentation sufficient for Agent to perfect Agent's Liens on such Copyright. In the case of such Copyright registrations or applications therefor which were acquired by any Grantor, each such Grantor shall promptly (but in no event later than 5 Business Days following such acquisition) file the necessary documents with the appropriate Governmental Authority identifying the applicable Grantor as the owner (or as a co-owner thereof, if such is the case) of such Copyrights.

(vi)   Each Grantor shall take reasonable steps to maintain the confidentiality of, and otherwise protect and enforce its rights in, the Intellectual Property that is necessary in or material to the conduct of such Grantor's business, including, as applicable (A) protecting the secrecy and confidentiality of its confidential information and trade secrets by having and enforcing a policy requiring all current employees, consultants, licensees, vendors and contractors with access to such information to execute appropriate confidentiality agreements; (B) taking actions reasonably necessary to ensure that no trade secret falls into the public domain; and (C) protecting the secrecy and confidentiality of the source code of all software programs and applications of which it is the owner or licensee by having and enforcing a policy requiring any licensees (or sublicensees) of such source code to enter into license agreements with commercially reasonable use and non-disclosure restrictions.

(vii)   No Grantor shall enter into any Intellectual Property License material to the conduct of the business to receive any license or rights in any Intellectual Property of any other Person unless such Grantor has used commercially reasonable efforts to permit the assignment of or grant of a security interest in such Intellectual Property License (and all rights of Grantor thereunder) to Agent (and any transferees of Agent).

(h)   Investment Property.

(i)   If any Grantor shall acquire, obtain, receive or become entitled to receive any Pledged Interests after the Closing Date, it shall promptly (and in any event within 5 Business Days of acquiring or obtaining such Collateral) deliver to Agent a duly executed Pledged Interests Addendum identifying such Pledged Interests.

(ii)   Upon the occurrence and during the continuance of an Event of Default, following the request of Agent, all sums of money and property paid or distributed in respect of the Investment Property that are received by any Grantor shall be held by the Grantors in trust for the benefit of Agent segregated from such Grantor's other property, and such Grantor shall deliver it forthwith to Agent in the exact form received.

(iii)   Each Grantor shall promptly deliver to Agent a copy of each material notice or other material communication received by it in respect of any Pledged Interests.

(iv)   No Grantor shall make or consent to any amendment or other modification or waiver with respect to any Pledged Interests, Pledged Operating Agreement, or Pledged Partnership Agreement, or enter into any agreement or permit to exist any restriction with respect to any Pledged Interests if the same is prohibited pursuant to the Loan Documents.

(v)   Each Grantor agrees that it will cooperate with Agent in obtaining all necessary approvals and making all necessary filings under federal, state, local, or foreign law to effect the perfection of the Security Interest on the Investment Property or to effect any sale or transfer thereof.

(vi)   As to all limited liability company or partnership interests, issued under any Pledged Operating Agreement or Pledged Partnership Agreement, each Grantor hereby covenants that the Pledged Interests issued pursuant to such agreement (A) are not and shall not be dealt in or traded on securities exchanges or in securities markets, (B) do not and will not constitute investment company securities, and (C) are not and will not be held by such Grantor in a securities account. In addition, none of the Pledged Operating Agreements, the Pledged Partnership Agreements, or any other agreements governing any of the Pledged Interests issued under any Pledged Operating Agreement or Pledged Partnership Agreement, provide or shall provide that such Pledged Interests are securities governed by Article 8 of the Uniform Commercial Code as in effect in any relevant jurisdiction.

(i)   Real Property; Fixtures. Each Grantor covenants and agrees that upon the acquisition of any fee interest in Real Property having a fair market value in excess of $500,000 it will promptly (and in any event within 2 Business Days of acquisition) notify Agent of the acquisition of such Real Property. Each Grantor acknowledges and agrees that, to the extent permitted by applicable law, all of the Collateral shall remain personal property regardless of the manner of its attachment or affixation to real property.

(j)   Transfers and Other Liens. Grantors shall not (i) sell, assign (by operation of law or otherwise) or otherwise dispose of, or grant any option with respect to, any of the Collateral, except as expressly permitted by the Credit Agreement, or (ii) create or permit to exist any Lien upon or with respect to any of the Collateral of any Grantor, except for Permitted Liens. The inclusion of Proceeds in the Collateral shall not be deemed to constitute Agent's consent to any sale or other disposition of any of the Collateral except as expressly permitted in this Agreement or the other Loan Documents.

(k)   Controlled Accounts; Controlled Investments.

(i)   Each Grantor shall (A) establish and maintain cash management services of a type and on terms reasonably satisfactory to Agent at one or more of the banks set forth on Schedule 10 (each a "Controlled Account Bank"), and shall take reasonable steps to ensure that all of its and its Subsidiaries' Account Debtors forward payment of the amounts owed by them directly to such Controlled Account Bank, and (B) deposit or cause to be deposited promptly, and in any event no later than the first Business Day after the date of receipt thereof, all of their collections (including those sent directly by their Account Debtors to a Grantor) into a bank account of such Grantor (each, a "Controlled Account") at one of the Controlled Account Banks.

(ii)   Each Grantor shall establish and maintain Controlled Account Agreements with Agent and the applicable Controlled Account Bank, in form and substance reasonably acceptable to Agent. Each such Controlled Account Agreement shall provide, among other things, that (A) the Controlled Account Bank will comply with any instructions originated by Agent directing the disposition of the funds in such Controlled Account without further consent by the applicable Grantor, (B) the Controlled Account Bank waives, subordinates, or agrees not to exercise any rights of setoff or recoupment or any other claim against the applicable Controlled Account other than for payment of its service fees and other charges directly related to the administration of such Controlled Account and for returned checks or other items of payment, and (C) the Controlled Account Bank will forward, by daily sweep, all amounts in the applicable Controlled Account to the Agent's Account.

(iii)   So long as no Default or Event of Default has occurred and is continuing, Grantors may amend Schedule 10 to add or replace a Controlled Account Bank or Controlled Account and shall upon such addition or replacement provide to Agent an amended Schedule 10; provided, however, that (A) such prospective Controlled Account Bank shall be reasonably satisfactory to Agent, and (B) prior to the time of the opening of such Controlled Account, the applicable Grantor and such prospective Controlled Account Bank shall have executed and delivered to Agent a Controlled Account Agreement. Each Grantor shall close any of its Controlled Accounts (and establish replacement Controlled Account accounts in accordance with the foregoing sentence) as promptly as practicable and in any event within forty-five (45) days after notice from Agent that the operating performance, funds transfer, or availability procedures or performance of the Controlled Account Bank with respect to Controlled Account Accounts or Agent's liability under any Controlled Account Agreement with such Controlled Account Bank is no longer acceptable in Agent's reasonable judgment.

(iv) Other than (i) an aggregate amount of not more than $500,000 at any one time, in the case of Grantors and their Subsidiaries (other than those Subsidiaries that are CFCs), (ii) amounts deposited into Deposit Accounts specially and exclusively used for payroll, payroll taxes and other employee wage and benefit payments to or for Grantors' or their Subsidiaries' employees, and (iii) an aggregate amount of not more than $500,000 (calculated at current exchange rates) at any one time, in the case of Subsidiaries of Grantors that are CFCs), no Grantor will, and no Grantor will permit its Subsidiaries to, make, acquire, or permit to exist Permitted Investments consisting of cash, Cash Equivalents, or amounts credited to Deposit Accounts or Securities Accounts unless the applicable Grantor or the applicable Subsidiary, as applicable, and the applicable bank or securities intermediary have entered into Control Agreements with Agent governing such Permitted Investments in order to perfect (and further establish) Agent's Liens in such Permitted Investments.

(l) Name, Etc. No Grantor will, nor will any Grantor permit any of its Subsidiaries to, change its name, organizational identification number, jurisdiction of organization or organizational identity; provided, that any Grantor or any of its Subsidiaries may change its name upon at least 10 days prior written notice to Agent of such change.

(m) Certificated Units. Subject to the applicable terms of the Credit Agreement and the other Loan Documents (including, without limitation, the Trust Agreement and Section 5.16 of the Credit Agreement), promptly (and in any event within 5 Business Days) after request by Agent, with respect to all Certificated Units owned by any Grantor and constituting (or intended to constitute) Collateral, each applicable Grantor shall deliver to Agent, a Certificate of Title for each such Certificated Unit and shall cause those Certificates of Title to be filed (with the Trust's Lien or the Agent's Lien noted thereon) in the appropriate filing office. Grantors hereby authorize Agent, in connection with any pledge by any Grantor of any additional Certificated Units to Agent, to supplement Schedule 12 to reflect all such additional Certificated Units. Subject to the applicable terms of the Credit Agreement and the other Loan Documents, if any Certificated Units constituting Collateral are disposed of in connection with a Permitted Disposition or otherwise with the written consent of the Required Lenders, then Grantors shall provide Agent with a replacement Schedule 12, in form and substance satisfactory to Agent, reflecting the removal of such disposed-of Certificated Units, whereupon that replacement Schedule 12 will replace the then-current Schedule 12.

(n) Pledged Notes. Grantors (i) without the prior written consent of Agent, will not (A) waive or release any obligation of any Person that is obligated under any of the Pledged Notes, (B) take or omit to take any action or knowingly suffer or permit any action to be omitted or taken, the taking or omission of which would result in any right of offset against sums payable under the Pledged Notes, or (C) other than Permitted Dispositions, assign or surrender their rights and interests under any of the Pledged Notes or terminate, cancel, modify, change, supplement or amend the Pledged Notes, and (ii) shall provide to Agent copies of all material written notices (including notices of default) given or received with respect to the Pledged Notes promptly after giving or receiving such notice.

8. Relation to Other Security Documents. The provisions of this Agreement shall be read and construed with the other Loan Documents referred to below in the manner so indicated.

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(a)   Credit Agreement. In the event of any conflict between any provision in this Agreement and a provision in the Credit Agreement, such provision of the Credit Agreement shall control.

(b)   Patent, Trademark, Copyright Security Agreements. The provisions of the Copyright Security Agreements, Trademark Security Agreements, and Patent Security Agreements are supplemental to the provisions of this Agreement, and nothing contained in the Copyright Security Agreements, Trademark Security Agreements, or the Patent Security Agreements shall limit any of the rights or remedies of Agent hereunder. In the event of any conflict between any provision in this Agreement and a provision in a Copyright Security Agreement, Trademark Security Agreement or Patent Security Agreement, such provision of this Agreement shall control.

9.   Further Assurances.

(a)   Each Grantor agrees that from time to time, at its own expense, such Grantor will promptly execute and deliver all further instruments and documents, and take all further action, that Agent may reasonably request, in order to perfect and protect the Security Interest granted hereby, to create, perfect or protect the Security Interest purported to be granted hereby or to enable Agent to exercise and enforce its rights and remedies hereunder with respect to any of the Collateral.

(b)   Each Grantor authorizes the filing by Agent of financing or continuation statements, or amendments thereto, and such Grantor will execute and deliver to Agent such other instruments or notices, as Agent may reasonably request, in order to perfect and preserve the Security Interest granted or purported to be granted hereby.

(c)   Each Grantor authorizes Agent at any time and from time to time to file, transmit, or communicate, as applicable, financing statements and amendments (i) describing the Collateral as "all personal property of debtor" or "all assets of debtor" or words of similar effect, (ii) describing the Collateral as being of equal or lesser scope or with greater detail, or (iii) that contain any information required by part 5 of Article 9 of the Code for the sufficiency or filing office acceptance. Each Grantor also hereby ratifies any and all financing statements or amendments previously filed by Agent in any jurisdiction.

(d)   Each Grantor acknowledges that it is not authorized to file any financing statement or amendment or termination statement with respect to any financing statement filed in connection with this Agreement without the prior written consent of Agent, subject to such Grantor's rights under Section 9-509(d)(2) of the Code.

10.   Agent's Right to Perform Contracts, Exercise Rights, etc. Upon the occurrence and during the continuance of an Event of Default, Agent (or its designee) (a) may proceed to perform any and all of the obligations of any Grantor contained in any contract, lease, or other agreement and exercise any and all rights of any Grantor therein contained as fully as such Grantor itself could, (b) shall have the right to use any Grantor's rights under Intellectual Property Licenses in connection with the enforcement of Agent's rights hereunder, including the right to prepare for sale and sell any and all Inventory and Equipment now or hereafter owned by any Grantor and now or hereafter covered by such licenses, and (c) shall have the right to request that any Equity Interests that are pledged hereunder be registered in the name of Agent or any of its nominees.

11.   Agent Appointed Attorney-in-Fact. Each Grantor hereby irrevocably appoints Agent its attorney-in-fact, with full authority in the place and stead of such Grantor and in the name of such Grantor or otherwise, at such time as an Event of Default has occurred and is continuing under the Credit

Agreement, to take any action (including, without limitation, acting as Trust Agent to direct the Trust) and to execute any instrument which Agent may reasonably deem necessary or advisable to accomplish the purposes of this Agreement, including:

(a)   to ask, demand, collect, sue for, recover, compromise, receive and give acquittance and receipts for moneys due and to become due under or in connection with the Accounts or any other Collateral of such Grantor;

(b)   to receive and open all mail addressed to such Grantor and to notify postal authorities to change the address for the delivery of mail to such Grantor to that of Agent;

(c)   to receive, indorse, and collect any drafts or other instruments, documents, Negotiable Collateral or Chattel Paper;

(d)   to file any claims or take any action or institute any proceedings which Agent may deem necessary or desirable for the collection of any of the Collateral of such Grantor or otherwise to enforce the rights of Agent with respect to any of the Collateral;

(e)   to repair, alter, or supply goods, if any, necessary to fulfill in whole or in part the purchase order of any Person obligated to such Grantor in respect of any Account of such Grantor;

(f)   to use any Intellectual Property or Intellectual Property Licenses of such Grantor, including but not limited to any labels, Patents, Trademarks, trade names, URLs, domain names, industrial designs, Copyrights, or advertising matter, in preparing for sale, advertising for sale, or selling Inventory or other Collateral and to collect any amounts due under Accounts, contracts or Negotiable Collateral of such Grantor; and

(g)   Agent, on behalf of the Lender Group or the Bank Product Providers, shall have the right, but shall not be obligated, to bring suit in its own name to enforce the Intellectual Property and Intellectual Property Licenses and, if Agent shall commence any such suit, the appropriate Grantor shall, at the request of Agent, do any and all lawful acts and execute any and all proper documents reasonably required by Agent in aid of such enforcement.

To the extent permitted by law, each Grantor hereby ratifies all that such attorney-in-fact shall lawfully do or cause to be done by virtue hereof. This power of attorney is coupled with an interest and shall be irrevocable until this Agreement is terminated.

12.   <u>Agent May Perform</u>. If any Grantor fails to perform any agreement contained herein, Agent may itself perform, or cause performance of, such agreement, and the reasonable expenses of Agent incurred in connection therewith shall be payable, jointly and severally, by Grantors.

13.   <u>Agent's Duties</u>. The powers conferred on Agent hereunder are solely to protect Agent's interest in the Collateral, for the benefit of the Lender Group and the Bank Product Providers, and shall not impose any duty upon Agent to exercise any such powers. Except for the safe custody of any Collateral in its actual possession and the accounting for moneys actually received by it hereunder, Agent shall have no duty as to any Collateral or as to the taking of any necessary steps to preserve rights against prior parties or any other rights pertaining to any Collateral. Agent shall be deemed to have exercised reasonable care in the custody and preservation of any Collateral in its actual possession if such Collateral is accorded treatment substantially equal to that which Agent accords its own property.

14. <u>Collection of Accounts, General Intangibles and Negotiable Collateral</u>. At any time upon the occurrence and during the continuance of an Event of Default, Agent or Agent's designee may (a) notify Account Debtors of any Grantor that the Accounts, General Intangibles, Chattel Paper or Negotiable Collateral of such Grantor have been assigned to Agent, for the benefit of the Lender Group and the Bank Product Providers, or that Agent has a security interest therein, and (b) collect the Accounts, General Intangibles and Negotiable Collateral of any Grantor directly, and any collection costs and expenses shall constitute part of such Grantor's Secured Obligations under the Loan Documents.

15. <u>Disposition of Pledged Interests by Agent</u>. None of the Pledged Interests existing as of the date of this Agreement are, and none of the Pledged Interests hereafter acquired on the date of acquisition thereof will be, registered or qualified under the various federal or state securities laws of the United States and disposition thereof after an Event of Default may be restricted to one or more private (instead of public) sales in view of the lack of such registration. Each Grantor understands that in connection with such disposition, Agent may approach only a restricted number of potential purchasers and further understands that a sale under such circumstances may yield a lower price for the Pledged Interests than if the Pledged Interests were registered and qualified pursuant to federal and state securities laws and sold on the open market. Each Grantor, therefore, agrees that: (a) if Agent shall, pursuant to the terms of this Agreement, sell or cause the Pledged Interests or any portion thereof to be sold at a private sale, Agent shall have the right to rely upon the advice and opinion of any nationally recognized brokerage or investment firm (but shall not be obligated to seek such advice and the failure to do so shall not be considered in determining the commercial reasonableness of such action) as to the best manner in which to offer the Pledged Interest or any portion thereof for sale and as to the best price reasonably obtainable at the private sale thereof; and (b) such reliance shall be conclusive evidence that Agent has handled the disposition in a commercially reasonable manner.

16. <u>Voting and Other Rights in Respect of Pledged Interests</u>.

(a) Upon the occurrence and during the continuation of an Event of Default, (i) Agent may, at its option, and with 2 Business Days' prior notice to any Grantor, and in addition to all rights and remedies available to Agent under any other agreement, at law, in equity, or otherwise, exercise all voting rights, or any other ownership or consensual rights (including any dividend or distribution rights) in respect of the Pledged Interests owned by such Grantor, but under no circumstances is Agent obligated by the terms of this Agreement to exercise such rights, and (ii) if Agent duly exercises its right to vote any of such Pledged Interests, each Grantor hereby appoints Agent, such Grantor's true and lawful attorney-in-fact and IRREVOCABLE PROXY to vote such Pledged Interests in any manner Agent deems advisable for or against all matters submitted or which may be submitted to a vote of shareholders, partners or members, as the case may be. The power-of-attorney and proxy granted hereby is coupled with an interest and shall be irrevocable.

(b) For so long as any Grantor shall have the right to vote the Pledged Interests owned by it, such Grantor covenants and agrees that it will not, without the prior written consent of Agent, vote or take any consensual action with respect to such Pledged Interests which would materially adversely affect the rights of Agent, the other members of the Lender Group, or the Bank Product Providers, or the value of the Pledged Interests.

17. <u>Remedies</u>. Upon the occurrence and during the continuance of an Event of Default:

(a) Agent may, and, at the instruction of the Required Lenders, shall exercise in respect of the Collateral, in addition to other rights and remedies provided for herein, in the other Loan Documents, or otherwise available to it, all the rights and remedies of a secured party on default under the Code or any other applicable law. Without limiting the generality of the foregoing, each Grantor

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expressly agrees that, in any such event, Agent without demand of performance or other demand, advertisement or notice of any kind (except a notice specified below of time and place of public or private sale) to or upon any Grantor or any other Person (all and each of which demands, advertisements and notices are hereby expressly waived to the maximum extent permitted by the Code or any other applicable law), may take immediate possession of all or any portion of the Collateral and (i) require Grantors to, and each Grantor hereby agrees that it will at its own expense and upon request of Agent forthwith, assemble all or part of the Collateral as directed by Agent and make it available to Agent at one or more locations where such Grantor regularly maintains Inventory, and (ii) without notice except as specified below, sell the Collateral or any part thereof in one or more parcels at public or private sale, at any of Agent's offices or elsewhere, for cash, on credit, and upon such other terms as Agent may deem commercially reasonable. Each Grantor agrees that, to the extent notification of sale shall be required by law, at least ten (10) days notification by mail to the applicable Grantor of the time and place of any public sale or the time after which any private sale is to be made shall constitute reasonable notification and specifically such notification shall constitute a reasonable "authenticated notification of disposition" within the meaning of Section 9-611 of the Code. Agent shall not be obligated to make any sale of Collateral regardless of notification of sale having been given. Agent may adjourn any public sale from time to time by announcement at the time and place fixed therefor, and such sale may, without further notice, be made at the time and place to which it was so adjourned. Each Grantor agrees that (A) the Internet shall constitute a "place" for purposes of Section 9-610(b) of the Code and (B) to the extent notification of sale shall be required by law, notification by mail of the URL where a sale will occur and the time when a sale will commence at least ten (10) days prior to the sale shall constitute a reasonable notification for purposes of Section 9-611(b) of the Code. Each Grantor agrees that any sale of Collateral to a licensor pursuant to the terms of a license agreement between such licensor and a Grantor is sufficient to constitute a commercially reasonable sale (including as to method, terms, manner, and time) within the meaning of Section 9-610 of the Code.

(b)   Agent is hereby granted a license or other right to use, without liability for royalties or any other charge, each Grantor's Intellectual Property, including but not limited to, any labels, Patents, Trademarks, trade names, URLs, domain names, industrial designs, Copyrights, and advertising matter, whether owned by any Grantor or with respect to which any Grantor has rights under license, sublicense, or other agreements (including any Intellectual Property License), as it pertains to the Collateral, in preparing for sale, advertising for sale and selling any Collateral, and each Grantor's rights under all licenses and all franchise agreements shall inure to the benefit of Agent.

(c)   Agent may, in addition to other rights and remedies provided for herein, in the other Loan Documents, or otherwise available to it under applicable law and without the requirement of notice to or upon any Grantor or any other Person (which notice is hereby expressly waived to the maximum extent permitted by the Code or any other applicable law), (i) with respect to any Grantor's Deposit Accounts in which Agent's Liens are perfected by control under Section 9-104 of the Code, instruct the bank maintaining such Deposit Account for the applicable Grantor to pay the balance of such Deposit Account to or for the benefit of Agent, and (ii) with respect to any Grantor's Securities Accounts in which Agent's Liens are perfected by control under Section 9-106 of the Code, instruct the securities intermediary maintaining such Securities Account for the applicable Grantor to (A) transfer any cash in such Securities Account to or for the benefit of Agent, or (B) liquidate any financial assets in such Securities Account that are customarily sold on a recognized market and transfer the cash proceeds thereof to or for the benefit of Agent.

(d)   Any cash held by Agent as Collateral and all cash proceeds received by Agent in respect of any sale of, collection from, or other realization upon all or any part of the Collateral shall be applied against the Secured Obligations in the order set forth in the Credit Agreement.   In the event the proceeds of Collateral are insufficient to satisfy all of the Secured Obligations in full, each Grantor shall remain jointly and severally liable for any such deficiency.

(e)   Each Grantor hereby acknowledges that the Secured Obligations arise out of a commercial transaction, and agrees that if an Event of Default shall occur and be continuing Agent shall have the right to an immediate writ of possession without notice of a hearing. Agent shall have the right to the appointment of a receiver for the properties and assets of each Grantor, and each Grantor hereby consents to such rights and such appointment and hereby waives any objection such Grantor may have thereto or the right to have a bond or other security posted by Agent.

18.   Remedies Cumulative. Each right, power, and remedy of Agent, any other member of the Lender Group, or any Bank Product Provider as provided for in this Agreement, the other Loan Documents or any Bank Product Agreement now or hereafter existing at law or in equity or by statute or otherwise shall be cumulative and concurrent and shall be in addition to every other right, power, or remedy provided for in this Agreement, the other Loan Documents and the Bank Product Agreements or now or hereafter existing at law or in equity or by statute or otherwise, and the exercise or beginning of the exercise by Agent, any other member of the Lender Group, or any Bank Product Provider, of any one or more of such rights, powers, or remedies shall not preclude the simultaneous or later exercise by Agent, such other member of the Lender Group or such Bank Product Provider of any or all such other rights, powers, or remedies.

19.   Marshaling. Agent shall not be required to marshal any present or future collateral security (including but not limited to the Collateral) for, or other assurances of payment of, the Secured Obligations or any of them or to resort to such collateral security or other assurances of payment in any particular order, and all of its rights and remedies hereunder and in respect of such collateral security and other assurances of payment shall be cumulative and in addition to all other rights and remedies, however existing or arising. To the extent that it lawfully may, each Grantor hereby agrees that it will not invoke any law relating to the marshaling of collateral which might cause delay in or impede the enforcement of Agent's rights and remedies under this Agreement or under any other instrument creating or evidencing any of the Secured Obligations or under which any of the Secured Obligations is outstanding or by which any of the Secured Obligations is secured or payment thereof is otherwise assured, and, to the extent that it lawfully may, each Grantor hereby irrevocably waives the benefits of all such laws.

20.   Indemnity and Expenses.

(a)   Each Grantor agrees to indemnify Agent and the other members of the Lender Group from and against all claims, lawsuits and liabilities (including reasonable attorneys' fees) growing out of or resulting from this Agreement (including enforcement of this Agreement) or any other Loan Document to which such Grantor is a party, except claims, losses or liabilities resulting from the gross negligence or willful misconduct of the party seeking indemnification as determined by a final non-appealable order of a court of competent jurisdiction. This provision shall survive the termination of this Agreement and the Credit Agreement and the repayment of the Secured Obligations.

(b)   Grantors, jointly and severally, shall, upon demand, pay to Agent (or Agent, may charge to the Loan Account) all the Lender Group Expenses which Agent may incur in connection with (i) the administration of this Agreement, (ii) the custody, preservation, use or operation of, or, upon an Event of Default, the sale of, collection from, or other realization upon, any of the Collateral in accordance with this Agreement and the other Loan Documents, (iii) the exercise or enforcement of any of the rights of Agent hereunder or (iv) the failure by any Grantor to perform or observe any of the provisions hereof.

21. **Merger, Amendments; Etc.** THIS AGREEMENT, TOGETHER WITH THE OTHER LOAN DOCUMENTS, REPRESENTS THE FINAL AGREEMENT BETWEEN THE PARTIES AND MAY NOT BE CONTRADICTED BY EVIDENCE OF PRIOR, CONTEMPORANEOUS OR ORAL AGREEMENTS OF THE PARTIES. THERE ARE NO UNWRITTEN AGREEMENTS BETWEEN THE PARTIES. No waiver of any provision of this Agreement, and no consent to any departure by any Grantor herefrom, shall in any event be effective unless the same shall be in writing and signed by Agent, and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given. No amendment of any provision of this Agreement shall be effective unless the same shall be in writing and signed by Agent and each Grantor to which such amendment applies.

22. **Addresses for Notices.** All notices and other communications provided for hereunder shall be given in the form and manner and delivered to Agent at its address specified in the Credit Agreement, and to any of the Grantors at Administrative Borrower's address specified in the Credit Agreement or, as to any party, at such other address as shall be designated by such party in a written notice to the other party.

23. **Continuing Security Interest: Assignments under Credit Agreement.**

(a) This Agreement shall create a continuing security interest in the Collateral and shall (i) remain in full force and effect until the Obligations have been paid in full in accordance with the provisions of the Credit Agreement and the Commitments have expired or have been terminated, (ii) be binding upon each Grantor, and their respective successors and assigns, and (iii) inure to the benefit of, and be enforceable by, Agent, and its successors, transferees and assigns. Without limiting the generality of the foregoing clause (iii), any Lender may, in accordance with the provisions of the Credit Agreement, assign or otherwise transfer all or any portion of its rights and obligations under the Credit Agreement to any other Person, and such other Person shall thereupon become vested with all the benefits in respect thereof granted to such Lender herein or otherwise. Upon payment in full of the Secured Obligations in accordance with the provisions of the Credit Agreement and the expiration or termination of the Commitments, the Guaranty made and the Security Interest granted hereby shall terminate and all rights to the Collateral shall revert to Grantors or any other Person entitled thereto. At such time, upon Administrative Borrower's request, Agent will authorize the filing of appropriate termination statements to terminate such Security Interest. No transfer or renewal, extension, assignment, or termination of this Agreement or of the Credit Agreement, any other Loan Document, or any other instrument or document executed and delivered by any Grantor to Agent nor any additional Revolving Loans or other loans made by any Lender to Borrowers, nor the taking of further security, nor the retaking or re-delivery of the Collateral to Grantors, or any of them, by Agent, nor any other act of the Lender Group or the Bank Product Providers, or any of them, shall release any Grantor from any obligation, except a release or discharge executed in writing by Agent in accordance with the provisions of the Credit Agreement. Agent shall not by any act, delay, omission or otherwise, be deemed to have waived any of its rights or remedies hereunder, unless such waiver is in writing and signed by Agent and then only to the extent therein set forth. A waiver by Agent of any right or remedy on any occasion shall not be construed as a bar to the exercise of any such right or remedy which Agent would otherwise have had on any other occasion.

(b) Each Grantor agrees that, if any payment made by any Grantor or other Person and applied to the Secured Obligations is at any time annulled, avoided, set, aside, rescinded, invalidated, declared to be fraudulent or preferential or otherwise required to be refunded or repaid, or the proceeds of any Collateral are required to be returned by Agent or any other member of the Lender Group to such Grantor, its estate, trustee, receiver or any other party, including any Grantor, under any bankruptcy law, state or federal law, common law or equitable cause, then, to the extent of such payment or repayment, any Lien or other Collateral securing such liability shall be and remain in full force and effect, as fully as if such payment had never been made. If, prior to any of the foregoing, (i) any Lien or other Collateral securing such Grantor's liability hereunder shall have been released or terminated by virtue of the foregoing clause (a), or (ii) any provision of the Guaranty hereunder shall have been terminated, cancelled or surrendered, such Lien, other Collateral or provision shall be reinstated in full force and effect and such prior release, termination, cancellation or surrender shall not diminish, release, discharge, impair or otherwise affect the obligations of any such Grantor in respect of any Lien or other Collateral securing such obligation or the amount of such payment.

24.   Survival. All representations and warranties made by the Grantors in this Agreement and in the certificates or other instruments delivered in connection with or pursuant to this Agreement shall be considered to have been relied upon by the other parties hereto and shall survive the execution and delivery of this Agreement and the making of any loans and issuance of any Letters of Credit, regardless of any investigation made by any such other party or on its behalf and notwithstanding that Agent, Issuing Bank, any other member of the Lender Group, or any Bank Product Provider may have had notice or knowledge of any Default or Event of Default or incorrect representation or warranty at the time any credit or Bank Product is extended hereunder, and shall continue in full force and effect as long as the principal of or any accrued interest on any loan or any fee or any other amount payable under the Credit Agreement is outstanding and unpaid or any Letter of Credit or Bank Product is outstanding and so long as the Commitments have not expired or terminated.

25.   CHOICE OF LAW AND VENUE; JURY TRIAL WAIVER; JUDICIAL REFERENCE PROVISION.

(a)   THE VALIDITY OF THIS AGREEMENT, THE CONSTRUCTION, INTERPRETATION, AND ENFORCEMENT HEREOF, THE RIGHTS OF THE PARTIES HERETO WITH RESPECT TO ALL MATTERS ARISING HEREUNDER OR RELATED HERETO, AND ANY CLAIMS, CONTROVERSIES OR DISPUTES ARISING HEREUNDER OR RELATED HERETO SHALL BE DETERMINED UNDER, GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF ILLINOIS.

(b)   THE PARTIES AGREE THAT ALL ACTIONS OR PROCEEDINGS ARISING IN CONNECTION WITH THIS AGREEMENT SHALL BE TRIED AND LITIGATED ONLY IN THE STATE AND, TO THE EXTENT PERMITTED BY APPLICABLE LAW, FEDERAL COURTS LOCATED IN THE COUNTY OF COOK, STATE OF ILLINOIS; PROVIDED, THAT ANY SUIT SEEKING ENFORCEMENT AGAINST ANY COLLATERAL OR OTHER PROPERTY MAY BE BROUGHT, AT AGENT'S OPTION, IN THE COURTS OF ANY JURISDICTION WHERE AGENT ELECTS TO BRING SUCH ACTION OR WHERE SUCH COLLATERAL OR OTHER PROPERTY MAY BE FOUND. EACH GRANTOR AND AGENT WAIVE, TO THE EXTENT PERMITTED UNDER APPLICABLE LAW, ANY RIGHT EACH MAY HAVE TO ASSERT THE DOCTRINE OF *FORUM NON CONVENIENS* OR TO OBJECT TO VENUE TO THE EXTENT ANY PROCEEDING IS BROUGHT IN ACCORDANCE WITH THIS SECTION 25(B).

(c)   TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, EACH GRANTOR AND AGENT HEREBY WAIVE THEIR RESPECTIVE RIGHTS, IF ANY, TO A JURY TRIAL OF ANY CLAIM, CONTROVERSY, DISPUTE OR CAUSE OF ACTION DIRECTLY OR INDIRECTLY BASED UPON OR ARISING OUT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREIN, INCLUDING CONTRACT CLAIMS, TORT CLAIMS, BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW OR STATUTORY CLAIMS (EACH A "CLAIM"). EACH GRANTOR AND AGENT REPRESENT THAT EACH HAS REVIEWED THIS WAIVER AND EACH KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL. IN THE EVENT OF

LITIGATION, A COPY OF THIS AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

(d)　　EACH GRANTOR HEREBY IRREVOCABLY AND UNCONDITIONALLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF THE STATE AND FEDERAL COURTS LOCATED IN THE COUNTY OF COOK AND THE STATE OF ILLINOIS, IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR FOR RECOGNITION OR ENFORCEMENT OF ANY JUDGMENT. EACH OF THE PARTIES HERETO AGREES THAT A FINAL JUDGMENT IN ANY SUCH ACTION OR PROCEEDING SHALL BE CONCLUSIVE AND MAY BE ENFORCED IN OTHER JURISDICTIONS BY SUIT ON THE JUDGMENT OR IN ANY OTHER MANNER PROVIDED BY LAW. NOTHING IN THIS AGREEMENT SHALL AFFECT ANY RIGHT THAT AGENT MAY OTHERWISE HAVE TO BRING ANY ACTION OR PROCEEDING RELATING TO THIS AGREEMENT AGAINST ANY GRANTOR OR ITS PROPERTIES IN THE COURTS OF ANY JURISDICTION.

(e)　　NO CLAIM MAY BE MADE BY ANY GRANTOR AGAINST AGENT, THE SWING LENDER, ANY OTHER LENDER, ISSUING BANK, OR THE UNDERLYING ISSUER, OR ANY AFFILIATE, DIRECTOR, OFFICER, EMPLOYEE, COUNSEL, REPRESENTATIVE, AGENT, OR ATTORNEY-IN-FACT OF ANY OF THEM FOR ANY SPECIAL, INDIRECT, CONSEQUENTIAL, OR PUNITIVE DAMAGES IN RESPECT OF ANY CLAIM FOR BREACH OF CONTRACT OR ANY OTHER THEORY OF LIABILITY ARISING OUT OF OR RELATED TO THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, OR ANY ACT, OMISSION, OR EVENT OCCURRING IN CONNECTION HEREWITH, AND EACH GRANTOR HEREBY WAIVES, RELEASES, AND AGREES NOT TO SUE UPON ANY CLAIM FOR SUCH DAMAGES, WHETHER OR NOT ACCRUED AND WHETHER OR NOT KNOWN OR SUSPECTED TO EXIST IN ITS FAVOR.

(f)　　IN THE EVENT ANY LEGAL PROCEEDING IS FILED IN A COURT OF THE STATE OF CALIFORNIA (THE "COURT") BY OR AGAINST ANY PARTY HERETO IN CONNECTION WITH ANY CLAIM AND THE WAIVER SET FORTH IN SECTION 25(c) ABOVE IS NOT ENFORCEABLE IN SUCH PROCEEDING, THE PARTIES HERETO AGREE AS FOLLOWS:

(i)　　WITH THE EXCEPTION OF THE MATTERS SPECIFIED IN SUBCLAUSE (ii) BELOW, ANY CLAIM SHALL BE DETERMINED BY A GENERAL REFERENCE PROCEEDING IN ACCORDANCE WITH THE PROVISIONS OF CALIFORNIA CODE OF CIVIL PROCEDURE SECTIONS 638 THROUGH 645.1. THE PARTIES INTEND THIS GENERAL REFERENCE AGREEMENT TO BE SPECIFICALLY ENFORCEABLE. VENUE FOR THE REFERENCE PROCEEDING SHALL BE IN THE COUNTY OF LOS ANGELES, CALIFORNIA.

(ii)　　THE FOLLOWING MATTERS SHALL NOT BE SUBJECT TO A GENERAL REFERENCE PROCEEDING: (A) NON-JUDICIAL FORECLOSURE OF ANY SECURITY INTERESTS IN REAL OR PERSONAL PROPERTY, (B) EXERCISE OF SELF-HELP REMEDIES (INCLUDING SET-OFF OR RECOUPMENT), (C) APPOINTMENT OF A RECEIVER, AND (D) TEMPORARY, PROVISIONAL, OR ANCILLARY REMEDIES (INCLUDING WRITS OF ATTACHMENT, WRITS OF POSSESSION, TEMPORARY RESTRAINING ORDERS, OR PRELIMINARY INJUNCTIONS). THIS AGREEMENT DOES NOT LIMIT THE RIGHT OF ANY PARTY TO EXERCISE OR OPPOSE ANY OF THE RIGHTS AND REMEDIES DESCRIBED IN CLAUSES (A) THROUGH (D) AND ANY SUCH EXERCISE OR OPPOSITION DOES NOT WAIVE THE RIGHT OF ANY PARTY TO

PARTICIPATE IN A REFERENCE PROCEEDING PURSUANT TO THIS AGREEMENT WITH RESPECT TO ANY OTHER MATTER.

(iii) UPON THE WRITTEN REQUEST OF ANY PARTY, THE PARTIES SHALL SELECT A SINGLE REFEREE, WHO SHALL BE A RETIRED JUDGE OR JUSTICE. IF THE PARTIES DO NOT AGREE UPON A REFEREE WITHIN 10 DAYS OF SUCH WRITTEN REQUEST, THEN, ANY PARTY SHALL HAVE THE RIGHT TO REQUEST THE COURT TO APPOINT A REFEREE PURSUANT TO CALIFORNIA CODE OF CIVIL PROCEDURE SECTION 640(B). THE REFEREE SHALL BE APPOINTED TO SIT WITH ALL OF THE POWERS PROVIDED BY LAW. PENDING APPOINTMENT OF THE REFEREE, THE COURT SHALL HAVE THE POWER TO ISSUE TEMPORARY OR PROVISIONAL REMEDIES.

(iv) EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT, THE REFEREE SHALL DETERMINE THE MANNER IN WHICH THE REFERENCE PROCEEDING IS CONDUCTED INCLUDING THE TIME AND PLACE OF HEARINGS, THE ORDER OF PRESENTATION OF EVIDENCE, AND ALL OTHER QUESTIONS THAT ARISE WITH RESPECT TO THE COURSE OF THE REFERENCE PROCEEDING. ALL PROCEEDINGS AND HEARINGS CONDUCTED BEFORE THE REFEREE, EXCEPT FOR TRIAL, SHALL BE CONDUCTED WITHOUT A COURT REPORTER, EXCEPT WHEN ANY PARTY SO REQUESTS A COURT REPORTER AND A TRANSCRIPT IS ORDERED, A COURT REPORTER SHALL BE USED AND THE REFEREE SHALL BE PROVIDED A COURTESY COPY OF THE TRANSCRIPT. THE PARTY MAKING SUCH REQUEST SHALL HAVE THE OBLIGATION TO ARRANGE FOR AND PAY THE COSTS OF THE COURT REPORTER, PROVIDED THAT SUCH COSTS, ALONG WITH THE REFEREE'S FEES, SHALL ULTIMATELY BE BORNE BY THE PARTY WHO DOES NOT PREVAIL, AS DETERMINED BY THE REFEREE.

(v) THE REFEREE MAY REQUIRE ONE OR MORE PREHEARING CONFERENCES. THE PARTIES HERETO SHALL BE ENTITLED TO DISCOVERY, AND THE REFEREE SHALL OVERSEE DISCOVERY IN ACCORDANCE WITH THE RULES OF DISCOVERY, AND SHALL ENFORCE ALL DISCOVERY ORDERS IN THE SAME MANNER AS ANY TRIAL COURT JUDGE IN PROCEEDINGS AT LAW IN THE STATE OF CALIFORNIA.

(vi) THE REFEREE SHALL APPLY THE RULES OF EVIDENCE APPLICABLE TO PROCEEDINGS AT LAW IN THE STATE OF CALIFORNIA AND SHALL DETERMINE ALL ISSUES IN ACCORDANCE WITH CALIFORNIA SUBSTANTIVE AND PROCEDURAL LAW. THE REFEREE SHALL BE EMPOWERED TO ENTER EQUITABLE AS WELL AS LEGAL RELIEF AND RULE ON ANY MOTION WHICH WOULD BE AUTHORIZED IN A TRIAL, INCLUDING MOTIONS FOR DEFAULT JUDGMENT OR SUMMARY JUDGMENT. THE REFEREE SHALL REPORT HIS OR HER DECISION, WHICH REPORT SHALL ALSO INCLUDE FINDINGS OF FACT AND CONCLUSIONS OF LAW. THE REFEREE SHALL ISSUE A DECISION AND PURSUANT TO CALIFORNIA CODE OF CIVIL PROCEDURE SECTION 644, THE REFEREE'S DECISION SHALL BE ENTERED BY THE COURT AS A JUDGMENT IN THE SAME MANNER AS IF THE ACTION HAD BEEN TRIED BY THE COURT. THE FINAL JUDGMENT OR ORDER FROM ANY APPEALABLE DECISION OR ORDER ENTERED BY THE REFEREE SHALL BE FULLY APPEALABLE AS IF IT HAS BEEN ENTERED BY THE COURT.

\41252842.3

(vii)   THE PARTIES RECOGNIZE AND AGREE THAT ALL CLAIMS RESOLVED IN A GENERAL REFERENCE PROCEEDING PURSUANT HERETO WILL BE DECIDED BY A REFEREE AND NOT BY A JURY. AFTER CONSULTING (OR HAVING HAD THE OPPORTUNITY TO CONSULT) WITH COUNSEL OF THEIR OWN CHOICE, EACH PARTY HERETO KNOWINGLY AND VOLUNTARILY AND FOR THEIR MUTUAL BENEFIT AGREES THAT THIS REFERENCE PROVISION SHALL APPLY TO ANY DISPUTE BETWEEN THEM THAT ARISES OUT OF OR IS RELATED TO THIS AGREEMENT.

26.   New Subsidiaries. Pursuant to Section 5.11 of the Credit Agreement, certain Subsidiaries (whether by acquisition or creation) of any Grantor are required to enter into this Agreement by executing and delivering in favor of Agent a Joinder to this Agreement in substantially the form of Annex 1. Upon the execution and delivery of Annex 1 by any such new Subsidiary, such Subsidiary shall become a Guarantor and Grantor hereunder with the same force and effect as if originally named as a Guarantor and Grantor herein. The execution and delivery of any instrument adding an additional Guarantor or Grantor as a party to this Agreement shall not require the consent of any Guarantor or Grantor hereunder. The rights and obligations of each Guarantor and Grantor hereunder shall remain in full force and effect notwithstanding the addition of any new Guarantor or Grantor hereunder.

27.   Agent. Each reference herein to any right granted to, benefit conferred upon or power exercisable by the "Agent" shall be a reference to Agent, for the benefit of each member of the Lender Group and each of the Bank Product Providers.

28.   Miscellaneous.

(a)   This Agreement is a Loan Document. This Agreement may be executed in any number of counterparts and by different parties on separate counterparts, each of which, when executed and delivered, shall be deemed to be an original, and all of which, when taken together, shall constitute but one and the same Agreement. Delivery of an executed counterpart of this Agreement by telefacsimile or other electronic method of transmission shall be equally as effective as delivery of an original executed counterpart of this Agreement. Any party delivering an executed counterpart of this Agreement by telefacsimile or other electronic method of transmission also shall deliver an original executed counterpart of this Agreement but the failure to deliver an original executed counterpart shall not affect the validity, enforceability, and binding effect of this Agreement.

(b)   Any provision of this Agreement which is prohibited or unenforceable shall be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof in that jurisdiction or affecting the validity or enforceability of such provision in any other jurisdiction. Each provision of this Agreement shall be severable from every other provision of this Agreement for the purpose of determining the legal enforceability of any specific provision.

(c)   Headings and numbers have been set forth herein for convenience only. Unless the contrary is compelled by the context, everything contained in each section applies equally to this entire Agreement.

\41252842.3

(d)   Neither this Agreement nor any uncertainty or ambiguity herein shall be construed against any member of the Lender Group, any Bank Product Provider, or any Grantor, whether under any rule of construction or otherwise. This Agreement has been reviewed by all parties and shall be construed and interpreted according to the ordinary meaning of the words used so as to accomplish fairly the purposes and intentions of all parties hereto.

[Signature pages to follow.]

\41252842.3

IN WITNESS WHEREOF, the parties hereto have caused this Guaranty and Security Agreement to be executed and delivered as of the date first above written.

PAC-VAN, INC.,
an Indiana corporation, as a Grantor

By: _____
Name: __**Christopher A. Wilson**__
Title: __**Secretary**__

WELLS FARGO BANK, NATIONAL ASSOCIATION, as Agent

By: ______________________

Name: ______________________

Title: Director

SCHEDULE 1

Commercial Tort Claims

None

SCHEDULE 2

Copyrights

None.

SCHEDULE 3

Intellectual Property Licenses

None.

SCHEDULE 4

Patents

None.

SCHEDULE 5

Pledged Companies

Name of Grantor	Name of Pledged Company	Number of Shares/Units	Class of Interests	% of Class Owned	% of Class Pledged	Cert. Nos.
Pac-Van, Inc.	PV Acquisition Corp.	1,000	Common Shares	100%	100%	1C

\41252842.3

SCHEDULE 6

Trademarks

United States Trademarks

Registered Marks:

OWNER	REGISTRATION NUMBER	TRADEMARK
Pac-Van, Inc.	1287296	Pac-Van
Pac-Van, Inc.	3383829	We've Put Thousands of U.S. Businesses In Space

Applications:

OWNER	APPLICATION NUMBER	TRADEMARK
Pac-Van, Inc.	85446402	Pac-Van Expect More We'll Deliver

SCHEDULE 7

Name; Chief Executive Office; Tax Identification Number; and Organizational Number

Name	Jurisdiction	Chief Executive Office	Tax ID No.	Org, No.
Pac-Van, Inc.	Indiana	9155 Harrison Park Court Indianapolis, Indiana 46216	35,2003928	1996121816

SCHEDULE 8

Owned Real Property

9155 Harrison Park Court
Indianapolis, IN 46216

SCHEDULE 9

Deposit Accounts and Securities Accounts

Owner	Type of Account	Bank or Intermediary	Account Numbers
Pac-Van, Inc.	Checking (Operations)	PNC Bank	███████████
Pac-Van, Inc.	Checking (Collections)	PNC Bank	███████████
Pac-Van, Inc.	Checking (Licensing)	Bank of Nevada	███████████

SCHEDULE 10

Controlled Account Banks

Wells Fargo Bank, National Association
PNC Bank, National Assocation

SCHEDULE 11

List of Uniform Commercial Code Filing Jurisdictions

Grantor	Jurisdiction
Pac-Van	Indiana

SCHEDULE 12

Certificated Units

See attached.

SEE SEPARATE SPREADSHEET ON FILE WITH AGENT

ANNEX 1

Form of Joinder

Joinder No. _____ (this "<u>Joinder</u>"), dated as of _____, 20_____, to the Guaranty and Security Agreement, dated as of September 7, 2012 (as amended, restated, supplemented, or otherwise modified from time to time, the "<u>Guaranty and Security Agreement</u>"), by and among each of the parties listed on the signature pages thereto and those additional entities that thereafter become parties thereto (collectively, jointly and severally, "<u>Grantors</u>" and each, individually, a "<u>Grantor</u>") and WELLS FARGO BANK, NATIONAL ASSOCIATION, a national banking association ("<u>Wells Fargo</u>"), in its capacity as agent for the Lender Group and the Bank Product Providers (in such capacity, together with its successors and assigns in such capacity, "<u>Agent</u>").

WHEREAS, pursuant to that certain Credit Agreement, dated as of September 7, 2012 (as amended, restated, supplemented, or otherwise modified from time to time, the "<u>Credit Agreement</u>"), by and among Pac-Van, Inc., an Indiana corporation ("<u>Pac-Van, Inc.</u>"), the Subsidiaries of Pac-Van, Inc. signatory thereto (each such Person, together with Pac-Van, Inc., a "<u>Borrower</u>" and collectively, the "<u>Borrowers</u>"), the lenders signatory thereto (each of such lenders, together with its successors and permitted assigns, is referred to hereinafter as a "<u>Lender</u>"), and Agent, the Lender Group and the Bank Product Providers have agreed to make certain financial accommodations available to Borrowers from time to time pursuant to the terms and conditions thereof; and

WHEREAS, initially capitalized terms used herein and not otherwise defined herein shall have the meanings assigned to such terms in the Guaranty and Security Agreement or, if not defined therein, in the Credit Agreement, and this Joinder shall be subject to the rules of construction set forth in Section 1(b) of the Guaranty and Security Agreement, which rules of construction are incorporated herein by this reference, *mutatis mutandis*; and

WHEREAS, Grantors have entered into the Guaranty and Security Agreement in order to induce the Lender Group and the Bank Product Providers to make certain financial accommodations to Borrowers as provided for in the Credit Agreement, the other Loan Documents, and the Bank Product Agreements; and

WHEREAS, pursuant to Section 5.11 of the Credit Agreement and Section 26 of the Guaranty and Security Agreement, certain Subsidiaries of the Loan Parties must execute and deliver certain Loan Documents, including the Guaranty and Security Agreement, and the joinder to the Guaranty and Security Agreement by the undersigned new Grantor or Grantors (collectively, the "<u>New Grantors</u>") may be accomplished by the execution of this Joinder in favor of Agent, for the benefit of the Lender Group and the Bank Product Providers; and

WHEREAS, each New Grantor (a) is **[an Affiliate] [a Subsidiary]** of one or more Borrowers and, as such, will benefit by virtue of the financial accommodations extended to Borrowers by the Lender Group or the Bank Product Providers and (b) by becoming a Grantor will benefit from certain rights granted to the Grantors pursuant to the terms of the Loan Documents and the Bank Product Agreements;

NOW, THEREFORE, for and in consideration of the foregoing and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, each New Grantor hereby agrees as follows:

\41252842.3

1.   In accordance with Section 26 of the Guaranty and Security Agreement, each New Grantor, by its signature below, becomes a "Grantor" **[and "Guarantor"]** under the Guaranty and Security Agreement with the same force and effect as if originally named therein as a "Grantor" **[and "Guarantor"]** and each New Grantor hereby (a) agrees to all of the terms and provisions of the Guaranty and Security Agreement applicable to it as a "Grantor" **[or "Guarantor"]** thereunder and (b) represents and warrants that the representations and warranties made by it as a "Grantor" **[or "Guarantor"]** thereunder are true and correct in all material respects (except that such materiality qualifier shall not be applicable to any representations and warranties that are already qualified or modified by materiality in the text thereof) on and as of the date hereof. In furtherance of the foregoing, each New Grantor hereby **[(a) jointly and severally unconditionally and irrevocably guarantees as a primary obligor and not merely as a surety the full and prompt payment when due, whether upon maturity, acceleration, or otherwise, of all of the Guarantied Obligations, and (b)]** unconditionally grants, assigns, and pledges to Agent, for the benefit of the Lender Group and the Bank Product Providers, to secure the Secured Obligations, a continuing security interest in and to all of such New Grantor's right, title and interest in and to the Collateral. Each reference to a "Grantor" **[or "Guarantor"]** in the Guaranty and Security Agreement shall be deemed to include each New Grantor. The Guaranty and Security Agreement is incorporated herein by reference.

2.   Schedule 1 {Commercial Tort Claims}, Schedule 2 {Copyrights}, Schedule 3 {Intellectual Property Licenses}, Schedule 4 {Patents}, Schedule 5 {Pledged Companies}, Schedule 6 {Trademarks}, Schedule 7 {Name; Chief Executive Office; Tax Identification Number; and Organizational Number}, Schedule 8 {Owned Real Property}, Schedule 9 {Deposit Accounts and Securities Accounts}, Schedule 10 {Controlled Account Banks}, Schedule 11 {List of Uniform Commercial Code Filing Jurisdictions}, and Schedule 12 {Certificated Units} attached hereto supplement Schedule 1, Schedule 2, Schedule 3, Schedule 4, Schedule 5, Schedule 6, Schedule 7, Schedule 8, Schedule 9, Schedule 10, Schedule 11, and Schedule 12 respectively, to the Guaranty and Security Agreement and shall be deemed a part thereof for all purposes of the Guaranty and Security Agreement.

3.   Each New Grantor authorizes Agent at any time and from time to time to file, transmit, or communicate, as applicable, financing statements and amendments thereto (i) describing the Collateral as "all personal property of debtor" or "all assets of debtor" or words of similar effect, (ii) describing the Collateral as being of equal or lesser scope or with greater detail, or (iii) that contain any information required by part 5 of Article 9 of the Code for the sufficiency or filing office acceptance. Each New Grantor also hereby ratifies any and all financing statements or amendments previously filed by Agent in any jurisdiction in connection with the Loan Documents.

4.   Each New Grantor represents and warrants to Agent, the Lender Group and the Bank Product Providers that this Joinder has been duly executed and delivered by such New Grantor and constitutes its legal, valid, and binding obligation, enforceable against it in accordance with its terms, except as enforceability thereof may be limited by bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium, or other similar laws affecting creditors' rights generally and general principles of equity (regardless of whether such enforceability is considered in a proceeding at law or in equity).

5.   This Joinder is a Loan Document. This Joinder may be executed in any number of counterparts and by different parties on separate counterparts, each of which, when executed and delivered, shall be deemed to be an original, and all of which, when taken together, shall constitute but one and the same Joinder. Delivery of an executed counterpart of this Joinder by telefacsimile or other electronic method of transmission shall be equally as effective as delivery of an original executed counterpart of this Joinder. Any party delivering an executed counterpart of this Joinder by telefacsimile or other electronic method of transmission also shall deliver an original executed counterpart of this

Joinder but the failure to deliver an original executed counterpart shall not affect the validity, enforceability, and binding effect of this Joinder.

6.   The Guaranty and Security Agreement, as supplemented hereby, shall remain in full force and effect.

7.   THIS JOINDER SHALL BE SUBJECT TO THE PROVISIONS REGARDING CHOICE OF LAW AND VENUE, JURY TRIAL WAIVER, AND JUDICIAL REFERENCE SET FORTH IN SECTION 25 OF THE GUARANTY AND SECURITY AGREEMENT, AND SUCH PROVISIONS ARE INCORPORATED HEREIN BY THIS REFERENCE, *MUTATIS MUTANDIS*.

[Signature pages to follow.]

\41252842.3

IN WITNESS WHEREOF, the parties hereto have caused this Joinder to the Guaranty and Security Agreement to be executed and delivered as of the day and year first above written.

NEW GRANTORS: [NAME OF NEW GRANTOR]

By: _____
Name: _____
Title: _____

[NAME OF NEW GRANTOR]

By: _____
Name: _____
Title: _____

AGENT: WELLS FARGO BANK, NATIONAL
                                                  ASSOCIATION, as Agent

By: _____
Name: _____
Title: _____

EXHIBIT A

Form of Copyright Security Agreement

THIS COPYRIGHT SECURITY AGREEMENT (this "Copyright Security Agreement") is made as of _____, 20_____, by and among Grantors listed on the signature pages hereof (collectively, jointly and severally, "Grantors" and each individually "Grantor"), and Wells Fargo Bank, National Association, a national banking association ("Wells Fargo"), in its capacity as agent for the Lender Group and the Bank Product Providers (in such capacity, together with its successors and assigns in such capacity, "Agent").

WHEREAS, pursuant to that certain Credit Agreement, dated as of September 7, 2012 (as amended, restated, supplemented, or otherwise modified from time to time, the "Credit Agreement"), by and among Pac-Van, Inc., an Indiana corporation ("Pac-Van, Inc."), the Subsidiaries of Pac-Van, Inc. signatory thereto (each such Person, together with Pac-Van, Inc., a "Borrower" and collectively, the "Borrowers"), the lenders signatory thereto (each of such lenders, together with its successors and permitted assigns, is referred to hereinafter as a "Lender"), and Agent, the Lender Group and the Bank Product Providers have agreed to make certain financial accommodations available to Borrowers from time to time pursuant to the terms and conditions thereof; and

WHEREAS, the members of the Lender Group and the Bank Product Providers are willing to make the financial accommodations to Borrowers as provided for in the Credit Agreement, the other Loan Documents, and the Bank Product Agreements, but only upon the condition, among others, that Grantors shall have executed and delivered to Agent, for the benefit of the Lender Group and the Bank Product Providers, that certain Guaranty and Security Agreement, dated as of September 7, 2012 (including all annexes, exhibits or schedules thereto, as from time to time amended, restated, supplemented or otherwise modified, the "Guaranty and Security Agreement"); and

WHEREAS, pursuant to the Guaranty and Security Agreement, Grantors are required to execute and deliver to Agent, for the benefit of the Lender Group and the Bank Product Providers, this Copyright Security Agreement;

NOW, THEREFORE, in consideration of the premises and mutual covenants herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Grantors hereby agree as follows:

1. Defined Terms. All initially capitalized terms used but not otherwise defined herein have the meanings given to them in the Guaranty and Security Agreement or, if not defined therein, in the Credit Agreement, and this Copyright Security Agreement shall be subject to the rules of construction set forth in Section 1(b) of the Guaranty and Security Agreement, which rules of construction are incorporated herein by this reference, *mutatis mutandis*.

2. Grant of Security Interest in Copyright Collateral. Each Grantor hereby unconditionally grants, assigns, and pledges to Agent, for the benefit each member of the Lender Group and each of the Bank Product Providers, to secure the Secured Obligations, a continuing security interest (referred to in this Copyright Security Agreement as the "Security Interest") in all of such Grantor's right, title and interest in and to the following, whether now owned or hereafter acquired or arising (collectively, the "Copyright Collateral"):

(a)   all of such Grantor's Copyrights and Intellectual Property Licenses in respect of Copyrights to which it is a party, including those referred to on Schedule I;

(b)   all renewals or extensions of the foregoing; and

(c)   all products and Proceeds of the foregoing, including any claim by such Grantor against third parties for past, present or future infringement of any Copyright or any Copyright exclusively licensed under any Intellectual Property License, including the right to receive damages, or the right to receive license fees, royalties, and other compensation under any such Intellectual Property License.

3.   Security for Secured Obligations. This Copyright Security Agreement and the Security Interest created hereby secures the payment and performance of the Secured Obligations, whether now existing or arising hereafter. Without limiting the generality of the foregoing, this Copyright Security Agreement secures the payment of all amounts which constitute part of the Secured Obligations and would be owed by Grantors, or any of them, to Agent, the other members of the Lender Group, the Bank Product Providers or any of them, whether or not they are unenforceable or not allowable due to the existence of an Insolvency Proceeding involving any Grantor.

4.   Security Agreement. The Security Interest granted pursuant to this Copyright Security Agreement is granted in conjunction with the security interests granted to Agent, for the benefit of the Lender Group and the Bank Product Providers, pursuant to the Guaranty and Security Agreement. Each Grantor hereby acknowledges and affirms that the rights and remedies of Agent with respect to the Security Interest in the Copyright Collateral made and granted hereby are more fully set forth in the Guaranty and Security Agreement, the terms and provisions of which are incorporated by reference herein as if fully set forth herein. To the extent there is any inconsistency between this Copyright Security Agreement and the Guaranty and Security Agreement, the Guaranty and Security Agreement shall control.

5.   Authorization to Supplement. Grantors shall give Agent prior written notice of no less than 5 Business Days before filing any additional application for registration of any copyright and prompt notice in writing of any additional copyright registrations granted therefor after the date hereof. Without limiting Grantors' obligations under this Section 5, Grantors hereby authorize Agent unilaterally to modify this Copyright Security Agreement by amending Schedule I to include any future United States registered copyrights or applications therefor of each Grantor. Notwithstanding the foregoing, no failure to so modify this Copyright Security Agreement or amend Schedule I shall in any way affect, invalidate or detract from Agent's continuing security interest in all Collateral, whether or not listed on Schedule I.

6.   Counterparts. This Copyright Security Agreement is a Loan Document. This Copyright Security Agreement may be executed in any number of counterparts and by different parties on separate counterparts, each of which, when executed and delivered, shall be deemed to be an original, and all of which, when taken together, shall constitute but one and the same Copyright Security Agreement. Delivery of an executed counterpart of this Copyright Security Agreement by telefacsimile or other electronic method of transmission shall be equally as effective as delivery of an original executed counterpart of this Copyright Security Agreement. Any party delivering an executed counterpart of this Copyright Security Agreement by telefacsimile or other electronic method of transmission also shall deliver an original executed counterpart of this Copyright Security Agreement but the failure to deliver an original executed counterpart shall not affect the validity, enforceability, and binding effect of this Copyright Security Agreement.

\41252842.3

7. CHOICE OF LAW AND VENUE; JURY TRIAL WAIVER. THIS COPYRIGHT SECURITY AGREEMENT SHALL BE SUBJECT TO THE PROVISIONS REGARDING CHOICE OF LAW AND VENUE, JURY TRIAL WAIVER, AND JUDICIAL REFERENCE SET FORTH IN SECTION 25 OF THE GUARANTY AND SECURITY AGREEMENT, AND SUCH PROVISIONS ARE INCORPORATED HEREIN BY THIS REFERENCE, *MUTATIS MUTANDIS*.

[Signature pages to follow.]

IN WITNESS WHEREOF, the parties hereto have caused this Copyright Security Agreement to be executed and delivered as of the day and year first above written.

GRANTORS: [NAME OF GRANTOR]

By: _____
Name: _____
Title: _____

[NAME OF GRANTOR]

By: _____
Name: _____
Title: _____

ACCEPTED AND ACKNOWLEGDED BY:

AGENT: WELLS FARGO BANK, NATIONAL
ASSOCIATION, as Agent

By: _____
Name: _____
Title: _____

SCHEDULE I
to
Copyright Security Agreement

Copyright Registrations

Grantor	Country	Copyright	Registration No.	Registration Date

Copyright Licenses

EXHIBIT B

Form of Patent Security Agreement

This Patent Security Agreement (this "Patent Security Agreement") is made as of _____, 20_____, by and among Grantors listed on the signature pages hereof (collectively, jointly and severally, "Grantors" and each individually "Grantor"), and Wells Fargo Bank, National Association, a national banking association ("Wells Fargo"), in its capacity as agent for the Lender Group and the Bank Product Providers (in such capacity, together with its successors and assigns in such capacity, "Agent").

WHEREAS, pursuant to that certain Credit Agreement, dated as of September 7, 2012 (as amended, restated, supplemented, or otherwise modified from time to time, the "Credit Agreement"), by and among Pac-Van, Inc., an Indiana corporation ("Pac-Van, Inc."), the Subsidiaries of Pac-Van, Inc. signatory thereto (each such Person, together with Pac-Van, Inc., a "Borrower" and collectively, the "Borrowers"), the lenders signatory thereto (each of such lenders, together with its successors and permitted assigns, is referred to hereinafter as a "Lender"), and Agent, the Lender Group and the Bank Product Providers have agreed to make certain financial accommodations available to Borrowers from time to time pursuant to the terms and conditions thereof; and

WHEREAS, the members of the Lender Group and the Bank Product Providers are willing to make the financial accommodations to Borrowers as provided for in the Credit Agreement, the other Loan Documents, and the Bank Product Agreements, but only upon the condition, among others, that Grantors shall have executed and delivered to Agent, for the benefit of the Lender Group and the Bank Product Providers, that certain Guaranty and Security Agreement, dated as of September 7, 2012 (including all annexes, exhibits or schedules thereto, as from time to time amended, restated, supplemented or otherwise modified, the "Guaranty and Security Agreement"); and

WHEREAS, pursuant to the Guaranty and Security Agreement, Grantors are required to execute and deliver to Agent, for the benefit of the Lender Group and the Bank Product Providers, this Patent Security Agreement;

NOW, THEREFORE, in consideration of the premises and mutual covenants herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, each Grantor hereby agrees as follows:

1.   Defined Terms. All initially capitalized terms used but not otherwise defined herein have the meanings given to them in the Guaranty and Security Agreement or, if not defined therein, in the Credit Agreement, and this Patent Security Agreement shall be subject to the rules of construction set forth in Section 1(b) of the Guaranty and Security Agreement, which rules of construction are incorporated herein by this reference, *mutatis mutandis*.

2.   Grant of Security Interest in Patent Collateral. Each Grantor hereby unconditionally grants, assigns, and pledges to Agent, for the benefit each member of the Lender Group and each of the Bank Product Providers, to secure the Secured Obligations, a continuing security interest (referred to in this Patent Security Agreement as the "Security Interest") in all of such Grantor's right, title and interest in and to the following, whether now owned or hereafter acquired or arising (collectively, the "Patent Collateral"):

\41252842.3

(a) all of its Patents and Intellectual Property Licenses in respect of Patents to which it is a party, including those referred to on Schedule I;

(b) all divisionals, continuations, continuations-in-part, reissues, reexaminations, or extensions of the foregoing; and

(c) all products and Proceeds of the foregoing, including any claim by such Grantor against third parties for past, present or future infringement of any Patent or any Patent exclusively licensed under any Intellectual Property License, including the right to receive damages, or right to receive license fees, royalties, and other compensation under any such Intellectual Property License.

3. <u>Security for Secured Obligations</u>. This Patent Security Agreement and the Security Interest created hereby secures the payment and performance of the Secured Obligations, whether now existing or arising hereafter. Without limiting the generality of the foregoing, this Patent Security Agreement secures the payment of all amounts which constitute part of the Secured Obligations and would be owed by Grantors, or any of them, to Agent, the other members of the Lender Group, the Bank Product Providers or any of them, whether or not they are unenforceable or not allowable due to the existence of an Insolvency Proceeding involving any Grantor.

4. <u>Security Agreement</u>. The Security Interest granted pursuant to this Patent Security Agreement is granted in conjunction with the security interests granted to Agent, for the benefit of the Lender Group and the Bank Product Providers, pursuant to the Guaranty and Security Agreement. Each Grantor hereby acknowledges and affirms that the rights and remedies of Agent with respect to the Security Interest in the Patent Collateral made and granted hereby are more fully set forth in the Guaranty and Security Agreement, the terms and provisions of which are incorporated by reference herein as if fully set forth herein. To the extent there is any inconsistency between this Patent Security Agreement and the Guaranty and Security Agreement, the Guaranty and Security Agreement shall control.

5. <u>Authorization to Supplement</u>. If any Grantor shall obtain rights to any new patent application or issued patent or become entitled to the benefit of any patent application or patent for any divisional, continuation, continuation-in-part, reissue, or reexamination of any existing patent or patent application, the provisions of this Patent Security Agreement shall automatically apply thereto. Grantors shall give prompt notice in writing to Agent with respect to any such new patent rights. Without limiting Grantors' obligations under this <u>Section 5</u>, Grantors hereby authorize Agent unilaterally to modify this Patent Security Agreement by amending <u>Schedule I</u> to include any such new patent rights of each Grantor. Notwithstanding the foregoing, no failure to so modify this Patent Security Agreement or amend <u>Schedule I</u> shall in any way affect, invalidate or detract from Agent's continuing security interest in all Collateral, whether or not listed on <u>Schedule I</u>.

6. <u>Counterparts</u>. This Patent Security Agreement is a Loan Document. This Patent Security Agreement may be executed in any number of counterparts and by different parties on separate counterparts, each of which, when executed and delivered, shall be deemed to be an original, and all of which, when taken together, shall constitute but one and the same Patent Security Agreement. Delivery of an executed counterpart of this Patent Security Agreement by telefacsimile or other electronic method of transmission shall be equally as effective as delivery of an original executed counterpart of this Patent Security Agreement. Any party delivering an executed counterpart of this Patent Security Agreement by telefacsimile or other electronic method of transmission also shall deliver an original executed counterpart of this Patent Security Agreement but the failure to deliver an original executed counterpart shall not affect the validity, enforceability, and binding effect of this Patent Security Agreement.

7.	CHOICE OF LAW AND VENUE; JURY TRIAL WAIVER. THIS PATENT SECURITY AGREEMENT SHALL BE SUBJECT TO THE PROVISIONS REGARDING CHOICE OF LAW AND VENUE, JURY TRIAL WAIVER, AND JUDICIAL REFERENCE SET FORTH IN SECTION 25 OF THE GUARANTY AND SECURITY AGREEMENT, AND SUCH PROVISIONS ARE INCORPORATED HEREIN BY THIS REFERENCE, *MUTATIS MUTANDIS*.

[Signature pages to follow.]

\41252842.3

IN WITNESS WHEREOF, the parties hereto have caused this Patent Security Agreement to be executed and delivered as of the day and year first above written.

GRANTORS:

[NAME OF GRANTOR]

By: _____
Name: _____
Title: _____

[NAME OF GRANTOR]

By: _____
Name: _____
Title: _____

ACCEPTED AND ACKNOWLEGDED BY:

AGENT:

WELLS FARGO BANK, NATIONAL ASSOCIATION, as Agent

By: _____
Name: _____
Title: _____

SCHEDULE I
to
Patent Security Agreement

Patents

Grantor	Country	Patent	Application/ Patent No.	Filing Date

Patent Licenses

EXHIBIT C

Form of Pledged Interests Addendum

This Pledged Interests Addendum dated as of _____, 20_____ (this "Pledged Interests Addendum"), is delivered pursuant to Section 7(h)(i) of the Guaranty and Security Agreement referred to below. The undersigned hereby agrees that this Pledged Interests Addendum may be attached to that certain Guaranty and Security Agreement, dated as of September 7, 2012, (as amended, restated, supplemented, or otherwise modified from time to time, the "Guaranty and Security Agreement"), made by the undersigned, together with the other Grantors named therein, to Wells Fargo Bank, National Association, a national banking association, as Agent. Initially capitalized terms used but not defined herein shall have the meaning ascribed to such terms in the Guaranty and Security Agreement or, if not defined therein, in the Credit Agreement, and this Pledged Interests Addendum shall be subject to the rules of construction set forth in Section 1(b) of the Guaranty and Security Agreement, which rules of construction are incorporated herein by this reference, *mutatis mutandis*. The undersigned hereby agrees that the additional interests listed on Schedule I shall be and become part of the Pledged Interests pledged by the undersigned to Agent in the Guaranty and Security Agreement and any pledged company set forth on Schedule I shall be and become a "Pledged Company" under the Guaranty and Security Agreement, each with the same force and effect as if originally named therein.

This Pledged interests Addendum is a Loan Document. Delivery of an executed counterpart of this Pledged Interests Addendum by telefacsimile or other electronic method of transmission shall be equally as effective as delivery of an original executed counterpart of this Pledged Interests Addendum. If the undersigned delivers an executed counterpart of this Pledged Interests Addendum by telefacsimile or other electronic method of transmission, the undersigned shall also deliver an original executed counterpart of this Pledged Interests Addendum but the failure to deliver an original executed counterpart shall not affect the validity, enforceability, and binding effect of this Pledged Interests Addendum.

The undersigned hereby certifies that the representations and warranties set forth in Section 6 of the Guaranty and Security Agreement of the undersigned are true and correct as to the Pledged Interests listed herein on and as of the date hereof.

THIS PLEDGED INTERESTS ADDENDUM SHALL BE SUBJECT TO THE PROVISIONS REGARDING CHOICE OF LAW AND VENUE, JURY TRIAL WAIVER, AND JUDICIAL REFERENCE SET FORTH IN SECTION 25 OF THE GUARANTY AND SECURITY AGREEMENT, AND SUCH PROVISIONS ARE INCORPORATED HEREIN BY THIS REFERENCE, *MUTATIS MUTANDIS*.

[Signature pages to follow.]

Exhibit C

1

\41252842.3

IN WITNESS WHEREOF, the undersigned has caused this Pledged Interests Addendum to be executed and delivered as of the day and year first above written.

GRANTORS: [NAME OF GRANTOR]

                                             By: _____
                                             Name: _____
                                             Title: _____

Exhibit C
2

SCHEDULE I
to
Pledged Interests Addendum

Pledged Interests

Name of Grantor	Name of Pledged Company	Number of Shares/Units	Class of Interests	% of Class Owned	% of Class Pledged	Cert. Nos.

Exhibit C

3

\41252842.3

EXHIBIT D

Form of Trademark Security Agreement

This Trademark Security Agreement (this "Trademark Security Agreement") is made as of _____, 20_____, by and among Grantors listed on the signature pages hereof (collectively, jointly and severally, "Grantors" and each individually "Grantor"), and Wells Fargo Bank, National Association, a national banking association ("Wells Fargo"), in its capacity as agent for the Lender Group and the Bank Product Providers (in such capacity, together with its successors and assigns in such capacity, "Agent").

WHEREAS, pursuant to that certain Credit Agreement, dated as of September 7, 2012 (as amended, restated, supplemented, or otherwise modified from time to time, the "Credit Agreement"), by and among Pac-Van, Inc., an Indiana corporation ("Pac-Van, Inc."), the Subsidiaries of Pac-Van, Inc. signatory thereto (each such Person, together with Pac-Van, Inc., a "Borrower" and collectively, the "Borrowers"), the lenders signatory thereto (each of such lenders, together with its successors and permitted assigns, is referred to hereinafter as a "Lender"), and Agent, the Lender Group and the Bank Product Providers have agreed to make certain financial accommodations available to Borrowers from time to time pursuant to the terms and conditions thereof; and

WHEREAS, the members of the Lender Group and the Bank Product Providers are willing to make the financial accommodations to Borrowers as provided for in the Credit Agreement, the other Loan Documents, and the Bank Product Agreements, but only upon the condition, among others, that Grantors shall have executed and delivered to Agent, for the benefit of the Lender Group and the Bank Product Providers, that certain Guaranty and Security Agreement, dated as of September 7, 2012 (including all annexes, exhibits or schedules thereto, as from time to time amended, restated, supplemented or otherwise modified, the "Guaranty and Security Agreement"); and

WHEREAS, pursuant to the Guaranty and Security Agreement, Grantors are required to execute and deliver to Agent, for the benefit of Lender Group and the Bank Product Providers, this Trademark Security Agreement;

NOW, THEREFORE, in consideration of the premises and mutual covenants herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, each Grantor hereby agrees as follows:

1.   Defined Terms. All initially capitalized terms used but not otherwise defined herein have the meanings given to them in the Guaranty and Security Agreement or, if not defined therein, in the Credit Agreement, and this Trademark Security Agreement shall be subject to the rules of construction set forth in Section 1(b) of the Guaranty and Security Agreement, which rules of construction are incorporated herein by this reference, *mutatis mutandis*.

2.   Grant of Security Interest in Trademark Collateral. Each Grantor hereby unconditionally grants, assigns, and pledges to Agent, for the benefit each member of the Lender Group and each of the Bank Product Providers, to secure the Secured Obligations, a continuing security interest (referred to in this Trademark Security Agreement as the "Security Interest") in all of such Grantor's right, title and interest in and to the following, whether now owned or hereafter acquired or arising (collectively, the "Trademark Collateral"):

(a)   all of its Trademarks and Intellectual Property Licenses in respect of Trademarks to which it is a party, including those referred to on Schedule I;

(b)   all goodwill of the business connected with the use of, and symbolized by, each Trademark and each such Intellectual Property License; and

(c)   all products and Proceeds of the foregoing, including any claim by such Grantor against third parties for past, present or future (i) infringement or dilution of any Trademark or any Trademarks exclusively licensed under any Intellectual Property License, including right to receive any damages, (ii) injury to the goodwill associated with any Trademark, or (iii) right to receive license fees, royalties, and other compensation under any such Intellectual Property License.

3.   Security for Secured Obligations. This Trademark Security Agreement and the Security Interest created hereby secures the payment and performance of the Secured Obligations, whether now existing or arising hereafter. Without limiting the generality of the foregoing, this Trademark Security Agreement secures the payment of all amounts which constitute part of the Secured Obligations and would be owed by Grantors, or any of them, to Agent, the other members of the Lender Group, the Bank Product Providers or any of them, whether or not they are unenforceable or not allowable due to the existence of an Insolvency Proceeding involving any Grantor.

4.   Security Agreement. The Security Interest granted pursuant to this Trademark Security Agreement is granted in conjunction with the security interests granted to Agent, for the benefit of the Lender Group and the Bank Product Providers, pursuant to the Guaranty and Security Agreement. Each Grantor hereby acknowledges and affirms that the rights and remedies of Agent with respect to the Security Interest in the Trademark Collateral made and granted hereby are more fully set forth in the Guaranty and Security Agreement, the terms and provisions of which are incorporated by reference herein as if fully set forth herein. To the extent there is any inconsistency between this Trademark Security Agreement and the Guaranty and Security Agreement, the Guaranty and Security Agreement shall control.

5.   Authorization to Supplement. If any Grantor shall obtain rights to any new trademarks, the provisions of this Trademark Security Agreement shall automatically apply thereto. Grantors shall give prompt notice in writing to Agent with respect to any such new trademarks or renewal or extension of any trademark registration.   Without limiting Grantors' obligations under this Section 5, Grantors hereby authorize Agent unilaterally to modify this Trademark Security Agreement by amending Schedule I to include any such new trademark rights of each Grantor. Notwithstanding the foregoing, no failure to so modify this Trademark Security Agreement or amend Schedule I shall in any way affect, invalidate or detract from Agent's continuing security interest in all Collateral, whether or not listed on Schedule I.

6.   Counterparts.   This Trademark Security Agreement is a Loan Document.   This Trademark Security Agreement may be executed in any number of counterparts and by different parties on separate counterparts, each of which, when executed and delivered, shall be deemed to be an original, and all of which, when taken together, shall constitute but one and the same Trademark Security Agreement. Delivery of an executed counterpart of this Trademark Security Agreement by telefacsimile or other electronic method of transmission shall be equally as effective as delivery of an original executed counterpart of this Trademark Security Agreement. Any party delivering an executed counterpart of this Trademark Security Agreement by telefacsimile or other electronic method of transmission also shall deliver an original executed counterpart of this Trademark Security Agreement but the failure to deliver an original executed counterpart shall not affect the validity, enforceability, and binding effect of this Trademark Security Agreement.

\41252842.3

7.   CHOICE OF LAW AND VENUE; JURY TRIAL WAIVER.   THIS TRADEMARK SECURITY AGREEMENT SHALL BE SUBJECT TO THE PROVISIONS REGARDING CHOICE OF LAW AND VENUE, JURY TRIAL WAIVER, AND JUDICIAL REFERENCE SET FORTH IN SECTION 25 OF THE GUARANTY AND SECURITY AGREEMENT, AND SUCH PROVISIONS ARE INCORPORATED HEREIN BY THIS REFERENCE, *MUTATIS MUTANDIS*.

[Signature pages to follow.]

IN WITNESS WHEREOF, the parties hereto have caused this Trademark Security Agreement to be executed and delivered as of the day and year first above written.

GRANTORS: [NAME OF GRANTOR]

By: _____
Name: _____
Title: _____

[NAME OF GRANTOR]

By: _____
Name: _____
Title: _____

ACCEPTED AND ACKNOWLEGDED BY:

AGENT: WELLS FARGO BANK, NATIONAL
                                                ASSOCIATION, as Agent

By: _____
Name: _____
Title: _____

SCHEDULE I
to
Trademark Security Agreement

Trademark Registrations/Applications

Grantor	Country	Mark	Application/ Registration No.	App/Reg Date

Trade Names

Common Law Trademarks

Trademarks Not Currently in Use

Trademark Licenses

\41252842.3

EXHIBIT A-2

Amendment No. 5

See attached.

AMENDMENT TO LOAN DOCUMENTS
(Amendment No. 5 to Credit Agreement)

        This Amendment to Loan Documents is dated as of February 7, 2014 (the "<u>Amendment</u>"), and is among the Persons identified on the signature pages hereof as Lenders (which Persons (1) comprise each Person identified on the signature pages hereof as a new Lender (each, a "<u>New Lender</u>") and each Person identified on the signature pages hereof as an existing Lender, and (2) constitute the Required Lenders and, as applicable, all of the Lenders directly affected by the applicable amendments to be effected by this Amendment), WELLS FARGO BANK, NATIONAL ASSOCIATION, a national banking association ("<u>Wells Fargo</u>"), as agent for the Lenders (Wells Fargo, in that capacity, "<u>Agent</u>"), PAC-VAN, INC., an Indiana corporation, as a Borrower and as a Grantor, and HARPER'S HOT SHOT SERVICE, INC., a Kentucky corporation, as a Grantor.

        The Lenders, Agent, and Borrowers are party to a Credit Agreement dated as of September 7, 2012 (as amended, restated, supplemented, or otherwise modified before the date of this Amendment, the "<u>Credit Agreement</u>"). Agent and Grantors are party to a Guaranty and Security Agreement dated as of September 7, 2012 (as amended, restated, supplemented, or otherwise modified before the date of this Amendment, the "<u>U.S. Guaranty and Security Agreement</u>"). As set forth in Section 1 below, defined terms used but not defined in this Amendment are as defined in the Credit Agreement or the U.S. Guaranty and Security Agreement, as applicable.

        Each New Lender desires to become a Lender under the Credit Agreement.

        The parties also desire to modify the Credit Agreement and the U.S. Guaranty and Security Agreement in certain respects.

        The parties therefore agree as follows:

        1.   **Definitions**. Defined terms used but not defined in this Amendment are as defined in the Credit Agreement or the U.S. Guaranty and Security Agreement, as applicable.

        2.   **Increase to Maximum Revolver Amount; Joinder by New Lenders**. (a) Agent, Lenders, and the Loan Parties desire that the Maximum Revolver Amount be increased by $80,000,000, such that the Maximum Revolver Amount, after giving effect to that increase and this Amendment, would increase from $120,000,000 to $200,000,000. In connection with that request, the Lenders have agreed to provide new Revolver Commitments or increase their existing Revolver Commitments. Agent, Lenders, and the Loan Parties desire that the desired increase to the Maximum Revolver Amount become effective as of the effective date of this Amendment. The desired increase to the Maximum Revolver Commitment to be effected by this Amendment will not constitute a Revolver Increase.

        (a)   Each New Lender hereby does the following: (1) confirms that it has received copies of the Credit Agreement and the other Loan Documents, together with copies of the financial statements referred to therein and such other documents and information as it has deemed appropriate to make its own credit analysis and decision to enter into this Amendment; (2) agrees that it will, independently and without reliance upon Agent or any other Lender, based upon such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking any action under the Loan Documents; (3) appoints and authorizes the Agent to take such

\53825609.4

action as agent on its behalf and to exercise such powers under the Loan Documents as are delegated to Agent by the terms thereof, together with such powers as are reasonably incidental thereto; and (4) agrees that it will perform in accordance with their terms all of the obligations which by the terms of the Loan Documents are required to be performed by it as a Lender.

(b)   As of the effective date of this Amendment, each New Lender will be a party to the Credit Agreement and have the rights and obligations of a Lender thereunder and under the other Loan Documents.

3.   **Amendments to Credit Agreement**.

(a)   Clause (A) of clause (i) of Section 2.3(b) of the Credit Agreement, which relates to the maximum aggregate outstanding amount of Swing Loans, is hereby amended to increase that maximum aggregate outstanding amount by replacing "$11,000,000" with "$20,000,000."

(b)   The second clause (A) of Section 2.3(d)(i) of the Credit Agreement, which relates to the maximum aggregate outstanding amount of Protective Advances, is hereby amended to increase that maximum aggregate outstanding amount by replacing "$11,000,000" with "$20,000,000."

(c)   Clause (1) of Section 2.3(d)(iv) of the Credit Agreement, which relates to the maximum aggregate outstanding amount of Extraordinary Advances, is hereby amended to increase that maximum aggregate outstanding amount by replacing "$11,000,000" with "$20,000,000."

(d)   Section 2.4(e) of the Credit Agreement is hereby amended by inserting after Section 2.4(e)(v) the following new Section 2.4(e)(vi):

"   (vi)   **Cash Equity Contributions**. Within 1 Business Day of the date of receipt by Pac-Van of any cash equity contribution made in connection with any issuance by GFC of Series C Preferred Stock of GFC, Borrowers shall prepay the outstanding principal amount of the Obligations in accordance with Section 2.4(f)(i) in an amount equal to 100% of such cash equity contribution."

(e)   Section 2.6(d) of the Credit Agreement is hereby amended by replacing the phrase "Except to the extent provided to the contrary in Section 2.10 or Section 2.12(a)" with the phrase "Except to the extent provided to the contrary in Section 2.10, Section 2.11(k), or Section 2.12(a)."

(f)   Section 2.11(k) of the Credit Agreement is hereby amended to read in its entirety as follows:

"   (k)   Borrowers shall pay immediately upon demand to Agent for the account of Issuing Bank as non-refundable fees, commissions, and charges (it being acknowledged and agreed that any charging of such fees, commissions, and charges to the Loan Account pursuant to the provisions of Section 2.6(d) shall be deemed to constitute a demand for payment thereof for the purposes of this Section 2.11(k)): (i) a fronting fee which shall be imposed by Issuing Bank upon the issuance of each Letter of Credit of 0.250% per annum of the face amount thereof, *plus* (ii) any and all other customary commissions, fees and charges then in effect imposed by, and any and all

2

expenses incurred by, Issuing Bank, or by any adviser, confirming institution or entity or other nominated person, relating to Letters of Credit, at the time of issuance of any Letter of Credit and upon the occurrence of any other activity with respect to any Letter of Credit (including transfers, assignments of proceeds, amendments, drawings, renewals or cancellations)."

(g)   Section 2.14(a) of the Credit Agreement is hereby amended as follows:

(1)   by replacing the phrase "At any time during the period from and after the Closing Date through but excluding the date that is the four-year anniversary of the Closing Date" with the phrase "At any time during the period from and after the Amendment No. 5 Effective Date through but excluding the date that is the four-year anniversary of the Closing Date"; and

(2)   by replacing "$10,000,000" with "$20,000,000."

(h)   Section 4 of the Credit Agreement is hereby amended by inserting after Section 4.28 the following new Section 4.29:

"   4.29   **Hedge Agreements**. On each date that any Hedge Agreement is executed by any Hedge Provider, each Borrower and each other Loan Party satisfy all eligibility, suitability, and other requirements under the Commodity Exchange Act (7 U.S.C. § 1, et seq., as in effect from time to time) and the Commodity Futures Trading Commission regulations."

(i)   Section 6.6(a)(i) of the Credit Agreement is hereby amended to read in its entirety as follows:

"   (i)   optionally prepay, redeem, defease, purchase, or otherwise acquire any Indebtedness of any Borrower or its Subsidiaries, other than (A) the Obligations in accordance with this Amendment and the Mortgage Loan Documents, as applicable; (B) Permitted Intercompany Advances owing by a Loan Party to GFN, so long as before and immediately after giving effect to any such payment, (i) no Default or Event of Default shall have occurred and be continuing or would result therefrom, (ii) Pac-Van is Solvent, (iii) Excess Availability is greater than or equal to $20,000,000, and (iv) the Fixed Charge Coverage Ratio, measured on a trailing-twelve-months' basis as of the end of the most recently completed month for which financial statements have been provided to Agent pursuant to Section 5.1, both actual and giving *pro forma* effect to any such payment, will be greater than 1.25 to 1.00; and (C) other Permitted Intercompany Advances in accordance with the Intercompany Subordination Agreement, as applicable, or"

(j)   Clause (iii) of Section 6.7(g) of the Credit Agreement, which relates to the required Excess Availability for the Loan Parties' making certain Affiliate Distributions, is hereby amended to increase that required Excess Availability by replacing "$15,000,000" with "$20,000,000."

\53825609.4

(k)   Section 6.7(h) of the Credit Agreement is hereby amended as follows:

(1)   by amending clause (i), which relates to the maximum aggregate of certain dividends that Pac-Van may declare and pay to GFN on account of Equity Interests issued to GFN by Pac-Van that do not constitute "Series A Cumulative Preferred Stock" (as defined in Pac-Van's Governing Documents as in effect on the date of this Agreement) in any fiscal year, to increase maximum aggregate amount by replacing "$4,000,000" with "$5,000,000"; and

(2)   by amending clause (3), which relates to the required Excess Availability for Pac-Van's declaring and paying certain dividends to GFN on account of Equity Interests issued to GFN by Pac-Van that do not constitute "Series A Cumulative Preferred Stock" (as defined in Pac-Van's Governing Documents as in effect on the date of this Agreement) in any fiscal year, to increase that required Excess Availability by replacing "$4,000,000" with "$5,000,000."

(l)   Section 16.3(a) of the Credit Agreement is hereby amended to read in its entirety as follows:

"   (a)   If a Lender or a Participant is subject to an applicable withholding tax, Agent (or, in the case of a Participant, the Lender granting the participation) may withhold from any payment to such Lender or such Participant an amount equivalent to the applicable withholding tax. If the forms or other documentation required by Section 16.2(a) or 16.2(c) are not delivered to Agent (or, in the case of a Participant, to the Lender granting the participation), then Agent (or, in the case of a Participant, to the Lender granting the participation) may withhold from any payment to such Lender or such Participant not providing such forms or other documentation an amount equivalent to the applicable withholding tax."

(m)   Schedule 1.1 to the Credit Agreement is hereby amended to insert after the definition of "Agreement" and before the definition of "Applicable Margin" (as amended by this Amendment) the following new definition:

"   "Amendment No. 5 Effective Date" means the effective date of an Amendment to Loan Documents dated as of February 7, 2014, between Agent, certain of the Lenders, and certain of the Loan Parties, which effective date is February 7, 2014."

(n)   The definition of "Applicable Margin" in Schedule 1.1 to the Credit Agreement is hereby amended to read in its entirety as follows:

"   "Applicable Margin" means, as of any date of determination and with respect to Base Rate Loans or LIBOR Rate Loans, as applicable, the applicable margin set forth in the following table that corresponds to the Average Excess Availability of Borrowers for the most recently completed month; provided, that any time an Event of Default has occurred and is continuing, the Applicable Margin shall be set at the margin in the row styled "Level III":

4

Level	Average Excess Availability	Applicable Margin (Base Rate Loans)	Applicable Margin (LIBOR Rate Loans)
I	Greater than or equal to 25% of the Maximum Revolver Amount	1.00%	2.50%
II	Less than 25% of the Maximum Revolver Amount but greater than or equal to 10% of the Maximum Revolver Amount	1.25%	2.75%
III	Less than 10% of the Maximum Revolver Amount	1.50%	3.00%

The Applicable Margin shall be re-determined as of the first day of each calendar month of Borrowers. The Applicable Margin relative to Base Rate Loans is referred to as the "Base Rate Margin." The Applicable Margin relative to LIBOR Rate Loans is referred to as the "LIBOR Rate Margin.""

(o) The definition of "Available Increase Amount" in Schedule 1.1 to the Credit Agreement is hereby by replacing "$10,000,000" with "$20,000,000."

(p) The definition of "Excluded Taxes" in Schedule 1.1 to the Credit Agreement is hereby amended as follows: (1) by replacing ", and" at the end of clause (ii) with a semicolon; (2) by replacing the period at the end of clause (iii) with "; and"; and (3) by inserting after amended clause (iii) the following new clause (iv):

"(iv) any United States federal withholding taxes imposed under FATCA."

(q) Schedule 1.1 to the Credit Agreement is hereby further amended to insert after the definition of "Extraordinary Receipts" and before the definition of "Fee Letter" the following new definition:

" "FATCA" means Sections 1471 through 1474 of the IRC, as of the date of the Agreement (or any amended or successor version that is substantively comparable and not materially more onerous to comply with) and any current or future regulations or official interpretations thereof."

(r) The definition of "Fee Letter" in Schedule 1.1 to the Credit Agreement is hereby amended to read in its entirety as follows:

" "Fee Letter" means that certain fee letter, dated as of Amendment No. 5 Effective Date, among Borrowers and Agent, in form and substance reasonably satisfactory to Agent. The Fee Letter amends and restates the "Fee Letter" under and as defined in this Agreement as in effect before the Amendment No. 5 Effective Date."

\53825609.4

(s)   Clause (e) of the definition of "Fixed Charges" in Schedule 1.1 to the Credit Agreement is hereby amended to read in its entirety as follows:

"(e) all Affiliate Distributions and other Restricted Payments (other than (i) Affiliate Distributions under Section 6.7(e) or Section 6.7(h) and (ii) repayments under Section 6.6(a)(i) of Permitted Intercompany Advances owing to GFN) paid (whether in cash or other property, other than common Equity Interest) during such period."

(t)   The definition of "Lender Group Expenses" in Schedule 1.1 to the Credit Agreement is hereby amended to read in its entirety as follows:

"   "Lender Group Expenses" means all (a) reasonable costs or expenses (including taxes and insurance premiums) required to be paid by any Borrower or its Subsidiaries under any of the Loan Documents that are paid, advanced, or incurred by the Lender Group, (b) documented and reasonable out-of-pocket fees or charges paid or incurred by Agent in connection with the Lender Group's transactions with each Borrower and its Subsidiaries under any of the Loan Documents, including photocopying, notarization, couriers and messengers, telecommunication, public record searches, filing fees, recording fees, publication, real estate surveys, real estate title policies and endorsements, and environmental audits, (c) Agent's customary fees and charges imposed or incurred in connection with any background checks or OFAC/PEP searches related to any Borrower or its Subsidiaries, (d) Agent's customary and reasonable fees and charges (as adjusted from time to time) with respect to the disbursement of funds (or the receipt of funds) to or for the account of any Borrower (whether by wire transfer or otherwise), together with any out-of-pocket costs and expenses incurred in connection therewith, (e) customary and reasonable charges imposed or incurred by Agent resulting from the dishonor of checks payable by or to any Loan Party, (f) reasonable documented out-of-pocket costs and expenses paid or incurred by the Lender Group to correct any default or enforce any provision of the Loan Documents, or during the continuance of an Event of Default, in gaining possession of, maintaining, handling, preserving, storing, shipping, selling, preparing for sale, or advertising to sell the Collateral, or any portion thereof, irrespective of whether a sale is consummated, (g) field examination, appraisal, and valuation fees and expenses of Agent related to any field examinations, appraisals, or valuation to the extent of the fees and charges (and up to the amount of any limitation) provided in Section 2.10 of the Agreement, (h) Agent's reasonable costs and expenses (including reasonable documented attorneys' fees and expenses) relative to third-party claims or any other lawsuit or adverse proceeding paid or incurred, whether in enforcing or defending the Loan Documents or otherwise in connection with the transactions contemplated by the Loan Documents, Agent's Liens in and to the Collateral, or the Lender Group's relationship with any Borrower or any of its Subsidiaries, (i) Agent's reasonable documented costs and expenses (including reasonable documented attorneys' fees and due diligence expenses) incurred in advising, structuring, drafting, reviewing, administering (including travel, meals, and lodging), syndicating (including reasonable costs and expenses relative to CUSIP, DXSyndicate™, SyndTrak or other communication costs incurred in connection with a syndication of the loan facilities), or amending, waiving, or modifying the Loan Documents, and (j) Agent's and each Lender's

6

reasonable documented costs and expenses (including reasonable documented attorneys, accountants, consultants, and other advisors fees and expenses) incurred in terminating, enforcing (including attorneys, accountants, consultants, and other advisors fees and expenses incurred in connection with a "workout," a "restructuring," or an Insolvency Proceeding concerning any Borrower or any of its Subsidiaries or in exercising rights or remedies under the Loan Documents), or defending the Loan Documents, irrespective of whether a lawsuit or other adverse proceeding is brought, or in taking any enforcement action or any Remedial Action with respect to the Collateral."

(u)   The definition of "LIBOR Rate" in Schedule 1.1 to the Credit Agreement is hereby amended by replacing "www.mworld.com" with "https://capitalmarkets.mworld.com."

(v)   The definition of "Maximum Revolver Amount" in Schedule 1.1 to the Credit Agreement is hereby amended to increase the Maximum Revolver Amount by replacing "$110,000,000" with "$200,000,000."

(w)   Clause (A) of clause (ii) of clause (b) of the definition of "Net Unfinanced Capital Expenditures" in Schedule 1.1 to the Credit Agreement is hereby amended by replacing the phrase "during the term of this Agreement" with the phrase "in any fiscal year."

(x)   The definition of "Permitted Intercompany Advances" in Schedule 1.1 to the Credit Agreement is hereby amended to read in its entirety as follows:

"   "Permitted Intercompany Advances" means loans made by (a) a Loan Party to another Loan Party, (b) a Subsidiary of a Borrower that is not a Loan Party to another Subsidiary of a Borrower that is not a Loan Party, (c) a Subsidiary of a Borrower that is not a Loan Party to a Loan Party, so long as the parties thereto are party to the Intercompany Subordination Agreement, and (d) GFN to a Loan Party, so long as the parties thereto are party to the Intercompany Subordination Agreement."

(y)   The definition of "Series C Preferred Stock of GFC" in Schedule 1.1 to the Credit Agreement is hereby amended to read in its entirety as follows:

"   "Series C Preferred Stock of GFC" means Series C Cumulative Redeemable Perpetual Preferred Stock issued by GFC, which shall not, in any event, exceed 540,000 shares of such Equity Interest."

(z)   Schedule C-1 to the Credit Agreement is hereby amended to read in its entirety as set forth in Exhibit A to this Amendment.

(aa)   Schedule 5.1 to the Credit Agreement is hereby amended to read in its entirety as set forth in Exhibit B to this Amendment.

(bb)   Schedules A-2, D-1, P-1, P-2, 4.1(b), 4.1(c), 4.1(d), 4.6(b), 4.10, 4.11, 4.14, 4.24, 4.27, 5.6, 5.14, and 6.5 to the Credit Agreement are hereby amended to read in their entirety as set forth in Exhibit C to this Amendment.

7

4. **Amendments to U.S. Guaranty and Security Agreement**.

(a)   The definition of "Guarantied Obligations" in Section 1(a) of the U.S. Guaranty and Security Agreement is hereby amended by inserting the following new sentence at the end of that definition: "Anything to the contrary contained in the foregoing notwithstanding, the Guarantied Obligations do not include any Excluded Swap Obligations."

(b)   The definition of "Secured Obligations" in Section 1(a) of the U.S. Guaranty and Security Agreement is hereby amended by inserting the following new sentence at the end of that definition: "Anything to the contrary contained in the foregoing notwithstanding, the Secured Obligations do not include any Excluded Swap Obligations."

(c)   Section 1(a) of the U.S. Guaranty and Security Agreement is hereby further amended by inserting the following new definitions, each in appropriate alphanumeric order:

"   "Commodity Exchange Act" means the Commodity Exchange Act (7 U.S.C. § 1, et seq.), as amended from time to time, and any successor statute.

"Excluded Swap Obligations" means, with respect to any Guarantor, any Swap Obligation if, and to the extent that, all or a portion of the Guaranty of such Guarantor of, or the grant by such Guarantor of a security interest to secure, such Swap Obligation (or any Guaranty thereof) is or becomes illegal under the Commodity Exchange Act or any rule, regulation, or order of the Commodity Futures Trading Commission (or the application or official interpretation of any thereof) by virtue of such Guarantor's failure for any reason to constitute an "eligible contract participant" as defined in the Commodity Exchange Act and the regulations thereunder at the time the Guaranty of such Guarantor or the grant of such security interest becomes effective with respect to such Swap Obligation. If a Swap Obligation arises under a master agreement governing more than one swap, such exclusion shall apply only to the portion of such Swap Obligation that is attributable to swaps for which such Guarantee or security interest is or becomes illegal.

"Qualified ECP Guarantor" means, in respect of any Swap Obligation, each Grantor that has total assets exceeding $10,000,000 at the time the relevant guaranty, keepwell, or grant of the relevant security interest becomes effective with respect to such Swap Obligation or such other person as constitutes an "eligible contract participant" under the Commodity Exchange Act or any regulations promulgated thereunder and can cause another person to qualify as an "eligible contract participant" at such time by entering into a keepwell under Section 1a(18)(A)(v)(II) of the Commodity Exchange Act.

"Swap Obligation" means, with respect to any Guarantor, any obligation to pay or perform under any agreement, contract, or transaction that constitutes a "swap" within the meaning of Section 1a(47) of the Commodity Exchange Act."

(d) Section 2(a) of the U.S. Guaranty and Security Agreement is hereby amended as follows:

(1) by replacing the phrase "If any or all of the Obligations becomes due and payable" with the phrase "If any or all of the Obligations constituting Guarantied Obligations becomes due and payable";

(2) by replacing the phrase "including the enforcement of any collateral for such Obligations" with the phrase "including the enforcement of any collateral for such Guarantied Obligations"; and

(3) by replacing the phrase "received in payment of or on account of any or all of the Obligations" with the phrase "received in payment of or on account of any or all of the Guarantied Obligations."

(e) Section 2(b) of the U.S. Guaranty and Security Agreement is hereby amended by replacing "Obligations" with "Guarantied Obligations."

(f) Section 2(c) of the U.S. Guaranty and Security Agreement is hereby amended by replacing the phrase "independent of any security for or other guaranty of the Obligations" with the phrase "independent of any security for or other guaranty of the Guarantied Obligations."

(g) Section 2(i)(i) of the U.S. Guaranty and Security Agreement is hereby amended as follows:

(1) by replacing the phrase "other than payment of the Obligations" with the phrase "other than payment of the Guarantied Obligations"; and

(2) by replacing the phrase "except to the extent the Obligations have been paid" with the phrase "except to the extent the Guarantied Obligations have been paid."

(h) Section 2 of the U.S. Guaranty and Security Agreement is hereby further amended by inserting after Section 2(i) the following new Section 2(j):

" (j) <u>Keepwell</u>. Each Qualified ECP Guarantor hereby jointly and severally absolutely, unconditionally and irrevocably undertakes to provide such funds or other support as may be needed from time to time by each other Grantor to guaranty and otherwise honor all Obligations in respect of Swap Obligations (<u>provided</u>, <u>however</u>, that each Qualified ECP Guarantor shall only be liable under this <u>Section 2(j)</u> for the maximum amount of such liability that can be hereby incurred without rendering its obligations under this <u>Section 2(j)</u>, or otherwise under the Loan Documents, voidable under applicable law relating to fraudulent conveyance or fraudulent transfer, and not for any greater amount). The obligations of each Qualified ECP Guarantor under this Section shall remain in full force and effect until payment in full of the Guarantied Obligations. Each Qualified ECP Guarantor intends that this <u>Section 2(j)</u> constitute, and this <u>Section 2(j)</u> shall be deemed to constitute, a "keepwell, support, or other agreement" for the benefit of each other Grantor for all purposes of Section 1a(18)(A)(v)(II) of the Commodity Exchange Act."

    (i)   Schedules 1, 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, and 12 to the U.S. Guaranty and Security Agreement are hereby amended to read in their entirety as set forth in Exhibit D to this Amendment.

    5.   **Representations**. To induce Agent and the Lenders to enter into this Amendment, each Loan Party hereby represents to Agent and the Lenders as follows:

(1) that such Loan Party (A) is duly authorized to execute and deliver this Amendment, (B) if it is a Borrower, is and will continue to be duly authorized to borrow monies under the Credit Agreement, as amended by this Amendment, and (C) is and will continue to be duly authorized to perform its obligations under the Credit Agreement, as amended by this Amendment, and the U.S. Guaranty and Security Agreement, as amended by this Amendment, as applicable;

(2) that the execution and delivery of this Amendment and the performance by such Loan Party of its obligations under the Credit Agreement, as amended by this Amendment, and the U.S. Guaranty and Security Agreement, as amended by this Amendment, as applicable, do not and will not conflict with any provision of law or of the Governing Documents of such Loan Party or of any agreement binding upon such Loan Party;

(3) that each of this Amendment, the Credit Agreement, as amended by this Amendment, and the U.S. Guaranty and Security Agreement, as amended by this Amendment, as applicable, is a legal, valid, and binding obligation of such Loan Party, enforceable against such Loan Party in accordance with its terms, except as enforceability is limited by bankruptcy, insolvency, or other similar laws of general application affecting the enforcement of creditors' rights or by general principles of equity limiting the availability of equitable remedies;

(4) that the representations and warranties set forth in Section 4 of the Credit Agreement, as amended by this Amendment, and in Section 6 of the U.S. Guaranty and Security Agreement, as amended by this Amendment, as applicable, are true and correct in all material respects (but if any representation or warranty is by its terms qualified by concepts of materiality, that representation or warranty is true and correct in all respects), in each case with the same effect as if such representations and warranties had been made on the date of this Amendment, with the exception that all references to the financial statements mean the financial statements most recently delivered to Agent except for such changes as are specifically permitted under the Credit Agreement and except to the extent that any such representation or warranty expressly relates to an earlier date;

(5) that such Loan Party has complied with and is in compliance with all of the covenants set forth in the Credit Agreement, as amended by this Amendment, including those set forth in Section 5, Section 6, and Section 7 of the Credit Agreement, and the U.S. Guaranty and Security Agreement, as amended by this Amendment, including those set forth in Section 7 of the U.S. Guaranty and Security Agreement, as applicable; and

(6) that as of the date of this Amendment, no Default or Event of Default has occurred and is continuing.

6.   **Conditions**. The effectiveness of this Amendment is subject to satisfaction of the following conditions:

(1)   that Agent has received this Amendment executed by Agent, the Lenders, and the applicable Loan Parties;

(2)   that Agent has received an amendment to the Intercompany Subordination Agreement, in form and substance reasonably satisfactory to Agent, executed by each applicable Person;

(3)   that Agent has received a fee letter, in form and substance reasonably satisfactory to Agent, executed by each applicable Person;

(4)   that Agent has received evidence satisfactory to Agent that Borrowers will have Excess Availability *plus* Qualified Cash of at least $20,000,000 immediately after giving effect to the transactions contemplated by this Amendment or to be effected under the Credit Agreement, as amended by this Amendment, on or before the effective date of this Amendment (including, without limitation, the payment of all fees and expenses required to be paid by Borrowers on or before the effective date of this Amendment under this Amendment, the Credit Agreement, or the other Loan Documents);

(5)   that Agent has received copies (executed or certified, as appropriate) of all other legal documents or minutes of proceedings taken in connection with the execution and delivery of this Amendment to the extent Agent or its counsel reasonably requests;

(6)   that Borrowers have paid all fees and expenses required to be paid by Borrowers on or before the effective date of this Amendment under this Amendment, the Credit Agreement, or the other Loan Documents (including, without limitation, all such fees payable to the Lenders); and

(7)   that all legal matters incident to the execution and delivery of this Amendment are satisfactory to Agent and its counsel.

7.   **Release**. Each Loan Party hereby waives and releases any and all current existing claims, counterclaims, defenses, or set-offs of every kind and nature which it has or might have against Agent or any Lender arising out of, pursuant to, or pertaining in any way to the Credit Agreement, the U.S. Guaranty and Security Agreement, any and all documents and instruments delivered in connection with or relating to the foregoing, or this Amendment. Each Loan Party hereby further covenants and agrees not to sue Agent or any Lender or assert any claims, defenses, demands, actions, or liabilities against Agent or any Lender which occurred prior to or as of the date of this Amendment arising out of, pursuant to, or pertaining in any way to the Credit Agreement, the U.S. Guaranty and Security Agreement, any and all documents and instruments delivered in connection with or relating to the foregoing, or this Amendment.

8.   **Miscellaneous**.

(a)   This Amendment is governed by, and is to be construed in accordance with, the laws of the State of Illinois. Each provision of this Amendment is severable from every other provision of this Amendment for the purpose of determining the legal enforceability of any specific provision.

\53825609.4

(b)   This Amendment binds Agent, each Lender, and each Loan Party and their respective successors and assigns, and will inure to the benefit of Agent, the Lenders, and each Loan Party and the successors and assigns of Agent and each Lender.

(c)   Except as specifically modified or amended by the terms of this Amendment, all other terms and provisions of the Credit Agreement, the U.S. Guaranty and Security Agreement, and the other Loan Documents are incorporated by reference in this Amendment and in all respects continue in full force and effect. Each Loan Party, by execution of this Amendment, hereby reaffirms, assumes, and binds itself to all of the obligations, duties, rights, covenants, terms, and conditions that are contained in the Credit Agreement, the U.S. Guaranty and Security Agreement, and the other Loan Documents, as applicable.

(d)   Each reference in the Credit Agreement to "this Agreement," "hereunder," "hereof," or words of like import, and each reference to the Credit Agreement in any and all instruments or documents delivered in connection therewith, will be deemed to refer to the Credit Agreement, as amended by this Amendment. Each reference in the U.S. Guaranty and Security Agreement to "this Agreement," "hereunder," "hereof," or words of like import, and each reference to the Credit Agreement in any and all instruments or documents delivered in connection therewith, will be deemed to refer to the U.S. Guaranty and Security Agreement, as amended by this Amendment.

(e)   This Amendment is a Loan Document. Each Borrower hereby acknowledges that Agent's reasonable costs and out-of-pocket expenses (including reasonable attorneys' fees) incurred in drafting this Amendment and in amending the Loan Documents as provided in this Amendment constitute Lender Group Expenses.

(f)   The parties may sign this Amendment in several counterparts, each of which will be deemed to be an original but all of which together will constitute one instrument.

[Signature pages to follow]

\53825609.4

The parties are signing this Amendment to Loan Documents as of the date stated in the introductory clause.

PAC-VAN, INC.,
as a Borrower and as a Grantor

By: [signature]
Name: Christopher A. Wilson
Title: Secretary

HARPER'S HOT SHOT SERVICE, INC.,
as a Grantor

By: [signature]
Name: Christopher A. Wilson
Title: Secretary

WELLS FARGO BANK, NATIONAL ASSOCIATION,
as Agent and as an existing Lender

By: /s/ Brian Hynds
Name: Brian Hynds
Its Authorized Signatory

HSBC BANK USA, N.A.,
as an existing Lender

By: _____

Name: ____William M. Ozaki____

Its Authorized Signatory

THE PRIVATEBANK AND TRUST COMPANY,
as an existing Lender

By: _Kyle Griffith_____
Name: _____
Its Authorized Signatory

CAPITAL ONE BUSINESS CREDIT CORP.,
as a new Lender

By: _____

Name: _____ Michael S. Burns _____

Its Authorized Signatory

ONEWEST BANK, FSB,
as a new Lender

By:

Name: _Daniel Rogerson, SVP_

Its Authorized Signatory

EXHIBIT A

Replacement Schedule C-1 to Credit Agreement

(See attached.)

SCHEDULE C-1

Commitments

Lender	Revolver Commitment	Total Commitment
Wells Fargo Bank, National Association	$67,000,000	$67,000,000
HSBC Bank USA, N.A.	$63,000,000	$63,000,000
The PrivateBank and Trust Company	$20,000,000	$20,000,000
Capital One Business Credit Corp.	$30,000,000	$30,000,000
OneWest Bank, FSB	$20,000,000	$20,000,000
All Lenders	$200,000,000	$200,000,000

EXHIBIT B

Replacement Schedule 5.1 to Credit Agreement

(See attached.)

SCHEDULE 5.1

Financial Statements, Reports, Certificates

Deliver to Agent (and if so requested by Agent, with copies for each Lender) each of the financial statements, reports, or other items set forth below at the following times in form satisfactory to Agent:

as soon as available, but in any event within 30 days (45 days in the case of a month that is the end of one of Borrowers' fiscal quarters) after the end of each month during each of Borrowers' fiscal years,	(a) an unaudited consolidated and consolidating balance sheet, income statement, statement of cash flow, and statement of shareholder's equity covering Borrowers' and their Subsidiaries' operations during such period and compared to the prior period and plan, together with a corresponding discussion and analysis of results from management, (b) a Compliance Certificate along with the underlying calculations, including the calculations to arrive at EBITDA to the extent applicable, and (c) a statement of beginning and ending balances and other activity during such period with respect to all Permitted Intercompany Advances.
as soon as available, but in any event within 90 days after the end of each of Borrowers' fiscal years,	(d) consolidated and consolidating financial statements of Borrowers and their Subsidiaries for each such fiscal year, audited by independent certified public accountants reasonably acceptable to Agent and certified, without any qualifications (including any (i) "going concern" or like qualification or exception, (ii) qualification or exception as to the scope of such audit, or (iii) qualification which relates to the treatment or classification of any item and which, as a condition to the removal of such qualification, would require an adjustment to such item, the effect of which would be to cause any noncompliance with the provisions of <u>Section 7</u> of the Agreement), by such accountants to have been prepared in accordance with GAAP (such audited financial statements to include a balance sheet, income statement, statement of cash flow, and statement of shareholder's equity, and, if prepared, such accountants' letter to management), and (e) a Compliance Certificate along with the underlying calculations, including the calculations to arrive at EBITDA to the extent applicable.
as soon as available, but in any event within 30 days prior to the start of each of Borrowers' fiscal years,	(f) copies of Borrowers' Projections, in form and substance (including as to scope and underlying assumptions) satisfactory to Agent, in its Permitted Discretion, for the forthcoming 3 years, year by year, and for the forthcoming fiscal year, month-by-month, certified by the chief financial officer of Administrative Borrower as being such officer's good faith estimate of the financial performance of Borrowers

	during the period covered thereby.
if and when filed by GFC or any Borrower,	(g) Form 10-Q quarterly reports, Form 10-K annual reports, and Form 8-K current reports, (h) any other filings made by GFC (in respect of a Borrower) or a Borrower with the SEC, and (i) any other information that is provided by GFC (in respect of any Borrower) or a Borrower to its shareholders generally.
promptly, but in any event within 5 days after any Borrower has knowledge of any event or condition that constitutes a Default or an Event of Default,	(j) notice of such event or condition and a statement of the curative action that Borrowers propose to take with respect thereto.
promptly after the commencement thereof, but in any event within 5 days after the service of process with respect thereto on any Borrower or any of its Subsidiaries,	(k) notice of all actions, suits, or proceedings brought by or against any Borrower or any of its Subsidiaries before any Governmental Authority which reasonably could be expected to result in a Material Adverse Effect.
not less than 5 Business Days prior to any proposed Affiliate Distribution under Section 6.7(e), 6.7(f), 6.7(g), or 6.7(h) or any repayment under Section 6.6(a)(i) of Permitted Intercompany Advances owing to GFN,	(l) notice of such proposed Affiliate Distribution or repayment and certificate of an appropriate officer of Pac-Van certifying compliance with the conditions for funding such Affiliate Distribution or such repayment and attaching *pro forma* computations of Excess Availability and the Fixed Charge Coverage Ratio, as applicable, before and after giving effect to such proposed Affiliate Distribution or such proposed repayment.
upon the request of Agent,	(m) any other information reasonably requested relating to the financial condition of Borrowers or their Subsidiaries.

EXHIBIT C

Other Replacement Schedules to Credit Agreement

(See attached.)

SCHEDULE A-2

Authorized Persons

James Dunmyer
Theodore Mourouzis
Ann Schmitzer

SCHEDULE D-1

Designated Account

Account number ███████ of Pac-Van maintained with Pac-Van's Designated Account Bank, or such other deposit account of a Borrower (located within the United States) that has been designed as such, in writing, by Administrative Borrower to Agent.

"<u>Designated Account Bank</u>" means Wells Fargo Bank, N.A., 420 Montgomery Street, San Francisco, CA, ABA #███████.

SCHEDULE P-1

Permitted Investments

None.

SCHEDULE P-2

Permitted Liens

The lien created by the Mortgage Loan Documents.

Capitalization of Borrower

The authorized capitalization of Pac-Van consists of (i) 10,000,000 shares of common stock, par value $0.001, (A) issuable in a series designated "Class A Common Shares" consisting of 9,500,000 shares of which 10 shares are issued and outstanding and (B) issuable in a series designated "Class B Common Shares" consisting of 500,000 shares, of which no shares are issued and outstanding and (ii) 5,000,000 shares of preferred stock, par value at $0.001, of which 250 shares of Series A Cumulative Preferred Stock shares are issued and outstanding.


SCHEDULE 4.1(c)

Capitalization of Borrower's Subsidiaries


<u>PV Acquisition Corp. is a subsidiary of Pac-Van, Inc.</u>

The authorized capital of PV Acquisition Corp. consists of an unlimited number of Class A shares, Class B shares, Class C shares and Preferred Shares of which fully paid and non-assessable 100 Class A shares and no Class B Shares, no Class C shares and no Preferred Shares are issued and outstanding.

<u>Harper's Hot Shot Service, Inc. is a subsidiary of Pac-Van, Inc.</u>

The authorized capital of Harper's Hot Shot Service, Inc. consists of 1,000 shares of common stock, of which 400 shares are issued and outstanding.

SCHEDULE 4.1(d)

Subscriptions, Options, Warrants, Calls

None.

SCHEDULE 4.6(b)

Litigation

There are no actions, suits or proceedings with asserted liabilities in excess of, or that could reasonably be expected to result in liabilities in excess of, $500,000 that are pending, or to the knowledge of any Borrower, after due inquiry, threatened against a Loan Party or any of its Subsidiaries.

SCHEDULE 4.10

Employee Benefits

None.

SCHEDULE 4.11

Environmental Matters

Pac-Van's portable liquid storage tanks may be used by Pac-Van's customers to store Hazardous Materials.

SCHEDULE 4.14

Permitted Indebtedness

None.

SCHEDULE 4.24

Location of Inventory

1. 2801 East Brundage Lane, Bakersfield, California 93307-2817
2. 5088 Edison Avenue, Chino, California 91710-5715
3. 10250 Brighton Road, Henderson, Colorado 80640-8622
4. 21141 Protecta Drive, Elkhart, Indiana 46516-9538
5. 1850 Kentucky Avenue, Indianapolis, Indiana 46221-1949
6. 4680 Industry Center Drive, Las Vegas, Nevada 89115-0905
7. 500 North 35th Street, Louisville, Kentucky 40212-2120
8. 3125 South 7th Street, Phoenix, Arizona 85014-5430
9. 2415 South 27th Avenue, Phoenix, Arizona 85009
10. 2420 South 16th Avenue, Phoenix, Arizona 85007
11. 825 North 300 West, Salt Lake City, Utah 84103
12. 1208 North Beck Street, Salt Lake City, Utah 84116-1207
13. 2670 Business Drive, Cumming, Georgia 30028-4878
14. 124 Surface Drive, Charleston, West Virginia 25302-3463
15. 5545 Racine Avenue, Charlotte, North Carolina 28269-4671
16. 1451 State Route 28, Lot 2B, Loveland, Ohio 45140
17. 997 Wenso Road, Bedford, Ohio 44146-3855
18. 2150 Cloverleaf Street East, Columbus, Ohio 43232-4101
19. 11637 Camden Road, Jacksonville, Florida 32218-3901
20. 1850 Saturn Boulevard, Orlando, Florida 32837-9416
21. 11450 Space Boulevard, Orlando, Florida 32837
22. 2004 McKees Rocks Road, McKees Rock, Pennsylvania 15136-1614
23. 3610 Centennial Road, Sylvania, Ohio 43560-9690
24. 10544 South Muskegon Avenue Suite 200, Chicago, Illinois 60617
25. 7700 South Freeway, Fort Worth, Texas 76134-4660
26. 7002 East 40 Highway, Kansas City, Missouri 64129
27. 4400 Holmes Road, Memphis, Tennessee 38118-7801
28. 1062 Firestone Parkway, La Vergne, Tennessee 37086-3505
29. 79 North Central Drive, O'Fallon, Missouri 63366-2338
30. Unit #1, 1710 Railway Street, Edmonton, Alberta, Canada T6P 1X3
31. 28816 Ventura Drive, Elkhart, Indiana 46517
32. 1805 Howard Road, Waxahachie, Texas 75165
33. 3268 Palmyra Rd., Albany, Georgia 31707
34. 1900 East Brundage Lane, Bakersfield California 93307
35. 3251 Brightwood Rd SE, Midvale, Ohio 44653
36. 1504 11th Avenue South East, Watford City, North Dakota 58854
37. 3401 N. Dort Hwy, Flint, Michigan 48506
38. 6791 Auburn Road, Utica, Michigan 48317
39. 2916 Bluff Rd, Indianapolis, Indiana 46225
40. 4025 Clarks River Road, Paducah, Kentucky 42003
41. 67 North Central Drive, O'Fallon, Missouri 63366
42. 113 How Lane, New Brunswick, New Jersey 08901
43. 1436 Heil Quaker Blvd, La Vergne, Tennessee 37086
44. 6215 90 Avenue SE, Calgary, Alberta, Canada T2C 5A1
45. 7055 E 2nd Street, Prescott Valley, Arizona 86314

46. 2170 Hutton Rd, Nipomo, California 93444
47. 3807 Oates Rd, Houston, Texas 77013
48. 1995 Bradshaw Road, Hopkinsville, Kentucky 42241
49. 10802 Sardis Road, Mabelvale, Arkansas 72103
50. 774 West Winder Industrial Parkway, Winder, Georgia 30680
51. 2817 N Dirksen Pkwy, Springfield, Illinois 62702
52. 10110 N 9th Street, Medley, Florida 33178

SCHEDULE 4.27

Location of Equipment

1. 2801 East Brundage Lane, Bakersfield, California 93307-2817
2. 5088 Edison Avenue, Chino, California 91710-5715
3. 10250 Brighton Road, Henderson, Colorado 80640-8622
4. 21141 Protecta Drive, Elkhart, Indiana 46516-9538
5. 1850 Kentucky Avenue, Indianapolis, Indiana 46221-1949
6. 4680 Industry Center Drive, Las Vegas, Nevada 89115-0905
7. 500 North 35th Street, Louisville, Kentucky 40212-2120
8. 3125 South 7th Street, Phoenix, Arizona 85014-5430
9. 2415 South 27th Avenue, Phoenix, Arizona 85009
10. 2420 South 16th Avenue, Phoenix, Arizona 85007
11. 825 North 300 West, Salt Lake City, Utah 84103
12. 1208 North Beck Street, Salt Lake City, Utah 84116-1207
13. 2670 Business Drive, Cumming, Georgia 30028-4878
14. 124 Surface Drive, Charleston, West Virginia 25302-3463
15. 5545 Racine Avenue, Charlotte, North Carolina 28269-4671
16. 1451 State Route 28, Lot 2B, Loveland, Ohio 45140
17. 997 Wenso Road, Bedford, Ohio 44146-3855
18. 2150 Cloverleaf Street East, Columbus, Ohio 43232-4101
19. 11637 Camden Road, Jacksonville, Florida 32218-3901
20. 1850 Saturn Boulevard, Orlando, Florida 32837-9416
21. 11450 Space Boulevard, Orlando, Florida 32837
22. 2004 McKees Rocks Road, McKees Rock, Pennsylvania 15136-1614
23. 3610 Centennial Road, Sylvania, Ohio 43560-9690
24. 10544 South Muskegon Avenue Suite 200, Chicago, Illinois 60617
25. 7700 South Freeway, Fort Worth, Texas 76134-4660
26. 7002 East 40 Highway, Kansas City, Missouri 64129
27. 4400 Holmes Road, Memphis, Tennessee 38118-7801
28. 1062 Firestone Parkway, La Vergne, Tennessee 37086-3505
29. 79 North Central Drive, O'Fallon, Missouri 63366-2338
30. Unit #1, 1710 Railway Street, Edmonton, Alberta, Canada T6P 1X3
31. 28816 Ventura Drive, Elkhart, Indiana 46517
32. 1805 Howard Road, Waxahachie, Texas 75165
33. 3268 Palmyra Rd., Albany, Georgia 31707
34. 1900 East Brundage Lane, Bakersfield California 93307
35. 3251 Brightwood Rd SE, Midvale, Ohio 44653
36. 1504 11th Avenue South East, Watford City, North Dakota 58854
37. 3401 N. Dort Hwy, Flint, Michigan 48506
38. 6791 Auburn Road, Utica, Michigan 48317
39. 2916 Bluff Rd, Indianapolis, Indiana 46225
40. 4025 Clarks River Road, Paducah, Kentucky 42003
41. 67 North Central Drive, O'Fallon, Missouri 63366
42. 113 How Lane, New Brunswick, New Jersey 08901
43. 1436 Heil Quaker Blvd, La Vergne, Tennessee 37086
44. 6215 90 Avenue SE, Calgary, Alberta, Canada T2C 5A1
45. 7055 E 2nd Street, Prescott Valley, Arizona 86314

46. 2170 Hutton Rd, Nipomo, California 93444
47. 3807 Oates Rd, Houston, Texas 77013
48. 1995 Bradshaw Road, Hopkinsville, Kentucky 42241
49. 10802 Sardis Road, Mabelvale, Arkansas 72103
50. 774 West Winder Industrial Parkway, Winder, Georgia 30680
51. 2817 N Dirksen Pkwy, Springfield, Illinois 62702
52. 10110 N 9th Street, Medley, Florida 33178

SCHEDULE 5.6

Insurance

American Casualty Co. of Reading, PA
Valley Forge Insurance Co. – CNA
Commerce and Industry – Chartis
Continental Casualty Co. – CNA
National Fire of Hartford – CNA

SCHEDULE 5.14

Chief Executive Offices

Loan Party/Subsidiary	Address	County	State/Province
Pac-Van, Inc.	9155 Harrison Park Court Indianapolis, IN 46126-2108	Marion County	Indiana
PV Acquisition Corp.	1710 Railway St., No. 1 Edmonton, AB T6P 1X3		Alberta
Harper's Hot Shot Service, Inc.	4025 Clarks River Road, Paducah, Kentucky 42003	McCracken County	Kentucky

SCHEDULE 6.5

Nature of Business

Pac-Van leases, sells and services storage, office and portable liquid storage tank containers, modular buildings, mobile offices and related equipment.

EXHIBIT D

Replacement Schedules to U.S. Guaranty and Security Agreement

(See attached.)

SCHEDULE 1

Commercial Tort Claims

None.

SCHEDULE 2

Copyrights

None.

SCHEDULE 3

Intellectual Property Licenses

None.

SCHEDULE 4

Patents

None.

SCHEDULE 5

Pledged Companies

Name of Grantor	Name of Pledged Company	Number of Shares/Units	Class of Interests	% of Class Owned	% of Class Pledged	Cert. Nos.
Pac-Van, Inc.	PV Acquisition Corp.	1,000	Common Shares	100%	66 2/3%	1C
Pac-Van, Inc.	Harper's Hot Shot Service, Inc.	400	Common Stock	100%	100%	3

SCHEDULE 6

Trademarks

United States Trademarks

<u>Registered Marks:</u>

OWNER	REGISTRATION NUMBER	TRADEMARK
Pac-Van, Inc.	1287296	Pac-Van
Pac-Van, Inc.	3383829	We've Put Thousands of U.S. Businesses Into Space

<u>Applications:</u>

OWNER	APPLICATION NUMBER	TRADEMARK
Pac-Van, Inc.	85446402	Expect More We'll Deliver

SCHEDULE 7

Name; Chief Executive Office; Tax Identification Number; and Organizational Number

Name	Jurisdiction	Chief Executive Office	Tax ID No.	Org, No.
Pac-Van, Inc.	Indiana	9155 Harrison Park Court Indianapolis, Indiana 46216	35-2003928	1996121816
Harper's Hot Shot Service, Inc.	Kentucky	4025 Clarks River Road Paducah, Kentucky 42003	61-1178259	0268964
PV Acquisition Corp.	Alberta, Canada	Unit #1, 1710 Railway Street Edmonton, Alberta, Canada T6P 1X3	200883239	2016849503

SCHEDULE 8

Owned Real Property

9155 Harrison Park Court
Indianapolis, IN 46216

SCHEDULE 9

Deposit Accounts and Securities Accounts

Owner	Type of Account	Bank or Intermediary	Account Numbers
Pac-Van, Inc.	Checking (Operations)	PNC Bank	██████████
Pac-Van, Inc.	Checking (Collections)	PNC Bank	██████████
Pac-Van, Inc.	Checking (Licensing)	Bank of Nevada	████████
Pac-Van, Inc.	Checking	Wells Fargo Bank	██████████
Pac-Van, Inc.	Collateral Account Number	Wells Fargo Bank	██████████
Pac-Van, Inc.	Collateral Account Number	Wells Fargo Bank	██████████
PV Acquisition Corp.	Checking	TD Canada	██████
Harper Hot Shot Service, Inc.	Checking	1st Kentucky Bank	███████

SCHEDULE 10

Controlled Account Banks

Wells Fargo Bank, National Association

SCHEDULE 11

List of Uniform Commercial Code Filing Jurisdictions

Grantor	Jurisdiction
Pac-Van, Inc.	Indiana
Harper's Hot Shot Service, Inc.	Kentucky

SCHEDULE 12

Certificated Units

ON FILE WITH AGENT

EXHIBIT B

Canadian Guaranty and Security Agreement

See attached.

CANADIAN GUARANTY AND SECURITY AGREEMENT

THIS CANADIAN GUARANTY AND SECURITY AGREEMENT (this "**Agreement**"), dated as of September 7, 2012, among the Persons listed on the signature pages hereof as "Grantors" and those additional entities that hereafter become parties hereto by executing the form of Joinder attached hereto as Annex 1 (each, a "**Grantor**" and collectively, the "**Grantors**"), and WELLS FARGO BANK, NATIONAL ASSOCIATION, a national banking association ("**Wells Fargo**"), in its capacity as agent for each member of the Lender Group and the Bank Product Providers (in such capacity, together with its successors and assigns in such capacity, "**Agent**").

WHEREAS, pursuant to that certain Credit Agreement of even date herewith (as amended, restated, supplemented, or otherwise modified from time to time, the "**Credit Agreement**") by and among Pac-Van, Inc., an Indiana corporation ("**Pac-Van, Inc.**"), the Subsidiaries of Pac-Van, Inc. signatory thereto (each such Person, together with Pac-Van, Inc., a "**Borrower**" and collectively, the "**Borrowers**"), the lenders signatory thereto (each of such lenders, together with its successors and permitted assigns, is referred to hereinafter as a "**Lender**"), and Agent, the Lender Group and the Bank Product Providers have agreed to make certain financial accommodations available to Borrowers from time to time pursuant to the terms and conditions thereof;

WHEREAS, Agent has agreed to act as agent for the benefit of the Lender Group and the Bank Product Providers in connection with the transactions contemplated by the Credit Agreement and this Agreement;

WHEREAS, in order to induce the Lender Group to enter into the Credit Agreement and the other Loan Documents, to induce the Bank Product Providers to enter into the Bank Product Agreements, and to induce the Lender Group and the Bank Product Providers to make financial accommodations to Borrowers as provided for in the Credit Agreement, the other Loan Documents and the Bank Product Agreements, (a) each Grantor that is not a Borrower has agreed to guaranty the Guarantied Obligations, and (b) each Grantor has agreed to grant to Agent, for the benefit of the Lender Group and the Bank Product Providers, a continuing security interest in and to the Collateral in order to secure the prompt and complete payment, observance and performance of, among other things, the Secured Obligations; and

WHEREAS, each Grantor that is not a Borrower is an Affiliate of one or more Borrowers and, as such, will benefit by virtue of the financial accommodations extended to Borrowers by the Lender Group and the Bank Product Providers.

NOW, THEREFORE, for and in consideration of the recitals made above and other good and valuable consideration, the receipt, sufficiency and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

1.   Definitions; Construction.

        (a)   All initially capitalized terms used herein (including in the preamble and recitals hereof) without definition shall have the meanings ascribed thereto in the Credit Agreement (including Schedule 1.1 thereto). Any terms (whether capitalized or lower case) used in this Agreement that are defined in the PPSA or STA shall be construed and defined as set forth in the PPSA or STA unless otherwise defined herein or in the Credit Agreement. In addition to those terms defined elsewhere in this Agreement, as used in this Agreement, the following terms shall have the following meanings:

        "**Account**" means an account (as that term is defined in the PPSA).

        "**Account Debtor**" means a debtor (as that term is defined in the PPSA) and also means and includes a Person who is obligated to a Grantor pursuant to an Account, a Chattel Paper or a General Intangible, but excludes a Person obligated to pay a negotiable instrument even if the instrument constitutes part of Chattel Paper.

"**Agent**" has the meaning specified therefor in the preamble to this Agreement.

"**Agent's Lien**" has the meaning specified therefor in the Credit Agreement.

"**Agreement**" has the meaning specified therefor in the preamble to this Agreement.

"**Bank Product Obligations**" has the meaning specified therefor in the Credit Agreement.

"**Bank Product Provider**" has the meaning specified therefor in the Credit Agreement.

"**Books**" means books and records (including each Grantor's Records indicating, summarizing, or evidencing such Grantor's assets (including the Collateral) or liabilities, each Grantor's Records relating to such Grantor's business operations or financial condition, and each Grantor's goods or General Intangibles related to such information).

"**Borrower**" and "**Borrowers**" have the respective meanings specified therefor in the recitals to this Agreement.

"**Cash Equivalents**" has the meaning specified therefor in the Credit Agreement.

"**Certificate of Title**" has the meaning specified therefor in the Credit Agreement.

"**Certificated Security**" means certificated security (as that term is defined in the PPSA).

"**Certificated Units**" has the meaning specified therefor in the Credit Agreement.

"**Chattel Paper**" means chattel paper (as that term is defined in the PPSA), and includes tangible chattel paper and electronic chattel paper.

"**CIPO**" means the Canadian Intellectual Property Office.

"**Collateral**" has the meaning specified therefor in Section 3.

"**Consumer Goods**" means consumer goods (as that term is defined in the PPSA).

"**Control Agreement**" has the meaning specified therefor in the Credit Agreement.

"**Controlled Account**" has the meaning specified therefor in Section 7(k).

"**Controlled Account Agreements**" means those certain cash management or blocked account agreements, in form and substance reasonably satisfactory to Agent, each of which is executed and delivered by a Grantor, Agent, and one of the Controlled Account Banks.

"**Controlled Account Bank**" has the meaning specified therefor in Section 7(k).

"**Copyrights**" means any and all rights in any works of authorship, including (a) copyrights and moral rights, (b) copyright registrations and recordings thereof and all applications in connection therewith including those listed on Schedule 2, (c) income, license fees, royalties, damages, and payments now and hereafter due or payable under and with respect thereto, including payments under all licenses entered into in connection therewith and damages and payments for past, present, or future infringements thereof, (d) the right to sue for past, present, and future infringements thereof, and (e) all of each Grantor's rights corresponding thereto throughout the world.

"**Copyright Security Agreement**" means each Copyright Security Agreement executed and delivered by Grantors, or any of them, and Agent, in substantially the form of Exhibit A.

"**Credit Agreement**" has the meaning specified therefor in the recitals to this Agreement.

"**Deposit Account**" means a demand, savings, passbook or similar account maintained with a bank or other financial institution, but does not include Investment Property or Accounts evidenced by an Instrument.

"**Document of Title**" means document of title (as that term is defined in the PPSA).

"**Equipment**" means equipment (as that term is defined in the PPSA).

"**Equity Interests**" has the meaning specified therefor in the Credit Agreement and includes any and all Securities.

"**Event of Default**" has the meaning specified therefor in the Credit Agreement.

"**Financial Asset**" means a financial asset (as that term is defined in the PPSA).

"**Foreclosed Grantor**" has the meaning specified therefor in Section 2(j)(iv).

"**General Intangibles**" means intangibles (as that term is defined in the PPSA), and includes payment intangibles, software, contract rights, rights to payment, rights under Hedge Agreements (including the right to receive payment on account of the termination (voluntarily or involuntarily) of such Hedge Agreements), rights arising under common law, statutes, or regulations, choses or things in action, goodwill, Intellectual Property, Intellectual Property Licenses, purchase orders, customer lists, monies due or recoverable from pension funds, route lists, rights to payment and other rights under any royalty or licensing agreements, including Intellectual Property Licenses, infringement claims, pension plan refunds, pension plan refund claims, insurance premium rebates, tax refunds, and tax refund claims, interests in a partnership or limited liability company which do not constitute a security under the PPSA, and any other personal property other than Goods, Chattel Paper, Investment Property, Documents of Title, Instruments, and Money.

"**Goods**" means goods (as that term is defined in the PPSA).

"**Grantor**" and "**Grantors**" have the respective meanings specified therefor in the preamble to this Agreement.

"**Guarantied Obligations**" means all of the Obligations (including any Bank Product Obligations) now or hereafter existing, whether for principal, interest (including any interest that accrues after the commencement of an Insolvency Proceeding, regardless of whether allowed or allowable in whole or in part as a claim in any such Insolvency Proceeding), fees (including the fees provided for in the Fee Letter), Lender Group Expenses (including any fees or expenses that accrue after the commencement of an Insolvency Proceeding, regardless of whether allowed or allowable in whole or in part as a claim in any such Insolvency Proceeding), or otherwise, and any and all expenses (including reasonable counsel fees and expenses) incurred by Agent, any other member of the Lender Group, or any Bank Product Provider (or any of them) in enforcing any rights under the any of the Loan Documents. Without limiting the generality of the foregoing, Guarantied Obligations shall include all amounts that constitute part of the Guarantied Obligations and would be owed by any Borrower to Agent, any other member of the Lender Group, or any Bank Product Provider but for the fact that they are unenforceable or not allowable, including due to the existence of a bankruptcy, reorganization, other Insolvency Proceeding or similar proceeding involving any Borrower or any Guarantor.

"**Guarantor**" means, collectively, each Grantor that is not a Borrower and any other Grantor joined to this Agreement as a Guarantor pursuant to a Joinder.

"**Guaranty**" means the guaranty set forth in Section 2 hereof.

"**Insolvency Proceeding**" has the meaning specified therefor in the Credit Agreement.

"**Instrument**" means an instrument (as that term is defined in the PPSA).

"**Intellectual Property**" means any and all Patents, Copyrights, Trademarks, Intellectual Property Licenses, trade secrets, know-how, inventions (whether or not patentable), algorithms, software programs (including source code and object code), processes, product designs, industrial designs, blueprints, drawings, data, customer lists, URLs and domain names, specifications, documentations, reports, catalogs, literature, and any other forms of technology or proprietary information of any kind, including all rights therein and all applications for registration or registrations thereof.

"**Intellectual Property Licenses**" means, with respect to any Person (the "**Specified Party**"), (a) any licenses or other similar rights provided to the Specified Party in or with respect to Intellectual Property owned or controlled by any other Person, and (b) any licenses or other similar rights provided to any other Person in or with respect to Intellectual Property owned or controlled by the Specified Party, in each case, including (x) any software license agreements (other than license agreements for commercially available off-the-shelf software that is generally available to the public which have been licensed to a Grantor pursuant to end-user licenses), (y) the license agreements listed on Schedule 3, and (z) the right to use any of the licenses or other similar rights described in this definition in connection with the enforcement of the rights of the Lender Group and the Bank Product Providers under the Loan Documents.

"**Inventory**" means inventory (as that term is defined in the PPSA).

"**Investment Property**" means (a) any and all investment property (as that term is defined in the PPSA), and (b) any and all of the following (regardless of whether classified as investment property under the PPSA): all Pledged Interests, Pledged Operating Agreements, and Pledged Partnership Agreements.

"**Joinder**" means each Joinder to this Agreement executed and delivered by Agent and each of the other parties listed on the signature pages thereto, in substantially the form of Annex 1.

"**Lender Group**" has the meaning specified therefor in the Credit Agreement.

"**Lender**" and "**Lenders**" have the respective meanings specified therefor in the recitals to this Agreement.

"**Letter of Credit Rights**" means a right to payment or performance under a letter of credit, whether or not the beneficiary has demanded or is at the time entitled to demand payment or performance, but excluding the right of a beneficiary to demand payment or performance under a letter of credit.

"**Loan Documents**" has the meaning specified therefor in the Credit Agreement.

"**Money**" means money (as that term is defined in the PPSA).

"**Negotiable Collateral**" means letters of credit, Letter of Credit Rights, Instruments, promissory notes, drafts, and Documents of Title.

"**Obligations**" has the meaning specified therefor in the Credit Agreement.

"**Patents**" means patents and patent applications, including (a) the patents and patent applications listed on Schedule 4, (b) all continuations, divisionals, continuations-in-part, re-examinations, reissues, and renewals thereof and improvements thereon, (c) all income, royalties, damages and payments now and hereafter due or payable under and with respect thereto, including payments under all licenses entered into in connection therewith and damages and payments for past, present, or future infringements thereof, (d) the right to sue for past, present, and future infringements thereof, and (e) all of each Grantor's rights corresponding thereto throughout the world.

"**Patent Security Agreement**" means each Patent Security Agreement executed and delivered by Grantors, or any of them, and Agent, in substantially the form of Exhibit B.

"**Permitted Investments**" has the meaning specified therefor in the Credit Agreement.

"**Permitted Liens**" has the meaning specified therefor in the Credit Agreement.

"**Person**" has the meaning specified therefor in the Credit Agreement.

"**Pledged Companies**" means each Person listed on Schedule 5 as a "Pledged Company", together with each other Person, all or a portion of whose Equity Interests are acquired or otherwise owned by a Grantor after the Closing Date.

"**Pledged Interests**" means all of each Grantor's right, title and interest in and to all of the Equity Interests now owned or hereafter acquired by such Grantor, regardless of class or designation, including in each of the Pledged Companies, and all substitutions therefor and replacements thereof, all Proceeds thereof and all rights relating thereto, also including any certificates representing the Equity Interests, the right to receive any certificates representing any of the Equity Interests, all warrants, options, share appreciation rights and other rights, contractual or otherwise, in respect thereof and the right to receive all dividends, distributions of income, profits, surplus, or other compensation by way of income or liquidating distributions, in cash or in kind, and all cash, instruments, and other property from time to time received, receivable, or otherwise distributed in respect of or in addition to, in substitution of, on account of, or in exchange for any or all of the foregoing.

"**Pledged Interests Addendum**" means a Pledged Interests Addendum substantially in the form of Exhibit C.

"**Pledged Notes**" has the meaning specified therefor in Section 6(m).

"**Pledged Operating Agreements**" means all of each Grantor's rights, powers, and remedies under the limited liability company operating agreements of each of the Pledged Companies that are limited liability companies.

"**Pledged Partnership Agreements**" means all of each Grantor's rights, powers, and remedies under the partnership agreements of each of the Pledged Companies that are partnerships.

"**PPSA**" means the *Personal Property Security Act* (Alberta), as in effect from time to time, and includes all regulations from time to time under such legislation; provided, however, that in the event that, by reason of mandatory provisions of law, any or all of the attachment, perfection, priority, or remedies with respect to Agent's Lien on any Collateral is governed by the personal property security legislation as enacted and in effect in a jurisdiction other than the Province of Alberta, the term **PPSA** shall mean the personal property security legislation as enacted and in effect in such other jurisdiction solely for purposes of the provisions thereof relating to such attachment, perfection, priority, or remedies.

"**Proceeds**" has the meaning specified therefor in Section 3(r).

"**Real Property**" has the meaning specified therefor in the Credit Agreement.

"**Record**" means information that is inscribed on a tangible medium or which is stored in an electronic or other medium and is retrievable in perceivable form.

"**Secured Obligations**" means each and all of the following: (A) all of the present and future obligations of each of the Grantors arising from, or owing under or pursuant to, this Agreement (including the Guaranty), the Credit Agreement, or any of the other Loan Documents, (B) all Bank Product Obligations, and (C) all other Obligations of Borrowers and all other Guarantied Obligations of each Guarantor (including, in the case of each of clauses (A), (B), and (C), reasonable attorneys' fees and expenses and any interest, fees, or expenses that accrue after the filing of an Insolvency Proceeding, regardless of whether allowed or allowable in whole or in part as a claim in any Insolvency Proceeding).

"**Securities Account**" means a securities account (as that term is defined in the PPSA).

"**Securities Intermediary**" means a securities intermediary (as that term is defined in the PPSA).

"**Security**" means a security (as that term is defined in the PPSA).

"**Security Entitlement**" means a security entitlement (as that term is defined in the PPSA).

"**Security Interest**" has the meaning specified therefor in Section 3.

"**STA**" means the *Securities Transfer Act* (Alberta), as in effect from time to time, and includes all regulations from time to time made under such legislation; provided, however, that in the event that, by reason of mandatory provisions of law, any or all of the attachment, perfection, priority or remedies with respect to the Agents' Lien on any Collateral is governed by the securities transfer legislation as enacted and in effect in a jurisdiction other than the Province of Alberta, the term **STA** shall mean such securities transfer legislation as enacted and in effect in such other jurisdiction solely for purposes of the provisions thereof relating to such attachment, perfection, priority and remedies.

"**Supporting Obligations**" means Letter of Credit Rights or secondary obligations that support the payment and performance of Accounts, Chattel Paper, Documents of Title, General Intangibles, Instruments, or Investment Property, and includes letters of credit and guaranties issued in support of Accounts, Chattel Paper, Documents of Title, General Intangibles, Instruments, or Investment Property.

"**Trademarks**" means any and all trademarks, trade names, registered trademarks, trademark applications, service marks, registered service marks and service mark applications, including (a) the trade names, registered trademarks, trademark applications, registered service marks and service mark applications listed on Schedule 6, (b) all renewals thereof, (c) all income, royalties, damages and payments now and hereafter due or payable under and with respect thereto, including payments under all licenses entered into in connection therewith and damages and payments for past or future infringements or dilutions thereof, (d) the right to sue for past, present and future infringements and dilutions thereof, (e) the goodwill of each Grantor's business symbolized by the foregoing or connected therewith, and (f) all of each Grantor's rights corresponding thereto throughout the world.

"**Trademark Security Agreement**" means each Trademark Security Agreement executed and delivered by Grantors, or any of them, and Agent, in substantially the form of Exhibit D.

"**Trust**" has the meaning specified therefor in the Credit Agreement.

"**Trust Agent**" has the meaning specified therefor in the Credit Agreement.

"**Trust Agreement**" has the meaning specified therefor in the Credit Agreement.

"**Uncertificated Security**" means an uncertificated security (as that term is defined in the PPSA).

"**URL**" means "uniform resource locator," an internet web address.

"**VIN**" has the meaning specified therefor in Section 6(l).

(b) Unless the context of this Agreement clearly requires otherwise, references to the plural include the singular, references to the singular include the plural, the terms "includes" and "including" are not limiting, and the term "or" has, except where otherwise indicated, the inclusive meaning represented by the phrase "and/or." The words "hereof," "herein," "hereby," "hereunder," and similar terms in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement. Section, subsection, clause, schedule, and exhibit references herein are to this Agreement unless otherwise specified. Any reference in this Agreement to any agreement, instrument, or document shall include all alterations, amendments, changes, extensions, modifications, renewals, replacements, substitutions, joinders, and supplements, thereto and thereof, as applicable (subject to any restrictions on such alterations, amendments, changes, extensions, modifications, renewals, replacements, substitutions, joinders, and supplements set forth herein or in the Credit Agreement). The words "asset" and "property" shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties. Any reference herein to the satisfaction, repayment, or payment in full of the Secured Obligations or the Guarantied Obligations shall mean (i) the payment or repayment in full in immediately available funds of (A) the principal amount of, and interest accrued with respect to, all outstanding Revolving Loans (inclusive of Extraordinary Advances and Swing Loans), together with the payment of any premium applicable to the repayment of such loans, (B) all Lender Group Expenses that have accrued regardless of whether demand has been made therefor, (C) all fees or charges that have accrued hereunder or under any other Loan Document (including the Letter of Credit Fee and the Unused Line Fee), (ii) in the case of contingent reimbursement obligations with respect to Letters of Credit, providing Letter of Credit Collateralization, (iii) in the case of obligations with respect to Bank Products (other than Hedge Obligations), providing Bank Product Collateralization, (iv) the receipt by Agent of cash collateral in order to secure any other contingent Secured Obligations or Guarantied Obligations for which a claim or demand for payment has been made at such time or in respect of matters or circumstances known to Agent or a Lender at the time that are reasonably expected to result in any loss, cost, damage or expense (including attorneys' fees and legal expenses), such cash collateral to be in such amount as Agent reasonably determines is appropriate to secure such contingent Secured Obligations or Guarantied Obligations, (v) the payment or repayment in full in immediately available funds of all other Secured Obligations or Guarantied Obligations (as the case may be) (including the payment of any termination amount then applicable (or which would or could become applicable as a result of the repayment of the other Obligations) under Hedge Agreements provided by Hedge Providers) other than (A) unasserted contingent indemnification obligations, (B) any Bank Product Obligations (other than Hedge Obligations) that, at such time, are allowed by the applicable Bank Product Provider to remain outstanding without being required to be repaid or cash collateralized, and (C) any Hedge Obligations that, at such time, are allowed by the applicable Hedge Provider to remain outstanding without being required to be repaid, and (vi) the termination of all of the Commitments of the Lenders. Any reference herein to any Person shall be construed to include such Person's successors and assigns. Any requirement of a writing contained herein shall be satisfied by the transmission of a Record.

(c) All of the schedules and exhibits attached to this Agreement shall be deemed incorporated herein by reference.

2. Guaranty.

(a) In recognition of the direct and indirect benefits to be received by Guarantors from the proceeds of the Revolving Loans, the issuance of the Letters of Credit, and the entering into of the Bank Product Agreements and by virtue of the financial accommodations to be made to Borrowers, each of the Guarantors, jointly and severally, hereby unconditionally and irrevocably guarantees as a primary obligor and not merely as a surety the full and prompt payment when due, whether upon maturity, acceleration, or otherwise, of all of the Guarantied Obligations. If any or all of the Obligations becomes due and payable, each of the Guarantors, unconditionally and irrevocably, and without the need for demand, protest, or any other notice or formality, promises to pay such indebtedness to Agent, for the benefit of the Lender Group and the Bank Product Providers, together with any and all expenses (including Lender Group Expenses) that may be incurred by Agent or any other member of the Lender Group or any Bank Product Provider in demanding, enforcing, or collecting any of the Guarantied Obligations (including the enforcement of any collateral for such Obligations or any collateral for the

obligations of the Guarantors under this Guaranty). If claim is ever made upon Agent or any other member of the Lender Group or any Bank Product Provider for repayment or recovery of any amount or amounts received in payment of or on account of any or all of the Obligations and any of Agent or any other member of the Lender Group or any Bank Product Provider repays all or part of said amount by reason of (i) any judgment, decree, or order of any court or administrative body having jurisdiction over such payee or any of its property, or (ii) any settlement or compromise of any such claim effected by such payee with any such claimant (including Borrowers or any Guarantor), then and in each such event, each of the Guarantors agrees that any such judgment, decree, order, settlement, or compromise shall be binding upon the Guarantors, notwithstanding any revocation (or purported revocation) of this Guaranty or other instrument evidencing any liability of any Grantor, and the Guarantors shall be and remain liable to the aforesaid payees hereunder for the amount so repaid or recovered to the same extent as if such amount had never originally been received by any such payee.

(b)   Additionally, each of the Guarantors unconditionally and irrevocably guarantees the payment of any and all of the Obligations to Agent, for the benefit of the Lender Group and the Bank Product Providers, whether or not due or payable by any Loan Party upon the occurrence of any of the events specified in Section 8.4 or 8.5 of the Credit Agreement, and irrevocably and unconditionally promises to pay such indebtedness to Agent, for the benefit of the Lender Group and the Bank Product Providers, without the requirement of demand, protest, or any other notice or other formality, in lawful money of the United States.

(c)   The liability of each of the Guarantors hereunder is primary, absolute, and unconditional, and is independent of any security for or other guaranty of the Obligations, whether executed by any other Guarantor or by any other Person, and the liability of each of the Guarantors hereunder shall not be affected or impaired by (i) any payment on, or in reduction of, any such other guaranty or undertaking, (ii) any dissolution, termination, or increase, decrease, or change in personnel by any Grantor, (iii) any payment made to Agent, any other member of the Lender Group, or any Bank Product Provider on account of the Obligations which Agent, such other member of the Lender Group, or such Bank Product Provider repays to any Grantor pursuant to court order in any bankruptcy, reorganization, arrangement, moratorium or other debtor relief proceeding (or any settlement or compromise of any claim made in such a proceeding relating to such payment), and each of the Guarantors waives any right to the deferral or modification of its obligations hereunder by reason of any such proceeding, or (iv) any action or inaction by Agent, any other member of the Lender Group, or any Bank Product Provider, or (v) any invalidity, irregularity, avoidability, or unenforceability of all or any part of the Obligations or of any security therefor.

(d)   The liability of each Guarantor bears interest from the date of demand at the rate or rates of interest then applicable to the Guarantied Obligations under, and calculated in the manner provided in, the Loan Documents (including any adjustment to give effect to the provisions of the *Interest Act* (Canada), as in effect from time to time). Each Guarantor acknowledges that certain of the rates of interest applicable to the Guarantied Obligations may be computed on the basis of a year of 360 days or 365 days, as the case may be, and paid for the actual number of days elapsed. For purposes of the *Interest Act* (Canada) (as in effect from time to time), whenever any interest is calculated using a rate based on a year of 360 days or 365 days, as the case may be, such rate determined pursuant to such calculation, when expressed as an annual rate is equivalent to (i) the applicable rate based on a year of 360 days or 365 days, as the case may be, (ii) multiplied by the actual number of days in the calendar year in which the period for such interest is payable (or compounded) ends, and (c) divided by 360 or 365, as the case may be.

(e)   This Guaranty includes all present and future Guarantied Obligations including any under transactions continuing, compromising, extending, increasing, modifying, releasing, or renewing the Guarantied Obligations, changing the interest rate, payment terms, or other terms and conditions thereof, or creating new or additional Guarantied Obligations after prior Guarantied Obligations have been satisfied in whole or in part. To the maximum extent permitted by law, each Guarantor hereby waives any right to revoke this Guaranty as to future Guarantied Obligations. If such a revocation is effective notwithstanding the foregoing waiver, each Guarantor acknowledges and agrees that (i) no such revocation shall be effective until written notice thereof has been received by Agent, (ii) no such revocation shall apply to any Guarantied Obligations in existence on the date of receipt by Agent of such written notice (including any subsequent continuation, extension, or renewal thereof, or change in the interest rate, payment terms, or other terms and conditions thereof), (iii) no such revocation shall apply to any Guarantied Obligations made or created after such date to the extent made or created pursuant to a legally binding commitment of any member of the Lender Group or any Bank Product Provider in existence on the date of such revocation, (iv) no payment by any Guarantor, any Borrower, or from any other source, prior to the date of Agent's receipt of written notice of such revocation shall reduce the maximum obligation of such Guarantor hereunder, and (v) any payment by any Borrower or from any source other than such Guarantor subsequent to the date of such revocation shall first be applied to that portion of the Guarantied Obligations as to which the revocation is effective and which are not, therefore, guarantied hereunder, and to the extent so applied shall not reduce the maximum obligation of such Guarantor hereunder. This Guaranty shall be binding upon each Guarantor, its successors and assigns and inure to the benefit of and be enforceable by Agent (for the benefit of the Lender Group and the Bank Product Providers) and its successors, transferees, or assigns.

(f) The guaranty by each of the Guarantors hereunder is a guaranty of payment and not of collection. The obligations of each of the Guarantors hereunder are independent of the obligations of any other Guarantor or Grantor or any other Person and a separate action or actions may be brought and prosecuted against one or more of the Guarantors whether or not action is brought against any other Guarantor or Grantor or any other Person and whether or not any other Guarantor or Grantor or any other Person be joined in any such action or actions. Each of the Guarantors waives, to the fullest extent permitted by law, the benefit of any statute of limitations affecting its liability hereunder or the enforcement hereof. Any payment by any Grantor or other circumstance which operates to toll any statute of limitations as to any Grantor shall operate to toll the statute of limitations as to each of the Guarantors.

(g) Each of the Guarantors authorizes Agent, the other members of the Lender Group, and the Bank Product Providers without notice or demand, and without affecting or impairing its liability hereunder, from time to time to:

(i) change the manner, place, or terms of payment of, or change or extend the time of payment of, renew, increase, accelerate, or alter: (A) any of the Obligations (including any increase or decrease in the principal amount thereof or the rate of interest or fees thereon); or (B) any security therefor or any liability incurred directly or indirectly in respect thereof, and this Guaranty shall apply to the Obligations as so changed, extended, renewed, or altered;

(ii) take and hold security for the payment of the Obligations and sell, exchange, release, impair, surrender, realize upon, collect, settle, or otherwise deal with in any manner and in any order any property at any time pledged or mortgaged to secure the Obligations or any of the Guarantied Obligations (including any of the obligations of all or any of the Guarantors under this Guaranty) incurred directly or indirectly in respect thereof or hereof, or any offset on account thereof;

(iii) exercise or refrain from exercising any rights against any Grantor;

(iv) release or substitute any one or more endorsers, guarantors, any Grantor, or other obligors;

(v) settle or compromise any of the Obligations, any security therefor, or any liability (including any of those of any of the Guarantors under this Guaranty) incurred directly or indirectly in respect thereof or hereof, and may subordinate the payment of all or any part thereof to the payment of any liability (whether due or not) of any Grantor to its creditors;

(vi) apply any sums by whomever paid or however realized to any liability or liabilities of any Grantor to Agent, any other member of the Lender Group, or any Bank Product Provider regardless of what liability or liabilities of such Grantor remain unpaid;

(vii) consent to or waive any breach of, or any act, omission, or default under, this Agreement, any other Loan Document, any Bank Product Agreement, or any of the instruments or agreements referred to herein or therein, or otherwise amend, modify, or supplement this Agreement, any other Loan Document, any Bank Product Agreement, or any of such other instruments or agreements; or

(viii) take any other action that could, under otherwise applicable principles of law, give rise to a legal or equitable discharge of one or more of the Guarantors from all or part of its liabilities under this Guaranty.

(h) It is not necessary for Agent, any other member of the Lender Group, or any Bank Product Provider to inquire into the capacity or powers of any of the Guarantors or the officers, directors, partners or agents acting or purporting to act on its behalf, and any Obligations made or created in reliance upon the professed exercise of such powers shall be Guarantied Obligations hereunder.

(i) Each Guarantor jointly and severally guarantees that the Guarantied Obligations will be paid strictly in accordance with the terms of the Loan Documents, regardless of any law, regulation, or order now or hereafter in effect in any jurisdiction affecting any of such terms or the rights of any member of the Lender Group or any Bank Product Provider with respect thereto. The obligations of each Guarantor under this Guaranty are independent of the Guarantied Obligations, and a separate action or actions may be brought and prosecuted against each Guarantor to enforce such obligations, irrespective of whether any action is brought against any other Guarantor or whether any other Guarantor is joined in any such action or actions. The liability of each Guarantor under this Guaranty shall be absolute and unconditional irrespective of, and each Guarantor hereby irrevocably waives any defense it may now or hereafter have in any way relating to, any or all of the following:

(i) any lack of validity or enforceability of any Loan Document or any agreement or instrument relating thereto;

(ii) any change in the time, manner, or place of payment of, or in any other term of, all or any of the Guarantied Obligations, or any other amendment or waiver of or any consent to departure from any Loan Document, including any increase in the Guarantied Obligations resulting from the extension of additional credit;

(iii) any taking, exchange, release, or non-perfection of any Lien in and to any Collateral, or any taking, release, amendment, waiver of, or consent to departure from any other guaranty, for all or any of the Guarantied Obligations;

(iv) the existence of any claim, set-off, defense, or other right that any Guarantor may have at any time against any Person, including Agent, any other member of the Lender Group, or any Bank Product Provider;

(v) any defense, set-off, counterclaim, or claim, of any kind or nature, arising directly or indirectly from the present or future lack of perfection, sufficiency, validity, or enforceability of the Guarantied Obligations or any security therefor;

(vi) any impossibility, impracticability, frustration of purpose, *force majeure* or illegality of any of the Loan Documents or any Guarantor's performance in respect thereof, or the occurrence of any change in the law of any jurisdiction or by any present or future action of any Governmental Authority that amends, varies, reduces or otherwise affects, or purports to amend, vary, reduce or otherwise affect, any of the Guarantied Obligations or the obligations of any Guarantor under this Guaranty, or the obtaining of any court order that amends, varies, reduces or otherwise affects any of the Guarantied Obligations or the obligations of any Guarantor under this Guaranty;

(vii) any right or defense arising by reason of any claim or defense based upon an election of remedies by any member of the Lender Group or any Bank Product Provider

including any defense based upon an impairment or elimination of such Guarantor's rights of subrogation, reimbursement, contribution, or indemnity of such Guarantor against any other Grantor or any guarantors or sureties;

(viii)　　　　any change in the ownership, control, name, object, businesses, assets, capital structure or constitution of any Guarantor or any other Person or any reorganization (whether by way of reconstruction, consolidation, amalgamation, merger, transfer, sale, lease or otherwise) of any Guarantor or any other Person or their respective businesses, any restructuring or termination of the corporate, limited liability company, or partnership structure or existence of any Grantor; or

(ix)　　　　any other circumstance that might otherwise constitute a defense available to, or a discharge of, any Grantor or any other guarantor or surety.

(j)　　　Waivers.

(i)　　　　Each of the Guarantors waives any right (except as shall be required by applicable statute and cannot be waived) to require Agent, any other member of the Lender Group, or any Bank Product Provider to (A) proceed against any other Grantor or any other Person, (B) proceed against or exhaust any security held from any other Grantor or any other Person, (C) protect, secure, perfect, or insure any security interest or Lien on any property subject thereto or exhaust any right to take any action against any other Grantor, any other Person, or any collateral, or (D) pursue any other remedy in any member of the Lender Group's or any Bank Product Provider's power whatsoever. Each of the Guarantors waives any defense based on or arising out of any defense of any Grantor or any other Person, other than payment of the Obligations to the extent of such payment, based on or arising out of the disability of any Grantor or any other Person, or the validity, legality, or unenforceability of the Obligations or any part thereof from any cause, or the cessation from any cause of the liability of any Grantor other than payment of the Obligations to the extent of such payment. Agent may, at the election of the Required Lenders, foreclose upon any Collateral held by Agent by one or more judicial or nonjudicial sales or other dispositions, whether or not every aspect of any such sale is commercially reasonable or otherwise fails to comply with applicable law or may exercise any other right or remedy Agent, any other member of the Lender Group, or any Bank Product Provider may have against any Grantor or any other Person, or any security, in each case, without affecting or impairing in any way the liability of any of the Guarantors hereunder except to the extent the Obligations have been paid.

(ii)　　　　Each of the Guarantors waives all presentments, demands for performance, protests and notices, including notices of nonperformance, notices of protest, notices of dishonor, notices of acceptance of this Guaranty, and notices of the existence, creation, or incurring of new or additional Obligations or other financial accommodations. Each of the Guarantors waives notice of any Default or Event of Default under any of the Loan Documents. Each of the Guarantors assumes all responsibility for being and keeping itself informed of each Grantor's financial condition and assets and of all other circumstances bearing upon the risk of nonpayment of the Obligations and the nature, scope, and extent of the risks which each of the Guarantors assumes and incurs hereunder, and agrees that neither Agent nor any of the other members of the Lender Group nor any Bank Product Provider shall have any duty to advise any of the Guarantors of information known to them regarding such circumstances or risks.

(iii)　　　　To the fullest extent permitted by applicable law, each Guarantor hereby waives: (A) any right to assert against any member of the Lender Group or any Bank Product Provider, any defense (legal or equitable), set-off, counterclaim, or claim which each Guarantor may now or at any time hereafter have against any Borrower or any other party liable to any member of the Lender Group or any Bank Product Provider; (B) any defense, set-off, counterclaim, or claim, of any kind or nature, arising directly or indirectly from the present or future lack of perfection, sufficiency, validity, or enforceability of the Guarantied Obligations or any security therefor; (C) any right or defense arising by reason of any claim or defense based upon an election of remedies by any member of the Lender Group or any Bank Product Provider including any defense based upon an impairment or elimination of such Guarantor's rights of subrogation, reimbursement, contribution, or indemnity of such Guarantor against Borrowers or other guarantors or sureties; and (D) the benefit of any statute of limitations affecting such Guarantor's liability hereunder or the enforcement thereof, and any act which shall defer or delay the operation of any statute of limitations applicable to the Guarantied Obligations shall similarly operate to defer or delay the operation of such statute of limitations applicable to such Guarantor's liability hereunder.

     (iv) No Guarantor shall exercise any rights that it may now or hereafter acquire against any Grantor or any other guarantor that arise from the existence, payment, performance or enforcement of such Guarantor's obligations under this Guaranty, including any right of subrogation, reimbursement, exoneration, contribution or indemnification and any right to participate in any claim or remedy of Agent, any other member of the Lender Group, or any Bank Product Provider against any Grantor or any other guarantor or any Collateral, whether or not such claim, remedy or right arises in equity or under contract, statute or common law, including the right to take or receive from any Grantor or any other guarantor, directly or indirectly, in cash or other property or by set-off or in any other manner, payment or security solely on account of such claim, remedy or right, unless and until all of the Guarantied Obligations and all other amounts payable under this Guaranty shall have been paid in full in cash and all of the Commitments have been terminated. If any amount shall be paid to any Guarantor in violation of the immediately preceding sentence, such amount shall be held in trust for the benefit of Agent, for the benefit of the Lender Group and the Bank Product Providers, and shall forthwith be paid to Agent to be credited and applied to the Guarantied Obligations and all other amounts payable under this Guaranty, whether matured or unmatured, in accordance with the terms of the Credit Agreement, or to be held as Collateral for any Guarantied Obligations or other amounts payable under this Guaranty thereafter arising. Notwithstanding anything to the contrary contained in this Guaranty, no Guarantor may exercise any rights of subrogation, contribution, indemnity, reimbursement or other similar rights against, and may not proceed or seek recourse against or with respect to any property or asset of, any other Grantor (the "**Foreclosed Grantor**"), including after payment in full of the Obligations, if all or any portion of the Obligations have been satisfied in connection with an exercise of remedies in respect of the Equity Interests of such Foreclosed Grantor whether pursuant to this Agreement or otherwise.

     (v) Each of the Guarantors represents, warrants, and agrees that each of the waivers set forth above is made with full knowledge of its significance and consequences and that if any of such waivers are determined to be contrary to any applicable law or public policy, such waivers shall be effective to the maximum extent permitted by law.

   3. <u>Grant of Security</u>. Each Grantor hereby unconditionally grants, assigns, and pledges to Agent, for the benefit of each member of the Lender Group and each of the Bank Product Providers, to secure the Secured Obligations, a continuing security interest (hereinafter referred to as the "**Security Interest**") in all of such Grantor's right, title, and interest in and to all of the personal property and undertaking of such Grantor, whether now owned or hereafter acquired or arising and wherever located (the "**Collateral**"), including, without limitation, any and all of the following:

     (a) all of such Grantor's Accounts;

     (b) all of such Grantor's Books;

     (c) all of such Grantor's Chattel Paper;

     (d) all of such Grantor's Goods;

     (e) all of such Grantor's Deposit Accounts;

     (f) all of such Grantor's Equipment;

     (g) all of such Grantor's Instruments;

(h)   all of such Grantor's fixtures;

(i)   all of such Grantor's General Intangibles;

(j)   all of such Grantor's Inventory;

(k)   all of such Grantor's Investment Property;

(l)   all of such Grantor's Intellectual Property and Intellectual Property Licenses;

(m)   all of such Grantor's Negotiable Collateral (including all of such Grantor's Pledged Notes);

(n)   all of such Grantor's Pledged Interests (including all of such Grantor's Pledged Operating Agreements and Pledged Partnership Agreements);

(o)   all of such Grantor's Securities Accounts;

(p)   all of such Grantor's Supporting Obligations;

(q)   all of such Grantor's Money, Cash Equivalents, or other assets of such Grantor that now or hereafter come into the possession, custody, or control of Agent (or its agent or designee) or any other member of the Lender Group; and

(r)   all of the proceeds (as such term is defined in the PPSA) and products, whether tangible or intangible, of any of the foregoing, including proceeds of insurance covering or relating to any or all of the foregoing, and any and all Accounts, Books, Chattel Paper, Deposit Accounts, Equipment, fixtures, Goods, General Intangibles, Inventory, Instruments, Investment Property, Intellectual Property, Negotiable Collateral, Pledged Interests, Securities Accounts, Supporting Obligations, Money, or other tangible or intangible property resulting from the sale, lease, license, exchange, collection, or other disposition of any of the foregoing, the proceeds of any award in condemnation with respect to any of the foregoing, any rebates or refunds, whether for taxes or otherwise, and all proceeds of any such proceeds, or any portion thereof or interest therein, and the proceeds thereof, and all proceeds of any loss of, damage to, or destruction of the above, whether insured or not insured, and, to the extent not otherwise included, any indemnity, warranty, or guaranty payable by reason of loss or damage to, or otherwise with respect to any of the foregoing (the "**Proceeds**"). Without limiting the generality of the foregoing, the term "Proceeds" includes whatever is receivable or received when Investment Property or proceeds are sold, exchanged, collected, or otherwise disposed of, whether such disposition is voluntary or involuntary, and includes proceeds of any indemnity or guaranty payable to any Grantor or Agent from time to time with respect to any of the Investment Property.

Notwithstanding anything contained in this Agreement to the contrary, the term "**Collateral**" shall not include any rights or interest in any contract, lease, permit, license, or license agreement covering real or personal property of any Grantor if under the terms of such contract, lease, permit, license, or license agreement, or applicable law with respect thereto, the grant of a security interest or lien therein is prohibited as a matter of law or under the terms of such contract, lease, permit, license, or license agreement and such prohibition or restriction has not been waived or the consent of the other party to such contract, lease, permit, license, or license agreement has not been obtained (provided, that, (A) the foregoing exclusions of this clause shall in no way be construed (1) to apply to the extent that any described prohibition or restriction is ineffective under the PPSA or other applicable law, or (2) to apply to the extent that any consent or waiver has been obtained that would permit Agent's security interest or lien to attach notwithstanding the prohibition or restriction on the pledge of such contract, lease, permit, license, or license agreement and (B) the foregoing exclusions of this clause shall in no way be construed to limit, impair, or otherwise affect any of Agent's, any other member of the Lender Group's or any Bank Product Provider's continuing security interests in and liens upon any rights or interests of any

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Grantor in or to (1) Monies due or to become due under or in connection with any described contract, lease, permit, license, license agreement, or Equity Interests (including any Accounts or Equity Interests), or (2) any proceeds from the sale, license, lease, or other dispositions of any such contract, lease, permit, license, license agreement, or Equity Interests.

Notwithstanding anything contained in this Agreement to the contrary, the term Collateral shall not include Consumer Goods. In addition, the last day of the term of any lease or sub-lease of Real Property, oral or written, or any agreement therefor, now held or hereafter acquired by the Grantors, shall be excepted from the Security Interest hereby granted and shall not form part of the Collateral, but the Grantors shall stand possessed of such one day remaining, upon trust to assign and dispose of the same as Agent or any assignee of such lease, or sub-lease or agreement shall direct; if any such lease, sub-lease or agreement therefor contains a provision which provides in effect that such lease, sub-lease or agreement may not be assigned, sub-leased, charged or encumbered without the leave, license, consent or approval of the lessor, the application of the Security Interest created hereby to any such lease, sub-lease or agreement shall be conditional upon such leave, license, consent or approval having been obtained.

Until the Security Interest created hereby shall have become enforceable, the grant of the Security Interest created hereby in the Intellectual Property shall not affect in any way the Grantors' rights to commercially exploit the Intellectual Property, defend it, enforce their rights in it or with respect to it against third parties in any court or claim and be entitled to receive any damages with respect to any infringement of it.

The Security Interest created hereby with respect to Trademarks constitutes a security interest in, and a charge, hypothecation, and pledge of, such Trademarks in favour of Agent, but does not constitute an absolute assignment of title of such Trademarks to Agent, until such time as the Security Interest hereunder becomes enforceable.

Each Grantor confirms that value has been given by the Lender Group and the Bank Product Providers to such Grantor, that such Grantor has rights in its Collateral existing at the date of this Agreement or the date of any Joinder, as applicable, and that such Grantor and Agent have not agreed to postpone the time for attachment of the Security Interest to any of the Collateral of such Grantor and that this Agreement constitutes a security agreement as that term is defined in the PPSA. A security interest in any after acquired property included in the Collateral attaches to that property on acquisition of any rights therein by the Grantors.

4.   Security for Secured Obligations. The Security Interest created hereby secures the payment and performance of the Secured Obligations, whether now existing or arising hereafter. Without limiting the generality of the foregoing, this Agreement secures the payment of all amounts which constitute part of the Secured Obligations and would be owed by Grantors, or any of them, to Agent, the Lender Group, the Bank Product Providers or any of them, but for the fact that they are unenforceable or not allowable (in whole or in part) as a claim in an Insolvency Proceeding involving any Grantor due to the existence of such Insolvency Proceeding.

5.   Grantors Remain Liable. Anything herein to the contrary notwithstanding, (a) each of the Grantors shall remain liable under the contracts and agreements included in the Collateral, including the Pledged Operating Agreements and the Pledged Partnership Agreements, to perform all of the duties and obligations thereunder to the same extent as if this Agreement had not been executed, (b) the exercise by Agent or any other member of the Lender Group of any of the rights hereunder shall not release any Grantor from any of its duties or obligations under such contracts and agreements included in the Collateral, and (c) none of the members of the Lender Group shall have any obligation or liability under such contracts and agreements included in the Collateral by reason of this Agreement, nor shall any of the members of the Lender Group be obligated to perform any of the obligations or duties of any Grantors thereunder or to take any action to collect or enforce any claim for payment assigned hereunder. Until an Event of Default shall occur and be continuing, except as otherwise provided in this Agreement, the

Credit Agreement, or any other Loan Document, Grantors shall have the right to possession and enjoyment of the Collateral for the purpose of conducting the ordinary course of their respective businesses, subject to and upon the terms hereof and of the Credit Agreement and the other Loan Documents. Without limiting the generality of the foregoing, it is the intention of the parties hereto that record and beneficial ownership of the Pledged Interests, including all voting, consensual, dividend, and distribution rights, shall remain in the applicable Grantor until (i) the occurrence and continuance of an Event of Default and (ii) Agent has notified the applicable Grantor of Agent's election to exercise such rights with respect to the Pledged Interests pursuant to Section 16.

6.   Representations and Warranties. In order to induce Agent to enter into this Agreement for the benefit of the Lender Group and the Bank Product Providers, each Grantor makes the following representations and warranties to the Lender Group which shall be true, correct, and complete in all material respects (except that such materiality qualifier shall not be applicable to any representations and warranties that already are qualified or modified by materiality in the text thereof), as of the Closing Date, and shall be true, correct, and complete, in all material respects (except that such materiality qualifier shall not be applicable to any representations and warranties that already are qualified or modified by materiality in the text thereof), as of the date of the making of each Revolving Loan (or other extension of credit) made thereafter, as though made on and as of the date of such Revolving Loan (or other extension of credit) (except to the extent that such representations and warranties relate solely to an earlier date, in which case such representations and warranties shall be true and correct in all material respects (except that such materiality qualifier shall not be applicable to any representations and warranties that already are qualified or modified by materiality in the text thereof) as of such earlier date) and such representations and warranties shall survive the execution and delivery of this Agreement:

(a)   The name and jurisdiction of organization of each Grantor and each of its Subsidiaries is set forth on Schedule 7 (as such schedule may be updated from time to time to reflect changes resulting from transactions permitted under the Loan Documents).

(b)   The chief executive office and registered office of each Grantor and each of its Subsidiaries is located at the address indicated on Schedule 7 (as such schedule may be updated from time to time to reflect changes resulting from transactions permitted under the Loan Documents).

(c)   Each Grantor's and each of its Subsidiaries' tax identification numbers and organizational identification numbers, if any, are identified on Schedule 7 (as such schedule may be updated from time to time to reflect changes resulting from transactions permitted under the Loan Documents).

(d)   [Intentionally omitted].

(e)   Set forth on Schedule 9 (as such schedule may be updated from time to time subject to Section 7(k)(iii) with respect to Controlled Accounts and provided that Grantors comply with Section 7(c) hereof) is a listing of all of Grantors' and their Subsidiaries' Deposit Accounts and Securities Accounts, including, with respect to each bank or securities intermediary (i) the name and address of such Person, and (ii) the account numbers of the Deposit Accounts or Securities Accounts maintained with such Person.

(f)   Schedule 8 sets forth all Real Property owned by any of the Grantors as of the Closing Date.

(g)   As of the Closing Date: (i) Schedule 2 provides a complete and correct list of all registered Copyrights owned by any Grantor, all applications for registration of Copyrights owned by any Grantor, and all other Copyrights owned by any Grantor and material to the conduct of the business of any Grantor; (ii) Schedule 3 provides a complete and correct list of all Intellectual Property Licenses entered into by any Grantor pursuant to which (A) any Grantor has provided any license or other rights in Intellectual Property owned or controlled by such Grantor to any other Person (other than non-exclusive software licenses granted in the ordinary course of business) or (B) any Person has granted to any Grantor any license or other rights in Intellectual Property owned or controlled by such Person that is material to the business of such Grantor, including any Intellectual Property that is incorporated in any Inventory, software, or other product marketed, sold, licensed, or distributed by such Grantor; (iii) Schedule 4 provides a complete and correct list of all Patents owned by any Grantor and all applications for Patents owned by any Grantor; and (iv) Schedule 6 provides a complete and correct list of all registered Trademarks owned by any Grantor, all applications for registration of Trademarks owned by any Grantor, and all other Trademarks owned by any Grantor and material to the conduct of the business of any Grantor.

(h)   (i) (A) each Grantor owns exclusively or holds licenses in all Intellectual Property that is necessary in or material to the conduct of its business, and (B) all employees and contractors of each Grantor who were involved in the creation or development of any Intellectual Property for such Grantor that is necessary in or material to the business of such Grantor have signed agreements containing assignment of Intellectual Property rights to such Grantor and obligations of confidentiality;

(ii)   to each Grantor's knowledge after reasonable inquiry, no Person has infringed or misappropriated or is currently infringing or misappropriating any Intellectual Property rights owned by such Grantor, in each case, that either individually or in the aggregate could reasonably be expected to result in a Material Adverse Effect;

(iii)   (A) to each Grantor's knowledge after reasonable inquiry, (1) such Grantor has never infringed or misappropriated and is not currently infringing or misappropriating any Intellectual Property rights of any Person, and (2) no product manufactured, used, distributed, licensed, or sold by or service provided by such Grantor has ever infringed or misappropriated or is currently infringing or misappropriating any Intellectual Property rights of any Person, in each case, except where such infringement either individually or in the aggregate could not reasonably be expected to result in a Material Adverse Effect, and (B) there are no infringement or misappropriation claims or proceedings pending, or to any Grantor's knowledge after reasonable inquiry, threatened in writing against any Grantor, and no Grantor has received any written notice or other communication of any actual or alleged infringement or misappropriation of any Intellectual Property rights of any Person, in each case, except where such infringement either individually or in the aggregate could not reasonably be expected to result in a Material Adverse Effect;

(iv)   to each Grantor's knowledge after reasonable inquiry, all registered Copyrights, registered Trademarks, and issued Patents that are owned by such Grantor and necessary in or material to the conduct of its business are valid, subsisting and enforceable and in compliance with all legal requirements, filings, and payments and other actions that are required to maintain such Intellectual Property in full force and effect; and

(v)   each Grantor has taken reasonable steps to maintain the confidentiality of and otherwise protect and enforce its rights in all trade secrets owned by such Grantor that are necessary in or material to the conduct of the business of such Grantor.

(i)   This Agreement creates a valid security interest in the Collateral of each Grantor, to the extent a security interest therein can be created under the PPSA, securing the payment of the Secured Obligations. Except to the extent a security interest in the Collateral cannot be perfected by the filing of a financing statement under the PPSA, all filings and other actions necessary or desirable to perfect and protect such security interest have been duly taken or will have been taken upon the filing of financing statements listing each applicable Grantor, as a debtor, and Agent, as secured party, in the jurisdictions listed next to such Grantor's name on Schedule 11. Upon the making of such filings, Agent shall have a first-priority perfected security interest in the Collateral of each Grantor to the extent such security interest can be perfected by the filing of a financing statement. Upon filing of any Copyright Security Agreement, any Patent Security Agreement and any Trademark Security Agreement with CIPO or any other relevant intellectual property office and the filing of appropriate financing statements in the jurisdictions listed on Schedule 11, all action necessary or desirable to protect and perfect the Security Interest in and on each Grantor's Patents, Trademarks, or Copyrights has been taken and such perfected Security Interest is enforceable as such as against any and all creditors of and purchasers from any Grantor. All action by any Grantor necessary to protect and perfect such security interest on each item of Collateral has been duly taken.

(j) (i) Except for the Security Interest created hereby, each Grantor is and will at all times be the sole holder of record and the legal and beneficial owner, free and clear of all Liens other than Permitted Liens, of the Pledged Interests indicated on Schedule 5 as being owned by such Grantor and, when acquired by such Grantor, any Pledged Interests acquired after the Closing Date; (ii) all of the Pledged Interests are duly authorized, validly issued, fully paid and nonassessable and the Pledged Interests constitute or will constitute the percentage of the issued and outstanding Equity Interests of the Pledged Companies of such Grantor identified on Schedule 5 as supplemented or modified by any Pledged Interests Addendum or any Joinder to this Agreement; (iii) such Grantor has the right and requisite authority to pledge the Investment Property pledged by such Grantor to Agent as provided herein; (iv) all actions necessary or desirable to perfect and establish the first priority of, or otherwise protect, Agent's Liens in the Investment Property, and the proceeds thereof, have been duly taken, upon (A) the execution and delivery of this Agreement; (B) the taking of possession by Agent (or its agent or designee) of any certificates representing the Pledged Interests, together with undated powers (or other documents of transfer acceptable to Agent) endorsed in blank by the applicable Grantor; (C) the filing of financing statements in the applicable jurisdiction set forth on Schedule 11 for such Grantor with respect to the Pledged Interests of such Grantor that are not represented by certificates, and (D) with respect to any Securities Accounts, the delivery of Control Agreements with respect thereto; and (v) each Grantor has delivered to and deposited with Agent all certificates representing the Pledged Interests owned by such Grantor to the extent such Pledged Interests are represented by certificates, and undated powers (or other documents of transfer acceptable to Agent) endorsed in blank with respect to such certificates. None of the Pledged Interests owned or held by such Grantor has been issued or transferred in violation of any securities registration, securities disclosure, or similar laws of any jurisdiction to which such issuance or transfer may be subject.

(k) No consent, approval, authorization, or other order or other action by, and no notice to or filing with, any Governmental Authority or any other Person is required (i) for the grant of a Security Interest by such Grantor in and to the Collateral pursuant to this Agreement or for the execution, delivery, or performance of this Agreement by such Grantor, or (ii) for the exercise by Agent of the voting or other rights provided for in this Agreement with respect to the Investment Property or the remedies in respect of the Collateral pursuant to this Agreement, except as may be required in connection with such disposition of Investment Property by laws affecting the offering and sale of securities generally and except for consents, approvals, authorizations, or other orders or actions that have been obtained or given (as applicable) and that are still in force. No Intellectual Property License of any Grantor that is necessary in or material to the conduct of such Grantor's business requires any consent of any other Person that has not been obtained in order for such Grantor to grant the Security Interest granted hereunder in such Grantor's right, title or interest in or to such Intellectual Property License.

(l) Schedule 12 sets forth a list of all Certificated Units constituting (or intended to constitute) Collateral and owned by Grantors as of the Closing Date, by model, model year, and vehicle identification number ("**VIN**"), as applicable.

(m) There is no default, breach, violation, or event of acceleration existing under any promissory note constituting Collateral and pledged hereunder (each a "**Pledged Note**") and no event has occurred or circumstance exists which, with the passage of time or the giving of notice, or both, would constitute a default, breach, violation, or event of acceleration under any Pledged Note. No Grantor that is an obligee under a Pledged Note has waived any default, breach, violation, or event of acceleration under such Pledged Note.

(n)   As to all limited liability company or partnership interests, issued under any Pledged Operating Agreement or Pledged Partnership Agreement, each Grantor hereby represents and warrants that the Pledged Interests issued pursuant to such agreement (A) expressly provide that such interest is a Security, and (B) are not held by such Grantor in a Securities Account.

(o)   In addition to and not in substitution for any representation and warranty contained in this Agreement, each Grantor does hereby represent and warrant to and in favour of the Agent that each representation and warranty made in the Credit Agreement, inasmuch as applicable to it, is hereby reiterated and restated by such Grantor and each such representation and warranty is hereby incorporated by reference, *mutatis mutandis*, and is hereby confirmed as true and correct as of the date hereof.

7.   Covenants. Each Grantor, jointly and severally, covenants and agrees with Agent that from and after the date of this Agreement and until the date of termination of this Agreement in accordance with Section 23:

(a)   Possession of Collateral. Subject to the applicable terms of the Credit Agreement and the other Loan Documents (including, without limitation, Section 5.15 of the Credit Agreement), in the event that any Collateral, including Proceeds, is evidenced by or consists of Negotiable Collateral, Investment Property, or Chattel Paper having an aggregate value or face amount of $500,000 or more for all such Negotiable Collateral, Investment Property, or Chattel Paper, the Grantors shall promptly (and in any event within 5 Business Days after acquisition thereof), notify Agent thereof, and if and to the extent that perfection or priority of Agent's Security Interest is dependent on or enhanced by possession, the applicable Grantor, promptly (and in any event within 5 Business Days) after request by Agent, shall execute such other documents and instruments as shall be requested by Agent or, if applicable, endorse and deliver physical possession of such Negotiable Collateral, Investment Property, or Chattel Paper to Agent, together with such undated powers (or other relevant document of transfer acceptable to Agent) endorsed in blank as shall be requested by Agent, and shall do such other acts or things deemed necessary or desirable by Agent to protect Agent's Security Interest therein; without limiting the generality of the foregoing, each Grantor shall deliver to Agent any and all certificates representing Collateral that is a Certificated Security (the "**Pledged Certificated Securities**") and other materials as may be required from time to time to provide Agent with control over all Pledged Certificated Securities in the manner provided under Section 23 of the STA.

(b)   Chattel Paper.

(i)   Promptly (and in any event within 5 Business Days) after request by Agent, each Grantor shall take all steps reasonably necessary to grant Agent control of all electronic Chattel Paper in accordance with the PPSA and other applicable law, to the extent that the aggregate value or face amount of such electronic Chattel Paper equals or exceeds $500,000.

(ii)   Subject to the applicable terms of the Credit Agreement and the other Loan Documents (including, without limitation, Section 5.15 of the Credit Agreement), if any Grantor retains possession of any Chattel Paper or instruments (which retention of possession shall be subject to the extent permitted hereby and by the Credit Agreement), promptly upon the request of Agent, such Chattel Paper and instruments shall be marked with the following legend: "This writing and the obligations evidenced or secured hereby are subject to the Security Interest of Wells Fargo Bank, National Association, as Agent for the benefit of the Lender Group and the Bank Product Providers."

(c)   Control Agreements.

(i)   Except to the extent otherwise excused by Section 7(k)(iv), each Grantor shall obtain an authenticated Control Agreement (which may include a Controlled Account Agreement), from each bank maintaining a Deposit Account or Securities Account for such Grantor.

(ii)	Except to the extent otherwise excused by Section 7(k)(iv), each Grantor shall obtain an authenticated Control Agreement, from each issuer of Uncertificated Securities, Securities Intermediary, or commodities intermediary issuing or holding any Financial Assets or commodities to or for any Grantor, or maintaining a Securities Account for such Grantor.

(iii)	Except to the extent otherwise excused by Section 7(k)(iv), each Grantor shall obtain an authenticated Control Agreement with respect to all of such Grantor's Investment Property.

(iv)	Without limiting the generality of the foregoing, each Grantor shall (A) deliver to Agent any and all such documents, agreements and other materials as may be required from time to time to provide Agent with control over all Collateral that is an Uncertificated Security in the manner provided under Section 24 of the STA; (B) deliver to Agent any and all such documents, agreements and other materials as may be required from time to time to provide the Agent with control over all Collateral that is a Security Entitlement in the manner provided under Section 25 or 26 of the STA; (C) deliver to Agent any and all such documents, agreements and other materials as may be required from time to time to provide Agent with control over all Collateral that is a futures contract in the manner provided under subsection 1(2) of the PPSA; and (D) promptly upon request of Agent, with respect to any Equity Interests issued by an issuer that is organized outside of Canada, cause to be delivered to Agent a securities pledge agreement covering such securities.

(d)	Letter of Credit Rights. If the Grantors (or any of them) are or become the beneficiary of letters of credit having a face amount or value of $500,000 or more in the aggregate, then the applicable Grantor or Grantors shall promptly (and in any event within 5 Business Days after becoming a beneficiary), notify Agent thereof and, promptly (and in any event within 5 Business Days) after request by Agent, enter into a tri-party agreement with Agent and the issuer or confirming bank with respect to Letter of Credit Rights assigning such Letter of Credit Rights to Agent and directing all payments thereunder to Agent's Account, all in form and substance reasonably satisfactory to Agent.

(e)	[Intentionally omitted].

(f)	Government Contracts. Other than Accounts and Chattel Paper the aggregate value of which does not at any one time exceed $500,000, if any Account or Chattel Paper arises out of a contract or contracts with any Governmental Authority, Grantors shall promptly (and in any event within 10 Business Days of the creation thereof) notify Agent thereof and, promptly (and in any event within 10 Business Days) after request by Agent, execute any instruments or take any steps reasonably required by Agent in order that all moneys due or to become due under such contract or contracts shall be assigned to Agent, for the benefit of the Lender Group and the Bank Product Providers, and that notice of such assignment shall be given to such Governmental Authority.

(g)	Intellectual Property.

(i)	Upon the request of Agent, in order to facilitate filings with CIPO or any other relevant intellectual property office, each Grantor shall execute and deliver to Agent one or more Copyright Security Agreements, Trademark Security Agreements, or Patent Security Agreements to further evidence Agent's Lien on such Grantor's Patents, Trademarks, or Copyrights, and the General Intangibles of such Grantor relating thereto or represented thereby.

(ii)	Each Grantor shall have the duty, with respect to Intellectual Property that is necessary in or material to the conduct of such Grantor's business, to protect and diligently enforce and defend at such Grantor's expense its Intellectual Property, including (A) to diligently enforce and defend, including promptly suing for infringement, misappropriation, or dilution and to recover any and all damages for such infringement, misappropriation, or dilution, and filing for opposition, interference, and cancellation against conflicting Intellectual Property rights of any Person, (B) to prosecute diligently any trademark application or service mark application that is part of the Trademarks pending as of the date hereof or hereafter until the termination of this Agreement, (C) to prosecute diligently any patent application that is part of the Patents pending as of the date hereof or hereafter until the termination of this Agreement, (D) to take all reasonable and necessary action to preserve and maintain all of such Grantor's Trademarks, Patents, Copyrights, Intellectual Property Licenses, and its rights therein, including paying all maintenance fees and filing of applications for renewal, affidavits of use, and affidavits of noncontestability, and (E) to require all employees, consultants, and contractors of each Grantor who were involved in the creation or development of such Intellectual Property to sign agreements containing assignment of Intellectual Property rights and obligations of confidentiality. Each Grantor further agrees not to abandon any Intellectual Property or Intellectual Property License that is necessary in or material to the conduct of such Grantor's business. Each Grantor hereby agrees to take the steps described in this Section 7(g)(ii) with respect to all new or acquired Intellectual Property to which it or any of its Subsidiaries is now or later becomes entitled that is necessary in or material to the conduct of such Grantor's business.

(iii)   Grantors acknowledge and agree that the Lender Group shall have no duties with respect to any Intellectual Property or Intellectual Property Licenses of any Grantor. Without limiting the generality of this Section 7(g)(iii), Grantors acknowledge and agree that no member of the Lender Group shall be under any obligation to take any steps necessary to preserve rights in the Collateral consisting of Intellectual Property or Intellectual Property Licenses against any other Person, but any member of the Lender Group may do so at its option from and after the occurrence and during the continuance of an Event of Default, and all expenses incurred in connection therewith (including reasonable fees and expenses of attorneys and other professionals) shall be for the sole account of Borrowers and shall be chargeable to the Loan Account.

(iv)   On each date on which a Compliance Certificate is to be delivered pursuant to Section 5.1 of the Credit Agreement (or, if an Event of Default has occurred and is continuing, more frequently if requested by Agent), each Grantor shall provide Agent with a written report of all new Patents, Trademarks or Copyrights that are registered or the subject of pending applications for registrations, and of all Intellectual Property Licenses that are material to the conduct of such Grantor's business, in each case, which were acquired, registered, or for which applications for registration were filed by any Grantor during the prior period and any statement of use or amendment to allege use with respect to intent-to-use trademark applications. In the case of such registrations or applications therefor, which were acquired by any Grantor, each such Grantor shall file the necessary documents with the appropriate Governmental Authority identifying the applicable Grantor as the owner (or as a co-owner thereof, if such is the case) of such Intellectual Property. In each of the foregoing cases, the applicable Grantor shall promptly cause to be prepared, executed, and delivered to Agent supplemental schedules to the applicable Loan Documents to identify such Patent, Trademark and Copyright registrations and applications therefor (with the exception of Trademark applications filed on an intent-to-use basis for which no statement of use or amendment to allege use has been filed) and Intellectual Property Licenses as being subject to the Security Interest created thereunder.

(v)   Anything to the contrary in this Agreement notwithstanding, in no event shall any Grantor, either itself or through any agent, employee, licensee, or designee, file an application for the registration of any Copyright with CIPO or any similar office or agency in another country without giving Agent written notice thereof at least 5 Business Days prior to such filing and complying with Section 7(g)(i). Upon receipt from CIPO or any other intellectual property office of notice of registration of any Copyright, each Grantor shall promptly (but in no event later than 5 Business Days following such receipt) notify (but without duplication of any notice required by Section 7(g)(iv)) Agent of such registration by delivering, or causing to be delivered, to Agent, documentation sufficient for Agent to perfect Agent's Liens on such Copyright. If any Grantor acquires from any Person any Copyright registered with CIPO or any other intellectual property office or an application to register any Copyright with CIPO or any other intellectual property office, such Grantor shall promptly (but in no event later than 5 Business Days following such acquisition) notify Agent of such acquisition and deliver, or cause to be delivered, to Agent, documentation sufficient for Agent to perfect Agent's Liens on such Copyright. In the case of such Copyright registrations or applications therefor which were acquired by any Grantor, each such Grantor shall promptly (but in no event later than 5 Business Days following such acquisition) file the necessary documents with the appropriate Governmental Authority identifying the applicable Grantor as the owner (or as a co-owner thereof, if such is the case) of such Copyrights.

(vi)   Each Grantor shall take reasonable steps to maintain the confidentiality of, and otherwise protect and enforce its rights in, the Intellectual Property that is necessary in or material to the conduct of such Grantor's business, including, as applicable (A) protecting the secrecy and confidentiality of its confidential information and trade secrets by having and enforcing a policy requiring all current employees, consultants, licensees, vendors and contractors with access to such information to execute appropriate confidentiality agreements; (B) taking actions reasonably necessary to ensure that no trade secret falls into the public domain; and (C) protecting the secrecy and confidentiality of the source code of all software programs and applications of which it is the owner or licensee by having and enforcing a policy requiring any licensees (or sublicensees) of such source code to enter into license agreements with commercially reasonable use and non-disclosure restrictions.

(vii)   No Grantor shall enter into any Intellectual Property License material to the conduct of the business to receive any license or rights in any Intellectual Property of any other Person unless such Grantor has used commercially reasonable efforts to permit the assignment of or grant of a security interest in such Intellectual Property License (and all rights of Grantor thereunder) to Agent (and any transferees of Agent).

(h)   Investment Property.

(i)   If any Grantor shall acquire, obtain, receive or become entitled to receive any Pledged Interests after the Closing Date, it shall promptly (and in any event within 5 Business Days of acquiring or obtaining such Collateral) deliver to Agent a duly executed Pledged Interests Addendum identifying such Pledged Interests.

(ii)   Upon the occurrence and during the continuance of an Event of Default, following the request of Agent, all sums of money and property paid or distributed in respect of the Investment Property that are received by any Grantor shall be held by the Grantors in trust for the benefit of Agent segregated from such Grantor's other property, and such Grantor shall deliver it forthwith to Agent in the exact form received.

(iii)   Each Grantor shall promptly deliver to Agent a copy of each material notice or other material communication received by it in respect of any Pledged Interests.

(iv)   No Grantor shall make or consent to any amendment or other modification or waiver with respect to any Pledged Interests, Pledged Operating Agreement, or Pledged Partnership Agreement, or enter into any agreement or permit to exist any restriction with respect to any Pledged Interests if the same is prohibited pursuant to the Loan Documents. If the organizational documents of any issuer restrict the transfer of the Equity Interests of such issuer, then the Grantor which owns such Equity Interests shall deliver to Agent a certified copy of a resolution of the directors, shareholders, unitholders or partners of such issuer, as applicable, consenting to the transfer contemplated by this Agreement, including any prospective transfer of such Equity Interests of such Grantor to Agent or any nominee or assignee of Agent upon a realization of such Equity Interests.

(v)   Each Grantor agrees that it will cooperate with Agent in obtaining all necessary approvals and making all necessary filings under federal, provincial, local, or foreign law to effect the perfection of the Security Interest on the Investment Property or to effect any sale or transfer thereof.

(vi)   As to all limited liability company or partnership interests, issued under any Pledged Operating Agreement or Pledged Partnership Agreement, each Grantor hereby covenants that the Pledged Interests issued pursuant to such agreement (A) expressly provide or shall provide that such interest is a Security, and (B) are not and will not be held by such Grantor in a securities account.

(i)   Real Property; Fixtures.   Each Grantor covenants and agrees that upon the acquisition of any fee interest in Real Property having a fair market value in excess of $500,000 it will promptly (and in any event within 2 Business Days of acquisition) notify Agent of the acquisition of such Real Property. Each Grantor acknowledges and agrees that, to the extent permitted by applicable law, all of the Collateral shall remain personal property regardless of the manner of its attachment or affixation to real property.

(j)   Transfers and Other Liens. Grantors shall not (i) sell, assign (by operation of law or otherwise) or otherwise dispose of, or grant any option with respect to, any of the Collateral, except as expressly permitted by the Credit Agreement, or (ii) create or permit to exist any Lien upon or with respect to any of the Collateral of any Grantor, except for Permitted Liens.   The inclusion of Proceeds in the Collateral shall not be deemed to constitute Agent's consent to any sale or other disposition of any of the Collateral except as expressly permitted in this Agreement or the other Loan Documents.

(k)   Controlled Accounts; Controlled Investments.

(i)   Each Grantor shall (A) establish and maintain cash management services of a type and on terms reasonably satisfactory to Agent at one or more of the banks set forth on Schedule 10 (each a "**Controlled Account Bank**"), and shall take reasonable steps to ensure that all of its and its Subsidiaries' Account Debtors forward payment of the amounts owed by them directly to such Controlled Account Bank, and (B) deposit or cause to be deposited promptly, and in any event no later than the first Business Day after the date of receipt thereof, all of their collections (including those sent directly by their Account Debtors to a Grantor) into a bank account of such Grantor (each, a "**Controlled Account**") at one of the Controlled Account Banks.

(ii)   Each Grantor shall establish and maintain Controlled Account Agreements with Agent and the applicable Controlled Account Bank, in form and substance reasonably acceptable to Agent. Each such Controlled Account Agreement shall provide, among other things, that (A) the Controlled Account Bank will comply with any instructions originated by Agent directing the disposition of the funds in such Controlled Account without further consent by the applicable Grantor, (B) the Controlled Account Bank waives, subordinates, or agrees not to exercise any rights of setoff or recoupment or any other claim against the applicable Controlled Account other than for payment of its service fees and other charges directly related to the administration of such Controlled Account and for returned checks or other items of payment, and (C) the Controlled Account Bank will forward, by daily sweep, all amounts in the applicable Controlled Account to the Agent's Account.

(iii)   So long as no Default or Event of Default has occurred and is continuing, Grantors may amend Schedule 10 to add or replace a Controlled Account Bank or Controlled Account and shall upon such addition or replacement provide to Agent an amended Schedule 10; provided, however, that (A) such prospective Controlled Account Bank shall be reasonably satisfactory to Agent, and (B) prior to the time of the opening of such Controlled Account, the applicable Grantor and such prospective Controlled Account Bank shall have executed and delivered to Agent a Controlled Account Agreement.   Each Grantor shall close any of its Controlled Accounts (and establish replacement Controlled Account accounts in accordance with the foregoing sentence) as promptly as practicable and in any event within forty-five (45) days after notice from Agent that the operating performance, funds transfer, or availability procedures or performance of the Controlled Account Bank with respect to Controlled Account Accounts or Agent's liability under any Controlled Account Agreement with such Controlled Account Bank is no longer acceptable in Agent's reasonable judgment.

(iv)   Other than (i) an aggregate amount of not more than $500,000 at any one time, in the case of Grantors and their Subsidiaries and (ii) amounts deposited into Deposit Accounts specially and exclusively used for payroll, payroll taxes and other employee wage and benefit payments to or for Grantors' or their Subsidiaries' employees, no Grantor will, and no Grantor will permit its Subsidiaries to, make, acquire, or permit to exist Permitted Investments consisting of cash, Cash Equivalents, or amounts credited to Deposit Accounts or Securities Accounts unless the applicable

Grantor or the applicable Subsidiary, as applicable, and the applicable bank or Securities Intermediary have entered into Control Agreements with Agent governing such Permitted Investments in order to perfect (and further establish) Agent's Liens in such Permitted Investments.

(l)   Name, Etc. No Grantor will, nor will any Grantor permit any of its Subsidiaries to, change its name, organizational identification number, jurisdiction of organization or organizational identity; provided, that any Grantor or any of its Subsidiaries may change its name upon at least 10 days prior written notice to Agent of such change.

(m)   Certificated Units. Subject to the applicable terms of the Credit Agreement and the other Loan Documents (including, without limitation, the Trust Agreement and Section 5.16 of the Credit Agreement), promptly (and in any event within 5 Business Days) after request by Agent, with respect to all Certificated Units owned by any Grantor and constituting (or intended to constitute) Collateral, each applicable Grantor shall deliver to Agent, a Certificate of Title for each such Certificated Unit and shall cause those Certificates of Title to be filed (with the Trust's Lien or the Agent's Lien noted thereon) in the appropriate filing office. Grantors hereby authorize Agent, in connection with any pledge by any Grantor of any additional Certificated Units to Agent, to supplement Schedule 12 to reflect all such additional Certificated Units. Subject to the applicable terms of the Credit Agreement and the other Loan Documents, if any Certificated Units constituting Collateral are disposed of in connection with a Permitted Disposition or otherwise with the written consent of the Required Lenders, then Grantors shall provide Agent with a replacement Schedule 12, in form and substance satisfactory to Agent, reflecting the removal of such disposed-of Certificated Units, whereupon that replacement Schedule 12 will replace the then-current Schedule 12.

(n)   Pledged Notes. Grantors (i) without the prior written consent of Agent, will not (A) waive or release any obligation of any Person that is obligated under any of the Pledged Notes, (B) take or omit to take any action or knowingly suffer or permit any action to be omitted or taken, the taking or omission of which would result in any right of offset against sums payable under the Pledged Notes, or (C) other than Permitted Dispositions, assign or surrender their rights and interests under any of the Pledged Notes or terminate, cancel, modify, change, supplement or amend the Pledged Notes, and (ii) shall provide to Agent copies of all material written notices (including notices of default) given or received with respect to the Pledged Notes promptly after giving or receiving such notice.

(o)   Credit Agreement. In addition to and not in substitution for any covenant, agreement, undertaking and condition contained in this Agreement, each Grantor does hereby covenant and agree with the Agent that it shall comply with, and ensure the compliance of, all covenants, agreements, undertakings and conditions in the Credit Agreement which are applicable to it, and each such covenant, agreement, undertaking and condition is hereby incorporated by reference, *mutatis mutandis*.

8.   Relation to Other Security Documents. The provisions of this Agreement shall be read and construed with the other Loan Documents referred to below in the manner so indicated.

(a)   Credit Agreement. In the event of any conflict between any provision in this Agreement and a provision in the Credit Agreement, such provision of the Credit Agreement shall control.

(b)   Patent, Trademark, Copyright Security Agreements. The provisions of the Copyright Security Agreements, Trademark Security Agreements, and Patent Security Agreements are supplemental to the provisions of this Agreement, and nothing contained in the Copyright Security Agreements, Trademark Security Agreements, or the Patent Security Agreements shall limit any of the rights or remedies of Agent hereunder. In the event of any conflict between any provision in this Agreement and a provision in a Copyright Security Agreement, Trademark Security Agreement or Patent Security Agreement, such provision of this Agreement shall control.

9. <u>Further Assurances</u>.

(a)   Each Grantor agrees that from time to time, at its own expense, such Grantor will promptly execute and deliver all further instruments and documents, and take all further action, that Agent may reasonably request, in order to perfect and protect the Security Interest granted hereby, to create, perfect or protect the Security Interest purported to be granted hereby or to enable Agent to exercise and enforce its rights and remedies hereunder with respect to any of the Collateral.

(b)   Each Grantor authorizes the filing by Agent of financing or continuation statements, or amendments thereto, and such Grantor will execute and deliver to Agent such other instruments or notices, as Agent may reasonably request, in order to perfect and preserve the Security Interest granted or purported to be granted hereby.

(c)   Each Grantor authorizes Agent at any time and from time to time to file, transmit, or communicate, as applicable, financing statements and amendments (i) describing the Collateral as "all personal property of debtor" or "all assets of debtor" or words of similar effect, (ii) describing the Collateral as being of equal or lesser scope or with greater detail, or (iii) that contain any information required by the PPSA for the sufficiency or filing office acceptance. Each Grantor also hereby ratifies any and all financing statements or amendments previously filed by Agent in any jurisdiction.

(d)   Each Grantor acknowledges that it is not authorized to file any financing statement or amendment or termination statement with respect to any financing statement filed in connection with this Agreement without the prior written consent of Agent, subject to such Grantor's rights under the PPSA.

(e)   To the extent permitted by applicable law, each Grantor waives its right to receive a copy of any financing statement or financing change statement registered by or on behalf of Agent, or any verification statement with respect to any financing or financing change statement registered by or on behalf of Agent.

10.   <u>Agent's Right to Perform Contracts, Exercise Rights, etc</u>. Upon the occurrence and during the continuance of an Event of Default, Agent (or its designee) (a) may proceed to perform any and all of the obligations of any Grantor contained in any contract, lease, or other agreement and exercise any and all rights of any Grantor therein contained as fully as such Grantor itself could, (b) shall have the right to use any Grantor's rights under Intellectual Property Licenses in connection with the enforcement of Agent's rights hereunder, including the right to prepare for sale and sell any and all Inventory and Equipment now or hereafter owned by any Grantor and now or hereafter covered by such licenses, and (c) shall have the right to request that any Equity Interests that are pledged hereunder be registered in the name of Agent or any of its nominees.

11.   <u>Agent Appointed Attorney-in-Fact</u>. Each Grantor hereby irrevocably appoints Agent (or any of its officers) and any Receiver appointed by the court or Agent as provided herein its attorney, with full authority in the place and stead of such Grantor and in the name of such Grantor or otherwise, at such time as an Event of Default has occurred and is continuing under the Credit Agreement, to take any action (including, without limitation, acting as Trust Agent to direct the Trust) and to execute any instrument which Agent may reasonably deem necessary or advisable to accomplish the purposes of this Agreement, including:

(a)   to ask, demand, collect, sue for, recover, compromise, receive and give acquittance and receipts for moneys due and to become due under or in connection with the Accounts or any other Collateral of such Grantor;

(b)   to receive and open all mail addressed to such Grantor and to notify postal authorities to change the address for the delivery of mail to such Grantor to that of Agent;

(c)   to receive, endorse, and collect any drafts, cheques, or other Instruments, Documents of Title, Negotiable Collateral or Chattel Paper;

(d)   to file any claims, proofs of claim, and other documents or take any action or institute any proceedings which Agent may deem necessary or desirable for the collection of any of the Collateral of such Grantor or otherwise to enforce the rights of Agent with respect to any of the Collateral or to prove its claim in any bankruptcy, proposed winding-up, or other proceeding relating to such Grantor;

(e)   to repair, alter, or supply goods, if any, necessary to fulfill in whole or in part the purchase order of any Person obligated to such Grantor in respect of any Account of such Grantor;

(f)   to use any Intellectual Property or Intellectual Property Licenses of such Grantor, including but not limited to any labels, Patents, Trademarks, trade names, URLs, domain names, industrial designs, Copyrights, or advertising matter, in preparing for sale, advertising for sale, or selling Inventory or other Collateral and to collect any amounts due under Accounts, contracts or Negotiable Collateral of such Grantor; and

(g)   Agent, on behalf of the Lender Group or the Bank Product Providers, shall have the right, but shall not be obligated, to bring suit in its own name to enforce the Intellectual Property and Intellectual Property Licenses and, if Agent shall commence any such suit, the appropriate Grantor shall, at the request of Agent, do any and all lawful acts and execute any and all proper documents reasonably required by Agent in aid of such enforcement.

To the extent permitted by law, each Grantor hereby ratifies all that such attorney shall lawfully do or cause to be done by virtue hereof. This power of attorney is coupled with an interest and shall be irrevocable until this Agreement is terminated.

12.   <u>Agent May Perform</u>. If any Grantor fails to perform any agreement contained herein, Agent may itself perform, or cause performance of, such agreement, and the reasonable expenses of Agent incurred in connection therewith shall be payable, jointly and severally, by Grantors.

13.   <u>Agent's Duties</u>. The powers conferred on Agent hereunder are solely to protect Agent's interest in the Collateral, for the benefit of the Lender Group and the Bank Product Providers, and shall not impose any duty upon Agent to exercise any such powers. Except for the safe custody of any Collateral in its actual possession and the accounting for moneys actually received by it hereunder, Agent shall have no duty as to any Collateral or as to the taking of any necessary steps to preserve rights against prior parties or any other rights pertaining to any Collateral. Agent shall be deemed to have exercised reasonable care in the custody and preservation of any Collateral in its actual possession if such Collateral is accorded treatment substantially equal to that which Agent accords its own property.

14.   <u>Collection of Accounts, General Intangibles and Negotiable Collateral</u>. At any time upon the occurrence and during the continuance of an Event of Default, Agent or Agent's designee may (a) notify Account Debtors of any Grantor that the Accounts, General Intangibles, Chattel Paper or Negotiable Collateral of such Grantor have been assigned to Agent, for the benefit of the Lender Group and the Bank Product Providers, or that Agent has a security interest therein, and (b) collect the Accounts, General Intangibles and Negotiable Collateral of any Grantor directly, and any collection costs and expenses shall constitute part of such Grantor's Secured Obligations under the Loan Documents.

15.   <u>Disposition of Pledged Interests by Agent</u>. None of the Pledged Interests existing as of the date of this Agreement are, and none of the Pledged Interests hereafter acquired on the date of acquisition thereof will be, registered or qualified under the various federal, state, or provincial securities laws of the United States or Canada and disposition thereof after an Event of Default may be restricted to one or more private (instead of public) sales in view of the lack of such registration. Each Grantor understands that in connection with such disposition, Agent may approach only a restricted number of

potential purchasers and further understands that a sale under such circumstances may yield a lower price for the Pledged Interests than if the Pledged Interests were registered and qualified pursuant to federal, state, or provincial securities laws and sold on the open market. Each Grantor, therefore, agrees that: (a) if Agent shall, pursuant to the terms of this Agreement, sell or cause the Pledged Interests or any portion thereof to be sold at a private sale, Agent shall have the right to rely upon the advice and opinion of any nationally recognized brokerage or investment firm (but shall not be obligated to seek such advice and the failure to do so shall not be considered in determining the commercial reasonableness of such action) as to the best manner in which to offer the Pledged Interest or any portion thereof for sale and as to the best price reasonably obtainable at the private sale thereof; and (b) such reliance shall be conclusive evidence that Agent has handled the disposition in a commercially reasonable manner.

16.   <u>Voting and Other Rights in Respect of Pledged Interests</u>.

(a)   Upon the occurrence and during the continuation of an Event of Default, (i) Agent may, at its option, and with 2 Business Days' prior notice to any Grantor, and in addition to all rights and remedies available to Agent under any other agreement, at law, in equity, or otherwise, exercise all voting rights, or any other ownership or consensual rights (including any dividend or distribution rights) in respect of the Pledged Interests owned by such Grantor, but under no circumstances is Agent obligated by the terms of this Agreement to exercise such rights, and (ii) if Agent duly exercises its right to vote any of such Pledged Interests, each Grantor hereby appoints Agent as its true and lawful attorney and grants to Agent an irrevocable proxy to vote such Pledged Interests in any manner Agent deems advisable for or against all matters submitted or which may be submitted to a vote of shareholders, partners or members, as the case may be. The power-of-attorney and proxy granted hereby is coupled with an interest and shall be irrevocable.

(b)   For so long as any Grantor shall have the right to vote the Pledged Interests owned by it, such Grantor covenants and agrees that it will not, without the prior written consent of Agent, vote or take any consensual action with respect to such Pledged Interests which would materially adversely affect the rights of Agent, the other members of the Lender Group, or the Bank Product Providers, or the value of the Pledged Interests.

17.   <u>Remedies</u>. Upon the occurrence and during the continuance of an Event of Default:

(a)   Agent may, and, at the instruction of the Required Lenders, shall exercise in respect of the Collateral, in addition to other rights and remedies provided for herein, in the other Loan Documents, or otherwise available to it, all the rights and remedies of a secured party on default under the PPSA or any other applicable law. Without limiting the generality of the foregoing, each Grantor expressly agrees that, in any such event, Agent without demand of performance or other demand, advertisement or notice of any kind (except a notice specified below of time and place of public or private sale) to or upon any Grantor or any other Person (all and each of which demands, advertisements and notices are hereby expressly waived to the maximum extent permitted by the PPSA or any other applicable law), may (i) take immediate possession of all or any portion of the Collateral and, to that end, each Grantor agrees that Agent, its servants or agents or any Receiver may, at any time, during the day or night, enter upon lands and premises where the Collateral may be found for the purpose of taking possession of and/or removing the Collateral or any part thereof, (ii) require Grantors to, and each Grantor hereby agrees that it will at its own expense and upon request of Agent forthwith, assemble all or part of the Collateral as directed by Agent and make it available to Agent at one or more locations where such Grantor regularly maintains Inventory, (iii) take such action or do such things as to render any Equipment unusable, and (iv) without notice except as specified below, sell the Collateral or any part thereof in one or more parcels at public or private sale, at any of Agent's offices or elsewhere, for cash, on credit, and upon such other terms as Agent may deem commercially reasonable. In the event of the Agent taking possession of the Collateral, or any part thereof, the Agent shall have the right to maintain the same upon the premises on which the Collateral may then be situated. Each Grantor agrees that, to the extent notification of sale shall be required by law, at least ten (10) days notification by mail to the applicable Grantor of the time and place of any public sale or the time after which any private sale is to be made shall constitute reasonable notification. Agent shall not be obligated to make any sale of Collateral regardless of notification of sale having been given. Agent may adjourn any public sale from time to time by announcement at the time and place fixed therefor, and such sale may, without further notice, be made at the time and place to which it was so adjourned. Each Grantor agrees that (A) the Internet shall constitute a place and (B) to the extent notification of sale shall be required by law, notification by mail of the URL where a sale will occur and the time when a sale will commence at least ten (10) days prior to the sale shall constitute a reasonable notification. Each Grantor agrees that any sale of Collateral to a licensor pursuant to the terms of a license agreement between such licensor and a Grantor is sufficient to constitute a commercially reasonable sale (including as to method, terms, manner, and time). Any sale, lease or disposition of any Collateral shall be on such terms and conditions as to credit and otherwise and as to upset or reserve bid or price as the Agent, in its sole discretion, may seem advantageous. If such sale, transfer or disposition is made on credit or part cash and part credit, Agent need only credit against the Secured Obligations the actual cash received at the time of the sale. Any payments made pursuant to any credit granted at the time of the sale shall be credited against the Secured Obligations as they are received. Agent may buy in or rescind or vary any contract for sale of all or any of the Collateral and may resell without being answerable for any loss occasioned thereby. Any such sale, lease or disposition may take place whether or not Agent has taken possession of the Collateral. Agent may, before any such sale, lease or disposition, perform any commercially reasonable repair, processing or preparation for disposition and the amount so paid or expended shall be deemed advanced to the Grantors by Agent, shall become part of the Secured Obligations, shall bear interest at the highest rate per annum charged by Agent on the Secured Obligations or any part thereof and shall be secured by this Agreement.

(b)   No person dealing with Agent or its servants shall be concerned to inquire whether the security hereby constituted has become enforceable, whether the powers which Agent is purporting to exercise have become exercisable, whether any money remains due on the security of the Collateral, as to the necessity or expedience of the stipulations and conditions subject to which any sale, lease or disposition shall be made, otherwise as to the propriety or regularity of any sale or any other dealing by Agent with the Collateral or to see to the application of any money paid to Agent. In the absence of fraud on the part of such persons, such dealings shall be deemed, so far as regards the safety and protection of such person, to be within the powers hereby conferred and to be valid and effective accordingly.

(c)   Agent is hereby granted a license or other right to use, without liability for royalties or any other charge, each Grantor's Intellectual Property, including but not limited to, any labels, Patents, Trademarks, trade names, URLs, domain names, industrial designs, Copyrights, and advertising matter, whether owned by any Grantor or with respect to which any Grantor has rights under license, sublicense, or other agreements (including any Intellectual Property License), as it pertains to the Collateral, in preparing for sale, advertising for sale and selling any Collateral, and each Grantor's rights under all licenses and all franchise agreements shall inure to the benefit of Agent. To the extent that a Grantor is expressly prohibited by any agreement to which it is a party from granting such license or other right to use, such Grantor shall hold its interest in the right to use and assign, license, or sublicense the property in respect of which the grant of a license or other right to use is expressly prohibited in trust for Agent.

(d)   Agent may, in addition to other rights and remedies provided for herein, in the other Loan Documents, or otherwise available to it under applicable law and without the requirement of notice to or upon any Grantor or any other Person (which notice is hereby expressly waived to the maximum extent permitted by the PPSA or any other applicable law), (i) with respect to any Grantor's Deposit Accounts that are subject to Control Agreements in favour of Agent, instruct the bank maintaining such Deposit Account for the applicable Grantor to pay the balance of such Deposit Account to or for the benefit of Agent, and (ii) with respect to any Grantor's Securities Accounts that are subject to Control Agreements in favour of Agent, instruct the Securities Intermediary maintaining such Securities Account for the applicable Grantor to (A) transfer any cash in such Securities Account to or for the benefit of Agent, or (B) liquidate any Financial Assets in such Securities Account that are customarily sold on a recognized market and transfer the cash proceeds thereof to or for the benefit of Agent.

(e)   Any cash held by Agent as Collateral and all cash proceeds received by Agent in respect of any sale of, collection from, or other realization upon all or any part of the Collateral shall be applied against the Secured Obligations in the order set forth in the Credit Agreement.   In the event the proceeds of Collateral are insufficient to satisfy all of the Secured Obligations in full, each Grantor shall remain jointly and severally liable for any such deficiency.

(f)   Each Grantor hereby acknowledges that the Secured Obligations arise out of a commercial transaction, and agrees that if an Event of Default shall occur and be continuing Agent shall have the right to institute proceeds in any court of competent jurisdiction for sale or foreclosure of all or any part of the Collateral without notice. Agent shall have the right to the appointment of a receiver, interim receiver, manager, receiver-manager, or a receiver and manager (each a "**Receiver**") for the properties and assets of each Grantor or may institute proceedings in any court of competent jurisdiction for the appointment of such a Receiver, and each Grantor hereby consents to such rights and such appointment and hereby waives any objection such Grantor may have thereto or the right to have a bond or other security posted by Agent. Any such Receiver is hereby given and shall have the same powers and rights and exclusions and limitations of liability as Agent has under this Agreement, at law or in equity. To the extent permitted by applicable law, any Receiver appointed by Agent shall (for purposes relating to responsibility for the Receiver's acts or omissions) be considered to be the agent of any such Grantor and not of the Agent, any other member of the Lender Group or any Bank Product Provider. Agent may from time to time fix the Receiver's remuneration and the Grantors shall pay the amount of such remuneration to Agent. Agent may appoint one or more Receivers hereunder and may remove any such Receiver or Receivers and appoint another or others in his or their stead from time to time. Any Receiver so appointed may be an officer or employee of Agent. A court need not appoint, ratify the appointment by Agent of or otherwise supervise in any manner the actions of any Receiver. Upon the Grantors receiving notice from Agent of the taking of possession of the Collateral or the appointment of a Receiver, all powers, functions, rights and privileges of each of the directors and officers of the Grantors with respect to the Collateral shall cease, unless specifically continued by the written consent of Agent.

(g)   Agent may carry on, or concur in the carrying on of, all or any part of the business or undertaking of a Grantor, may, to the exclusion of all others, including the Grantors, enter upon, occupy and use all or any of the premises, buildings, plant and undertaking of or occupied or used by the Grantors and may use all or any of the tools, machinery, Equipment and General Intangibles of the Grantors for such time as Agent sees fit, free of charge, to carry on the business of the Grantors and, if applicable, to manufacture or complete the manufacture of any Inventory and to pack and ship the finished product.

(h)   Agent may seize, collect, realize, dispose of, enforce, release to third parties or otherwise deal with the Collateral or any part thereof in such manner, upon such terms and conditions and at such time or times as may seem to it advisable, all of which without notice to the Grantors except as otherwise required by any applicable law. Agent may, but shall not be obligated to, in its name or in the name of the Grantors or otherwise, demand, sue for, collect and receive any Collateral and with or without notice to the Grantors, give such receipts, discharges and extensions of time and make such compromises or settlements deemed desirable with respect to any of the Collateral. Agent may charge on its own behalf and pay to others, sums for costs and expenses incurred including, without limitation, legal fees and expenses on a solicitor and his own client scale and Receivers' and accounting fees, in or in connection with seizing, collecting, realizing, disposing, enforcing or otherwise dealing with the Collateral and in connection with the protection and enforcement of the rights of Agent hereunder, including, without limitation, in connection with advice with respect to any of the foregoing. The amount of such sums shall be deemed advanced to the Grantors by Agent, shall become part of the Secured Obligations, shall bear interest at the highest rate per annum charged by Agent on the Secured Obligations or any part thereof and shall be secured by this Agreement.

(i)   To the extent that applicable law imposes duties on Agent to exercise remedies in a commercially reasonable manner, and without prejudice to the ability of Agent to dispose of the Collateral in any such manner, each Grantor acknowledges and agrees that it is not commercially unreasonable for Agent (i) to incur expenses reasonably deemed significant by Agent to prepare the

Collateral for disposition, (ii) to fail to obtain third party consents for access to the Collateral to be disposed of, (iii) to fail to exercise collection remedies against Account Debtors obligated on the Collateral or to remove Liens against the Collateral, (iv) to exercise collection remedies against each Grantor directly or through the use of collection agencies, (v) to dispose of Collateral by way of public auction, public tender or private contract, with or without advertising and without any other formality, (vi) to contact other Persons, whether or not in the same business of the Grantors, for expressions of interest in acquiring all or any portion of the Collateral, (vii) to hire one or more professional auctioneers to assist in the disposition of the Collateral, whether or not the Collateral is of a specialized nature or an upset or reserve bid or price is established, and (viii) to dispose of Collateral in whole or in part.

(j)   Agent is authorized, in connection with any offer or sale of any Equity Interests or any Collateral that is a Security Entitlement, to comply with any limitation or restriction as it may be advised by counsel is necessary to comply with applicable law, including compliance with procedures that may restrict the number of prospective bidders and purchasers, requiring that prospective bidders and purchasers have certain qualifications, and restricting prospective bidders and purchasers to Persons who will represent and agree that they are purchasing for their own account or investment and not with a view to the distribution or resale of such Equity Interests or Security Entitlements. Each Grantor further agrees that compliance with any such limitation or restriction will not result in a sale being considered or deemed not to have been made in a commercially reasonable manner, and Agent will not be liable or accountable to Grantors for any discount allowed by reason of the fact that such Equity Interests or Security Entitlements are sold in compliance with any such limitation or restriction. If Agent chooses to exercise its right to sell any or all Equity Interests or Security Entitlements, upon written request, the relevant Grantor will cause each applicable issuer to furnish to Agent all such information as Agent may request in order to determine the number of shares and other instruments included in the Collateral which may be sold by Agent in exempt transactions under any laws governing securities, and the rules and regulations of any applicable securities regulatory thereunder, as the same are from time to time in effect.

(k)   Upon notice to the Grantors and subject to any obligation to dispose of any of the Collateral, as provided in the PPSA, Agent may elect to retain all or any part of the Collateral in satisfaction of the Secured Obligations or any of them.

(l)   Agent may pay any encumbrance that may exist or be threatened against the Collateral. In addition, Agent may borrow money required for the maintenance, preservation or protection of the Collateral or for the carrying on of the business or undertaking of a Grantor and may grant further security interests in the Collateral in priority to the security interest created hereby as security for the money so borrowed. In every such case the amounts so paid or borrowed together with costs, charges and expenses incurred in connection therewith shall be deemed to have been advanced to the Grantors by Agent, shall become part of the Secured Obligations, shall bear interest at the highest rate per annum charged by Agent on the Secured Obligations or any part thereof and shall be secured by this Agreement.

18.   Remedies Cumulative. Each right, power, and remedy of Agent, any other member of the Lender Group, or any Bank Product Provider as provided for in this Agreement, the other Loan Documents or any Bank Product Agreement now or hereafter existing at law or in equity or by statute or otherwise shall be cumulative and concurrent and shall be in addition to every other right, power, or remedy provided for in this Agreement, the other Loan Documents and the Bank Product Agreements or now or hereafter existing at law or in equity or by statute or otherwise, and the exercise or beginning of the exercise by Agent, any other member of the Lender Group, or any Bank Product Provider, of any one or more of such rights, powers, or remedies shall not preclude the simultaneous or later exercise by Agent, such other member of the Lender Group or such Bank Product Provider of any or all such other rights, powers, or remedies. Each Grantor acknowledges that if it fails to perform or observe its obligations hereunder, no remedy at law will provide adequate relief to Agent, any other member of the Lender Group, or any Bank Product Provider, and each Grantor agrees that Agent (for and on behalf of any other member of the Lender Group or any Bank Product Provider) shall be entitled to seek temporary and permanent injunctive relief in any such case without the necessity of proving irreparable harm.

19.   Marshaling. Agent shall not be required to marshal any present or future collateral security (including but not limited to the Collateral) for, or other assurances of payment of, the Secured Obligations or any of them or to resort to such collateral security or other assurances of payment in any particular order, and all of its rights and remedies hereunder and in respect of such collateral security and other assurances of payment shall be cumulative and in addition to all other rights and remedies, however existing or arising. To the extent that it lawfully may, each Grantor hereby agrees that it will not invoke any law relating to the marshaling of collateral which might cause delay in or impede the enforcement of Agent's rights and remedies under this Agreement or under any other instrument creating or evidencing any of the Secured Obligations or under which any of the Secured Obligations is outstanding or by which any of the Secured Obligations is secured or payment thereof is otherwise assured, and, to the extent that it lawfully may, each Grantor hereby irrevocably waives the benefits of all such laws.

20.   No Merger. Neither the taking of any judgment nor the exercise of any power of seizure or sale shall operate to extinguish the liability of the Grantors to make payment of or satisfy the Secured Obligations. The acceptance of any payment or alternate security shall not constitute or create any novation and the taking of a judgment or judgments under any of the covenants herein contained shall not operate as a merger of such covenants.

21.   Indemnity and Expenses.

(a)   Each Grantor agrees to indemnify Agent and the other members of the Lender Group from and against all claims, lawsuits and liabilities (including reasonable attorneys' fees) growing out of or resulting from this Agreement (including enforcement of this Agreement) or any other Loan Document to which such Grantor is a party, except claims, losses or liabilities resulting from the gross negligence or willful misconduct of the party seeking indemnification as determined by a final non-appealable order of a court of competent jurisdiction. This provision shall survive the termination of this Agreement and the Credit Agreement and the repayment of the Secured Obligations.

(b)   Grantors, jointly and severally, shall, upon demand, pay to Agent (or Agent, may charge to the Loan Account) all the Lender Group Expenses which Agent may incur in connection with (i) the administration of this Agreement, (ii) the custody, preservation, use or operation of, or, upon an Event of Default, the sale of, collection from, or other realization upon, any of the Collateral in accordance with this Agreement and the other Loan Documents, (iii) the exercise or enforcement of any of the rights of Agent hereunder or (iv) the failure by any Grantor to perform or observe any of the provisions hereof.

22.   Merger, Amendments; Etc. THIS AGREEMENT, TOGETHER WITH THE OTHER LOAN DOCUMENTS, REPRESENTS THE FINAL AGREEMENT BETWEEN THE PARTIES AND MAY NOT BE CONTRADICTED BY EVIDENCE OF PRIOR, CONTEMPORANEOUS OR ORAL AGREEMENTS OF THE PARTIES. THERE ARE NO UNWRITTEN AGREEMENTS BETWEEN THE PARTIES. No waiver of any provision of this Agreement, and no consent to any departure by any Grantor herefrom, shall in any event be effective unless the same shall be in writing and signed by Agent, and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given. No amendment of any provision of this Agreement shall be effective unless the same shall be in writing and signed by Agent and each Grantor to which such amendment applies.

23.   Addresses for Notices. All notices and other communications provided for hereunder shall be given in the form and manner and delivered to Agent at its address specified in the Credit Agreement, and to any of the Grantors at Administrative Borrower's address specified in the Credit Agreement or, as to any party, at such other address as shall be designated by such party in a written notice to the other party.

24.   Continuing Security Interest: Assignments under Credit Agreement.

(a)   This Agreement shall create a continuing security interest in the Collateral and shall (i) remain in full force and effect until the Obligations have been paid in full in accordance with the provisions of the Credit Agreement and the Commitments have expired or have been terminated, (ii) be binding upon each Grantor, and their respective successors and assigns, and (iii) inure to the benefit of, and be enforceable by, Agent, and its successors, transferees and assigns. Without limiting the generality of the foregoing clause (iii), any Lender may, in accordance with the provisions of the Credit Agreement, assign or otherwise transfer all or any portion of its rights and obligations under the Credit Agreement to any other Person, and such other Person shall thereupon become vested with all the benefits in respect thereof granted to such Lender herein or otherwise. Upon payment in full of the Secured Obligations in accordance with the provisions of the Credit Agreement and the expiration or termination of the Commitments, the Guaranty made and the Security Interest granted hereby shall terminate and all rights to the Collateral shall revert to Grantors or any other Person entitled thereto. At such time, upon Administrative Borrower's request, Agent will authorize the filing of appropriate termination statements to terminate such Security Interest. No transfer or renewal, extension, assignment, or termination of this Agreement or of the Credit Agreement, any other Loan Document, or any other instrument or document executed and delivered by any Grantor to Agent nor any additional Revolving Loans or other loans made by any Lender to Borrowers, nor the taking of further security, nor the retaking or re-delivery of the Collateral to Grantors, or any of them, by Agent, nor any other act of the Lender Group or the Bank Product Providers, or any of them, shall release any Grantor from any obligation, except a release or discharge executed in writing by Agent in accordance with the provisions of the Credit Agreement. Agent shall not by any act, delay, omission or otherwise, be deemed to have waived any of its rights or remedies hereunder, unless such waiver is in writing and signed by Agent and then only to the extent therein set forth. A waiver by Agent of any right or remedy on any occasion shall not be construed as a bar to the exercise of any such right or remedy which Agent would otherwise have had on any other occasion.

(b)   Each Grantor agrees that, if any payment made by any Grantor or other Person and applied to the Secured Obligations is at any time annulled, avoided, set, aside, rescinded, invalidated, declared to be fraudulent or preferential or otherwise required to be refunded or repaid, or the proceeds of any Collateral are required to be returned by Agent, any other member of the Lender Group, or any Bank Product Provider to such Grantor, its estate, trustee, receiver or any other party, including any Grantor, under any bankruptcy law, state, provincial, federal, or municipal law, common law or equitable cause, then, to the extent of such payment or repayment, any Lien or other Collateral securing such liability shall be and remain in full force and effect, as fully as if such payment had never been made. If, prior to any of the foregoing, (i) any Lien or other Collateral securing such Grantor's liability hereunder shall have been released or terminated by virtue of the foregoing clause (a), or (ii) any provision of the Guaranty hereunder shall have been terminated, cancelled or surrendered, such Lien, other Collateral or provision shall be reinstated in full force and effect and such prior release, termination, cancellation or surrender shall not diminish, release, discharge, impair or otherwise affect the obligations of any such Grantor in respect of any Lien or other Collateral securing such obligation or the amount of such payment.

25.   Survival. All representations and warranties made by the Grantors in this Agreement and in the certificates or other instruments delivered in connection with or pursuant to this Agreement shall be considered to have been relied upon by the other parties hereto and shall survive the execution and delivery of this Agreement and the making of any loans and issuance of any letters of credit, regardless of any investigation made by any such other party or on its behalf and notwithstanding that Agent, Issuing Bank, any other member of the Lender Group, or any Bank Product Provider may have had notice or knowledge of any Default or Event of Default or incorrect representation or warranty at the time any credit or Bank Product is extended or any letter of credit is issued, and shall continue in full force and effect as long as the principal of or any accrued interest on any loan or any fee or any other amount payable under the Credit Agreement is outstanding and unpaid or any letter of credit or Bank Product is outstanding and so long as the Commitments have not expired or terminated.

26.   CHOICE OF LAW AND VENUE; JURY TRIAL WAIVER; JUDICIAL REFERENCE PROVISION.

(a)   THE VALIDITY OF THIS AGREEMENT, THE CONSTRUCTION, INTERPRETATION, AND ENFORCEMENT HEREOF, THE RIGHTS OF THE PARTIES HERETO WITH RESPECT TO ALL MATTERS ARISING HEREUNDER OR RELATED HERETO, AND ANY CLAIMS, CONTROVERSIES OR DISPUTES ARISING HEREUNDER OR RELATED HERETO SHALL BE DETERMINED UNDER, GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE PROVINCE OF ALBERTA AND THE FEDERAL LAWS OF CANADA APPLICABLE THEREIN.

(b)   THE PARTIES AGREE THAT ALL ACTIONS OR PROCEEDINGS ARISING IN CONNECTION WITH THIS AGREEMENT SHALL BE TRIED AND LITIGATED ONLY IN THE COURTS OF THE PROVINCE OF ALBERTA; PROVIDED, THAT ANY SUIT SEEKING ENFORCEMENT AGAINST ANY COLLATERAL OR OTHER PROPERTY MAY BE BROUGHT, AT AGENT'S OPTION, IN THE COURTS OF ANY JURISDICTION WHERE AGENT ELECTS TO BRING SUCH ACTION OR WHERE SUCH COLLATERAL OR OTHER PROPERTY MAY BE FOUND. EACH GRANTOR AND AGENT WAIVE, TO THE EXTENT PERMITTED UNDER APPLICABLE LAW, ANY RIGHT EACH MAY HAVE TO ASSERT THE DOCTRINE OF *FORUM NON CONVENIENS* OR TO OBJECT TO VENUE TO THE EXTENT ANY PROCEEDING IS BROUGHT IN ACCORDANCE WITH THIS SECTION 26(b).

(c)   TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, EACH GRANTOR AND AGENT HEREBY WAIVE THEIR RESPECTIVE RIGHTS, IF ANY, TO A JURY TRIAL OF ANY CLAIM, CONTROVERSY, DISPUTE OR CAUSE OF ACTION DIRECTLY OR INDIRECTLY BASED UPON OR ARISING OUT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREIN, INCLUDING CONTRACT CLAIMS, TORT CLAIMS, BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW OR STATUTORY CLAIMS (EACH A "**CLAIM**"). EACH GRANTOR AND AGENT REPRESENT THAT EACH HAS REVIEWED THIS WAIVER AND EACH KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL. IN THE EVENT OF LITIGATION, A COPY OF THIS AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

(d)   EACH GRANTOR HEREBY IRREVOCABLY AND UNCONDITIONALLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF THE COURTS LOCATED IN THE PROVINCE OF ALBERTA IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR FOR RECOGNITION OR ENFORCEMENT OF ANY JUDGMENT. EACH OF THE PARTIES HERETO AGREES THAT A FINAL JUDGMENT IN ANY SUCH ACTION OR PROCEEDING SHALL BE CONCLUSIVE AND MAY BE ENFORCED IN OTHER JURISDICTIONS BY SUIT ON THE JUDGMENT OR IN ANY OTHER MANNER PROVIDED BY LAW. NOTHING IN THIS AGREEMENT SHALL AFFECT ANY RIGHT THAT AGENT MAY OTHERWISE HAVE TO BRING ANY ACTION OR PROCEEDING RELATING TO THIS AGREEMENT AGAINST ANY GRANTOR OR ITS PROPERTIES IN THE COURTS OF ANY JURISDICTION.

(e)   NO CLAIM MAY BE MADE BY ANY GRANTOR AGAINST AGENT, THE SWING LENDER, ANY OTHER LENDER, ISSUING BANK, OR THE UNDERLYING ISSUER, OR ANY AFFILIATE, DIRECTOR, OFFICER, EMPLOYEE, COUNSEL, REPRESENTATIVE, AGENT, OR ATTORNEY-IN-FACT OF ANY OF THEM FOR ANY SPECIAL, INDIRECT, CONSEQUENTIAL, OR PUNITIVE DAMAGES IN RESPECT OF ANY CLAIM FOR BREACH OF CONTRACT OR ANY OTHER THEORY OF LIABILITY ARISING OUT OF OR RELATED TO THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, OR ANY ACT, OMISSION, OR EVENT OCCURRING IN CONNECTION HEREWITH, AND EACH GRANTOR HEREBY WAIVES, RELEASES, AND AGREES NOT TO SUE UPON ANY CLAIM FOR SUCH DAMAGES, WHETHER OR NOT ACCRUED AND WHETHER OR NOT KNOWN OR SUSPECTED TO EXIST IN ITS FAVOUR.

27.   New Subsidiaries. Pursuant to Section 5.11 of the Credit Agreement, certain Subsidiaries (whether by acquisition or creation) of any Grantor are required to enter into this Agreement

by executing and delivering in favour of Agent a Joinder to this Agreement in substantially the form of Annex 1. Upon the execution and delivery of Annex 1 by any such new Subsidiary, such Subsidiary shall become a Guarantor and Grantor hereunder with the same force and effect as if originally named as a Guarantor and Grantor herein. The execution and delivery of any instrument adding an additional Guarantor or Grantor as a party to this Agreement shall not require the consent of any Guarantor or Grantor hereunder. The rights and obligations of each Guarantor and Grantor hereunder shall remain in full force and effect notwithstanding the addition of any new Guarantor or Grantor hereunder. In the event a Grantor amalgamates with any other Person, it is the intention of the parties that the Security Interest will (a) extend to all of the property and assets that (i) any of the amalgamating Persons own, or (ii) the amalgamated Person thereafter acquires, and (b) secure the payment and performance of all debts, liabilities and obligations, present or future, direct or indirect, absolute or contingent, matured or unmatured, at any time or from time to time due or accruing due and owing by or otherwise payable by any of the amalgamating Persons and the amalgamated Person to Agent, any other member of the Lender Group and any Bank Product Provider in any currency pursuant to or in connection with the Credit Agreement and the other Loan Documents, whether incurred prior to, or at the time of, or subsequent to, any amalgamation. The Security Interest will attach to the property and assets of the amalgamating Persons not previously subject to this Agreement at the time of amalgamation and to any property or assets thereafter owned or acquired by the amalgamated Person when same becomes owned or is acquired. Upon any such amalgamation, the defined term Grantor means, collectively, each of the amalgamating Person and the amalgamated Person, the defined term Collateral means all of the property, assets, undertaking and interests described in clause (a) above, and the defined term Secured Obligations means the obligations described in clause (b) above.

28.   Agent. Each reference herein to any right granted to, benefit conferred upon or power exercisable by the "Agent" shall be a reference to Agent, for the benefit of each member of the Lender Group and each of the Bank Product Providers.

29.   Miscellaneous.

(a)   This Agreement is a Loan Document. This Agreement may be executed in any number of counterparts and by different parties on separate counterparts, each of which, when executed and delivered, shall be deemed to be an original, and all of which, when taken together, shall constitute but one and the same Agreement. Delivery of an executed counterpart of this Agreement by telefacsimile or other electronic method of transmission shall be equally as effective as delivery of an original executed counterpart of this Agreement. Any party delivering an executed counterpart of this Agreement by telefacsimile or other electronic method of transmission also shall deliver an original executed counterpart of this Agreement but the failure to deliver an original executed counterpart shall not affect the validity, enforceability, and binding effect of this Agreement.

(b)   Any provision of this Agreement which is prohibited or unenforceable shall be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof in that jurisdiction or affecting the validity or enforceability of such provision in any other jurisdiction. Each provision of this Agreement shall be severable from every other provision of this Agreement for the purpose of determining the legal enforceability of any specific provision.

(c)   Headings and numbers have been set forth herein for convenience only. Unless the contrary is compelled by the context, everything contained in each section applies equally to this entire Agreement.

(d)   Neither this Agreement nor any uncertainty or ambiguity herein shall be construed against any member of the Lender Group, any Bank Product Provider, or any Grantor, whether under any rule of construction or otherwise. This Agreement has been reviewed by all parties and shall be construed and interpreted according to the ordinary meaning of the words used so as to accomplish fairly the purposes and intentions of all parties hereto.

(e)   Each Grantor (i) acknowledges receipt of a true copy of this Agreement; and (ii) acknowledges receipt of a copy of all financing statements registered under the PPSA evidencing the Security Interest.

[Signature pages to follow.]

IN WITNESS WHEREOF, the parties hereto have caused this Canadian Guaranty and Security Agreement to be executed and delivered as of the date first above written.

PV ACQUISITION CORP.,
an Alberta corporation, as a Grantor

By: Christopher A. Wilson

Name: Secretary

Title:

WELLS FARGO BANK, NATIONAL ASSOCIATION, as Agent

By: _____

Name: _____

Title: _____

SCHEDULE 2

Copyrights

None.

SCHEDULE 3

Intellectual Property Licenses

None.

SCHEDULE 4

Patents

None.

SCHEDULE 5

Pledged Companies

None.

SCHEDULE 6

Trademarks

Owner	Country	Mark	Application/ Registration No.	App/Reg Date
PV Acquisition Corp.	Canada	Container King A Pac-Van, Inc. Company Est. 1974	Appl. # 1590068	Appl. Date: August 14, 2012 (not registered)
PV Acquisition Corp.	Canada	**CONTAINER KING**	Appl. # 0861679 TMA 505599	Registration Date: December 16, 1998

SCHEDULE 7

Name; Chief Executive Office; Registered Office; Tax Identification Number; and Organizational Number

Name	Jurisdiction	Chief Executive Office	Registered Office	Tax ID No.	Org. No.
PV Acquisition Corp.	Alberta	1710 Railway St., No. 1 Edmonton, Alberta T6P 1X3	Bennett Jones LLP 4500 Bankers Hall East 855, 2nd Street S.W. Calgary, Alberta T2P 4K7	817390081 RC 0001	Alberta Corporate Access Number: 2016849503

SCHEDULE 8

Owned Real Property

None.

SCHEDULE 9

Deposit Accounts and Securities Accounts

Owner	Type of Account	Bank	Account Number
PV Acquisition Corp.	Checking	TD Canada	███

SCHEDULE 10

Controlled Account Banks

Owner	Type of Account	Bank	Account Number
PV Acquisition Corp.	Checking	TD Canada	█████

SCHEDULE 11

List of PPSA Filing Jurisdictions

Grantor	Jurisdictions
PV Acquisition Corp.	Alberta

SCHEDULE 12

Certificated Units

See attached.

SEE SEPARATE SPREADHSEET ON FILE WITH AGENT

ANNEX 1

Form of Joinder

Joinder No. _____ (this "**Joinder**"), dated as of _____, 20_____, to the Canadian Guaranty and Security Agreement, dated as of September 7, 2012 (as amended, restated, supplemented, or otherwise modified from time to time, the "**Guaranty and Security Agreement**"), by and among each of the parties listed on the signature pages thereto and those additional entities that thereafter become parties thereto (collectively, jointly and severally, "**Grantors**" and each, individually, a "**Grantor**") and WELLS FARGO BANK, NATIONAL ASSOCIATION, a national banking association ("**Wells Fargo**"), in its capacity as agent for the Lender Group and the Bank Product Providers (in such capacity, together with its successors and assigns in such capacity, "**Agent**").

WHEREAS, pursuant to that certain Credit Agreement, dated as of September 7, 2012 (as amended, restated, supplemented, or otherwise modified from time to time, the "**Credit Agreement**"), by and among Pac-Van, Inc., an Indiana corporation ("**Pac-Van, Inc.**"), the Subsidiaries of Pac-Van, Inc. signatory thereto (each such Person, together with Pac-Van, Inc., a "**Borrower**" and collectively, the "**Borrowers**"), the lenders signatory thereto (each of such lenders, together with its successors and permitted assigns, is referred to hereinafter as a "**Lender**"), and Agent, the Lender Group and the Bank Product Providers have agreed to make certain financial accommodations available to Borrowers from time to time pursuant to the terms and conditions thereof; and

WHEREAS, initially capitalized terms used herein and not otherwise defined herein shall have the meanings assigned to such terms in the Guaranty and Security Agreement or, if not defined therein, in the Credit Agreement, and this Joinder shall be subject to the rules of construction set forth in Section 1(b) of the Guaranty and Security Agreement, which rules of construction are incorporated herein by this reference, *mutatis mutandis*; and

WHEREAS, Grantors have entered into the Guaranty and Security Agreement in order to induce the Lender Group and the Bank Product Providers to make certain financial accommodations to Borrowers as provided for in the Credit Agreement, the other Loan Documents, and the Bank Product Agreements; and

WHEREAS, pursuant to Section 5.11 of the Credit Agreement and Section 27 of the Guaranty and Security Agreement, certain Subsidiaries of the Loan Parties must execute and deliver certain Loan Documents, including the Guaranty and Security Agreement, and the joinder to the Guaranty and Security Agreement by the undersigned new Grantor or Grantors (collectively, the "**New Grantors**") may be accomplished by the execution of this Joinder in favour of Agent, for the benefit of the Lender Group and the Bank Product Providers; and

WHEREAS, each New Grantor (a) is **[an Affiliate] [a Subsidiary]** of one or more Borrowers and, as such, will benefit by virtue of the financial accommodations extended to Borrowers by the Lender Group or the Bank Product Providers and (b) by becoming a Grantor will benefit from certain rights granted to the Grantors pursuant to the terms of the Loan Documents and the Bank Product Agreements;

NOW, THEREFORE, for and in consideration of the foregoing and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, each New Grantor hereby agrees as follows:

1.   In accordance with Section 27 of the Guaranty and Security Agreement, each New Grantor, by its signature below, becomes a "Grantor" **[and "Guarantor"]** under the Guaranty and Security Agreement with the same force and effect as if originally named therein as a "Grantor" **[and "Guarantor"]** and each New Grantor hereby (a) agrees to all of the terms and provisions of the Guaranty and Security Agreement applicable to it as a "Grantor" **[or "Guarantor"]** thereunder and (b) represents

and warrants that the representations and warranties made by it as a "Grantor" **[or "Guarantor"]** thereunder are true and correct in all material respects (except that such materiality qualifier shall not be applicable to any representations and warranties that are already qualified or modified by materiality in the text thereof) on and as of the date hereof. In furtherance of the foregoing, each New Grantor hereby **[(a) jointly and severally unconditionally and irrevocably guarantees as a primary obligor and not merely as a surety the full and prompt payment when due, whether upon maturity, acceleration, or otherwise, of all of the Guarantied Obligations, and (b)]** unconditionally grants, assigns, and pledges to Agent, for the benefit of the Lender Group and the Bank Product Providers, to secure the Secured Obligations, a continuing security interest in and to all of such New Grantor's right, title and interest in and to the Collateral. Each reference to a "Grantor" **[or "Guarantor"]** in the Guaranty and Security Agreement shall be deemed to include each New Grantor. The Guaranty and Security Agreement is incorporated herein by reference.

2.   <u>Schedule 2</u> {Copyrights}, <u>Schedule 3</u> {Intellectual Property Licenses}, <u>Schedule 4</u> {Patents}, <u>Schedule 5</u> {Pledged Companies}, <u>Schedule 6</u> {Trademarks}, <u>Schedule 7</u> {Name; Chief Executive Office; Registered Office; Tax Identification Number; and Organizational Number}, <u>Schedule 8</u> {Owned Real Property}, <u>Schedule 9</u> {Deposit Accounts and Securities Accounts}, <u>Schedule 10</u> {Controlled Account Banks}, <u>Schedule 11</u> {List of PPSA Filing Jurisdictions}, and <u>Schedule 12</u> {Certificated Units} attached hereto supplement Schedule 2, Schedule 3, Schedule 4, Schedule 5, Schedule 6, Schedule 7, Schedule 8, Schedule 9, Schedule 10, Schedule 11, and Schedule 12, respectively, to the Guaranty and Security Agreement and shall be deemed a part thereof for all purposes of the Guaranty and Security Agreement.

3.   Each New Grantor authorizes Agent at any time and from time to time to file, transmit, or communicate, as applicable, financing statements and amendments thereto (i) describing the Collateral as "all personal property of debtor" or "all assets of debtor" or words of similar effect, (ii) describing the Collateral as being of equal or lesser scope or with greater detail, or (iii) that contain any information required by the PPSA for the sufficiency or filing office acceptance. Each New Grantor also hereby ratifies any and all financing statements or amendments previously filed by Agent in any jurisdiction in connection with the Loan Documents.

4.   Each New Grantor represents and warrants to Agent, the Lender Group and the Bank Product Providers that this Joinder has been duly executed and delivered by such New Grantor and constitutes its legal, valid, and binding obligation, enforceable against it in accordance with its terms, except as enforceability thereof may be limited by bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium, or other similar laws affecting creditors' rights generally and general principles of equity (regardless of whether such enforceability is considered in a proceeding at law or in equity).

5.   This Joinder is a Loan Document. This Joinder may be executed in any number of counterparts and by different parties on separate counterparts, each of which, when executed and delivered, shall be deemed to be an original, and all of which, when taken together, shall constitute but one and the same Joinder. Delivery of an executed counterpart of this Joinder by telefacsimile or other electronic method of transmission shall be equally as effective as delivery of an original executed counterpart of this Joinder. Any party delivering an executed counterpart of this Joinder by telefacsimile or other electronic method of transmission also shall deliver an original executed counterpart of this Joinder but the failure to deliver an original executed counterpart shall not affect the validity, enforceability, and binding effect of this Joinder.

6.   The Guaranty and Security Agreement, as supplemented hereby, shall remain in full force and effect.

7.   THIS JOINDER SHALL BE SUBJECT TO THE PROVISIONS REGARDING CHOICE OF LAW AND VENUE, JURY TRIAL WAIVER, AND JUDICIAL REFERENCE SET FORTH IN SECTION 26 OF THE GUARANTY AND SECURITY AGREEMENT, AND SUCH PROVISIONS ARE INCORPORATED HEREIN BY THIS REFERENCE, *MUTATIS MUTANDIS*.

[Signature pages to follow.]

IN WITNESS WHEREOF, the parties hereto have caused this Joinder to the Canadian Guaranty and Security Agreement to be executed and delivered as of the day and year first above written.

NEW GRANTORS: [NAME OF NEW GRANTOR]

By: _____
Name: _____
Title: _____

[NAME OF NEW GRANTOR]

By: _____
Name: _____
Title: _____

AGENT: WELLS FARGO BANK, NATIONAL ASSOCIATION, as Agent

By: _____
Name: _____
Title: _____

EXHIBIT A

Form of Copyright Security Agreement

THIS COPYRIGHT SECURITY AGREEMENT (this "**Copyright Security Agreement**") is made as of _____, 20_____, by and among Grantors listed on the signature pages hereof (collectively, jointly and severally, "**Grantors**" and each individually "**Grantor**"), and Wells Fargo Bank, National Association, a national banking association ("**Wells Fargo**"), in its capacity as agent for the Lender Group and the Bank Product Providers (in such capacity, together with its successors and assigns in such capacity, "**Agent**").

WHEREAS, pursuant to that certain Credit Agreement, dated as of September 7, 2012 (as amended, restated, supplemented, or otherwise modified from time to time, the "**Credit Agreement**"), by and among Pac-Van, Inc., an Indiana corporation ("**Pac-Van, Inc.**"), the Subsidiaries of Pac-Van, Inc. signatory thereto (each such Person, together with Pac-Van, Inc., a "**Borrower**" and collectively, the "**Borrowers**"), the lenders signatory thereto (each of such lenders, together with its successors and permitted assigns, is referred to hereinafter as a "**Lender**"), and Agent, the Lender Group and the Bank Product Providers have agreed to make certain financial accommodations available to Borrowers from time to time pursuant to the terms and conditions thereof; and

WHEREAS, the members of the Lender Group and the Bank Product Providers are willing to make the financial accommodations to Borrowers as provided for in the Credit Agreement, the other Loan Documents, and the Bank Product Agreements, but only upon the condition, among others, that Grantors shall have executed and delivered to Agent, for the benefit of the Lender Group and the Bank Product Providers, that certain Canadian Guaranty and Security Agreement, dated as of September 7, 2012 (including all annexes, exhibits or schedules thereto, as from time to time amended, restated, supplemented or otherwise modified, the "**Guaranty and Security Agreement**"); and

WHEREAS, pursuant to the Guaranty and Security Agreement, Grantors are required to execute and deliver to Agent, for the benefit of the Lender Group and the Bank Product Providers, this Copyright Security Agreement;

NOW, THEREFORE, in consideration of the premises and mutual covenants herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Grantors hereby agree as follows:

1.   Defined Terms. All initially capitalized terms used but not otherwise defined herein have the meanings given to them in the Guaranty and Security Agreement or, if not defined therein, in the Credit Agreement, and this Copyright Security Agreement shall be subject to the rules of construction set forth in Section 1(b) of the Guaranty and Security Agreement, which rules of construction are incorporated herein by this reference, *mutatis mutandis*.

2.   Grant of Security Interest in Copyright Collateral. Each Grantor hereby unconditionally grants, assigns, and pledges to Agent, for the benefit each member of the Lender Group and each of the Bank Product Providers, to secure the Secured Obligations, a continuing security interest (referred to in this Copyright Security Agreement as the "**Security Interest**") in all of such Grantor's right, title and interest in and to the following, whether now owned or hereafter acquired or arising (collectively, the "**Copyright Collateral**"):

(a)   all of such Grantor's Copyrights and Intellectual Property Licenses in respect of Copyrights to which it is a party, including those referred to on Schedule I;

(b)   all renewals or extensions of the foregoing; and

(c)	all products and Proceeds of the foregoing, including any claim by such Grantor against third parties for past, present or future infringement of any Copyright or any Copyright exclusively licensed under any Intellectual Property License, including the right to receive damages, or the right to receive license fees, royalties, and other compensation under any such Intellectual Property License.

3.	Security for Secured Obligations. This Copyright Security Agreement and the Security Interest created hereby secures the payment and performance of the Secured Obligations, whether now existing or arising hereafter. Without limiting the generality of the foregoing, this Copyright Security Agreement secures the payment of all amounts which constitute part of the Secured Obligations and would be owed by Grantors, or any of them, to Agent, the other members of the Lender Group, the Bank Product Providers or any of them, whether or not they are unenforceable or not allowable due to the existence of an Insolvency Proceeding involving any Grantor.

4.	Security Agreement. The Security Interest granted pursuant to this Copyright Security Agreement is granted in conjunction with the security interests granted to Agent, for the benefit of the Lender Group and the Bank Product Providers, pursuant to the Guaranty and Security Agreement. Each Grantor hereby acknowledges and affirms that the rights and remedies of Agent with respect to the Security Interest in the Copyright Collateral made and granted hereby are more fully set forth in the Guaranty and Security Agreement, the terms and provisions of which are incorporated by reference herein as if fully set forth herein. To the extent there is any inconsistency between this Copyright Security Agreement and the Guaranty and Security Agreement, the Guaranty and Security Agreement shall control.

5.	Authorization to Supplement. Grantors shall give Agent prior written notice of no less than 5 Business Days before filing any additional application for registration of any copyright and prompt notice in writing of any additional copyright registrations granted therefor after the date hereof. Without limiting Grantors' obligations under this Section 5, Grantors hereby authorize Agent unilaterally to modify this Copyright Security Agreement by amending Schedule I to include any future registered copyrights or applications therefor of each Grantor. Notwithstanding the foregoing, no failure to so modify this Copyright Security Agreement or amend Schedule I shall in any way affect, invalidate or detract from Agent's continuing security interest in all Collateral, whether or not listed on Schedule I.

6.	Counterparts. This Copyright Security Agreement is a Loan Document. This Copyright Security Agreement may be executed in any number of counterparts and by different parties on separate counterparts, each of which, when executed and delivered, shall be deemed to be an original, and all of which, when taken together, shall constitute but one and the same Copyright Security Agreement. Delivery of an executed counterpart of this Copyright Security Agreement by telefacsimile or other electronic method of transmission shall be equally as effective as delivery of an original executed counterpart of this Copyright Security Agreement. Any party delivering an executed counterpart of this Copyright Security Agreement by telefacsimile or other electronic method of transmission also shall deliver an original executed counterpart of this Copyright Security Agreement but the failure to deliver an original executed counterpart shall not affect the validity, enforceability, and binding effect of this Copyright Security Agreement.

7.	CHOICE OF LAW AND VENUE; JURY TRIAL WAIVER. THIS COPYRIGHT SECURITY AGREEMENT SHALL BE SUBJECT TO THE PROVISIONS REGARDING CHOICE OF LAW AND VENUE, JURY TRIAL WAIVER, AND JUDICIAL REFERENCE SET FORTH IN SECTION 26 OF THE GUARANTY AND SECURITY AGREEMENT, AND SUCH PROVISIONS ARE INCORPORATED HEREIN BY THIS REFERENCE, *MUTATIS MUTANDIS*.

[Signature pages to follow.]

IN WITNESS WHEREOF, the parties hereto have caused this Copyright Security Agreement to be executed and delivered as of the day and year first above written.

GRANTORS: [NAME OF GRANTOR]

                                                By: _____
                                                Name: _____
                                                Title: _____

                                                [NAME OF GRANTOR]

                                                By: _____
                                                Name: _____
                                                Title: _____

                                                ACCEPTED AND ACKNOWLEGDED BY:

AGENT: WELLS FARGO BANK, NATIONAL
                                                ASSOCIATION, as Agent

                                                By: _____
                                                Name: _____
                                                Title: _____

SCHEDULE I
to
Copyright Security Agreement

Copyright Registrations

Grantor	Country	Copyright	Registration No.	Registration Date

Copyright Licenses

EXHIBIT B

Form of Patent Security Agreement

This Patent Security Agreement (this "**Patent Security Agreement**") is made as of _____, 20_____, by and among Grantors listed on the signature pages hereof (collectively, jointly and severally, "**Grantors**" and each individually "**Grantor**"), and Wells Fargo Bank, National Association, a national banking association ("**Wells Fargo**"), in its capacity as agent for the Lender Group and the Bank Product Providers (in such capacity, together with its successors and assigns in such capacity, "**Agent**").

WHEREAS, pursuant to that certain Credit Agreement, dated as of September 7, 2012 (as amended, restated, supplemented, or otherwise modified from time to time, the "**Credit Agreement**"), by and among Pac-Van, Inc., an Indiana corporation ("**Pac-Van, Inc.**"), the Subsidiaries of Pac-Van, Inc. signatory thereto (each such Person, together with Pac-Van, Inc., a "**Borrower**" and collectively, the "**Borrowers**"), the lenders signatory thereto (each of such lenders, together with its successors and permitted assigns, is referred to hereinafter as a "**Lender**"), and Agent, the Lender Group and the Bank Product Providers have agreed to make certain financial accommodations available to Borrowers from time to time pursuant to the terms and conditions thereof; and

WHEREAS, the members of the Lender Group and the Bank Product Providers are willing to make the financial accommodations to Borrowers as provided for in the Credit Agreement, the other Loan Documents, and the Bank Product Agreements, but only upon the condition, among others, that Grantors shall have executed and delivered to Agent, for the benefit of the Lender Group and the Bank Product Providers, that certain Canadian Guaranty and Security Agreement, dated as of September 7, 2012 (including all annexes, exhibits or schedules thereto, as from time to time amended, restated, supplemented or otherwise modified, the "**Guaranty and Security Agreement**"); and

WHEREAS, pursuant to the Guaranty and Security Agreement, Grantors are required to execute and deliver to Agent, for the benefit of the Lender Group and the Bank Product Providers, this Patent Security Agreement;

NOW, THEREFORE, in consideration of the premises and mutual covenants herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, each Grantor hereby agrees as follows:

1.   Defined Terms. All initially capitalized terms used but not otherwise defined herein have the meanings given to them in the Guaranty and Security Agreement or, if not defined therein, in the Credit Agreement, and this Patent Security Agreement shall be subject to the rules of construction set forth in Section 1(b) of the Guaranty and Security Agreement, which rules of construction are incorporated herein by this reference, *mutatis mutandis*.

2.   Grant of Security Interest in Patent Collateral. Each Grantor hereby unconditionally grants, assigns, and pledges to Agent, for the benefit each member of the Lender Group and each of the Bank Product Providers, to secure the Secured Obligations, a continuing security interest (referred to in this Patent Security Agreement as the "**Security Interest**") in all of such Grantor's right, title and interest in and to the following, whether now owned or hereafter acquired or arising (collectively, the "**Patent Collateral**"):

(a)   all of its Patents and Intellectual Property Licenses in respect of Patents to which it is a party including those referred to on Schedule I;

(b)   all divisionals, continuations, continuations-in-part, reissues, reexaminations, or extensions of the foregoing; and

(c)   all products and Proceeds of the foregoing, including any claim by such Grantor against third parties for past, present or future infringement of any Patent or any Patent exclusively licensed under any Intellectual Property License, including the right to receive damages, or right to receive license fees, royalties, and other compensation under any such Intellectual Property License.

3.   <u>Security for Secured Obligations</u>. This Patent Security Agreement and the Security Interest created hereby secures the payment and performance of the Secured Obligations, whether now existing or arising hereafter. Without limiting the generality of the foregoing, this Patent Security Agreement secures the payment of all amounts which constitute part of the Secured Obligations and would be owed by Grantors, or any of them, to Agent, the other members of the Lender Group, the Bank Product Providers or any of them, whether or not they are unenforceable or not allowable due to the existence of an Insolvency Proceeding involving any Grantor.

4.   <u>Security Agreement</u>. The Security Interest granted pursuant to this Patent Security Agreement is granted in conjunction with the security interests granted to Agent, for the benefit of the Lender Group and the Bank Product Providers, pursuant to the Guaranty and Security Agreement. Each Grantor hereby acknowledges and affirms that the rights and remedies of Agent with respect to the Security Interest in the Patent Collateral made and granted hereby are more fully set forth in the Guaranty and Security Agreement, the terms and provisions of which are incorporated by reference herein as if fully set forth herein. To the extent there is any inconsistency between this Patent Security Agreement and the Guaranty and Security Agreement, the Guaranty and Security Agreement shall control.

5.   <u>Authorization to Supplement</u>. If any Grantor shall obtain rights to any new patent application or issued patent or become entitled to the benefit of any patent application or patent for any divisional, continuation, continuation-in-part, reissue, or reexamination of any existing patent or patent application, the provisions of this Patent Security Agreement shall automatically apply thereto. Grantors shall give prompt notice in writing to Agent with respect to any such new patent rights. Without limiting Grantors' obligations under this <u>Section 5</u>, Grantors hereby authorize Agent unilaterally to modify this Patent Security Agreement by amending <u>Schedule I</u> to include any such new patent rights of each Grantor. Notwithstanding the foregoing, no failure to so modify this Patent Security Agreement or amend <u>Schedule I</u> shall in any way affect, invalidate or detract from Agent's continuing security interest in all Collateral, whether or not listed on <u>Schedule I</u>.

6.   <u>Counterparts</u>. This Patent Security Agreement is a Loan Document. This Patent Security Agreement may be executed in any number of counterparts and by different parties on separate counterparts, each of which, when executed and delivered, shall be deemed to be an original, and all of which, when taken together, shall constitute but one and the same Patent Security Agreement. Delivery of an executed counterpart of this Patent Security Agreement by telefacsimile or other electronic method of transmission shall be equally as effective as delivery of an original executed counterpart of this Patent Security Agreement. Any party delivering an executed counterpart of this Patent Security Agreement by telefacsimile or other electronic method of transmission also shall deliver an original executed counterpart of this Patent Security Agreement but the failure to deliver an original executed counterpart shall not affect the validity, enforceability, and binding effect of this Patent Security Agreement.

7.   <u>CHOICE OF LAW AND VENUE; JURY TRIAL WAIVER</u>. THIS PATENT SECURITY AGREEMENT SHALL BE SUBJECT TO THE PROVISIONS REGARDING CHOICE OF LAW AND VENUE, JURY TRIAL WAIVER, AND JUDICIAL REFERENCE SET FORTH IN SECTION 26 OF THE GUARANTY AND SECURITY AGREEMENT, AND SUCH PROVISIONS ARE INCORPORATED HEREIN BY THIS REFERENCE, *MUTATIS MUTANDIS*.

[Signature pages to follow.]

IN WITNESS WHEREOF, the parties hereto have caused this Patent Security Agreement to be executed and delivered as of the day and year first above written.

GRANTORS: [NAME OF GRANTOR]

                                              By: _____
                                              Name: _____
                                              Title: _____

                                              [NAME OF GRANTOR]

                                              By: _____
                                              Name: _____
                                              Title: _____

                                              ACCEPTED AND ACKNOWLEGDED BY:

AGENT: WELLS FARGO BANK, NATIONAL
                                              ASSOCIATION, as Agent

                                              By: _____
                                              Name: _____
                                              Title: _____

SCHEDULE I
to
Patent Security Agreement

Patents

Grantor	Country	Patent	Application/ Patent No.	Filing Date

Patent Licenses

EXHIBIT C

Form of Pledged Interests Addendum

This Pledged Interests Addendum dated as of _____, 20_____ (this "**Pledged Interests Addendum**"), is delivered pursuant to Section 7(h)(i) of the Guaranty and Security Agreement referred to below. The undersigned hereby agrees that this Pledged Interests Addendum may be attached to that certain Canadian Guaranty and Security Agreement, dated as of September 7, 2012, (as amended, restated, supplemented, or otherwise modified from time to time, the "**Guaranty and Security Agreement**"), made by the undersigned, together with the other Grantors named therein, to Wells Fargo Bank, National Association, a national banking association, as Agent. Initially capitalized terms used but not defined herein shall have the meaning ascribed to such terms in the Guaranty and Security Agreement or, if not defined therein, in the Credit Agreement, and this Pledged Interests Addendum shall be subject to the rules of construction set forth in Section 1(b) of the Guaranty and Security Agreement, which rules of construction are incorporated herein by this reference, *mutatis mutandis*. The undersigned hereby agrees that the additional interests listed on Schedule I shall be and become part of the Pledged Interests pledged by the undersigned to Agent in the Guaranty and Security Agreement and any pledged company set forth on Schedule I shall be and become a "Pledged Company" under the Guaranty and Security Agreement, each with the same force and effect as if originally named therein.

This Pledged interests Addendum is a Loan Document. Delivery of an executed counterpart of this Pledged Interests Addendum by telefacsimile or other electronic method of transmission shall be equally as effective as delivery of an original executed counterpart of this Pledged Interests Addendum. If the undersigned delivers an executed counterpart of this Pledged Interests Addendum by telefacsimile or other electronic method of transmission, the undersigned shall also deliver an original executed counterpart of this Pledged Interests Addendum but the failure to deliver an original executed counterpart shall not affect the validity, enforceability, and binding effect of this Pledged Interests Addendum.

The undersigned hereby certifies that the representations and warranties set forth in Section 6 of the Guaranty and Security Agreement of the undersigned are true and correct as to the Pledged Interests listed herein on and as of the date hereof.

THIS PLEDGED INTERESTS ADDENDUM SHALL BE SUBJECT TO THE PROVISIONS REGARDING CHOICE OF LAW AND VENUE, JURY TRIAL WAIVER, AND JUDICIAL REFERENCE SET FORTH IN SECTION 26 OF THE GUARANTY AND SECURITY AGREEMENT, AND SUCH PROVISIONS ARE INCORPORATED HEREIN BY THIS REFERENCE, *MUTATIS MUTANDIS*.

[Signature pages to follow.]

Exhibit C

1

IN WITNESS WHEREOF, the undersigned has caused this Pledged Interests Addendum to be executed and delivered as of the day and year first above written.

GRANTORS: [NAME OF GRANTOR]

                                                   By: _____
                                                   Name: _____
                                                   Title: _____

Exhibit C
2

SCHEDULE I
to
Pledged Interests Addendum

Pledged Interests

Name of Grantor	Name of Pledged Company	Number of Shares/Units	Class of Interests	% of Class Owned	% of Class Pledged	Cert. Nos.

Exhibit C

3

EXHIBIT D

Form of Trademark Security Agreement

This Trademark Security Agreement (this "**Trademark Security Agreement**") is made as of _____, 20_____, by and among Grantors listed on the signature pages hereof (collectively, jointly and severally, "**Grantors**" and each individually "**Grantor**"), and Wells Fargo Bank, National Association, a national banking association ("**Wells Fargo**"), in its capacity as agent for the Lender Group and the Bank Product Providers (in such capacity, together with its successors and assigns in such capacity, "**Agent**").

WHEREAS, pursuant to that certain Credit Agreement, dated as of September 7, 2012 (as amended, restated, supplemented, or otherwise modified from time to time, the "**Credit Agreement**"), by and among Pac-Van, Inc., an Indiana corporation ("**Pac-Van, Inc.**"), the Subsidiaries of Pac-Van, Inc. signatory thereto (each such Person, together with Pac-Van, Inc., a "**Borrower**" and collectively, the "**Borrowers**"), the lenders signatory thereto (each of such lenders, together with its successors and permitted assigns, is referred to hereinafter as a "**Lender**"), and Agent, the Lender Group and the Bank Product Providers have agreed to make certain financial accommodations available to Borrowers from time to time pursuant to the terms and conditions thereof; and

WHEREAS, the members of the Lender Group and the Bank Product Providers are willing to make the financial accommodations to Borrowers as provided for in the Credit Agreement, the other Loan Documents, and the Bank Product Agreements, but only upon the condition, among others, that Grantors shall have executed and delivered to Agent, for the benefit of the Lender Group and the Bank Product Providers, that certain Canadian Guaranty and Security Agreement, dated as of September 7, 2012 (including all annexes, exhibits or schedules thereto, as from time to time amended, restated, supplemented or otherwise modified, the "**Guaranty and Security Agreement**"); and

WHEREAS, pursuant to the Guaranty and Security Agreement, Grantors are required to execute and deliver to Agent, for the benefit of Lender Group and the Bank Product Providers, this Trademark Security Agreement;

NOW, THEREFORE, in consideration of the premises and mutual covenants herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, each Grantor hereby agrees as follows:

1. Defined Terms. All initially capitalized terms used but not otherwise defined herein have the meanings given to them in the Guaranty and Security Agreement or, if not defined therein, in the Credit Agreement, and this Trademark Security Agreement shall be subject to the rules of construction set forth in Section 1(b) of the Guaranty and Security Agreement, which rules of construction are incorporated herein by this reference, *mutatis mutandis*.

2. Grant of Security Interest in Trademark Collateral. Each Grantor hereby unconditionally grants, assigns, and pledges to Agent, for the benefit each member of the Lender Group and each of the Bank Product Providers, to secure the Secured Obligations, a continuing security interest (referred to in this Trademark Security Agreement as the "**Security Interest**") in all of such Grantor's right, title and interest in and to the following, whether now owned or hereafter acquired or arising (collectively, the "**Trademark Collateral**"):

(a) all of its Trademarks and Intellectual Property Licenses in respect of Trademarks to which it is a party including those referred to on Schedule I;

(b) all goodwill of the business connected with the use of, and symbolized by, each Trademark and each such Intellectual Property License; and

(c) all products and Proceeds of the foregoing, including any claim by such Grantor against third parties for past, present or future (i) infringement or dilution of any Trademark or any Trademarks exclusively licensed under any Intellectual Property License, including right to receive any damages, (ii) injury to the goodwill associated with any Trademark, or (iii) right to receive license fees, royalties, and other compensation under any such Intellectual Property License.

3. <u>Security for Secured Obligations</u>. This Trademark Security Agreement and the Security Interest created hereby secures the payment and performance of the Secured Obligations, whether now existing or arising hereafter. Without limiting the generality of the foregoing, this Trademark Security Agreement secures the payment of all amounts which constitute part of the Secured Obligations and would be owed by Grantors, or any of them, to Agent, the other members of the Lender Group, the Bank Product Providers or any of them, whether or not they are unenforceable or not allowable due to the existence of an Insolvency Proceeding involving any Grantor.

4. <u>Security Agreement</u>. The Security Interest granted pursuant to this Trademark Security Agreement is granted in conjunction with the security interests granted to Agent, for the benefit of the Lender Group and the Bank Product Providers, pursuant to the Guaranty and Security Agreement. Each Grantor hereby acknowledges and affirms that the rights and remedies of Agent with respect to the Security Interest in the Trademark Collateral made and granted hereby are more fully set forth in the Guaranty and Security Agreement, the terms and provisions of which are incorporated by reference herein as if fully set forth herein. To the extent there is any inconsistency between this Trademark Security Agreement and the Guaranty and Security Agreement, the Guaranty and Security Agreement shall control.

5. <u>Authorization to Supplement</u>. If any Grantor shall obtain rights to any new trademarks, the provisions of this Trademark Security Agreement shall automatically apply thereto. Grantors shall give prompt notice in writing to Agent with respect to any such new trademarks or renewal or extension of any trademark registration. Without limiting Grantors' obligations under this <u>Section 5</u>, Grantors hereby authorize Agent unilaterally to modify this Trademark Security Agreement by amending <u>Schedule I</u> to include any such new trademark rights of each Grantor. Notwithstanding the foregoing, no failure to so modify this Trademark Security Agreement or amend <u>Schedule I</u> shall in any way affect, invalidate or detract from Agent's continuing security interest in all Collateral, whether or not listed on <u>Schedule I</u>.

6. <u>Counterparts</u>. This Trademark Security Agreement is a Loan Document. This Trademark Security Agreement may be executed in any number of counterparts and by different parties on separate counterparts, each of which, when executed and delivered, shall be deemed to be an original, and all of which, when taken together, shall constitute but one and the same Trademark Security Agreement. Delivery of an executed counterpart of this Trademark Security Agreement by telefacsimile or other electronic method of transmission shall be equally as effective as delivery of an original executed counterpart of this Trademark Security Agreement. Any party delivering an executed counterpart of this Trademark Security Agreement by telefacsimile or other electronic method of transmission also shall deliver an original executed counterpart of this Trademark Security Agreement but the failure to deliver an original executed counterpart shall not affect the validity, enforceability, and binding effect of this Trademark Security Agreement.

7. <u>CHOICE OF LAW AND VENUE; JURY TRIAL WAIVER</u>. THIS TRADEMARK SECURITY AGREEMENT SHALL BE SUBJECT TO THE PROVISIONS REGARDING CHOICE OF LAW AND VENUE, JURY TRIAL WAIVER, AND JUDICIAL REFERENCE SET FORTH IN SECTION 26 OF THE GUARANTY AND SECURITY AGREEMENT, AND SUCH PROVISIONS ARE INCORPORATED HEREIN BY THIS REFERENCE, *MUTATIS MUTANDIS*.

[Signature pages to follow.]

IN WITNESS WHEREOF, the parties hereto have caused this Trademark Security Agreement to be executed and delivered as of the day and year first above written.

GRANTORS: [NAME OF GRANTOR]

By: _____

Name: _____

Title: _____

[NAME OF GRANTOR]

By: _____

Name: _____

Title: _____

ACCEPTED AND ACKNOWLEGDED BY:

AGENT: WELLS FARGO BANK, NATIONAL
                                                       ASSOCIATION, as Agent

By: _____

Name: _____

Title: _____

SCHEDULE I

to

Trademark Security Agreement

Trademark Registrations/Applications

Grantor	Country	Mark	Application/ Registration No.	App/Reg Date

Trade Names

Trademarks Not Currently in Use

Trademark Licenses

EXHIBIT C

GFN–Pac-Van Pledge Agreement

See attached.

PLEDGE AGREEMENT

THIS AGREEMENT (the "Pledge Agreement"), dated as of September 7, 2012, is made by GFN NORTH AMERICA CORP., a Delaware corporation (the "Pledgor"), in favor of WELLS FARGO BANK, NATIONAL ASSOCIATION, a national banking association, in its capacity as agent for each member of the Lender Group and the Bank Product Providers (in such capacity, together with its successors and assigns in such capacity, "Agent").

WITNESSETH:

WHEREAS, pursuant to that certain Credit Agreement of even date herewith (as amended, restated, supplemented, or otherwise modified from time to time, the "Credit Agreement") by and among Pac-Van, Inc., an Indiana corporation ("Pac-Van, Inc."), the Subsidiaries of Pac-Van, Inc. signatory thereto (each such Person, together with Pac-Van, Inc., a "Borrower" and collectively, the "Borrowers"), the lenders signatory thereto (each of such lenders, together with its successors and permitted assigns, is referred to hereinafter as a "Lender"), and Agent, the Lender Group has agreed to make certain financial accommodations available to Borrowers from time to time pursuant to the terms and conditions thereof; and

WHEREAS, Agent has agreed to act as agent for the benefit of the Lender Group and the Bank Product Providers in connection with the transactions contemplated by the Credit Agreement and this Agreement;

WHEREAS, in order to induce the Lender Group to enter into the Credit Agreement and the other Loan Documents, to induce the Bank Product Providers to enter into the Bank Product Agreements, and to induce the Lender Group and the Bank Product Providers to make financial accommodations to Borrowers as provided for in the Credit Agreement, the other Loan Documents and the Bank Product Agreements, Pledgor has agreed to create such a security interest and pledge all of its capital stock in Pac-Van to Agent (for its benefit and for the benefit of the Lender Group and the Bank Product Providers) under the terms and conditions set forth herein.

WHEREAS, Pledgor is an Affiliate of one or more Borrowers and, as such, will benefit by virtue of the financial accommodations extended to Borrowers by the Lender Group.

NOW, THEREFORE, for and in consideration of the recitals made above and other good and valuable consideration, the receipt, sufficiency and adequacy of which are hereby acknowledged, Pledgor agrees as follows:

1.   Defined Terms. Unless otherwise defined herein, terms defined in the Credit Agreement shall have such defined meanings when used herein.

2.   Pledge. As collateral security for the prompt and complete payment of all Obligations, Pledgor hereby pledges to Agent (for its benefit and for the benefit of the Lender Group and the Bank Product Providers) its right, title and interest in and to all of the issued and outstanding capital stock of Pac-Van owned by it, as described on Exhibit A attached hereto and made a part hereof (which Exhibit A shall be and shall be deemed to be updated upon the issuance of any additional capital stock), now or hereinafter acquired (the "Pledged Interests"), and hereby grants to Agent a continuing security

1

interest in all of Pledgor's right, title, and interest in and to the Pledged Interests, the interest thereon, and all products, proceeds, substitutions, additions, dividends, and other distributions in respect thereof, and all books, records, and papers relating to the foregoing (all of which are referred to herein as the "Pledged Collateral"). The share certificates collectively representing all of the Pledged Interests in Pac-Van now or hereinafter acquired, together with a transfer power with respect to each share certificate duly signed in blank by Pledgor, as transferor, shall be delivered by Pledgor to Agent (for its benefit and for the benefit of the Lender Group and the Bank Product Providers) contemporaneously with the execution of this Agreement and with any acquisition of additional capital stock of Pac-Van by Pledgor that is represented by a new share certificate.

3.   Voting and Other Rights in Respect of Pledged Collateral.

(a)   Prior to the occurrence and continuance of an Event of Default under the Credit Agreement, Pledgor shall have all voting and other rights, powers, privileges, and preferences pertaining to the Pledged Collateral (including, without limitation, the right to receive all proceeds, dividends and distributions in respect thereof), subject to the terms of this Agreement, and Agent (for its benefit and for the benefit of the Lender Group and the Bank Product Providers) shall not be entitled to any of such rights by reason of its possession of the Pledged Interests.

(b)   Upon the occurrence and during the continuation of an Event of Default, (i) Agent may, at its option, and with 2 Business Days' prior notice to Pledgor, and in addition to all rights and remedies available to Agent under any other agreement, at law, in equity, or otherwise, exercise all voting rights, or any other ownership or consensual rights (including any dividend or distribution rights) in respect of the Pledged Collateral, but under no circumstances is Agent obligated by the terms of this Agreement to exercise such rights, and (ii) if Agent duly exercises its right to vote any of such Pledged Collateral, Pledgor hereby appoints Agent as Pledgor's true and lawful attorney-in-fact and IRREVOCABLE PROXY to vote such Pledged Collateral in any manner Agent deems advisable for or against all matters submitted or which may be submitted to a vote of shareholders, partners or members, as the case may be. The power-of-attorney and proxy granted hereby is coupled with an interest and shall be irrevocable.

4.   Covenants of Pledgor. Pledgor agrees that it will not (i) sell, assign (by operation of law or otherwise) or otherwise dispose of, or grant any option with respect to, any of the Pledged Collateral; (ii) create or permit to exist any Lien, option or other charge or encumbrance upon or with respect to any of the Pledged Collateral, except for the Lien under this Agreement and Permitted Liens; (iii) file any affidavit for replacement of lost stock certificates, or (iv) for so long as Pledgor shall have the right to vote the Pledged Collateral, vote the Pledged Collateral in favor of or consent to any resolution which might (A) result in any restrictions upon the sale, transfer, or disposition of the Pledged Collateral or (B) materially adversely affect the rights of Agent, the other members of the Lender Group, or the Bank Product Providers, or the value of the Pledged Collateral. Pledgor further agrees that it will take all actions necessary to cause Pac-Van not to issue any capital stock or other securities in addition to or in substitution for the Pledged Collateral or exercise any right with respect to the Pledged Collateral which would adversely affect Agent's rights in the Pledged Collateral. Pledgor further agrees to execute all such instruments, documents, and papers, and will do all such acts as Agent may request from time to time to carry into effect the provisions and intent of this Agreement, including, without limitation, the execution of stop transfer orders, transfer powers and other instruments of assignment executed in

2

blank, and will do all such other acts as Agent may request with respect to the perfection and protection of the Lien granted herein and the assignment effected hereby.

5.   <u>Release of Pledged Collateral</u>. Subject to any sale or other disposition by Agent of the Pledged Collateral in accordance with the terms hereof, upon payment in full and the satisfaction of all of the Obligations and the termination of the Credit Agreement, this Agreement shall terminate, Agent shall file, if applicable, UCC-3 financing statements to release the Liens granted hereunder and the Pledged Collateral shall be returned to Pledgor.

6.   <u>Rights of Agent</u>. Without duplication or derogation of <u>Section 3(b)</u> above, if an Event of Default has occurred and is continuing, Agent may, without notice, exercise all rights, privileges, or options pertaining to any Pledged Collateral as if it were the absolute owner thereof, upon such terms and conditions as it may determine, all without liability except to account for property actually received by it, but Agent shall have no duty to exercise any of the aforesaid rights, privileges or options and shall not be responsible for any failure to do so or delay in so doing.

7.   <u>Remedies</u>. If an Event of Default has occurred and is continuing and in the event that any portion of the Obligations becomes due and payable, Agent (for its benefit and for the benefit of the Lender Group and the Bank Product Providers), without demand of performance or other demand, advertisement or notice of any kind (except the notice specified below of time and place of public or private sale) to or upon Pledgor or any other Person (all and each of which demands, advertisements and/or notices are hereby expressly waived), may forthwith collect, receive, appropriate and realize upon the Pledged Collateral, or any part thereof, and/or may forthwith sell, assign, give an option or options to purchase, contract to sell or otherwise dispose of and deliver said Pledged Collateral, or any part thereof, in one or more transactions at public or private sale or sales, at any exchange, broker's board or at any of Agent's offices or elsewhere upon such terms and conditions as it may deem advisable and at such prices as it may deem best, for cash or on credit or for future delivery without assumption of any credit risk, with the right of Agent upon any such sale or sales, public or private, to purchase the whole or any part of said Pledged Collateral so sold, free of any right of equity of redemption in Pledgor, which right or equity is hereby expressly waived or released. Agent shall apply the net proceeds of any such collection, recovery, receipt, appropriation, realization or sale, after deducting all costs and expenses of every kind incurred therein or incidental to the care, safekeeping or otherwise of any and all of the Pledged Collateral or in any way relating to the rights of Agent hereunder, including attorneys' fees and legal expenses, to the payment in whole or in part of the Obligations in such order as Agent may elect, Pledgor remaining liable for any deficiency remaining unpaid after such application, and only after the application of such net proceeds and after the payment by Agent of any other amount required by any provision of law, need Agent account for the surplus, if any, to Pledgor. Pledgor agrees that Agent shall give at least 10 Business Days' notice of the time and place of any public sale or of the time after which a private sale or other intended disposition is to take place and that such notification is reasonable notification of such matters. No notification need be given to Pledgor if it has signed after the occurrence and during the continuance of such Event of Default a statement renouncing or modifying any right to notification of sale or other intended disposition. In addition to the rights and remedies granted to it in this Agreement and in any other instrument or agreement securing, evidencing or relating to any of the Obligations, Agent shall have all the rights and remedies of a secured party under the Code or other applicable laws. Pledgor shall be liable for the deficiency if the proceeds of any sale or other disposition of the Pledged Collateral are insufficient to

pay all amounts to which Agent, the Lender Group, and the Bank Product Providers are entitled and the reasonable fees of any attorneys employed by Agent to collect such deficiency.

8.   Representations, Warranties, and Covenants of Pledgor. Pledgor represents and warrants that: (a) it has, and on the date of delivery to Agent of any Pledged Collateral will have, good and marketable title to the Pledged Collateral and full power, authority and legal right to pledge all of its right, title and interest in and to the Pledged Collateral pursuant to this Agreement; (b) this Agreement has been duly executed and delivered by Pledgor and constitutes a legal, valid, and binding obligation of Pledgor enforceable in accordance with its terms; (c) no consent of any other party (including, without limitation, creditors of Pledgor) and no consent, license, permit, approval or authorization of, exemption by, notice or report to or registration, filing or declaration with, any governmental authority, domestic or foreign, is required to be obtained by Pledgor in connection with the execution, delivery or performance of this Agreement; (d) the execution, delivery and performance of this Agreement will not violate any provision of any applicable law, or of the certificate/articles of incorporation, bylaws, any shareholders' agreement or any securityholders' agreement of Pledgor or Pac-Van or of any mortgage, indenture, lease, contract, or other agreement, instrument, or undertaking to which Pledgor or Pac-Van is a party or which purports to be binding upon Pledgor or Pac-Van or upon any of their respective assets and will not result in the creation or imposition of any Lien on any of the assets of Pledgor except as contemplated by this Agreement; (e) except as provided by the Securities Act, the rules and regulations promulgated thereunder, and state securities laws, there are no restrictions on the transferability of the Pledged Collateral to Agent or with respect to the foreclosure and transfer thereof by Agent or, if there are any such restrictions, any and all restrictions on such transferability have been duly waived with respect to this assignment, transfer, pledge, and grant of a security interest to Agent and with respect to the foreclosure and transfer thereof by Agent; and (f) the pledge, assignment and delivery of such Pledged Collateral pursuant to this Agreement will create a valid first Lien on all right, title and interest of Pledgor in or to such Pledged Collateral subject only to Permitted Liens, and the proceeds thereof, subject to no prior Lien or to any agreement purporting to grant to any third party a Lien in the property or assets of Pledgor which would include the Pledged Collateral. The Pledged Collateral is fully paid and nonassessable. Pledgor covenants and agrees that it will defend Agent's right, title and Lien on the Pledged Collateral and the proceeds thereof against the claims and demands of all Persons whomsoever; and covenants and agrees that it will have like title to and the right to pledge any other property at any time hereafter pledged to Agent as Pledged Collateral hereunder and will defend Agent's right thereto and Agent's Lien thereon.

9.   No Disposition, Etc. Pledgor agrees that it will not sell, assign, transfer, exchange or otherwise dispose of, or grant any option with respect to, the Pledged Collateral, nor will it create, incur or permit to exist any Lien with respect to any of the Pledged Collateral, or any interest therein, or any proceeds thereof, except for the Lien provided for by this Agreement or otherwise permitted by the Credit Agreement.

10.   Sale of Pledged Collateral. (a) Pledgor recognizes that Agent may be unable to effect a public sale of any or all of the Pledged Collateral by reason of certain prohibitions contained in the Securities Act, and applicable state securities laws, but may be compelled to resort to one or more private sales thereof to a restricted group of purchasers who will be obliged to agree, among other things, to acquire such securities for their own account for investment and not with a view to the distribution or resale thereof. Pledgor acknowledges and agrees that any such private sale may result in

\41254502.3

prices and other terms less favorable to the seller than if such sale were a public sale and, notwithstanding such circumstances, agrees that such private sale shall be deemed to have been made in a commercially reasonable manner. Agent shall be under no obligation to delay a sale of any of the Pledged Collateral for the period of time necessary to permit Pledgor to register such securities for public sale under the Securities Act, or under applicable state securities laws, even if Pledgor would agree to do so.

(b)   Pledgor further agrees to do or cause to be done all such other acts and things as may be necessary to make such sale or sale of any portion or all of the Pledged Collateral valid and binding and in compliance with any and all applicable laws of any Governmental Body having jurisdiction over any such sale or sales, all at Pledgor's expense. Pledgor further agrees that a breach of any of the covenants contained in this Section 10 will cause irreparable injury to Agent and Lenders, that Agent and Lenders have no adequate remedy at law in respect of such breach and, as a consequence, agrees that each and every covenant contained in this Section 10 shall be specifically enforceable against Pledgor and Pledgor hereby waives and agrees not to assert any defenses against an action for specific performance of such covenants.

11.   Waivers by Pledgor; Subrogation.

(a)   Pledgor (i) waives presentment, demand, notice and protest with respect to the Pledged Collateral; (ii) waives any delay on the part of Agent without notice to or consent from Pledgor; (iii) waives the right to notice and/or hearing prior to Agent's exercising of Agent's rights and remedies hereunder upon the occurrence and during the continuance of an event which would constitute a default hereunder or an Event of Default under the Credit Agreement; (iv) waives any right to require Agent to marshal the Pledged Collateral with other collateral which secures Pledgor's obligations and any similar right to which Pledgor is or may become entitled; (v) shall, when the Obligations are paid and satisfied in full and the Credit Agreement has been terminated, be subrogated to the rights of Agent and Lenders with respect to the value of any payments or distributions in cash, property, or other assets that Pledgor pays over to Agent or the Lender Group hereunder; and (vi) waives any right of subrogation, reimbursement, contribution and any similar rights against Pac-Van until the Obligations are paid and satisfied in full and the Credit Agreement has been terminated.

(b)   Agent shall have no duty as to the collection or protection of the Pledged Collateral or any income or distribution thereon, beyond the safe custody of such of the Pledged Collateral as may come into the possession of Agent and shall have no duty as to the preservation of rights against prior parties or any other rights pertaining thereto. Agent's rights and remedies may be exercised without resort or regard to any other source of satisfaction of the Obligations. In no event shall Agent have any liability to Pledgor or otherwise hereunder except for liability arising out of the gross negligence or willful misconduct of Agent.

12.   Further Assurances. Pledgor agrees that at any time and from time to time upon the written request of Agent, Pledgor will execute and deliver such further documents and do such further acts and things as Agent may request in order to effect the purposes of this Agreement.

13.   Severability. Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or

\41254502.3

unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

14.   No Waiver; Cumulative Remedies. Agent shall not, by any act, delay, omission or otherwise, be deemed to have waived any of its rights or remedies hereunder and no waiver shall be valid unless in writing, signed by Agent, and then only to the extent therein set forth. A waiver by Agent of any right or remedy hereunder on any one occasion shall not be construed as a bar to any right or remedy which Agent would otherwise have on any future occasion. No failure to exercise or any delay in exercising on the part of Agent, any right, power or privilege hereunder, shall operate as a waiver thereof; nor shall any single or partial exercise of any right, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided are cumulative and may be exercised singly or concurrently, and are not exclusive of any rights or remedies provided by law.

15.   Binding Effect. This Agreement and all obligations of Pledgor hereunder shall be binding upon the successors and assigns of Pledgor, and shall, together with the rights and remedies of Agent hereunder, inure to the benefit of Agent (for its benefit and for the benefit of the Lender Group and the Bank Product Providers) and its respective successors and permitted assigns. This Agreement shall be governed by, and construed and interpreted in accordance with, the laws of the State of Illinois applied to contracts to be performed wholly within the State of Illinois. The undersigned hereby agrees that any judicial proceeding by Pledgor against Agent or any Lender involving, directly or indirectly, any matter or claim in any way arising out of, related to or connected with this Agreement or any related agreement, shall be brought only in a federal or state court located in the County of Cook, State of Illinois.

16.   **PLEDGOR AND AGENT, RESPECTIVELY, TO THE EXTENT ENTITLED THERETO, WAIVE ANY PRESENT OR FUTURE RIGHT TO A TRIAL BY JURY OF ANY CASE OR CONTROVERSY IN WHICH THEY ARE OR BECOME A PARTY (WHETHER SUCH CASE OR CONTROVERSY IS INITIATED BY OR AGAINST THEM OR IN WHICH THEY ARE JOINED AS A PARTY LITIGANT), WHICH CASE OR CONTROVERSY ARISES OUT OF, OR IS IN RESPECT TO, ANY RELATIONSHIP AMONGST OR BETWEEN PAC-VAN, PLEDGOR AND/OR AGENT.**

[Signature page to follow.]

\41254502.3

IN WITNESS WHEREOF, and intending to be legally bound, Pledgor has caused this Pledge Agreement to be duly executed and delivered on the day and year first written above.

WITNESS:

[signature]

GFN NORTH AMERICA CORP.

By: [signature]
Name: Christopher A. Wilson
Title: Secretary

ACKNOWLEDGMENT

STATE/~~COMMONWEALTH~~ OF CALIFORNIA)
) SS:
COUNTY OF LOS ANGELES)

On this, the 4 day of September 2012, before me, a Notary Public, the undersigned officer, personally appeared CHRISTOPHER A. WILSON who acknowledged himself/~~herself~~ to be the SECRETARY of GFN North America Corp., a Delaware corporation (the "Company"), and that he/~~she~~ as such officer, being authorized to do so, executed the foregoing instrument for the purposes therein contained by signing the name of the Company as such officer.

IN WITNESS WHEREOF, I hereunto set my hand and official seal.

Notary Public

My Commission Expires: 9/10/12

PAUL D. WILKINS
Commission # 1809409
Notary Public - California
Los Angeles County
My Comm. Expires Sep 10, 2012

Acknowledgment to Pledge Agreement

EXHIBIT A

Pledgor's Stock

Pledgor	Issuer	Pledged Equity Description	Percentage of Interests in Issuer	Certificate Number
GFN North America Corp., a Delaware corporation	Pac-Van, Inc., an Indiana corporation	Class A Common Stock	100%	107

\41254502.3

EXHIBIT D

GFN–Lone Star Pledge Agreement

See attached.

PLEDGE AGREEMENT

THIS AGREEMENT (the "Pledge Agreement"), dated as of April 7, 2014, is made by GFN NORTH AMERICA CORP., a Delaware corporation (the "Pledgor"), in favor of WELLS FARGO BANK, NATIONAL ASSOCIATION, a national banking association, in its capacity as agent for each member of the Lender Group and the Bank Product Providers (in such capacity, together with its successors and assigns in such capacity, "Agent").

W I T N E S S E T H :

WHEREAS, pursuant to that certain Amended and Restated Credit Agreement of even date herewith (as amended, restated, supplemented, or otherwise modified from time to time, the "Credit Agreement") by and among Pac-Van, Inc., an Indiana corporation ("Pac-Van"), Lone Star Tank Rental Inc., a Delaware corporation ("Lone Star"), the Subsidiaries of Pac-Van and Lone Star signatory thereto (each such Person, together with Pac-Van and Lone Star, each a "Borrower" and collectively, the "Borrowers"), the lenders signatory thereto (each of such lenders, together with its successors and permitted assigns, is referred to hereinafter as a "Lender"), and Agent, the Lender Group has agreed to make certain financial accommodations available to Borrowers from time to time pursuant to the terms and conditions thereof; and

WHEREAS, Agent has agreed to act as agent for the benefit of the Lender Group and the Bank Product Providers in connection with the transactions contemplated by the Credit Agreement and this Agreement;

WHEREAS, in order to induce the Lender Group to enter into the Credit Agreement and the other Loan Documents, to induce the Bank Product Providers to enter into the Bank Product Agreements, and to induce the Lender Group and the Bank Product Providers to make financial accommodations to Borrowers as provided for in the Credit Agreement, the other Loan Documents and the Bank Product Agreements, Pledgor has agreed to create such a security interest and pledge all of its capital stock in Lone Star to Agent (for its benefit and for the benefit of the Lender Group and the Bank Product Providers) under the terms and conditions set forth herein.

WHEREAS, Pledgor is an Affiliate of one or more Borrowers and, as such, will benefit by virtue of the financial accommodations extended to Borrowers by the Lender Group.

NOW, THEREFORE, for and in consideration of the recitals made above and other good and valuable consideration, the receipt, sufficiency and adequacy of which are hereby acknowledged, Pledgor agrees as follows:

1.   Defined Terms. Unless otherwise defined herein, terms defined in the Credit Agreement shall have such defined meanings when used herein.

2.   Pledge. As collateral security for the prompt and complete payment of all Obligations, Pledgor hereby pledges to Agent (for its benefit and for the benefit of the Lender Group and the Bank Product Providers) its right, title and interest in and to all of the issued and outstanding capital stock of Lone Star owned by it, as described on Exhibit A attached hereto and made a part hereof (which Exhibit A shall be and shall be deemed to be updated upon the issuance of any additional capital stock),

1

now or hereinafter acquired (the "Pledged Interests"), and hereby grants to Agent a continuing security interest in all of Pledgor's right, title, and interest in and to the Pledged Interests, the interest thereon, and all products, proceeds, substitutions, additions, dividends, and other distributions in respect thereof, and all books, records, and papers relating to the foregoing (all of which are referred to herein as the "Pledged Collateral"). The share certificates collectively representing all of the Pledged Interests in Lone Star now or hereinafter acquired, together with a transfer power with respect to each share certificate duly signed in blank by Pledgor, as transferor, shall be delivered by Pledgor to Agent (for its benefit and for the benefit of the Lender Group and the Bank Product Providers) contemporaneously with the execution of this Agreement and with any acquisition of additional capital stock of Lone Star by Pledgor that is represented by a new share certificate.

3.   Voting and Other Rights in Respect of Pledged Collateral.

(a)   Prior to the occurrence and continuance of an Event of Default under the Credit Agreement, Pledgor shall have all voting and other rights, powers, privileges, and preferences pertaining to the Pledged Collateral (including, without limitation, the right to receive all proceeds, dividends and distributions in respect thereof), subject to the terms of this Agreement, and Agent (for its benefit and for the benefit of the Lender Group and the Bank Product Providers) shall not be entitled to any of such rights by reason of its possession of the Pledged Interests.

(b)   Upon the occurrence and during the continuation of an Event of Default, (i) Agent may, at its option, and with 2 Business Days' prior notice to Pledgor, and in addition to all rights and remedies available to Agent under any other agreement, at law, in equity, or otherwise, exercise all voting rights, or any other ownership or consensual rights (including any dividend or distribution rights) in respect of the Pledged Collateral, but under no circumstances is Agent obligated by the terms of this Agreement to exercise such rights, and (ii) if Agent duly exercises its right to vote any of such Pledged Collateral, Pledgor hereby appoints Agent as Pledgor's true and lawful attorney-in-fact and IRREVOCABLE PROXY to vote such Pledged Collateral in any manner Agent deems advisable for or against all matters submitted or which may be submitted to a vote of shareholders, partners or members, as the case may be. The power-of-attorney and proxy granted hereby is coupled with an interest and shall be irrevocable.

4.   Covenants of Pledgor. Pledgor agrees that it will not (i) sell, assign (by operation of law or otherwise) or otherwise dispose of, or grant any option with respect to, any of the Pledged Collateral; (ii) create or permit to exist any Lien, option or other charge or encumbrance upon or with respect to any of the Pledged Collateral, except for the Lien under this Agreement and Permitted Liens; (iii) file any affidavit for replacement of lost stock certificates, or (iv) for so long as Pledgor shall have the right to vote the Pledged Collateral, vote the Pledged Collateral in favor of or consent to any resolution which might (A) result in any restrictions upon the sale, transfer, or disposition of the Pledged Collateral or (B) materially adversely affect the rights of Agent, the other members of the Lender Group, or the Bank Product Providers, or the value of the Pledged Collateral. Pledgor further agrees that it will take all actions necessary to cause Lone Star not to issue any capital stock or other securities in addition to or in substitution for the Pledged Collateral or exercise any right with respect to the Pledged Collateral which would adversely affect Agent's rights in the Pledged Collateral. Pledgor further agrees to execute all such instruments, documents, and papers, and will do all such acts as Agent may request from time to time to carry into effect the provisions and intent of this Agreement, including, without limitation, the

2

execution of stop transfer orders, transfer powers and other instruments of assignment executed in blank, and will do all such other acts as Agent may request with respect to the perfection and protection of the Lien granted herein and the assignment effected hereby.

5.   Release of Pledged Collateral. Subject to any sale or other disposition by Agent of the Pledged Collateral in accordance with the terms hereof, upon payment in full and the satisfaction of all of the Obligations and the termination of the Credit Agreement, this Agreement shall terminate, Agent shall file, if applicable, UCC-3 financing statements to release the Liens granted hereunder and the Pledged Collateral shall be returned to Pledgor.

6.   Rights of Agent. Without duplication or derogation of Section 3(b) above, if an Event of Default has occurred and is continuing, Agent may, without notice, exercise all rights, privileges, or options pertaining to any Pledged Collateral as if it were the absolute owner thereof, upon such terms and conditions as it may determine, all without liability except to account for property actually received by it, but Agent shall have no duty to exercise any of the aforesaid rights, privileges or options and shall not be responsible for any failure to do so or delay in so doing.

7.   Remedies. If an Event of Default has occurred and is continuing and in the event that any portion of the Obligations becomes due and payable, Agent (for its benefit and for the benefit of the Lender Group and the Bank Product Providers), without demand of performance or other demand, advertisement or notice of any kind (except the notice specified below of time and place of public or private sale) to or upon Pledgor or any other Person (all and each of which demands, advertisements and/or notices are hereby expressly waived), may forthwith collect, receive, appropriate and realize upon the Pledged Collateral, or any part thereof, and/or may forthwith sell, assign, give an option or options to purchase, contract to sell or otherwise dispose of and deliver said Pledged Collateral, or any part thereof, in one or more transactions at public or private sale or sales, at any exchange, broker's board or at any of Agent's offices or elsewhere upon such terms and conditions as it may deem advisable and at such prices as it may deem best, for cash or on credit or for future delivery without assumption of any credit risk, with the right of Agent upon any such sale or sales, public or private, to purchase the whole or any part of said Pledged Collateral so sold, free of any right of equity of redemption in Pledgor, which right or equity is hereby expressly waived or released. Agent shall apply the net proceeds of any such collection, recovery, receipt, appropriation, realization or sale, after deducting all costs and expenses of every kind incurred therein or incidental to the care, safekeeping or otherwise of any and all of the Pledged Collateral or in any way relating to the rights of Agent hereunder, including attorneys' fees and legal expenses, to the payment in whole or in part of the Obligations in such order as Agent may elect, Pledgor remaining liable for any deficiency remaining unpaid after such application, and only after the application of such net proceeds and after the payment by Agent of any other amount required by any provision of law, need Agent account for the surplus, if any, to Pledgor. Pledgor agrees that Agent shall give at least 10 Business Days' notice of the time and place of any public sale or of the time after which a private sale or other intended disposition is to take place and that such notification is reasonable notification of such matters. No notification need be given to Pledgor if it has signed after the occurrence and during the continuance of such Event of Default a statement renouncing or modifying any right to notification of sale or other intended disposition. In addition to the rights and remedies granted to it in this Agreement and in any other instrument or agreement securing, evidencing or relating to any of the Obligations, Agent shall have all the rights and remedies of a secured party under the Code or other applicable laws. Pledgor shall be liable for the

deficiency if the proceeds of any sale or other disposition of the Pledged Collateral are insufficient to pay all amounts to which Agent, the Lender Group, and the Bank Product Providers are entitled and the reasonable fees of any attorneys employed by Agent to collect such deficiency.

8.   Representations, Warranties, and Covenants of Pledgor. Pledgor represents and warrants that: (a) it has, and on the date of delivery to Agent of any Pledged Collateral will have, good and marketable title to the Pledged Collateral and full power, authority and legal right to pledge all of its right, title and interest in and to the Pledged Collateral pursuant to this Agreement; (b) this Agreement has been duly executed and delivered by Pledgor and constitutes a legal, valid, and binding obligation of Pledgor enforceable in accordance with its terms; (c) no consent of any other party (including, without limitation, creditors of Pledgor) and no consent, license, permit, approval or authorization of, exemption by, notice or report to or registration, filing or declaration with, any governmental authority, domestic or foreign, is required to be obtained by Pledgor in connection with the execution, delivery or performance of this Agreement; (d) the execution, delivery and performance of this Agreement will not violate any provision of any applicable law, or of the certificate/articles of incorporation, bylaws, any shareholders' agreement or any securityholders' agreement of Pledgor or Lone Star or of any mortgage, indenture, lease, contract, or other agreement, instrument, or undertaking to which Pledgor or Lone Star is a party or which purports to be binding upon Pledgor or Lone Star or upon any of their respective assets and will not result in the creation or imposition of any Lien on any of the assets of Pledgor except as contemplated by this Agreement; (e) except as provided by the Securities Act, the rules and regulations promulgated thereunder, and state securities laws, there are no restrictions on the transferability of the Pledged Collateral to Agent or with respect to the foreclosure and transfer thereof by Agent or, if there are any such restrictions, any and all restrictions on such transferability have been duly waived with respect to this assignment, transfer, pledge, and grant of a security interest to Agent and with respect to the foreclosure and transfer thereof by Agent; and (f) the pledge, assignment and delivery of such Pledged Collateral pursuant to this Agreement will create a valid first Lien on all right, title and interest of Pledgor in or to such Pledged Collateral subject only to Permitted Liens, and the proceeds thereof, subject to no prior Lien or to any agreement purporting to grant to any third party a Lien in the property or assets of Pledgor which would include the Pledged Collateral. The Pledged Collateral is fully paid and nonassessable. Pledgor covenants and agrees that it will defend Agent's right, title and Lien on the Pledged Collateral and the proceeds thereof against the claims and demands of all Persons whomsoever; and covenants and agrees that it will have like title to and the right to pledge any other property at any time hereafter pledged to Agent as Pledged Collateral hereunder and will defend Agent's right thereto and Agent's Lien thereon.

9.   No Disposition, Etc. Pledgor agrees that it will not sell, assign, transfer, exchange or otherwise dispose of, or grant any option with respect to, the Pledged Collateral, nor will it create, incur or permit to exist any Lien with respect to any of the Pledged Collateral, or any interest therein, or any proceeds thereof, except for the Lien provided for by this Agreement or otherwise permitted by the Credit Agreement.

10.   Sale of Pledged Collateral. (a) Pledgor recognizes that Agent may be unable to effect a public sale of any or all of the Pledged Collateral by reason of certain prohibitions contained in the Securities Act, and applicable state securities laws, but may be compelled to resort to one or more private sales thereof to a restricted group of purchasers who will be obliged to agree, among other things, to acquire such securities for their own account for investment and not with a view to the

distribution or resale thereof. Pledgor acknowledges and agrees that any such private sale may result in prices and other terms less favorable to the seller than if such sale were a public sale and, notwithstanding such circumstances, agrees that such private sale shall be deemed to have been made in a commercially reasonable manner. Agent shall be under no obligation to delay a sale of any of the Pledged Collateral for the period of time necessary to permit Pledgor to register such securities for public sale under the Securities Act, or under applicable state securities laws, even if Pledgor would agree to do so.

(b)   Pledgor further agrees to do or cause to be done all such other acts and things as may be necessary to make such sale or sale of any portion or all of the Pledged Collateral valid and binding and in compliance with any and all applicable laws of any Governmental Body having jurisdiction over any such sale or sales, all at Pledgor's expense. Pledgor further agrees that a breach of any of the covenants contained in this Section 10 will cause irreparable injury to Agent and Lenders, that Agent and Lenders have no adequate remedy at law in respect of such breach and, as a consequence, agrees that each and every covenant contained in this Section 10 shall be specifically enforceable against Pledgor and Pledgor hereby waives and agrees not to assert any defenses against an action for specific performance of such covenants.

11.   Waivers by Pledgor; Subrogation.

(a)   Pledgor (i) waives presentment, demand, notice and protest with respect to the Pledged Collateral; (ii) waives any delay on the part of Agent without notice to or consent from Pledgor; (iii) waives the right to notice and/or hearing prior to Agent's exercising of Agent's rights and remedies hereunder upon the occurrence and during the continuance of an event which would constitute a default hereunder or an Event of Default under the Credit Agreement; (iv) waives any right to require Agent to marshal the Pledged Collateral with other collateral which secures Pledgor's obligations and any similar right to which Pledgor is or may become entitled; (v) shall, when the Obligations are paid and satisfied in full and the Credit Agreement has been terminated, be subrogated to the rights of Agent and Lenders with respect to the value of any payments or distributions in cash, property, or other assets that Pledgor pays over to Agent or the Lender Group hereunder; and (vi) waives any right of subrogation, reimbursement, contribution and any similar rights against Lone Star until the Obligations are paid and satisfied in full and the Credit Agreement has been terminated.

(b)   Agent shall have no duty as to the collection or protection of the Pledged Collateral or any income or distribution thereon, beyond the safe custody of such of the Pledged Collateral as may come into the possession of Agent and shall have no duty as to the preservation of rights against prior parties or any other rights pertaining thereto. Agent's rights and remedies may be exercised without resort or regard to any other source of satisfaction of the Obligations. In no event shall Agent have any liability to Pledgor or otherwise hereunder except for liability arising out of the gross negligence or willful misconduct of Agent.

12.   Further Assurances. Pledgor agrees that at any time and from time to time upon the written request of Agent, Pledgor will execute and deliver such further documents and do such further acts and things as Agent may request in order to effect the purposes of this Agreement.

13.   Severability. Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or

5

unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

14.   No Waiver; Cumulative Remedies. Agent shall not, by any act, delay, omission or otherwise, be deemed to have waived any of its rights or remedies hereunder and no waiver shall be valid unless in writing, signed by Agent, and then only to the extent therein set forth. A waiver by Agent of any right or remedy hereunder on any one occasion shall not be construed as a bar to any right or remedy which Agent would otherwise have on any future occasion. No failure to exercise or any delay in exercising on the part of Agent, any right, power or privilege hereunder, shall operate as a waiver thereof; nor shall any single or partial exercise of any right, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided are cumulative and may be exercised singly or concurrently, and are not exclusive of any rights or remedies provided by law.

15.   Binding Effect. This Agreement and all obligations of Pledgor hereunder shall be binding upon the successors and assigns of Pledgor, and shall, together with the rights and remedies of Agent hereunder, inure to the benefit of Agent (for its benefit and for the benefit of the Lender Group and the Bank Product Providers) and its respective successors and permitted assigns. This Agreement shall be governed by, and construed and interpreted in accordance with, the laws of the State of Illinois applied to contracts to be performed wholly within the State of Illinois. The undersigned hereby agrees that any judicial proceeding by Pledgor against Agent or any Lender involving, directly or indirectly, any matter or claim in any way arising out of, related to or connected with this Agreement or any related agreement, shall be brought only in a federal or state court located in the County of Cook, State of Illinois.

16.   **PLEDGOR AND AGENT, RESPECTIVELY, TO THE EXTENT ENTITLED THERETO, WAIVE ANY PRESENT OR FUTURE RIGHT TO A TRIAL BY JURY OF ANY CASE OR CONTROVERSY IN WHICH THEY ARE OR BECOME A PARTY (WHETHER SUCH CASE OR CONTROVERSY IS INITIATED BY OR AGAINST THEM OR IN WHICH THEY ARE JOINED AS A PARTY LITIGANT), WHICH CASE OR CONTROVERSY ARISES OUT OF, OR IS IN RESPECT TO, ANY RELATIONSHIP AMONGST OR BETWEEN LONE STAR, PLEDGOR AND/OR AGENT.**

[Signature page to follow.]

55135163_2

IN WITNESS WHEREOF, and intending to be legally bound, Pledgor has caused this Pledge Agreement to be duly executed and delivered on the day and year first written above.

WITNESS: GFN NORTH AMERICA CORP.

Sally Riiheimer   By: _Christopher Wilson_

                                               Name: ~~Christopher A. Wilson~~
                                               Title: ~~Secretary~~

ACKNOWLEDGMENT

STATE/COM~~MONWEALTH OF~~ California)

) SS:

COUNTY OF Los Angeles)

On this, the 4 day of April 2014, before me, a Notary Public, the undersigned officer, personally appeared Christopher A. Wilson who acknowledged himself/~~herself~~ to be the Secretary of GFN North America Corp., a Delaware corporation (the "Company"), and that he/~~she~~ as such officer, being authorized to do so, executed the foregoing instrument for the purposes therein contained by signing the name of the Company as such officer.

IN WITNESS WHEREOF, I hereunto set my hand and official seal.

[signature]

Notary Public

My Commission Expires: 9/10/2016

PAUL D. WILKINS
Commission # 1988007
Notary Public - California
Los Angeles County
My Comm. Expires Sep 10, 2016

Acknowledgment to Pledge Agreement—Pac-Van (A&R)
(GFN equity in Lone Star)

EXHIBIT A

Pledgor's Stock

Pledgor	Issuer	Pledged Equity Description	Percentage of Interests in Issuer	Certificate Number
GFN North America Corp., a Delaware corporation	Lone Star Tank Rental Inc., a Delaware corporation	1,000 shares of Common Stock	100%	1

EXHIBIT E

Intercompany Note; Endorsement

See attached.

MASTER INTERCOMPANY DEMAND NOTE

September 7, 2012

PAYMENT OF THE OBLIGATIONS UNDER THIS MASTER INTERCOMPANY DEMAND NOTE IS SUBORDINATED TO THE CLAIMS OF AGENT AND LENDERS TO THE EXTENT AND IN THE MANNER PROVIDED IN THE SUBORDINATION AGREEMENT (AS DEFINED BELOW). THE ORIGINAL COPY OF THIS MASTER INTERCOMPANY DEMAND NOTE MUST BE DELIVERED TO AGENT ON THE DATE HEREOF.

ON DEMAND, FOR VALUE RECEIVED, each of the undersigned "Debtor Obligors" (each, a "Debtor Obligor" and collectively the "Debtor Obligors") hereby promises to pay to the order of the applicable undersigned "Creditor Obligor" (each together with its successors and assigns, a "Creditor Obligor" and collectively the "Creditor Obligors") the aggregate unpaid amount of all advances, indebtedness, loans, payables and other extensions of credit and obligations (individually, a "Loan" and, collectively, "Loans") made by any Creditor Obligor to such Debtor Obligor, or otherwise owing by such Debtor Obligor to any Creditor Obligor, from time to time, as set forth on the books and records of any Creditor Obligor.

1.   Definitions. Capitalized terms used but not defined herein shall have the meaning ascribed to them in the Subordination Agreement (as defined below). For purposes of this Intercompany Note (as defined below), the following terms have the meanings set forth below:

"Intercompany Note" means this Master Intercompany Demand Note as originally executed or if later amended, restated, modified or supplemented, then, as so amended, restated, modified or supplemented.

"Subordination Agreement" means the Intercompany Subordination Agreement dated as of September 7, 2012, among the Creditor Obligors and the Debtor Obligors named therein and/or party thereto from time to time in favor of Agent, as the same may be amended, restated, modified, replaced, refinanced or supplemented from time to time.

"Subordinated Liabilities" shall mean any and all amounts which may now or hereafter be owing by any Debtor Obligor to any Creditor Obligor under this Intercompany Note and any and all other amounts representing principal, interest, fees or other obligations which may now or hereafter be owing by any Debtor Obligor to any Creditor Obligor, whether due or not due, direct or indirect, absolute or contingent. Notwithstanding the foregoing, "Subordinated Liabilities" and "Loans" shall not include contributions of equity or trade payables or expense accruals (including those relating to allocation of overhead and general and administrative expenses) arising in the ordinary course of business.

2.   Payments. This Intercompany Note may be prepaid at any time in whole or in part from time to time without penalty or premium. The principal of this Intercompany Note is payable in lawful money of the United States of America and in same day funds, without abatement, reduction, deduction, counterclaim, recoupment, defense or setoff, to any Creditor Obligor at such account as such Creditor Obligor may designate. Each Loan made by a Creditor Obligor to any Debtor Obligor, and all payments

1

made on account of principal or interest thereof, shall be recorded by such Creditor Obligor and, prior to any transfer thereof, on the books and records of such Creditor Obligor; provided, however, that any failure to make such endorsement on such grid shall not limit or otherwise affect the obligations of any Debtor Obligor hereunder.

3.   Subordination. Each Debtor Obligor covenants and agrees, and each Creditor Obligor by its acceptance of this Intercompany Note likewise covenants and agrees, that the payment of the principal of this Intercompany Note and the other Subordinated Liabilities is subordinated, to the extent and in the manner provided in the Subordination Agreement, to the prior payment in full of all Senior Debt, termination of all commitments to lend under the Credit Agreement, and the discharge of all obligations arising in connection therewith and that the subordination is for the benefit of Agent and Lenders.

4.   Waiver. Except as otherwise provided for in this Intercompany Note, and to the fullest extent permitted by applicable law, each Debtor Obligor waives: (a) presentment, notice, demand and protest, and notice of presentment, dishonor, intent to accelerate, acceleration, protest, default, nonpayment, maturity, release, compromise, settlement, extension or renewal of this Intercompany Note at any time held by any Creditor Obligor on which any Debtor Obligor may in any way be liable, and hereby ratifies and confirms whatever any Creditor Obligor may do in this regard; (b) all rights to notice and a hearing prior to any Creditor Obligor's taking possession or control of, or to any Creditor Obligor's replevy, attachment or levy upon, any property, real or personal, tangible or intangible of any Debtor Obligor or any bond or security which might be required by any court prior to allowing any Creditor Obligor to exercise any of its remedies; and (c) the benefit of all valuation, appraisal and exemption laws. Each Debtor Obligor acknowledges that it has been advised by counsel with respect to this Intercompany Note and the transactions evidenced hereby. No failure or delay on the part of any Creditor Obligor in the exercise of any power, right, or privilege hereunder shall operate as a waiver thereof. No single or partial exercise of any such power, right, or privilege shall preclude other or further exercise thereof or of any other right, power or privilege. All rights and remedies existing hereunder are cumulative to, and not exclusive of, any rights or remedies otherwise available.

5.   Lost or Destroyed Note. Upon receipt by any Debtor Obligor of evidence reasonably satisfactory to such Debtor Obligor of the loss, theft, destruction or mutilation of this Intercompany Note, and in the case of any such loss, theft or destruction, upon delivery of an indemnity reasonably satisfactory to such Debtor Obligor or, in case of any such mutilation, upon surrender and cancellation of this Intercompany Note, such Debtor Obligor will issue a new Intercompany Note of like tenor in lieu of this Intercompany Note.

6.   Severability. Wherever possible, each provision of this Intercompany Note shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Intercompany Note shall be prohibited by or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Intercompany Note.

7.   Amendment and Modification. Each of the Debtor Obligors and the Creditor Obligors agrees that no change, waiver, modification or amendment of this Intercompany Note that is adverse to any Agent or any Lender shall be effective without the prior written approval of Agent. Subject to applicable law, the Creditor Obligors agree not to take any action, enter into any agreement or perform any activity with respect to this Intercompany Note and the Loans evidenced hereby, except as required or

2

previously approved in writing by the Agent or except for payments of Loans and the making of Loans in the ordinary course of business of any Debtor Obligor or Creditor Obligor, as applicable.

8.   Costs and Expenses. Each Debtor Obligor agrees to pay on demand all reasonable and documented out-of-pocket costs and expenses, if any, including reasonable counsel fees and expenses, in connection with the enforcement (whether through negotiations, legal proceedings or otherwise) of this Intercompany Note.

9.   **GOVERNING LAW. THIS INTERCOMPANY NOTE SHALL BE DEEMED TO BE A CONTRACT MADE UNDER THE LAWS OF THE STATE OF ILLINOIS, AND FOR ALL PURPOSES SHALL BE CONSTRUED IN ACCORDANCE WITH THE LAWS AND DECISIONS OF SAID STATE, BUT EXCLUDING ALL CHOICE OF LAW AND CONFLICTS OF LAWS RULES.**

10.   Successors and Assigns. This Intercompany Note shall be binding upon each Debtor Obligor and its successors, and shall inure to the benefit of each Creditor Obligor and its successors and permitted assigns (including the Agent and its successors and permitted assigns).

11.   Joinder. In the event any Person becomes a Borrower or Guarantor (each as defined in the Credit Agreement) after the date hereof such Person shall be required to become a party (a "New Party") to this Intercompany Note. Each New Party shall execute and deliver to Agent a joinder agreement in form and substance reasonably satisfactory to each Agent attached as an exhibit to the Intercompany Loan Agreement, and upon the execution thereof, the New Party shall be bound by all the terms and conditions of this Intercompany Note to the same extent as though such New Party had originally executed the same. The addition of any New Party shall not in any manner affect the obligations of the other parties hereto.

[Signature pages to follow.]

\40862529.3

This undersigned Debtor Obligors are signing this Master Intercompany Demand Note as of the date stated in the caption on page 1.

PAC-VAN, INC.,
as a Debtor Obligor

By:
Name: **Christopher A. Wilson**
Title: **Secretary**

PV ACQUISITION CORP.,
an Alberta corporation, as a Debtor Obligor

By:
Name: **Christopher A. Wilson**
Title: **Secretary**

ENDORSEMENT

For value received, the undersigned hereby endorse to the order of Wells Fargo Bank, National Association, a national banking association, as Agent for the Lenders (as each such term is defined in that certain Credit Agreement dated as of September __7__, 2012, among certain of the Creditor Obligors, as Borrowers, the Lenders party thereto, and Agent), that certain Master Intercompany Demand Note dated as of September __7__, 2012, payable by the Debtor Obligors to the order of the Creditor Obligors.

GFN NORTH AMERICA CORP.,
a Delaware corporation, as a Creditor Obligor

By: _____

Name: __**Christopher A. Wilson**__

Title: __**Secretary**__

PAC-VAN, INC.,
an Indiana corporation, as a Creditor Obligor

By: _____

Name: __**Christopher A. Wilson**__

Title: __**Secretary**__

EXHIBIT F-1

Intercompany Subordination Agreement

See attached.

INTERCOMPANY SUBORDINATION AGREEMENT

This INTERCOMPANY SUBORDINATION AGREEMENT (this "Agreement"), dated as of September 7, 2012, is entered into by and among the Obligors listed on the signature pages hereof and those additional entities that hereafter become parties hereto by joinder (collectively, jointly, and severally, the "Obligors" and each, individually, an "Obligor"), in favor of WELLS FARGO BANK, NATIONAL ASSOCIATION, a national banking association, in its capacity as administrative agent for each member of the Lender Group and the Bank Product Providers (in such capacity, together with its successors and assigns in such capacity, "Agent"), in light of the following:

WHEREAS, pursuant to that certain Credit Agreement of even date herewith (as amended, restated, supplemented, or otherwise modified from time to time, the "Credit Agreement") by and among Pac-Van, Inc., an Indiana corporation ("Pac-Van"), and the Subsidiaries of Pac-Van identified on the signature pages thereof as borrowers (each of such Subsidiaries, together with Pac-Van, is referred to hereinafter as a "Borrower"), the lenders party thereto as "Lenders" (each of such Lenders, together with its successors and assigns, is referred to hereinafter as a "Lender"), and Agent, the Lender Group has agreed to make certain financial accommodations available to Borrowers from time to time pursuant to the terms and conditions thereof; and

WHEREAS, each Obligor has made or may make certain loans or advances from time to time to one or more other Obligors, which loans or advances from time to time outstanding shall be evidenced by a Master Intercompany Demand Note (the "Master Intercompany Note"); and

WHEREAS, in order to induce Agent and the Lender Group to enter into the Credit Agreement and the other Loan Documents and to induce the Lender Group and the Bank Product Providers to make financial accommodations to Borrowers pursuant to the Loan Documents and the Bank Product Agreements, and in consideration thereof, and in consideration of any loans or other financial accommodations heretofore or hereafter extended by the below defined Lender Group and the Bank Product Providers to Borrowers pursuant to the Loan Documents or the Bank Product Agreements, each Obligor has agreed to subordinate the indebtedness of each other Obligor owed to such Obligor to the below defined Senior Debt upon the terms and subject to the conditions set forth in this Agreement.

NOW, THEREFORE, for and in consideration of the mutual promises, covenants, conditions, representations, and warranties set forth herein and for other good and valuable consideration, the receipt, sufficiency, and adequacy of which are hereby acknowledged, each Obligor and Agent hereby agree as follows:

1. Definitions and Construction.

    (a)   Terms Defined in Credit Agreement. All initially capitalized terms used in this Agreement and not otherwise defined herein shall have the meanings assigned to them in the Credit Agreement.

    (b)   Certain Defined Terms. As used in this Agreement, the following terms shall have the following meanings:

    "Agent" has the meaning specified therefor in the preamble hereto.

"Agreement" has the meaning specified therefor in the preamble hereto.

"Borrower" has the meaning specified therefor in the recitals hereto.

"Credit Agreement" has the meaning specified therefor in the recitals hereto.

"Creditor Obligor" has the meaning specified therefor in the definition of Subordinated Debt.

"Debtor Obligor" has the meaning specified therefor in the definition of Subordinated Debt.

"Discharge of Senior Debt" means the repayment in full of all Senior Debt, in each case, after or concurrently with the termination or expiration of all commitments, if any, to make loans, advances or otherwise extend credit that would constitute Senior Debt.

"Event of Default" has the meaning specified therefor in the Credit Agreement.

"Guaranty and Security Agreement" has the meaning specified therefor in the Credit Agreement.

"Indebtedness" has the meaning specified therefor in the Credit Agreement.

"Insolvency Events" has the meaning specified therefor in Section 3.

"Lender Group" has the meaning specified therefor in the Credit Agreement.

"Lender Group Expenses" has the meaning specified therefor in the Credit Agreement.

"Lender" and "Lenders" have the respective meanings specified therefor in the recitals to this Agreement.

"Master Intercompany Note" has the meaning specified therefor in the recitals hereto.

"Obligations" has the meaning specified therefor in the Credit Agreement.

"Obligor" and "Obligors" have the respective meanings specified therefor in the preamble hereto.

"Senior Debt" means all obligations (including the Obligations and the Indebtedness evidenced by the Guaranty (as defined in the Guaranty and Security Agreement)) and all amounts owing, due, or secured under, or in connection with, the terms of, or evidenced by, the Credit Agreement, any other Loan Document or Bank Product Agreement, whether now existing or arising hereafter, including all principal, premium, interest, fees, attorneys fees, costs, charges, expenses, reimbursement obligations, obligations to post cash collateral in respect of Letters of Credit or Bank Product Obligations or indemnities in respect thereof, any other indemnities or guarantees, and all other amounts payable under or secured by any Loan Document or Bank Product Agreement (including, in each case, all amounts accruing on or after the commencement of any Insolvency Proceeding relating to any Loan Party, or that would have accrued or become due under the terms of any Loan Document or Bank Product Agreement but for the commencement of any Insolvency Proceeding with respect to any Loan Party and irrespective of whether a claim for all or any portion of such amounts is allowable or allowed in such Insolvency Proceeding).

"Subordinated Debt" means, with respect to each Obligor (each, a "Creditor Obligor"), all Indebtedness, liabilities, and other obligations, whether now existing or arising hereafter, of any other Obligor (each, a "Debtor Obligor"), including all principal, premium, interest, fees, attorneys fees, costs, charges, expenses, reimbursement obligations and any other amounts, in each case, that are owing or due to the Creditor Obligor by such Debtor Obligor, whether evidenced by the Master Intercompany Note or otherwise, whether now existing or hereafter arising, and whether due or to become due, absolute or contingent, liquidated or unliquidated, determined or undetermined, including all fees and all other amounts payable by such Debtor Obligor to such Creditor Obligor under or in connection with the Master Intercompany Note or any other documents or instruments related to any such Indebtedness, liabilities, or other obligations.

"Subordinated Debt Payment" means any payment or distribution by or on behalf of any of the Obligors, directly or indirectly, of assets of any of the Obligors of any kind or character, whether in cash, property, or securities, including on account of the purchase, redemption, or other acquisition of Subordinated Debt, as a result of any collection, sale, or other disposition of Collateral, or by setoff, exchange, or in any other manner, for or on account of the Subordinated Debt.

(c)   Construction. Unless the context of this Agreement clearly requires otherwise, references to the plural include the singular, references to the singular include the plural, the terms "includes" and "including" are not limiting, and the term "or" has, except where otherwise indicated, the inclusive meaning represented by the phrase "and/or."   The words "hereof," "herein," "hereby," "hereunder," and similar terms in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement.   Section, subsection, clause, schedule, and exhibit references herein are to this Agreement unless otherwise specified.   Any reference in this Agreement to any agreement, instrument, or document shall include all alterations, amendments, changes, extensions, modifications, renewals, replacements, substitutions, joinders, and supplements, thereto and thereof, as applicable (subject to any restrictions on such alterations, amendments, changes, extensions, modifications, renewals, replacements, substitutions, joinders, and supplements set forth herein or in the Credit Agreement). The words "asset" and "property" shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties. Any reference herein to the satisfaction, repayment, or payment in full of the Senior Debt (including in the definition of "Discharge of Senior Debt") shall mean (i) the payment or repayment in full in immediately available funds of (A) the principal amount of, and interest accrued with respect to, all outstanding Loans, together with the payment of any premium applicable to the repayment of the Loans, (B) all Lender Group Expenses that have accrued regardless of whether demand has been made therefor, (C) all fees or charges that have accrued hereunder or under any other Loan Document (including the Letter of Credit Fee and the Unused Line Fee), (ii) in the case of contingent reimbursement obligations with respect to Letters of Credit, providing Letter of Credit Collateralization, (iii) in the case of obligations with respect to Bank Products (other than Hedge Obligations), providing Bank Product Collateralization, (iv) the receipt by Agent of cash collateral in order to secure any other contingent Senior Debt for which a claim or demand for payment has been made at such time or in respect of matters or circumstances known to Agent or a Lender at the time that are reasonably expected to result in any loss, cost, damage or expense (including attorneys fees and legal expenses), such cash collateral to be in such amount as Agent reasonably determines is appropriate to secure such contingent Senior Debt, (v) the payment or repayment in full in immediately available funds of all other Senior Debt (including the payment of any termination amount then applicable (or which would or could become applicable as a result of the repayment of the other Senior Debt) under Hedge Agreements provided by Hedge Providers) other than (A) unasserted contingent indemnification obligations, (B) any Bank Product Obligations (other than Hedge Obligations) that, at such time, are allowed by the applicable Bank Product Provider to remain outstanding without being required to be repaid or cash collateralized, and (C) any Hedge Obligations that, at such time, are allowed by the applicable Hedge Provider to remain outstanding without being required to be repaid, and (vi) the termination of all of the Commitments of the Lenders. Any reference herein to any Person shall be construed to include such Person's successors and assigns. Any requirement of a writing contained herein shall be satisfied by the transmission of a Record. The captions and headings of this Agreement are for convenience of reference only and shall not affect the construction of this Agreement.

2. **Subordination to Payment of Senior Debt**. All payments on account of the Subordinated Debt shall be subject, subordinate, and junior, in right of payment and exercise of remedies, to the extent and in the manner set forth herein, to the Discharge of Senior Debt.

3. **Subordination upon Any Distribution of Assets of the Obligors**. In the event of any payment or distribution of assets of any Debtor Obligor of any kind or character, whether in cash, property, or securities, upon the dissolution, winding up, or total or partial liquidation or reorganization, readjustment, arrangement, or similar proceeding relating to such Debtor Obligor or its property, whether voluntary or involuntary, or in bankruptcy, insolvency, receivership, arrangement, or similar proceedings or upon an assignment for the benefit of creditors, or upon any other marshaling or composition of the assets and liabilities of such Debtor Obligor, or upon the occurrence of an Insolvency Proceeding, or otherwise (such events, collectively, the "Insolvency Events"): (a) the Discharge of Senior Debt must have occurred before any Subordinated Debt Payment is made; and (b) any Subordinated Debt Payment to which any Creditor Obligor would be entitled except for the provisions hereof, shall be paid or delivered by the trustee in bankruptcy, receiver, assignee for the benefit of creditors, or other liquidating lender making such payment or distribution directly to Agent for application to the payment of the Senior Debt until the Discharge of Senior Debt has occurred, after giving effect to any concurrent payment or distribution or provision therefor to Agent or any member of the Lender Group or any Bank Product Provider in respect of such Senior Debt.

4. **Payments on Subordinated Debt**.

(a) **Permitted Payments**. So long as no Event of Default has occurred and is continuing, each Debtor Obligor may make, and each Creditor Obligor shall be entitled to accept and receive, Subordinated Debt Payments expressly allowed, if any, under the Credit Agreement.

(b) **No Payment upon Senior Debt Defaults**. Upon the occurrence and during the continuance of any Event of Default, and until such Event of Default is waived in accordance with the Credit Agreement, no Debtor Obligor shall make, and no Creditor Obligor shall accept or receive, any

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Subordinated Debt Payment. For the avoidance of doubt, once such Event of Default is cured or waived, and so long as no other Event of Default has occurred and is continuing, any Debtor Obligor may make and any Creditor Obligor may accept or receive any Subordinated Debt payment, including payments scheduled for the period of time when such Event of Default existed to the extent permitted by the Credit Agreement.

5.   Subordination of Remedies. Until the Discharge of Senior Debt has occurred, whether or not any Insolvency Event has occurred, no Creditor Obligor will:

(a)   accelerate, make demand, or otherwise make due and payable prior to the original due date thereof any Subordinated Debt;

(b)   bring, commence, institute, prosecute, or participate in any lawsuit, action, or proceeding, whether private, judicial, equitable, administrative, or otherwise to enforce its rights or interests in respect of the Subordinated Debt;

(c)   exercise any rights under or with respect to guaranties of the Subordinated Debt, if any;

(d)   exercise any of its rights or remedies in connection with the Subordinated Debt with respect to any Collateral of any Debtor Obligor;

(e)   exercise any right to set-off or counterclaim in respect of any Indebtedness, liabilities, or obligations of such Creditor Obligor to any Debtor Obligor against any of the Subordinated Debt;

(f)   in its capacity as a Creditor Obligor, contest, protest, or object to any exercise of secured creditor remedies by Agent, any other member of the Lender Group, or any Bank Product Provider in connection with the Senior Debt;

(g)   object to any forbearance by Agent, any other member of the Lender Group, or any Bank Product Provider in connection with the Senior Debt; or

(h)   commence, or cause to be commenced, or join with any creditor other than Agent or any Lender in commencing, any Insolvency Proceeding against any Debtor Obligor.

6.   Payment over to Agent. In the event that, notwithstanding the provisions of Sections 2, 3, 4, and 5, any Subordinated Debt Payments shall be received in contravention of such Sections 2, 3, 4, or 5 by any Creditor Obligor before the Discharge of Senior Debt has occurred, such Subordinated Debt Payments shall be segregated and held in trust for the benefit of the Lender Group and the Bank Product Providers and shall be forthwith paid over or delivered to Agent, in the same form as received and with any necessary endorsements, for application to the payment of the Senior Debt in accordance with the terms of the Loan Documents and the Bank Product Agreements. Agent is authorized to make any such endorsements as Agent for the Creditor Obligors. Such authorization is coupled with an interest and is irrevocable until the Discharge of Senior Debt.

7.   Authorization to Agent. If, while any Subordinated Debt is outstanding and before Discharge of Senior Debt has occurred, any Insolvency Event shall occur and be continuing with respect to any Obligor or its property: (a) Agent hereby is irrevocably authorized and empowered (in the name of each Obligor or otherwise), but shall have no obligation, to demand, sue for, collect, and receive every payment or distribution in respect of the Subordinated Debt and give acquittance therefor and to file claims and proofs of claim and take such other action (including voting the Subordinated Debt) as it may deem necessary or advisable for the exercise or enforcement of any of the rights or interests of Agent (or any member of the Lender Group or any Bank Product Provider) under any of the Loan Documents or any Bank Product Agreement; and (b) each Obligor shall promptly take such action as Agent may reasonably request (i) to collect the Subordinated Debt for the account of the Lender Group and Bank Product Providers and to file appropriate claims or proofs of claim in respect of the Subordinated Debt, (ii) to execute and deliver to Agent such powers of attorney, assignments, and other instruments as it may reasonably request to enable it to enforce any and all claims with respect to the Subordinated Debt, and (iii) to collect and receive any and all Subordinated Debt Payments.

8.   Certain Agreements of Each Obligor.

(a)   No Benefits. Each Obligor understands that there may be various agreements between the Lender Group or the Bank Product Providers and any other Obligor evidencing and governing the Senior Debt, and each Obligor acknowledges and agrees that such agreements are not intended to confer any benefits on such Obligor unless such Obligor is also a party thereto (in which case, the rights of such Obligor are as set forth therein) and that Agent and the other members of the Lender Group and the Bank Product Providers shall have no obligation to such Obligor or any other Person to exercise any rights, enforce any remedies, or take any actions which may be available to them under such agreements unless such Obligor is also a party thereto (in which case, the rights of such Obligor are as set forth therein).

(b)   No Interference. Each Obligor acknowledges that certain other Obligors have granted to Agent for the benefit of the Lender Group and the Bank Product Providers security interests in substantially all of such other Obligor's assets, and agrees not to interfere with or in any manner oppose a disposition of any Collateral by Agent in accordance with the applicable Loan Documents, Bank Product Agreements or applicable law.

(c)   Reliance by Agent, Lender Group, and the Bank Product Providers. Each Obligor acknowledges and agrees that Agent, each member of the Lender Group, and each Bank Product Provider will have relied upon and will continue to rely upon the subordination provisions provided for herein and the other provisions hereof in entering into the Loan Documents or the Bank Product Agreements (as the case may be) and making or issuing the Loans, the Letters of Credit, or other financial accommodations thereunder.

(d)   Waivers. Except as provided under the Credit Agreement or any other Loan Document or any Bank Product Agreement, each Obligor hereby waives any and all notice of the incurrence of the Senior Debt or any part thereof and any right to require marshaling of assets.

(e)   Obligations of Each Obligor Not Affected. Each Creditor Obligor hereby agrees that at any time and from time to time, without notice to or the consent of such Creditor Obligor, without incurring responsibility to such Creditor Obligor, and without impairing or releasing the subordination

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provided for herein or otherwise impairing the rights of Agent, any other member of the Lender Group, or any Bank Product Provider hereunder: (i) the time for any Debtor Obligor's performance of or compliance with any of its agreements contained in the Loan Documents or the Bank Product Agreements may be extended or such performance or compliance may be waived by Agent, any other member of the Lender Group, or any Bank Product Provider; (ii) the agreements of any Debtor Obligor with respect to the Loan Documents or the Bank Product Agreements may from time to time be modified by such other Debtor Obligor, Agent, any other member of the Lender Group, or any Bank Product Provider for the purpose of adding any requirements thereto or changing in any manner the rights and obligations of such Debtor Obligor, Agent, any other member of the Lender Group, or any Bank Product Provider thereunder; (iii) the manner, place, or terms for payment by any Debtor Obligor of Senior Debt or any portion thereof may be altered or the terms for payment extended, or the Senior Debt of any Debtor Obligor may be renewed in whole or in part; (iv) the maturity of the Senior Debt of any Debtor Obligor may be accelerated in accordance with the terms of any present or future agreement by any Debtor Obligor, Agent, any other member of the Lender Group, or any Bank Product Provider; (v) any Collateral may be sold, exchanged, released, or substituted and any Lien in favor of Agent may be terminated, subordinated, or fail to be perfected or become unperfected; (vi) any Person liable in any manner for Senior Debt may be discharged, released, or substituted; and (vii) all other rights against the Debtor Obligors, any other Person, or with respect to any Collateral may be exercised (or Agent, any other member of the Lender Group, or any Bank Product Provider may waive or refrain from exercising such rights as provided in the Loan Documents, the Bank Product Agreements or under applicable law) in each case, in accordance with the applicable Loan Documents or Bank Product Agreements and applicable law.

(f)   Rights of Agent Not to Be Impaired. No right of Agent, any other member of the Lender Group, or the Bank Product Providers to enforce the subordination provided for herein or to exercise its other rights hereunder shall at any time in any way be prejudiced or impaired by any act or failure to act by any Obligor, Agent, any other member of the Lender Group, or any Bank Product Provider hereunder or under or in connection with the other Loan Documents or the Bank Product Agreement or by any noncompliance by the other Obligors with the terms and provisions and covenants herein or in any other Loan Document or any Bank Product Agreement, regardless of any knowledge thereof Agent, any other member of the Lender Group, or any Bank Product Provider may have or otherwise be charged with.

(g)   Financial Condition of the Obligors. No Obligor shall have any right to require Agent to obtain or disclose any information with respect to: (i) the financial condition or character of any other Obligor or the ability of any other Obligor to pay and perform any or all of Senior Debt; (ii) the Senior Debt; (iii) the Collateral or other security for any or all of the Senior Debt; (iv) the existence or nonexistence of any guarantees of, or any other subordination agreements with respect to, all or any part of the Senior Debt; (v) any action or inaction on the part of Agent or any other Person; or (vi) any other matter, fact, or occurrence whatsoever.

(h)   Acquisition of Liens or Guaranties. Except as expressly permitted by the Credit Agreement, no Creditor Obligor shall (i) acquire any Lien on any asset of any Debtor Obligor or (ii) accept any guaranties from any other Obligor or from any other Subsidiary of any Loan Party for the Subordinated Debt.

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9. <u>Subrogation</u>. With respect to any payments or distribution in cash, property, or other assets that any Creditor Obligor pays over to Agent (for the benefit of the Lender Group and the Bank Product Providers) under the terms of this Agreement, each Creditor Obligor shall be subrogated to the rights of Agent, the other members of the Lender Group and the Bank Product Providers; <u>provided</u>, <u>however</u>, that each Creditor Obligor agrees not to assert or enforce any such rights of subrogation it may acquire as a result of any such payment or distribution hereunder until the Discharge of Senior Debt has occurred; <u>provided</u> <u>further</u>, <u>however</u>, that no Creditor Obligor shall exercise or enforce any such rights against any Debtor Obligor (including after the Discharge of Senior Debt) if all or any portion of the Senior Debt shall have been satisfied in connection with an exercise of remedies by Agent in respect of the Equity Interests of such Debtor Obligor whether pursuant to the Guaranty and Security Agreement or otherwise.

10. <u>Continuing Agreement; Reinstatement</u>.

(a) <u>Continuing Agreement</u>. This Agreement is a continuing agreement of subordination and shall continue in effect and be binding upon each Obligor until the Discharge of Senior Debt has occurred. The subordinations, agreements, and priorities set forth herein shall remain in full force and effect regardless of whether any party hereto in the future seeks to rescind, amend, terminate, or reform, by litigation or otherwise, its respective agreements with the other Obligor. This Agreement shall be applicable both before and after the commencement of any Insolvency Proceeding and all converted or succeeding cases in respect thereof. The relative rights of parties hereto in or to any distributions from or in respect of any Collateral or proceeds of Collateral shall continue after the commencement of any Insolvency Proceeding. Accordingly, the provisions of this Agreement are intended to be and shall be enforceable as a subordination agreement within the meaning of Section 510 of the Bankruptcy Code.

(b) <u>Reinstatement</u>. This Agreement shall continue to be effective or shall be reinstated (and the amount of Senior Debt shall be reinstated), as the case may be, if, for any reason, any payment of the Senior Debt shall be rescinded or must otherwise be restored by Agent, any other member of the Lender Group, or any Bank Product Provider to any Loan Party, whether as a result of an Insolvency Event or otherwise.

11. <u>Transfer of Subordinated Debt</u>. No Obligor may assign or transfer its rights and obligations in respect of the Subordinated Debt without the prior written consent of Agent, and any such transferee or assignee, as a condition to acquiring an interest in the Subordinated Debt shall agree to be bound hereby, in form reasonably satisfactory to Agent.

12. <u>Obligations of the Obligors Not Affected</u>. The provisions of this Agreement are intended solely for the purpose of defining the relative rights of each Creditor Obligor against each Debtor Obligor, on the one hand, and of Agent, the other members of the Lender Group, and the Bank Product Providers against each Creditor Obligor, on the other hand. Nothing contained in this Agreement shall (i) impair, as between each Creditor Obligor and any Debtor Obligor, the obligation of the Debtor Obligor to pay its respective obligations with respect to the Subordinated Debt as and when the same shall become due and payable, or (ii) otherwise affect the relative rights of any Creditor Obligor against any Debtor Obligor, on the one hand, and of the creditors (other than Agent, the other members of the Lender Group, or the Bank Product Providers) of the Debtor Obligors against the Debtor Obligors, on the other hand.

13.   Endorsement of Obligor Documents; Further Assurances and Additional Acts.

(a)   Endorsement of Obligor Documents. Upon the written request of Agent, all documents and instruments evidencing any of the Subordinated Debt (including, without limitation, the Master Intercompany Note), shall be endorsed with a legend noting that such documents and instruments are subject to this Agreement, and each Obligor shall promptly deliver to Agent evidence of the same.

(b)   Further Assurances and Additional Acts. Each Obligor shall execute, acknowledge, deliver, file, notarize, and register at its own expense all such further agreements, instruments, certificates, financing statements, documents, and assurances, and perform such acts as Agent reasonably shall deem necessary or appropriate to effectuate the purposes of this Agreement, and promptly provide Agent with evidence of the foregoing reasonably satisfactory in form and substance to Agent.

14.   Notices. All notices and other communications provided for hereunder shall be given in the form and manner provided in the Credit Agreement, and, if to Agent, shall be mailed, sent, or delivered to Agent at its address as specified in the Credit Agreement and, if to any Obligor, shall be mailed, sent, or delivered in care of Borrowers in accordance with the notice provisions set forth in the Credit Agreement or, as to any party, at such other address as shall be designated by such party in a written notice to the other party in writing.

15.   No Waiver; Cumulative Remedies. No failure on the part of Agent, any other member of the Lender Group, or any Bank Product Provider to exercise, and no delay in exercising, any right, remedy, power, or privilege hereunder or under any other Loan Document or Bank Product Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, remedy, power, or privilege preclude any other or further exercise thereof or the exercise of any other right, remedy, power, or privilege. The rights and remedies under this Agreement are cumulative and not exclusive of any rights, remedies, powers, and privileges that may otherwise be available to Agent, the other members of the Lender Group, or any Bank Product Provider.

16.   Costs and Expenses. The Obligors, jointly and severally, agree to pay to Agent promptly after demand therefor all Lender Group Expenses in connection with this Agreement, including in connection with the negotiation, preparation, execution, delivery, and administration of this Agreement, or any amendments, modifications, or waivers of the terms hereof, or the enforcement or attempted enforcement of, or preservation of rights or interests under, this Agreement, including any losses incurred by Agent as a result of any failure by any Obligor to perform or observe its obligations contained in this Agreement.

17.   Survival. All covenants, agreements, representations and warranties made in this Agreement shall, except to the extent otherwise provided herein, survive the execution and delivery of this Agreement, and shall continue in full force and effect until the Discharge of Senior Debt has occurred. The foregoing to the contrary notwithstanding, the obligations of each Obligor under Section 9 and Section 16 shall survive the Discharge of Senior Debt.

18.   Benefits of Agreement. This Agreement is entered into for the sole protection and benefit of the Obligors, the Agent, the other members of the Lender Group, and the Bank Product Providers and

their respective successors and assigns, and no other Person shall be a direct or indirect beneficiary of, or shall have any direct or indirect cause of action or claim in connection with, this Agreement.

19.   Binding Effect. This Agreement shall be binding upon, inure to the benefit of and be enforceable by each Obligor, Agent, the other members of the Lender Group, and Bank Product Providers and their respective successors and assigns.

20.   Governing Law; Venue; Jury Trial Waiver; Judicial Reference Provision. THIS AGREEMENT SHALL BE SUBJECT TO THE PROVISIONS REGARDING CHOICE OF LAW AND VENUE, JURY TRIAL WAIVER, AND JUDICIAL REFERENCE SET FORTH IN SECTION 12 OF THE CREDIT AGREEMENT, AND SUCH PROVISIONS ARE INCORPORATED HEREIN BY THIS REFERENCE, *MUTATIS MUTANDIS*.

21.   Entire Agreement; Amendments and Waivers; Conflicts.

(a)   Entire Agreement. This Agreement, together with the other Loan Documents, constitutes the entire agreement of each of the Obligors and the Lender Group with respect to the matters set forth herein and shall not be contradicted or qualified by any other agreement, oral or written, before the date hereof.

(b)   Amendments and Waivers. No amendment to or waiver of any provision of this Agreement shall in any event be effective unless the same shall be in writing and signed by each of the Obligors and Agent; and no waiver of any provision of this Agreement, or consent to any departure by any Obligor from any provision hereof, shall in any event be effective unless the same shall be in writing and signed by Agent. Any such amendment, waiver, or consent shall be effective only in the specific instance and for the specific purpose for which given.

(c)   Conflicts with Subordinated Debt Documents. In case of any conflict or inconsistency between any terms of this Agreement, on the one hand, and any documents or instruments in respect of the Subordinated Debt, on the other hand, then the terms of this Agreement shall control.

(d)   Conflicts with Credit Agreement. In case of any conflict or inconsistency between any terms of this Agreement, on the one hand, and any of the terms and provisions of the Credit Agreement, on the other hand, then the terms and provisions of the Credit Agreement shall control.

22.   Severability of Provisions. Each provision of this Agreement shall be severable from every other provision of this Agreement for the purpose of determining the legal enforceability of any specific provision.

23.   Interpretation. Neither this Agreement nor any uncertainty or ambiguity herein shall be construed against any member of the Lender Group, any Bank Product Provider, or any Obligor, whether under any rule of construction or otherwise. On the contrary, this Agreement has been reviewed by all parties and shall be construed and interpreted according to the ordinary meaning of the words used so as to accomplish fairly the purposes and intentions of all parties hereto.

24.   Counterparts; Telefacsimile or Other Electronic Delivery. This Agreement may be executed in any number of counterparts and by different parties on separate counterparts, each of which,

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when executed and delivered, shall be deemed to be an original, and all of which, when taken together, shall constitute but one and the same agreement. Delivery of an executed counterpart of this Agreement by telefacsimile or other electronic method of transmission shall be equally as effective as delivery of an original executed counterpart of this Agreement. Any party delivering an executed counterpart of this Agreement by telefacsimile or other electronic method of transmission also shall deliver an original executed counterpart of this Agreement but the failure to deliver an original executed counterpart shall not affect the validity, enforceability, and binding effect of this Agreement.

25. <u>New Subsidiaries</u>. Each Obligor shall cause any Subsidiary (whether by acquisition or formation) of any Loan Party that is required pursuant to <u>Section 5.11</u> of the Credit Agreement to execute a joinder to the Guaranty and Security Agreement or the Credit Agreement, within 10 days of such acquisition or formation, as the case may be, to execute and deliver to Agent a joinder to this Agreement in a form reasonably satisfactory to Agent. Upon the execution and delivery of such a joinder by such Subsidiary, such Subsidiary shall become an Obligor hereunder with the same force and effect as if originally named as an Obligor herein. The execution and delivery of any agreement or instrument adding an additional Obligor as a party to this Agreement shall not require the consent of any other Obligor hereunder. The rights and obligations of each Obligor hereunder shall remain in full force and effect notwithstanding the addition of any new Obligor hereunder as though such new Obligor had originally been named an Obligor hereunder on the date of this Agreement.

[Signature pages to follow.]

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IN WITNESS WHEREOF, the undersigned have executed and delivered this Intercompany Subordination Agreement as of the date first written above.

GFN NORTH AMERICA CORP.,
a Delaware corporation, as an Obligor

By: [signature]
Name: Christopher A. Wilson
Title: Secretary

PAC-VAN, INC.,
an Indiana corporation, as an Obligor

By: [signature]
Name: Christopher A. Wilson
Title: Secretary

PV ACQUISITION CORP.,
an Alberta corporation, as an Obligor

By: [signature]
Name: Christopher A. Wilson
Title: Secretary

WELLS FARGO BANK, NATIONAL ASSOCIATION,
as Agent

By:
Name:
Its Authorized Signatory

EXHIBIT F-2

Amendment No. 1 to Intercompany Subordination Agreement

See attached.

AMENDMENT NO. 1
TO INTERCOMPANY SUBORDINATION AGREEMENT

This Amendment No. 1 to Intercompany Subordination Agreement is dated as of February 7, 2014 (the "Amendment"), and is among the Persons identified on the signature pages hereof as Obligors and WELLS FARGO BANK, NATIONAL ASSOCIATION, a national banking association ("Wells Fargo"), as agent for the Lenders (Wells Fargo, in that capacity, "Agent").

The Lenders, Agent, and Borrowers are party to a Credit Agreement dated as of September 7, 2012 (as amended, restated, supplemented, or otherwise modified before the date of this Amendment, the "Credit Agreement"). Obligors entered into or joined an Intercompany Subordination Agreement dated as of September 7, 2012, in favor of Agent (as amended, restated, supplemented, or otherwise modified before the date of this Amendment, the "Intercompany Subordination Agreement"). As set forth in Section 1 below, defined terms used but not defined in this Amendment are as defined in the Credit Agreement or the Intercompany Subordination Agreement, as applicable.

The parties desire to modify the Intercompany Subordination Agreement in certain respects.

The parties therefore agree as follows:

1.   **Definitions**. Defined terms used but not defined in this Amendment are as defined in the Credit Agreement or the Intercompany Subordination Agreement, as applicable.

2.   **Amendments to Intercompany Subordination Agreement**.

(a)   Section 1(b) of the Intercompany Subordination Agreement is hereby amended by inserting the following new definition in appropriate alphabetical order:

"   "GFN" has the meaning specified therefor in the Credit Agreement."

(b)   Section 4(a) of the Intercompany Subordination Agreement is hereby amended to read in its entirety as follows:

"   (a)   Permitted Payments.

(i)   *Other than to GFN.* Each Debtor Obligor may make Subordinated Debt Payments to any applicable Creditor Obligor other than GFN, and each such applicable Creditor Obligor shall be entitled to accept and receive those Subordinated Debt Payments, so long as (A) no Default or Event of Default has occurred and is continuing or would result therefrom, and (B) those Subordinated Debt Payments are not otherwise expressly prohibited under the Credit Agreement.

(ii)   *To GFN.* Each Debtor Obligor may make Subordinated Debt Payments to GFN in it is capacity as a Creditor Obligor, and GFN in its capacity as a Creditor Obligor shall be entitled to accept and receive those Subordinated Debt Payments, so long as (A) no Default or Event of Default has occurred and is continuing or would result therefrom, (B) Pac-Van is Solvent, (C) Excess Availability is greater than

1

or equal to $20,000,000, (D) the Fixed Charge Coverage Ratio, measured on a trailing-twelve-months' basis as of the end of the most recently completed month for which financial statements have been provided to Agent pursuant to Section 5.1, both actual and giving *pro forma* effect to the making of any such Subordinated Debt Payment, will be greater than 1.25 to 1.00, and (E) those Subordinated Debt Payments are not otherwise expressly prohibited under the Credit Agreement."

3. **Representations**. To induce Agent to enter into this Amendment, each Obligor hereby represents to Agent as follows:

(1)   that such Obligor (A) is duly authorized to execute and deliver this Amendment, and (B) is and will continue to be duly authorized to perform its obligations under the Intercompany Subordination Agreement, as amended by this Amendment;

(2)   that the execution and delivery of this agreement and the performance by such Obligor of its obligations under the Intercompany Subordination Agreement, as amended by this Amendment, do not and will not conflict with any provision of law or of the Governing Documents of such Obligor or of any agreement binding upon such Obligor;

(3)   that the Intercompany Subordination Agreement, as amended by this Amendment, is a legal, valid, and binding obligation of such Obligor, enforceable against such Obligor in accordance with its terms, except as enforceability is limited by bankruptcy, insolvency, or other similar laws of general application affecting the enforcement of creditors' rights or by general principles of equity limiting the availability of equitable remedies;

(4)   that the representations and warranties set forth in the Intercompany Subordination Agreement, as amended by this Amendment, are true and correct in all material respects (but if any representation or warranty is by its terms qualified by concepts of materiality, that representation or warranty is true and correct in all respects), in each case with the same effect as if such representations and warranties had been made on the date of this Amendment, except to the extent that any such representation or warranty expressly relates to an earlier date; and

(5)   that such Obligor has complied with and is in compliance with all of the covenants set forth in the Intercompany Subordination Agreement, as amended by this Amendment.

4. **Conditions**. The effectiveness of this Amendment is subject to satisfaction of the following conditions:

(1)   that Agent has received this Amendment executed by Agent and Obligors;

(2)   that Agent has received copies (executed or certified, as appropriate) of all other legal documents or minutes of proceedings taken in connection with the execution and delivery of this Amendment to the extent Agent or its counsel reasonably requests; and

(3)   that all legal matters incident to the execution and delivery of this Amendment are satisfactory to Agent and its counsel.

\54085693.1

5.   **Release**. Each Obligor hereby waives and releases any and all current existing claims, counterclaims, defenses, or set-offs of every kind and nature which it has or might have against Agent or any Lender arising out of, pursuant to, or pertaining in any way to the Credit Agreement, the Intercompany Subordination Agreement, any and all documents and instruments delivered in connection with or relating to the foregoing, or this Amendment. Each Obligor hereby further covenants and agrees not to sue Agent or any Lender or assert any claims, defenses, demands, actions, or liabilities against Agent or any Lender which occurred prior to or as of the date of this Amendment arising out of, pursuant to, or pertaining in any way to the Credit Agreement, the Intercompany Subordination Agreement, any and all documents and instruments delivered in connection with or relating to the foregoing, or this Amendment.

6.   **Miscellaneous**.

(a)   This Amendment is governed by, and is to be construed in accordance with, the laws of the State of Illinois. Each provision of this Amendment is severable from every other provision of this Amendment for the purpose of determining the legal enforceability of any specific provision.

(b)   This Amendment binds Agent and each Obligor and their respective successors and assigns, and will inure to the benefit of Agent and each Obligor and the successors and assigns of Agent.

(c)   Except as specifically modified or amended by the terms of this Amendment, all other terms and provisions of the Intercompany Subordination Agreement are incorporated by reference in this Amendment and in all respects continue in full force and effect. Each Obligor, by execution of this Amendment, hereby reaffirms, assumes, and binds itself to all of the obligations, duties, rights, covenants, terms, and conditions that are contained in the Intercompany Subordination Agreement.

(d)   Each reference in the Intercompany Subordination Agreement to "this Agreement," "hereunder," "hereof," or words of like import, and each reference to the Intercompany Subordination Agreement in any and all instruments or documents delivered in connection therewith, will be deemed to refer to the Intercompany Subordination Agreement, as amended by this Amendment.

(e)   This Amendment is a Loan Document. Each Obligor that is a Borrower hereby acknowledges that Agent's reasonable costs and out-of-pocket expenses (including reasonable attorneys' fees) incurred in drafting this Amendment and in amending the Loan Documents as provided in this Amendment constitute Lender Group Expenses.

(f)   The parties may sign this Amendment in several counterparts, each of which will be deemed to be an original but all of which together will constitute one instrument.

[Signature pages to follow]

\54085693.1

The parties are signing this Amendment No. 1 to Intercompany Subordination Agreement as of the date stated in the introductory clause.

GFN NORTH AMERICA CORP.,
a Delaware corporation, as an Obligor

By: [signature]
Name: Christopher A. Wilson
Title: Secretary

PAC-VAN, INC.,
an Indiana corporation, as an Obligor

By: [signature]
Name: Christopher A. Wilson
Title: Secretary

PV ACQUISITION CORP.,
an Alberta corporation, as an Obligor

By: [signature]
Name: Christopher A. Wilson
Title: Secretary

HARPER'S HOT SHOT SERVICE, INC.,
a Kentucky corporation, as an Obligor

By: [signature]
Name: Christopher A. Wilson
Title: Secretary

WELLS FARGO BANK, NATIONAL ASSOCIATION,
as Agent

By: [signature]
Name: Vice-President
Its Authorized Signatory

Signature page to Amendment No. 1 to Intercompany Subordination Agreement—Pac-Van

EXHIBIT F-3

Omnibus Joinder, Release, Amendment, and Reaffirmation Agreement (April 7, 2014)

See attached.

OMNIBUS JOINDER, RELEASE, AMENDMENT, AND REAFFIRMATION AGREEMENT

THIS OMNIBUS JOINDER, RELEASE, AMENDMENT, AND REAFFIRMATION AGREEMENT (this "Agreement"), is entered into as of April 7, 2014, by and among PAC-VAN, INC., an Indiana corporation ("Pac-Van"), LONE STAR TANK RENTAL INC., a Delaware corporation ("Lone Star"), PV ACQUISITION CORP., an Alberta corporation and a Subsidiary of Pac-Van ("PV Acquisition"), GFN NORTH AMERICA CORP., a Delaware corporation and an Affiliate of Pac-Van and Lone Star ("GFN" and, together with Pac-Van, Lone Star, and PV Acquisition, each a "Credit Party"), HARPER'S HOT SHOT SERVICE, INC., a Kentucky corporation and a Subsidiary of Pac-Van ("Harper"), the Lenders identified on the signature pages hereof as Lenders (which Lenders constitute, as applicable, the Required Lenders, the Supermajority Lenders, and each Lender directly affected by this Agreement), and WELLS FARGO BANK, NATIONAL ASSOCIATION, a national banking association, as Agent.

This Agreement refers to a Credit Agreement dated as of September 7, 2012, by and among certain Credit Parties, the Lenders, and Agent, as administrative agent (that agreement, as amended, restated, supplemented, or otherwise modified before the date of this Agreement, including as amended by Amendment No. 5, the "Existing Credit Agreement").

This Agreement also refers to the following Existing Ancillary Documents (as further defined below), each entered into in connection with the Existing Credit Agreement:

(1) a Guaranty and Security Agreement dated as of September 7, 2012, among Pac-Van, Harper, each other Person party thereto as a "Grantor," and Agent (that agreement, as amended, restated, supplemented, or otherwise modified before the date of this Agreement, including as amended by Amendment No. 5, the "U.S. Guaranty and Security Agreement"), which is the "U.S. Guaranty and Security Agreement" under and as defined in the Credit Agreement and a copy of which is attached as Exhibit A;

(2) an Amendment to Loan Documents dated as of February 7, 2014, between the Lenders, Agent, Pac-Van, and Harper (that agreement, "Amendment No. 5"), which, among other things, amended the Existing Credit Agreement and the U.S. Guaranty and Security Agreement and a copy of which is attached as Exhibit B;

(3) a Guaranty and Security Agreement dated as of September 7, 2012, among PV Acquisition, each other Person party thereto as a "Grantor," and Agent (that agreement, as amended, restated, supplemented, or otherwise modified before the date of this Agreement, the "Canadian Guaranty and Security Agreement"), which is the "Canadian Guaranty and Security Agreement" under and as defined in the Credit Agreement and a copy of which is attached as Exhibit C;

(4) a Pledge Agreement dated as of September 7, 2012, made by GFN in favor of Agent (that agreement, as amended, restated, supplemented, or otherwise modified before the date of this Agreement, the "Pledge Agreement"), a copy of which is attached as Exhibit D;

(5) (A) a Master Intercompany Demand Note dated as of September 7, 2012, made by Pac-Van, PV Acquisition, Harper, and each other Person party thereto as a "Debtor Obligor" in favor of each "Creditor Obligor" (that note, as amended, restated, replaced, supplemented, or otherwise modified before the date of this Agreement, the "Intercompany Note"); and (B) an endorsement to the Intercompany Note made by GFN, Pac-Van, Harper, and each other "Creditor Obligor" under and as defined in the Intercompany Note to Agent (that endorsement, as amended, restated,

supplemented, or otherwise modified before the date of this Agreement, the "Endorsement"), a copy of which, together with a copy of the Intercompany Note, is attached as Exhibit E;

(6)   (A) an Intercompany Subordination Agreement dated as of September 7, 2012, by and among GFN, Pac-Van, PV Acquisition, Harper, each other Person party thereto as an "Obligor," and Agent (that agreement, as amended, restated, supplemented, or otherwise modified before the date of this Agreement, the "Intercompany Subordination Agreement"), which is the "Intercompany Subordination Agreement" under and as defined in the Credit Agreement and a copy of which is attached as Exhibit F-1; and (B) an Amendment No. 1 to Intercompany Subordination Agreement dated as of February 7, 2014, between GFN, Pac-Van, PV Acquisition, Harper, and Agent, which amended the Intercompany Subordination Agreement and a copy of which is attached as Exhibit F-2;

(7)   a Perfection Certificate dated as of September 7, 2012, by Pac-Van and PV Acquisition (that certificate, as amended, restated, supplemented, or otherwise modified before the date of this Agreement, the "Perfection Certificate"), which is a "Perfection Certificate" under and as defined in the Credit Agreement and a copy of which is attached as Exhibit G; and

(8)   a Joinder No. 1 dated as of February 6, 2014, between Harper and Agent, pursuant to which Harper joined certain Existing Ancillary Documents and a copy of which is attached as Exhibit H; and

(9)   a fee letter dated as of the Amendment No. 5 Effective Date among Borrowers and Agent (that agreement, as amended, restated, supplemented, or otherwise modified before the date of this Agreement, the "Fee Letter"), which is the "Fee Letter" under and as defined in the Credit Agreement and a copy of which is on file with Agent.

The Credit Parties and Harper have requested that Harper be released from the Existing Ancillary Documents to which it is a party.

Certain Credit Parties, the Lenders, and Agent are now entering into an Amended and Restated Credit Agreement dated as of the date of this Agreement (that agreement, as amended, restated, supplemented, or otherwise modified from time to time, the "Credit Agreement"). It is a condition to the effectiveness of the Credit Agreement that the parties have entered into this Agreement to join, amend, and reaffirm the Existing Ancillary Documents, as applicable.

The parties therefore agree as follows:

1.   **Definitions**. Capitalized terms used but not defined in this Agreement shall have the meaning given to them in the Credit Agreement. For purposes of this Agreement, the U.S. Guaranty and Security Agreement, the Canadian Guaranty and Security Agreement, the Pledge Agreement, the Intercompany Note, the Endorsement, the Intercompany Subordination Agreement, the Perfection Certificate, the Fee Letter, and all documents executed in connection with each of the foregoing (but excluding, however, the Existing Credit Agreement), are referred to as the "Existing Ancillary Documents," and each is referred to as an "Existing Ancillary Document." Unless the context of this Agreement clearly requires otherwise, references to the plural include the singular and references to the singular include the plural.

54998703_3

2.   **Joinder**.

(a)   Pursuant to the Credit Agreement, Lone Star, by its signature below, becomes a "Borrower" under the Fee Letter with the same force and effect as if originally party thereto as a "Borrower," and Lone Star hereby (1) agrees to all of the terms and provisions of the Fee Letter applicable to it as a "Borrower" thereunder and (2) represents and warrants that the representations and warranties made by it as a "Borrower" thereunder are true and correct in all material respects (except that such materiality qualifier shall not be applicable to any representations and warranties that are already qualified or modified by materiality in the text thereof) on and as of the date hereof. Each reference to a "Borrower" in the Fee Letter shall be deemed to include Lone Star.

(b)   In accordance with Section 26 of the U.S. Guaranty and Security Agreement, Lone Star, by its signature below, becomes a "Grantor" under the U.S. Guaranty and Security Agreement with the same force and effect as if originally named therein as a "Grantor," and Lone Star hereby (1) agrees to all of the terms and provisions of the U.S. Guaranty and Security Agreement applicable to it as a "Grantor" thereunder and (2) represents and warrants that the representations and warranties made by it as a "Grantor" thereunder are true and correct in all material respects (except that such materiality qualifier shall not be applicable to any representations and warranties that are already qualified or modified by materiality in the text thereof) on and as of the date hereof. In furtherance of the foregoing, Lone Star hereby unconditionally grants, assigns, and pledges to Agent, for the benefit of the Lender Group and the Bank Product Providers, to secure the Secured Obligations, a continuing security interest in and to all of Lone Star's right, title and interest in and to the Collateral. Each reference to a "Grantor" in the U.S. Guaranty and Security Agreement shall be deemed to include Lone Star.

(c)   Pursuant to the Credit Agreement and the Master Intercompany Note, Lone Star, by its signature below, becomes a "Debtor Obligor" under the Master Intercompany Note and a "Creditor Obligor" under the endorsement thereto with the same force and effect as if originally named therein as a "Debtor Obligor" or a "Creditor Obligor," as applicable, and Lone Star hereby (1) agrees to all of the terms and provisions of the Master Intercompany Note and the endorsement thereto applicable to it as a "Debtor Obligor" or a "Creditor Obligor" thereunder and (2) represents and warrants that the representations and warranties made by it as a "Debtor Obligor" or a "Creditor Obligor" thereunder are true and correct in all material respects (except that such materiality qualifier shall not be applicable to any representations and warranties that are already qualified or modified by materiality in the text thereof) on and as of the date hereof. Each reference to a "Debtor Obligor" or a "Creditor Obligor" in the Master Intercompany Note or the endorsement thereto shall be deemed to include Lone Star.

(d)   Pursuant to the Credit Agreement and the Intercompany Subordination Agreement, Lone Star, by its signature below, becomes a "Creditor Obligor" under the Intercompany Subordination Agreement and a "Debtor Obligor" under the Debtor Obligors' consent thereto with the same force and effect as if originally named therein as a "Creditor Obligor" or a "Debtor Obligor," as applicable, and Lone Star hereby (1) agrees to all of the terms and provisions of the Intercompany Subordination Agreement and the Debtor Obligors' consent thereto applicable to it as a "Creditor Obligor" or a "Debtor Obligor" thereunder and (2) represents and warrants that the representations and warranties made by it as a "Creditor Obligor" or a "Debtor Obligor" thereunder are true and correct in all material respects (except that such materiality qualifier shall not be applicable to any representations and warranties that are already qualified or modified by materiality in the text thereof) on and as of the date hereof. Each reference to a "Creditor Obligor" or a "Debtor Obligor" in the Intercompany Subordination Agreement or the Debtor Obligors' consent thereto shall be deemed to include Lone Star.

(e)   Lone Star authorizes Agent at any time and from time to time to file, transmit, or communicate, as applicable, financing statements and amendments thereto (1) describing the Collateral as "all personal property of debtor" or "all assets of debtor" or words of similar effect, (2) describing the Collateral as being of equal or lesser scope or with greater detail, or (3) that contain any information required by part 5 of Article 9 of the Code for the sufficiency or filing office acceptance. Lone Star also hereby ratifies any and all financing statements or amendments previously filed by Agent in any jurisdiction in connection with the Loan Documents.

3.   **Release (Harper)**.

(a)   The Credit Parties and Harper have requested that Harper be released from the Existing Ancillary Documents to which it is a party, including, without limitation, the U.S. Guaranty and Security Agreement, to which Harper is party as a Grantor and a Guarantor. The Credit Parties and Harper acknowledge that releasing Harper from the Existing Ancillary Loan Documents requires the consent of Agent and each Lender directly affected by that release.

(b)   Pac-Van and Harper hereby represent to Agent and the Lenders as follows: (1) that Harper has transferred (or caused to be transferred) to Pac-Van all of Harper's tangible and intangible assets and properties, including, without limitation, all of Harper's Collateral and all of Harper's Certificated Units; (2) that Harper and Pac-Van have caused, including, as applicable, by application to the appropriate Governmental Authority, the Certificate of Title for each of Harper's Certificated Units so transferred to be issued, re-issued, or otherwise modified to reflect Pac-Van as the owner of that Certificated Unit; and (3) that Pac-Van has good title to all such assets and properties (including, without limitation, all Collateral and all Certificated Units) so transferred, free and clear of all Liens other than Permitted Liens.

(c)   Agent hereby releases Harper from each of Existing Ancillary Documents to which it is a party, including, without limitation, the U.S. Guaranty and Security Agreement, to which Harper is party as a Grantor and a Guarantor. Each Lender hereby consents to that release.

4.   **Amendments to Existing Ancillary Documents**.

(a)   Each reference to the Existing Credit Agreement in each Existing Ancillary Document is deemed to refer to the Credit Agreement.

(b)   Section 4(a)(ii) of the Intercompany Subordination Agreement is hereby amended to read in its entirety as follows:

"   (ii)   *To GFN*. Each Debtor Obligor may make Subordinated Debt
Payments to GFN in it is capacity as a Creditor Obligor, and GFN in its capacity as a
Creditor Obligor shall be entitled to accept and receive those Subordinated Debt
Payments, so long as (A) no Default or Event of Default has occurred and is continuing
or would result therefrom, (B) each Borrower is Solvent, (C) Excess Availability is
greater than or equal to $20,000,000, (D) the Fixed Charge Coverage Ratio, measured on
a trailing-twelve-months' basis as of the end of the most recently completed month for
which financial statements have been provided to Agent pursuant to Section 5.1, both
actual and giving *pro forma* effect to the making of any such Subordinated Debt
Payment, will be greater than 1.25 to 1.00, and (E) those Subordinated Debt Payments are
not otherwise expressly prohibited under the Credit Agreement."

(c)   Schedule 1 {Commercial Tort Claims}, Schedule 2 {Copyrights}, Schedule 3 {Intellectual Property Licenses}, Schedule 4 {Patents}, Schedule 5 {Pledged Companies}, Schedule 6

{Trademarks}, Schedule 7 {Name; Chief Executive Office; Tax Identification Number; and Organizational Number}, Schedule 8 {Owned Real Property}, Schedule 9 {Deposit Accounts and Securities Accounts}, Schedule 10 {Controlled Account Banks}, Schedule 11 {List of Uniform Commercial Code Filing Jurisdictions}, and Schedule 12 {Certificated Units} to the U.S. Guaranty and Security Agreement are hereby amended and restated in their entirety to read as set forth on Exhibit I.

(d)   Schedule 2 {Copyrights}, Schedule 3 {Intellectual Property Licenses}, Schedule 4 {Patents}, Schedule 5 {Pledged Companies}, Schedule 6 {Trademarks}, Schedule 7 {Name; Chief Executive Office; Registered Office; Tax Identification Number; and Organizational Number}, Schedule 8 {Owned Real Property}, Schedule 9 {Deposit Accounts and Securities Accounts}, Schedule 10 {Controlled Account Banks}, Schedule 11 {List of PPSA Filing Jurisdictions}, and Schedule 12 {Certificated Units} to the Canadian Guaranty and Security Agreement are hereby amended and restated in their entirety to read as set forth on Exhibit J.

(e)   Schedules 1(a), 1(b), 1(c), 2, 3(a), 3(b), 4, 5, 6, 7, 8, 9(a), 9(b), 10, 11(a), 11(b), 11(c), 12, 13, 14, 15, and 16 to the Perfection Certificate are hereby amended and restated in their entirety to read as set forth on Exhibit K.

5.   **Schedules to Guaranty and Security Agreements and Perfection Certificate**. To induce Agent and the Lenders to enter into the Credit Agreement and to induce the Lenders to make or to continue to make their respective Extensions of Credit to the Borrower, each applicable Credit Party hereby represents and warrants to Agent and each Lender that the information on the schedules to the U.S. Guaranty and Security Agreement (with respect to Schedules 1, 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, and 12, as amended and restated pursuant to Section 3(c) of this Agreement), the Canadian Guaranty and Security Agreement (with respect to Schedules 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, and 12, as amended and restated pursuant to Section 3(d) of this Agreement), and the Perfection Certificate (with respect to such Schedules 1(a), 1(b), 1(c), 2, 3(a), 3(b), 4, 5, 6, 7, 8, 9(a), 9(b), 10, 11(a), 11(b), 11(c), 12, 13, 14, 15, and 16, as amended and restated pursuant to Section 3(e) of this Agreement) is complete and accurate in all respects as of the date hereof.

6.   **Reaffirmation**. Each Credit Party hereby (a) reaffirms each of the agreements and covenants in the Existing Ancillary Documents with the same force and effect as if each was separately stated herein and made as of the date hereof; (b) ratifies and reaffirms all of its payment and performance obligations and obligations to indemnify, contingent or otherwise, under the Existing Ancillary Documents and (c) confirms that the Existing Ancillary Documents are in full force and effect. Each "Loan Document" under and as defined in the Existing Agreement that is now in effect and is not separately amended or reaffirmed by this Agreement or separately modified or terminated in connection with the Credit Agreement constitutes a Loan Document under the Credit Agreement and remains in full force and effect.

7.   **Representations**. Each of the Credit Parties and Harper represents to Agent and the Lenders as follows:

(1)   that the execution, delivery, and performance by such Person of this Agreement have been duly authorized by all necessary company action required on its part, and this Agreement is a legal, valid and binding obligation of such Person enforceable against such Person in accordance with its terms except as the enforcement thereof may be subject to (A) the effect of any applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights generally and (B) general principles of equity (regardless of whether enforcement is sought in a proceeding in equity or at law);

(2) that each representation and warranty contained in the Existing Ancillary Documents and the other Loan Documents to which such Person is a party is true and correct in all respects as of the date hereof, after giving effect to this Agreement;

(3) that neither the execution, delivery and performance of this Agreement by such Person nor the consummation of the transactions contemplated hereby does or shall contravene, result in a breach of or violate (A) any provision of such Person's certificate or articles of incorporation or formation and bylaws or operating agreement, as appropriate; (B) any law or regulation, or any order or decree of any court or government instrumentality applicable to such Credit Party or (C) any indenture, mortgage, deed of trust, lease, agreement or other instrument to which such Credit Party is a party or by which such Credit Party or any of its property is bound; and

(4) that no Default or Event of Default has occurred and is continuing.

8. **Conditions**. The effectiveness of this Agreement is subject to the satisfaction of the following conditions precedent:

(1) that Agent has received this Agreement executed by the Administrate Agent, the Lenders, the Credit Parties, and Harper;

(2) that all conditions set forth in Schedule 3.1 of the Credit Agreement have been satisfied; and

(3) that all legal matters incident to the execution and delivery of this agreement are reasonably satisfactory to Agent and its counsel.

9. **Release**. Each of the Credit Parties and Harper hereby waives and releases any and all current existing claims, counterclaims, defenses, or set-offs of every kind and nature which it has or might have against Agent or any Lender arising out of, pursuant to, or pertaining in any way to the Existing Ancillary Documents, any and all documents and instruments delivered in connection with or relating to the foregoing, or this Agreement. Each of the Credit Parties and Harper hereby further covenants and agrees not to sue Agent or any Lender or assert any claims, defenses, demands, actions, or liabilities against Agent or any Lender which occurred prior to or as of the date of this Agreement arising out of, pursuant to, or pertaining in any way to the Existing Ancillary Documents, any and all documents and instruments delivered in connection with or relating to the foregoing, or this Agreement.

10. **Successors and Assigns**. This Agreement shall be binding upon each of the Credit Parties and Harper and upon their respective executors, administrators, successors and assigns and shall inure to the benefit of Agent and the Lenders and their respective successors and assigns. All references herein to a Credit Party or Harper shall be deemed to include the successors and assigns of such Person. The successors and assigns of the Credit Parties and Harper shall include, without limitation, their respective receivers, trustees and debtors-in-possession.

11. **Further Assurances**. Each Credit Party hereby agrees from time to time, as and when requested by Agent or any Lender, to execute and deliver or cause to be executed and delivered all such documents, instruments and agreements and to take or cause to be taken such further or other action as Agent or such Lender may reasonably deem necessary or desirable in order to carry out the intent and purposes of this Agreement and the other Loan Documents.

12. **Loan Document**. This Agreement shall be deemed to be a "Loan Document" for all purposes under the Credit Agreement.

54998703_3

13. **Governing Law**. This Agreement and any claim, controversy, dispute or cause of action (whether in contract or tort or otherwise) based upon, arising out of or relating to this Agreement shall be governed by, and construed in accordance with, the law of the State of Illinois.

14. **Severability**. Wherever possible, each provision of this Agreement shall be interpreted in such manner as to be valid under applicable law. If any provision is found to be invalid under applicable law, it shall be ineffective only to the extent of such invalidity and the remaining provisions of this Agreement shall remain in full force and effect.

15. **Entire Agreement**. Time is of the essence of this Agreement. This Agreement constitutes the entire contract among the parties relating to the subject matter hereof, and supersedes any and all previous agreements and understandings, oral or written, relating to the subject matter hereof.

16. **Execution in Counterparts**. This Agreement may be executed in counterparts, each of which shall constitute an original, but all of which when taken together shall constitute a single contract. Delivery of a signature page of this Agreement by telecopy or other electronic means shall be effective as delivery of a manually executed counterpart of such agreement.

17. **Costs and Expenses**. The Borrowers shall, in accordance with Section 15.5 of the Credit Agreement, reimburse Agent and Lenders for all fees, costs, and expenses, including the reasonable fees, costs and expenses of counsel or other advisors for advice, assistance or other representation in connection with this Agreement.

18. **Reference to and Effect Upon the Loan Documents**. Except as expressly set forth in Section 1.7(b) of the Credit Agreement, the Loan Documents (including, without limitation, the Existing Ancillary Documents) shall remain in full force and effect, as amended hereby, and are hereby ratified and confirmed. The execution, delivery, and effectiveness of this Agreement shall not operate as a waiver of any right, power or remedy of Agent or any Lender under any of the Loan Documents (including, without limitation, the Existing Ancillary Documents) nor constitute a waiver or amendment of any provision of any of the Loan Documents (including, without limitation, the Existing Ancillary Documents). Upon the effectiveness of this Agreement, (i) each reference in the Existing Ancillary Documents to "this Agreement," "hereunder," "hereof," "herein," or words of similar import shall mean and be a reference to such Existing Ancillary Document as amended hereby and (ii) each reference in any Loan Document (including, without limitation, any Existing Ancillary Document) to the "Credit Agreement" shall be deemed to be a reference to the Credit Agreement as defined in this Agreement.

19. **Section Headings**. The section headings herein are for convenience of reference only, and shall not affect in any way the interpretation of any of the provisions hereof.

[Signature pages to follow.]

54998703_3

IN WITNESS WHEREOF, the parties hereto have caused this Omnibus Joinder, Release, Amendment, and Reaffirmation Agreement to be executed and delivered as of the date first above written.

PAC-VAN, INC.

By: _____
Name: Christopher A. Wilson
Title: Secretary

LONE STAR TANK RENTAL INC.

By: _____
Name: Christopher A. Wilson
Title: Secretary

PV ACQUISITION CORP.

By: _____
Name: Christopher A. Wilson
Title: Secretary

GFN NORTH AMERICA CORP.

By: _____
Name: Christopher A. Wilson
Title: Secretary

HARPER'S HOT SHOT SERVICE, INC.

By: _____
Name: Christopher A. Wilson
Title: Secretary

WELLS FARGO BANK, NATIONAL ASSOCIATION,
as Agent and as a Lender

By: [signature]
Name: Brian Hxxxxs
Its Authorized Signatory

HSBC BANK USA, N.A.,
as a Lender

By: _____

Name: <u>Thomas Kainamura – Vice President</u>

<u>Its Authorized Signatory</u>

THE PRIVATEBANK AND TRUST COMPANY,
as a Lender

By: ____________________________
Name: Kyle Griffin
Its Authorized Signatory

CAPITAL ONE BUSINESS CREDIT CORP.,
as a Lender

By:
Name: RON WALKER
Its Authorized Signatory

ONEWEST BANK N.A.,
f/k/a OneWest Bank, FSB,
as a Lender

By: [signature]
Name: Hillary Savoie
Its Authorized Signatory

[ATTACHMENTS OMITTED]

EXHIBIT F-4

Amendment No. 2 to Intercompany Subordination Agreement

See attached.

AMENDMENT NO. 2
TO INTERCOMPANY SUBORDINATION AGREEMENT

This Amendment No. 2 to Intercompany Subordination Agreement is dated as of January 6, 2015(the "Amendment"), and is among the Persons identified on the signature pages hereof as Obligors and WELLS FARGO BANK, NATIONAL ASSOCIATION, a national banking association ("Wells Fargo"), as agent for the Lenders (Wells Fargo, in that capacity, "Agent").

The Lenders, Agent, and Borrowers are party to an Amended and Restated Credit Agreement dated as of April 7, 2014 (as amended, restated, supplemented, or otherwise modified before the date of this Amendment, the "Credit Agreement"). Obligors entered into or joined an Intercompany Subordination Agreement dated as of September 7, 2012, in favor of Agent (as amended, restated, supplemented, or otherwise modified before the date of this Amendment, the "Intercompany Subordination Agreement"). As set forth in Section 1 below, defined terms used but not defined in this Amendment are as defined in the Credit Agreement or the Intercompany Subordination Agreement, as applicable.

The parties desire to modify the Intercompany Subordination Agreement in certain respects.

The parties therefore agree as follows:

1.   **Definitions**. Defined terms used but not defined in this Amendment are as defined in the Credit Agreement or the Intercompany Subordination Agreement, as applicable.

2.   **Amendment to Intercompany Subordination Agreement**. Section 4(a)(ii) of the Intercompany Subordination Agreement is hereby amended by replacing "$20,000,000" with "$22,000,000".

3.   **Representations**. To induce Agent to enter into this Amendment, each Obligor hereby represents to Agent as follows:

(1)   that such Obligor (A) is duly authorized to execute and deliver this Amendment, and (B) is and will continue to be duly authorized to perform its obligations under the Intercompany Subordination Agreement, as amended by this Amendment;

(2)   that the execution and delivery of this agreement and the performance by such Obligor of its obligations under the Intercompany Subordination Agreement, as amended by this Amendment, do not and will not conflict with any provision of law or of the Governing Documents of such Obligor or of any agreement binding upon such Obligor;

(3)   that the Intercompany Subordination Agreement, as amended by this Amendment, is a legal, valid, and binding obligation of such Obligor, enforceable against such Obligor in accordance with its terms, except as enforceability is limited by bankruptcy, insolvency, or other similar laws of general application affecting the enforcement of creditors' rights or by general principles of equity limiting the availability of equitable remedies;

(4)   that the representations and warranties set forth in the Intercompany Subordination Agreement, as amended by this Amendment, are true and correct in all material respects (but if any representation or warranty is by its terms qualified by concepts of materiality, that representation or warranty is true and correct in all respects), in each case with the same effect as if such representations and warranties had been made on the date of this Amendment, except to the extent that any such representation or warranty expressly relates to an earlier date; and

(5)   that such Obligor has complied with and is in compliance with all of the covenants set forth in the Intercompany Subordination Agreement, as amended by this Amendment.

4.   **Conditions**. The effectiveness of this Amendment is subject to satisfaction of the following conditions:

(1)   that Agent has received this Amendment executed by Agent and Obligors;

(2)   that Agent has received copies (executed or certified, as appropriate) of all other legal documents or minutes of proceedings taken in connection with the execution and delivery of this Amendment to the extent Agent or its counsel reasonably requests; and

(3)   that all legal matters incident to the execution and delivery of this Amendment are satisfactory to Agent and its counsel.

5.   **Release**. Each Obligor hereby waives and releases any and all current existing claims, counterclaims, defenses, or set-offs of every kind and nature which it has or might have against Agent or any Lender arising out of, pursuant to, or pertaining in any way to the Credit Agreement, the Intercompany Subordination Agreement, any and all documents and instruments delivered in connection with or relating to the foregoing, or this Amendment. Each Obligor hereby further covenants and agrees not to sue Agent or any Lender or assert any claims, defenses, demands, actions, or liabilities against Agent or any Lender which occurred prior to or as of the date of this Amendment arising out of, pursuant to, or pertaining in any way to the Credit Agreement, the Intercompany Subordination Agreement, any and all documents and instruments delivered in connection with or relating to the foregoing, or this Amendment.

6.   **Miscellaneous**.

(a)   This Amendment is governed by, and is to be construed in accordance with, the laws of the State of Illinois. Each provision of this Amendment is severable from every other provision of this Amendment for the purpose of determining the legal enforceability of any specific provision.

(b)   This Amendment binds Agent and each Obligor and their respective successors and assigns, and will inure to the benefit of Agent and each Obligor and the successors and assigns of Agent.

(c)   Except as specifically modified or amended by the terms of this Amendment, all other terms and provisions of the Intercompany Subordination Agreement are incorporated by reference in this Amendment and in all respects continue in full force and effect. Each Obligor, by execution of this

63430911_2

Amendment, hereby reaffirms, assumes, and binds itself to all of the obligations, duties, rights, covenants, terms, and conditions that are contained in the Intercompany Subordination Agreement.

(d)   Each reference in the Intercompany Subordination Agreement to "this Agreement," "hereunder," "hereof," or words of like import, and each reference to the Intercompany Subordination Agreement in any and all instruments or documents delivered in connection therewith, will be deemed to refer to the Intercompany Subordination Agreement, as amended by this Amendment.

(e)   This Amendment is a Loan Document. Each Obligor that is a Borrower hereby acknowledges that Agent's reasonable costs and out-of-pocket expenses (including reasonable attorneys' fees) incurred in drafting this Amendment and in amending the Loan Documents as provided in this Amendment constitute Lender Group Expenses.

(f)   The parties may sign this Amendment in several counterparts, each of which will be deemed to be an original but all of which together will constitute one instrument.

[Signature pages to follow]

63430911_2

The parties are signing this Amendment No. 1 to Intercompany Subordination Agreement as of the date stated in the introductory clause.

GFN NORTH AMERICA CORP.,
a Delaware corporation, as an Obligor

By: _____
Name: __Christopher A. Wilson__
Title: __Secretary__

PAC-VAN, INC.,
an Indiana corporation, as an Obligor

By: _____
Name: __Christopher A. Wilson__
Title: __Secretary__

LONE STAR TANK RENTAL INC.,
a Delaware corporation, as a Borrower

By: _____
Name: __Christopher A. Wilson__
Title: __Secretary__

PV ACQUISITION CORP.,
an Alberta corporation, as an Obligor

By: _____
Name: __Christopher A. Wilson__
Title: __Secretary__

WELLS FARGO BANK, NATIONAL ASSOCIATION,
as Agent

By: Brian Hynds

Name: Brian Hynds

Its Authorized Signatory

EXHIBIT F-5

Amendment No. 3 to Intercompany Subordination Agreement

See attached.

AMENDMENT NO. 3
TO INTERCOMPANY SUBORDINATION AGREEMENT

This Amendment No. 3 to Intercompany Subordination Agreement is dated as of June 30, 2015 (the "Amendment"), and is among the Persons identified on the signature pages hereof as Obligors and WELLS FARGO BANK, NATIONAL ASSOCIATION, a national banking association ("Wells Fargo"), as agent for the Lenders (Wells Fargo, in that capacity, "Agent").

The Lenders, Agent, and Borrowers are party to an Amended and Restated Credit Agreement dated as of April 7, 2014 (as amended, restated, supplemented, or otherwise modified before the date of this Amendment, the "Credit Agreement"). Obligors entered into or joined an Intercompany Subordination Agreement dated as of September 7, 2012, in favor of Agent (as amended, restated, supplemented, or otherwise modified before the date of this Amendment, the "Intercompany Subordination Agreement"). As set forth in Section 1 below, defined terms used but not defined in this Amendment are as defined in the Credit Agreement or the Intercompany Subordination Agreement, as applicable.

The parties desire to modify the Intercompany Subordination Agreement in certain respects.

The parties therefore agree as follows:

1.   **Definitions**. Defined terms used but not defined in this Amendment are as defined in the Credit Agreement or the Intercompany Subordination Agreement, as applicable.

2.   **Amendment to Intercompany Subordination Agreement**. Section 4(a)(ii) of the Intercompany Subordination Agreement is hereby amended by replacing "$22,000,000" with "$23,200,000".

3.   **Representations**. To induce Agent to enter into this Amendment, each Obligor hereby represents to Agent as follows:

(1)   that such Obligor (A) is duly authorized to execute and deliver this Amendment, and (B) is and will continue to be duly authorized to perform its obligations under the Intercompany Subordination Agreement, as amended by this Amendment;

(2)   that the execution and delivery of this agreement and the performance by such Obligor of its obligations under the Intercompany Subordination Agreement, as amended by this Amendment, do not and will not conflict with any provision of law or of the Governing Documents of such Obligor or of any agreement binding upon such Obligor;

(3)   that the Intercompany Subordination Agreement, as amended by this Amendment, is a legal, valid, and binding obligation of such Obligor, enforceable against such Obligor in accordance with its terms, except as enforceability is limited by bankruptcy, insolvency, or other similar laws of general application affecting the enforcement of creditors' rights or by general principles of equity limiting the availability of equitable remedies;

68266770_5

(4)   that the representations and warranties set forth in the Intercompany Subordination Agreement, as amended by this Amendment, are true and correct in all material respects (but if any representation or warranty is by its terms qualified by concepts of materiality, that representation or warranty is true and correct in all respects), in each case with the same effect as if such representations and warranties had been made on the date of this Amendment, except to the extent that any such representation or warranty expressly relates to an earlier date; and

(5)   that such Obligor has complied with and is in compliance with all of the covenants set forth in the Intercompany Subordination Agreement, as amended by this Amendment.

4.   **Conditions**. The effectiveness of this Amendment is subject to satisfaction of the following conditions:

(1)   that Agent has received this Amendment executed by Agent and Obligors;

(2)   that Agent has received copies (executed or certified, as appropriate) of all other legal documents or minutes of proceedings taken in connection with the execution and delivery of this Amendment to the extent Agent or its counsel reasonably requests; and

(3)   that all legal matters incident to the execution and delivery of this Amendment are satisfactory to Agent and its counsel.

5.   **Release**. Each Obligor hereby waives and releases any and all current existing claims, counterclaims, defenses, or set-offs of every kind and nature which it has or might have against Agent or any Lender arising out of, pursuant to, or pertaining in any way to the Credit Agreement, the Intercompany Subordination Agreement, any and all documents and instruments delivered in connection with or relating to the foregoing, or this Amendment. Each Obligor hereby further covenants and agrees not to sue Agent or any Lender or assert any claims, defenses, demands, actions, or liabilities against Agent or any Lender which occurred prior to or as of the date of this Amendment arising out of, pursuant to, or pertaining in any way to the Credit Agreement, the Intercompany Subordination Agreement, any and all documents and instruments delivered in connection with or relating to the foregoing, or this Amendment.

6.   **Miscellaneous**.

(a)   This Amendment is governed by, and is to be construed in accordance with, the laws of the State of Illinois. Each provision of this Amendment is severable from every other provision of this Amendment for the purpose of determining the legal enforceability of any specific provision.

(b)   This Amendment binds Agent and each Obligor and their respective successors and assigns, and will inure to the benefit of Agent and each Obligor and the successors and assigns of Agent.

(c)   Except as specifically modified or amended by the terms of this Amendment, all other terms and provisions of the Intercompany Subordination Agreement are incorporated by reference in this Amendment and in all respects continue in full force and effect. Each Obligor, by execution of this

68266770_5

Amendment, hereby reaffirms, assumes, and binds itself to all of the obligations, duties, rights, covenants, terms, and conditions that are contained in the Intercompany Subordination Agreement.

(d)   Each reference in the Intercompany Subordination Agreement to "this Agreement," "hereunder," "hereof," or words of like import, and each reference to the Intercompany Subordination Agreement in any and all instruments or documents delivered in connection therewith, will be deemed to refer to the Intercompany Subordination Agreement, as amended by this Amendment.

(e)   This Amendment is a Loan Document. Each Obligor that is a Borrower hereby acknowledges that Agent's reasonable costs and out-of-pocket expenses (including reasonable attorneys' fees) incurred in drafting this Amendment and in amending the Loan Documents as provided in this Amendment constitute Lender Group Expenses.

(f)   The parties may sign this Amendment in several counterparts, each of which will be deemed to be an original but all of which together will constitute one instrument.

[Signature pages to follow]

68266770_5

The parties are signing this Amendment No. 3 to Intercompany Subordination Agreement as of the date stated in the introductory clause.

GFN NORTH AMERICA CORP.,
a Delaware corporation, as an Obligor

By: [signature]
Name: Christopher A. Wilson
Title: Secretary

PV ACQUISITION CORP.,
an Alberta corporation, as an Obligor

By: [signature]
Name: Christopher A. Wilson
Title: Secretary

PAC-VAN, INC.,
an Indiana corporation, as an Obligor

By: [signature]
Name: Christopher A. Wilson
Title: Secretary

SOUTHERN FRAC, LLC,
a Texas limited liability company, as an Obligor

By: [signature]
Name: Christopher A. Wilson
Title: Secretary

LONE STAR TANK RENTAL INC.,
a Delaware corporation, as a Borrower

By: [signature]
Name: Christopher A. Wilson
Title: Secretary

GFN MANUFACTURING CORPORATION,
a Delaware corporation, as an Obligor

By: [signature]
Name: Christopher A. Wilson
Title: Secretary

WELLS FARGO BANK, NATIONAL ASSOCIATION,
as Agent

By: ______________________
Name: Brian Hynds
Its Authorized Signatory

EXHIBIT F-6

Omnibus Amendment and Reaffirmation Agreement (March 24, 2017)

See attached.

OMNIBUS AMENDMENT AND REAFFIRMATION AGREEMENT

This Omnibus Amendment and Reaffirmation Agreement is dated as of March 24, 2017 (this "Agreement"), and is among PAC-VAN, INC., an Indiana corporation ("Pac-Van"), LONE STAR TANK RENTAL INC., a Delaware corporation ("Lone Star"), GFN REALTY COMPANY, LLC, a Delaware limited liability company ("GFNRC"), SOUTHERN FRAC, LLC, a Texas limited liability company ("Southern Frac"), PV ACQUISITION CORP., an Alberta corporation and a Subsidiary of Pac-Van ("PV Acquisition"), GFN MANUFACTURING CORPORATION, a Delaware corporation ("GFN Manufacturing"), GFN NORTH AMERICA CORP., a Delaware corporation ("GFN" and, together with Pac-Van, Lone Star, GFNRC, Southern Frac, PV Acquisition, and GFN Manufacturing, each a "Credit Party"), the Lenders identified on the signature pages hereof as Lenders (which Lenders constitute, as applicable, the Required Lenders, the Supermajority Lenders, and each Lender directly affected by this Agreement), and WELLS FARGO BANK, NATIONAL ASSOCIATION, a national banking association, as Agent.

This Agreement refers to an Amended and Restated Credit Agreement dated as of April 7, 2014, by and among certain Credit Parties, certain Lenders, and Agent, as administrative agent (that agreement, as amended, restated, supplemented, or otherwise modified before the date of this Agreement, the "Existing Credit Agreement").

This Agreement also refers to the following Existing Ancillary Documents (as further defined below), each entered into or joined in connection with the Existing Credit Agreement:

(1)   (A) a Guaranty and Security Agreement dated as of September 7, 2012, among Pac-Van, each other Person party thereto as a "Grantor," and Agent (that agreement, as amended, restated, supplemented, or otherwise modified before the date of this Agreement, including as amended by Amendment No. 5, the "U.S. Guaranty and Security Agreement"), which is the "U.S. Guaranty and Security Agreement" under and as defined in the Credit Agreement and a copy of which is attached as Exhibit A-1; and (B) an Amendment to Loan Documents dated as of February 7, 2014, between, *inter alia*, Pac-Van, certain Lenders, and Agent (that agreement, "Amendment No. 5"), which, among other things, amended the Existing Credit Agreement and the U.S. Guaranty and Security Agreement and a copy of which is attached as Exhibit A-2;

(2)   a Guaranty and Security Agreement dated as of September 7, 2012, among PV Acquisition, each other Person party thereto as a "Grantor," and Agent (that agreement, as amended, restated, supplemented, or otherwise modified before the date of this Agreement, the "Canadian Guaranty and Security Agreement"), which is the "Canadian Guaranty and Security Agreement" under and as defined in the Credit Agreement and a copy of which is attached as Exhibit B;

(3)   a Pledge Agreement dated as of September 7, 2012, made by GFN in favor of Agent (that agreement, as amended, restated, supplemented, or otherwise modified before the date of this Agreement, the "GFN–Pac-Van Pledge Agreement"), a copy of which is attached as Exhibit C;

(4)   a Pledge Agreement dated as of April 7, 2014, made by GFN in favor of Agent (that agreement, as amended, restated, supplemented, or otherwise modified before the date of this Agreement, the "GFN–Lone Star Pledge Agreement"), a copy of which is attached as Exhibit D;

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(5)   (A) a Master Intercompany Demand Note dated as of September 7, 2012, made by Pac-Van, PV Acquisition, and each other Person party thereto as a "Debtor Obligor" in favor of each "Creditor Obligor" (that note, as amended, restated, replaced, supplemented, or otherwise modified before the date of this Agreement, the "Intercompany Note"); and (B) an endorsement to the Intercompany Note made by GFN, Pac-Van, and each other "Creditor Obligor" under and as defined in the Intercompany Note to Agent (that endorsement, as amended, restated, supplemented, or otherwise modified before the date of this Agreement, the "Endorsement"), a copy of which, together with a copy of the Intercompany Note, is attached as Exhibit E; and

(6)   (A) an Intercompany Subordination Agreement dated as of September 7, 2012, by and among GFN, Pac-Van, PV Acquisition, each other Person party thereto as an "Obligor," and Agent (that agreement, as amended, restated, supplemented, or otherwise modified before the date of this Agreement, the "Intercompany Subordination Agreement"), which is the "Intercompany Subordination Agreement" under and as defined in the Credit Agreement and a copy of which is attached as Exhibit F-1; (B) an Amendment No. 1 to Intercompany Subordination Agreement dated as of February 7, 2014, between GFN, Pac-Van, PV Acquisition, each other Person party thereto as an "Obligor," and Agent, which amended the Intercompany Subordination Agreement and a copy of which is attached as Exhibit F-2; (C) an Omnibus Joinder, Release, Amendment, and Reaffirmation Agreement dated as of April 7, 2014, among, *inter alia*, GFN, Pac-Van, Lone Star, PV Acquisition, and Agent, which, among other things, amended the Intercompany Subordination Agreement and a copy of which (without attachments) is attached as Exhibit F-3; (D) an Amendment No. 2 to Intercompany Subordination Agreement dated as of January 6, 2015, between GFN, Pac-Van, Lone Star, and Agent, which amended the Intercompany Subordination Agreement and a copy of which is attached as Exhibit F-4; and (E) an Amendment No. 3 to Intercompany Subordination Agreement dated as of June 30, 2015, between GFN, Pac-Van, Lone Star, GFNRC, Southern Frac, PV Acquisition, and Agent, which amended the Intercompany Subordination Agreement and a copy of which is attached as Exhibit F-5.

Certain Credit Parties, certain Lenders, and Agent are now entering into an Amendment No. 6 to Amended and Restated Credit Agreement dated as of the date of this Agreement (that amendment, "Amendment No. 6"; the Existing Credit Agreement, as amended by Amendment No. 6 and as further amended, restated, supplemented, or otherwise modified from time to time, the "Credit Agreement"). It is a condition to the effectiveness of Amendment No. 6 that the parties have entered into this Agreement to amend and reaffirm the Existing Ancillary Documents, as applicable.

The parties therefore agree as follows:

1.   **Definitions**. Capitalized terms used but not defined in this Agreement shall have the meaning given to them in the Credit Agreement. For purposes of this Agreement, the U.S. Guaranty and Security Agreement, the Canadian Guaranty and Security Agreement, the GFN–Pac-Van Pledge Agreement, the GFN–Lone Star Pledge Agreement, the Intercompany Note, the Endorsement, the Intercompany Subordination Agreement, the Fee Letter, and all documents executed in connection with each of the foregoing (but excluding, however, the Existing Credit Agreement), are referred to as the "Existing Ancillary Documents," and each is referred to as an "Existing Ancillary Document." Unless the context of this Agreement clearly requires otherwise, references to the plural include the singular and references to the singular include the plural.

87671447_4

2.	**Amendments to Existing Ancillary Documents**.

(a)	Each reference to the Existing Credit Agreement in each Existing Ancillary Document is deemed to refer to the Credit Agreement.

(b)	Section 4(a)(ii) of the Intercompany Subordination Agreement is hereby amended to read in its entirety as follows:

"	(ii)	*To GFN*. Each Debtor Obligor may make Subordinated Debt Payments to GFN in it is capacity as a Creditor Obligor, and GFN in its capacity as a Creditor Obligor shall be entitled to accept and receive those Subordinated Debt Payments, so long as (A) no Default or Event of Default has occurred and is continuing or would result therefrom, (B) each Borrower is Solvent, (C) Excess Availability is greater than or equal to $21,000,000, (D) the Fixed Charge Coverage Ratio, measured on a trailing-twelve-months' basis as of the end of the most recently completed month for which financial statements have been provided to Agent pursuant to Section 5.1, both actual and giving *pro forma* effect to the making of any such Subordinated Debt Payment, will be greater than 1.25 to 1.00, and (E) those Subordinated Debt Payments are not otherwise expressly prohibited under the Credit Agreement."

(c)	Schedule 1 {Commercial Tort Claims}, Schedule 2 {Copyrights}, Schedule 3 {Intellectual Property Licenses}, Schedule 4 {Patents}, Schedule 5 {Pledged Companies}, Schedule 6 {Trademarks}, Schedule 7 {Name; Chief Executive Office; Tax Identification Number; and Organizational Number}, Schedule 8 {Owned Real Property}, Schedule 9 {Deposit Accounts and Securities Accounts}, Schedule 10 {Controlled Account Banks}, Schedule 11 {List of Uniform Commercial Code Filing Jurisdictions}, and Schedule 12 {Certificated Units} to the U.S. Guaranty and Security Agreement are hereby amended and restated in their entirety to read as set forth on Exhibit H.

(d)	Schedule 2 {Copyrights}, Schedule 3 {Intellectual Property Licenses}, Schedule 4 {Patents}, Schedule 5 {Pledged Companies}, Schedule 6 {Trademarks}, Schedule 7 {Name; Chief Executive Office; Registered Office; Tax Identification Number; and Organizational Number}, Schedule 8 {Owned Real Property}, Schedule 9 {Deposit Accounts and Securities Accounts}, Schedule 10 {Controlled Account Banks}, Schedule 11 {List of PPSA Filing Jurisdictions}, and Schedule 12 {Certificated Units} to the Canadian Guaranty and Security Agreement are hereby amended and restated in their entirety to read as set forth on Exhibit I.

3.	**Perfection Certificates**. Attached as Exhibit J are one or more Perfection Certificates with respect to each Loan Party. To induce Agent and the Lenders to enter into Amendment No. 6 and to induce the Lenders to make or to continue to make their respective Extensions of Credit to the Borrowers, each applicable Credit Party hereby represents and warrants to Agent and each Lender that each such Perfection Certificate is complete and accurate in all respects as of the date hereof.

4.	**Schedules to Guaranty and Security Agreements**. To induce Agent and the Lenders to enter into Amendment No. 6 and to induce the Lenders to make or to continue to make their respective Extensions of Credit to the Borrowers, each applicable Credit Party hereby represents and warrants to Agent and each Lender that the information on the schedules to the U.S. Guaranty and Security Agreement (with respect to Schedules 1, 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, and 12, as amended and restated

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pursuant to Section 3(c) of this Agreement) and the Canadian Guaranty and Security Agreement (with respect to Schedules 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, and 12, as amended and restated pursuant to Section 3(d) of this Agreement) is complete and accurate in all respects as of the date hereof.

5. **Reaffirmation**. Each Credit Party hereby (a) reaffirms each of the agreements and covenants in the Existing Ancillary Documents with the same force and effect as if each was separately stated herein and made as of the date hereof; (b) ratifies and reaffirms all of its payment and performance obligations and obligations to indemnify, contingent or otherwise, under the Existing Ancillary Documents and (c) confirms that the Existing Ancillary Documents are in full force and effect. Each "Loan Document" under and as defined in the Existing Agreement that is now in effect and is not separately amended or reaffirmed by this Agreement or separately modified or terminated in connection with Amendment No. 6 constitutes a Loan Document under the Credit Agreement and remains in full force and effect.

6. **Representations**. Each of the Credit Parties represents to Agent and the Lenders as follows:

(1) that the execution, delivery, and performance by such Person of this Agreement have been duly authorized by all necessary company action required on its part, and this Agreement is a legal, valid and binding obligation of such Person enforceable against such Person in accordance with its terms except as the enforcement thereof may be subject to (A) the effect of any applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights generally and (B) general principles of equity (regardless of whether enforcement is sought in a proceeding in equity or at law);

(2) that each representation and warranty contained in the Existing Ancillary Documents and the other Loan Documents to which such Person is a party is true and correct in all respects as of the date hereof, after giving effect to this Agreement;

(3) that neither the execution, delivery and performance of this Agreement by such Person nor the consummation of the transactions contemplated hereby does or shall contravene, result in a breach of or violate (A) any provision of such Person's certificate or articles of incorporation or formation and bylaws or operating agreement, as appropriate; (B) any law or regulation, or any order or decree of any court or government instrumentality applicable to such Credit Party or (C) any indenture, mortgage, deed of trust, lease, agreement or other instrument to which such Credit Party is a party or by which such Credit Party or any of its property is bound (including, without limitation, the GFC 2021 Notes Indenture); and

(4) that no Default or Event of Default has occurred and is continuing.

7. **Conditions**. The effectiveness of this Agreement is subject to the satisfaction of the following conditions precedent:

(1) that Agent has received this Agreement executed by the Administrative Agent, the Lenders, and the Credit Parties;

(2) that all conditions set forth in Section 5 of Amendment No. 6 have been satisfied; and

87671447_4

(3)   that all legal matters incident to the execution and delivery of this agreement are reasonably satisfactory to Agent and its counsel.

8.   **Release**. Each of the Credit Parties hereby waives and releases any and all current existing claims, counterclaims, defenses, or set-offs of every kind and nature which it has or might have against Agent or any Lender arising out of, pursuant to, or pertaining in any way to the Existing Ancillary Documents, any and all documents and instruments delivered in connection with or relating to the foregoing, or this Agreement. Each of the Credit Parties hereby further covenants and agrees not to sue Agent or any Lender or assert any claims, defenses, demands, actions, or liabilities against Agent or any Lender which occurred prior to or as of the date of this Agreement arising out of, pursuant to, or pertaining in any way to the Existing Ancillary Documents, any and all documents and instruments delivered in connection with or relating to the foregoing, or this Agreement.

9.   **Successors and Assigns**. This Agreement shall be binding upon each of the Credit Parties and upon their respective executors, administrators, successors and assigns and shall inure to the benefit of Agent and the Lenders and their respective successors and assigns. All references herein to a Credit Party shall be deemed to include the successors and assigns of such Person. The successors and assigns of the Credit Parties shall include, without limitation, their respective receivers, trustees and debtors-in-possession.

10.   **Further Assurances**. Each Credit Party hereby agrees from time to time, as and when requested by Agent or any Lender, to execute and deliver or cause to be executed and delivered all such documents, instruments and agreements and to take or cause to be taken such further or other action as Agent or such Lender may reasonably deem necessary or desirable in order to carry out the intent and purposes of this Agreement and the other Loan Documents.

11.   **Loan Document**. This Agreement shall be deemed to be a "Loan Document" for all purposes under the Credit Agreement.

12.   **Governing Law**. This Agreement and any claim, controversy, dispute or cause of action (whether in contract or tort or otherwise) based upon, arising out of or relating to this Agreement shall be governed by, and construed in accordance with, the law of the State of Illinois.

13.   **Severability**. Wherever possible, each provision of this Agreement shall be interpreted in such manner as to be valid under applicable law. If any provision is found to be invalid under applicable law, it shall be ineffective only to the extent of such invalidity and the remaining provisions of this Agreement shall remain in full force and effect.

14.   **Entire Agreement**. Time is of the essence of this Agreement. This Agreement constitutes the entire contract among the parties relating to the subject matter hereof, and supersedes any and all previous agreements and understandings, oral or written, relating to the subject matter hereof.

15.   **Execution in Counterparts**. This Agreement may be executed in counterparts, each of which shall constitute an original, but all of which when taken together shall constitute a single contract. Delivery of a signature page of this Agreement by telecopy or other electronic means shall be effective as delivery of a manually executed counterpart of such agreement.

87671447_4

16.   **Costs and Expenses**. The Borrowers shall, in accordance with Section 15.5 of the Credit Agreement, reimburse Agent and Lenders for all fees, costs, and expenses, including the reasonable fees, costs and expenses of counsel or other advisors for advice, assistance or other representation in connection with this Agreement.

17.   **Reference to and Effect Upon the Loan Documents**. Except as expressly set forth in Section 7(c) of Amendment No. 6, the Loan Documents (including, without limitation, the Existing Ancillary Documents) shall remain in full force and effect, as amended hereby, and are hereby ratified and confirmed. The execution, delivery, and effectiveness of this Agreement shall not operate as a waiver of any right, power or remedy of Agent or any Lender under any of the Loan Documents (including, without limitation, the Existing Ancillary Documents) nor constitute a waiver or amendment of any provision of any of the Loan Documents (including, without limitation, the Existing Ancillary Documents). Upon the effectiveness of this Agreement, (i) each reference in the Existing Ancillary Documents to "this Agreement," "hereunder," "hereof," "herein," or words of similar import shall mean and be a reference to such Existing Ancillary Document as amended hereby and (ii) each reference in any Loan Document (including, without limitation, any Existing Ancillary Document) to the "Credit Agreement" shall be deemed to be a reference to the Credit Agreement as defined in this Agreement.

18.   **Section Headings**. The section headings herein are for convenience of reference only, and shall not affect in any way the interpretation of any of the provisions hereof.

[Signature pages to follow.]

87671447_4

IN WITNESS WHEREOF, the parties hereto have caused this Omnibus Amendment and Reaffirmation Agreement to be executed and delivered as of the date first above written.

PAC-VAN, INC.

By: _____
Name: _____
Title: Christopher A. Wilson
Secretary

LONE STAR TANK RENTAL INC.

By: _____
Name: Christopher A. Wilson
Title: Secretary

GFN REALTY COMPANY, LLC

By: _____
Name: Christopher A. Wilson
Title: Secretary

SOUTHERN FRAC, LLC

By: GFN Manufacturing Corporation,
a Delaware corporation, as Manager

By: _____
Name: Christopher A. Wilson
Title: Secretary

PV ACQUISITION CORP.

By: _____
Name: Christopher A. Wilson
Title: Secretary

GFN MANUFACTURING CORPORATION

By: _____
Name: Christopher A. Wilson
Title: Secretary

GFN NORTH AMERICA CORP.

By: _____
Name: Christopher A. Wilson
Title: Secretary

Signature page to Omnibus Amendment and Reaffirmation Agreement (Pac-Van)
87671447

WELLS FARGO BANK, NATIONAL ASSOCIATION,
as Agent and as a Lender

By: Brian Hughes
Name: Brian Hughes
Its Authorized Signatory

EAST WEST BANK,
as a Lender

By: _____

Name: NIMA RASSOULI
Its Authorized Signatory

CIT BANK, N.A.,
f/k/a OneWest Bank N.A.,
successor in interest to OneWest Bank, FSB,
as a Lender

By: _____

Name: CHRISTOPHER J. ESPOSITO

Its Authorized Signatory

THE PRIVATEBANK AND TRUST COMPANY,
as a Lender

By: _____

Name: _____Scott Dvornik_____

Its Authorized Signatory

KEYBANK, NATIONAL ASSOCIATION,
as a Lender

By: _Nadine M. Eames_

Name: _Nadine M. Eames_

Its Authorized Signatory

BANK HAPOALIM B.M.,
as a Lender

By: _____
Name: _____
LENROY HACKETT
SENIOR VICE PRESIDENT
Its Authorized Signatory

By: _____
Name: _____
Its Authorized Signatory ELLIOT WINTER
SENIOR VICE PRESIDENT

GACP I, L.P.,
a Delaware limited partnership,
as a Lender

By: /s/ John Ahn

Name: John Ahn

Its Authorized Signatory

[ATTACHMENTS OMITTED]

EXHIBIT G

Omnibus Amendment and Reaffirmation Agreement (December 24, 2018)

See attached.

OMNIBUS AMENDMENT AND REAFFIRMATION AGREEMENT

This Omnibus Amendment and Reaffirmation Agreement is dated as of December 24, 2018 (this "Agreement"), and is among PAC-VAN, INC., an Indiana corporation ("Pac-Van"), LONE STAR TANK RENTAL INC., a Delaware corporation ("Lone Star"), GFN REALTY COMPANY, LLC, a Delaware limited liability company ("GFNRC"), SOUTHERN FRAC, LLC, a Texas limited liability company ("Southern Frac"), PV ACQUISITION CORP., an Alberta corporation and a Subsidiary of Pac-Van ("PV Acquisition"), GFN MANUFACTURING CORPORATION, a Delaware corporation ("GFN Manufacturing"), GFN NORTH AMERICA CORP., a Delaware corporation ("GFN" and, together with Pac-Van, Lone Star, GFNRC, Southern Frac, PV Acquisition, and GFN Manufacturing, each a "Credit Party"), the Lenders identified on the signature pages hereof as Lenders (which Lenders constitute, as applicable, the Required Lenders, the Supermajority Lenders, and each Lender directly affected by this Agreement), and WELLS FARGO BANK, NATIONAL ASSOCIATION, a national banking association, as Agent.

This Agreement refers to an Amended and Restated Credit Agreement dated as of April 7, 2014, by and among certain Credit Parties, certain Lenders, and Agent, as administrative agent (that agreement, as amended, restated, supplemented, or otherwise modified before the date of this Agreement, the "Existing Credit Agreement").

This Agreement also refers to the following Existing Ancillary Documents (as further defined below), each entered into or joined in connection with the Existing Credit Agreement:

(1)   (A) a Guaranty and Security Agreement dated as of September 7, 2012, among Pac-Van, each other Person party thereto as a "Grantor," and Agent (that agreement, as amended, restated, supplemented, or otherwise modified before the date of this Agreement, including as amended by Amendment No. 5, the "U.S. Guaranty and Security Agreement"), which is the "U.S. Guaranty and Security Agreement" under and as defined in the Credit Agreement and a copy of which is attached as Exhibit A-1; and (B) an Amendment to Loan Documents dated as of February 7, 2014, between, *inter alia*, Pac-Van, certain Lenders, and Agent (that agreement, "Amendment No. 5"), which, among other things, amended the Existing Credit Agreement and the U.S. Guaranty and Security Agreement and a copy of which is attached as Exhibit A-2;

(2)   a Guaranty and Security Agreement dated as of September 7, 2012, among PV Acquisition, each other Person party thereto as a "Grantor," and Agent (that agreement, as amended, restated, supplemented, or otherwise modified before the date of this Agreement, the "Canadian Guaranty and Security Agreement"), which is the "Canadian Guaranty and Security Agreement" under and as defined in the Credit Agreement and a copy of which is attached as Exhibit B;

(3)   a Pledge Agreement dated as of September 7, 2012, made by GFN in favor of Agent (that agreement, as amended, restated, supplemented, or otherwise modified before the date of this Agreement, the "GFN–Pac-Van Pledge Agreement"), a copy of which is attached as Exhibit C;

(4)   a Pledge Agreement dated as of April 7, 2014, made by GFN in favor of Agent (that agreement, as amended, restated, supplemented, or otherwise modified before the date of this Agreement, the "GFN–Lone Star Pledge Agreement"), a copy of which is attached as Exhibit D;

(5)   a Pledge Agreement dated as of March 24, 2017, made by GFN in favor of Agent (that agreement, as amended, restated, supplemented, or otherwise modified before the date of this Agreement, the "GFN–GFNRC Pledge Agreement"), a copy of which is attached as Exhibit E;

(6)   (A) a Master Intercompany Demand Note dated as of September 7, 2012, made by Pac-Van, PV Acquisition, and each other Person party thereto as a "Debtor Obligor" in favor of each "Creditor Obligor" (that note, as amended, restated, replaced, supplemented, or otherwise modified before the date of this Agreement, the "Intercompany Note"); and (B) an endorsement to the Intercompany Note made by GFN, Pac-Van, and each other "Creditor Obligor" under and as defined in the Intercompany Note to Agent (that endorsement, as amended, restated, supplemented, or otherwise modified before the date of this Agreement, the "Endorsement"), a copy of which, together with a copy of the Intercompany Note, is attached as Exhibit F; and

(7)   (A) an Intercompany Subordination Agreement dated as of September 7, 2012, by and among GFN, Pac-Van, PV Acquisition, each other Person party thereto as an "Obligor," and Agent (that agreement, as amended, restated, supplemented, or otherwise modified before the date of this Agreement, the "Intercompany Subordination Agreement"), which is the "Intercompany Subordination Agreement" under and as defined in the Credit Agreement and a copy of which is attached as Exhibit G-1; (B) an Amendment No. 1 to Intercompany Subordination Agreement dated as of February 7, 2014, between GFN, Pac-Van, PV Acquisition, each other Person party thereto as an "Obligor," and Agent, which amended the Intercompany Subordination Agreement and a copy of which is attached as Exhibit G-2; (C) an Omnibus Joinder, Release, Amendment, and Reaffirmation Agreement dated as of April 7, 2014, among, *inter alia*, GFN, Pac-Van, Lone Star, PV Acquisition, and Agent, which, among other things, amended the Intercompany Subordination Agreement and a copy of which (without attachments) is attached as Exhibit G-3; (D) an Amendment No. 2 to Intercompany Subordination Agreement dated as of January 6, 2015, between GFN, Pac-Van, Lone Star, and Agent, which amended the Intercompany Subordination Agreement and a copy of which is attached as Exhibit G-4; (E) an Amendment No. 3 to Intercompany Subordination Agreement dated as of June 30, 2015, between GFN, Pac-Van, Lone Star, GFNRC, Southern Frac, PV Acquisition, and Agent, which amended the Intercompany Subordination Agreement and a copy of which is attached as Exhibit G-5; and (F) an Omnibus Amendment and Reaffirmation Agreement dated as of March 24, 2017, among, *inter alia*, GFN, Pac-Van, Lone Star, PV Acquisition, Southern Frac, GFNRC, GFN Manufacturing, and Agent, which, among other things, amended the Intercompany Subordination Agreement and a copy of which (without attachments) is attached as Exhibit G-6.

Certain Credit Parties, certain Lenders, and Agent are now entering into an Amendment No. 8 to Amended and Restated Credit Agreement dated as of the date of this Agreement (that amendment, "Amendment No. 8"; the Existing Credit Agreement, as amended by Amendment No. 8 and as further amended, restated, supplemented, or otherwise modified from time to time, the "Credit Agreement"). It is a condition to the effectiveness of Amendment No. 8 that the parties have entered into this Agreement to amend and reaffirm the Existing Ancillary Documents, as applicable.

The parties therefore agree as follows:

1.   **Definitions**. Capitalized terms used but not defined in this Agreement shall have the meaning given to them in the Credit Agreement. For purposes of this Agreement, the U.S. Guaranty and

Security Agreement, the Canadian Guaranty and Security Agreement, the GFN–Pac-Van Pledge Agreement, the GFN–Lone Star Pledge Agreement, the Intercompany Note, the Endorsement, the Intercompany Subordination Agreement, the Fee Letter, and all documents executed in connection with each of the foregoing (but excluding, however, the Existing Credit Agreement), are referred to as the "Existing Ancillary Documents," and each is referred to as an "Existing Ancillary Document." Unless the context of this Agreement clearly requires otherwise, references to the plural include the singular and references to the singular include the plural.

2.   **Amendments to Existing Ancillary Documents**. Each reference to the Existing Credit Agreement in each Existing Ancillary Document is deemed to refer to the Credit Agreement.

3.   **Reaffirmation**. Each Credit Party hereby (a) reaffirms each of the agreements and covenants in the Existing Ancillary Documents with the same force and effect as if each was separately stated herein and made as of the date hereof; (b) ratifies and reaffirms all of its payment and performance obligations and obligations to indemnify, contingent or otherwise, under the Existing Ancillary Documents and (c) confirms that the Existing Ancillary Documents are in full force and effect. Each "Loan Document" under and as defined in the Existing Agreement that is now in effect and is not separately amended or reaffirmed by this Agreement or separately modified or terminated in connection with Amendment No. 8 constitutes a Loan Document under the Credit Agreement and remains in full force and effect.

4.   **Representations**. Each of the Credit Parties represents to Agent and the Lenders as follows:

(1)   that the execution, delivery, and performance by such Person of this Agreement have been duly authorized by all necessary company action required on its part, and this Agreement is a legal, valid and binding obligation of such Person enforceable against such Person in accordance with its terms except as the enforcement thereof may be subject to (A) the effect of any applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights generally and (B) general principles of equity (regardless of whether enforcement is sought in a proceeding in equity or at law);

(2)   that each representation and warranty contained in the Existing Ancillary Documents and the other Loan Documents to which such Person is a party is true and correct in all respects as of the date hereof, after giving effect to this Agreement;

(3)   that neither the execution, delivery and performance of this Agreement by such Person nor the consummation of the transactions contemplated hereby does or shall contravene, result in a breach of or violate (A) any provision of such Person's certificate or articles of incorporation or formation and bylaws or operating agreement, as appropriate; (B) any law or regulation, or any order or decree of any court or government instrumentality applicable to such Credit Party or (C) any indenture, mortgage, deed of trust, lease, agreement or other instrument to which such Credit Party is a party or by which such Credit Party or any of its property is bound (including, without limitation, the GFC 2021 Notes Indenture); and

(4)   that no Default or Event of Default has occurred and is continuing.

5.   **Conditions**. The effectiveness of this Agreement is subject to the satisfaction of the following conditions precedent:

(1)   that Agent has received this Agreement executed by the Administrative Agent, the Lenders, and the Credit Parties;

(2)   that all conditions set forth in Section 6 of Amendment No. 8 have been satisfied; and

(3)   that all legal matters incident to the execution and delivery of this agreement are reasonably satisfactory to Agent and its counsel.

6.   **Release**. Each of the Credit Parties hereby waives and releases any and all current existing claims, counterclaims, defenses, or set-offs of every kind and nature which it has or might have against Agent or any Lender arising out of, pursuant to, or pertaining in any way to the Existing Ancillary Documents, any and all documents and instruments delivered in connection with or relating to the foregoing, or this Agreement. Each of the Credit Parties hereby further covenants and agrees not to sue Agent or any Lender or assert any claims, defenses, demands, actions, or liabilities against Agent or any Lender which occurred prior to or as of the date of this Agreement arising out of, pursuant to, or pertaining in any way to the Existing Ancillary Documents, any and all documents and instruments delivered in connection with or relating to the foregoing, or this Agreement.

7.   **Successors and Assigns**. This Agreement shall be binding upon each of the Credit Parties and upon their respective executors, administrators, successors and assigns and shall inure to the benefit of Agent and the Lenders and their respective successors and assigns. All references herein to a Credit Party shall be deemed to include the successors and assigns of such Person. The successors and assigns of the Credit Parties shall include, without limitation, their respective receivers, trustees and debtors-in-possession.

8.   **Further Assurances**. Each Credit Party hereby agrees from time to time, as and when requested by Agent or any Lender, to execute and deliver or cause to be executed and delivered all such documents, instruments and agreements and to take or cause to be taken such further or other action as Agent or such Lender may reasonably deem necessary or desirable in order to carry out the intent and purposes of this Agreement and the other Loan Documents.

9.   **Loan Document**. This Agreement shall be deemed to be a "Loan Document" for all purposes under the Credit Agreement.

10.   **Governing Law**. This Agreement and any claim, controversy, dispute or cause of action (whether in contract or tort or otherwise) based upon, arising out of or relating to this Agreement shall be governed by, and construed in accordance with, the law of the State of Illinois.

11.   **Severability**. Wherever possible, each provision of this Agreement shall be interpreted in such manner as to be valid under applicable law. If any provision is found to be invalid under applicable law, it shall be ineffective only to the extent of such invalidity and the remaining provisions of this Agreement shall remain in full force and effect.

110952723_2

12.   **Entire Agreement**. Time is of the essence of this Agreement. This Agreement constitutes the entire contract among the parties relating to the subject matter hereof, and supersedes any and all previous agreements and understandings, oral or written, relating to the subject matter hereof.

13.   **Execution in Counterparts**. This Agreement may be executed in counterparts, each of which shall constitute an original, but all of which when taken together shall constitute a single contract. Delivery of a signature page of this Agreement by telecopy or other electronic means shall be effective as delivery of a manually executed counterpart of such agreement.

14.   **Costs and Expenses**. The Borrowers shall, in accordance with Section 15.5 of the Credit Agreement, reimburse Agent and Lenders for all fees, costs, and expenses, including the reasonable fees, costs and expenses of counsel or other advisors for advice, assistance or other representation in connection with this Agreement.

15.   **Reference to and Effect Upon the Loan Documents**. Except as expressly set forth in Section 8(c) of Amendment No. 8, the Loan Documents (including, without limitation, the Existing Ancillary Documents) shall remain in full force and effect, as amended hereby, and are hereby ratified and confirmed. The execution, delivery, and effectiveness of this Agreement shall not operate as a waiver of any right, power or remedy of Agent or any Lender under any of the Loan Documents (including, without limitation, the Existing Ancillary Documents) nor constitute a waiver or amendment of any provision of any of the Loan Documents (including, without limitation, the Existing Ancillary Documents). Upon the effectiveness of this Agreement, (i) each reference in the Existing Ancillary Documents to "this Agreement," "hereunder," "hereof," "herein," or words of similar import shall mean and be a reference to such Existing Ancillary Document as amended hereby and (ii) each reference in any Loan Document (including, without limitation, any Existing Ancillary Document) to the "Credit Agreement" shall be deemed to be a reference to the Credit Agreement as defined in this Agreement.

16.   **Section Headings**. The section headings herein are for convenience of reference only, and shall not affect in any way the interpretation of any of the provisions hereof.

[Signature pages to follow.]

110952723_2

IN WITNESS WHEREOF, the parties hereto have caused this Omnibus Amendment and Reaffirmation Agreement to be executed and delivered as of the date first above written.

PAC-VAN, INC.

By: [signature]
Name: Christopher A. Wilson
Title: Secretary

LONE STAR TANK RENTAL INC.

By: [signature]
Name: Christopher A. Wilson
Title: Secretary

GFN REALTY COMPANY, LLC

By: [signature]
Name: Christopher A. Wilson
Title: Secretary

SOUTHERN FRAC, LLC

By: GFN Manufacturing Corporation,
a Delaware corporation, as Manager

By: [signature]
Name: Christopher A. Wilson
Title: Secretary

PV ACQUISITION CORP.

By: [signature]
Name: Christopher A. Wilson
Title: Secretary

GFN MANUFACTURING CORPORATION

By: [signature]
Name: Christopher A. Wilson
Title: Secretary

GFN NORTH AMERICA CORP.

By: [signature]
Name: Christopher A. Wilson
Title: Secretary

WELLS FARGO BANK, NATIONAL ASSOCIATION,
as Agent and as a Lender

By: [signature]
Name: Brian Hynds
Its Authorized Signatory

EAST WEST BANK,
as a Lender

By: _____

Name: NIMA RASSOULI

Its Authorized Signatory

CIT BANK, N.A.,
f/k/a OneWest Bank N.A.,
successor in interest to OneWest Bank, FSB,
as a Lender

By: ______________________

Name: Anthony Masci

Its Authorized Signatory

CIBC BANK USA,
as a Lender

By: _____

Name: _____Scott Dvornik_____

Its Authorized Signatory

KEYBANK, NATIONAL ASSOCIATION,
as a Lender

By: _Nadine M. Eames_
Name: _Nadine M. Eames_
Its Authorized Signatory

BANK HAPOALIM B.M.,
as a Lender

By:

Name:

Its Authorized Signatory Howard Applebaum
Executive Vice President
Chief Administration Officer

By:

Name:

Its Authorized Signatory Charles McLaughlin
Senior Vice President

ASSOCIATED BANK, N.A.,
as a Lender

By: _____

Name: RAY GLON
_____

Its Authorized Signatory

[ATTACHMENTS OMITTED]


EXHIBIT H

GFN–GFNRC Pledge Agreement


See attached.

PLEDGE AGREEMENT

THIS AGREEMENT (the "Pledge Agreement"), dated as of March 24, 2017, is made by GFN NORTH AMERICA CORP., a Delaware corporation (the "Pledgor"), and GFN REALTY COMPANY, LLC, a Delaware limited liability company ("GFNRC"), in favor of WELLS FARGO BANK, NATIONAL ASSOCIATION, a national banking association, in its capacity as agent for each member of the Lender Group and the Bank Product Providers (in such capacity, together with its successors and assigns in such capacity, "Agent").

WITNESSETH:

WHEREAS, pursuant to that certain Amended and Restated Credit Agreement dated as of April 7, 2014 (as amended, restated, supplemented, or otherwise modified from time to time, the "Credit Agreement"), by and among Pac-Van, Inc., an Indiana corporation ("Pac-Van"), Lone Star Tank Rental Inc., a Delaware corporation ("Lone Star"), GFNRC, Southern Frac, LLC, a Texas limited liability company ("Southern Frac"), and the Affiliates of Pac-Van, Lone Star, GFNRC, and Southern Frac signatory thereto (each such Person, together with Pac-Van, Lone Star, GFNRC, and Southern Frac, each a "Borrower" and collectively, the "Borrowers"), the lenders signatory thereto (each of such lenders, together with its successors and permitted assigns, is referred to hereinafter as a "Lender"), and Agent, the Lender Group has agreed to make certain financial accommodations available to Borrowers from time to time pursuant to the terms and conditions thereof; and

WHEREAS, Agent has agreed to act as agent for the benefit of the Lender Group and the Bank Product Providers in connection with the transactions contemplated by the Credit Agreement and this Agreement;

WHEREAS, in order to induce the Lender Group and the Bank Product Providers to make or continue to make financial accommodations to Borrowers as provided for in the Credit Agreement, the other Loan Documents, and the Bank Product Agreements, Pledgor has agreed to create a security interest and pledge all of its equity interests in GFNRC to Agent (for its benefit and for the benefit of the Lender Group and the Bank Product Providers) under the terms and conditions set forth herein.

WHEREAS, Pledgor is an Affiliate of one or more Borrowers and, as such, will benefit by virtue of the financial accommodations extended to Borrowers (including GFNRC) by the Lender Group.

NOW, THEREFORE, for and in consideration of the recitals made above and other good and valuable consideration, the receipt, sufficiency and adequacy of which are hereby acknowledged, Pledgor and GFNRC agree as follows:

1.   Defined Terms. Unless otherwise defined herein, terms defined in the Credit Agreement shall have such defined meanings when used herein.

2.   Pledge. As collateral security for the prompt and complete payment of all Obligations, Pledgor hereby pledges to Agent (for its benefit and for the benefit of the Lender Group and the Bank Product Providers) its right, title and interest in and to all of the issued and outstanding equity interests of GFNRC owned by it, as described on Exhibit A attached hereto and made a part hereof (which

1

Exhibit A shall be and shall be deemed to be updated upon the issuance of any additional equity interests), now or hereinafter acquired (the "Pledged Interests"), and hereby grants to Agent a continuing security interest in all of Pledgor's right, title, and interest in and to the Pledged Interests, the interest thereon, and all products, proceeds, substitutions, additions, dividends, and other distributions in respect thereof, and all books, records, and papers relating to the foregoing (all of which are referred to herein as the "Pledged Collateral"). The share certificates collectively representing all of the Pledged Interests in GFNRC now or hereinafter acquired, together with a transfer power with respect to each share certificate duly signed in blank by Pledgor, as transferor, shall be delivered by Pledgor to Agent (for its benefit and for the benefit of the Lender Group and the Bank Product Providers) contemporaneously with the execution of this Agreement and with any acquisition of additional equity interests of GFNRC by Pledgor that is represented by a new share certificate.

3.   Voting and Other Rights in Respect of Pledged Collateral.

(a)   Prior to the occurrence and continuance of an Event of Default under the Credit Agreement, Pledgor shall have all voting and other rights, powers, privileges, and preferences pertaining to the Pledged Collateral (including, without limitation, the right to receive all proceeds, dividends and distributions in respect thereof), subject to the terms of this Agreement, and Agent (for its benefit and for the benefit of the Lender Group and the Bank Product Providers) shall not be entitled to any of such rights by reason of its possession of the Pledged Interests.

(b)   Upon the occurrence and during the continuation of an Event of Default, (i) Agent may, at its option, and with 2 Business Days' prior notice to Pledgor, and in addition to all rights and remedies available to Agent under any other agreement, at law, in equity, or otherwise, exercise all voting rights, or any other ownership or consensual rights (including any dividend or distribution rights) in respect of the Pledged Collateral, but under no circumstances is Agent obligated by the terms of this Agreement to exercise such rights, and (ii) if Agent duly exercises its right to vote any of such Pledged Collateral, Pledgor hereby appoints Agent as Pledgor's true and lawful attorney-in-fact and IRREVOCABLE PROXY to vote such Pledged Collateral in any manner Agent deems advisable for or against all matters submitted or which may be submitted to a vote of shareholders, partners or members, as the case may be. The power-of-attorney and proxy granted hereby is coupled with an interest and shall be irrevocable.

(c)   Each of GFNRC, as issuer of the Pledged Collateral, and Pledgor, as holder of the Pledged Collateral, hereby acknowledges that, subject to the other terms of this Agreement (including, without limitation, Sections 3(a) and 3(b) above), Agent will have exclusive "control" (within the meaning of Section 8-106 of the Code) of all Pledged Collateral consisting of "uncertificated securities" (within the meaning of Section 8-102 of the Code) at all times during the term of this Agreement. In furtherance of that acknowledgment but in each case subject to Sections 3(a) and 3(b) above, GFNRC, as issuer of the Pledged Collateral, (i) shall comply with all "instructions" (as defined in Section 8-102 of the Code) originated by Agent relating to the applicable Pledged Collateral without further consent by Pledgor, as holder of that Pledged Collateral, or any other Person; and (ii) shall not comply with any "instructions" (as defined in Section 8-102 of the Code) relating to that Pledged Collateral originated by any Person other than Agent or a court of competent jurisdiction.

4.   Covenants of Pledgor. Pledgor agrees that it will not (i) sell, assign (by operation of law or otherwise) or otherwise dispose of, or grant any option with respect to, any of the Pledged Collateral;

2

(ii) create or permit to exist any Lien, option or other charge or encumbrance upon or with respect to any of the Pledged Collateral, except for the Lien under this Agreement and Permitted Liens; (iii) file any affidavit for replacement of lost stock certificates, or (iv) for so long as Pledgor shall have the right to vote the Pledged Collateral, vote the Pledged Collateral in favor of or consent to any resolution which might (A) result in any restrictions upon the sale, transfer, or disposition of the Pledged Collateral or (B) materially adversely affect the rights of Agent, the other members of the Lender Group, or the Bank Product Providers, or the value of the Pledged Collateral. Pledgor further agrees that it will take all actions necessary to cause GFNRC not to issue any equity interests or other securities in addition to or in substitution for the Pledged Collateral or exercise any right with respect to the Pledged Collateral which would adversely affect Agent's rights in the Pledged Collateral. Pledgor further agrees to execute all such instruments, documents, and papers, and will do all such acts as Agent may request from time to time to carry into effect the provisions and intent of this Agreement, including, without limitation, the execution of stop transfer orders, transfer powers and other instruments of assignment executed in blank, and will do all such other acts as Agent may request with respect to the perfection and protection of the Lien granted herein and the assignment effected hereby.

5.   Release of Pledged Collateral. Subject to any sale or other disposition by Agent of the Pledged Collateral in accordance with the terms hereof, upon payment in full and the satisfaction of all of the Obligations and the termination of the Credit Agreement, this Agreement shall terminate, Agent shall file, if applicable, UCC-3 financing statements to release the Liens granted hereunder and the Pledged Collateral shall be returned to Pledgor.

6.   Rights of Agent. Without duplication or derogation of Sections 3(b) and 3(c) above, if an Event of Default has occurred and is continuing, Agent may, without notice, exercise all rights, privileges, or options pertaining to any Pledged Collateral as if it were the absolute owner thereof, upon such terms and conditions as it may determine, all without liability except to account for property actually received by it, but Agent shall have no duty to exercise any of the aforesaid rights, privileges or options and shall not be responsible for any failure to do so or delay in so doing.

7.   Remedies. If an Event of Default has occurred and is continuing and in the event that any portion of the Obligations becomes due and payable, Agent (for its benefit and for the benefit of the Lender Group and the Bank Product Providers), without demand of performance or other demand, advertisement or notice of any kind (except the notice specified below of time and place of public or private sale) to or upon Pledgor or any other Person (all and each of which demands, advertisements and/or notices are hereby expressly waived), may forthwith collect, receive, appropriate and realize upon the Pledged Collateral, or any part thereof, and/or may forthwith sell, assign, give an option or options to purchase, contract to sell or otherwise dispose of and deliver said Pledged Collateral, or any part thereof, in one or more transactions at public or private sale or sales, at any exchange, broker's board or at any of Agent's offices or elsewhere upon such terms and conditions as it may deem advisable and at such prices as it may deem best, for cash or on credit or for future delivery without assumption of any credit risk, with the right of Agent upon any such sale or sales, public or private, to purchase the whole or any part of said Pledged Collateral so sold, free of any right of equity of redemption in Pledgor, which right or equity is hereby expressly waived or released. Agent shall apply the net proceeds of any such collection, recovery, receipt, appropriation, realization or sale, after deducting all costs and expenses of every kind incurred therein or incidental to the care, safekeeping or otherwise of any and all of the Pledged Collateral or in any way relating to the rights of Agent

3

hereunder, including attorneys' fees and legal expenses, to the payment in whole or in part of the Obligations in such order as Agent may elect, Pledgor remaining liable for any deficiency remaining unpaid after such application, and only after the application of such net proceeds and after the payment by Agent of any other amount required by any provision of law, need Agent account for the surplus, if any, to Pledgor. Pledgor agrees that Agent shall give at least 10 Business Days' notice of the time and place of any public sale or of the time after which a private sale or other intended disposition is to take place and that such notification is reasonable notification of such matters. No notification need be given to Pledgor if it has signed after the occurrence and during the continuance of such Event of Default a statement renouncing or modifying any right to notification of sale or other intended disposition. In addition to the rights and remedies granted to it in this Agreement and in any other instrument or agreement securing, evidencing or relating to any of the Obligations, Agent shall have all the rights and remedies of a secured party under the Code or other applicable laws. Pledgor shall be liable for the deficiency if the proceeds of any sale or other disposition of the Pledged Collateral are insufficient to pay all amounts to which Agent, the Lender Group, and the Bank Product Providers are entitled and the reasonable fees of any attorneys employed by Agent to collect such deficiency.

8.   Representations, Warranties, and Covenants of Pledgor. Pledgor represents and warrants that: (a) it has, and on the date of delivery to Agent of any Pledged Collateral will have, good and marketable title to the Pledged Collateral and full power, authority and legal right to pledge all of its right, title and interest in and to the Pledged Collateral pursuant to this Agreement; (b) this Agreement has been duly executed and delivered by Pledgor and constitutes a legal, valid, and binding obligation of Pledgor enforceable in accordance with its terms; (c) no consent of any other party (including, without limitation, creditors of Pledgor) and no consent, license, permit, approval or authorization of, exemption by, notice or report to or registration, filing or declaration with, any governmental authority, domestic or foreign, is required to be obtained by Pledgor in connection with the execution, delivery or performance of this Agreement; (d) the execution, delivery and performance of this Agreement will not violate any provision of any applicable law, or of the certificate/articles of organization, operating agreement, any shareholders' agreement or any securityholders' agreement of Pledgor or GFNRC or of any mortgage, indenture, lease, contract, or other agreement, instrument, or undertaking to which Pledgor or GFNRC is a party or which purports to be binding upon Pledgor or GFNRC or upon any of their respective assets and will not result in the creation or imposition of any Lien on any of the assets of Pledgor except as contemplated by this Agreement; (e) except as provided by the Securities Act, the rules and regulations promulgated thereunder, and state securities laws, there are no restrictions on the transferability of the Pledged Collateral to Agent or with respect to the foreclosure and transfer thereof by Agent or, if there are any such restrictions, any and all restrictions on such transferability have been duly waived with respect to this assignment, transfer, pledge, and grant of a security interest to Agent and with respect to the foreclosure and transfer thereof by Agent; and (f) the pledge, assignment and delivery of such Pledged Collateral pursuant to this Agreement will create a valid first Lien on all right, title and interest of Pledgor in or to such Pledged Collateral subject only to Permitted Liens, and the proceeds thereof, subject to no prior Lien or to any agreement purporting to grant to any third party a Lien in the property or assets of Pledgor which would include the Pledged Collateral. The Pledged Collateral is fully paid and nonassessable. Pledgor covenants and agrees that it will defend Agent's right, title and Lien on the Pledged Collateral and the proceeds thereof against the claims and demands of all Persons whomsoever; and covenants and agrees that it will have like title to and the right to pledge any other property at any time hereafter pledged to Agent as Pledged Collateral hereunder and will defend Agent's right thereto and Agent's Lien thereon.

4

9.	No Disposition, Etc. Pledgor agrees that it will not sell, assign, transfer, exchange or otherwise dispose of, or grant any option with respect to, the Pledged Collateral, nor will it create, incur or permit to exist any Lien with respect to any of the Pledged Collateral, or any interest therein, or any proceeds thereof, except for the Lien provided for by this Agreement or otherwise permitted by the Credit Agreement.

10.	Sale of Pledged Collateral. (a) Pledgor recognizes that Agent may be unable to effect a public sale of any or all of the Pledged Collateral by reason of certain prohibitions contained in the Securities Act, and applicable state securities laws, but may be compelled to resort to one or more private sales thereof to a restricted group of purchasers who will be obliged to agree, among other things, to acquire such securities for their own account for investment and not with a view to the distribution or resale thereof. Pledgor acknowledges and agrees that any such private sale may result in prices and other terms less favorable to the seller than if such sale were a public sale and, notwithstanding such circumstances, agrees that such private sale shall be deemed to have been made in a commercially reasonable manner. Agent shall be under no obligation to delay a sale of any of the Pledged Collateral for the period of time necessary to permit Pledgor to register such securities for public sale under the Securities Act, or under applicable state securities laws, even if Pledgor would agree to do so.

(b)	Pledgor further agrees to do or cause to be done all such other acts and things as may be necessary to make such sale or sale of any portion or all of the Pledged Collateral valid and binding and in compliance with any and all applicable laws of any Governmental Body having jurisdiction over any such sale or sales, all at Pledgor's expense. Pledgor further agrees that a breach of any of the covenants contained in this Section 10 will cause irreparable injury to Agent and Lenders, that Agent and Lenders have no adequate remedy at law in respect of such breach and, as a consequence, agrees that each and every covenant contained in this Section 10 shall be specifically enforceable against Pledgor and Pledgor hereby waives and agrees not to assert any defenses against an action for specific performance of such covenants.

11.	Waivers by Pledgor; Subrogation.

(a)	Pledgor (i) waives presentment, demand, notice and protest with respect to the Pledged Collateral; (ii) waives any delay on the part of Agent without notice to or consent from Pledgor; (iii) waives the right to notice and/or hearing prior to Agent's exercising of Agent's rights and remedies hereunder upon the occurrence and during the continuance of an event which would constitute a default hereunder or an Event of Default under the Credit Agreement; (iv) waives any right to require Agent to marshal the Pledged Collateral with other collateral which secures Pledgor's obligations and any similar right to which Pledgor is or may become entitled; (v) shall, when the Obligations are paid and satisfied in full and the Credit Agreement has been terminated, be subrogated to the rights of Agent and Lenders with respect to the value of any payments or distributions in cash, property, or other assets that Pledgor pays over to Agent or the Lender Group hereunder; and (vi) waives any right of subrogation, reimbursement, contribution and any similar rights against GFNRC until the Obligations are paid and satisfied in full and the Credit Agreement has been terminated.

(b)	Agent shall have no duty as to the collection or protection of the Pledged Collateral or any income or distribution thereon, beyond the safe custody of such of the Pledged Collateral as may come into the possession of Agent and shall have no duty as to the preservation of rights against prior parties or any other rights pertaining thereto. Agent's rights and remedies may be exercised without resort or regard to any other source of satisfaction of the Obligations. In no event shall Agent have any liability to Pledgor or otherwise hereunder except for liability arising out of the gross negligence or willful misconduct of Agent.

12.   Further Assurances. Pledgor agrees that at any time and from time to time upon the written request of Agent, Pledgor will execute and deliver such further documents and do such further acts and things as Agent may request in order to effect the purposes of this Agreement.

13.   Severability. Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

14.   No Waiver; Cumulative Remedies. Agent shall not, by any act, delay, omission or otherwise, be deemed to have waived any of its rights or remedies hereunder and no waiver shall be valid unless in writing, signed by Agent, and then only to the extent therein set forth. A waiver by Agent of any right or remedy hereunder on any one occasion shall not be construed as a bar to any right or remedy which Agent would otherwise have on any future occasion. No failure to exercise or any delay in exercising on the part of Agent, any right, power or privilege hereunder, shall operate as a waiver thereof; nor shall any single or partial exercise of any right, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided are cumulative and may be exercised singly or concurrently, and are not exclusive of any rights or remedies provided by law.

15.   Binding Effect. This Agreement and all obligations of Pledgor hereunder shall be binding upon the successors and assigns of Pledgor, and shall, together with the rights and remedies of Agent hereunder, inure to the benefit of Agent (for its benefit and for the benefit of the Lender Group and the Bank Product Providers) and its respective successors and permitted assigns. This Agreement shall be governed by, and construed and interpreted in accordance with, the laws of the State of Illinois applied to contracts to be performed wholly within the State of Illinois. The undersigned hereby agrees that any judicial proceeding by Pledgor against Agent or any Lender involving, directly or indirectly, any matter or claim in any way arising out of, related to or connected with this Agreement or any related agreement, shall be brought only in a federal or state court located in the County of Cook, State of Illinois.

16.   **PLEDGOR AND AGENT, RESPECTIVELY, TO THE EXTENT ENTITLED THERETO, WAIVE ANY PRESENT OR FUTURE RIGHT TO A TRIAL BY JURY OF ANY CASE OR CONTROVERSY IN WHICH THEY ARE OR BECOME A PARTY (WHETHER SUCH CASE OR CONTROVERSY IS INITIATED BY OR AGAINST THEM OR IN WHICH THEY ARE JOINED AS A PARTY LITIGANT), WHICH CASE OR CONTROVERSY ARISES OUT OF, OR IS IN RESPECT TO, ANY RELATIONSHIP AMONGST OR BETWEEN GFNRC, PLEDGOR AND/OR AGENT.**

[Signature page to follow.]

6

IN WITNESS WHEREOF, and intending to be legally bound, Pledgor and GFNRC have caused this Pledge Agreement to be duly executed and delivered on the day and year first written above.

GFN NORTH AMERICA CORP.

By: _____
Name: ___Christopher A. Wilson___
Title: ___Secretary___

GFN REALTY COMPANY, LLC

By: _____
Name: ___Christopher A. Wilson___
Title: ___Secretary___

Signature page to Pledge Agreement—Pac-Van (A&R)
(GFN equity in GFNRC)
87966322

EXHIBIT A

Pledged Equity

Pledgor	Issuer	Pledged Equity Description	Percentage of Interests in Issuer	Certificate Number
GFN North America Corp., a Delaware corporation	GFN Realty Company, LLC, a Delaware limited liability company	Membership interests	100%	n/a

87966322_2

EXHIBIT I

Schedules to U.S. Guaranty and Security Agreement

See attached.

SCHEDULE 1

Commercial Tort Claims

None.

SCHEDULE 2

Copyrights

Registration No.	Date Registered	Copyright	Registrant
TXU001908188	04/21/2014	Master Lease Agreement	Lone Star Tank Rental Inc.

SCHEDULE 3

Intellectual Property Licenses

None.

SCHEDULE 4

Patents

Southern Frac owns all rights to US Patent No. 9,205,883 B2 Entitled "TANK TRAILER HAVING AN ADJUSTABLE KINGPIN ASSEMBLY." The Patent and Trademark Office granted the above-identified patent on December 8, 2015.

SCHEDULE 5

Pledged Companies

Grantor	Name of Pledged Company	Number of Shares/Units	Class of Interests	% of Class Owned	% of Class Pledged	Cert. Numbers
GFN Manufacturing Corporation	Southern Frac, LLC	100% Membership Interests	Membership Interests	100%	100%	Not applicable
Pac-Van, Inc.	PV Acquisition Corp.	1,000	Common Shares	100%	100%	1C

SCHEDULE 6

Trademarks

Registered Trademarks

Registration No.	Date Registered	Trademark	Registrant
1287296	07/24/1984	Pac-Van	Pac-Van, Inc.
3383829	02/19/2008	We've Put Thousands of U.S. Businesses Into Space	Pac-Van, Inc.
4359841	07/02/2013	Expect More. We'll Deliver.	Pac-Van, Inc.
4668565	01/06/2015	The Judge 800	Southern Frac, LLC
4954734	05/10/2016	Southern Fabrication Specialties	Southern Frac, LLC
5071151	11/01/2016	Lone Star Tank Rental, Inc.	Lone Star Tank Rental Inc.
5093701	12/06/2016	Pac-Van (stylized)	Pac-Van, Inc.
5112036	01/03/2017	Southern Frac Tank Manufacturing SF	Southern Frac, LLC

Pending Trademark Applications

Serial No.	Date Filed	Trademark	Applicant
88870145	04/13/2020	Gotta Go Glo	Pac-Van, Inc.
90133539	08/24/2020	PV3 Safety Container	Pac-Van, Inc.

SCHEDULE 7

Name; Chief Executive Office; Tax Identification Number; and Organizational Number

Name	Jurisdiction	Chief Executive Office	Tax ID No.	Org, No.
Pac-Van, Inc.	Indiana	9155 Harrison Park Court Indianapolis, Indiana 46216	35-2003928	1996121816
Lone Star Tank Rental Inc.	Delaware	1803 Howard Road, Suite 200 Waxahachie, Texas 75165	46-4470216	801943523
Southern Frac, LLC	Texas	1805 Howard Road, Suite 100 Waxahachie, Texas 75165	27-4636003	0801373377
GFN Manufacturing Corporation	Delaware	1805 Howard Road, Suite 100 Waxahachie, Texas 75165	45-5608083	5177778

SCHEDULE 8

Owned Real Property

None.

SCHEDULE 9

Deposit Accounts and Securities Accounts

Owner	Type of Account	Bank or Intermediary	Account Numbers
Lone Star Tank Rental Inc.	Lockbox	Wells Fargo Bank, N.A.	█████████
Lone Star Tank Rental Inc.	Operating Account	Wells Fargo Bank, N.A.	█████████
Lone Star Tank Rental Inc.	Controlled Disbursement	Wells Fargo Bank, N.A.	█████████
GFN Manufacturing Corporation	Operating Account	Wells Fargo Bank, N.A.	█████████
GFN Realty Company, LLC	Operating Account	Wells Fargo Bank, N.A.	█████████
Pac-Van, Inc.	Operating Account	Wells Fargo Bank, N.A.	█████████
Pac-Van, Inc.	Lockbox	Wells Fargo Bank, N.A.	█████████
Pac-Van, Inc.	Controlled Disbursement	Wells Fargo Bank, N.A.	█████████
Pac-Van, Inc.	Business Edge Checking	Nevada State Bank	█████████
Pac-Van, Inc.	Container King Operating Acct	Wells Fargo Bank, N.A.	█████████
Southern Frac, LLC	Money Market Account	Wells Fargo Bank, N.A.	█████████
Southern Frac, LLC	Lockbox	Wells Fargo Bank, N.A.	█████████
Southern Frac, LLC	Operating Account	Wells Fargo Bank, N.A.	█████████
Southern Frac, LLC	Checking	Wells Fargo Bank, N.A.	█████████

SCHEDULE 10

Controlled Account Banks

Wells Fargo Bank, National Association

SCHEDULE 11

List of Uniform Commercial Code Filing Jurisdictions

Grantor	Jurisdiction
Pac-Van, Inc.	Indiana
Lone Star Tank Rental Inc.	Delaware
Southern Frac, LLC	Texas
GFN Manufacturing Corporation	Delaware

SCHEDULE 12

Certificated Units

Navision Fixed Asset Number	Item Number	Dept Code	Acquire Date
129097	8 X 24	CLEVELAND	4/30/1997
129597	8 X 30	INDPLS	4/30/1997
1297	8 X 32 O/S	TOLEDO	4/30/1997
129897	8 X 32 O/S	CLEVELAND	4/30/1997
137497	8 X 24	CLEVELAND	6/12/1997
137697	8 X 30	PITTSBURGH	6/3/1997
137897	8 X 30	NASHVILLE	6/11/1997
138697	8 X 32 O/S	CHARLESTON	6/3/1997
142897	8 X 24	TOLEDO	6/25/1997
143097	8 X 30	INDPLS	6/26/1997
144697	8 X 32 O/S	CLEVELAND	7/15/1997
16552	10 X 50	MEMPHIS	4/30/1997
16779	12 X 60	LOUISVILLE	2/28/1997
26534	14 X 60	CINCINNATI	2/28/1997
2814	8 X 32 O/S	DETROIT	4/30/1997
2830	8 X 24	CINCINNATI	4/30/1997
2833	8 X 30	ST. LOUIS	4/30/1997
2838	10 X 40	CHARLESTON	4/30/1997
2839	10 X 40	INDPLS	4/30/1997
2840	10 X 40	CHICAGO	4/30/1997
2844	10 X 40	CHICAGO	4/30/1997
2845	10 X 50	DETROIT	4/30/1997
2846	10 X 50	INDPLS	4/30/1997
2848	10 X 50	LOUISVILLE	4/30/1997
2849	10 X 50	QUAD CITIE	4/30/1997
2851	10 X 50	CHICAGO	4/30/1997
2854	12 X 60	INDPLS	4/30/1997
2856	12 X 60	INDPLS	4/30/1997
2857	12 X 60	MEMPHIS	4/30/1997
2913	10 X 50	CHICAGO	1/31/1997
2914	10 X 40	INDPLS	1/31/1997
2996	8 X 32	ST. LOUIS	3/31/1997
2BD3678	12 X 60	LA-CHINO	8/22/2013
2BD3680	FAST	LA-CHINO	8/22/2013
2BD3682	FAST	LA-CHINO	8/22/2013
2BD3683	FAST	LA-CHINO	8/22/2013
2BD3684	FAST	LA-CHINO	8/22/2013
2BD3685	FAST	LA-CHINO	8/22/2013

Navision Fixed Asset Number	Item Number	Dept Code	Acquire Date
2BD3686	FAST	LA-CHINO	8/22/2013
2BD3687	FAST	LA-CHINO	8/22/2013
2BD3688	FAST	LA-CHINO	8/22/2013
2BD3689	12 X 60	BAKERSFLD	8/22/2013
2BD3691	FAST	LA-CHINO	8/22/2013
2BD3692/93	24 X	LA-CHINO	4/29/2014
2BD3694	FAST	LAS VEGAS	8/22/2013
2BD3696	12 X 60	BAKERSFLD	8/22/2013
2BD3697	FAST	LA-CHINO	8/22/2013
2BD3698	FAST	LA-CHINO	8/22/2013
2BD3699	FAST	LA-CHINO	8/22/2013
2BD3707	FAST	LAS VEGAS	8/22/2013
2BD3708	FAST	LAS VEGAS	8/22/2013
2BD3709	FAST	LAS VEGAS	8/22/2013
2BD3710	FAST	LAS VEGAS	8/22/2013
2BD3711	FAST	LAS VEGAS	8/22/2013
2BD3712	FAST	LAS VEGAS	8/22/2013
2BD3714	FAST	LAS VEGAS	8/22/2013
2BD3715	12 X 60	LA-CHINO	8/22/2013
2BD3719	36 X	BAKERSFLD	8/22/2013
2BD3720	FAST	BAKERSFLD	8/22/2013
2BD3721	FAST	BAKERSFLD	8/22/2013
2BD3722/23/**24**	36 X	BAKERSFLD	3/7/2014
2BD3725	FAST	LA-CHINO	8/22/2013
2BD3727	FAST	LA-CHINO	8/22/2013
2BD3728	FAST	LA-CHINO	8/22/2013
2BD3729	FAST	LA-CHINO	8/22/2013
2BD3730	FAST	BAKERSFLD	8/22/2013
2BD3732	FAST	LA-CHINO	8/22/2013
2BD3733	FAST	LA-CHINO	8/22/2013
2BD3735	FAST	LA-CHINO	8/22/2013
2BD3736	FAST	LA-CHINO	8/22/2013
2BD3738	FAST	BAKERSFLD	8/22/2013
2BD3739	FAST	BAKERSFLD	8/22/2013
2BD3740	FAST	BAKERSFLD	8/22/2013
2BD3741	FAST	BAKERSFLD	8/22/2013
2BD3742	FAST	BAKERSFLD	8/22/2013
2BD3743	FAST	LA-CHINO	8/22/2013
2BD3744	FAST	LA-CHINO	8/22/2013
2BD3745	FAST	LA-CHINO	8/22/2013
2BD3747	FAST	LA-CHINO	8/22/2013
2BD3748	FAST	LA-CHINO	8/22/2013

Navision Fixed Asset Number	Item Number	Dept Code	Acquire Date
2BD3749	FAST	LA-CHINO	8/22/2013
3001	12 X 60	ELKHART	3/31/1997
3003	12 X 60	GREEN BAY	3/31/1997
3004	12 X 60	INDPLS	3/31/1997
3005	12 X 60	CHICAGO	3/31/1997
3015	12 X 60	INDPLS	4/30/1997
3020	12 X 60	MEMPHIS	4/30/1997
3021	12 X 60	MEMPHIS	4/30/1997
3027	10 X 50	MEMPHIS	4/30/1997
3029	10 X 50	ST. LOUIS	4/30/1997
3042	8 X 30	NASHVILLE	4/30/1997
3065	8 X 32 O/S	CINCINNATI	4/30/1997
3163	12 X 60	LOUISVILLE	4/30/1997
3206	10 X 40	NASHVILLE	4/30/1997
41-3634	TNK 500 EXT	PADUCAH	3/1/2012
41-3635	TNK 500 EXT	ELKHART	3/1/2012
41-3636	TNK 500 EXT	CHARLOTTE	3/1/2012
41-3637	TNK 500 EXT	CHICAGO	3/1/2012
41-3638	TNK 500 EXT	DALLAS	3/1/2012
41-3639	TNK 500 EXT	PITTSBURGH	2/27/2012
41-3640	TNK 500 EXT	DALLAS	2/27/2012
41-3641	TNK 500 EXT	DALLAS	2/27/2012
41-3642	TNK 500 EXT	DALLAS	3/1/2012
41-3643	TNK 500 EXT	DALLAS	3/1/2012
41-3644	TNK 500 EXT	COLUMBUS	3/1/2012
41-3645	TNK 500 EXT	DALLAS	3/1/2012
41-3646	TNK 500 EXT	COLUMBUS	3/1/2012
41-3647	TNK 500 EXT	CLEVELAND	3/1/2012
41-3648	TNK 500 EXT	DALLAS	3/1/2012
41-3649	TNK 500 EXT	CHARLOTTE	3/1/2012
41-3650	TNK 500 EXT	CHARLOTTE	3/1/2012
41-3651	TNK 500 EXT	PADUCAH	3/1/2012
41-3653	TNK 500 EXT	SPRINGFLD	3/1/2012
41-3680	TNK 500 EXT	KANSAS CIT	3/6/2012
41-3681	TNK 500 EXT	ST. LOUIS	3/13/2012
41-3682	TNK 500 EXT	INDPLS	3/13/2012
41-3683	TNK 500 EXT	GREEN BAY	3/13/2012
41-3684	TNK 500 EXT	DALLAS	3/13/2012
41-3685	TNK 500 EXT	COLUMBUS	3/13/2012
41-3686	TNK 500 EXT	DALLAS	3/20/2012
41-3687	TNK 500 EXT	DALLAS	3/20/2012
41-3688	TNK 500 EXT	CLEVELAND	3/20/2012

Navision Fixed Asset Number	Item Number	Dept Code	Acquire Date
41-3689	TNK 500 EXT	TOLEDO	3/20/2012
41-3690	TNK 500 EXT	DALLAS	3/20/2012
41-3691	TNK 500 EXT	DALLAS	3/20/2012
41-3692	TNK 500 EXT	CHARLOTTE	3/20/2012
41-3693	TNK 500 EXT	DALLAS	3/20/2012
41-3695	TNK 500 EXT	DALLAS	3/27/2012
41-3696	TNK 500 EXT	LOUISVILLE	3/27/2012
41-3697	TNK 500 EXT	DALLAS	3/27/2012
41-3698	TNK 500 EXT	CHARLOTTE	3/27/2012
41-3742	TNK 500 EXT	CLEVELAND	4/27/2012
41-3743	TNK 500 EXT	DALLAS	4/27/2012
41-3744	TNK 500 EXT	DALLAS	5/3/2012
41-3745	TNK 500 EXT	DALLAS	5/3/2012
41-3746	TNK 500 EXT	LOUISVILLE	5/4/2012
41-3747	TNK 500 EXT	ST. LOUIS	4/25/2012
41-3748	TNK 500 EXT	INDPLS	4/25/2012
41-3749	TNK 500 EXT	CLEVELAND	4/26/2012
41-3750	TNK 500 EXT	COLUMBUS	5/4/2012
41-3751	TNK 500 EXT	TOLEDO	5/8/2012
41-3752	TNK 500 EXT	COLUMBUS	6/15/2012
41-3753	TNK 500 EXT	COLUMBUS	6/15/2012
41-3754	TNK 500 EXT	DALLAS	9/12/2012
41-3755	TNK 500 EXT	CLEVELAND	6/28/2012
41-3756	TNK 500 EXT	CLEVELAND	6/28/2012
41-3757	TNK 500 EXT	DALLAS	6/15/2012
41-3758	TNK 500 EXT	ELKHART	6/15/2012
41-3759	TNK 500 EXT	CLEVELAND	6/15/2012
41-3760	TNK 500 EXT	DALLAS	6/30/2012
41-3761	TNK 500 EXT	LA-CHINO	6/30/2012
41-3762	TNK 500 EXT	DALLAS	5/24/2012
41-3763	TNK 500 EXT	COLUMBUS	5/24/2012
41-3764	TNK 500 EXT	COLUMBUS	5/30/2012
41-3765	TNK 500 EXT	DALLAS	5/31/2012
41-3766	TNK 500 EXT	COLUMBUS	6/28/2012
41-3767	TNK 500 EXT	DALLAS	6/15/2012
41-3768	TNK 500 EXT	CLEVELAND	5/31/2012
41-3769	TNK 500 EXT	ST. LOUIS	6/15/2012
41-3770	TNK 500 EXT	COLUMBUS	6/15/2012
41-3771	TNK 500 EXT	PADUCAH	6/20/2012
41-3772	TNK 500 EXT	DALLAS	6/28/2012
41-3773	TNK 500 EXT	DALLAS	6/28/2012
41-3774	TNK 500 EXT	TOLEDO	6/30/2012

Navision Fixed Asset Number	Item Number	Dept Code	Acquire Date
41-3775	TNK 500 EXT	ATLANTA	6/28/2012
41-3776	TNK 500 EXT	ST. LOUIS	7/17/2012
41-3777	TNK 500 EXT	DALLAS	6/28/2012
41-3778	TNK 500 EXT	DALLAS	6/30/2012
41-3779	TNK 500 EXT	SPRINGFLD	7/17/2012
41-3781	TNK 500 EXT	COLUMBUS	7/17/2012
41-3783	TNK 500 EXT	CLEVELAND	7/17/2012
41-3784	TNK 500 EXT	DALLAS	6/30/2012
41-3786	TNK 500 EXT	TOLEDO	7/17/2012
41-3787	TNK 500 EXT	DALLAS	7/17/2012
41-3788	TNK 500 EXT	TOLEDO	7/17/2012
41-3789	TNK 500 EXT	TOLEDO	9/17/2012
41-3790	TNK 500 EXT	ORLANDO	9/17/2012
41-3791	TNK 500 EXT	ST. LOUIS	8/23/2012
41-3792	TNK 500 EXT	TOLEDO	9/17/2012
41-3793	TNK 500 EXT	DALLAS	8/23/2012
41-3794	TNK 500 EXT	DALLAS	8/28/2012
41-3795	TNK 500 EXT	DALLAS	8/28/2012
41-3804	TNK 500 INT	WATFORD	5/10/2012
41-3805	TNK 500 INT	WATFORD	5/10/2012
41-3806	TNK 500 INT	WATFORD	5/10/2012
41-3807	TNK 500 INT	WATFORD	5/10/2012
41-3808	TNK 500 INT	WATFORD	5/10/2012
41-3809	TNK 500 INT	WATFORD	5/10/2012
41-3810	TNK 500 INT	WATFORD	5/15/2012
41-3811	TNK 500 INT	WATFORD	5/15/2012
41-3812	TNK 500 INT	WATFORD	5/15/2012
41-3813	TNK 500 INT	WATFORD	5/15/2012
41-3814	TNK 500 INT	SEATTLE	5/17/2012
41-3815	TNK 500 INT	WATFORD	5/24/2012
41-3816	TNK 500 INT	WATFORD	5/24/2012
41-3817	TNK 500 INT	WATFORD	5/30/2012
41-3818	TNK 500 INT	WATFORD	5/31/2012
41-3819	TNK 500 INT	WATFORD	5/17/2012
41-3820	TNK 500 INT	WATFORD	5/31/2012
41-3821	TNK 500 INT	WATFORD	5/31/2012
41-3822	TNK 500 INT	WATFORD	5/31/2012
41-3823	TNK 500 INT	WATFORD	5/31/2012
449043	VAN	SPRINGFLD	3/8/2016
449112	VAN	SPRINGFLD	3/8/2016
543646	10 X 50	DENVER	12/18/2014
548089WE	VAN	SPRINGFLD	3/8/2016

Navision Fixed Asset Number	Item Number	Dept Code	Acquire Date
9818641T	12 X 60	DENVER	12/18/2014
AFC844052	TNK 500 INT	WATFORD	7/10/2012
AFC844053	TNK 500 INT	LAS VEGAS	7/10/2012
AFC844055	TNK 500 INT	WATFORD	7/10/2012
AFC844056	TNK 500 INT	LAS VEGAS	7/10/2012
AFC844057	TNK 500 INT	WATFORD	7/10/2012
AFC844058	TNK 500 INT	WATFORD	7/10/2012
AFC844059	TNK 500 INT	WATFORD	7/10/2012
AFC844060	TNK 500 INT	WATFORD	7/10/2012
AFC844061	TNK 500 INT	WATFORD	7/10/2012
AFC844062	TNK 500 INT	WATFORD	7/10/2012
AFC844063	TNK 500 INT	WATFORD	7/10/2012
AFC844064	TNK 500 INT	WATFORD	7/10/2012
AFC844065	TNK 500 INT	ELKO	7/10/2012
AL1001	TNK 500 EXT	DALLAS	11/7/2013
AL1452	TNK 500 EXT	DALLAS	11/7/2013
AL1560	TNK 500 EXT	DALLAS	11/7/2013
AL1590	TNK 500 EXT	DALLAS	11/7/2013
AL1591	TNK 500 EXT	DALLAS	11/7/2013
AL1592	TNK 500 EXT	SAN ANTON	11/7/2013
AL1593	TNK 500 EXT	DALLAS	11/7/2013
AL1604	TNK 400 BBL GB	CORPUS C	11/7/2013
AL1605	TNK 400 BBL GB	CORPUS C	11/7/2013
AL1606	TNK 400 BBL GB	CORPUS C	11/7/2013
AL1607	TNK 400 BBL GB	CORPUS C	11/7/2013
AL1608	TNK 400 BBL GB	CORPUS C	11/7/2013
AL1609	TNK 400 BBL GB	CORPUS C	11/7/2013
AL1610	TNK 400 BBL GB	SAN ANTON	11/7/2013
AL1611	TNK 400 BBL GB	CORPUS C	11/7/2013
AL1612	TNK 400 BBL GB	CORPUS C	11/7/2013
AL1613	TNK 400 BBL GB	DALLAS	11/7/2013
AL1656	TNK 400 BBL GB	CORPUS C	11/7/2013
AL2081	TNK 500 EXT	DALLAS	11/7/2013
AL2121	TNK 500 EXT	DALLAS	11/7/2013
AL2153	TNK 500 EXT	DALLAS	11/7/2013
AL2175	TNK 500 EXT	DALLAS	11/7/2013
AL2176	TNK 500 EXT	DALLAS	11/7/2013
AL2206	TNK 500 EXT	DALLAS	11/7/2013
AL2207	TNK 500 EXT	DALLAS	11/7/2013
AL2208	TNK 500 EXT	DALLAS	11/7/2013
AL2209	TNK 500 EXT	DALLAS	11/7/2013
AL2210	TNK 500 EXT	DALLAS	11/7/2013

Navision Fixed Asset Number	Item Number	Dept Code	Acquire Date
AL2561	TNK 500 EXT	DALLAS	11/7/2013
AL2562	TNK 500 EXT	DALLAS	11/7/2013
AL2591	TNK 500 EXT	DALLAS	11/7/2013
AL2592	TNK 500 EXT	DALLAS	11/7/2013
AL2653	TNK 500 EXT	DALLAS	11/7/2013
AL2654	TNK 500 EXT	SAN ANTON	11/7/2013
AL2700	TNK 500 EXT	SAN ANTON	11/7/2013
AL2701	TNK 500 EXT	DALLAS	11/7/2013
AL2702	TNK 500 EXT	DALLAS	11/7/2013
AL2703	TNK 500 EXT	DALLAS	11/7/2013
AL2714	TNK 500 EXT	DALLAS	11/7/2013
AL2715	TNK 500 EXT	DALLAS	11/7/2013
AL2747	TNK 500 EXT	DALLAS	11/7/2013
AL2748	TNK 500 EXT	DALLAS	11/7/2013
AL2749	TNK 500 EXT	DALLAS	11/7/2013
AL2848	TNK 500 EXT	DALLAS	11/7/2013
AL2849	TNK 500 EXT	SAN ANTON	11/7/2013
AL2878	TNK 500 EXT	DALLAS	11/7/2013
AL2879	TNK 500 EXT	SAN ANTON	11/7/2013
AL2919	TNK 500 EXT	DALLAS	11/7/2013
AL2920	TNK 500 EXT	DALLAS	11/7/2013
AL2964	TNK 500 EXT	DALLAS	11/7/2013
AL2965	TNK 500 EXT	DALLAS	11/7/2013
AL3003	TNK 500 EXT	DALLAS	11/7/2013
AL3004	TNK 500 EXT	DALLAS	11/7/2013
AL3072	TNK 500 EXT	DALLAS	11/7/2013
AL3073	TNK 500 EXT	DALLAS	11/7/2013
AL3074	TNK 500 EXT	DALLAS	11/7/2013
AL3126	TNK 400 BBL GB	CORPUS C	11/7/2013
AL3146	TNK 400 BBL GB	CORPUS C	11/7/2013
AL3179	TNK 400 BBL GB	CORPUS C	11/7/2013
AL3206	TNK 400 BBL GB	CORPUS C	11/7/2013
AL3485	TNK 500 EXT	DALLAS	11/7/2013
AL3486	TNK 500 EXT	DALLAS	11/7/2013
AL3519	TNK 500 EXT	DALLAS	11/7/2013
AL3520	TNK 500 EXT	DALLAS	11/7/2013
AL3555	TNK 500 EXT	DALLAS	11/7/2013
AL3556	TNK 500 EXT	DALLAS	11/7/2013
AL3591	TNK 500 EXT	DALLAS	11/7/2013
AL3592	TNK 500 EXT	DALLAS	11/7/2013
AL3626	TNK 500 EXT	DALLAS	11/7/2013
AL3627	TNK 500 EXT	DALLAS	11/7/2013

Navision Fixed Asset Number	Item Number	Dept Code	Acquire Date
AL3661	TNK 500 EXT	DALLAS	11/7/2013
AL3662	TNK 500 EXT	DALLAS	11/7/2013
AL3696	TNK 500 EXT	DALLAS	11/7/2013
AL3697	TNK 500 EXT	DALLAS	11/7/2013
AL3727	TNK 500 EXT	DALLAS	11/7/2013
AL3728	TNK 500 EXT	DALLAS	11/7/2013
AL3763	TNK 500 EXT	DALLAS	11/7/2013
AL3764	TNK 500 EXT	DALLAS	11/7/2013
AL3791	TNK 400 BBL GB	SAN ANTON	11/7/2013
AL3792	TNK 500 EXT	DALLAS	11/7/2013
AL3793	TNK 500 EXT	DALLAS	11/7/2013
AL3812	TNK 400 BBL GB	SAN ANTON	11/7/2013
AL3939	TNK 400 BBL GB	SAN ANTON	11/7/2013
AL4028	TNK 400 BBL GB	DALLAS	11/7/2013
AL4057	TNK 400 BBL GB	WATFORD	11/7/2013
AL4063	TNK 400 BBL GB	DALLAS	11/7/2013
AL4074	TNK 400 BBL GB	DALLAS	11/7/2013
AL4080	TNK 400 BBL GB	WATFORD	11/7/2013
AL4087	TNK 400 BBL GB	DALLAS	11/7/2013
AL4102	TNK 500 EXT	DALLAS	11/7/2013
AL4103	TNK 500 EXT	DALLAS	11/7/2013
AL4123	TNK 500 EXT	DALLAS	11/7/2013
AL4124	TNK 500 EXT	DALLAS	11/7/2013
AL4150	TNK 500 EXT	DALLAS	11/7/2013
AL4151	TNK 500 EXT	DALLAS	11/7/2013
AL4172	TNK 500 EXT	ATLANTA	6/13/2012
AL4183	TNK 500 EXT	DALLAS	11/7/2013
AL4184	TNK 500 EXT	DALLAS	11/7/2013
AL4189	TNK 500 EXT	DALLAS	11/7/2013
AL4190	TNK 500 EXT	DALLAS	11/7/2013
AL4191	TNK 500 EXT	DALLAS	11/7/2013
AL4197	TNK 500 EXT	DALLAS	11/7/2013
AL4198	TNK 500 EXT	DALLAS	11/7/2013
AL4199	TNK 500 EXT	DALLAS	11/7/2013
AL4216	TNK 500 INT	WATFORD	7/23/2012
AL4217	TNK 500 INT	WATFORD	7/23/2012
AL4218	TNK 500 INT	WATFORD	7/23/2012
AL4219	TNK 500 INT	WATFORD	7/23/2012
AL4220	TNK 500 INT	WATFORD	7/23/2012
AL4244	TNK 400 BBL GB	DALLAS	11/7/2013
AL4245	TNK 400 BBL GB	DALLAS	11/7/2013
AL4246	TNK 400 BBL GB	DALLAS	11/7/2013

Navision Fixed Asset Number	Item Number	Dept Code	Acquire Date
AL4247	TNK 400 BBL GB	WATFORD	11/7/2013
AL4248	TNK 400 BBL GB	SAN ANTON	11/7/2013
AL4249	TNK 500 INT	ELKO	6/30/2012
AL4250	TNK 500 INT	WATFORD	6/30/2012
AL4251	TNK 500 INT	WATFORD	6/30/2012
AL4252	TNK 500 INT	WATFORD	6/30/2012
AL4253	TNK 500 INT	WATFORD	6/30/2012
AL4274	TNK 400 BBL GB	SAN ANTON	11/7/2013
AL4275	TNK 400 BBL GB	SAN ANTON	11/7/2013
AL4276	TNK 400 BBL GB	SAN ANTON	11/7/2013
AL4282	TNK 400 BBL GB	WATFORD	11/7/2013
AL4283	TNK 500 INT	WATFORD	7/10/2012
AL4284	TNK 500 INT	WATFORD	7/10/2012
AL4285	TNK 500 INT	COLUMBUS	7/10/2012
AL4286	TNK 500 INT	COLUMBUS	7/10/2012
AL4287	TNK 500 INT	COLUMBUS	7/10/2012
AL4300	TNK 400 BBL GB	DALLAS	11/7/2013
AL4301	TNK 400 BBL GB	DALLAS	11/7/2013
AL4302	TNK 400 BBL GB	DALLAS	11/7/2013
AL4303	TNK 400 BBL GB	COLUMBUS	11/7/2013
AL4305	TNK 500 EXT	DALLAS	11/7/2013
AL4306	TNK 500 EXT	DALLAS	11/7/2013
AL4307	TNK 500 EXT	DALLAS	11/7/2013
AL4308	TNK 500 EXT	DALLAS	11/7/2013
AL4309	TNK 500 EXT	DALLAS	11/7/2013
AL4310	TNK 500 EXT	DALLAS	11/7/2013
AL4311	TNK 500 EXT	DALLAS	11/7/2013
AL4312	TNK 500 EXT	DALLAS	11/7/2013
AL4313	TNK 500 EXT	DALLAS	11/7/2013
AL4314	TNK 500 EXT	DALLAS	11/7/2013
AL4361	TNK 500 EXT	BAKERSFLD	7/31/2012
AL4362	TNK 500 EXT	BAKERSFLD	7/31/2012
AL4363	TNK 500 EXT	BAKERSFLD	7/31/2012
AL4364	TNK 500 EXT	ELKO	7/31/2012
AL4365	TNK 500 EXT	NASHVILLE	7/31/2012
AL4366	TNK 500 EXT	DALLAS	11/7/2013
AL4368	TNK 500 EXT	DALLAS	11/7/2013
AL4369	TNK 500 EXT	DALLAS	11/7/2013
AL4380	TNK 500 EXT	DALLAS	11/7/2013
AL4381	TNK 500 EXT	DALLAS	11/7/2013
AL4383	TNK 500 EXT	DALLAS	11/7/2013
AL4384	TNK 500 EXT	DALLAS	11/7/2013

Navision Fixed Asset Number	Item Number	Dept Code	Acquire Date
AL4387	TNK 500 EXT	DALLAS	11/7/2013
AL4388	TNK 500 EXT	DALLAS	11/7/2013
AL4389	TNK 500 EXT	DALLAS	11/7/2013
AL4390	TNK 500 EXT	DALLAS	11/7/2013
AL4391	TNK 500 EXT	DALLAS	11/7/2013
AL4405	TNK 500 EXT	DALLAS	11/7/2013
AL4406	TNK 500 EXT	DALLAS	11/7/2013
AL4407	TNK 500 EXT	DALLAS	11/7/2013
AL4411	TNK 500 EXT	DALLAS	11/7/2013
AL4412	TNK 500 EXT	DALLAS	11/7/2013
AL4413	TNK 500 EXT	DALLAS	11/7/2013
AL4414	TNK 500 EXT	DALLAS	11/7/2013
AL4415	TNK 500 EXT	DALLAS	11/7/2013
AL4420	TNK 500 EXT	DALLAS	11/7/2013
AL4421	TNK 500 EXT	DALLAS	11/7/2013
AL4422	TNK 500 EXT	DALLAS	11/7/2013
AL4423	TNK 500 EXT	DALLAS	11/7/2013
AL4424	TNK 500 EXT	DALLAS	11/7/2013
AL4425	TNK 500 EXT	DALLAS	11/7/2013
AL4427	TNK 500 EXT	SAN ANTON	11/7/2013
AL4428	TNK 500 EXT	DALLAS	11/7/2013
AL4429	TNK 500 EXT	DALLAS	11/7/2013
AL4430	TNK 500 EXT	DALLAS	11/7/2013
AL4432	TNK 500 EXT	DALLAS	11/7/2013
AL4433	TNK 500 EXT	DALLAS	11/7/2013
AL4434	TNK 500 EXT	DALLAS	11/7/2013
AL4435	TNK 500 EXT	DALLAS	11/7/2013
AL4436	TNK 500 EXT	DALLAS	11/7/2013
AL4441	TNK 500 EXT	DALLAS	11/7/2013
AL4442	TNK 500 EXT	DALLAS	11/7/2013
AL4443	TNK 500 EXT	DALLAS	11/7/2013
AL4444	TNK 500 EXT	SAN ANTON	11/7/2013
AL4445	TNK 500 EXT	DALLAS	11/7/2013
AL4446	TNK 500 EXT	DALLAS	11/7/2013
AL4457	TNK 500 EXT	PITTSBURGH	11/7/2013
AL4458	TNK 500 EXT	DALLAS	11/7/2013
AL4459	TNK 500 EXT	DALLAS	11/7/2013
AL4462	TNK 500 EXT	DALLAS	11/7/2013
AL4464	TNK 400 BBL GB	SAN ANTON	11/7/2013
AL4465	TNK 400 BBL GB	SAN ANTON	11/7/2013
AL4467	TNK 400 BBL GB	SAN ANTON	11/7/2013
AL4474	TNK 500 EXT	BAKERSFLD	10/10/2012

Navision Fixed Asset Number	Item Number	Dept Code	Acquire Date
AL4475	TNK 500 EXT	SEATTLE	10/10/2012
AL4476	TNK 500 EXT	KANSAS CIT	10/10/2012
AL4477	TNK 500 EXT	DALLAS	10/10/2012
AL4478	TNK 500 EXT	DALLAS	10/10/2012
AL4479	TNK 500 EXT	PADUCAH	10/10/2012
AL4480	TNK 500 EXT	DALLAS	10/10/2012
AL4481	TNK 500 EXT	COLUMBUS	10/10/2012
AL4482	TNK 500 EXT	COLUMBUS	10/10/2012
AL4483	TNK 500 EXT	COLUMBUS	10/10/2012
AL4493	TNK 500 EXT	DALLAS	11/7/2013
AL4494	TNK 500 EXT	DALLAS	11/7/2013
AL4540	TNK 500 EXT	DALLAS	11/7/2013
AL4541	TNK 500 EXT	DALLAS	11/7/2013
AL4542	TNK 500 EXT	DALLAS	11/7/2013
AL4554	TNK 500 EXT	DALLAS	11/7/2013
AL4555	TNK 500 EXT	DALLAS	11/7/2013
AL4556	TNK 500 EXT	DALLAS	11/7/2013
AL4558	TNK 500 EXT	DALLAS	11/7/2013
AL4559	TNK 500 EXT	DALLAS	11/7/2013
AL4560	TNK 500 EXT	DALLAS	11/7/2013
AL4561	TNK 500 EXT	DALLAS	11/7/2013
AL4562	TNK 500 EXT	DALLAS	11/7/2013
AL4563	TNK 500 EXT	DALLAS	11/7/2013
AL4564	TNK 500 EXT	DALLAS	11/7/2013
AL4565	TNK 500 EXT	DALLAS	11/7/2013
AL4566	TNK 500 EXT	DALLAS	11/7/2013
AL4567	TNK 500 EXT	DALLAS	11/7/2013
AL4574	TNK 500 EXT	ST. LOUIS	12/5/2012
AL4575	TNK 500 EXT	DALLAS	12/5/2012
AL4576	TNK 500 EXT	DALLAS	12/5/2012
AL4577	TNK 500 EXT	CHARLOTTE	12/5/2012
AL4578	TNK 500 EXT	DALLAS	12/5/2012
AL4579	TNK 500 EXT	ATLANTA	12/6/2012
AL4580	TNK 500 EXT	ORLANDO	12/6/2012
AL4581	TNK 500 EXT	DALLAS	12/6/2012
AL4582	TNK 500 EXT	COLUMBUS	12/6/2012
AL4583	TNK 500 EXT	SAN ANTON	12/6/2012
AL4585	TNK 500 EXT	SPRINGFLD	12/14/2012
AL4586	TNK 500 EXT	ELKHART	12/14/2012
AL4587	TNK 500 EXT	COLUMBUS	12/14/2012
AL4588	TNK 500 EXT	SAN ANTON	12/14/2012
AL4589	TNK 500 EXT	TOLEDO	12/14/2012

Navision Fixed Asset Number	Item Number	Dept Code	Acquire Date
AL4595	TNK 500 EXT	DALLAS	12/14/2012
AL4596	TNK 500 EXT	COLUMBUS	12/14/2012
AL4597	TNK 500 EXT	DALLAS	12/14/2012
AL4598	TNK 500 EXT	SAN ANTON	12/14/2012
AL4599	TNK 500 EXT	SAN ANTON	12/14/2012
AL4635	TNK 500 RB	DALLAS	11/7/2013
AL4636	TNK 500 RB	DALLAS	11/7/2013
AL4648	TNK 500 RB	DALLAS	11/7/2013
AL4649	TNK 500 RB	DALLAS	11/7/2013
AL4655	TNK 500 RB	DALLAS	11/7/2013
AL4656	TNK 500 RB	DALLAS	11/7/2013
AL4662	TNK 500 RB	DALLAS	11/7/2013
AL4663	TNK 500 RB	DALLAS	11/7/2013
AL4669	TNK 500 RB	DALLAS	11/7/2013
AL4676	TNK 500 RB	DALLAS	11/7/2013
AL4679	TNK 500 EXT	INDPLS	2/14/2013
AL4680	TNK 500 EXT	GREEN BAY	2/14/2013
AL4681	TNK 500 EXT	DALLAS	2/14/2013
AL4682	TNK 500 EXT	SAN ANTON	2/14/2013
AL4683	TNK 500 EXT	ORLANDO	2/14/2013
AL4686	TNK 500 EXT	ORLANDO	2/21/2013
AL4687	TNK 500 EXT	ORLANDO	2/21/2013
AL4688	TNK 500 EXT	ORLANDO	2/21/2013
AL4689	TNK 500 EXT	ATLANTA	2/21/2013
AL4690	TNK 500 EXT	CHARLOTTE	2/21/2013
AL4691	TNK DBL WALL	CHARLOTTE	2/15/2013
AL4692	TNK DBL WALL	CHARLOTTE	2/15/2013
AL4693	TNK 500 INT	WATFORD	2/28/2013
AL4694	TNK 500 INT	WATFORD	2/28/2013
AL4709	TNK 500 INT	WATFORD	2/28/2013
AL4710	TNK 500 INT	WATFORD	2/28/2013
AL4711	TNK 500 INT	WATFORD	2/28/2013
AL4712	TNK WEIR	ATLANTA	2/28/2013
AL4713	TNK WEIR	ALBANY	2/28/2013
AL4714	TNK WEIR	ALBANY	2/28/2013
AL4715	TNK WEIR	MIAMI	2/28/2013
AL4716	TNK 500 INT	WATFORD	3/6/2013
AL4719	TNK 500 INT	WATFORD	3/6/2013
AL4720	TNK 500 INT	DENVER	3/6/2013
AL4721	TNK 500 INT	WATFORD	3/6/2013
AL4722	TNK 500 INT	WATFORD	3/6/2013
AL4723	TNK 500 INT	WATFORD	3/13/2013

Navision Fixed Asset Number	Item Number	Dept Code	Acquire Date
AL4735	TNK 500 INT	WATFORD	3/13/2013
AL4736	TNK 500 INT	LAS VEGAS	3/13/2013
AL4737	TNK 500 INT	COLUMBUS	3/13/2013
AL4738	TNK 500 INT	WATFORD	3/13/2013
AL4752	TNK 500 INT	WATFORD	3/25/2013
AL4753	TNK 500 INT	DENVER	3/25/2013
AL4754	TNK 500 INT	WATFORD	3/25/2013
AL4755	TNK 500 INT	WATFORD	3/25/2013
AL4756	TNK 500 INT	WATFORD	3/25/2013
AL4769	TNK 500 INT	WATFORD	3/27/2013
AL4770	TNK 500 INT	WATFORD	3/27/2013
AL4771	TNK 500 INT	WATFORD	3/27/2013
AL4772	TNK 500 INT	WATFORD	3/27/2013
AL4773	TNK 500 INT	WATFORD	3/27/2013
AL4786	TNK 500 INT	WATFORD	4/2/2013
AL4787	TNK 500 INT	WATFORD	4/2/2013
AL4788	TNK 500 INT	WATFORD	4/2/2013
AL4789	TNK 500 INT	WATFORD	4/2/2013
AL4790	TNK 500 INT	WATFORD	4/2/2013
AL4804	TNK 500 EXT	COLUMBUS	4/8/2013
AL4805	TNK 500 EXT	CINCINNATI	4/8/2013
AL4806	TNK 500 EXT	DALLAS	4/8/2013
AL4807	TNK 500 EXT	DALLAS	4/8/2013
AL4808	TNK 500 EXT	DALLAS	4/8/2013
AL4810	TNK 500 EXT	COLUMBUS	4/8/2013
AL4811	TNK 500 EXT	COLUMBUS	4/8/2013
AL4817	TNK 500 EXT	NASHVILLE	4/18/2013
AL4818	TNK 500 EXT	DALLAS	4/18/2013
AL4819	TNK 500 EXT	DALLAS	4/18/2013
AL4820	TNK 500 EXT	DALLAS	4/18/2013
AL4821	TNK 500 EXT	COLUMBUS	4/18/2013
AL4826	TNK 500 EXT	DALLAS	4/23/2013
AL4827	TNK 500 EXT	DALLAS	4/23/2013
AL4828	TNK 500 EXT	DALLAS	4/23/2013
AL4829	TNK 500 EXT	DALLAS	4/23/2013
AL4830	TNK 500 EXT	COLUMBUS	4/23/2013
AL4836	TNK 500 EXT	SAN ANTON	5/1/2013
AL4837	TNK 500 EXT	CINCINNATI	5/1/2013
AL4838	TNK 500 EXT	DALLAS	5/1/2013
AL4848	TNK 500 EXT	COLUMBUS	5/2/2013
AL4849	TNK 500 EXT	DALLAS	5/2/2013
AL4850	TNK 500 EXT	COLUMBUS	5/2/2013

Navision Fixed Asset Number	Item Number	Dept Code	Acquire Date
AL4851	TNK 500 EXT	ELKHART	5/2/2013
AL4852	TNK 500 EXT	SAN ANTON	5/2/2013
AL4860	TNK 500 EXT	DALLAS	5/10/2013
AL4861	TNK 500 EXT	COLUMBUS	5/10/2013
AL4862	TNK 500 EXT	DALLAS	5/10/2013
AL4863	TNK 500 EXT	COLUMBUS	5/10/2013
AL4864	TNK 500 EXT	DALLAS	5/10/2013
AL4869	TNK 500 EXT	COLUMBUS	5/16/2013
AL4870	TNK 500 EXT	ST. LOUIS	5/16/2013
AL4871	TNK 500 EXT	ELKHART	5/16/2013
AL4872	TNK 500 EXT	DALLAS	5/16/2013
AL4873	TNK 500 EXT	DALLAS	5/16/2013
AL4877	TNK 500 EXT	DALLAS	5/21/2013
AL4878	TNK 500 EXT	GREEN BAY	5/21/2013
AL4879	TNK 500 EXT	DALLAS	5/21/2013
AL4880	TNK 500 EXT	COLUMBUS	5/21/2013
AL4881	TNK 500 EXT	DALLAS	5/21/2013
AL4888	TNK 500 RB	DALLAS	5/21/2013
AL4897	TNK 500 EXT	DALLAS	6/21/2013
AL4898	TNK 500 RB	DALLAS	5/31/2013
AL4899	TNK 500 RB	DALLAS	5/31/2013
AL4900	TNK 500 EXT	DALLAS	6/21/2013
AL4902	TNK 500 EXT	DALLAS	6/21/2013
AL4905	TNK 500 EXT	DALLAS	6/25/2013
AL4906	TNK 500 EXT	DALLAS	6/25/2013
AL4907	TNK 500 RB	PITTSBURGH	5/31/2013
AL4908	TNK 500 RB	NEW BRUNS	5/31/2013
AL4909	TNK 500 INT	WATFORD	5/31/2013
AL4910	TNK 500 INT	WATFORD	5/31/2013
AL4913	TNK 500 INT	WATFORD	5/31/2013
AL4914	TNK 500 INT	WATFORD	5/31/2013
AL4927	TNK 500 INT	WATFORD	6/13/2013
AL4928	TNK 500 INT	WATFORD	6/13/2013
AL4937	TNK 500 INT	WATFORD	6/13/2013
AL4938	TNK 500 INT	WATFORD	6/13/2013
AL4943	TNK 500 INT	WATFORD	6/13/2013
AL4944	TNK 500 INT	WATFORD	6/13/2013
AL4948	TNK 500 INT	WATFORD	7/31/2013
AL4949	TNK 500 INT	WATFORD	7/31/2013
AL4958	TNK 500 EXT	COLUMBUS	6/25/2013
AL4962	TNK 500 EXT	DALLAS	6/30/2013
AL4964	TNK 500 EXT	COLUMBUS	6/30/2013

Navision Fixed Asset Number	Item Number	Dept Code	Acquire Date
AL4966	TNK 500 EXT	ATLANTA	6/30/2013
AL4968	TNK 500 EXT	LITTLEROCK	6/30/2013
AL4971	TNK 500 EXT	ORLANDO	6/30/2013
AL4972	TNK 500 EXT	COLUMBUS	6/30/2013
AL4976	TNK 500 EXT	DALLAS	7/17/2013
AL4977	TNK 500 EXT	DALLAS	7/17/2013
AL4978	TNK 500 EXT	TOLEDO	7/17/2013
AL4982	TNK 500 EXT	DALLAS	7/17/2013
AL4983	TNK 500 EXT	COLUMBUS	7/17/2013
AL4984	TNK 500 EXT	CHARLOTTE	7/17/2013
AL4987	TNK 500 EXT	RALEIGH	7/17/2013
AL4988	TNK 500 EXT	CHARLOTTE	7/17/2013
AL4989	TNK 500 INT	WATFORD	7/23/2013
AL4992	TNK 500 INT	WATFORD	7/23/2013
AL4993	TNK 500 INT	WATFORD	7/23/2013
AL4994	TNK 500 INT	CHICAGO	7/23/2013
AL4998	TNK 500 INT	SEATTLE	7/23/2013
AL4999	TNK 500 INT	WATFORD	7/23/2013
AL5000	TNK 500 INT	WATFORD	7/23/2013
AL5006	TNK 500 INT	WATFORD	7/31/2013
AL5007	TNK 500 INT	WATFORD	7/31/2013
AL5008	TNK 500 INT	WATFORD	7/31/2013
AL5012	TNK 500 INT	WATFORD	7/31/2013
AL5013	TNK 500 INT	SEATTLE	7/31/2013
AL5020	TNK 500 INT	WATFORD	9/3/2013
AL5021	TNK 500 INT	WATFORD	9/3/2013
AL5022	TNK 500 INT	WATFORD	9/3/2013
AL5026	TNK 500 INT	WATFORD	8/14/2013
AL5027	TNK 500 INT	WATFORD	9/3/2013
AL5028	TNK 500 INT	WATFORD	8/14/2013
AL5032	TNK 500 INT	WATFORD	8/14/2013
AL5033	TNK 500 INT	WATFORD	8/14/2013
AL5062	TNK 500 EXT	MEMPHIS	8/29/2013
AL5063	TNK 500 EXT	NASHVILLE	8/29/2013
AL5068	TNK 500 EXT	NASHVILLE	8/29/2013
AL5069	TNK 500 EXT	ORLANDO	8/29/2013
AL5074	TNK 500 EXT	NASHVILLE	9/12/2013
AL5075	TNK 500 EXT	ORLANDO	9/12/2013
AL5080	TNK 500 EXT	LOUISVILLE	9/12/2013
AL5081	TNK 500 EXT	ATLANTA	9/12/2013
AL5086	TNK 500 EXT	ATLANTA	9/10/2013
AL5087	TNK 500 EXT	ALBANY	9/10/2013

Navision Fixed Asset Number	Item Number	Dept Code	Acquire Date
AL5096	TNK 500 EXT	DALLAS	9/25/2013
AL5097	TNK 500 EXT	DALLAS	9/25/2013
AL5102	TNK 500 EXT	DALLAS	9/25/2013
AL5103	TNK 500 EXT	PADUCAH	9/25/2013
AL5104	TNK 500 EXT	PADUCAH	9/25/2013
AL5105	TNK 500 EXT	LOUISVILLE	9/25/2013
AL5225	TNK 500 EXT	PADUCAH	5/22/2014
AL5226	TNK 500 EXT	PADUCAH	5/22/2014
AL5227	TNK 500 EXT	RALEIGH	5/22/2014
AL5228	TNK 500 EXT	PADUCAH	5/22/2014
AL5229	TNK 500 EXT	PADUCAH	5/22/2014
AL5230	TNK 500 EXT	DALLAS	5/22/2014
AL5231	TNK 500 EXT	MILWAUKEE	5/22/2014
AL5242	TNK 500 EXT	MILWAUKEE	5/22/2014
AL5243	TNK 500 EXT	GREEN BAY	5/22/2014
AL5402	TNK DBL WALL	CHARLOTTE	4/23/2014
AL5422	TNK WEIR	ALBANY	4/25/2014
AL5423	TNK WEIR	CHARLESTON	4/25/2014
AL5424	TNK WEIR	CHARLESTON	6/16/2014
AL5425	TNK WEIR	LOUISVILLE	6/16/2014
AL5426	TNK DBL WALL	CHARLOTTE	6/16/2014
AL5456	TNK 500 INT	WATFORD	6/19/2014
AL5461	TNK 500 INT	WATFORD	6/19/2014
AL5471	TNK 500 INT	WATFORD	6/19/2014
AL5472	TNK 500 INT	WATFORD	6/19/2014
AL5473	TNK 500 INT	WATFORD	6/19/2014
AL5474	TNK 500 INT	WATFORD	6/19/2014
AL5475	TNK 500 INT	WATFORD	6/19/2014
AL5476	TNK 500 INT	WATFORD	6/30/2014
AL5477	TNK 500 INT	WATFORD	6/30/2014
AL5478	TNK 500 INT	WATFORD	6/30/2014
AL5479	TNK 500 INT	WATFORD	7/15/2014
AL5480	TNK 500 INT	WATFORD	7/15/2014
AL5481	TNK 500 INT	WATFORD	7/15/2014
AL5482	TNK 500 INT	WATFORD	7/21/2014
AL5483	TNK 500 INT	WATFORD	7/21/2014
AL5484	TNK 500 INT	WATFORD	7/21/2014
AL5485	TNK 500 INT	WATFORD	7/21/2014
AL5486	TNK 500 INT	WATFORD	8/21/2014
AL5487	TNK 500 INT	WATFORD	8/21/2014
AL5488	TNK 500 INT	WATFORD	8/21/2014
AL5570	TNK 500 INT	WATFORD	9/24/2014

Navision Fixed Asset Number	Item Number	Dept Code	Acquire Date
AL5572	TNK 500 INT	WATFORD	9/24/2014
AL5574	TNK 500 INT	ELKO	9/24/2014
AL5575	TNK 400 BBL GB	CORPUS C	9/24/2014
AL5576	TNK 500 INT	WATFORD	9/24/2014
AL5577	TNK 400 BBL GB	WATFORD	9/24/2014
AL5578	TNK 500 INT	WATFORD	9/24/2014
AL5579	TNK 400 BBL GB	WATFORD	9/30/2014
AL5580	TNK 500 INT	WATFORD	9/30/2014
AL5581	TNK 400 BBL GB	WATFORD	9/30/2014
AL5584	TNK 500 RB	DALLAS	9/30/2014
AL5587	TNK 500 RB	DALLAS	9/30/2014
AL5590	TNK 500 RB	DALLAS	9/30/2014
AL5593	TNK 500 RB	NEW BRUNS	10/9/2014
AL5596	TNK 500 RB	NEW BRUNS	10/9/2014
AL5599	TNK 500 RB	NEW BRUNS	10/9/2014
AL5602	TNK 500 RB	NEW BRUNS	10/13/2014
AL5608	TNK 500 RB	NEW BRUNS	10/13/2014
AL5609	TNK 500 RB	NEW BRUNS	10/22/2014
AL5618	TNK 500 INT	WATFORD	10/22/2014
AL5623	TNK 500 INT	WATFORD	10/22/2014
AL5624	TNK 500 INT	SEATTLE	10/22/2014
AL5625	TNK 500 INT	WATFORD	10/22/2014
AL5626	TNK 500 INT	WATFORD	10/22/2014
AL5627	TNK 500 INT	SEATTLE	10/22/2014
AL5628	TNK 500 INT	WATFORD	10/22/2014
AL5629	TNK 500 INT	SEATTLE	10/22/2014
AL5630	TNK 500 INT	WATFORD	10/22/2014
AL5631	TNK 500 INT	SEATTLE	10/22/2014
AL5633	TNK 500 INT	WATFORD	10/22/2014
AL5635	TNK 500 INT	WATFORD	10/22/2014
AL5638	TNK 500 INT	WATFORD	10/22/2014
AL5640	TNK 500 INT	SEATTLE	11/7/2014
AL5643	TNK 500 INT	WATFORD	11/7/2014
AL5645	TNK 500 INT	WATFORD	11/7/2014
AL5671	TNK 500 INT	WATFORD	11/30/2014
AL5672	TNK 500 INT	WATFORD	11/30/2014
AL5674	TNK 500 INT	LAS VEGAS	11/30/2014
AL5675	TNK 500 INT	WATFORD	11/30/2014
AL5676	TNK 500 INT	SEATTLE	11/30/2014
AL5678	TNK 500 INT	WATFORD	11/30/2014
AL5679	TNK 500 INT	WATFORD	11/18/2014
AL5680	TNK 500 INT	WATFORD	11/18/2014

Navision Fixed Asset Number	Item Number	Dept Code	Acquire Date
AL5682	TNK 500 EXT	MILWAUKEE	11/18/2014
AL5693	TNK 500 INT	WATFORD	1/13/2015
AL5695	TNK 500 EXT	GREEN BAY	2/10/2015
AL5705	TNK 500 EXT	MILWAUKEE	1/13/2015
AL5708	TNK 500 EXT	GREEN BAY	1/13/2015
AL5709	TNK 500 EXT	GREEN BAY	1/13/2015
AL5711	TNK 500 EXT	DALLAS	1/13/2015
AL5713	TNK 500 EXT	DALLAS	1/13/2015
AL5718	TNK 500 EXT	DALLAS	1/13/2015
AL5720	TNK 500 EXT	DALLAS	1/13/2015
AL5722	TNK 500 EXT	TOLEDO	1/13/2015
AME-9400	36 X	BAKERSFLD	12/31/2011
AME-9401	36 X	BAKERSFLD	12/31/2011
AME-9402	36 X	LA-CHINO	12/31/2011
AME-9404	36 X	LA-CHINO	12/31/2011
AME-9405	36 X	BAKERSFLD	12/31/2011
AME-9406	36 X	LA-CHINO	12/31/2011
AMM2609 A/B	24 X	LAS VEGAS	9/20/2001
AMM2613	8 X 32	DENVER	9/20/2001
AMM3089	12 X 48 SALES	DENVER	8/24/2004
AMM3274 A/B	24 X	DENVER	11/23/2005
AMSI97-2274/ 2275	24 X	LAS VEGAS	6/6/2008
AUR36775-36777	36 X	LA-CHINO	6/6/2008
AUR38914-38918	60 X	BAKERSFLD	6/6/2008
AUR39754-39756	36 X	BAKERSFLD	6/6/2008
AUR39760-39761	24 X	BAKERSFLD	6/6/2008
BMC1244S0001	12 X 48	LA-CHINO	6/6/2008
BMCO618-1 M	FAST	LA-CHINO	6/6/2008
BMCO618-2 M	FAST	BAKERSFLD	6/6/2008
CAV3037	10 X 44	PHOENIX	8/1/1997
CAV3039	10 X 44	LA-CHINO	8/1/1997
CAV3043	12 X 48	PHOENIX	8/18/1997
CAV3590	8 X 32	LA-CHINO	10/24/1997
CAV3922	8 X 32	DENVER	12/11/1997
CAV3923	8 X 32	SALT LAKE	12/11/1997
CAV3926	10 X 44	PHOENIX	12/11/1997
CAV4121	10 X 44	PHOENIX	2/27/1998
CAV4204	10 X 44	PHOENIX	2/27/1998
CAV4205	10 X 44	PHOENIX	3/27/1998
CAV4301	12 X 60	DENVER	3/27/1998
CAV4303	12 X 60	PHOENIX	2/20/1998
CAV4305	12 X 60	PHOENIX	2/20/1998

Navision Fixed Asset Number	Item Number	Dept Code	Acquire Date
CAV4435	8 X 32	PHOENIX	3/10/1998
CAV4438	10 X 44	LAS VEGAS	3/10/1998
CAV4439	10 X 44	PHOENIX	3/10/1998
CAV4440	10 X 44	PHOENIX	3/10/1998
CAV4444	12 X 60	PHOENIX	3/10/1998
CAV4455	12 X 60	PHOENIX	3/10/1998
CAV4481	8 X 24	PHOENIX	3/23/1998
CAV4485	10 X 44	PHOENIX	3/23/1998
CAV4486	10 X 44	PHOENIX	3/23/1998
CAV4697	12 X 60	PHOENIX	6/17/1998
CAV4708	12 X 60	LA-CHINO	6/17/1998
CAV4736	8 X 24	PHOENIX	7/2/1998
CAV6919A/B	24 X	PHOENIX	7/31/2001
CAV7625	12 X 60	PHOENIX	1/31/2001
CLS90201	12 X 60	CINCINNATI	4/30/1997
CMB12525	8 X 24	ALBANY	9/30/1997
CMB12543	12 X 48	JACKSONVIL	6/16/1997
CMB12546	12 X 48	ORLANDO	8/21/1997
CMB12547	12 X 48	ORLANDO	8/21/1997
CMB12548	12 X 48	ORLANDO	9/1/1997
CMB12550	12 X 48	ORLANDO	7/9/1997
CMB12552	12 X 48	ORLANDO	7/14/1997
CMB12553	12 X 60	JACKSONVIL	6/12/1997
CMB12554	12 X 60	JACKSONVIL	6/12/1997
CMB12555	12 X 60	ORLANDO	6/12/1997
CMB12559	12 X 60	JACKSONVIL	6/3/1997
CMB12560	12 X 60	JACKSONVIL	6/3/1997
CMB12562	12 X 60	ORLANDO	8/21/1997
CMB12990	8 X 30	ATLANTA	8/8/1997
CMB13184	12 X 48	JACKSONVIL	11/14/1997
CMB13269	8 X 32	JACKSONVIL	11/14/1997
CMB14538	8 X 30	ORLANDO	9/16/1998
CMB14541	8 X 32 O/S	JACKSONVIL	9/16/1998
CMB14543	8 X 32 O/S	ALBANY	9/16/1998
CMB14548	8 X 30	ATLANTA	9/18/1998
CMB14643	8 X 24	MIAMI	10/9/1998
CMB14644	8 X 24	JACKSONVIL	10/9/1998
CMB14646	8 X 30	TAMPA	10/9/1998
CMB14649	8 X 30	ORLANDO	10/9/1998
CMB14731	8 X 32	ORLANDO	8/6/1998
CMB14732	10 X 40	JACKSONVIL	8/6/1998
CMB14733	10 X 40	CHARLOTTE	8/6/1998

Navision Fixed Asset Number	Item Number	Dept Code	Acquire Date
CMB14734	10 X 40	ORLANDO	8/6/1998
CMB14735	10 X 50	NASHVILLE	8/6/1998
CMB14736	10 X 50	JACKSONVIL	8/6/1998
CMB14737	10 X 50	JACKSONVIL	8/6/1998
CMB14749/14750	24 X	JACKSONVIL	8/20/1998
CMB14776	10 X 40	ORLANDO	10/9/1998
CMB14777	10 X 40	CHARLOTTE	10/9/1998
CMB14778	10 X 40	JACKSONVIL	10/9/1998
CMB14780	10 X 40	ATLANTA	10/9/1998
CMB14783	10 X 50	ORLANDO	10/9/1998
CMB14785	10 X 50	JACKSONVIL	10/9/1998
CMB14787	12 X 60	ORLANDO	10/9/1998
CMB14788	12 X 60	JACKSONVIL	10/9/1998
CMB14789/14790	24 X	ORLANDO	10/9/1998
CMB14822	12 X 60	JACKSONVIL	10/23/1998
CMB14824	12 X 60	ORLANDO	10/23/1998
CMB14825	12 X 60	ORLANDO	10/23/1998
CMB14826	12 X 60	ORLANDO	10/23/1998
CMB14827	12 X 60	ORLANDO	10/23/1998
CMB14828	12 X 60	ORLANDO	10/23/1998
CMB15073	8 X 24	JACKSONVIL	3/31/1999
CMB15076	8 X 30	ORLANDO	3/31/1999
CMB15078	8 X 30	ATLANTA	3/31/1999
CMB15086	10 X 40	CHARLOTTE	3/31/1999
CMB15087	10 X 40	ORLANDO	3/31/1999
CMB15109/15110	24 X	ORLANDO	3/31/1999
CMB15126	12 X 48	ORLANDO	3/31/1999
CMB15139/15140	24 X	JACKSONVIL	3/31/1999
CONM97B582/3	24 X	DENVER	11/30/2012
ELD4593	10 X 44	DENVER	5/16/2006
F001	TNK 500 EXT	DALLAS	11/7/2013
F002	TNK 400 BBL GB	DALLAS	11/7/2013
F003	TNK 500 EXT	DALLAS	11/7/2013
F004	TNK 500 EXT	DALLAS	11/7/2013
F005	TNK 500 EXT	DALLAS	11/7/2013
F006	TNK 500 EXT	DALLAS	11/7/2013
F007	TNK 500 EXT	DALLAS	11/7/2013
F008	TNK 500 EXT	DALLAS	11/7/2013
F009	TNK 500 EXT	SAN ANTON	11/7/2013
F010	TNK 500 EXT	DALLAS	11/7/2013
F011	TNK 500 EXT	DALLAS	11/7/2013
F012	TNK 500 EXT	DALLAS	11/7/2013

Navision Fixed Asset Number	Item Number	Dept Code	Acquire Date
F013	TNK 500 EXT	DALLAS	11/7/2013
F014	TNK 500 EXT	DALLAS	11/7/2013
F015	TNK 500 EXT	SAN ANTON	11/7/2013
F016	TNK 500 EXT	SAN ANTON	11/7/2013
FA-05975	VAN	PADUCAH	8/1/2013
FA-05977	VAN	PADUCAH	8/1/2013
FA-06035	VAN	PADUCAH	8/1/2013
FA-06037	VAN	PADUCAH	8/1/2013
FA-06047	VAN	PADUCAH	8/1/2013
FA-06048	VAN	PADUCAH	8/1/2013
FA-06051	VAN	PADUCAH	8/1/2013
FA-06057	VAN	PADUCAH	8/1/2013
FA-06059	VAN	PADUCAH	8/1/2013
FA-06071	VAN	PADUCAH	8/1/2013
FA-06074	VAN	PADUCAH	8/1/2013
FA-06125	VAN	PADUCAH	8/1/2013
FA-06127	VAN	PADUCAH	8/1/2013
FA-06129	VAN	PADUCAH	8/1/2013
FA-06165	VAN	PADUCAH	8/1/2013
FA-06180	VAN	PADUCAH	8/1/2013
FA-06189	VAN	PADUCAH	8/1/2013
FA-06251	VAN	PADUCAH	8/1/2013
FA-14587	VAN	GREEN BAY	10/20/2014
FA-14590	VAN	GREEN BAY	10/20/2014
FA-14619	CHASSIS	MILWAUKEE	10/20/2014
FA-14637	VAN	GREEN BAY	10/20/2014
FA-14643	VAN	GREEN BAY	10/20/2014
FA-14647	VAN	GREEN BAY	10/20/2014
FA-14648	VAN	GREEN BAY	10/20/2014
FA-14653	VAN	GREEN BAY	10/20/2014
FA-14656	VAN	GREEN BAY	10/20/2014
FA-14659	CHASSIS	GREEN BAY	10/20/2014
FA-14712	VAN	GREEN BAY	10/20/2014
FA-14838	VAN	MILWAUKEE	10/20/2014
FA-14965	VAN	MILWAUKEE	10/20/2014
FA-15118	CHASSIS	MILWAUKEE	10/20/2014
FA-15263	VAN	GREEN BAY	10/20/2014
FA-15335	VAN	GREEN BAY	10/20/2014
FA-15380	CHASSIS	MADISON	10/20/2014
FA-15389	CHASSIS	GREEN BAY	10/20/2014
FA-15464	VAN	GREEN BAY	10/20/2014
FA-17297	VAN	COLUMBUS	11/14/2014

Navision Fixed Asset Number	Item Number	Dept Code	Acquire Date
FA-17305	VAN	COLUMBUS	11/14/2014
FA-17307	VAN	COLUMBUS	11/14/2014
FA-17308	VAN	COLUMBUS	11/14/2014
FA-17309	VAN	COLUMBUS	11/14/2014
FA-17316	VAN	COLUMBUS	11/14/2014
FA-17320	VAN	COLUMBUS	11/14/2014
FA-17322	VAN	COLUMBUS	11/14/2014
FA-17324	VAN	COLUMBUS	11/14/2014
FA-17325	VAN	COLUMBUS	11/14/2014
FA-17328	VAN	COLUMBUS	11/14/2014
FA-17330	VAN	COLUMBUS	11/14/2014
FA-17333	VAN	COLUMBUS	11/14/2014
FA-17335	VAN	COLUMBUS	11/14/2014
FA-17345	VAN	COLUMBUS	11/14/2014
FA-17350	VAN	COLUMBUS	11/14/2014
FA-17351	VAN	COLUMBUS	11/14/2014
FA-17354	VAN	COLUMBUS	11/14/2014
FA-17358	VAN	CLEVELAND	11/14/2014
FA-17362	VAN	COLUMBUS	11/14/2014
FA-17363	VAN	COLUMBUS	11/14/2014
FA-17365	VAN	COLUMBUS	11/14/2014
FA-17367	VAN	CLEVELAND	11/14/2014
FA-17368	VAN	COLUMBUS	11/14/2014
FA-17369	VAN	COLUMBUS	11/14/2014
FA-17370	VAN	COLUMBUS	11/14/2014
FA-17371	VAN	COLUMBUS	11/14/2014
FA-17372	VAN	COLUMBUS	11/14/2014
FA-17373	VAN	COLUMBUS	11/14/2014
FA-17374	VAN	COLUMBUS	11/14/2014
FA-17375	VAN	COLUMBUS	11/14/2014
FA-17376	VAN	COLUMBUS	11/14/2014
FA-17378	VAN	COLUMBUS	11/14/2014
FA-17379	VAN	COLUMBUS	11/14/2014
FA-17380	VAN	COLUMBUS	11/14/2014
FA-17382	VAN	COLUMBUS	11/14/2014
FA-17383	VAN	COLUMBUS	11/14/2014
FA-17386	VAN	COLUMBUS	11/14/2014
FA-17387	VAN	COLUMBUS	11/14/2014
FA-17389	VAN	COLUMBUS	11/14/2014
FA-17390	VAN	COLUMBUS	11/14/2014
FA-17391	VAN	COLUMBUS	11/14/2014
FA-17392	VAN	COLUMBUS	11/14/2014

Navision Fixed Asset Number	Item Number	Dept Code	Acquire Date
FA-17428	VAN	COLUMBUS	11/14/2014
FA-17435	VAN	COLUMBUS	11/14/2014
FA-17445	VAN	COLUMBUS	11/14/2014
FA-17450	VAN	COLUMBUS	11/14/2014
FA-17452	VAN	COLUMBUS	11/14/2014
FA-17456	VAN	COLUMBUS	11/14/2014
FA-17468	VAN	COLUMBUS	11/14/2014
FA-17470	VAN	CLEVELAND	11/14/2014
FA-17471	VAN	COLUMBUS	11/14/2014
FA-17473	VAN	CLEVELAND	11/14/2014
FA-17475	VAN	COLUMBUS	11/14/2014
FA-17476	VAN	COLUMBUS	11/14/2014
FA-17477	VAN	COLUMBUS	11/14/2014
FA-17478	VAN	COLUMBUS	11/14/2014
FA-17479	VAN	COLUMBUS	11/14/2014
FA-17480	VAN	COLUMBUS	11/14/2014
FA-17484	VAN	COLUMBUS	11/14/2014
FA-17485	VAN	COLUMBUS	11/14/2014
FA-17486	VAN	COLUMBUS	11/14/2014
FA-17487	VAN	COLUMBUS	11/14/2014
FA-17488	VAN	COLUMBUS	11/14/2014
FA-17490	VAN	COLUMBUS	11/14/2014
FA-17491	VAN	COLUMBUS	11/14/2014
FA-17492	VAN	COLUMBUS	11/14/2014
FA-17493	VAN	COLUMBUS	11/14/2014
FA-17494	VAN	COLUMBUS	11/14/2014
FA-17495	VAN	COLUMBUS	11/14/2014
FA-17496	VAN	COLUMBUS	11/14/2014
FA-17497	VAN	COLUMBUS	11/14/2014
FA-17498	VAN	COLUMBUS	11/14/2014
FA-17500	VAN	COLUMBUS	11/14/2014
FA-17501	VAN	COLUMBUS	11/14/2014
FA-17502	VAN	COLUMBUS	11/14/2014
FA-17503	VAN	COLUMBUS	11/14/2014
FA-17505	VAN	COLUMBUS	11/14/2014
FA-17506	VAN	COLUMBUS	11/14/2014
FA-17507	VAN	COLUMBUS	11/14/2014
FA-17510	VAN	COLUMBUS	11/14/2014
FA-17511	VAN	CLEVELAND	11/14/2014
FA-17513	VAN	COLUMBUS	11/14/2014
FA-17514	VAN	COLUMBUS	11/14/2014
FA-17516	VAN	COLUMBUS	11/14/2014

Navision Fixed Asset Number	Item Number	Dept Code	Acquire Date
FA-17517	VAN	COLUMBUS	11/14/2014
FA-17519	VAN	COLUMBUS	11/14/2014
FA-17520	VAN	COLUMBUS	11/14/2014
FA-17521	VAN	CLEVELAND	11/14/2014
FA-17522	VAN	COLUMBUS	11/14/2014
FA-17523	VAN	CLEVELAND	11/14/2014
FA-17524	VAN	COLUMBUS	11/14/2014
FA-17525	VAN	CLEVELAND	11/14/2014
FA-17527	VAN	COLUMBUS	11/14/2014
FA-17528	VAN	COLUMBUS	11/14/2014
FA-17529	VAN	COLUMBUS	11/14/2014
FA-17530	VAN	COLUMBUS	11/14/2014
FA-17531	VAN	COLUMBUS	11/14/2014
FA-17532	VAN	COLUMBUS	11/14/2014
FA-17533	VAN	COLUMBUS	11/14/2014
FA-17534	VAN	CLEVELAND	11/14/2014
FA-17536	VAN	COLUMBUS	11/14/2014
FA-17537	VAN	COLUMBUS	11/14/2014
FA-17538	VAN	COLUMBUS	11/14/2014
FA-17539	VAN	COLUMBUS	11/14/2014
FA-17540	VAN	COLUMBUS	11/14/2014
FA-17541	VAN	COLUMBUS	11/14/2014
FA-17542	VAN	COLUMBUS	11/14/2014
FA-17544	VAN	COLUMBUS	11/14/2014
FA-17545	VAN	COLUMBUS	11/14/2014
FA-17546	VAN	COLUMBUS	11/14/2014
FA-17547	VAN	COLUMBUS	11/14/2014
FA-17548	VAN	COLUMBUS	11/14/2014
FA-17550	VAN	COLUMBUS	11/14/2014
FA-17551	VAN	COLUMBUS	11/14/2014
FA-17553	VAN	CLEVELAND	11/14/2014
FA-17554	VAN	COLUMBUS	11/14/2014
FA-17557	VAN	COLUMBUS	11/14/2014
FA-17558	VAN	CLEVELAND	11/14/2014
FA-17559	VAN	COLUMBUS	11/14/2014
FA-17560	VAN	COLUMBUS	11/14/2014
FA-17562	VAN	COLUMBUS	11/14/2014
FA-17563	VAN	COLUMBUS	11/14/2014
FA-17564	VAN	COLUMBUS	11/14/2014
FA-17565	VAN	COLUMBUS	11/14/2014
FA-17568	VAN	COLUMBUS	11/14/2014
FA-17569	VAN	COLUMBUS	11/14/2014

Navision Fixed Asset Number	Item Number	Dept Code	Acquire Date
FA-17570	VAN	COLUMBUS	11/14/2014
FA-17571	VAN	COLUMBUS	11/14/2014
FA-17574	VAN	COLUMBUS	11/14/2014
FA-17576	VAN	COLUMBUS	11/14/2014
FA-17577	VAN	COLUMBUS	11/14/2014
FA-17578	VAN	COLUMBUS	11/14/2014
FA-17580	VAN	COLUMBUS	11/14/2014
FA-17581	VAN	COLUMBUS	11/14/2014
FA-17582	VAN	COLUMBUS	11/14/2014
FA-17583	VAN	COLUMBUS	11/14/2014
FA-17584	VAN	COLUMBUS	11/14/2014
FA-17585	VAN	COLUMBUS	11/14/2014
FA-17587	VAN	COLUMBUS	11/14/2014
FA-17589	VAN	CLEVELAND	11/14/2014
FA-17590	VAN	CLEVELAND	11/14/2014
FA-17591	VAN	COLUMBUS	11/14/2014
FA-17592	VAN	COLUMBUS	11/14/2014
FA-17593	VAN	COLUMBUS	11/14/2014
FA-17594	VAN	COLUMBUS	11/14/2014
FA-17595	VAN	COLUMBUS	11/14/2014
FA-17597	VAN	COLUMBUS	11/14/2014
FA-17598	VAN	COLUMBUS	11/14/2014
FA-17599	VAN	COLUMBUS	11/14/2014
FA-17600	VAN	COLUMBUS	11/14/2014
FA-17601	VAN	CINCINNATI	11/14/2014
FA-17602	VAN	COLUMBUS	11/14/2014
FA-17603	VAN	COLUMBUS	11/14/2014
FA-17605	VAN	COLUMBUS	11/14/2014
FA-17606	VAN	COLUMBUS	11/14/2014
FA-17608	VAN	COLUMBUS	11/14/2014
FA-17609	VAN	COLUMBUS	11/14/2014
FA-17610	VAN	CLEVELAND	11/14/2014
FA-17611	VAN	COLUMBUS	11/14/2014
FA-17612	VAN	COLUMBUS	11/14/2014
FA-17613	VAN	COLUMBUS	11/14/2014
FA-17614	VAN	COLUMBUS	11/14/2014
FA-17615	VAN	COLUMBUS	11/14/2014
FA-17616	VAN	COLUMBUS	11/14/2014
FA-17618	VAN	COLUMBUS	11/14/2014
FA-17620	VAN	COLUMBUS	11/14/2014
FA-17621	VAN	COLUMBUS	11/14/2014
FA-17622	VAN	COLUMBUS	11/14/2014

Navision Fixed Asset Number	Item Number	Dept Code	Acquire Date
FA-17624	VAN	COLUMBUS	11/14/2014
FA-17625	VAN	COLUMBUS	11/14/2014
FA-17626	VAN	COLUMBUS	11/14/2014
FA-17627	VAN	CLEVELAND	11/14/2014
FA-17628	VAN	COLUMBUS	11/14/2014
FA-17630	VAN	COLUMBUS	11/14/2014
FA-17631	VAN	COLUMBUS	11/14/2014
FA-17632	VAN	COLUMBUS	11/14/2014
FA-17633	VAN	COLUMBUS	11/14/2014
FA-17636	VAN	COLUMBUS	11/14/2014
FA-17637	VAN	COLUMBUS	11/14/2014
FA-17638	VAN	COLUMBUS	11/14/2014
FA-17639	VAN	COLUMBUS	11/14/2014
FA-17640	VAN	COLUMBUS	11/14/2014
FA-17641	VAN	COLUMBUS	11/14/2014
FA-17642	VAN	COLUMBUS	11/14/2014
FA-17644	VAN	COLUMBUS	11/14/2014
FA-17645	VAN	COLUMBUS	11/14/2014
FA-17648	VAN	COLUMBUS	11/14/2014
FA-17649	VAN	COLUMBUS	11/14/2014
FA-17651	VAN	COLUMBUS	11/14/2014
FA-17652	VAN	COLUMBUS	11/14/2014
FA-17653	VAN	COLUMBUS	11/14/2014
FA-17654	VAN	COLUMBUS	11/14/2014
FA-17655	VAN	COLUMBUS	11/14/2014
FA-17656	VAN	CLEVELAND	11/14/2014
FA-17657	VAN	COLUMBUS	11/14/2014
FA-17659	VAN	COLUMBUS	11/14/2014
FA-17660	VAN	COLUMBUS	11/14/2014
FA-17661	VAN	COLUMBUS	11/14/2014
FA-17662	VAN	COLUMBUS	11/14/2014
FA-17663	VAN	COLUMBUS	11/14/2014
FA-17664	VAN	COLUMBUS	11/14/2014
FA-17665	VAN	COLUMBUS	11/14/2014
FA-17666	VAN	COLUMBUS	11/14/2014
FA-17667	VAN	COLUMBUS	11/14/2014
FA-17669	VAN	COLUMBUS	11/14/2014
FA-17670	VAN	COLUMBUS	11/14/2014
FA-17671	VAN	COLUMBUS	11/14/2014
FA-17672	VAN	COLUMBUS	11/14/2014
FA-17673	VAN	COLUMBUS	11/14/2014
FA-17674	VAN	COLUMBUS	11/14/2014

Navision Fixed Asset Number	Item Number	Dept Code	Acquire Date
FA-17675	VAN	COLUMBUS	11/14/2014
FA-17676	VAN	CINCINNATI	11/14/2014
FA-17677	VAN	COLUMBUS	11/14/2014
FA-17678	VAN	COLUMBUS	11/14/2014
FA-17679	VAN	COLUMBUS	11/14/2014
FA-17680	VAN	COLUMBUS	11/14/2014
FA-17681	VAN	CINCINNATI	11/14/2014
FA-17682	VAN	COLUMBUS	11/14/2014
FA-17683	VAN	COLUMBUS	11/14/2014
FA-17684	VAN	COLUMBUS	11/14/2014
FA-17685	VAN	COLUMBUS	11/14/2014
FA-17687	VAN	COLUMBUS	11/14/2014
FA-17690	VAN	COLUMBUS	11/14/2014
FA-17691	VAN	COLUMBUS	11/14/2014
FA-17692	VAN	COLUMBUS	11/14/2014
FA-17693	VAN	COLUMBUS	11/14/2014
FA-17694	VAN	COLUMBUS	11/14/2014
FA-17696	VAN	COLUMBUS	11/14/2014
FA-17697	VAN	COLUMBUS	11/14/2014
FA-17701	VAN	COLUMBUS	11/14/2014
FA-17702	VAN	COLUMBUS	11/14/2014
FA-17703	VAN	COLUMBUS	11/14/2014
FA-17705	VAN	COLUMBUS	11/14/2014
FA-17706	VAN	CINCINNATI	11/14/2014
FA-17707	VAN	COLUMBUS	11/14/2014
FA-17708	VAN	COLUMBUS	11/14/2014
FA-17710	VAN	COLUMBUS	11/14/2014
FA-17712	VAN	CLEVELAND	11/14/2014
FA-17713	VAN	COLUMBUS	11/14/2014
FA-17714	VAN	COLUMBUS	11/14/2014
FA-17715	VAN	CINCINNATI	11/14/2014
FA-17718	VAN	COLUMBUS	11/14/2014
FA-17719	VAN	COLUMBUS	11/14/2014
FA-17720	VAN	COLUMBUS	11/14/2014
FA-17723	VAN	COLUMBUS	11/14/2014
FA-17724	VAN	COLUMBUS	11/14/2014
FA-17725	VAN	COLUMBUS	11/14/2014
FA-17727	VAN	COLUMBUS	11/14/2014
FA-17728	VAN	COLUMBUS	11/14/2014
FA-17729	VAN	COLUMBUS	11/14/2014
FA-17730	VAN	COLUMBUS	11/14/2014
FA-17732	VAN	COLUMBUS	11/14/2014

Navision Fixed Asset Number	Item Number	Dept Code	Acquire Date
FA-17733	VAN	COLUMBUS	11/14/2014
FA-17734	VAN	COLUMBUS	11/14/2014
FA-17735	VAN	CLEVELAND	11/14/2014
FA-17737	VAN	COLUMBUS	11/14/2014
FA-17739	VAN	COLUMBUS	11/14/2014
FA-17740	VAN	COLUMBUS	11/14/2014
FA-17741	VAN	COLUMBUS	11/14/2014
FA-17742	VAN	COLUMBUS	11/14/2014
FA-17743	VAN	COLUMBUS	11/14/2014
FA-17744	VAN	COLUMBUS	11/14/2014
FA-17745	VAN	COLUMBUS	11/14/2014
FA-17746	VAN	COLUMBUS	11/14/2014
FA-17748	VAN	CLEVELAND	11/14/2014
FA-17750	VAN	COLUMBUS	11/14/2014
FA-17751	VAN	COLUMBUS	11/14/2014
FA-17753	VAN	COLUMBUS	11/14/2014
FA-17754	VAN	COLUMBUS	11/14/2014
FA-17755	VAN	COLUMBUS	11/14/2014
FA-17756	VAN	COLUMBUS	11/14/2014
FA-17757	VAN	COLUMBUS	11/14/2014
FA-17758	VAN	COLUMBUS	11/14/2014
FA-17759	VAN	COLUMBUS	11/14/2014
FA-17760	VAN	COLUMBUS	11/14/2014
FA-17763	VAN	COLUMBUS	11/14/2014
FA-17764	VAN	COLUMBUS	11/14/2014
FA-17765	VAN	CINCINNATI	11/14/2014
FA-17766	VAN	COLUMBUS	11/14/2014
FA-17767	VAN	COLUMBUS	11/14/2014
FA-17768	VAN	COLUMBUS	11/14/2014
FA-17769	VAN	COLUMBUS	11/14/2014
FA-17770	VAN	COLUMBUS	11/14/2014
FA-17771	VAN	COLUMBUS	11/14/2014
FA-17773	VAN	COLUMBUS	11/14/2014
FA-17774	VAN	COLUMBUS	11/14/2014
FA-17775	VAN	COLUMBUS	11/14/2014
FA-17776	VAN	COLUMBUS	11/14/2014
FA-17777	VAN	COLUMBUS	11/14/2014
FA-17778	VAN	COLUMBUS	11/14/2014
FA-17780	VAN	COLUMBUS	11/14/2014
FA-17781	VAN	COLUMBUS	11/14/2014
FA-17782	VAN	COLUMBUS	11/14/2014
FA-17783	VAN	COLUMBUS	11/14/2014

Navision Fixed Asset Number	Item Number	Dept Code	Acquire Date
FA-17784	VAN	COLUMBUS	11/14/2014
FA-17785	VAN	COLUMBUS	11/14/2014
FA-17786	VAN	COLUMBUS	11/14/2014
FA-17787	VAN	COLUMBUS	11/14/2014
FA-17789	VAN	COLUMBUS	11/14/2014
FA-17790	VAN	COLUMBUS	11/14/2014
FA-17791	VAN	COLUMBUS	11/14/2014
FA-17792	VAN	CLEVELAND	11/14/2014
FA-17793	VAN	COLUMBUS	11/14/2014
FA-17794	VAN	COLUMBUS	11/14/2014
FA-17795	VAN	CLEVELAND	11/14/2014
FA-17797	VAN	COLUMBUS	11/14/2014
FA-17798	VAN	COLUMBUS	11/14/2014
FA-17799	VAN	COLUMBUS	11/14/2014
FA-17800	VAN	COLUMBUS	11/14/2014
FA-17802	VAN	COLUMBUS	11/14/2014
FA-17803	VAN	COLUMBUS	11/14/2014
FA-17804	VAN	COLUMBUS	11/14/2014
FA-17805	VAN	COLUMBUS	11/14/2014
FA-17806	VAN	COLUMBUS	11/14/2014
FA-17807	VAN	COLUMBUS	11/14/2014
FA-17808	VAN	COLUMBUS	11/14/2014
FA-17809	VAN	COLUMBUS	11/14/2014
FA-17810	VAN	COLUMBUS	11/14/2014
FA-17811	VAN	COLUMBUS	11/14/2014
FA-17812	VAN	CHARLESTON	11/14/2014
FA-17813	VAN	COLUMBUS	11/14/2014
FA-17814	VAN	COLUMBUS	11/14/2014
FA-17816	VAN	COLUMBUS	11/14/2014
FA-17817	VAN	COLUMBUS	11/14/2014
FA-17818	VAN	COLUMBUS	11/14/2014
FA-17819	VAN	COLUMBUS	11/14/2014
FA-17820	VAN	COLUMBUS	11/14/2014
FA-17821	VAN	COLUMBUS	11/14/2014
FA-17822	VAN	COLUMBUS	11/14/2014
FA-17823	VAN	COLUMBUS	11/14/2014
FA-17825	VAN	COLUMBUS	11/14/2014
FA-17826	VAN	COLUMBUS	11/14/2014
FA-17827	VAN	COLUMBUS	11/14/2014
FA-17829	VAN	COLUMBUS	11/14/2014
FA-17830	VAN	COLUMBUS	11/14/2014
FA-17831	VAN	COLUMBUS	11/14/2014

Navision Fixed Asset Number	Item Number	Dept Code	Acquire Date
FA-17832	VAN	COLUMBUS	11/14/2014
FA-17833	VAN	COLUMBUS	11/14/2014
FA-17834	VAN	COLUMBUS	11/14/2014
FA-17835	VAN	COLUMBUS	11/14/2014
FA-17837	VAN	CLEVELAND	11/14/2014
FA-17838	VAN	COLUMBUS	11/14/2014
FA-17839	VAN	COLUMBUS	11/14/2014
FA-17840	VAN	COLUMBUS	11/14/2014
FA-17841	VAN	COLUMBUS	11/14/2014
FA-17842	VAN	COLUMBUS	11/14/2014
FA-17843	VAN	COLUMBUS	11/14/2014
FA-17844	VAN	COLUMBUS	11/14/2014
FA-17846	VAN	COLUMBUS	11/14/2014
FA-17847	VAN	COLUMBUS	11/14/2014
FA-17848	VAN	COLUMBUS	11/14/2014
FA-17849	VAN	COLUMBUS	11/14/2014
FA-17850	VAN	COLUMBUS	11/14/2014
FA-17851	VAN	CINCINNATI	11/14/2014
FA-17852	VAN	COLUMBUS	11/14/2014
FA-17853	VAN	COLUMBUS	11/14/2014
FA-17854	VAN	COLUMBUS	11/14/2014
FA-17855	VAN	COLUMBUS	11/14/2014
FA-17856	VAN	COLUMBUS	11/14/2014
FA-17857	VAN	COLUMBUS	11/14/2014
FA-17858	VAN	COLUMBUS	11/14/2014
FA-17859	VAN	COLUMBUS	11/14/2014
FA-17860	VAN	COLUMBUS	11/14/2014
FA-17861	VAN	COLUMBUS	11/14/2014
FA-17862	VAN	COLUMBUS	11/14/2014
FA-17863	VAN	COLUMBUS	11/14/2014
FA-17864	VAN	COLUMBUS	11/14/2014
FA-17865	VAN	COLUMBUS	11/14/2014
FA-17866	VAN	COLUMBUS	11/14/2014
FA-17867	VAN	COLUMBUS	11/14/2014
FA-17868	VAN	COLUMBUS	11/14/2014
FA-17869	VAN	COLUMBUS	11/14/2014
FA-17870	VAN	COLUMBUS	11/14/2014
FA-17871	VAN	COLUMBUS	11/14/2014
FA-17872	VAN	COLUMBUS	11/14/2014
FA-17874	VAN	COLUMBUS	11/14/2014
FA-17876	VAN	COLUMBUS	11/14/2014
FA-17877	VAN	COLUMBUS	11/14/2014

Navision Fixed Asset Number	Item Number	Dept Code	Acquire Date
FA-17878	VAN	COLUMBUS	11/14/2014
FA-17879	VAN	COLUMBUS	11/14/2014
FA-17880	VAN	CLEVELAND	11/14/2014
FA-17881	VAN	COLUMBUS	11/14/2014
FA-17882	VAN	COLUMBUS	11/14/2014
FA-17885	VAN	COLUMBUS	11/14/2014
FA-17887	VAN	COLUMBUS	11/14/2014
FA-17889	VAN	CLEVELAND	11/14/2014
FA-17890	VAN	COLUMBUS	11/14/2014
FA-17891	VAN	COLUMBUS	11/14/2014
FA-17892	VAN	COLUMBUS	11/14/2014
FA-17893	VAN	COLUMBUS	11/14/2014
FA-17894	VAN	COLUMBUS	11/14/2014
FA-17895	VAN	COLUMBUS	11/14/2014
FA-17896	VAN	COLUMBUS	11/14/2014
FA-17899	VAN	COLUMBUS	11/14/2014
FA-17901	VAN	COLUMBUS	11/14/2014
FA-17903	VAN	COLUMBUS	11/14/2014
FA-17904	VAN	COLUMBUS	11/14/2014
FA-17905	VAN	CLEVELAND	11/14/2014
FA-17906	VAN	COLUMBUS	11/14/2014
FA-17907	VAN	COLUMBUS	11/14/2014
FA-17908	VAN	COLUMBUS	11/14/2014
FA-17910	VAN	COLUMBUS	11/14/2014
FA-17911	VAN	COLUMBUS	11/14/2014
FA-17912	VAN	COLUMBUS	11/14/2014
FA-17915	VAN	COLUMBUS	11/14/2014
FA-17916	VAN	COLUMBUS	11/14/2014
FA-17918	VAN	COLUMBUS	11/14/2014
FA-17919	VAN	COLUMBUS	11/14/2014
FA-17920	VAN	COLUMBUS	11/14/2014
FA-17921	VAN	COLUMBUS	11/14/2014
FA-17923	VAN	COLUMBUS	11/14/2014
FA-17924	VAN	CLEVELAND	11/14/2014
FA-17925	VAN	COLUMBUS	11/14/2014
FA-17926	VAN	COLUMBUS	11/14/2014
FA-17927	VAN	COLUMBUS	11/14/2014
FA-17928	VAN	COLUMBUS	11/14/2014
FA-17929	VAN	COLUMBUS	11/14/2014
FA-17930	VAN	COLUMBUS	11/14/2014
FA-17931	VAN	COLUMBUS	11/14/2014
FA-17932	VAN	COLUMBUS	11/14/2014

Navision Fixed Asset Number	Item Number	Dept Code	Acquire Date
FA-17933	VAN	COLUMBUS	11/14/2014
FA-17934	VAN	COLUMBUS	11/14/2014
FA-17935	VAN	COLUMBUS	11/14/2014
FA-17936	VAN	COLUMBUS	11/14/2014
FA-17937	VAN	COLUMBUS	11/14/2014
FA-17938	VAN	COLUMBUS	11/14/2014
FA-17939	VAN	COLUMBUS	11/14/2014
FA-17940	VAN	COLUMBUS	11/14/2014
FA-17941	VAN	COLUMBUS	11/14/2014
FA-17942	VAN	COLUMBUS	11/14/2014
FA-17943	VAN	COLUMBUS	11/14/2014
FA-17944	VAN	COLUMBUS	11/14/2014
FA-17945	VAN	COLUMBUS	11/14/2014
FA-17946	VAN	COLUMBUS	11/14/2014
FA-17947	VAN	COLUMBUS	11/14/2014
FA-17948	VAN	COLUMBUS	11/14/2014
FA-17949	VAN	COLUMBUS	11/14/2014
FA-17950	VAN	PITTSBURGH	11/14/2014
FA-17951	VAN	COLUMBUS	11/14/2014
FA-17953	VAN	COLUMBUS	11/14/2014
FA-17955	VAN	COLUMBUS	11/14/2014
FA-17956	VAN	COLUMBUS	11/14/2014
FA-17957	VAN	COLUMBUS	11/14/2014
FA-17959	VAN	COLUMBUS	11/14/2014
FA-17961	VAN	COLUMBUS	11/14/2014
FA-17962	VAN	COLUMBUS	11/14/2014
FA-17963	VAN	COLUMBUS	11/14/2014
FA-17964	VAN	COLUMBUS	11/14/2014
FA-17965	VAN	CLEVELAND	11/14/2014
FA-17966	VAN	COLUMBUS	11/14/2014
FA-17967	VAN	COLUMBUS	11/14/2014
FA-17971	VAN	COLUMBUS	11/14/2014
FA-17972	VAN	COLUMBUS	11/14/2014
FA-17973	VAN	CLEVELAND	11/14/2014
FA-17974	VAN	COLUMBUS	11/14/2014
FA-17975	VAN	COLUMBUS	11/14/2014
FA-17977	VAN	COLUMBUS	11/14/2014
FA-17978	VAN	COLUMBUS	11/14/2014
FA-17979	VAN	COLUMBUS	11/14/2014
FA-17980	VAN	COLUMBUS	11/14/2014
FA-17981	VAN	COLUMBUS	11/14/2014
FA-17982	VAN	COLUMBUS	11/14/2014

Navision Fixed Asset Number	Item Number	Dept Code	Acquire Date
FA-17983	VAN	COLUMBUS	11/14/2014
FA-17984	VAN	COLUMBUS	11/14/2014
FA-17985	VAN	COLUMBUS	11/14/2014
FA-17986	VAN	COLUMBUS	11/14/2014
FA-17987	VAN	COLUMBUS	11/14/2014
FA-17988	VAN	COLUMBUS	11/14/2014
FA-17989	VAN	COLUMBUS	11/14/2014
FA-17990	VAN	COLUMBUS	11/14/2014
FA-17991	VAN	COLUMBUS	11/14/2014
FA-17992	VAN	COLUMBUS	11/14/2014
FA-17993	VAN	COLUMBUS	11/14/2014
FA-17994	VAN	COLUMBUS	11/14/2014
FA-17995	VAN	COLUMBUS	11/14/2014
FA-17996	VAN	COLUMBUS	11/14/2014
FA-17997	VAN	COLUMBUS	11/14/2014
FA-17998	VAN	COLUMBUS	11/14/2014
FA-17999	VAN	COLUMBUS	11/14/2014
FA-18000	VAN	COLUMBUS	11/14/2014
FA-18001	VAN	COLUMBUS	11/14/2014
FA-18002	VAN	COLUMBUS	11/14/2014
FA-18003	VAN	COLUMBUS	11/14/2014
FA-18004	VAN	COLUMBUS	11/14/2014
FA-18005	VAN	COLUMBUS	11/14/2014
FA-18006	VAN	COLUMBUS	11/14/2014
FA-18008	VAN	COLUMBUS	11/14/2014
FA-18009	VAN	COLUMBUS	11/14/2014
FA-18011	VAN	COLUMBUS	11/14/2014
FA-18017	VAN	COLUMBUS	11/14/2014
FA-18018	VAN	COLUMBUS	11/14/2014
FA-18021	VAN	COLUMBUS	11/14/2014
FA-18025	VAN	COLUMBUS	11/14/2014
FA-18027	VAN	COLUMBUS	11/14/2014
FA-18028	VAN	COLUMBUS	11/14/2014
FA-18029	VAN	COLUMBUS	11/14/2014
FA-18030	VAN	COLUMBUS	11/14/2014
FA-18032	VAN	COLUMBUS	11/14/2014
FA-18033	VAN	COLUMBUS	11/14/2014
FA-18034	VAN	COLUMBUS	11/14/2014
FA-18035	VAN	COLUMBUS	11/14/2014
FA-18036	VAN	COLUMBUS	11/14/2014
FA-18037	VAN	COLUMBUS	11/14/2014
FA-18038	VAN	COLUMBUS	11/14/2014

Navision Fixed Asset Number	Item Number	Dept Code	Acquire Date
FA-18040	VAN	COLUMBUS	11/14/2014
FA-18041	VAN	COLUMBUS	11/14/2014
FA-18042	VAN	COLUMBUS	11/14/2014
FA-18044	VAN	COLUMBUS	11/14/2014
FA-18045	VAN	COLUMBUS	11/14/2014
FA-18048	VAN	COLUMBUS	11/14/2014
FA-18049	VAN	COLUMBUS	11/14/2014
FA-18050	VAN	COLUMBUS	11/14/2014
FA-18052	VAN	COLUMBUS	11/14/2014
FA-18053	VAN	COLUMBUS	11/14/2014
FA-18055	VAN	COLUMBUS	11/14/2014
FA-18056	VAN	COLUMBUS	11/14/2014
FA-18057	VAN	COLUMBUS	11/14/2014
FA-18058	VAN	COLUMBUS	11/14/2014
FA-18059	VAN	COLUMBUS	11/14/2014
FA-18061	VAN	COLUMBUS	11/14/2014
FA-18062	VAN	COLUMBUS	11/14/2014
FA-18063	VAN	COLUMBUS	11/14/2014
FA-18064	VAN	COLUMBUS	11/14/2014
FA-18066	VAN	COLUMBUS	11/14/2014
FA-18067	VAN	COLUMBUS	11/14/2014
FA-18069	VAN	COLUMBUS	11/14/2014
FA-18071	VAN	COLUMBUS	11/14/2014
FA-18075	VAN	COLUMBUS	11/14/2014
FA-18077	VAN	COLUMBUS	11/14/2014
FA-18078	VAN	COLUMBUS	11/14/2014
FA-18081	VAN	COLUMBUS	11/14/2014
FA-18083	VAN	COLUMBUS	11/14/2014
FA-18084	VAN	COLUMBUS	11/14/2014
FA-18085	VAN	COLUMBUS	11/14/2014
FA-18086	VAN	COLUMBUS	11/14/2014
FA-18090	VAN	COLUMBUS	11/14/2014
FA-18091	VAN	COLUMBUS	11/14/2014
FA-18092	VAN	COLUMBUS	11/14/2014
FA-18093	VAN	COLUMBUS	11/14/2014
FA-18094	VAN	COLUMBUS	11/14/2014
FA-18096	VAN	COLUMBUS	11/14/2014
FA-18097	VAN	COLUMBUS	11/14/2014
FA-18098	VAN	COLUMBUS	11/14/2014
FA-18099	VAN	COLUMBUS	11/14/2014
FA-18100	VAN	COLUMBUS	11/14/2014
FA-18101	VAN	COLUMBUS	11/14/2014

Navision Fixed Asset Number	Item Number	Dept Code	Acquire Date
FA-18103	VAN	COLUMBUS	11/14/2014
FA-18106	VAN	COLUMBUS	11/14/2014
FA-18107	VAN	COLUMBUS	11/14/2014
FA-18108	VAN	COLUMBUS	11/14/2014
FA-18110	VAN	COLUMBUS	11/14/2014
FA-18112	VAN	COLUMBUS	11/14/2014
FA-18113	VAN	COLUMBUS	11/14/2014
FA-18114	VAN	COLUMBUS	11/14/2014
FA-18115	VAN	COLUMBUS	11/14/2014
FA-18116	VAN	COLUMBUS	11/14/2014
FA-18117	VAN	COLUMBUS	11/14/2014
FA-18118	VAN	COLUMBUS	11/14/2014
FA-18119	VAN	COLUMBUS	11/14/2014
FA-18120	VAN	COLUMBUS	11/14/2014
FA-18121	VAN	COLUMBUS	11/14/2014
FA-18122	VAN	COLUMBUS	11/14/2014
FA-18123	VAN	COLUMBUS	11/14/2014
FA-18124	VAN	COLUMBUS	11/14/2014
FA-18125	VAN	COLUMBUS	11/14/2014
FA-18126	VAN	COLUMBUS	11/14/2014
FA-18127	VAN	COLUMBUS	11/14/2014
FA-18129	VAN	COLUMBUS	11/14/2014
FA-18130	VAN	COLUMBUS	11/14/2014
FA-18131	VAN	COLUMBUS	11/14/2014
FA-18132	VAN	COLUMBUS	11/14/2014
FA-18133	VAN	COLUMBUS	11/14/2014
FA-18134	VAN	COLUMBUS	11/14/2014
FA-18135	VAN	COLUMBUS	11/14/2014
FA-18137	VAN	COLUMBUS	11/14/2014
FA-18138	VAN	COLUMBUS	11/14/2014
FA-18139	VAN	COLUMBUS	11/14/2014
FA-18140	VAN	COLUMBUS	11/14/2014
FA-18143	VAN	COLUMBUS	11/14/2014
FA-18145	VAN	COLUMBUS	11/14/2014
FA-18147	VAN	COLUMBUS	11/14/2014
FA-18148	VAN	COLUMBUS	11/14/2014
FA-18149	VAN	COLUMBUS	11/14/2014
FA-18150	VAN	COLUMBUS	11/14/2014
FA-18153	VAN	COLUMBUS	11/14/2014
FA-18154	VAN	COLUMBUS	11/14/2014
FA-18155	VAN	COLUMBUS	11/14/2014
FA-18156	VAN	COLUMBUS	11/14/2014

Navision Fixed Asset Number	Item Number	Dept Code	Acquire Date
FA-18157	VAN	COLUMBUS	11/14/2014
FA-18159	VAN	COLUMBUS	11/14/2014
FA-18160	VAN	COLUMBUS	11/14/2014
FA-18161	VAN	COLUMBUS	11/14/2014
FA-18162	VAN	COLUMBUS	11/14/2014
FA-18163	VAN	COLUMBUS	11/14/2014
FA-18164	VAN	COLUMBUS	11/14/2014
FA-18165	VAN	COLUMBUS	11/14/2014
FA-18166	VAN	COLUMBUS	11/14/2014
FA-18167	VAN	COLUMBUS	11/14/2014
FA-18168	VAN	COLUMBUS	11/14/2014
FA-18169	VAN	COLUMBUS	11/14/2014
FA-18170	VAN	COLUMBUS	11/14/2014
FA-18171	VAN	COLUMBUS	11/14/2014
FA-18172	VAN	COLUMBUS	11/14/2014
FA-18173	VAN	COLUMBUS	11/14/2014
FA-18174	VAN	COLUMBUS	11/14/2014
FA-18175	VAN	COLUMBUS	11/14/2014
FA-18176	VAN	COLUMBUS	11/14/2014
FA-18177	VAN	COLUMBUS	11/14/2014
FA-18178	VAN	COLUMBUS	11/14/2014
FA-18179	VAN	COLUMBUS	11/14/2014
FA-18180	VAN	CLEVELAND	11/14/2014
FA-18181	VAN	COLUMBUS	11/14/2014
FA-18182	VAN	COLUMBUS	11/14/2014
FA-18184	VAN	COLUMBUS	11/14/2014
FA-18185	VAN	COLUMBUS	11/14/2014
FA-18186	VAN	COLUMBUS	11/14/2014
FA-18187	VAN	COLUMBUS	11/14/2014
FA-18188	VAN	COLUMBUS	11/14/2014
FA-18189	VAN	COLUMBUS	11/14/2014
FA-18190	VAN	COLUMBUS	11/14/2014
FA-18191	VAN	COLUMBUS	11/14/2014
FA-18192	VAN	COLUMBUS	11/14/2014
FA-18194	VAN	COLUMBUS	11/14/2014
FA-18195	VAN	COLUMBUS	11/14/2014
FA-18196	VAN	COLUMBUS	11/14/2014
FA-18198	VAN	COLUMBUS	11/14/2014
FA-18199	VAN	COLUMBUS	11/14/2014
FA-18200	VAN	COLUMBUS	11/14/2014
FA-18201	VAN	COLUMBUS	11/14/2014
FA-18202	VAN	COLUMBUS	11/14/2014

Navision Fixed Asset Number	Item Number	Dept Code	Acquire Date
FA-18203	VAN	COLUMBUS	11/14/2014
FA-18204	VAN	COLUMBUS	11/14/2014
FA-18206	VAN	COLUMBUS	11/14/2014
FA-18207	VAN	COLUMBUS	11/14/2014
FA-18208	VAN	COLUMBUS	11/14/2014
FA-18209	VAN	COLUMBUS	11/14/2014
FA-18210	VAN	COLUMBUS	11/14/2014
FA-18211	VAN	COLUMBUS	11/14/2014
FA-18212	VAN	COLUMBUS	11/14/2014
FA-18213	VAN	COLUMBUS	11/14/2014
FA-18214	VAN	COLUMBUS	11/14/2014
FA-18215	VAN	COLUMBUS	11/14/2014
FA-18216	VAN	COLUMBUS	11/14/2014
FA-18217	VAN	COLUMBUS	11/14/2014
FA-18219	VAN	COLUMBUS	11/14/2014
FA-18220	VAN	COLUMBUS	11/14/2014
FA-18221	VAN	COLUMBUS	11/14/2014
FA-18223	VAN	COLUMBUS	11/14/2014
FA-18224	VAN	COLUMBUS	11/14/2014
FA-18226	VAN	COLUMBUS	11/14/2014
FA-18229	VAN	COLUMBUS	11/14/2014
FA-18230	VAN	TOLEDO	11/14/2014
FA-18234	VAN	COLUMBUS	11/14/2014
FA-18235	VAN	COLUMBUS	11/14/2014
FA-18236	VAN	COLUMBUS	11/14/2014
FA-18237	VAN	COLUMBUS	11/14/2014
FA-18238	VAN	CINCINNATI	11/14/2014
FA-18240	VAN	COLUMBUS	11/14/2014
FA-18241	VAN	COLUMBUS	11/14/2014
FA-18242	VAN	COLUMBUS	11/14/2014
FA-18243	VAN	COLUMBUS	11/14/2014
FA-18244	VAN	COLUMBUS	11/14/2014
FA-18247	VAN	COLUMBUS	11/14/2014
FA-18248	VAN	COLUMBUS	11/14/2014
FA-18250	VAN	COLUMBUS	11/14/2014
FA-18251	VAN	COLUMBUS	11/14/2014
FA-18252	VAN	COLUMBUS	11/14/2014
FA-18253	VAN	COLUMBUS	11/14/2014
FA-18254	VAN	COLUMBUS	11/14/2014
FA-18255	VAN	COLUMBUS	11/14/2014
FA-18256	VAN	COLUMBUS	11/14/2014
FA-18257	VAN	COLUMBUS	11/14/2014

Navision Fixed Asset Number	Item Number	Dept Code	Acquire Date
FA-18258	VAN	COLUMBUS	11/14/2014
FA-18259	VAN	COLUMBUS	11/14/2014
FA-18260	VAN	COLUMBUS	11/14/2014
FA-18261	VAN	COLUMBUS	11/14/2014
FA-18262	VAN	COLUMBUS	11/14/2014
FA-18263	VAN	COLUMBUS	11/14/2014
FA-18264	VAN	COLUMBUS	11/14/2014
FA-18265	VAN	TOLEDO	11/14/2014
FA-18266	VAN	TOLEDO	11/14/2014
FA-18267	VAN	TOLEDO	11/14/2014
FA-18268	VAN	TOLEDO	11/14/2014
FA-18269	VAN	TOLEDO	11/14/2014
FA-18270	VAN	CHARLESTON	11/14/2014
FA-18271	VAN	COLUMBUS	11/14/2014
FA-18272	VAN	COLUMBUS	11/14/2014
FA-18273	VAN	CLEVELAND	11/14/2014
FA-18275	VAN	COLUMBUS	11/14/2014
FA-18276	VAN	COLUMBUS	11/14/2014
FA-18277	VAN	CLEVELAND	11/14/2014
FA-18278	VAN	COLUMBUS	11/14/2014
FA-18279	VAN	COLUMBUS	11/14/2014
FA-18280	VAN	CLEVELAND	11/14/2014
FA-18281	VAN	COLUMBUS	11/14/2014
FA-18282	VAN	COLUMBUS	11/14/2014
FA-18283	VAN	COLUMBUS	11/14/2014
FA-18285	VAN	COLUMBUS	11/14/2014
FA-18287	VAN	COLUMBUS	11/14/2014
FA-18288	VAN	COLUMBUS	11/14/2014
FA-18289	VAN	COLUMBUS	11/14/2014
FA-18290	VAN	COLUMBUS	11/14/2014
FA-18291	VAN	COLUMBUS	11/14/2014
FA-18292	VAN	COLUMBUS	11/14/2014
FA-18295	VAN	COLUMBUS	11/14/2014
FA-18296	VAN	COLUMBUS	11/14/2014
FA-18297	VAN	COLUMBUS	11/14/2014
FA-18298	VAN	COLUMBUS	11/14/2014
FA-18299	VAN	COLUMBUS	11/14/2014
FA-18300	VAN	CLEVELAND	11/14/2014
FA-18301	VAN	COLUMBUS	11/14/2014
FA-18303	VAN	COLUMBUS	11/14/2014
FA-18304	VAN	COLUMBUS	11/14/2014
FA-18305	VAN	COLUMBUS	11/14/2014

Navision Fixed Asset Number	Item Number	Dept Code	Acquire Date
FA-18306	VAN	COLUMBUS	11/14/2014
FA-18307	VAN	COLUMBUS	11/14/2014
FA-18308	VAN	COLUMBUS	11/14/2014
FA-18309	VAN	COLUMBUS	11/14/2014
FA-18311	VAN	COLUMBUS	11/14/2014
FA-18313	VAN	COLUMBUS	11/14/2014
FA-18314	VAN	COLUMBUS	11/14/2014
FA-18315	VAN	COLUMBUS	11/14/2014
FA-18318	VAN	COLUMBUS	11/14/2014
FA-18319	VAN	COLUMBUS	11/14/2014
FA-18322	VAN	COLUMBUS	11/14/2014
FA-18323	VAN	COLUMBUS	11/14/2014
FA-18326	VAN	COLUMBUS	11/14/2014
FA-18327	VAN	COLUMBUS	11/14/2014
FA-18328	VAN	COLUMBUS	11/14/2014
FA-18329	VAN	COLUMBUS	11/14/2014
FA-18330	VAN	COLUMBUS	11/14/2014
FA-18331	VAN	COLUMBUS	11/14/2014
FA-18332	VAN	COLUMBUS	11/14/2014
FA-18333	VAN	COLUMBUS	11/14/2014
FA-18334	VAN	COLUMBUS	11/14/2014
FA-18335	VAN	COLUMBUS	11/14/2014
FA-18336	VAN	COLUMBUS	11/14/2014
FA-18337	VAN	COLUMBUS	11/14/2014
FA-18338	VAN	COLUMBUS	11/14/2014
FA-18339	VAN	COLUMBUS	11/14/2014
FA-18340	VAN	COLUMBUS	11/14/2014
FA-18341	VAN	COLUMBUS	11/14/2014
FA-18342	VAN	COLUMBUS	11/14/2014
FA-18343	VAN	COLUMBUS	11/14/2014
FA-18344	VAN	COLUMBUS	11/14/2014
FA-18345	VAN	COLUMBUS	11/14/2014
FA-18346	VAN	COLUMBUS	11/14/2014
FA-18348	VAN	CLEVELAND	11/14/2014
FA-18350	VAN	COLUMBUS	11/14/2014
FA-18351	VAN	COLUMBUS	11/14/2014
FA-18352	VAN	COLUMBUS	11/14/2014
FA-18353	VAN	COLUMBUS	11/14/2014
FA-18354	VAN	COLUMBUS	11/14/2014
FA-18355	VAN	COLUMBUS	11/14/2014
FA-18357	VAN	COLUMBUS	11/14/2014
FA-18358	VAN	COLUMBUS	11/14/2014

Navision Fixed Asset Number	Item Number	Dept Code	Acquire Date
FA-18360	VAN	COLUMBUS	11/14/2014
FA-18362	VAN	COLUMBUS	11/14/2014
FA-18363	VAN	COLUMBUS	11/14/2014
FA-18364	VAN	COLUMBUS	11/14/2014
FA-18367	VAN	COLUMBUS	11/14/2014
FA-18368	VAN	COLUMBUS	11/14/2014
FA-18369	VAN	COLUMBUS	11/14/2014
FA-18370	VAN	COLUMBUS	11/14/2014
FA-18371	VAN	COLUMBUS	11/14/2014
FA-18372	VAN	COLUMBUS	11/14/2014
FA-18373	VAN	COLUMBUS	11/14/2014
FA-18375	VAN	COLUMBUS	11/14/2014
FA-18376	VAN	COLUMBUS	11/14/2014
FA-18377	VAN	COLUMBUS	11/14/2014
FA-18378	VAN	COLUMBUS	11/14/2014
FA-18379	VAN	COLUMBUS	11/14/2014
FA-18380	VAN	COLUMBUS	11/14/2014
FA-18381	VAN	COLUMBUS	11/14/2014
FA-18382	VAN	COLUMBUS	11/14/2014
FA-18383	VAN	COLUMBUS	11/14/2014
FA-18384	VAN	COLUMBUS	11/14/2014
FA-18385	VAN	COLUMBUS	11/14/2014
FA-18386	VAN	COLUMBUS	11/14/2014
FA-18387	VAN	COLUMBUS	11/14/2014
FA-18388	VAN	COLUMBUS	11/14/2014
FA-18389	VAN	COLUMBUS	11/14/2014
FA-18390	VAN	COLUMBUS	11/14/2014
FA-18391	VAN	COLUMBUS	11/14/2014
FA-18392	VAN	COLUMBUS	11/14/2014
FA-18393	VAN	COLUMBUS	11/14/2014
FA-18394	VAN	COLUMBUS	11/14/2014
FA-18395	VAN	COLUMBUS	11/14/2014
FA-18396	VAN	COLUMBUS	11/14/2014
FA-18397	VAN	COLUMBUS	11/14/2014
FA-18398	VAN	COLUMBUS	11/14/2014
FA-18399	VAN	COLUMBUS	11/14/2014
FA-18400	VAN	COLUMBUS	11/14/2014
FA-18401	VAN	COLUMBUS	11/14/2014
FA-18402	VAN	COLUMBUS	11/14/2014
FA-18403	VAN	COLUMBUS	11/14/2014
FA-18404	VAN	COLUMBUS	11/14/2014
FA-18405	VAN	COLUMBUS	11/14/2014

Navision Fixed Asset Number	Item Number	Dept Code	Acquire Date
FA-18407	VAN	COLUMBUS	11/14/2014
FA-18408	VAN	CLEVELAND	11/14/2014
FA-18409	VAN	COLUMBUS	11/14/2014
FA-18411	VAN	COLUMBUS	11/14/2014
FA-18412	VAN	COLUMBUS	11/14/2014
FA-18413	VAN	COLUMBUS	11/14/2014
FA-18415	VAN	COLUMBUS	11/14/2014
FA-18416	VAN	CINCINNATI	11/14/2014
FA-18417	VAN	COLUMBUS	11/14/2014
FA-18418	VAN	COLUMBUS	11/14/2014
FA-18419	VAN	CLEVELAND	11/14/2014
FA-18420	VAN	COLUMBUS	11/14/2014
FA-18421	VAN	COLUMBUS	11/14/2014
FA-18423	VAN	COLUMBUS	11/14/2014
FA-18424	VAN	COLUMBUS	11/14/2014
FA-18428	VAN	COLUMBUS	11/14/2014
FA-18431	VAN	COLUMBUS	11/14/2014
FA-18432	VAN	COLUMBUS	11/14/2014
FA-18433	VAN	COLUMBUS	11/14/2014
FA-18434	VAN	COLUMBUS	11/14/2014
FA-18435	VAN	COLUMBUS	11/14/2014
FA-18436	VAN	COLUMBUS	11/14/2014
FA-18437	VAN	COLUMBUS	11/14/2014
FA-18438	VAN	COLUMBUS	11/14/2014
FA-18439	VAN	COLUMBUS	11/14/2014
FA-18440	VAN	COLUMBUS	11/14/2014
FA-18441	VAN	COLUMBUS	11/14/2014
FA-18443	VAN	COLUMBUS	11/14/2014
FA-18444	VAN	COLUMBUS	11/14/2014
FA-18445	VAN	COLUMBUS	11/14/2014
FA-18446	VAN	COLUMBUS	11/14/2014
FA-18447	VAN	COLUMBUS	11/14/2014
FA-18448	VAN	COLUMBUS	11/14/2014
FA-18450	VAN	COLUMBUS	11/14/2014
FA-18451	VAN	COLUMBUS	11/14/2014
FA-18452	VAN	COLUMBUS	11/14/2014
FA-18453	VAN	COLUMBUS	11/14/2014
FA-18454	VAN	COLUMBUS	11/14/2014
FA-18455	VAN	COLUMBUS	11/14/2014
FA-18456	VAN	COLUMBUS	11/14/2014
FA-18457	VAN	COLUMBUS	11/14/2014
FA-18458	VAN	COLUMBUS	11/14/2014

Navision Fixed Asset Number	Item Number	Dept Code	Acquire Date
FA-18459	VAN	COLUMBUS	11/14/2014
FA-18460	VAN	COLUMBUS	11/14/2014
FA-18461	VAN	COLUMBUS	11/14/2014
FA-18462	VAN	COLUMBUS	11/14/2014
FA-18463	VAN	COLUMBUS	11/14/2014
FA-18465	VAN	COLUMBUS	11/14/2014
FA-18466	VAN	COLUMBUS	11/14/2014
FA-18467	VAN	COLUMBUS	11/14/2014
FA-18469	VAN	COLUMBUS	11/14/2014
FA-18470	VAN	COLUMBUS	11/14/2014
FA-18471	VAN	COLUMBUS	11/14/2014
FA-18473	VAN	COLUMBUS	11/14/2014
FA-18474	VAN	COLUMBUS	11/14/2014
FA-18475	VAN	COLUMBUS	11/14/2014
FA-18476	VAN	COLUMBUS	11/14/2014
FA-18479	VAN	COLUMBUS	11/14/2014
FA-18480	VAN	COLUMBUS	11/14/2014
FA-18482	VAN	COLUMBUS	11/14/2014
FA-18483	VAN	COLUMBUS	11/14/2014
FA-18486	VAN	COLUMBUS	11/14/2014
FA-18487	VAN	COLUMBUS	11/14/2014
FA-18488	VAN	COLUMBUS	11/14/2014
FA-18489	VAN	COLUMBUS	11/14/2014
FA-18490	VAN	COLUMBUS	11/14/2014
FA-18491	VAN	COLUMBUS	11/14/2014
FA-18492	VAN	CLEVELAND	11/14/2014
FA-18493	VAN	COLUMBUS	11/14/2014
FA-18495	VAN	COLUMBUS	11/14/2014
FA-18496	VAN	COLUMBUS	11/14/2014
FA-18497	VAN	CLEVELAND	11/14/2014
FA-18498	VAN	COLUMBUS	11/14/2014
FA-18499	VAN	COLUMBUS	11/14/2014
FA-18500	VAN	COLUMBUS	11/14/2014
FA-18501	VAN	CINCINNATI	11/14/2014
FA-18502	VAN	COLUMBUS	11/14/2014
FA-18503	VAN	COLUMBUS	11/14/2014
FA-18504	VAN	CLEVELAND	11/14/2014
FA-18505	VAN	COLUMBUS	11/14/2014
FA-18506	VAN	COLUMBUS	11/14/2014
FA-18507	VAN	CLEVELAND	11/14/2014
FA-18508	VAN	COLUMBUS	11/14/2014
FA-18510	VAN	COLUMBUS	11/14/2014

Navision Fixed Asset Number	Item Number	Dept Code	Acquire Date
FA-18511	VAN	COLUMBUS	11/14/2014
FA-18512	VAN	COLUMBUS	11/14/2014
FA-18514	VAN	COLUMBUS	11/14/2014
FA-18515	VAN	COLUMBUS	11/14/2014
FA-18517	VAN	COLUMBUS	11/14/2014
FA-18518	VAN	COLUMBUS	11/14/2014
FA-18519	VAN	COLUMBUS	11/14/2014
FA-18520	VAN	COLUMBUS	11/14/2014
FA-18523	VAN	COLUMBUS	11/14/2014
FA-18524	VAN	CLEVELAND	11/14/2014
FA-18525	VAN	COLUMBUS	11/14/2014
FA-18526	VAN	COLUMBUS	11/14/2014
FA-18527	VAN	COLUMBUS	11/14/2014
FA-18529	VAN	COLUMBUS	11/14/2014
FA-18530	VAN	COLUMBUS	11/14/2014
FA-18532	VAN	COLUMBUS	11/14/2014
FA-18533	VAN	COLUMBUS	11/14/2014
FA-18534	VAN	COLUMBUS	11/14/2014
FA-18535	VAN	COLUMBUS	11/14/2014
FA-18536	VAN	COLUMBUS	11/14/2014
FA-18538	VAN	COLUMBUS	11/14/2014
FA-18539	VAN	CLEVELAND	11/14/2014
FA-18541	VAN	CLEVELAND	11/14/2014
FA-18542	VAN	COLUMBUS	11/14/2014
FA-18543	VAN	COLUMBUS	11/14/2014
FA-18544	VAN	COLUMBUS	11/14/2014
FA-18545	VAN	COLUMBUS	11/14/2014
FA-18546	VAN	CLEVELAND	11/14/2014
FA-18547	VAN	COLUMBUS	11/14/2014
FA-18549	VAN	COLUMBUS	11/14/2014
FA-18550	VAN	COLUMBUS	11/14/2014
FA-18551	VAN	COLUMBUS	11/14/2014
FA-18552	VAN	CLEVELAND	11/14/2014
FA-18553	VAN	COLUMBUS	11/14/2014
FA-18554	VAN	COLUMBUS	11/14/2014
FA-18555	VAN	COLUMBUS	11/14/2014
FA-18557	VAN	CLEVELAND	11/14/2014
FA-18559	VAN	COLUMBUS	11/14/2014
FA-18560	VAN	COLUMBUS	11/14/2014
FA-18561	VAN	COLUMBUS	11/14/2014
FA-18562	VAN	COLUMBUS	11/14/2014
FA-18563	VAN	COLUMBUS	11/14/2014

Navision Fixed Asset Number	Item Number	Dept Code	Acquire Date
FA-18564	VAN	CLEVELAND	11/14/2014
FA-18565	VAN	COLUMBUS	11/14/2014
FA-18566	VAN	COLUMBUS	11/14/2014
FA-18567	VAN	COLUMBUS	11/14/2014
FA-18568	VAN	COLUMBUS	11/14/2014
FA-18569	VAN	COLUMBUS	11/14/2014
FA-18570	VAN	COLUMBUS	11/14/2014
FA-18571	VAN	COLUMBUS	11/14/2014
FA-18572	VAN	COLUMBUS	11/14/2014
FA-18573	VAN	CINCINNATI	11/14/2014
FA-18574	VAN	CLEVELAND	11/14/2014
FA-18576	VAN	COLUMBUS	11/14/2014
FA-18577	VAN	COLUMBUS	11/14/2014
FA-18579	VAN	COLUMBUS	11/14/2014
FA-18580	VAN	COLUMBUS	11/14/2014
FA-18581	VAN	CLEVELAND	11/14/2014
FA-18582	VAN	COLUMBUS	11/14/2014
FA-18583	VAN	COLUMBUS	11/14/2014
FA-18584	VAN	CLEVELAND	11/14/2014
FA-18586	VAN	COLUMBUS	11/14/2014
FA-18587	VAN	COLUMBUS	11/14/2014
FA-18588	VAN	COLUMBUS	11/14/2014
FA-18589	VAN	COLUMBUS	11/14/2014
FA-18590	VAN	CINCINNATI	11/14/2014
FA-18591	VAN	COLUMBUS	11/14/2014
FA-18592	VAN	COLUMBUS	11/14/2014
FA-18593	VAN	COLUMBUS	11/14/2014
FA-18594	VAN	COLUMBUS	11/14/2014
FA-18595	VAN	COLUMBUS	11/14/2014
FA-18596	VAN	COLUMBUS	11/14/2014
FA-18597	VAN	COLUMBUS	11/14/2014
FA-18598	VAN	COLUMBUS	11/14/2014
FA-18599	VAN	COLUMBUS	11/14/2014
FA-18602	VAN	COLUMBUS	11/14/2014
FA-18603	VAN	COLUMBUS	11/14/2014
FA-18604	VAN	COLUMBUS	11/14/2014
FA-18605	VAN	COLUMBUS	11/14/2014
FA-18606	VAN	COLUMBUS	11/14/2014
FA-18607	VAN	COLUMBUS	11/14/2014
FA-18610	VAN	COLUMBUS	11/14/2014
FA-18611	VAN	COLUMBUS	11/14/2014
FA-18612	VAN	COLUMBUS	11/14/2014

Navision Fixed Asset Number	Item Number	Dept Code	Acquire Date
FA-18613	VAN	COLUMBUS	11/14/2014
FA-18615	VAN	COLUMBUS	11/14/2014
FA-18617	VAN	COLUMBUS	11/14/2014
FA-18618	VAN	COLUMBUS	11/14/2014
FA-18619	VAN	CLEVELAND	11/14/2014
FA-18620	VAN	COLUMBUS	11/14/2014
FA-18622	VAN	COLUMBUS	11/14/2014
FA-18623	VAN	COLUMBUS	11/14/2014
FA-18624	VAN	COLUMBUS	11/14/2014
FA-18625	VAN	COLUMBUS	11/14/2014
FA-18626	VAN	COLUMBUS	11/14/2014
FA-18627	VAN	COLUMBUS	11/14/2014
FA-20694	VAN	SPRINGFLD	2/20/2015
FA-20695	VAN	SPRINGFLD	2/20/2015
FA-20696	VAN	ST. LOUIS	2/20/2015
FA-20699	VAN	SPRINGFLD	2/20/2015
FA-20701	VAN	SPRINGFLD	2/20/2015
FA-20702	VAN	ST. LOUIS	2/20/2015
FA-20703	VAN	ST. LOUIS	2/20/2015
FA-20706	VAN	SPRINGFLD	2/20/2015
FA-20707	VAN	ST. LOUIS	2/20/2015
FA-20708	VAN	ST. LOUIS	2/20/2015
FA-20715	VAN	ST. LOUIS	2/20/2015
FA-20716	VAN	ST. LOUIS	2/20/2015
FA-20719	VAN	SPRINGFLD	2/20/2015
FA-20722	VAN	ST. LOUIS	2/20/2015
FA-20725	VAN	ST. LOUIS	2/20/2015
FA-20727	VAN	ST. LOUIS	2/20/2015
FA-20728	VAN	ST. LOUIS	2/20/2015
FA-20733	VAN	SPRINGFLD	2/20/2015
FA-20736	VAN	ST. LOUIS	2/20/2015
FA-20740	VAN	KANSAS CIT	2/20/2015
FA-20753	VAN	ST. LOUIS	2/20/2015
FA-20756	VAN	ST. LOUIS	2/20/2015
FA-20760	VAN	ST. LOUIS	2/20/2015
FA-21084	VAN	ST. LOUIS	2/20/2015
FA-21099	VAN	SPRINGFLD	2/20/2015
FA-21100	VAN	SPRINGFLD	2/20/2015
FA-25073	VAN	SPRINGFLD	8/28/2015
FA-25079	VAN	SPRINGFLD	8/28/2015
FA-25080	VAN	SPRINGFLD	8/28/2015
FA-25082	VAN	SPRINGFLD	8/28/2015

Navision Fixed Asset Number	Item Number	Dept Code	Acquire Date
FA-25083	VAN	ST. LOUIS	8/28/2015
FA-25084	VAN	SPRINGFLD	8/28/2015
FA-25085	VAN	SPRINGFLD	8/28/2015
FA-25087	VAN	SPRINGFLD	8/28/2015
FA-25089	VAN	SPRINGFLD	8/28/2015
FA-25090	VAN	SPRINGFLD	8/28/2015
FA-25092	VAN	SPRINGFLD	8/28/2015
FA-25094	VAN	SPRINGFLD	8/28/2015
FA-25095	VAN	SPRINGFLD	8/28/2015
FA-25096	VAN	SPRINGFLD	8/28/2015
FA-25098	VAN	SPRINGFLD	8/28/2015
FA-25100	VAN	SPRINGFLD	8/28/2015
FA-25101	VAN	SPRINGFLD	8/28/2015
FA-25103	VAN	SPRINGFLD	8/28/2015
FA-25104	VAN	SPRINGFLD	8/28/2015
FA-25107	VAN	SPRINGFLD	8/28/2015
FA-25111	VAN	SPRINGFLD	8/28/2015
FA-25113	VAN	SPRINGFLD	8/28/2015
FA-25115	VAN	SPRINGFLD	8/28/2015
FA-25119	VAN	SPRINGFLD	8/28/2015
FA-25121	VAN	ST. LOUIS	8/28/2015
FA-25122	VAN	SPRINGFLD	8/28/2015
FA-25125	VAN	SPRINGFLD	8/28/2015
FA-25126	VAN	SPRINGFLD	8/28/2015
FA-25127	VAN	SPRINGFLD	8/28/2015
FA-25128	VAN	SPRINGFLD	8/28/2015
FA-25130	VAN	SPRINGFLD	8/28/2015
FA-25133	VAN	SPRINGFLD	8/28/2015
FA-25134	VAN	SPRINGFLD	8/28/2015
FA-25141	VAN	SPRINGFLD	8/28/2015
FA-25145	VAN	SPRINGFLD	8/28/2015
FA-25146	VAN	SPRINGFLD	8/28/2015
FA-25148	VAN	SPRINGFLD	8/28/2015
FA-25149	VAN	SPRINGFLD	8/28/2015
FA-25154	VAN	SPRINGFLD	8/28/2015
FA-25155	VAN	SPRINGFLD	8/28/2015
FA-25157	VAN	SPRINGFLD	8/28/2015
FA-25158	VAN	SPRINGFLD	8/28/2015
FA-25159	VAN	SPRINGFLD	8/28/2015
FA-25161	VAN	SPRINGFLD	8/28/2015
FA-25162	VAN	SPRINGFLD	8/28/2015
FA-25166	VAN	SPRINGFLD	8/28/2015

Navision Fixed Asset Number	Item Number	Dept Code	Acquire Date
FA-25167	VAN	SPRINGFLD	8/28/2015
FA-25169	VAN	SPRINGFLD	8/28/2015
FA-25170	VAN	ST. LOUIS	8/28/2015
FA-25171	VAN	SPRINGFLD	8/28/2015
FA-25172	VAN	SPRINGFLD	8/28/2015
FA-25173	VAN	SPRINGFLD	8/28/2015
FA-25175	VAN	SPRINGFLD	8/28/2015
FA-25176	VAN	SPRINGFLD	8/28/2015
FA-25178	VAN	SPRINGFLD	8/28/2015
FA-25180	VAN	SPRINGFLD	8/28/2015
FA-25183	VAN	SPRINGFLD	8/28/2015
FA-25184	VAN	SPRINGFLD	8/28/2015
FA-25186	VAN	SPRINGFLD	8/28/2015
FA-25187	VAN	SPRINGFLD	8/28/2015
FA-25190	VAN	SPRINGFLD	8/28/2015
FA-25192	VAN	SPRINGFLD	8/28/2015
FA-25197	VAN	SPRINGFLD	8/28/2015
FA-25199	VAN	SPRINGFLD	8/28/2015
FA-25200	VAN	SPRINGFLD	8/28/2015
FA-25201	VAN	SPRINGFLD	8/28/2015
FA-25202	VAN	SPRINGFLD	8/28/2015
FA-25205	VAN	SPRINGFLD	8/28/2015
FA-25208	VAN	SPRINGFLD	8/28/2015
FA-25210	VAN	SPRINGFLD	8/28/2015
FA-25212	VAN	SPRINGFLD	8/28/2015
FA-25213	VAN	ST. LOUIS	8/28/2015
FA-25214	VAN	SPRINGFLD	8/28/2015
FA-25215	VAN	SPRINGFLD	8/28/2015
FA-25216	VAN	SPRINGFLD	8/28/2015
FA-25218	VAN	SPRINGFLD	8/28/2015
FA-25219	VAN	SPRINGFLD	8/28/2015
FA-25220	VAN	SPRINGFLD	8/28/2015
FA-25224	VAN	SPRINGFLD	8/28/2015
FA-25225	VAN	ST. LOUIS	8/28/2015
FA-25226	VAN	SPRINGFLD	8/28/2015
FA-25227	VAN	SPRINGFLD	8/28/2015
FA-25228	VAN	SPRINGFLD	8/28/2015
FA-25230	VAN	SPRINGFLD	8/28/2015
FA-25231	VAN	SPRINGFLD	8/28/2015
FA-25232	VAN	SPRINGFLD	8/28/2015
FA-25234	VAN	SPRINGFLD	8/28/2015
FA-25236	VAN	ST. LOUIS	8/28/2015

Navision Fixed Asset Number	Item Number	Dept Code	Acquire Date
FA-25238	VAN	SPRINGFLD	8/28/2015
FA-25240	VAN	SPRINGFLD	8/28/2015
FA-25241	VAN	SPRINGFLD	8/28/2015
FA-25245	VAN	SPRINGFLD	8/28/2015
FA-25246	VAN	ST. LOUIS	8/28/2015
FA-25247	VAN	SPRINGFLD	8/28/2015
FA-25249	VAN	SPRINGFLD	8/28/2015
FA-25250	VAN	SPRINGFLD	8/28/2015
FA-25251	VAN	SPRINGFLD	8/28/2015
FA-25252	VAN	SPRINGFLD	8/28/2015
FA-25254	VAN	SPRINGFLD	8/28/2015
FA-25257	VAN	SPRINGFLD	8/28/2015
FA-25261	VAN	SPRINGFLD	8/28/2015
FA-25262	VAN	ST. LOUIS	8/28/2015
FA-25263	VAN	SPRINGFLD	8/28/2015
FA-25264	VAN	SPRINGFLD	8/28/2015
FA-25266	VAN	ST. LOUIS	8/28/2015
FA-25269	VAN	ST. LOUIS	8/28/2015
FA-25271	VAN	SPRINGFLD	8/28/2015
FA-25272	VAN	SPRINGFLD	8/28/2015
FA-25273	VAN	SPRINGFLD	8/28/2015
FA-25274	VAN	SPRINGFLD	8/28/2015
FA-25275	VAN	SPRINGFLD	8/28/2015
FA-25276	VAN	SPRINGFLD	8/28/2015
FA-25279	VAN	SPRINGFLD	8/28/2015
FA-25282	VAN	SPRINGFLD	8/28/2015
FA-25284	VAN	ST. LOUIS	8/28/2015
FA-25285	VAN	SPRINGFLD	8/28/2015
FA-25286	VAN	SPRINGFLD	8/28/2015
FA-25287	VAN	SPRINGFLD	8/28/2015
FA-25291	VAN	SPRINGFLD	8/28/2015
FA-25292	VAN	SPRINGFLD	8/28/2015
FA-25297	VAN	SPRINGFLD	8/28/2015
FA-25298	VAN	SPRINGFLD	8/28/2015
FA-25301	VAN	SPRINGFLD	8/28/2015
FA-25306	VAN	SPRINGFLD	8/28/2015
FA-25307	VAN	SPRINGFLD	8/28/2015
FA-25308	VAN	ST. LOUIS	8/28/2015
FA-25309	VAN	SPRINGFLD	8/28/2015
FA-25310	VAN	SPRINGFLD	8/28/2015
FA-25311	VAN	SPRINGFLD	8/28/2015
FA-25315	VAN	SPRINGFLD	8/28/2015

Navision Fixed Asset Number	Item Number	Dept Code	Acquire Date
FA-25319	VAN	SPRINGFLD	8/28/2015
FA-25321	VAN	SPRINGFLD	8/28/2015
FA-25323	VAN	ST. LOUIS	8/28/2015
FA-25324	VAN	SPRINGFLD	8/28/2015
FA-25325	VAN	SPRINGFLD	8/28/2015
FA-25327	VAN	ST. LOUIS	8/28/2015
FA-25331	VAN	SPRINGFLD	8/28/2015
FA-25332	VAN	SPRINGFLD	8/28/2015
FA-25335	VAN	SPRINGFLD	8/28/2015
FA-25336	VAN	SPRINGFLD	8/28/2015
FA-25338	VAN	SPRINGFLD	8/28/2015
FA-25341	VAN	SPRINGFLD	8/28/2015
FA-25342	VAN	SPRINGFLD	8/28/2015
FA-25344	VAN	SPRINGFLD	8/28/2015
FA-25346	VAN	SPRINGFLD	8/28/2015
FA-26824	40' CHASSIS	SEATTLE	10/16/2015
FA-26865	40' CHASSIS	SEATTLE	10/16/2015
FA-27153	40' CHASSIS	SEATTLE	10/16/2015
FA-27357	40' CHASSIS	SEATTLE	10/16/2015
FA-27368	40' CHASSIS	SEATTLE	10/16/2015
FA-27495	40' CHASSIS	SEATTLE	10/16/2015
FA-27496	20' CHASSIS	SEATTLE	10/16/2015
FA-27497	20' CHASSIS	SEATTLE	10/16/2015
FA-27754	40' CHASSIS	SEATTLE	10/16/2015
FA-27755	40' CHASSIS	PORTLAND	10/16/2015
FA-28040	40' CHASSIS	SEATTLE	10/16/2015
FA-28118	40' CHASSIS	SEATTLE	10/16/2015
FA-28167	40' CHASSIS	SEATTLE	10/16/2015
FA-28173	40' CHASSIS	SEATTLE	10/16/2015
FA-28184	40' CHASSIS	SEATTLE	10/16/2015
FA-28186	40' CHASSIS	SEATTLE	10/16/2015
FA-28187	40' CHASSIS	SEATTLE	10/16/2015
FA-28189	40' CHASSIS	SEATTLE	10/16/2015
FA-28190	40' CHASSIS	PORTLAND	10/16/2015
FA-28193	40' CHASSIS	SEATTLE	10/16/2015
FA-28198	40' CHASSIS	SEATTLE	10/16/2015
FA-28199	40' CHASSIS	SEATTLE	10/16/2015
FA-28200	40' CHASSIS	SEATTLE	10/16/2015
FA-28202	40' CHASSIS	SEATTLE	10/16/2015
FA-28275	40' CHASSIS	SEATTLE	10/16/2015
FA-28276	20' CHASSIS	SEATTLE	10/16/2015
FA-28322	40' CHASSIS	SEATTLE	10/16/2015

Navision Fixed Asset Number	Item Number	Dept Code	Acquire Date
FA-28439	40' CHASSIS	SEATTLE	10/16/2015
FA-28445	40' CHASSIS	SEATTLE	10/16/2015
FA-28448	40' CHASSIS	SEATTLE	10/16/2015
FA-28450	40' CHASSIS	SEATTLE	10/16/2015
FA-28452	40' CHASSIS	SEATTLE	10/16/2015
FA-28453	20' CHASSIS	SEATTLE	10/16/2015
FA-28454	40' CHASSIS	SEATTLE	10/16/2015
FA-28458	40' CHASSIS	SEATTLE	10/16/2015
FA-28459	40' CHASSIS	SEATTLE	10/16/2015
FA-28461	40' CHASSIS	SEATTLE	10/16/2015
FA-28465	40' CHASSIS	SEATTLE	10/16/2015
FA-34160	CHASSIS	BOSTON	4/4/2016
FA-34190	VAN	BOSTON	4/4/2016
FA-34200	VAN	BOSTON	4/4/2016
FA-34247	VAN	BOSTON	4/4/2016
FA-34253	VAN	BOSTON	4/4/2016
FA-34255	VAN	BOSTON	4/4/2016
FA-34256	VAN	BOSTON	4/4/2016
FA-34259	VAN	BOSTON	4/4/2016
FA-34272	VAN	BOSTON	4/4/2016
FA-34277	VAN	BOSTON	4/4/2016
FA-34286	VAN	BOSTON	4/4/2016
FA-34287	VAN	BOSTON	4/4/2016
FA-34292	VAN	BOSTON	4/4/2016
FA-34296	VAN	BOSTON	4/4/2016
FA-34297	VAN	BOSTON	4/4/2016
FA-34298	VAN	BOSTON	4/4/2016
FA-34299	VAN	BOSTON	4/4/2016
FA-34300	VAN	BOSTON	4/4/2016
FA-34303	VAN	BOSTON	4/4/2016
FA-34306	VAN	BOSTON	4/4/2016
FA-34310	VAN	BOSTON	4/4/2016
FA-34311	VAN	BOSTON	4/4/2016
FA-34315	VAN	BOSTON	4/4/2016
FA-34317	VAN	BOSTON	4/4/2016
FA-34327	VAN	BOSTON	4/4/2016
FA-34328	VAN	BOSTON	4/4/2016
FA-34329	VAN	BOSTON	4/4/2016
FA-34333	VAN	BOSTON	4/4/2016
FA-34339	VAN	BOSTON	4/4/2016
FA-34340	VAN	BOSTON	4/4/2016
FA-34342	VAN	BOSTON	4/4/2016

Navision Fixed Asset Number	Item Number	Dept Code	Acquire Date
FA-34343	VAN	BOSTON	4/4/2016
FA-34345	VAN	BOSTON	4/4/2016
FA-34346	VAN	BOSTON	4/4/2016
FA-34347	VAN	BOSTON	4/4/2016
FA-34348	VAN	BOSTON	4/4/2016
FA-34349	VAN	BOSTON	4/4/2016
FA-34350	VAN	BOSTON	4/4/2016
FA-34352	VAN	BOSTON	4/4/2016
FA-34353	VAN	BOSTON	4/4/2016
FA-34355	VAN	BOSTON	4/4/2016
FA-34359	VAN	BOSTON	4/4/2016
FA-34360	VAN	BOSTON	4/4/2016
FA-34371	VAN	BOSTON	4/4/2016
FA-34372	VAN	BOSTON	4/4/2016
FA-34382	VAN	BOSTON	4/4/2016
FA-34383	VAN	BOSTON	4/4/2016
FA-34387	VAN	BOSTON	4/4/2016
FA-34388	VAN	BOSTON	4/4/2016
FA-34396	VAN	BOSTON	4/4/2016
FA-34401	VAN	BOSTON	4/4/2016
FA-34407	VAN	BOSTON	4/4/2016
FA-34420	VAN	BOSTON	4/4/2016
FA-34427	VAN	BOSTON	4/4/2016
FA-34428	VAN	BOSTON	4/4/2016
FA-34429	VAN	BOSTON	4/4/2016
FA-34436	VAN	BOSTON	4/4/2016
FA-34437	VAN	BOSTON	4/4/2016
FA-34441	VAN	BOSTON	4/4/2016
FA-34464	VAN	BOSTON	4/4/2016
FA-34486	VAN	BOSTON	4/4/2016
FA-34487	VAN	BOSTON	4/4/2016
FA-34488	VAN	BOSTON	4/4/2016
FA-34489	VAN	BOSTON	4/4/2016
FA-35879	FAST	LA-CHINO	5/23/2016
FA-35880	FAST	LA-CHINO	5/23/2016
FA-35881	FAST	LA-CHINO	5/23/2016
FA-35882	12 X 60	LA-CHINO	5/23/2016
FA-35883	12 X 60	LA-CHINO	5/23/2016
FA-35884	12 X 60	LA-CHINO	5/23/2016
FA-35886	FAST	LA-CHINO	5/23/2016
FA-35887	12 X 60	LA-CHINO	5/23/2016
FA-39356	24 X	LAS VEGAS	9/13/2016

Navision Fixed Asset Number	Item Number	Dept Code	Acquire Date
FA-39357	24 X	LAS VEGAS	9/13/2016
FA-40183	24 X	LAS VEGAS	10/10/2016
FA-40379	CHASSIS	SEATTLE	11/9/2016
FA-40380	40' CHASSIS	SEATTLE	11/9/2016
FA-40382	40' CHASSIS	SEATTLE	11/9/2016
FA-41282	24 X	LAS VEGAS	11/10/2016
FA-42330	40' CHASSIS	SEATTLE	12/30/2016
FA-42331	40' CHASSIS	SEATTLE	12/30/2016
FA-42333	40' CHASSIS	SEATTLE	12/30/2016
FA-42334	40' CHASSIS	SEATTLE	12/30/2016
FA-42335	40' CHASSIS	SEATTLE	12/30/2016
FA-42337	40' CHASSIS	SEATTLE	12/30/2016
FA-42338	40' CHASSIS	SEATTLE	12/30/2016
FA-42339	40' CHASSIS	SEATTLE	12/30/2016
FA-42376	20' CHASSIS	SEATTLE	1/23/2017
FA-42377	20' CHASSIS	SEATTLE	1/23/2017
FA-42378	20' CHASSIS	SEATTLE	1/23/2017
FA-42380	20' CHASSIS	SEATTLE	1/23/2017
FA-42728	20' CHASSIS	YAKIMA	1/27/2017
FA-42729	20' CHASSIS	SEATTLE	1/27/2017
FA-42730	20' CHASSIS	SEATTLE	1/27/2017
FA-42731	20' CHASSIS	SEATTLE	1/27/2017
FA-42734	20' CHASSIS	SEATTLE	1/27/2017
FA-43104	12 X 48	LA-CHINO	2/8/2017
FA-43105	12 X 48	LA-CHINO	2/8/2017
FA-43544	40' CHASSIS	SEATTLE	2/27/2017
FA-43546	40' CHASSIS	SEATTLE	2/27/2017
FA-43547	40' CHASSIS	SEATTLE	2/27/2017
FA-43783	20' CHASSIS	SEATTLE	2/27/2017
FA-43784	20' CHASSIS	SEATTLE	2/27/2017
FA-43785	20' CHASSIS	SEATTLE	2/27/2017
FA-43786	20' CHASSIS	SEATTLE	2/27/2017
FA-43793	20' CHASSIS	SEATTLE	2/27/2017
FA-46241	VAN	PADUCAH	5/31/2017
FA-47388	VAN	BOSTON	6/29/2017
FA-48750	40' CHASSIS	PORTLAND	8/9/2017
FA-48754	40' CHASSIS	SEATTLE	8/14/2017
FA-48756	40' CHASSIS	SEATTLE	8/14/2017
FA-48758	40' CHASSIS	SEATTLE	8/14/2017
FA-53838	12 X 48	DENVER	10/31/2017
FA-53839	12 X 60	DENVER	10/31/2017
FA-55546	8 X 24	LAFAYETTE	12/1/2017

Navision Fixed Asset Number	Item Number	Dept Code	Acquire Date
FA-55552	10 X 36	LAFAYETTE	12/1/2017
FA-55563	12 X 60	HOUMA	12/1/2017
FA-55564	10 X 40	LAFAYETTE	12/1/2017
FA-55570	10 X 40	HOUMA	12/1/2017
FA-55625	12 X 60	HOUSTON	12/1/2017
FA-55632	12 X 48	LAFAYETTE	12/1/2017
FA-55712	24 X	LAFAYETTE	12/1/2017
FA-55722	12 X 48	HOUMA	12/1/2017
FA-56553	VAN	LAFAYETTE	12/1/2017
FA-57456	24 X	DENVER	12/13/2017
FA-60746	VAN	LOUISVILLE	4/6/2018
FA-60747	VAN	LOUISVILLE	4/6/2018
FA-60748	VAN	LOUISVILLE	4/6/2018
FA-60749	VAN	PADUCAH	4/6/2018
FA-60750	VAN	LOUISVILLE	4/6/2018
FA-60751	VAN	LOUISVILLE	4/6/2018
FA-60752	VAN	LOUISVILLE	4/6/2018
FA-60754	VAN	LOUISVILLE	4/6/2018
FA-60756	VAN	LOUISVILLE	4/6/2018
FA-60757	VAN	PADUCAH	4/6/2018
FA-60759	VAN	LOUISVILLE	4/6/2018
FA-60760	VAN	LOUISVILLE	4/6/2018
FA-60761	VAN	LOUISVILLE	4/6/2018
FA-60763	VAN	LOUISVILLE	4/6/2018
FA-60766	VAN	PADUCAH	4/6/2018
FA-60767	VAN	PADUCAH	4/6/2018
FA-60768	VAN	PADUCAH	4/6/2018
FA-60771	VAN	PADUCAH	4/6/2018
FA-60775	VAN	LOUISVILLE	4/6/2018
FA-60776	VAN	PADUCAH	4/6/2018
FA-60779	VAN	PADUCAH	4/6/2018
FA-60780	VAN	LOUISVILLE	4/6/2018
FA-60781	VAN	PADUCAH	4/6/2018
FA-60782	VAN	LOUISVILLE	4/6/2018
FA-60783	VAN	LOUISVILLE	4/6/2018
FA-60789	VAN	LOUISVILLE	4/6/2018
FA-60791	VAN	LOUISVILLE	4/6/2018
FA-60793	VAN	LOUISVILLE	4/6/2018
FA-60799	VAN	PADUCAH	4/6/2018
FA-60800	VAN	LOUISVILLE	4/6/2018
FA-60801	VAN	LOUISVILLE	4/6/2018
FA-60802	VAN	PADUCAH	4/6/2018

Navision Fixed Asset Number	Item Number	Dept Code	Acquire Date
FA-60804	VAN	LOUISVILLE	4/6/2018
FA-60805	VAN	PADUCAH	4/6/2018
FA-60808	VAN	LOUISVILLE	4/6/2018
FA-60809	VAN	LOUISVILLE	4/6/2018
FA-60810	VAN	LOUISVILLE	4/6/2018
FA-60811	VAN	LOUISVILLE	4/6/2018
FA-60812	VAN	LOUISVILLE	4/6/2018
FA-60813	VAN	NASHVILLE	4/6/2018
FA-60814	VAN	PADUCAH	4/6/2018
FA-60817	VAN	PADUCAH	4/6/2018
FA-60818	VAN	LOUISVILLE	4/6/2018
FA-60819	VAN	PADUCAH	4/6/2018
FA-60823	VAN	LOUISVILLE	4/6/2018
FA-60825	VAN	LOUISVILLE	4/6/2018
FA-60828	VAN	LOUISVILLE	4/6/2018
FA-60830	VAN	LOUISVILLE	4/6/2018
FA-60832	VAN	LOUISVILLE	4/6/2018
FA-60859	VAN	PADUCAH	4/6/2018
FA-60866	VAN	LOUISVILLE	4/6/2018
FA-60867	VAN	LOUISVILLE	4/6/2018
FA-60872	VAN	LOUISVILLE	4/6/2018
FA-60885	VAN	LOUISVILLE	4/6/2018
FA-60887	VAN	LOUISVILLE	4/6/2018
FA-60888	VAN	NASHVILLE	4/6/2018
FA-60896	VAN	LOUISVILLE	4/6/2018
FA-60898	VAN	LOUISVILLE	4/6/2018
FA-60900	VAN	LOUISVILLE	4/6/2018
FA-60901	VAN	LOUISVILLE	4/6/2018
FA-60904	VAN	PADUCAH	4/6/2018
FA-60905	VAN	LOUISVILLE	4/6/2018
FA-60908	VAN	PADUCAH	4/6/2018
FA-60909	VAN	LOUISVILLE	4/6/2018
FA-60910	VAN	LOUISVILLE	4/6/2018
FA-60922	VAN	LOUISVILLE	4/6/2018
FA-70888	24 X	SALT LAKE	1/11/2019
FA-78383	24 X	DENVER	2/5/2019
FA-78524	60 X	DALLAS	2/5/2019
FA-78605	60 X	PHOENIX	2/6/2019
FA-78712	24 X	CINCINNATI	2/8/2019
FA-78741	24 X	LAS VEGAS	2/27/2019
FA-78742	60 X	LAS VEGAS	2/27/2019
FA-79129	24 X	PITTSBURGH	3/5/2019

Navision Fixed Asset Number	Item Number	Dept Code	Acquire Date
FA-79357	24 X	PITTSBURGH	3/18/2019
FA-79470	24 X	CORP	3/22/2019
FA-79931	VAN	DALLAS	3/27/2019
FA-80264	24 X	DETROIT	4/10/2019
FA-80363	24 X	LAS VEGAS	4/24/2019
FA-80364	24 X	LAS VEGAS	4/24/2019
FA-80365	24 X	LAS VEGAS	4/24/2019
FA-80366	10 X 36	LAS VEGAS	4/24/2019
FA-80532	36 X	LAS VEGAS	4/17/2019
FA-80636	12 X 60	INDPLS	4/23/2019
FA-80657	24 X	ELKHART	4/24/2019
FA-80854	24 X	PITTSBURGH	5/6/2019
FA-80958	8 X 24	LA-CHINO	5/9/2019
FA-80979	VAN	LEXINGTON	5/7/2019
FA-81035	VAN	LEXINGTON	5/7/2019
FA-81040	VAN	LEXINGTON	5/7/2019
FA-81041	VAN	LEXINGTON	5/7/2019
FA-81042	VAN	LEXINGTON	5/7/2019
FA-81043	VAN	LEXINGTON	5/7/2019
FA-81044	VAN	LEXINGTON	5/7/2019
FA-81045	VAN	LEXINGTON	5/7/2019
FA-81046	VAN	LEXINGTON	5/7/2019
FA-81047	VAN	LEXINGTON	5/7/2019
FA-81048	VAN	LEXINGTON	5/7/2019
FA-81049	VAN	LEXINGTON	5/7/2019
FA-81050	VAN	LEXINGTON	5/7/2019
FA-81051	VAN	LEXINGTON	5/7/2019
FA-81053	VAN	LEXINGTON	5/7/2019
FA-81056	VAN	LEXINGTON	5/7/2019
FA-81057	VAN	LEXINGTON	5/7/2019
FA-81058	VAN	LEXINGTON	5/7/2019
FA-81059	VAN	LEXINGTON	5/7/2019
FA-81060	VAN	LEXINGTON	5/7/2019
FA-81064	VAN	LEXINGTON	5/7/2019
FA-81065	VAN	LEXINGTON	5/7/2019
FA-81066	VAN	LEXINGTON	5/7/2019
FA-81067	VAN	LEXINGTON	5/7/2019
FA-81112	VAN	LEXINGTON	5/7/2019
FA-81113	VAN	LEXINGTON	5/7/2019
FA-81114	VAN	LEXINGTON	5/7/2019
FA-81115	VAN	LEXINGTON	5/7/2019
FA-81116	VAN	LEXINGTON	5/7/2019

Navision Fixed Asset Number	Item Number	Dept Code	Acquire Date
FA-81117	VAN	LEXINGTON	5/7/2019
FA-81118	VAN	LEXINGTON	5/7/2019
FA-81119	VAN	LEXINGTON	5/7/2019
FA-81120	VAN	LEXINGTON	5/7/2019
FA-81121	VAN	LEXINGTON	5/7/2019
FA-81122	VAN	LEXINGTON	5/7/2019
FA-81123	VAN	LEXINGTON	5/7/2019
FA-81124	VAN	LEXINGTON	5/7/2019
FA-81125	VAN	CORBIN	5/7/2019
FA-81126	VAN	LEXINGTON	5/7/2019
FA-81127	VAN	CORBIN	5/7/2019
FA-81128	VAN	LEXINGTON	5/7/2019
FA-81129	VAN	LEXINGTON	5/7/2019
FA-81157	VAN	LEXINGTON	5/7/2019
FA-81159	VAN	LEXINGTON	5/7/2019
FA-81161	VAN	LEXINGTON	5/7/2019
FA-81162	VAN	LEXINGTON	5/7/2019
FA-81163	VAN	LEXINGTON	5/7/2019
FA-81167	VAN	CORBIN	5/7/2019
FA-81483	VAN	CORBIN	5/7/2019
FA-81484	VAN	CORBIN	5/7/2019
FA-82026	24 X	ELKO	5/28/2019
FA-84305	24 X	LAS VEGAS	8/6/2019
FA-84477	24 X	CORP	7/24/2019
FA-84603	VAN	MEMPHIS	7/1/2019
FA-86112	24 X	ATLANTA	12/4/2019
FA-86294	12 X 48	PHOENIX	8/26/2019
FA-86354	12 X 60	INDPLS	8/27/2019
FA-87722	24 X	CHICAGO	9/30/2019
FA-88373	12 X 60	INDPLS	10/11/2019
FA-88466	24 X	LAS VEGAS	10/21/2019
FA-89347	12 X 60	ELKO	12/9/2019
FA-89854	12 X 48	RALEIGH	11/27/2019
FA-90119	12 X 48	PHOENIX	12/16/2019
FA-90169	40' CHASSIS	SEATTLE	12/16/2019
FA-93220	VAN	BOSTON	3/13/2020
FA-93221	VAN	BOSTON	3/16/2020
FA-93222	VAN	BOSTON	3/13/2020
FA-93223	VAN	BOSTON	3/13/2020
FA-93224	VAN	BOSTON	3/13/2020
FA-93225	VAN	BOSTON	3/13/2020
FA-94979	12 X 60	LAS VEGAS	6/4/2020

Navision Fixed Asset Number	Item Number	Dept Code	Acquire Date
GOL85-8925	12 X 48	LA-CHINO	6/6/2008
IBS04-B045	12 X 60	DENVER	3/12/2004
IBS04-B046	12 X 60		3/12/2004
IBS04-B047/04-B048	24 X	DENVER	3/23/2004
IBS04-B426/B430	60 X	DENVER	11/30/2004
IBS05-B667/B668	24 X	DENVER	11/7/2005
IBS06-B124	8 X 24	DENVER	3/28/2006
IBS06-B125	8 X 24	DENVER	3/28/2006
IBS06-B126	8 X 24	DENVER	3/28/2006
IBS06-B127	8 X 24	DENVER	3/28/2006
IBS06-B128	8 X 24	DENVER	3/28/2006
IBS06-B129	8 X 32	DENVER	3/28/2006
IBS06-B130	8 X 32	DENVER	3/28/2006
IBS06-B131	8 X 32	DENVER	3/28/2006
IBS06-B132	8 X 32	DENVER	3/28/2006
IBS06-B133	8 X 32	DENVER	3/28/2006
IBS06-B134	10 X 36	DENVER	3/28/2006
IBS06-B135	10 X 36	DENVER	3/28/2006
IBS06-B136	10 X 36	DENVER	3/28/2006
IBS06-B137	10 X 36	DENVER	3/28/2006
IBS06-B138	10 X 36	DENVER	3/31/2006
IBS06-B139	12 X 48	DENVER	3/31/2006
IBS06-B140	12 X 48	DENVER	3/31/2006
IBS06-B141	12 X 48	DENVER	3/31/2006
IBS06-B142	12 X 48	DENVER	3/31/2006
IBS06-B143	12 X 60	DENVER	3/31/2006
IBS06-B145	12 X 60	DENVER	3/31/2006
IBS06-B147/B148	24 X	DENVER	3/28/2006
IBS06-B149/B150	24 X	DENVER	3/28/2006
IBS06-B155/B156	24 X	DENVER	4/24/2006
IBS06-B329	12 X 48	DENVER	7/28/2006
IBS06-B330	12 X 48	DENVER	7/28/2006
IBS06-B653/06-B654	24 X	DENVER	7/6/2006
IBS06-B655/06-B656	24 X	DENVER	7/6/2006
IBS06-B869/06-B870	24 X	DENVER	10/31/2006
IMS1284	12 X 60	JACKSONVIL	4/30/1997
IMS1285	12 X 60	ORLANDO	4/30/1997
IMS1531	8 X 30	ORLANDO	8/14/1997
IMS1532	8 X 32	NASHVILLE	8/14/1997
IMS1536	8 X 30	ORLANDO	8/26/1997
IMS1540	8 X 30	JACKSONVIL	8/26/1997
IND07-B575 F	FAST	DENVER	6/15/2007

Navision Fixed Asset Number	Item Number	Dept Code	Acquire Date
IND07-B576 F	FAST	DENVER	6/15/2007
IND07-B580 R	FAST	DENVER	6/15/2007
IND07-B581 R	FAST	DENVER	6/15/2007
IND07-B585 M	FAST	DENVER	6/15/2007
IND07-B587 M	FAST	DENVER	6/15/2007
IND07-B588 M	FAST	DENVER	6/15/2007
IND07-B589 M	FAST	DENVER	6/15/2007
IND07-B590 M	FAST	DENVER	6/15/2007
IND08-B521	10 X 40	DENVER	7/10/2008
IND12-B264	10 X 44	DENVER	7/18/2012
KCB24155	12 X 60	JACKSONVIL	12/17/1997
MAR26530	12 X 60	LOUISVILLE	2/28/1997
MAR26531	12 X 60	INDPLS	2/28/1997
MAR27815	10 X 50	CINCINNATI	9/15/1998
MAR27816	10 X 50	CLEVELAND	9/15/1998
MAR27833	8 X 32 O/S	GREEN BAY	9/18/1998
MAR27843	12 X 60	CHICAGO	9/22/1998
MAR27857	8 X 30	CHICAGO	10/1/1998
MAR27882	12 X 60	ST. LOUIS	10/7/1998
MAR27887	12 X 60	NASHVILLE	10/16/1998
MAR27913	10 X 40	LOUISVILLE	10/23/1998
MAR27915	10 X 50	KANSAS CIT	10/23/1998
MAR27931	12 X 60	INDPLS	10/26/1998
MAR27933	12 X 60	CINCINNATI	10/26/1998
MAR27934	12 X 60	NASHVILLE	10/26/1998
MAR27935	12 X 60	ST. LOUIS	10/26/1998
MAR27937	12 X 60	PITTSBURGH	10/26/1998
MAR33734	8 X 32 O/S	COLUMBUS	11/14/2014
MAR34463/34464	24 X	SALT LAKE	4/25/2006
MAR34467/34468	24 X	DENVER	4/25/2006
MAR34469/34470	24 X	DENVER	5/5/2006
MAR34473/34474	24 X	DENVER	5/15/2006
MAR34715	12 X 48	DENVER	7/28/2006
MAR34716	12 X 48	DENVER	7/28/2006
MAR34717	12 X 48	DENVER	7/28/2006
MAR34718	12 X 48	DENVER	7/28/2006
MAR34719	12 X 60	DENVER	8/8/2006
MAR34720	12 X 60	DENVER	8/8/2006
MAR34721	12 X 60	DENVER	8/8/2006
MAR34722	12 X 60	DENVER	8/8/2006
MAR34723	10 X 36	DENVER	8/21/2006
MAR34724	10 X 36	DENVER	8/21/2006

Navision Fixed Asset Number	Item Number	Dept Code	Acquire Date
MAR34729/34730	24 X	DENVER	8/16/2006
MAR34962	12 X 48	DENVER	10/24/2006
MAR34963	12 X 48	DENVER	10/24/2006
MAR34964	12 X 48	DENVER	10/24/2006
MAR34965	12 X 48	DENVER	10/24/2006
MAR34966	10 X 36	DENVER	9/26/2006
MAR34967	10 X 36	DENVER	9/26/2006
MAR34968	10 X 36	DENVER	12/14/2006
MAR34969	10 X 36	DENVER	9/29/2006
MAR34970	12 X 60	DENVER	10/17/2006
MAR34971	12 X 60	DENVER	10/17/2006
MAR34972	12 X 60	DENVER	10/17/2006
MAR34973	12 X 60	SALT LAKE	11/1/2006
MAR34978/34979	24 X	DENVER	11/10/2006
MAR35994	8 X 24	DENVER	8/21/2007
MAR35995	8 X 24	DENVER	8/21/2007
MAR35996	8 X 24	DENVER	8/21/2007
MAR35997	8 X 24	DENVER	9/6/2007
MAR35998	8 X 24	DENVER	9/6/2007
MAR35999	8 X 32	DENVER	8/21/2007
MAR36000	8 X 32	DENVER	8/21/2007
MAR36001	8 X 32	DENVER	8/21/2007
MAR36002	8 X 32	DENVER	8/31/2007
MAR36004	10 X 36	DENVER	8/22/2007
MAR36005	10 X 36	DENVER	8/22/2007
MAR36006	10 X 36	DENVER	8/31/2007
MAR36007	10 X 36	DENVER	8/31/2007
MAR36008	10 X 36	DENVER	8/31/2007
MAR36009	12 X 48	DENVER	8/21/2007
MAR36014	12 X 60	DENVER	8/31/2007
MAR36015	12 X 60	DENVER	8/31/2007
MAR36016	12 X 60	SALT LAKE	8/31/2007
MAR36017	12 X 60	DENVER	9/6/2007
MAR36018	12 X 60	DENVER	9/6/2007
MAR36804	12 X 60	COLUMBUS	11/14/2014
MAR36807	10 X 50	COLUMBUS	11/14/2014
MAR36810	10 X 40	COLUMBUS	11/14/2014
MAR37017	8 X 32 O/S	COLUMBUS	11/14/2014
MAR37423	8 X 30	COLUMBUS	11/14/2014
MAR37507	8 X 32	COLUMBUS	11/14/2014
MIL13225	8 X 24	CHICAGO	7/29/1997
MIL13229	8 X 30	CINCINNATI	8/5/1997

Navision Fixed Asset Number	Item Number	Dept Code	Acquire Date
MIL13231	8 X 30	CLEVELAND	8/6/1997
MIL13233	8 X 32 O/S	COLUMBUS	8/11/1997
MIL13235	8 X 32 O/S	INDPLS	8/13/1997
MIL13239	10 X 40	CINCINNATI	8/21/1997
MIL13240	10 X 40	CINCINNATI	8/22/1997
MIL13242	10 X 40	LOUISVILLE	8/29/1997
MIL13244	10 X 50	COLUMBUS	9/5/1997
MIL13246	10 X 50	CINCINNATI	9/11/1997
MIL13247	10 X 50	DETROIT	9/12/1997
MIL13253	12 X 48 SALES	ST. LOUIS	10/31/1997
MIL4946	12 X 48 SALES	DENVER	5/13/2004
MIL6862	8 X 24	DENVER	12/31/1999
MIL6863	8 X 24	DENVER	1/11/2000
MIL6864	8 X 32	SALT LAKE	8/31/1999
MIL6868	8 X 32	DENVER	11/1/1999
MIL6869	8 X 32	DENVER	11/30/1999
MIL6873	8 X 32	DENVER	12/31/1999
MIL6874	8 X 32	DENVER	8/31/1999
MIL6875	8 X 32	DENVER	9/30/1999
MIL6878	8X30 CO 1 OFF	DENVER	11/30/1999
MIL6881	8 X 32	DENVER	12/31/1999
MIL6884	10 X 36	DENVER	8/31/1999
MIL6885	10 X 36	DENVER	9/30/1999
MIL6889	10 X 36	DENVER	11/30/1999
MIL6890	10 X 36	SALT LAKE	11/30/1999
MIL6892	10 X 36	SALT LAKE	12/31/1999
MIL6894	12 X 48	DENVER	9/30/1999
MIL6896	12 X 48	DENVER	11/1/1999
MIL6898	12 X 48	DENVER	11/30/1999
MIL6904	12 X 48	DENVER	9/30/1999
MIL6906	12 X 48	DENVER	11/1/1999
MIL6909	12 X 48	DENVER	12/31/1999
MIL6911	12 X 48	DENVER	12/31/1999
MIL6912	12 X 48	DENVER	12/31/1999
MIL6918	12 X 60	DENVER	11/30/1999
MIL6920	12 X 60	DENVER	11/30/1999
MIL6922	12 X 60	DENVER	12/31/1999
MIL6923	12 X 60	DENVER	1/11/2000
MIL6937	12X32 CO II LAB	DENVER	11/1/1999
MIL6939	12X32 CO II LAB	DENVER	12/31/1999
MIL6940	12X32 CO II LAB	DENVER	1/31/2000
MIL6941	12X32 CO II LAB	DENVER	1/27/2000

Navision Fixed Asset Number	Item Number	Dept Code	Acquire Date
MIL6942	12X32 CO II LAB	DENVER	2/28/2000
MIL6945	8 X 24	DENVER	1/31/2000
MIL6947	8 X 24	DENVER	2/7/2000
MIL6949	8 X 32	DENVER	12/31/1999
MIL6954	8 X 32	DENVER	1/27/2000
MIL6955	8 X 32	DENVER	1/27/2000
MIL6956	8 X 32	DENVER	2/4/2000
MIL6957	8 X 32	DENVER	2/17/2000
MIL6958	8 X 32	DENVER	2/23/2000
MIL6959	8 X 32 O/S	DENVER	1/27/2000
MIL6961	8 X 32 O/S	DENVER	2/4/2000
MIL6963	8 X 32 O/S	DENVER	2/17/2000
MIL6964	10 X 36	DENVER	1/31/2000
MIL6968	10 X 36	DENVER	2/17/2000
MIL6972	12 X 48	DENVER	2/17/2000
MIL6973	12 X 48	DENVER	2/29/2000
MIL6974	12 X 48	DENVER	1/27/2000
MIL6978	12 X 48	DENVER	3/1/2000
MIL6979	12 X 60	DENVER	1/31/2000
MIL6980	12 X 60	DENVER	1/27/2000
MIL6981	12 X 60	DENVER	2/8/2000
MIL6982	12 X 60	DENVER	2/17/2000
MIL6984	12 X 36 SALES	DENVER	12/31/1999
MIL6986	12 X 60 SALES	DENVER	1/31/2000
MIL6988 A/B	24 X	DENVER	1/13/2000
MIL6990	8X30 CO 1 OFF	DENVER	11/1/1999
MIL7016	10 X 36	DENVER	2/17/2000
MIL7028	8 X 24	DENVER	3/8/2000
MIL7029	8 X 24	DENVER	3/8/2000
MIL7030	8 X 24	DENVER	3/8/2000
MIL7031	8 X 24	DENVER	3/22/2000
MIL7032	8 X 24	DENVER	4/30/2000
MIL7033	8 X 24	DENVER	4/20/2000
MIL7038	8 X 24	DENVER	5/23/2000
MIL7039	8 X 24	DENVER	8/10/2000
MIL7040	8 X 24	DENVER	7/24/2000
MIL7041	8 X 24	DENVER	9/11/2000
MIL7042	8 X 24	DENVER	9/11/2000
MIL7045	8 X 24	DENVER	10/4/2000
MIL7047	8 X 32	DENVER	3/22/2000
MIL7048	8 X 32	DENVER	3/22/2000
MIL7052	8 X 32	DENVER	5/11/2000

Navision Fixed Asset Number	Item Number	Dept Code	Acquire Date
MIL7053	8 X 32	DENVER	5/11/2000
MIL7054	8 X 32	DENVER	5/16/2000
MIL7055	8 X 32	DENVER	5/19/2000
MIL7056	8 X 32	DENVER	5/23/2000
MIL7057	8 X 32	DENVER	9/19/2000
MIL7058	8 X 32	DENVER	9/20/2000
MIL7059	8 X 32	DENVER	11/7/2000
MIL7061	8 X 32	DENVER	10/5/2000
MIL7062	8 X 32	DENVER	10/5/2000
MIL7068	8 X 32 O/S	DENVER	3/22/2000
MIL7069	8 X 32 O/S	DENVER	3/27/2000
MIL7072	8 X 32 O/S	DENVER	4/30/2000
MIL7073	8 X 32 O/S	DENVER	4/30/2000
MIL7085	10 X 36	DENVER	3/22/2000
MIL7086	10 X 36	DENVER	3/27/2000
MIL7090	10 X 36	DENVER	4/24/2000
MIL7092	10 X 36	DENVER	5/11/2000
MIL7093	10 X 36	DENVER	5/10/2000
MIL7094	10 X 36	DENVER	5/11/2000
MIL7096	10 X 36	DENVER	8/10/2000
MIL7097	10 X 36	DENVER	9/11/2000
MIL7098	10 X 36	DENVER	9/20/2000
MIL7101	12 X 48	DENVER	7/13/2000
MIL7102	12 X 48	DENVER	10/23/2000
MIL7104	12 X 48	DENVER	5/16/2000
MIL7105	12 X 48	DENVER	6/23/2000
MIL7107	12 X 60	DENVER	4/18/2000
MIL7108	12 X 60	DENVER	4/18/2000
MIL7109	12 X 60	DENVER	4/30/2000
MIL7111	12 X 60	DENVER	6/23/2000
MIL7113	12 X 60	DENVER	7/13/2000
MIL7118	12 X 60	DENVER	4/18/2000
MIL7119	12 X 60	DENVER	4/24/2000
MIL7128	8X30 CO 1 OFF	DENVER	4/30/2000
MIL7129	8X30 CO 1 OFF	DENVER	5/22/2000
MIL7130	8X30 CO 1 OFF	DENVER	5/11/2000
MIL7131	8X30 CO 1 OFF	DENVER	11/7/2000
MIL7132	12X32 CO II LAB	DENVER	9/19/2000
MIL7133	12X32 CO II LAB	DENVER	10/23/2000
MIL7138	12X54 CO II OFF	DENVER	3/28/2000
MIL7139	12X54 CO II OFF	DENVER	4/18/2000
MIL7140	12X54 CO II OFF	DENVER	4/18/2000

Navision Fixed Asset Number	Item Number	Dept Code	Acquire Date
MIL7141	12X54 CO II OFF	DENVER	4/30/2000
MIL7142	12X54 CO II OFF	DENVER	4/30/2000
MIL7143	12X54 CO II OFF	DENVER	5/11/2000
MIL7144	12X54 CO II OFF	DENVER	5/31/2000
MIL7148	12 X 36 SALES	DENVER	4/30/2000
MIL7153	12 X 48 SALES	DENVER	4/30/2000
MIL7157	12 X 60 SALES	WATFORD	4/18/2000
MIL7159	12 X 60 SALES	DENVER	1/18/2001
MIL7160	12 X 60 SALES	DENVER	1/29/2001
MIL7163	8X30 CO 1 LAB	DENVER	3/14/2000
MIL7164	8X30 CO 1 LAB	DENVER	3/15/2000
MIL7166	12 X 60	DENVER	4/13/2000
MIL7175	8X30 CO 1 LAB	DENVER	5/11/2000
MIL7181	10 X 44	DENVER	6/12/2000
MIL7186	10 X 44	YAKIMA	6/12/2000
MIL7193	8X30 CO 1 LAB	DENVER	6/16/2000
MIL7194	8X30 CO 1 LAB	DENVER	6/19/2000
MIL7197	8X30 CO 1 LAB	DENVER	6/27/2000
MIL7203	12 X 60	DENVER	7/24/2000
MIL7207	12 X 60	DENVER	8/10/2000
MIL7208	12 X 60	DENVER	8/31/2000
MIL7212	14 X 70	DENVER	8/22/2000
MIL7213	14 X 60	DENVER	8/22/2000
MIL7224	8 X 24	DENVER	12/15/2000
MIL7225	8 X 24	DENVER	12/15/2000
MIL7240	10 X 36	DENVER	9/19/2000
MIL7241	10 X 36	DENVER	9/27/2000
MIL7242	10 X 36	DENVER	10/4/2000
MIL7243	10 X 36	DENVER	10/23/2000
MIL7244	10 X 36	DENVER	10/23/2000
MIL7245	10 X 36	DENVER	12/26/2000
MIL7261	12 X 48	DENVER	9/27/2000
MIL7262	12 X 48	DENVER	9/27/2000
MIL7264	12 X 48	DENVER	10/17/2000
MIL7265	12 X 48	DENVER	12/14/2000
MIL7280	12 X 48	DENVER	10/17/2000
MIL7281A	12 X 48	DENVER	10/7/2011
MIL7296	12 X 60	DENVER	9/20/2000
MIL7297	12 X 60	DENVER	9/20/2000
MIL7300	12 X 60	DENVER	9/29/2000
MIL7301	12 X 60	DENVER	10/4/2000
MIL7302	12 X 60	DENVER	11/3/2000

Schedule 12

Navision Fixed Asset Number	Item Number	Dept Code	Acquire Date
MIL7303	12 X 60	DENVER	11/7/2000
MIL7317	12 X 60	DENVER	10/23/2000
MIL7318	12 X 60	DENVER	10/25/2000
MIL7319	12 X 60	DENVER	10/25/2000
MIL7320	12 X 60	DENVER	10/25/2000
MIL7321	12 X 60	DENVER	10/25/2000
MIL7322	12 X 60	DENVER	12/7/2000
MIL7386	8 X 32	SALT LAKE	11/30/2000
MIL7449	12 X 60	DENVER	3/22/2001
MIL7450	12 X 60	DENVER	4/2/2001
MIL7451	12 X 60	DENVER	4/5/2001
MIL7452	12 X 60	DENVER	4/2/2001
MIL7453	12 X 60	DENVER	4/4/2001
MIL7454	12 X 60	DENVER	5/24/2001
MIL7455	12 X 48	DENVER	2/20/2001
MIL7456	12 X 48	DENVER	2/20/2001
MIL7482	10 X 36	DENVER	8/22/2001
MIL7483	10 X 36	SALT LAKE	8/22/2001
MIL7484	8 X 24	DENVER	8/17/2001
MIL7486A/B	24 X	DENVER	9/6/2001
MIL7487	12 X 60	DENVER	8/22/2001
MIL7488	12 X 60	DENVER	8/22/2001
MIL7489	12 X 60	DENVER	8/28/2001
MIL7490	12 X 60	DENVER	9/12/2001
MIL7491	12 X 48		9/12/2001
MIL7493	12 X 48	DENVER	9/12/2001
MIL7494	12 X 48	DENVER	9/12/2001
MIL7508A/B/C	36 X	DENVER	10/31/2001
MIL7561 A/B	24 X	DENVER	3/27/2002
MIL7576 1/2	24 X	DENVER	4/29/2002
MIL7627 1/2	24 X	DENVER	4/27/2004
MIL7632	12 X 60 SALES	DENVER	1/24/2003
MMS97-376	12 X 60	MEMPHIS	11/26/1997
MMS98-574	10 X 50	INDPLS	4/29/1998
MMS98-577	10 X 50	PITTSBURGH	4/29/1998
MMS98-580	12 X 60	CHICAGO	4/29/1998
MMS98-581	12 X 60	TOLEDO	4/29/1998
MMS98-655	10 X 40	ST. LOUIS	5/29/1998
MMS98-664	12 X 60	CHICAGO	5/29/1998
MMS98-799	8 X 32 O/S	TOLEDO	8/18/1998
MMS98-823	12 X 60	COLUMBUS	10/1/1998
MMS98-824	8 X 30	CHARLESTON	10/1/1998

Navision Fixed Asset Number	Item Number	Dept Code	Acquire Date
MMS98-825	8 X 30	CINCINNATI	10/1/1998
MMS98-826	8 X 30	QUAD CITIE	10/1/1998
MMS98-837	8 X 32 O/S	CLEVELAND	10/13/1998
MMS98-853	10 X 40	CHICAGO	10/26/1998
MMS98-855	8 X 30	CHARLESTON	11/2/1998
MMS98-860	10 X 40	LOUISVILLE	11/5/1998
MMS98-861	10 X 40	CLEVELAND	11/5/1998
MMS98-863	10 X 40	PITTSBURGH	11/5/1998
MMS99-1123	10 X 50	PITTSBURGH	3/31/1999
MMS99-1136	12 X 60	CINCINNATI	3/31/1999
MMS99-1153	12 X 60	DETROIT	3/31/1999
MMS99-934	10 X 50	MEMPHIS	3/31/1999
MMS99-936	12 X 60	LOUISVILLE	3/31/1999
MMS99-941	10 X 50	PITTSBURGH	3/31/1999
MMS99-948	8 X 32 O/S	ELKHART	3/31/1999
MMS99-949	10 X 40	ELKHART	3/31/1999
MSI04-2AG10884-10885	24 X	LA-CHINO	6/6/2008
MSI98-2BC5952-55	60 X	BAKERSFLD	6/6/2008
PBS75-1091 M	FAST	LA-CHINO	6/6/2008
PBS75-1092 M	FAST	LA-CHINO	6/6/2008
PBS75-1093 M	FAST	LA-CHINO	6/6/2008
PBS75-1094 M	FAST	LA-CHINO	6/6/2008
PBS75-1095 M	FAST	LA-CHINO	6/6/2008
PBS75-1096 M	FAST	LA-CHINO	6/6/2008
PBS75-1097 M	FAST	LA-CHINO	6/6/2008
PBS75-1098 M	FAST	LA-CHINO	6/6/2008
PBS75-1099 M	FAST	LA-CHINO	6/6/2008
PBS75-1104 M	FAST	LA-CHINO	6/6/2008
PBS75-1107 M	FAST	LA-CHINO	6/6/2008
PBS75-1118 M	FAST	LA-CHINO	6/6/2008
PBS80-9116 M	FAST	BAKERSFLD	6/6/2008
PBS81-A10296 M	FAST	LAS VEGAS	6/6/2008
PBS81-A10297 M	FAST	BAKERSFLD	6/6/2008
PBS81-A10298 M	FAST	BAKERSFLD	6/6/2008
PBS81-A10300 M	FAST	LA-CHINO	6/6/2008
PBS81-A9428 M	FAST	LA-CHINO	6/6/2008
PBS81-A9434 M	FAST	LA-CHINO	6/6/2008
PBS82-A10313 M	FAST	LA-CHINO	6/6/2008
PBS82-A10326 M	FAST	LAS VEGAS	6/6/2008
PBS82-A10332 M	FAST	LA-CHINO	6/6/2008
PBS82-A10362 M	FAST	LA-CHINO	6/6/2008
PBS82-A10377 M	FAST	LAS VEGAS	6/6/2008

Navision Fixed Asset Number	Item Number	Dept Code	Acquire Date
PBS82-A10379 M	FAST	LA-CHINO	6/6/2008
PBS82-A10380 M	FAST	LA-CHINO	6/6/2008
PBS82-A10381 M	FAST	LA-CHINO	6/6/2008
PBS82-A10382 M	FAST	LA-CHINO	6/6/2008
PBS82-A10386 M	FAST	LA-CHINO	6/6/2008
PBS82-A10387 M	FAST	LAS VEGAS	6/6/2008
PBS82-A10393 M	12 X 60	LA-CHINO	6/6/2008
PBS82-A10742 M	FAST	LA-CHINO	6/6/2008
PBS84-A12426 M	FAST	LA-CHINO	6/6/2008
PBS84-A12430 M	FAST	LA-CHINO	6/6/2008
PBS89-A15791 R	FAST	LA-CHINO	6/6/2008
PBS89-A15792 M	FAST	LA-CHINO	6/6/2008
PBS89-A15793 F	12 X 60	BAKERSFLD	6/6/2008
PBS89-A15794 M	FAST	LA-CHINO	6/6/2008
PBS90-A15795 M	FAST	LA-CHINO	6/6/2008
PBS90-A15796 M	FAST	LA-CHINO	6/6/2008
PBS90-A15797 M	FAST	BAKERSFLD	6/6/2008
PBS90-A15798 M	FAST	LA-CHINO	6/6/2008
PBS98-1263S24640 M	FAST	BAKERSFLD	6/6/2008
PBS98-1263S24641 M	FAST	LA-CHINO	6/6/2008
PBS98-1263S24644 M	FAST	LA-CHINO	6/6/2008
PMI-0570	10 X 44	PHOENIX	12/21/2005
PMI-0571	12 X 48	PHOENIX	12/21/2005
PMI-0572	12 X 60	PHOENIX	12/21/2005
PMI-0573	12 X 60	PHOENIX	12/21/2005
PMI-0677	12 X 36 SALES	PHOENIX	12/31/2005
PMI-0760 1/2	24 X	PHOENIX	6/28/2006
PMI-0763	12 X 48	PHOENIX	12/21/2005
PMI-0764	12 X 48	PHOENIX	12/21/2005
PMI-0861	12 X 48	LAS VEGAS	3/13/2006
PMI-0872	12 X 60	PHOENIX	3/3/2006
PMI-0875 1/2	24 X	PHOENIX	3/28/2006
PMI-1236	12 X 48	PHOENIX	4/25/2006
PMI-1237	12 X 48	LAS VEGAS	4/25/2006
PMI-1241	12 X 60	PHOENIX	4/25/2006
PMI-1245	12 X 60	PHOENIX	5/8/2006
PMI-1246	12 X 60	DENVER	5/8/2006
PMI-1333	12 X 48	PHOENIX	6/28/2006
PMI-1334	12 X 48	PHOENIX	6/28/2006
PMI-1471 1/2	24 X	PHOENIX	9/11/2006
PMI-1576 1/2/3	36 X	PHOENIX	9/29/2006

Navision Fixed Asset Number	Item Number	Dept Code	Acquire Date
PMI-1610 1/2	24 X	PHOENIX	10/10/2006
PMI-1611 1/2	24 X	PHOENIX	10/17/2006
PMI-1614	12 X 60	PHOENIX	9/29/2006
PMI-1615	12 X 60	PHOENIX	10/17/2006
PMI-1617	12 X 60	PHOENIX	10/10/2006
PMI-1618	12 X 60	PHOENIX	10/17/2006
PMI-1620	12 X 60	PHOENIX	10/17/2006
PMI-1621	12 X 48	PHOENIX	10/17/2006
PMI-1623	12 X 48	PHOENIX	10/17/2006
PMI-1624	12 X 48	DENVER	10/17/2006
PMI-1625	12 X 48	PHOENIX	10/17/2006
PMI-1631	10 X 36	PHOENIX	10/17/2006
PMI-1632	10 X 36	PHOENIX	10/31/2006
PMI-1633	10 X 36	PHOENIX	10/31/2006
PMI-1733	10 X 36	PHOENIX	12/27/2006
PMI-1734	10 X 36	PHOENIX	12/27/2006
PMI-1735	12 X 36 SALES	DENVER	12/27/2006
PMI-1736	12 X 48	DENVER	12/5/2006
PMI-1738	12 X 48	DENVER	12/5/2006
PMI-1855	10 X 36	DENVER	12/27/2006
PMI-1898 1/2	24 X	LAS VEGAS	2/14/2007
PMI-1947 1/2	24 X	LAS VEGAS	3/30/2007
PMI-1950 1/2	24 X	PHOENIX	3/26/2007
PMI-1951 1/2	24 X	PHOENIX	3/26/2007
PMI-1953	10 X 36	PHOENIX	3/21/2007
PMI-1954	10 X 36	PHOENIX	3/21/2007
PMI-1955	10 X 36	LA-CHINO	3/21/2007
PMI-1956	10 X 36	LA-CHINO	3/21/2007
PMI-1957	12 X 48	PHOENIX	3/21/2007
PMI-1958	12 X 48	PHOENIX	3/21/2007
PMI-1960	12 X 48	DENVER	3/21/2007
PMI-1961	12 X 48	DENVER	3/21/2007
PMI-1962	12 X 48	DENVER	3/21/2007
PMI-1963 1/2	24 X	PHOENIX	3/13/2007
PMI-1966 1/2	24 X	PHOENIX	3/21/2007
PMI-2000	10 X 36	PHOENIX	3/21/2007
PMI-2110 1/2/3	36 X	PHOENIX	5/8/2007
PMI-2178	12 X 60 SALES	PHOENIX	6/26/2007
PMI-2179	12 X 60 SALES	DENVER	6/26/2007
PMI-2180 1/2	24 X	PHOENIX	5/31/2007
PMI-2181 1/2	24 X	PHOENIX	5/31/2007
PMI-2182 1/2	24 X	PHOENIX	6/21/2007

Navision Fixed Asset Number	Item Number	Dept Code	Acquire Date
PMI-2184	12 X 48	PHOENIX	6/21/2007
PMI-2185	12 X 48	PHOENIX	6/21/2007
PMI-2186	12 X 48	PHOENIX	6/21/2007
PMI-2400	10 X 44	PHOENIX	10/2/2007
PMI-2401	12 X 48	PHOENIX	10/3/2007
PMI-2413	12 X 60	PHOENIX	10/22/2007
PMI-2414	12 X 60	PHOENIX	10/22/2007
PMI-2466 1/2/3	36 X	PHOENIX	12/17/2007
PMI-2480	12 X 60	PHOENIX	12/26/2007
PMI-2481	12 X 60	BAKERSFLD	12/26/2007
PMI-2482	12 X 60	BAKERSFLD	2/22/2008
PMI-2483	12 X 60	BAKERSFLD	2/22/2008
PMI-2484	12 X 60	BAKERSFLD	2/22/2008
PMI-2486	12 X 60	LA-CHINO	2/22/2008
PMI-2487	12 X 60	BAKERSFLD	2/22/2008
PMI-2488	12 X 60	LA-CHINO	2/22/2008
PMI-2489	12 X 60	LA-CHINO	2/22/2008
PMI-2490	12 X 60	BAKERSFLD	2/22/2008
PMI-2491	12 X 60	BAKERSFLD	2/22/2008
PMI-2492	12 X 60	BAKERSFLD	2/22/2008
PMI-2493	12 X 60	LA-CHINO	2/22/2008
PMI-2494	12 X 60	BAKERSFLD	2/22/2008
PMI-2495	12 X 60	LA-CHINO	12/31/2007
PMI-2497	12 X 60	LA-CHINO	12/31/2007
PMI-2498	12 X 60	BAKERSFLD	12/31/2007
PMI-2499	12 X 60	LA-CHINO	12/31/2007
PMI-2501	12 X 60	BAKERSFLD	12/31/2007
PMI-2502	12 X 60	BAKERSFLD	12/31/2007
PMI-2503	12 X 60	LA-CHINO	12/31/2007
PMI-2504	12 X 60	LA-CHINO	12/31/2007
PMI-2505	12 X 60	BAKERSFLD	12/31/2007
PMI-2506	12 X 60	PHOENIX	12/31/2007
PMI-2507	12 X 60	LA-CHINO	12/31/2007
PMI-2508	12 X 60	BAKERSFLD	12/31/2007
PMI-2509	12 X 60	BAKERSFLD	2/22/2008
PMI-2510	12 X 60	LA-CHINO	2/22/2008
PMI-2511	12 X 60	BAKERSFLD	2/22/2008
PMI-2512	12 X 60	LA-CHINO	2/22/2008
PMI-2525	12 X 60	PHOENIX	2/22/2008
PMI-2526	12 X 60	PHOENIX	2/22/2008
PMI-2527	12 X 60	PHOENIX	2/22/2008
PMI-2528	12 X 60	BAKERSFLD	2/22/2008

Navision Fixed Asset Number	Item Number	Dept Code	Acquire Date
PMI-2529	12 X 48	LA-CHINO	2/22/2008
PMI-2531	12 X 48	LA-CHINO	2/22/2008
PMI-2532	12 X 48	BAKERSFLD	2/22/2008
PMI-2558	12 X 48	PHOENIX	10/21/2015
PMI-2673	10 X 36	LA-CHINO	5/21/2008
PMI-2674	10 X 36	BAKERSFLD	5/21/2008
PMI-2675	10 X 36	BAKERSFLD	5/21/2008
PMI-2676	10 X 36	BAKERSFLD	5/21/2008
PMI-2677	10 X 36	BAKERSFLD	5/21/2008
PMI-2678	10 X 36	BAKERSFLD	5/21/2008
PMI-2679	10 X 36	BAKERSFLD	5/21/2008
PMI-2680	10 X 36	LA-CHINO	5/21/2008
PMI-2683	10 X 36	BAKERSFLD	5/29/2008
PMI-2684	10 X 36	LA-CHINO	5/29/2008
PMI-2685	10 X 36	BAKERSFLD	5/29/2008
PMI-2686	10 X 36	BAKERSFLD	5/29/2008
PMI-2687	10 X 36	LA-CHINO	5/29/2008
PMI-2689	10 X 36	LA-CHINO	5/13/2008
PMI-2690	10 X 36	LA-CHINO	5/13/2008
PMI-2691	10 X 36	BAKERSFLD	5/13/2008
PMI-2692	10 X 36	BAKERSFLD	5/13/2008
PMI-2694	10 X 36	BAKERSFLD	5/13/2008
PMI-2696	10 X 36	LA-CHINO	5/13/2008
PMI-2697	10 X 36	LA-CHINO	5/13/2008
PMI-2698	10 X 44	LA-CHINO	5/13/2008
PMI-2699	10 X 44	LA-CHINO	5/13/2008
PMI-2700	10 X 44	LA-CHINO	5/13/2008
PMI-2701	10 X 44	BAKERSFLD	5/13/2008
PMI-2703	12 X 48	BAKERSFLD	5/13/2008
PMI-2704	12 X 48	BAKERSFLD	5/13/2008
PMI-2705	12 X 48	LA-CHINO	5/13/2008
PMI-2706	12 X 48	LA-CHINO	5/13/2008
PMI-2707	12 X 48	BAKERSFLD	5/13/2008
PMI-2708	12 X 48	BAKERSFLD	5/13/2008
PMI-2709	12 X 48	LA-CHINO	5/13/2008
PMI-2711	12 X 48	BAKERSFLD	5/13/2008
PMI-2713 1/2	24 X	LA-CHINO	5/13/2008
PMI-2714 1/2/3	36 X	LA-CHINO	5/19/2008
PMI-2878	12 X 48	DENVER	12/31/2008
PMI-2905 1/2/3	36 X	DENVER	4/29/2009
PMI-3035 1/2	24 X	PHOENIX	12/22/2010
PMI-3036	12 X 60	PHOENIX	12/22/2010

Navision Fixed Asset Number	Item Number	Dept Code	Acquire Date
PMI-3169	36 X	LA-CHINO	2/20/2012
PMI-3170	36 X	LA-CHINO	3/22/2012
PMI-3252	12 X 60	PHOENIX	11/29/2012
PMI-3253	12 X 60	PHOENIX	11/29/2012
PMI-3254	12 X 60	PHOENIX	1/24/2013
PMI-3255	12 X 60	PHOENIX	1/24/2013
PSI137597	8 X 30	CHICAGO	5/15/1997
PSI1443	8 X 30	PITTSBURGH	8/21/1997
PWI8674	10 X 36	PHOENIX	11/1/1999
PWI8701	12 X 48	PHOENIX	1/10/2000
PWI8737	10 X 44	PHOENIX	4/17/2000
PWI8738	10 X 44	PHOENIX	4/17/2000
PWI8739	10 X 44	PHOENIX	4/17/2000
R6402	12 X 60	DENVER	10/2/2013
ROW7289	8 X 24	PHOENIX	4/30/1999
ROW7297	10 X 36	PHOENIX	4/30/1999
ROW7304	12 X 48	PHOENIX	4/30/1999
ROW7305	12 X 48	PHOENIX	4/30/1999
ROW7313	12 X 60	PHOENIX	4/30/1999
ROW7316	12 X 60	PHOENIX	4/30/1999
ROW7466	14 X 60	DENVER	11/7/2000
ROW7631	10 X 36	PHOENIX	6/30/1999
ROW7634	12 X 60	PHOENIX	6/30/1999
ROW7637	12 X 60	PHOENIX	6/30/1999
ROW7669	10 X 36	PHOENIX	3/31/1999
ROW7672	12 X 48	PHOENIX	8/31/1999
ROW7675	12 X 60	PHOENIX	8/31/1999
ROW7736	10 X 36	LA-CHINO	8/31/1999
ROW7749	12 X 60	PHOENIX	8/31/1999
ROW7750	12 X 60	PHOENIX	8/31/1999
ROW7760	12 X 60	PHOENIX	8/31/1999
ROW7762	10 X 36	PHOENIX	8/31/1999
ROW7766	10 X 44	PHOENIX	8/31/1999
ROW7768	10 X 44	PHOENIX	8/31/1999
ROW7770	10 X 44	PHOENIX	9/30/1999
ROW8022	8 X 24	PHOENIX	11/1/1999
ROW8026	10 X 44	PHOENIX	11/1/1999
ROW8027	10 X 44	DENVER	11/1/1999
ROW8029	12 X 60	PHOENIX	12/31/1999
ROW8032	12 X 60	PHOENIX	12/31/1999
ROW8124	12 X 48 SALES	DENVER	1/11/2000
ROW8492	12 X 60	PHOENIX	2/14/2000

Navision Fixed Asset Number	Item Number	Dept Code	Acquire Date
ROW8535 A/B	24 X	PHOENIX	2/24/2000
ROW8538 A/B	24 X	PHOENIX	3/27/2000
ROW8632	10 X 36	PHOENIX	4/30/2000
ROW8633	12 X 60	PHOENIX	5/17/2000
ROW8634	12 X 60	PHOENIX	5/17/2000
ROW8706	10 X 44	PHOENIX	5/18/2000
SCI-000297 A/B/C	36 X	LA-CHINO	1/31/2008
SCI-00280 A/B	24 X	LA-CHINO	1/17/2008
SP90-1263S14610 -11	24 X	LA-CHINO	6/6/2008
SPI22023	8 X 32	LA-CHINO	7/29/1997
SPI22025	8 X 32	LA-CHINO	8/27/1997
SPI22031	8 X 24	LAS VEGAS	8/15/1997
SPI22033	8 X 24	BAKERSFLD	10/15/1997
SPI22035	12 X 60	LAS VEGAS	7/30/1997
SPI22041	12 X 48	LAS VEGAS	8/8/1997
SPI22043	12 X 48	LAS VEGAS	8/20/1997
SPI23001	12 X 60	BAKERSFLD	11/26/2012
SPI23005	24 X	LA-CHINO	11/26/2012
SPI23006	24 X	LA-CHINO	11/26/2012
SPI23008	24 X	BAKERSFLD	11/26/2012
SPI23009	24 X	BAKERSFLD	11/26/2012
SPI23010	12 X 60	LA-CHINO	11/26/2012
SPI23011	12 X 60	LA-CHINO	11/26/2012
SPI23012	12 X 60	LA-CHINO	11/26/2012
SPI23013	12 X 60	LA-CHINO	11/26/2012
SPI23014	12 X 60	LA-CHINO	11/26/2012
SPI23015	FAST	LA-CHINO	11/26/2012
SPI23016	FAST	LA-CHINO	11/26/2012
SPI23026	FAST	LA-CHINO	11/26/2012
SPI23029	FAST	LA-CHINO	11/26/2012
SPI23030	12 X 60	LA-CHINO	11/26/2012
SPI23033	FAST	LA-CHINO	11/26/2012
SPI23835	8 X 32	DENVER	3/24/1998
SPI24639	FAST	LAS VEGAS	6/6/2008
SPI24642	FAST	LA-CHINO	1/21/2011
SPI24643	FAST	LAS VEGAS	1/21/2011
SPI24645	FAST	LAS VEGAS	1/21/2011
SPI25281	10 X 50	PHOENIX	1/31/1999
SPI26371	12 X 48	DENVER	11/1/1999
SPI26375	12 X 48	LA-CHINO	11/1/1999
SPI27493	10 X 36	LA-CHINO	5/10/2000
SPI27495	12 X 48 SALES	LAS VEGAS	7/3/2000

Navision Fixed Asset Number	Item Number	Dept Code	Acquire Date
SPI27499	12 X 60	DENVER	5/2/2000
SPI27501	12 X 60	BAKERSFLD	5/2/2000
SPI27504	12 X 60	PHOENIX	5/2/2000
SPI27505	12 X 60 SALES	DENVER	5/9/2000
SPI27507 A/B	24 X	BAKERSFLD	5/2/2000
TRC97-0189	8 X 32	PHOENIX	2/18/1998
TRC97-0192	12 X 60	PHOENIX	2/18/1998
TRC98-0084	8 X 24	PHOENIX	4/14/1998
TRC98-0088	8 X 24	PHOENIX	4/14/1998
TRC98-0097	8 X 32	PHOENIX	4/14/1998
TRC98-0100	8 X 32	PHOENIX	4/14/1998
TRC98-0101	8 X 32	PHOENIX	4/14/1998
TRC98-0102	10 X 44	PHOENIX	4/14/1998
TRC98-0104	10 X 44	PHOENIX	4/14/1998
TRC98-0106	10 X 44	PHOENIX	4/14/1998
TRC98-0107	10 X 44	PHOENIX	4/14/1998
TRC98-0109	12 X 60	PHOENIX	4/14/1998
TRC98-0137	8 X 24	PHOENIX	6/3/1998
TRC98-0138	8 X 24	PHOENIX	6/3/1998
TRC98-0139	8 X 24	PHOENIX	8/30/1998
TRC98-0140	8 X 32	PHOENIX	6/3/1998
TRC98-0143	8 X 32	PHOENIX	6/3/1998
TRC98-0157	12 X 48	PHOENIX	6/17/1998
TRC98-0158	12 X 60	PHOENIX	6/17/1998
TRC98-0160	12 X 60	PHOENIX	6/17/1998
TRC98-0166	10 X 36	LA-CHINO	7/23/1998
TRC98-0168	10 X 36	PHOENIX	7/23/1998
TRC98-0173	12 X 48	PHOENIX	7/23/1998
TRC98-0177	8 X 24	PHOENIX	8/5/1998
TRC98-0178	8 X 24	PHOENIX	8/5/1998
TRC98-0179	8 X 24	PHOENIX	8/5/1998
TRC98-0181	8 X 32	PHOENIX	8/5/1998
TRC98-0184	8 X 32	PHOENIX	8/5/1998
TRC98-0197	8 X 32	LA-CHINO	8/5/1998
TRC98-0206	10 X 36	PHOENIX	8/5/1998
TRC98-0208	10 X 36	BAKERSFLD	8/5/1998
TRC98-0215	12 X 48	PHOENIX	8/5/1998
TRC98-0219	12 X 48	LAS VEGAS	8/5/1998
TRC98-0231	12 X 60	PHOENIX	8/5/1998
TRC98-0232	12 X 60	LAS VEGAS	8/5/1998
TRC98-0233	12 X 60	PHOENIX	8/5/1998
TRC98-0240	12 X 60	LAS VEGAS	8/5/1998

Navision Fixed Asset Number	Item Number	Dept Code	Acquire Date
TRC98-0269	8 X 24	PHOENIX	10/15/1998
TRC98-0278	8 X 32	LAS VEGAS	10/15/1998
TRC98-0279	8 X 32	PHOENIX	10/15/1998
TRC98-0287	10 X 36	PHOENIX	10/15/1998
TRC98-0288	10 X 36	PHOENIX	10/15/1998
TRC98-0294	10 X 36	PHOENIX	10/15/1998
TRC98-0298	12 X 48	PHOENIX	10/15/1998
TRC98-0307	12 X 60	PHOENIX	10/15/1998
TRC98-0318 A/B	24 X	LA-CHINO	1/31/1999
TRC99-0001	12 X 48	BAKERSFLD	1/31/1999
TRC99-0004	12 X 48	BAKERSFLD	2/28/1999
TRC99-0006	12 X 48	LA-CHINO	2/28/1999
TRC99-0008	12 X 48	PHOENIX	2/28/1999
TRC99-0017	8 X 24	PHOENIX	2/28/1999
TRC99-0023	8 X 32	PHOENIX	3/31/1999
TRC99-0030	10 X 36	BAKERSFLD	3/31/1999
TRC99-0034	10 X 36	PHOENIX	2/28/1999
TRC99-0042	12 X 48	PHOENIX	2/28/1999
TRC99-0047	12 X 48	BAKERSFLD	3/31/1999
TRC99-0057	12 X 60	PHOENIX	2/28/1999
TRC99-0063	12 X 60	PHOENIX	2/28/1999
TRC99-0065	12 X 60	PHOENIX	2/28/1999
TRC99-0069	12 X 60	PHOENIX	2/28/1999
TRC99-0070	12 X 60	PHOENIX	3/31/1999
TRC99-0085	12 X 60 SALES	DENVER	3/31/1999
TRUCK #00499	TRUCKS	YAKIMA	12/26/2019
TRUCK #00514	TRUCKS	LA-CHINO	3/16/2017
TRUCK #00519	TRUCKS-TRAILER	AUSTIN	9/6/2017
TRUCK #00521	TRUCKS-TRAILER	ST. LOUIS	9/7/2017
TRUCK #00531	TRUCKS	BOSTON	9/5/2017
TRUCK #00532	TRUCKS	ORLANDO	9/5/2017
TRUCK #00544	TRUCKS-SERVICE	MILWAUKEE	10/23/2017
TRUCK #00548	TRUCKS	CORP	1/1/2018
TRUCK #00549	TRUCKS	LAFAYETTE	1/4/2018
TRUCK #00550	TRUCKS	CORP	1/1/2018
TRUCK #00551	TRUCKS	CORP	1/1/2018
TRUCK #00552	TRUCKS	CORP	1/1/2018
TRUCK #00553	TRUCKS-TRAILER	CORP	1/1/2018
TRUCK #00554	TRUCKS-TRAILER	HOUMA	1/4/2018
TRUCK #00555	TRUCKS-TRAILER	CORP	1/1/2018
TRUCK #00556	TRUCKS-TRAILER	LAFAYETTE	1/4/2018
TRUCK #00557	TRUCKS-TRAILER	LAFAYETTE	1/1/2018

Navision Fixed Asset Number	Item Number	Dept Code	Acquire Date
TRUCK #00558	TRUCKS	LAFAYETTE	1/1/2018
TRUCK #00559	TRUCKS	LAFAYETTE	1/4/2018
TRUCK #00564	TRUCKS-SERVICE	LAFAYETTE	12/15/2017
TRUCK #00569	TRUCKS	VERMONT	2/7/2018
TRUCK #00570	TRUCKS-TRAILER	VERMONT	2/7/2018
TRUCK #00571	TRUCKS	VERMONT	2/7/2018
TRUCK #00575	TRUCKS-TRAILER	DETROIT	1/31/2018
TRUCK #00586	TRUCKS	LOUISVILLE	7/8/2018
TRUCK #00602	TRUCKS	BALTIMORE	9/7/2018
TRUCK #00616	TRUCKS	MIAMI	10/2/2018
TRUCK #00618	TRUCKS	MIAMI	10/2/2018
TRUCK #00629	Trailer	MILWAUKEE	12/13/2018
TRUCK #00630	TRUCKS	TILTON	10/18/2018
TRUCK #00633	TRUCKS	TILTON	10/18/2018
TRUCK #00636	TRUCKS	TILTON	10/18/2018
TRUCK #00637	TRUCKS	TILTON	10/18/2018
TRUCK #00651	Transport Trucks	CHICAGO	11/30/2018
TRUCK #00652	Transport Trucks	ATLANTA	11/8/2018
TRUCK #00653	Forklift	LOUISVILLE	11/1/2018
TRUCK #00677	TRUCKS-FORKLIFT	PHOENIX	4/4/2019
TRUCK #00680	TRUCKS	BOSTON	6/11/2019
TRUCK #00683	TRUCKS	ST. LOUIS	10/2/2019
TRUCK #00684	TRUCKS	LEXINGTON	5/10/2019
TRUCK #00685	TRUCKS-TRAILER	LEXINGTON	5/10/2019
TRUCK #00686	TRUCKS-TRAILER	LEXINGTON	5/10/2019
TRUCK #00687	TRUCKS-FORKLIFT	LEXINGTON	5/10/2019
TRUCK #00688	TRUCKS	LEXINGTON	5/10/2019
TRUCK #00689	TRUCKS-TRAILER	LEXINGTON	5/10/2019
TRUCK #00690	TRUCKS	LEXINGTON	5/10/2019
TRUCK #00691	TRUCKS-FORKLIFT	LEXINGTON	5/10/2019
TRUCK #00692	TRUCKS	LEXINGTON	5/10/2019
TRUCK #00712	TRUCKS	TAMPA	8/20/2019
TRUCK #00713	TRUCKS	MIAMI	8/20/2019
TRUCK #00727	TRUCKS-TRAILER	DETROIT	11/8/2019
TRUCK #00731	TRUCKS-TRAILER	TAMPA	11/8/2019
TRUCK #00738	TRUCKS-SERVICE	TOLEDO	10/24/2019
TRUCK #00745	TRUCKS	GREEN BAY	11/26/2019
TRUCK #00749	TRUCKS-FORKLIFT	TILTON	12/11/2019
TRUCK #00754	TRUCKS	CORPUS C	2/4/2020
TRUCK #00757	TRUCKS	CORP	3/5/2020
TRUCK #00758	TRUCKS	CORP	3/5/2020
TRUCK #00759	TRUCKS	CORP	3/5/2020

Navision Fixed Asset Number	Item Number	Dept Code	Acquire Date
TRUCK #00760	TRUCKS	CORP	3/5/2020
TRUCK #00761	TRUCKS-TRAILER	CORP	3/5/2020
TRUCK #00762	TRUCKS-TRAILER	CORP	3/5/2020
TRUCK #00765	TRUCKS-TRAILER	BOSTON	5/8/2020
TRUCK #00766	TRUCKS	ELKHART	6/25/2020
TRUCK #00768	TRUCKS	VERMONT	5/29/2020
TRUCK #00770	TRUCKS-SERVICE	CLEVELAND	6/25/2020
Truck #100	TRUCKS-TRAILER	ALBANY	1/30/2007
TRUCK #101	TRUCKS	CHICAGO	2/2/2007
Truck #104	TRUCKS-YARD DOG	CHARLOTTE	2/28/2007
TRUCK #107	TRUCKS	CINCINNATI	5/23/2007
TRUCK #108	TRUCKS	ELKHART	5/23/2007
TRUCK #113	TRUCKS	ST. LOUIS	6/1/2007
Truck #119	TRUCKS-SERVICE	DENVER	7/10/2007
Truck #124	TRUCKS-SERVICE	CLEVELAND	10/31/2007
Truck #125	TRUCKS-EMP VEHICLE	CINCINNATI	10/31/2007
Truck #129	TRUCKS-SERVICE	PITTSBURGH	2/27/2008
TRUCK #131	TRUCKS-TRAILER	CINCINNATI	3/19/2008
Truck #134	TRUCKS-TRAILER	LA-CHINO	4/16/2008
Truck #138	TRUCKS	SALT LAKE	7/21/2008
Truck #140	TRUCKS-TRAILER	LA-CHINO	10/21/2008
Truck #143	TRUCKS-TRAILER	SALT LAKE	12/8/2008
Truck #144	TRUCKS-TRAILER	LAS VEGAS	12/8/2008
TRUCK #146	TRUCKS	ELKO	12/8/2008
Truck #147	TRUCKS-SERVICE	SALT LAKE	12/8/2008
Truck #151	TRUCKS-TRAILER	LOUISVILLE	4/24/2009
TRUCK #157	TRUCKS	ELKHART	11/12/2009
Truck #158	TRUCKS-TRAILER	CINCINNATI	1/0/1900
Truck #159	TRUCKS-SERVICE	CHARLOTTE	1/15/2010
Truck #160	TRUCKS-TRAILER	ORLANDO	2/22/2010
Truck #162	TRUCKS-TRAILER	ELKHART	7/19/2010
Truck #163	TRUCKS	CINCINNATI	8/5/2010
Truck #164	TRUCKS-SERVICE	TOLEDO	8/10/2010
Truck #165	TRUCKS-SERVICE	ST. LOUIS	8/12/2010
Truck #166	TRUCKS-SERVICE	NEW BRUNS	9/8/2010
Truck #167	TRUCKS-TRAILER	TOLEDO	11/30/2010
Truck #168	TRUCKS-SERVICE	LAS VEGAS	10/13/2010
Truck #170	TRUCKS-SERVICE	CHARLESTON	5/27/2011
Truck #172	TRUCKS-SERVICE	ORLANDO	6/21/2011
Truck #173	TRUCKS	DETROIT	6/30/2011
Truck #174	TRUCKS	PADUCAH	6/30/2011
Truck #175	TRUCKS-SERVICE	INDPLS	8/1/2011

Navision Fixed Asset Number	Item Number	Dept Code	Acquire Date
Truck #176	TRUCKS-TRAILER	ELKHART	11/8/2011
Truck #177	TRUCKS	COLUMBUS	8/10/2011
Truck #178	TRUCKS-SERVICE	LA-CHINO	9/12/2011
Truck #179	TRUCKS	INDPLS	10/25/2011
Truck #180	TRUCKS-SERVICE	BAKERSFLD	10/12/2011
Truck #181	TRUCKS-TRAILER	ORLANDO	1/16/2012
Truck #182	TRUCKS-TRAILER	CHARLOTTE	11/17/2011
Truck #183	TRUCKS-EMP VEHICLE	DALLAS	11/8/2011
Truck #184	TRUCKS-EMP VEHICLE	PADUCAH	11/8/2011
TRUCK #189	TRUCKS-TRAILER	DENVER	4/4/2012
TRUCK #200	TRUCKS	CORP	7/2/2012
TRUCK #247	TRUCKS-TRAILER	LEXINGTON	10/31/2014
TRUCK #248	TRUCKS-TRAILER	PADUCAH	10/31/2014
TRUCK #249	TRUCKS-TRAILER	PADUCAH	10/31/2014
TRUCK #250	TRUCKS-TRAILER	PADUCAH	10/31/2014
TRUCK #251	TRUCKS-SERVICE	ELKHART	4/17/2014
Truck #252	TRUCKS-TRAILER	COLUMBUS	2/28/2014
TRUCK #258	TRUCKS-SERVICE	KANSAS CIT	2/27/2014
Truck #261	TRUCKS-EMP VEHICLE	CORP	4/18/2014
Truck #263	TRUCKS	CINCINNATI	5/12/2014
TRUCK #265	TRUCKS	PITTSBURGH	7/31/2014
TRUCK #266	TRUCKS	CHARLOTTE	7/31/2014
TRUCK #267	TRUCKS	TOLEDO	7/31/2014
TRUCK #275	TRUCKS	SAN ANTON	7/1/2014
TRUCK #278	TRUCKS-TRAILER	CORPUS C	7/1/2014
TRUCK #279	TRUCKS-TRAILER	WATFORD	7/1/2014
TRUCK #280	TRUCKS-TRAILER	CORPUS C	7/1/2014
TRUCK #281	TRUCKS-TRAILER	SAN ANTON	7/1/2014
TRUCK #289	TRUCKS	CORPUS C	7/1/2014
TRUCK #300	TRUCKS	LA-CHINO	10/2/2014
TRUCK #302	TRUCKS	ALBANY	10/9/2014
TRUCK #304	TRUCKS-SERVICE	MILWAUKEE	1/0/1900
TRUCK #310	TRUCKS	MILWAUKEE	10/20/2014
TRUCK #313	TRUCKS-SERVICE	GREEN BAY	10/20/2014
TRUCK #314	TRUCKS	GREEN BAY	10/20/2014
TRUCK #320	TRUCKS-TRAILER	GREEN BAY	11/19/2014
TRUCK #323	TRUCKS-TRAILER	MADISON	10/20/2014
TRUCK #334	TRUCKS	ORLANDO	10/30/2014
TRUCK #335	TRUCKS	GREEN BAY	11/12/2014
TRUCK #336	TRUCKS	MILWAUKEE	11/12/2014
TRUCK #337	TRUCKS	GREEN BAY	11/12/2014

Navision Fixed Asset Number	Item Number	Dept Code	Acquire Date
TRUCK #338	TRUCKS	GREEN BAY	11/12/2014
TRUCK #340	TRUCKS	MILWAUKEE	11/12/2014
TRUCK #341	TRUCKS-TRAILER	MILWAUKEE	11/12/2014
TRUCK #342	TRUCKS-TRAILER	GREEN BAY	11/12/2014
TRUCK #343	TRUCKS-TRAILER	MILWAUKEE	11/12/2014
TRUCK #344	TRUCKS-TRAILER	MILWAUKEE	11/12/2014
TRUCK #345	TRUCKS-TRAILER	MILWAUKEE	11/12/2014
TRUCK #346	TRUCKS	KANSAS CIT	11/21/2014
TRUCK #349	TRUCKS-SERVICE	LAS VEGAS	11/10/2014
TRUCK #360	TRUCKS-SERVICE	COLUMBUS	11/14/2014
TRUCK #361	TRUCKS-SERVICE	CHARLOTTE	11/14/2014
TRUCK #362	TRUCKS-SERVICE	COLUMBUS	11/14/2014
TRUCK #365	TRUCKS-TRAILER	QUAD CITIE	11/14/2014
TRUCK #366	TRUCKS-TRAILER	QUAD CITIE	11/14/2014
TRUCK #367	TRUCKS-TRAILER	COLUMBUS	11/14/2014
TRUCK #371	TRUCKS	INDPLS	2/6/2015
TRUCK #373	TRUCKS-SERVICE	SAN ANTON	3/27/2015
TRUCK #374	TRUCKS	COLUMBUS	2/24/2015
TRUCK #376	TRUCKS-TRAILER	INDPLS	1/26/2015
TRUCK #379	TRUCKS	SAN ANTON	1/9/2015
TRUCK #38	TRUCKS-YARD DOG	KANSAS CIT	4/23/2001
TRUCK #381	TRUCKS-SERVICE	AUSTIN	1/9/2015
TRUCK #382	TRUCKS-TRAILER	SAN ANTON	1/9/2015
TRUCK #383	TRUCKS-TRAILER	SAN ANTON	1/9/2015
TRUCK #384	TRUCKS-TRAILER	AUSTIN	1/9/2015
TRUCK #386	TRUCKS-SERVICE	INDPLS	2/2/2015
TRUCK #391	TRUCKS	ST. LOUIS	2/20/2015
TRUCK #424	TRUCKS-TRAILER	LA-CHINO	8/14/2015
TRUCK #442	TRUCKS-TRAILER	SEATTLE	10/16/2015
TRUCK #450	TRUCKS-TRAILER	SEATTLE	10/16/2015
TRUCK #470	TRUCKS	BOSTON	4/4/2016
TRUCK #477	TRUCKS-TRAILER	BOSTON	4/4/2016
Truck #57	TRUCKS-SERVICE	ST. LOUIS	2/29/2004
Truck #61	TRUCKS-SERVICE	NASHVILLE	6/16/2004
Truck #64	TRUCKS-TRAILER	CINCINNATI	8/27/2004
Truck #65	TRUCKS-TRAILER	TOLEDO	10/12/2004
Truck #75	TRUCKS-EMP VEHICLE	NASHVILLE	2/24/2005
Truck #77	TRUCKS-TRAILER	JACKSONVIL	6/13/2005
TRUCK #78	TRUCKS	LOUISVILLE	6/8/2005
Truck #94	TRUCKS-SERVICE	LAS VEGAS	7/13/2006
Truck #97	TRUCKS-TRAILER	ELKHART	1/12/2007
TSI16558	10 X 40	NASHVILLE	5/2/1997

Navision Fixed Asset Number	Item Number	Dept Code	Acquire Date
TSI16560	10 X 50	ST. LOUIS	4/30/1997
TSI17424	10 X 50	CLEVELAND	5/20/1997
TSI17425	10 X 50	COLUMBUS	5/20/1997
TSI17429	12 X 60	CINCINNATI	5/20/1997
TSI17431	12 X 60	CINCINNATI	5/28/1997
TSI17432	12 X 60	COLUMBUS	5/30/1997
TUR2847	10 X 50	INDPLS	4/30/1997
TUR2888 B/C	24 X	MEMPHIS	7/31/1997
TUR2980	10 X 50	NASHVILLE	5/2/1997
TUR2981	10 X 50	CINCINNATI	5/12/1997
TUR3007	12 X 60	ST. LOUIS	5/30/1997
TUR3011	10 X 40	CINCINNATI	3/31/1997
TUR3023	10 X 50	KANSAS CIT	4/30/1997
TUR3048	12 X 60	LITTLEROCK	9/26/1997
TUR3049	12 X 60	TOLEDO	5/2/1997
TUR3054	12 X 48	ELKHART	4/28/1997
TUR3056	8 X 30	ST. LOUIS	4/8/1997
TUR3070	10 X 40	CINCINNATI	4/14/1997
TUR3073	12 X 60	CINCINNATI	4/15/1997
TUR3074	12 X 60	CINCINNATI	6/3/1997
TUR3080	10 X 40	TOLEDO	4/29/1997
TUR3084	12 X 60	INDPLS	4/29/1997
TUR3126	12 X 60	CINCINNATI	5/2/1997
TUR3209	12 X 48 SALES	ELKHART	4/24/1997
TUR3210	12 X 60 SALES	CINCINNATI	4/24/1997
TUR3211	12 X 60 SALES	CINCINNATI	4/25/1997
TUR3227	8 X 30	INDPLS	5/29/1997
TUR3229	8 X 30	INDPLS	5/27/1997
TUR3232	8 X 30	TOLEDO	6/5/1997
TUR3248	10 X 40	LITTLEROCK	4/28/1997
TUR3249	10 X 40	PITTSBURGH	5/2/1997
TUR3250	10 X 40	CHARLESTON	5/12/1997
TUR3251	10 X 50	INDPLS	5/9/1997
TUR3271	12 X 60	ST. LOUIS	10/2/1997
TUR3274	8 X 30	TOLEDO	7/17/1997
TUR3276	8 X 30	INDPLS	6/3/1997
TUR3277	8 X 30	CHICAGO	8/25/1997
TUR3286	12 X 60	ST. LOUIS	10/6/1997
TUR3330	8 X 30	CINCINNATI	8/11/1997
TUR3338	10 X 40	CLEVELAND	8/28/1997
TUR3339	10 X 40	CLEVELAND	5/13/1997
TUR3344	10 X 50	CHICAGO	10/16/1997

Navision Fixed Asset Number	Item Number	Dept Code	Acquire Date
TUR3346	12 X 60	INDPLS	6/3/1997
TUR3347	12 X 60	INDPLS	6/19/1997
TUR3350	8 X 32 O/S	ELKHART	6/17/1997
TUR3363	12 X 60	INDPLS	6/5/1997
TUR3365	10 X 40	DETROIT	7/22/1997
TUR3367	10 X 50	ELKHART	8/6/1997
TUR3368	12 X 60	CLEVELAND	6/6/1997
TUR3378	10 X 40	CLEVELAND	5/23/1997
TUR3387	10 X 50	MILWAUKEE	8/8/1997
TUR3388	10 X 50	CHARLESTON	6/13/1997
TUR3389	10 X 50	ELKHART	9/22/1997
TUR3390	12 X 60	ST. LOUIS	6/19/1997
TUR3391	12 X 60	INDPLS	6/6/1997
TUR3408 A/B	24 X	COLUMBUS	7/18/1997
TUR3409	10 X 50	INDPLS	7/14/1997
TUR3428	12 X 60	LOUISVILLE	7/2/1997
TUR3430	12 X 60	INDPLS	9/10/1997
TUR3436	8 X 24	CINCINNATI	9/8/1997
TUR3450	8 X 30	CHICAGO	8/4/1997
TUR3452	10 X 40	ELKHART	8/4/1997
TUR3456	10 X 50	ST. LOUIS	7/16/1997
TUR3458	10 X 50	TOLEDO	7/30/1997
TUR3460	12 X 60	ST. LOUIS	7/15/1997
TUR3461	12 X 60	ELKHART	7/16/1997
TUR3463	12 X 60	ST. LOUIS	10/6/1997
TUR3464	12 X 60	PITTSBURGH	7/30/1997
TUR3466	12 X 60	TOLEDO	7/30/1997
TUR3467	12 X 60	LOUISVILLE	7/28/1997
TUR3471	12 X 60	NASHVILLE	6/13/1997
TUR3473	12 X 60	ST. LOUIS	6/16/1997
TUR3474	12 X 60	LEXINGTON	6/16/1997
TUR3475	12 X 60	ST. LOUIS	6/17/1997
TUR3477	12 X 60	INDPLS	6/17/1997
TUR3504	12 X 60	LOUISVILLE	6/30/1997
TUR3512	12 X 60	CINCINNATI	6/26/1997
TUR3515	12 X 36 SALES	INDPLS	7/9/1997
TUR3524	12 X 60	INDPLS	7/9/1997
TUR3575	12 X 60	ST. LOUIS	8/6/1997
TUR3576	12 X 60	MEMPHIS	8/6/1997
TUR3577	12 X 60	NASHVILLE	8/7/1997
TUR3591	12 X 60	PITTSBURGH	8/20/1997

Navision Fixed Asset Number	Item Number	Dept Code	Acquire Date
TUR3592 A/B	24 X	GREEN BAY	9/12/1997
TUR3595	12 X 60	CLEVELAND	8/13/1997
TUR3609 A / B	24 X	ST. LOUIS	9/29/1997
TUR3615	10 X 50	ELKHART	9/4/1997
TUR3618	12 X 60	CHICAGO	8/26/1997
TUR3625	12 X 60	CHICAGO	9/8/1997
TUR3626	12 X 60	CHARLESTON	9/8/1997
TUR3627	12 X 60	CINCINNATI	9/8/1997
TUR3637 A/B	24 X	LOUISVILLE	9/15/1997
TUR3638 A/B	24 X	KANSAS CIT	9/26/1997
TUR3653	12 X 60	CHICAGO	9/26/1997
TUR3654	12 X 60	ELKHART	9/26/1997
TUR3689	12 X 60	CHICAGO	10/13/1997
TUR3691	12 X 60	INDPLS	10/13/1997
TUR3693	12 X 60	NASHVILLE	10/10/1997
TUR3714	12 X 60	INDPLS	10/30/1997
TUR3749	12 X 60	PITTSBURGH	12/4/1997
TUR3753	10 X 40	INDPLS	12/2/1997
TUR3759	10 X 50	WICHITA	12/4/1997
TUR3768	12 X 60	CHICAGO	12/8/1997
TUR3769	12 X 60	INDPLS	12/11/1997
UM-0003	10 X 36	PHOENIX	7/20/2000
UM-0005	10 X 36	DENVER	7/20/2000
UM-0006	10 X 36	PHOENIX	7/20/2000
UM-0007	10 X 36	PHOENIX	5/31/2000
UM-0008	10 X 36	PHOENIX	5/31/2000
UM-0012	12 X 48	PHOENIX	7/31/2000
UM-0013	12 X 48	PHOENIX	7/31/2000
UM-0020	12 X 60	PHOENIX	5/31/2000
UM-0021	12 X 60	PHOENIX	5/31/2000
UM-0022	12 X 60	PHOENIX	5/31/2000
UM-0037	12 X 48	BAKERSFLD	8/17/2000
UM-0038	12 X 48	DENVER	8/17/2000
UM-0042	12 X 60	DENVER	8/14/2000
UM-0043	12 X 60	DENVER	8/14/2000
UM-0055881	12 X 60	LAS VEGAS	5/12/2006
UM-0055882	12 X 60	ELKO	5/12/2006
UM-0055883	12 X 60	PHOENIX	5/12/2006
UM-0055885	12 X 60	PHOENIX	5/12/2006
UM-0055886	12 X 60	PHOENIX	5/12/2006
UM-0055891 1/2	24 X	ELKO	5/12/2006

Navision Fixed Asset Number	Item Number	Dept Code	Acquire Date
UM-0975	12 X 48	PHOENIX	11/27/2000
UM-0977	12 X 60	PHOENIX	11/3/2000
UM-0978	12 X 60	PHOENIX	11/3/2000
UM-0979	12 X 60	PHOENIX	11/27/2000
UM-0981	12 X 60	PHOENIX	12/26/2000
UM-0983	12 X 60	LAS VEGAS	12/12/2000
UM-0984	12 X 60	PHOENIX	12/12/2000
UM-0989	10 X 36	PHOENIX	12/26/2000
UM-0996	8 X 24	DENVER	12/26/2000
UM-1089	12 X 60	PHOENIX	12/26/2000
UM-1095	10 X 36	PHOENIX	1/25/2001
UM-1135	12 X 60	PHOENIX	1/29/2001
UM-1136	12 X 60	PHOENIX	1/29/2001
UM-1288 A/B	24 X	DENVER	4/6/2001
UM-1290 A/B	24 X	DENVER	4/6/2001
UM-1467	12 X 48	LAS VEGAS	4/16/2001
UM-1468	12 X 60	PHOENIX	4/23/2001
UM-1471	12 X 60	DENVER	4/23/2001
UM-1472	12 X 48	PHOENIX	4/16/2001
UM-1473	12 X 48	PHOENIX	4/16/2001
UM-1476	10 X 36	PHOENIX	4/24/2001
UM-1478	10 X 36	DENVER	4/24/2001
UM-1479	10 X 36	DENVER	4/24/2001
UM-1486	12 X 60	DENVER	5/9/2001
UM-1487	12 X 60	DENVER	5/9/2001
UM-1488	12 X 60	DENVER	5/9/2001
UM-1490	12 X 48	SALT LAKE	4/16/2001
UM-1491	12 X 48	DENVER	4/16/2001
UM-1492	12 X 48	DENVER	5/15/2001
UM-1494	12 X 48	PHOENIX	4/16/2001
UM-1496	12 X 48	DENVER	4/16/2001
UM-1498	10 X 36	DENVER	4/30/2001
UM-1499	10 X 36	DENVER	4/30/2001
UM-1506	8 X 32	DENVER	4/24/2001
UM-1702	12 X 60	DENVER	5/30/2001
UM-1703	12 X 60	DENVER	5/30/2001
UM-1706	12 X 48	DENVER	5/30/2001
UM-1707	12 X 48	DENVER	5/30/2001
UM-1708	12 X 48	DENVER	5/30/2001
UM-1876	24 X	PHOENIX	6/21/2001
UM-2237 A/B	24 X	DENVER	12/5/2001
UM-2411	12 X 60 SALES	PHOENIX	4/4/2002

Schedule 12

Navision Fixed Asset Number	Item Number	Dept Code	Acquire Date
UM-2414	12 X 60 SALES	PHOENIX	4/30/2002
UM-2461 A/B	24 X	DENVER	7/24/2002
UM-2473	12 X 60 SALES	DENVER	7/31/2002
UM-50270	12 X 60	PHOENIX	5/25/2004
UM-50271	12 X 60	PHOENIX	5/25/2004
UM-50272	12 X 60	PHOENIX	6/11/2004
UM-50273	12 X 60	PHOENIX	6/11/2004
UM-50274	12 X 60	DENVER	6/11/2004
UM-50275	12 X 60	LA-CHINO	6/11/2004
UM-50276 1/2	24 X	LA-CHINO	6/11/2004
UM-50651	10 X 36	LA-CHINO	9/21/2004
UM-50652	10 X 36	LA-CHINO	9/21/2004
UM-50653	10 X 44	PHOENIX	7/29/2004
UM-50654	10 X 44	PHOENIX	7/29/2004
UM-50833	12 X 60	DENVER	8/31/2004
UM-50834	12 X 60	LAS VEGAS	9/27/2004
UM-50835	12 X 48	LA-CHINO	9/27/2004
UM-50836	12 X 48	PHOENIX	9/27/2004
UM-50837	12 X 60	PHOENIX	9/27/2004
UM-50838	10 X 44	BAKERSFLD	9/21/2004
UM-50839	10 X 36	PHOENIX	8/13/2004
UM-51410	12 X 60	PHOENIX	9/30/2004
UM-51581	12 X 60	PHOENIX	10/29/2004
UM-51954	12 X 48 SALES	PHOENIX	1/20/2005
UM-52030 1/2	24 X	PHOENIX	2/28/2005
UM-52036	12 X 48 SALES	PHOENIX	1/19/2005
UM-52037	12 X 48 SALES	PHOENIX	2/8/2005
UM-52038	10 X 36	PHOENIX	1/19/2005
UM-52039	10 X 36	PHOENIX	2/8/2005
UM-52040	10 X 36	PHOENIX	2/8/2005
UM-52041	10 X 36	PHOENIX	2/8/2005
UM-52043	12 X 60	PHOENIX	1/19/2005
UM-52044	12 X 60	PHOENIX	1/19/2005
UM-52045	10 X 44	PHOENIX	2/8/2005
UM-52046	12 X 48	PHOENIX	1/19/2005
UM-52072	12 X 60 SALES	DENVER	2/8/2005
UM-52996 1/2	24 X	LA-CHINO	4/27/2005
UM-53028	12 X 60	PHOENIX	4/30/2005
UM-53141	12 X 60	PHOENIX	5/23/2005
UM-53169 1/2	24 X	LA-CHINO	5/16/2005
UM-53246	10 X 36	DENVER	5/31/2005
UM-53247	10 X 36	PHOENIX	5/31/2005

Navision Fixed Asset Number	Item Number	Dept Code	Acquire Date
UM-53248	12 X 48	DENVER	5/31/2005
UM-53250	12 X 48 SALES	DENVER	5/31/2005
UM-53251	12 X 60 SALES	DENVER	5/31/2005
UM-53252 1/2	24 X	DENVER	5/31/2005
UM-53254	12 X 60 SALES	LA-CHINO	7/28/2005
UM-54072 1/2	24 X	DENVER	9/19/2005
UM-54489 1/2	24 X	PHOENIX	11/7/2005
UM-54503 1/2	24 X	BAKERSFLD	11/7/2005
UM-54798	12 X 60	PHOENIX	12/13/2005
UM-55244	12 X 60	PHOENIX	12/28/2005
UM-55245	12 X 60	PHOENIX	12/28/2005
UM-55246	12 X 60	PHOENIX	12/28/2005
UM-55247	12 X 60	PHOENIX	12/28/2005
UM-55248	12 X 48 SALES	DENVER	1/31/2006
UM-55249	12 X 48 SALES	DENVER	1/31/2006
UM-55265	8 X 24	PHOENIX	2/16/2006
UM-55397	12 X 60	PHOENIX	1/27/2006
UM-55398	12 X 60	PHOENIX	2/24/2006
UM-55502	12 X 60	PHOENIX	2/16/2006
UM-55503	12 X 60	PHOENIX	2/16/2006
UM-55504	12 X 60 SALES	PHOENIX	2/16/2006
UM-55839	10 X 36	PHOENIX	6/28/2006
UM-55852	8 X 32	PHOENIX	6/28/2006
UM-55854	8 X 32	PHOENIX	6/28/2006
UM-56073 1/2/3/4/5/6	60 X	PHOENIX	8/8/2006
UM-56308	12 X 60 SALES	PHOENIX	8/21/2006
UM-56309	12 X 60 SALES	PHOENIX	8/21/2006
UM-56376 1/2	24 X	PHOENIX	9/13/2006
UM-56546 1/2	24 X	PHOENIX	11/28/2006
UM-56548	12 X 48	DENVER	11/28/2006
UM-56550	10 X 44	PHOENIX	11/28/2006
UM-56551	12 X 60	PHOENIX	11/28/2006
UM-56552	12 X 60	PHOENIX	11/28/2006
UM-56554	12 X 60	PHOENIX	11/28/2006
UM-56555	12 X 60	PHOENIX	11/28/2006
UM-56575	12 X 48 SALES	DENVER	11/28/2006
UM-56576	12 X 48 SALES	DENVER	12/14/2006
UM-56577	12 X 48 SALES	DENVER	12/14/2006
UM-56774	8 X 24	PHOENIX	12/29/2006
UM-57084	12 X 60	PHOENIX	5/16/2007
UM-57085	12 X 60	PHOENIX	5/16/2007
UM-57086	12 X 60	PHOENIX	5/16/2007

Navision Fixed Asset Number	Item Number	Dept Code	Acquire Date
UM-57087	12 X 48	PHOENIX	5/3/2007
UM-57088	12 X 48	PHOENIX	5/3/2007
UM-57089	10 X 36	PHOENIX	6/4/2007
UM-57090	10 X 36	PHOENIX	6/4/2007
UM-57414 A/B	24 X	PHOENIX	10/3/2007
UM-57444 1/2	24 X	PHOENIX	10/5/2007
UM-57621 1/2	24 X	PHOENIX	12/31/2007
WS84-A12425	12 X 60	LA-CHINO	6/6/2008
WS85-63S00200749/751	24 X	LA-CHINO	6/6/2008
WS86-63S0201127/129	24 X	LA-CHINO	6/6/2008
WS86-63S0201130-31	24 X	LA-CHINO	6/6/2008
WS87-43S20772-73	24 X	LAS VEGAS	6/6/2008
WSI-1240-10677	12 X 48	LA-CHINO	6/6/2008
WSI-1260-11534-11538	60 X	BAKERSFLD	6/6/2008
FA-92223	VAN	BALTIMORE	2/28/2020
FA-92239	VAN	BALTIMORE	2/28/2020
FA-92241	VAN	BALTIMORE	2/28/2020
FA-92242	VAN	BALTIMORE	2/28/2020
FA-92243	VAN	BALTIMORE	2/28/2020
FA-92244	VAN	BALTIMORE	2/28/2020
FA-92246	VAN	BALTIMORE	2/28/2020
FA-92247	VAN	BALTIMORE	2/28/2020
FA-92248	VAN	BALTIMORE	2/28/2020
FA-92250	VAN	BALTIMORE	2/28/2020
FA-92251	VAN	BALTIMORE	2/28/2020
FA-92252	VAN	BALTIMORE	2/28/2020
FA-92253	VAN	BALTIMORE	2/28/2020
FA-92254	VAN	BALTIMORE	2/28/2020
FA-92284	VAN	BALTIMORE	2/28/2020
FA-92294	VAN	BALTIMORE	2/28/2020
FA-92296	VAN	BALTIMORE	2/28/2020
FA-92297	VAN	BALTIMORE	2/28/2020
FA-92298	VAN	BALTIMORE	2/28/2020
FA-92302	VAN	BALTIMORE	2/28/2020
FA-92316	VAN	BALTIMORE	2/28/2020
FA-92317	VAN	BALTIMORE	2/28/2020
FA-92318	VAN	BALTIMORE	2/28/2020
FA-92350	VAN	BALTIMORE	2/28/2020
FA-92351	VAN	BALTIMORE	2/28/2020
FA-92352	VAN	BALTIMORE	2/28/2020

Navision Fixed Asset Number	Item Number	Dept Code	Acquire Date
FA-92356	VAN	BALTIMORE	2/28/2020
FA-92380	VAN	BALTIMORE	2/28/2020
FA-92389	VAN	BALTIMORE	2/28/2020
FA-92390	VAN	BALTIMORE	2/28/2020
FA-92391	VAN	BALTIMORE	2/28/2020
FA-92392	VAN	BALTIMORE	2/28/2020
FA-92393	VAN	BALTIMORE	2/28/2020
FA-92395	VAN	BALTIMORE	2/28/2020
FA-92396	VAN	BALTIMORE	2/28/2020
FA-92397	VAN	BALTIMORE	2/28/2020
FA-92398	VAN	BALTIMORE	2/28/2020
FA-92399	VAN	BALTIMORE	2/28/2020
FA-92400	VAN	BALTIMORE	2/28/2020
FA-92401	VAN	PHL	2/28/2020
FA-92402	VAN	BALTIMORE	2/28/2020
FA-92446	VAN	BALTIMORE	2/28/2020
FA-92447	VAN	BALTIMORE	2/28/2020
FA-92449	VAN	BALTIMORE	2/28/2020
FA-92451	VAN	BALTIMORE	2/28/2020
FA-92452	VAN	BALTIMORE	2/28/2020
FA-92453	VAN	BALTIMORE	2/28/2020
FA-92454	VAN	BALTIMORE	2/28/2020
FA-92455	VAN	BALTIMORE	2/28/2020
FA-92457	VAN	BALTIMORE	2/28/2020
FA-92459	VAN	BALTIMORE	2/28/2020
FA-92460	VAN	BALTIMORE	2/28/2020
FA-92461	VAN	BALTIMORE	2/28/2020
FA-92462	VAN	BALTIMORE	2/28/2020
FA-92463	VAN	BALTIMORE	2/28/2020
FA-92464	VAN	BALTIMORE	2/28/2020
FA-92465	VAN	BALTIMORE	2/28/2020
FA-92466	VAN	BALTIMORE	2/28/2020
FA-92467	VAN	BALTIMORE	2/28/2020
FA-92468	VAN	BALTIMORE	2/28/2020
FA-92469	VAN	BALTIMORE	2/28/2020
FA-92470	VAN	BALTIMORE	2/28/2020
FA-92471	VAN	BALTIMORE	2/28/2020
FA-92472	VAN	BALTIMORE	2/28/2020
FA-92473	VAN	BALTIMORE	2/28/2020
FA-92475	VAN	BALTIMORE	2/28/2020
FA-92477	VAN	BALTIMORE	2/28/2020
FA-92478	VAN	BALTIMORE	2/28/2020

Navision Fixed Asset Number	Item Number	Dept Code	Acquire Date
FA-92479	VAN	BALTIMORE	2/28/2020
FA-92480	VAN	BALTIMORE	2/28/2020
FA-92481	VAN	BALTIMORE	2/28/2020
FA-92482	VAN	BALTIMORE	2/28/2020
FA-92483	VAN	BALTIMORE	2/28/2020
FA-92484	VAN	BALTIMORE	2/28/2020
FA-92485	VAN	BALTIMORE	2/28/2020
FA-92487	VAN	BALTIMORE	2/28/2020
FA-92488	VAN	BALTIMORE	2/28/2020
FA-92489	VAN	BALTIMORE	2/28/2020
FA-92490	VAN	BALTIMORE	2/28/2020
FA-92491	VAN	BALTIMORE	2/28/2020
FA-92492	VAN	BALTIMORE	2/28/2020
FA-92493	VAN	BALTIMORE	2/28/2020
FA-92494	VAN	BALTIMORE	2/28/2020
FA-92495	VAN	BALTIMORE	2/28/2020
FA-92501	VAN	BALTIMORE	2/28/2020
FA-92502	VAN	BALTIMORE	2/28/2020
FA-92503	VAN	BALTIMORE	2/28/2020
FA-92504	VAN	BALTIMORE	2/28/2020
FA-92505	VAN	BALTIMORE	2/28/2020
FA-92519	VAN	BALTIMORE	2/28/2020
FA-92524	VAN	BALTIMORE	2/28/2020
FA-92533	VAN	BALTIMORE	2/28/2020
FA-92544	VAN	BALTIMORE	2/28/2020
FA-92545	VAN	BALTIMORE	2/28/2020
FA-92546	VAN	BALTIMORE	2/28/2020
FA-92547	VAN	BALTIMORE	2/28/2020
FA-92548	VAN	BALTIMORE	2/28/2020
FA-92549	VAN	BALTIMORE	2/28/2020
FA-92550	VAN	BALTIMORE	2/28/2020
FA-92552	VAN	BALTIMORE	2/28/2020
FA-92560	VAN	BALTIMORE	2/28/2020
FA-92561	VAN	BALTIMORE	2/28/2020
FA-92562	VAN	BALTIMORE	2/28/2020
FA-92563	VAN	BALTIMORE	2/28/2020
FA-92564	VAN	BALTIMORE	2/28/2020
FA-92571	VAN	BALTIMORE	2/28/2020
FA-92572	VAN	BALTIMORE	2/28/2020
FA-92581	VAN	BALTIMORE	2/28/2020
FA-92597	VAN	BALTIMORE	2/28/2020
FA-92598	VAN	BALTIMORE	2/28/2020

Navision Fixed Asset Number	Item Number	Dept Code	Acquire Date
FA-92599	VAN	BALTIMORE	2/28/2020
FA-92674	VAN	BALTIMORE	2/28/2020
FA-92677	VAN	BALTIMORE	2/28/2020
FA-92678	VAN	BALTIMORE	2/28/2020
FA-92679	VAN	BALTIMORE	2/28/2020
FA-92686	VAN	BALTIMORE	2/28/2020
FA-92701	VAN	BALTIMORE	2/28/2020
FA-92702	VAN	BALTIMORE	2/28/2020
FA-92703	VAN	BALTIMORE	2/28/2020
FA-92704	VAN	BALTIMORE	2/28/2020
FA-92722	VAN	BALTIMORE	2/28/2020
FA-92723	VAN	BALTIMORE	2/28/2020
FA-92724	VAN	PHL	2/28/2020
FA-92728	VAN	BALTIMORE	2/28/2020
FA-92741	VAN	BALTIMORE	2/28/2020
FA-92742	VAN	BALTIMORE	2/28/2020
FA-92745	VAN	BALTIMORE	2/28/2020
FA-92754	VAN	BALTIMORE	2/28/2020
FA-92755	VAN	BALTIMORE	2/28/2020
FA-92776	VAN	BALTIMORE	2/28/2020
FA-92777	VAN	BALTIMORE	2/28/2020
FA-92780	VAN	BALTIMORE	2/28/2020
FA-92781	VAN	BALTIMORE	2/28/2020
FA-92795	VAN	BALTIMORE	2/28/2020
FA-92802	VAN	BALTIMORE	2/28/2020
FA-92803	VAN	BALTIMORE	2/28/2020
FA-92804	VAN	BALTIMORE	2/28/2020
FA-92805	VAN	BALTIMORE	2/28/2020
FA-92806	VAN	BALTIMORE	2/28/2020
FA-92808	VAN	BALTIMORE	2/28/2020
FA-92809	VAN	BALTIMORE	2/28/2020
FA-92811	VAN	BALTIMORE	2/28/2020
FA-92813	VAN	BALTIMORE	2/28/2020
FA-92815	VAN	BALTIMORE	2/28/2020
FA-92816	VAN	BALTIMORE	2/28/2020
FA-92817	VAN	BALTIMORE	2/28/2020
FA-92818	VAN	BALTIMORE	2/28/2020
FA-92819	VAN	BALTIMORE	2/28/2020
FA-92820	VAN	BALTIMORE	2/28/2020
FA-92842	VAN	BALTIMORE	2/28/2020
FA-92844	VAN	BALTIMORE	2/28/2020
FA-92845	VAN	BALTIMORE	2/28/2020

Navision Fixed Asset Number	Item Number	Dept Code	Acquire Date
FA-92881	VAN	BALTIMORE	2/28/2020
FA-92883	VAN	BALTIMORE	2/28/2020
FA-92884	VAN	BALTIMORE	2/28/2020
FA-92885	VAN	BALTIMORE	2/28/2020
FA-92886	VAN	BALTIMORE	2/28/2020
FA-92888	VAN	BALTIMORE	2/28/2020
FA-92896	VAN	BALTIMORE	2/28/2020
FA-92897	VAN	BALTIMORE	2/28/2020
FA-92900	VAN	BALTIMORE	2/28/2020
FA-92901	VAN	BALTIMORE	2/28/2020
FA-92902	VAN	BALTIMORE	2/28/2020
FA-92903	VAN	BALTIMORE	2/28/2020
FA-92906	VAN	BALTIMORE	2/28/2020
FA-92908	VAN	BALTIMORE	2/28/2020
FA-92909	VAN	BALTIMORE	2/28/2020
FA-92911	VAN	BALTIMORE	2/28/2020
FA-92918	VAN	BALTIMORE	2/28/2020
FA-92919	VAN	BALTIMORE	2/28/2020
FA-92920	VAN	BALTIMORE	2/28/2020
FA-92922	VAN	BALTIMORE	2/28/2020
FA-92923	VAN	BALTIMORE	2/28/2020
FA-92924	VAN	BALTIMORE	2/28/2020
FA-92925	VAN	BALTIMORE	2/28/2020
FA-92926	VAN	BALTIMORE	2/28/2020
FA-92927	VAN	BALTIMORE	2/28/2020
FA-92928	VAN	BALTIMORE	2/28/2020
FA-92929	VAN	BALTIMORE	2/28/2020
FA-92930	VAN	BALTIMORE	2/28/2020
FA-92931	VAN	BALTIMORE	2/28/2020
FA-92932	VAN	BALTIMORE	2/28/2020
FA-92933	VAN	BALTIMORE	2/28/2020
FA-92934	VAN	BALTIMORE	2/28/2020
FA-92935	VAN	BALTIMORE	2/28/2020
FA-92937	VAN	BALTIMORE	2/28/2020
FA-92938	VAN	BALTIMORE	2/28/2020
FA-92939	VAN	BALTIMORE	2/28/2020
FA-92941	VAN	BALTIMORE	2/28/2020
FA-92942	VAN	BALTIMORE	2/28/2020
FA-92944	VAN	BALTIMORE	2/28/2020
FA-92945	VAN	BALTIMORE	2/28/2020
FA-92947	VAN	BALTIMORE	2/28/2020
FA-92962	VAN	BALTIMORE	2/28/2020

Navision Fixed Asset Number	Item Number	Dept Code	Acquire Date
FA-92964	VAN	BALTIMORE	2/28/2020
FA-92965	VAN	BALTIMORE	2/28/2020
FA-92966	VAN	BALTIMORE	2/28/2020
FA-92967	VAN	BALTIMORE	2/28/2020
FA-92969	VAN	BALTIMORE	2/28/2020
FA-92970	VAN	BALTIMORE	2/28/2020
FA-92971	VAN	BALTIMORE	2/28/2020
FA-92972	VAN	BALTIMORE	2/28/2020
FA-92973	VAN	BALTIMORE	2/28/2020
FA-92975	VAN	BALTIMORE	2/28/2020
FA-92976	VAN	BALTIMORE	2/28/2020
FA-92977	VAN	BALTIMORE	2/28/2020
FA-92978	VAN	BALTIMORE	2/28/2020
FA-92979	VAN	BALTIMORE	2/28/2020
FA-92980	VAN	BALTIMORE	2/28/2020
FA-92981	VAN	BALTIMORE	2/28/2020
FA-92982	VAN	BALTIMORE	2/28/2020
FA-92983	VAN	BALTIMORE	2/28/2020
FA-92984	VAN	BALTIMORE	2/28/2020
FA-92985	VAN	BALTIMORE	2/28/2020
FA-92986	VAN	BALTIMORE	2/28/2020
FA-92988	VAN	BALTIMORE	2/28/2020
FA-92989	VAN	BALTIMORE	2/28/2020
FA-92990	VAN	BALTIMORE	2/28/2020
FA-92991	VAN	BALTIMORE	2/28/2020
FA-92992	VAN	BALTIMORE	2/28/2020
FA-92994	VAN	BALTIMORE	2/28/2020
FA-92995	VAN	BALTIMORE	2/28/2020
FA-92997	VAN	BALTIMORE	2/28/2020
FA-93082	VAN	BALTIMORE	2/28/2020
FA-93090	VAN	BALTIMORE	2/28/2020
FA-93091	VAN	BALTIMORE	2/28/2020
TRUCK #00767	TRUCKS-FORKLIFT	ELKO	7/16/2020
TRUCK #00769	TRUCKS	INDPLS	7/2/2020
TRUCK #00771	TRUCKS-FORKLIFT	DES MOINES	7/29/2020
TRUCK #00788	TRUCKS-TRAILER	LAFAYETTE	9/14/2020
TRUCK #00791	TRUCKS-SERVICE	CHARLOTTE	9/10/2020
TRUCK #00793	TRUCKS-SERVICE	VERMONT	9/23/2020
TRUCK #00794	TRUCKS-SERVICE	PITTSBURGH	9/23/2020
TRUCK #00797	TRUCKS-TRAILER	DALLAS	9/18/2020
TRUCK #00798	TRUCKS-TRAILER	AUSTIN	9/18/2020
TRUCK #00804	TRUCKS-FORKLIFT	HOUMA	9/29/2020

EXHIBIT J

Schedules to Canadian Guaranty and Security Agreement

See attached.

SCHEDULE 2

Copyrights

None.

SCHEDULE 3

Intellectual Property Licenses

None.

SCHEDULE 4

Patents

None.

SCHEDULE 5

Pledged Companies

Name of Grantor	Name of Pledged Company	Number of Shares/Units	Class of Interests	% of Class Owned	% of Class Pledged	Cert. Nos.

None.

SCHEDULE 6

Trademarks

Registrations:

OWNER	REGISTRATION NUMBER	COUNTRY/STATE	TRADEMARK
PV Acquisition Corp.	TMA505599	Canada	Container King
PV Acquisition Corp.	TMA884273	Canada	"Container King – A Pac-Van, Inc. Company – Est. 1974"

Applications:

OWNER	APPLICATION NUMBER	COUNTRY/STATE	TRADEMARK
PV Acquisition Corp.	1922316	Canada	CK3 Safety Container

SCHEDULE 7

Name; Chief Executive Office; Registered Office; Tax Identification Number; and Organizational Number

Name	Jurisdiction	Chief Executive Office	Registered Office	Tax ID No.	Org. No.
PV Acquisition Corp.	Alberta	6910 – 17th Street Edmonton, Alberta T6P 1V6	Bennett Jones LLP 4500 Bankers Hall East 855 - 2nd Street S.W. Calgary, Alberta T2P 4K7	**817390081 RC 0001**	Alberta Corporate Access Number 2016849503

SCHEDULE 8

Owned Real Property

None.

SCHEDULE 9

Deposit Accounts and Securities Accounts

Owner	Type of Account	Bank or Intermediary	Account Numbers
PV Acquisition Corp.	Checking	Wells Fargo Bank N.A.	████████

SCHEDULE 10

Controlled Account Banks

Owner	Type of Account	Bank or Intermediary	Account Numbers
PV Acquisition Corp.	Checking	Wells Fargo Bank N.A.	██████████

SCHEDULE 11

List of PPSA Filing Jurisdictions

Grantor	Jurisdictions
PV Acquisition Corp.	Alberta
PV Acquisition Corp.	British Columbia

SCHEDULE 12

Certificated Units

None.

EXHIBIT K

Perfection Certificates

See attached.

PERFECTION CERTIFICATE

Reference is hereby made to (a) that certain Amended and Restated Credit Agreement dated as of April 7, 2014 as amended by that certain Amendment No. 11 (as amended, restated, supplemented, or otherwise modified from time to time, the "Credit Agreement"), by and among PAC-VAN, INC., an Indiana corporation ("Pac-Van"); LONE STAR TANK RENTAL INC., a Delaware corporation ("Lone Star"); effective as of the Amendment No. 2 Effective Date; effective as of the Amendment No. 4 Effective Date, SOUTHERN FRAC, LLC, a Texas limited liability company ("Southern Frac"); and the Affiliates of Pac-Van, Lone Star and Southern Frac that may become a party hereto from time to time (such Subsidiaries, together with Pac-Van, Lone Star and Southern Frac, are referred to hereinafter each individually as a "Borrower", and individually and collectively, jointly and severally, as the "Borrowers"), the lenders party thereto as "Lenders" (each of such Lenders, together with its successors and permitted assigns, is referred to hereinafter as a "Lender"), and WELLS FARGO BANK, NATIONAL ASSOCIATION, a national banking association ("Wells Fargo"), in its capacity as administrative agent for each member of the Lender Group and the Bank Product Providers (in such capacity, together with its successors and assigns in such capacity, "Agent"); (b) that certain Guaranty and Security Agreement dated as of September 7, 2012 (as amended, restated, supplemented, or otherwise modified from time to time, the "Guaranty and Security Agreement") by and among Borrowers, the Subsidiaries of Pac-Van party thereto as "Grantors" and Agent; and (c) that certain Canadian Guaranty and Security Agreement dated as of September 7, 2012 (as amended, restated, supplemented, or otherwise modified from time to time, the "Canadian Security Agreement" and, together with the Guaranty and Security Agreement, each a "Security Agreement").

All initially capitalized terms used herein without definition shall have the meanings ascribed thereto in the Credit Agreement. Any terms (whether capitalized or lower case) used in this Perfection Certificate that are defined in the Code shall be construed and defined as set forth in the Code unless otherwise defined herein or in the Credit Agreement; provided that to the extent that the Code is used to define any term used herein and if such term is defined differently in different Articles of the Code, the definition of such term contained in Article 9 of the Code shall govern. As used herein, the term "Loan Parties" shall mean the "Loan Parties" as that term is defined in the Credit Agreement and "Code" shall mean the "Code" as that term is defined in the Guaranty and Security Agreement.

Each of the undersigned hereby certifies (in that person's capacity as an officer of the applicable Loan Party and not in that person's individual capacity) to Agent and each of the other members of the Lender Group and the Bank Product Providers as follows as of December 14 , 2020 (the "Effective Date"):

1.   Names.

        (a)   The exact legal name of each Loan Party, as such name appears in its certified certificate of incorporation, articles of incorporation, certificate of formation, or any other organizational document, is set forth in Schedule 1(a). Each Loan Party is (i) the type of entity disclosed next to its name in Schedule 1(a) and (ii) a registered organization except to the extent disclosed in Schedule 1(a). Also set forth in Schedule 1(a) is the organizational identification number, if any, of each Loan Party that is a registered organization, the Federal Taxpayer Identification Number of each Loan Party and the jurisdiction of formation of each Loan Party. Each Loan Party has qualified to do business in the states and provinces listed on Schedule 1(a).

(b)   Set forth in Schedule 1(b) hereto is a list of any other legal names each Loan Party has had in the past five years, together with the date of the relevant name change.

(c)   Set forth in Schedule 1(c) is a list of all other names used by each Loan Party in connection with any business or organization to which such Loan Party became the successor by merger, consolidation, acquisition, change in form, nature or jurisdiction of organization or otherwise or on any filings with the Internal Revenue Service, in each case, at any time in the past five years. Except as set forth in Schedule 1(c), no Loan Party has changed its jurisdiction of organization at any time during the past four months.

2.   Chief Executive Offices. The chief executive office of each Loan Party is located at the address set forth in Schedule 2 hereto.

3.   Real Property.

(a)   Attached hereto as Schedule 3(a) is a list of all (i) Real Property of each Loan Party; (ii) common names, addresses and uses of each parcel of Real Property (stating improvements located thereon); and (iii) other information relating thereto required by such Schedule. Except as described on Schedule 3(a) attached hereto: (A) no Loan Party has entered into any leases, subleases, tenancies, franchise agreements, licenses or other occupancy arrangements as owner, lessor, sublessor, licensor, franchisor or grantor with respect to any of the real property described on Schedule 3(a) and (B) no Loan Party has any leases which require the consent of the landlord, tenant, or other party thereto to the transactions contemplated by the Loan Documents.

(b)   Schedule 3(b) sets forth all third parties ("Bailees") with possession of any Collateral (including inventory and equipment) of the Loan Parties, including the name and address of such Bailee, a description of the inventory and equipment in such Bailee's possession and the location of such inventory and equipment (if none, please so state).

4.   Extraordinary Transactions.   Except for those purchases, mergers, acquisitions, consolidations, and other transactions described on Schedule 4 attached hereto, all of the Collateral has been originated by each Loan Party in the ordinary course of business or consists of goods which have been acquired by such Loan Party in the ordinary course of business from a person in the business of selling goods of that kind.

5.   File Search Reports. Agent has obtained (and attached hereto as Schedule 5 is a true and accurate summary of) certified file search reports from (a) the Uniform Commercial Code and PPSA filing offices (i) in each jurisdiction of formation identified in Section 1(a) and (ii) in each other jurisdiction requested by Agent. A true copy of each financing statement, including judgment and tax liens, bankruptcy and pending lawsuits, or other filing identified in such file search reports has been delivered to Agent.

6.   UCC and PPSA Filings. The financing statements or similar filings (duly authorized by each Loan Party constituting the debtor therein), including the indications of the collateral, attached as Schedule 6, relating to the applicable Security Agreement, are in the appropriate forms for filing in the filing offices in the jurisdictions identified in Schedule 6 hereof.

7.   Schedule of Filings. Attached hereto as Schedule 7 is a schedule of (i) the appropriate filing offices for the financing statements and similar filings attached hereto as Schedule 6 and (ii) the appropriate filing offices for the filings described in Schedule 11(c) and (iii) any other actions required to create, preserve, protect and perfect the security interests in the Collateral granted, assigned or pledged to Agent pursuant to a Security Agreement or any other Loan Document. No other filings or actions are required to create, preserve, protect and perfect the security interests in the Collateral granted, assigned or pledged to Agent pursuant to the Loan Documents.

8.   Termination Statements. Attached hereto as Schedule 8 are the duly authorized termination statements in the appropriate form for filing in each applicable jurisdiction identified in Schedule 8 hereto with respect to each Lien described therein.

9.   Stock Ownership and Other Equity Interests. Attached hereto as Schedule 9(a) is a true and correct list of each of all of the authorized, and the issued and outstanding, Equity Interests of each Loan Party and its Subsidiaries and the record and beneficial owners of such Equity Interests. Also set forth on Schedule 9(a) is each equity investment of each Loan Party that represents 50% or less of the equity of the entity in which such investment was made. Attached hereto as Schedule 9(b) is a true and correct organizational chart of Pac-Van and its Subsidiaries.

10.   Instruments and Chattel Paper. Attached hereto as Schedule 10 is a true and correct list of all promissory notes, instruments (other than checks to be deposited in the ordinary course of business), tangible chattel paper, electronic chattel paper and other evidence of Indebtedness held by each Loan Party as of the Effective Date, having an aggregate value or face amount in excess of $250,000, including all intercompany notes to which any Loan Party is party.

11.   Intellectual Property.

(a)   Schedule 11(a) provides a complete and correct list of all registered Copyrights (as defined in the applicable Security Agreement) owned by any Loan Party, all applications for registration of Copyrights owned by any Loan Party, and all other Copyrights owned by any Loan Party and material to the conduct of the business of any Loan Party. Schedule 11(a) provides a complete and correct list of all Patents (as defined in the applicable Security Agreement) owned by any Loan Party and all applications for Patents owned by any Loan Party. Schedule 11(a) provides a complete and correct list of all registered Trademarks (as defined in the applicable Security Agreement) owned by any Loan Party, all applications for registration of Trademarks owned by any Loan Party, and all other Trademarks owned by any Loan Party and material to the conduct of the business of any Loan Party.

(b)   Schedule 11(b) provides a complete and correct list of all Intellectual Property Licenses (as defined in the applicable Security Agreement) entered into by any Loan Party pursuant to which (i) any Loan Party has provided any license or other rights in Intellectual Property (as defined in the applicable Security Agreement) owned or controlled by such Loan Party to any other Person (other than non-exclusive software licenses granted in the ordinary course of business) or (ii) any Person has granted to any Loan Party any license or other rights in Intellectual Property owned or controlled by such Person that is material to the business of such Loan Party, including any Intellectual Property that is incorporated in any Inventory, software, or other product marketed, sold, licensed, or distributed by such Loan Party;

(c)   Attached hereto as <u>Schedule 11(c)</u> in proper form for filing with the applicable filing offices are the filings necessary to preserve, protect, and perfect the security interests in the Trademarks, Patents, Copyrights, and Intellectual Property Licenses set forth on <u>Schedule 11(a)</u> and <u>Schedule 11(b)</u>, including duly signed copies of each Patent Security Agreement, Trademark Security Agreement, and the Copyright Security Agreement (each as defined in the applicable Security Agreement), as applicable.

12.   <u>Commercial Tort Claims</u>. Attached hereto as <u>Schedule 12</u> is a true and correct list of all commercial tort claims that exceed $250,000 held by each Loan Party, including a brief description thereof.

13.   <u>Deposit Accounts and Securities Accounts</u>. Attached hereto as <u>Schedule 13</u> is a true and complete list of all Deposit Accounts and Securities Accounts maintained by each Loan Party, including the name of each institution where each such account is held, the name of each such account and the name of each entity that holds each account.

14.   <u>Letter-of-Credit Rights</u>. Attached hereto as <u>Schedule 14</u> is a true and correct list of all letters of credit issued in favor of any Loan Party, as beneficiary thereunder, having an aggregate value or face amount in excess of $250,000.

15.   <u>Certificated Units</u>. Attached hereto as <u>Schedule 15</u> is a true and correct list of all Certificated Units and the owner and approximate fair market value of such Certificated Units.

16.   <u>Other Assets</u>: A Loan Party owns the following kinds of assets:

Aircraft: Yes ____   No __x__

Vessels, boats or ships: Yes ____   No __x__

Railroad rolling stock: Yes ____   No __x__

If the answer is yes to any of these other types of assets, please describe on <u>Schedule 16</u>.

[Signature pages to follow.]

IN WITNESS WHEREOF, we have hereunto signed this Perfection Certificate as of the Effective Date.

By: _____
Name: Christopher A. Wilson
Title: Secretary
        of Pac-Van, Inc., an Indiana corporation

By: _____
Name: Christopher A. Wilson
Title: Secretary
        of PV Acquisition Corp., an Alberta corporation

SCHEDULE 1(a)

Legal Names, Etc.

Legal Name	Type of Entity	Registered Organization (Yes/No)	Organizational Number	Federal Taxpayer Identification Number	Jurisdiction of Formation
Pac-Van, Inc.	corporation	Yes	1996121816	35-2003928	Indiana
PV Acquisition Corp.	corporation	Yes	2016690089	817390081 RC 0001	Alberta, Canada

SCHEDULE 1(b)

Prior Names

Loan Party/Subsidiary	Prior Name	Date of Change
None		

SCHEDULE 1(c)

Changes in Corporate Identity; Other Names

Loan Party/Subsidiary	Name of Entity	Action	Date of Action	State of Formation	List of All Other Names Used on Any Filings with the Internal Revenue Service During Past Five Years
Pac-Van, Inc.	GFN Mobile Storage Inc.	Merger	December 2, 2011	DE	None.
PV Acquisition Corp.	Handysides Developments Ltd.	Amalgamation	July 1, 2012	Alberta	None.
Pac-Van, Inc.	Container Systems Storage	Acquisition	June 20, 2016	WA	None.

SCHEDULE 2

Chief Executive Offices

Loan Party/Subsidiary	Address	County	State
Pac-Van, Inc.	9155 Harrison Park Court Indianapolis, IN 46126-2108	Marion County	Indiana
PV Acquisition Corp.	6910 - 17th Street Edmonton, AB T6P 1V6	Alberta	Alberta

SCHEDULE 3(a)

Real Property

Please see attached Schedule 3(a).

Entity of Record	Common Name and Address	Owned, Leased or Other Interest	Landlord / Owner if Leased or Other Interest	Description of Lease or Other Documents Evidencing Interest	Purpose/ Use	Improve-ments Located on Real Property	Encumbered or to be Encumbered by Mortgage	Filing Office for Mortgage	Option to Purchase/Right of First Refusal

SCHEDULE 3(A) - Real Property

Entity of Record	Common Name and Address				Owned, Leased or Other Interest	Landlord / Owner if Leased or Other Interest	Description of Lease or Other Documents Evidencing Interest	Purpose/Use	Improvements Located on Real Property	Encumbered or to be Encumbered by Mortgage	Filing Office for Mortgage	Option to Purchase/Right of First Refusal
Pac-Van, Inc.	10 Industrial Hwy, E-Building, Suite 106	Lester	Pennsylvania	19113	Leased	Castleway Properties, LLC	Lease Agreement	Operations and storage of equipment	Yes	No	N/A	No
Pac-Van, Inc.	10250 Brighton Road	Henderson	Colorado	80640-8622	Leased	Allison Family Management LLC	Lease Agreement	Operations and storage of equipment	Yes	No	N/A	No
Pac-Van, Inc.	10365 N Vancouver Way	Portland	Oregon	97217	Leased	Transfuels RE Holdings	Single-Tenant Industrial Lease	Operations and storage of equipment	Yes	No	N/A	No
Pac-Van, Inc.	105 East Cardinal	Floresville	Texas	78114	Leased	A-1 Rocket Energy Services, LLC	Lease Agreement	Operations and storage of equipment	Yes	No	N/A	No
Pac-Van, Inc.	1062 Firestone Parkway, 1066 Firestone Parkway and 1436 Heil Quaker Boulevard	La Vergne	Tennessee	37086	Leased	Tandem Investments, LLC	Lease	Operations and storage of equipment	Yes	No	N/A	No
Pac-Van, Inc.	107 Gose Pike	Danville	Kentucky	40422	Leased	Pier Trailer Rentals, Inc.	Lease Agreement	Operations and storage of equipment	Yes	No	N/A	No
Pac-Van, Inc.	113 How Lane	New Brunswick	New Jersey	08901	Leased	Matelot Leasing LLC	Lease	Operations and storage of equipment	Yes	No	N/A	No
Pac-Van, Inc.	11637 Camden Road	Jacksonville	Florida	32218	Leased	Transportation Equipment Specialists, Inc.	Lease Agreement	Operations and storage of equipment	Yes	No	N/A	No
Pac-Van, Inc.	12206 Beaumont Highway	Houston	Texas	77049	Leased	Gabriel Valeriano	Commercial Lease	Operations and storage of equipment	Yes	No	N/A	No
Pac-Van, Inc.	124 Douglas Avenue	Corbin	Kentucky	40702	Leased	Brent Freeman and Jennifer Freeman	Lease Agreement	Operations and storage of equipment	Yes	No	N/A	No
Pac-Van, Inc.	1313C North Nias Avenue	Springfield	Missouri	65802	Leased	Springfield Contractors Association	Lease Agreement	Operations and storage of equipment	Yes	No	N/A	No
Pac-Van, Inc.	1411 Mechanical Blvd	Garner	North Carolina	27529	Leased	LMN, LLC	Lease Agreement	Operations and storage of equipment	Yes	No	N/A	No
Pac-Van, Inc.	1447 Groth St	Springfield	Illinois	62702	Leased	Dass Enterprises of Springfield, Inc.	First Amendment to Agency Agreement	Operations and storage of equipment	No	No	N/A	No
Pac-Van, Inc.	1451 State Route 28, Lot 2B	Loveland	Ohio	45140	Leased	Goshen Plaza Inc., Albert & Shirley Crawford	Agreement of Lease	Operations and storage of equipment	Yes	No	N/A	No
Pac-Van, Inc.	1492 193rd Street North	East Moline	Illinois	61244	Leased	Albert C. Giesecke and A. Elaine Giesecke	Lease Agreement	Operations and storage of equipment	Yes	No	N/A	No
Pac-Van, Inc.	1607 Transmitter Road	Panama City	Florida	32405	Leased	Cowart Motors, LLC	Lease Agreement	Operations and storage of equipment	Yes	No	N/A	No
Pac-Van, Inc.	1620 U.S. Highway 77 South	Robstown	Texas	78380	Leased	Cynvid Properties LLC	Second Amended & Restated Lease Agreement	Operations and storage of equipment	Yes	No	N/A	No
Pac-Van, Inc.	170 Waterman Industrial Park	Royalton	Vermont	05068	Leased	Waterman Properties Limited Liability Partnership	Lease Agreement	Operations and storage of equipment	Yes	No	N/A	No
Pac-Van, Inc.	1701 Port of Tacoma Road	Tacoma	Washington	98421	Leased	Port of Tacoma	Lease Agreement	Operations and storage of equipment	Yes	No	N/A	No
Pac-Van, Inc.	1808 Rudkin Road	Union Gap	Washington	98903	Leased	O. Jean Owens Revocable Living Trust	Commerical Lease	Operations and storage of equipment	Yes	No	N/A	No
Pac-Van, Inc.	1817 Euclid Avenue	Des Moines	Iowa	50313	Leased	1817 Euclid LLC	Lease Agreement	Operations and storage of equipment	Yes	No	N/A	No
Pac-Van, Inc.	1826 Saturn Boulevard	Orlando	Florida	32837	Leased	HHE, LLC	Lease Agreement	Operations and storage of equipment	Yes	No	N/A	No
Pac-Van, Inc.	1850 Kentucky Avenue	Indianapolis	Indiana	46221-1949	Leased	Jackson Oil & Solvents	Lease	Operations and storage of equipment	Yes	No	N/A	No
Pac-Van, Inc.	1850 Saturn Boulevard	Orlando	Florida	32837	Leased	Dennis R. Hanson	Lease Agreement	Operations and storage of equipment	Yes	No	N/A	No
Pac-Van, Inc.	1921 South Kentucky Avenue	Indianapolis	Indiana	46221	Leased	Franklin Equipment	Open Contract	Operations and storage of equipment	Yes	No	N/A	No
Pac-Van, Inc.	199 North Graham Street	Bowling Green	Kentucky	42101	Leased	Kenneth J. Allen and Sheldon Allen	Lease Agreement	Operations and storage of equipment	Yes	No	N/A	No
Pac-Van, Inc.	1995 Bradshaw Road	Hopkinsville	Kentucky	42241	Leased	Jones Brothers Towing and Trucking, Inc.	Agency Agreement	Operations and storage of equipment	No	No	N/A	No
Pac-Van, Inc.	200 Waterman Road	South Royalton	Vermont	05068	Leased	Waterman Properties, LLP	Lease Agreement	Operations and storage of equipment	Yes	No	N/A	No
Pac-Van, Inc.	2004 McKees Rocks Road	McKees Rocks	Pennsylvania	15136-1614	Leased	2000 McKees Rocks Road Land Corp.	Commercial Lease	Operations and storage of equipment	Yes	No	N/A	No
Pac-Van, Inc.	2010 West Lower Buckeye Road and 2600 South 20th Avenue	Phoenix	Arizona	85009	Leased	2010 WLB, LLC	Commercial Property Lease	Operations and storage of equipment	Yes	No	N/A	No
Pac-Van, Inc.	20301-20325 South Cottage Grove	Glenwood	Illinois	60411	Leased	GFN Realty Company, LLC	Lease Agreement	Operations and storage of equipment	Yes	No	N/A	No
Pac-Van, Inc.	2104 North Sylvania Avenue	Sturtevant	Wisconsin	53177	Leased	Oakes Transport, Inc.	Amended & Restated Lease Agreement	Operations and storage of equipment	Yes	No	N/A	No
Pac-Van, Inc.	21141 Protecta Drive	Elkhart	Indiana	46516-9538	Leased	Pletcher Farms, Inc.	Real Estate Lease	Operations and storage of equipment	Yes	No	N/A	No
Pac-Van, Inc.	2160 California Crossing Road	Dallas	Texas	75220	Leased	Mike Harrison	Net Commercial Lease Agreement	Operations and storage of equipment	Yes	No	N/A	No
Pac-Van, Inc.	23 North Gore Avenue, Suite 200	Webster Groves	Missouri	63119	Leased	Warner Investments VII, LLC	Lease Amendment #3	Operations and storage of equipment	Yes	No	N/A	No
Pac-Van, Inc.	2425 South Coliseum Blvd.	Fort Wayne	Indiana	46803	Leased	Hartzell Realty II LLC	Lease Agreement	Operations and storage of equipment	Yes	No	N/A	No
Pac-Van, Inc.	2455 Hwy 85 N	Watford City	North Dakota	58854	Leased	CK Assets, LLC	Lease Agreement	Operations and storage of equipment	Yes	No	N/A	No
Pac-Van, Inc.	2485 West Main Street and 236 Alden Nash	Lowell	Michigan	49331	Leased	West Main LLC	Lease Agreement	Operations and storage of equipment	Yes	No	N/A	No
Pac-Van, Inc.	26213 I-30 South	Alexander	Arkansas	72002	Leased	Saline Commercial Properties, LLC	Lease Agreement	Operations and storage of equipment	Yes	No	N/A	No
Pac-Van, Inc.	2636 SCR 1180	Midland	Texas	79706	Leased	Dave Tomlin Sr.	Lease Agreement	Operations and storage of equipment	Yes	No	N/A	No
Pac-Van, Inc.	2775 N Industrial Way	Prescott Valley	Arizona	86314	Leased	Con-Logix, LLC	Lease Agreement	Operations and storage of equipment	Yes	No	N/A	No
Pac-Van, Inc.	2801 East Brundage Lane	Bakersfield	California	93307-2817	Leased	Colins Rimer	Amendment #2 to Landlord Lease Agreement	Operations and storage of equipment	Yes	No	N/A	No
Pac-Van, Inc.	3002 Outer Road	Charleston	Missouri	63834	Leased	Ozarko Tire Centers, Inc.	Lease Agreement	Operations and storage of equipment	Yes	No	N/A	No
Pac-Van, Inc.	3100 N.W. 131st Street	Opa Locka	Florida	33054	Leased	Instant Storage of Florida, Inc.	Modified Triple Net Lease Agreement	Operations and storage of equipment	Yes	No	N/A	No
Pac-Van, Inc.	3113 Hwy 153	Piedmont	South Carolina	29673	Leased	Sharon Gossett Real Estate LLC	Commercial Lease Agreement	Operations and storage of equipment	Yes	No	N/A	No

Entity of Record	Common Name and Address				Owned, Leased or Other Interest	Landlord / Owner if Leased or Other Interest	Description of Lease or Other Documents Evidencing Interest	Purpose/Use	Improvements Located on Real Property	Encumbered or to be Encumbered by Mortgage	Filing Office for Mortgage	Option to Purchase/Right of First Refusal
Pac-Van, Inc.	3268 Palmyra Rd.	Albany	Georgia	31707	Leased	W. D. Wingate	Lease Agreement	Operations and storage of equipment	Yes	No	N/A	No
Pac-Van, Inc.	3553 Lexington Road	Winchester	Kentucky	40391	Leased	Jenkins Investments, LLC	Lease Agreement	Operations and storage of equipment	Yes	No	N/A	No
Pac-Van, Inc.	3610 Centennial Road	Sylvania	Ohio	43560-9690	Leased	Centennial Road Holdings Ltd.	Amendment to Lease	Operations and storage of equipment	Yes	No	N/A	No
Pac-Van, Inc.	3645 US 40	Cambridge	Ohio	43725	Leased	Armada E&P OH LLC dba Buckeye Water Service	Lease Agreement	Operations and storage of equipment	Yes	No	N/A	No
Pac-Van, Inc.	4020 South 50th Street	Tampa	Florida	33619	Leased	VNJ Properties, LLC	Lease Agreement	Operations and storage of equipment	Yes	No	N/A	No
Pac-Van, Inc.	4024 East Bluelick Road	Louisville	Kentucky	40229	Leased	South Louisville R.V. Storage, LLC	Lease Agreement	Operations and storage of equipment	Yes	No	N/A	No
Pac-Van, Inc.	4025 Clarks River Road	Paducah	Kentucky	42003	Leased	James D. Harper & Patricia A. Harper	Lease Agreement	Operations and storage of equipment	Yes	No	N/A	No
Pac-Van, Inc.	4100 NE Evangeline Thruway	Carencro	Louisiana	70520	Leased	Gauthier Oilfield Rental, L.L.C.	Sublease Agreement	Operations and storage of equipment	Yes	No	N/A	No
Pac-Van, Inc.	415 Waterman Road	South Royalton	Vermont	05068	Leased	R.S.L., LLC	Lease Agreement	Operations and storage of equipment	Yes	No	N/A	No
Pac-Van, Inc.	4257 Acker Road	Madison	Wisconsin	53715	Leased	Schmidt's Auto Inc	Lease Agreement	Operations and storage of equipment	Yes	No	N/A	No
Pac-Van, Inc.	4290 Hoepker Road	Madison	Wisconsin	53704	Leased	Humphrey Properties, LLC & Milton Masters, LLC	Lease Agreement	Operations and storage of equipment	Yes	No	N/A	No
Pac-Van, Inc.	4315 South Commerce Drive	Murray	Utah	84107	Leased	Wag300 Properties, LLC	Lease Agreement	Operations and storage of equipment	Yes	No	N/A	No
Pac-Van, Inc.	4400 Carroll-Southern Road	Carroll	Ohio	43112	Leased	Fairfield Commercial Properties LLC	Lease Agreement	Operations and storage of equipment	Yes	No	N/A	No
Pac-Van, Inc.	453 Karen Drive	Holts Summit	Missouri	65043	Leased	Surface Business Complex, Inc.	Lease Agreement	Operations and storage of equipment	Yes	No	N/A	No
Pac-Van, Inc.	4562 Weedpatch Hwy	Bakersfield	California	93307	Leased	Virginia Ford Family Trust	Commercial Lease	Operations and storage of equipment	Yes	No	N/A	No
Pac-Van, Inc.	4680 Industry Center Drive	Las Vegas	Nevada	89115-0905	Leased	Patsy Roumanos	Lease Agreement	Operations and storage of equipment	Yes	No	N/A	No
Pac-Van, Inc.	472 W Hightower Dr	Dawsonville	Georgia	30534	Leased	QPS of Atlanta Residential, LLC	Net Industrial Lease Agreement	Operations and storage of equipment	Yes	No	N/A	No
Pac-Van, Inc.	4768 Highway 182	Houma	Louisiana	70364	Leased	Gauthier Oilfield Rental, L.L.C.	Sublease Agreement	Operations and storage of equipment	Yes	No	N/A	No
Pac-Van, Inc.	4867 North Farm Road 189	Springfield	Missouri	65803	Leased	Springfield Pallet Company	Lease Agreement	Operations and storage of equipment	Yes	No	N/A	No
Pac-Van, Inc.	4902 16th Avenue South, Unit B	Tampa	Florida	33619	Leased	American XIII LLC	Commercial Lease Agreement	Operations and storage of equipment	Yes	No	N/A	No
Pac-Van, Inc.	4998 Powell Ave. South	Birmingham	Alabama	35222	Leased	Weil Wrecker Service, Inc.	Lease Agreement	Operations and storage of equipment	Yes	No	N/A	No
Pac-Van, Inc.	5035 Hwy 42	Ellenwood	Georgia	30294	Leased	Brian McMeans	Letter Agreement	Operations and storage of equipment	Yes	No	N/A	No
Pac-Van, Inc.	505 West Main Street, 512 West Main Street and 492 West Main Street	Tilton	New Hampshire	03276	Leased	David J. Barbuto Trust	Lease Agreement	Operations and storage of equipment	Yes	No	N/A	No
Pac-Van, Inc.	5088 Edison Avenue	Chino	California	91710-5715	Leased	Prologis, L.P.	Lease Agreement	Operations and storage of equipment	Yes	No	N/A	No
Pac-Van, Inc.	511 Belmont Boulevard and 311 Belmont Boulevard	Kansas City	Missouri	64123	Leased	Northeast Distribution Center, Inc.	Lease Agreement	Operations and storage of equipment	Yes	No	N/A	No
Pac-Van, Inc.	511 Brown Rd	Auburn Hills	Michigan	48359	Leased	Warren Aggregate, LLC	Lease Agreement	Operations and storage of equipment	Yes	No	N/A	No
Pac-Van, Inc.	52500 Pontiac Trail Road	Wixom	Michigan	48393	Leased	JMP, LLC	Lease Agreement	Operations and storage of equipment	Yes	No	N/A	No
Pac-Van, Inc.	5532 Hickory Hill Road	Memphis	Tennessee	38141	Leased	GFN Realty Company, LLC	Lease Agreement	Operations and storage of equipment	Yes	No	N/A	No
Pac-Van, Inc.	5545 Racine Avenue	Charlotte	North Carolina	28269-4671	Leased	J. Terry Yandle	[Second] First Amendment to Lease	Operations and storage of equipment	Yes	No	N/A	No
Pac-Van, Inc.	5745 West Highway 60	Brookline	Missouri	65619	Leased	Richard Carson Trust	Lease Agreement	Operations and storage of equipment	Yes	No	N/A	No
Pac-Van, Inc.	609 S. Old Piedmont Hwy	Greenville	South Carolina	29611	Leased	BAA, LLC	Lease Agreement	Operations and storage of equipment	Yes	No	N/A	No
Pac-Van, Inc.	62 Black Betsy Road	Poca	West Virginia	25159	Leased	TMM Enterprises LLC	Lease Agreement	Operations and storage of equipment	Yes	No	N/A	No
Pac-Van, Inc.	626 Frosty Morn Drive	Clarksville	Tennessee	37040	Leased	Thomas N. Bateman	Lease Agreement	Operations and storage of equipment	Yes	No	N/A	No
Pac-Van, Inc.	626 US Hwy 6	La Salle	Illinois	61301	Leased	RJF Investment Properties, LLC	Lease Agreement	Operations and storage of equipment	Yes	No	N/A	No
Pac-Van, Inc.	6657 East Idaho Street	Elko	Nevada	89801	Leased	Allie T. Bear	Lease Agreement	Operations and storage of equipment	Yes	No	N/A	No
Pac-Van, Inc.	67 North Central Drive	O'Fallon	Missouri	63366	Leased	Dyer-Watts LLC	Lease Amendment No. 1	Operations and storage of equipment	Yes	No	N/A	No
Pac-Van, Inc.	72 Main Street	Salisbury	Massachusetts	01952	Leased	Moody Blues Nominee Trust (paid to Feakle, Inc.)	Commercial Lease	Operations and storage of equipment	Yes	No	N/A	No
Pac-Van, Inc.	7250-7400 N. I-35	New Braunfels	Texas	78130	Leased	Heimer FP, Ltd. and Hollmig FP, Ltd.	First Amendment to Standard Commerical Lease Agreement	Operations and storage of equipment	Yes	No	N/A	No
Pac-Van, Inc.	74 Main Street	Salisbury	Massachusetts	01952	Leased	Checkpoint Charlie Nominee Trust (paid to Feakle, Inc.)	Commercial Lease	Operations and storage of equipment	Yes	No	N/A	No
Pac-Van, Inc.	7431 Washington Blvd.	Elkridge	Maryland	21075	Leased	Delmarva-Elkridge, LLC	Lease Agreement	Operations and storage of equipment	Yes	No	N/A	No
Pac-Van, Inc.	7717 Gilbert Road	Manor	Texas	78653	Leased	Bamboo Holdings, LLC	Lease Agreement	Operations and storage of equipment	Yes	No	N/A	No
Pac-Van, Inc.	7730 Fairfield Road	Columbia	South Carolina	29203	Leased	Capital City, Inc.	Agency Agreement	Operations and storage of equipment	No	No	N/A	No
Pac-Van, Inc.	774 West Winder Industrial Parkway	Winder	Georgia	30680	Leased	J.C. McDaniel Construction, LLC	Letter Agreement	Operations and storage of equipment	Yes	No	N/A	No
Pac-Van, Inc.	79 North Central Drive	O'Fallon	Missouri	63366-2338	Leased	Shockdrake LLC	Lease	Operations and storage of equipment	Yes	No	N/A	No
Pac-Van, Inc.	8025 Minnesota Avenue	St. Louis	Missouri	63111	Leased	Power Hauling, Inc.	Lease Agreement	Operations and storage of equipment		No	N/A	No
Pac-Van, Inc.	8431 Hartman Arena Drive	Park City	Kansas	67147	Leased	Air Capitol Industrial Park, LLC	Amended & Restated Lease Agreement	Operations and storage of equipment	Yes	No	N/A	No
Pac-Van, Inc.	8901 Otis Avenue, Suites 50, 006, 006A	Indianapolis	Indiana	46216	Leased	JMV J-I, LLC	Second Amendment to Lease	Operations and storage of equipment	Yes	No	N/A	No

Entity of Record	Common Name and Address				Owned, Leased or Other Interest	Landlord / Owner if Leased or Other Interest	Description of Lease or Other Documents Evidencing Interest	Purpose/Use	Improvements Located on Real Property	Encumbered or to be Encumbered by Mortgage	Filing Office for Mortgage	Option to Purchase/Right of First Refusal
Pac-Van, Inc.	9155 Harrison Park Court	Indianapolis	Indiana	46216	Leased	GFN Realty Company, LLC	Lease Agreement	Operations and storage of equipment	Yes	No	N/A	No
Pac-Van, Inc.	96 Rabbit Road	Salisbury	Massachusetts	01952	Leased	Bugs Bunny Nominee Trust (paid to Feakle, Inc.)	Commercial Lease	Operations and storage of equipment	Yes	No	N/A	No
Pac-Van, Inc.	997 Wenso Road	Bedford	Ohio	44146-3855	Leased	Robert Wetzel	Lease Agreement	Operations and storage of equipment	Yes	No	N/A	No
Pac-Van, Inc.	9987 US Hwy 227 South	Hawley	Texas	79525	Leased	Joe T. Smith, Inc.	Lease Agreement	Operations and storage of equipment	Yes	No	N/A	No
Pac-Van, Inc.	N3760 Highway 55 and N3759 Uni Drive	Freedom	Wisconsin	54130	Leased	Barker Properties, LLC	Lease Agreement	Operations and storage of equipment	Yes	No	N/A	No
PV Acquisition Corp.	1156 Kingsway Avenue	Port Coquitlam	British Columbia	V3C 6N7	Leased	Bath Investments Ltd.	Lease Agreement	Operations and storage of equipment	Yes	No	N/A	No
PV Acquisition Corp.	6215 90 Avenue S.E.	Calgary	Alberta	T2C 5A1	Leased	Chief Construction Company Ltd.	Lease Agreement	Operations and storage of equipment	Yes	No	N/A	No

SCHEDULE 3(a)

Real Property (cont.)

<u>Loan Party Held Landlord / Grantor Interests; Required Consents</u>

(A) <u>Leases, Subleases, Tenancies, Franchise Agreements, Licenses or Other Occupancy Agreements Pursuant to which any Loan Party holds Landlord's / Grantor's Interest</u>

None.

(B) <u>Landlord's / Tenant's Consent Required</u>

None.

SCHEDULE 3(b)

Bailees

None.

SCHEDULE 4

Transactions Other Than in the Ordinary Course of Business

Loan Party/Subsidiary	Description of Transaction (including parties thereto)	Date of Transaction
Pac-Van, Inc.	GFN Mobile Storage Inc. merged with and into Pac-Van, Inc.	December 2, 2011
PV Acquisition Corp.	Handysides Developments Ltd. completed an amalgamation with PV Acquisition Corp.	July 1, 2012

SCHEDULE 5

Certified File Search Reports

Loan Party/Subsidiary	Search Report dated	Prepared by	Jurisdiction

See attached.

SCHEDULE 6

Copy of Financing Statements to be Filed

See attached.

SCHEDULE 7

Filings/Filing Offices

Type of Filing	Entity	Applicable Collateral Document [Mortgage, Security Agreement or Other]	Jurisdictions
UCC Financing Statement Indiana Secretary of State	Pac-Van, Inc.	Credit Agreement and Guaranty and Security Agreement	Indiana
Personal Property Registration Statement Alberta Personal Property Registry	PV Acquisition Corp.	Credit Agreement and Guaranty and Security Agreement	Alberta
Trademark Assignment United States Patent & Trademark Office	Pac-Van, Inc.	Credit Agreement and Guaranty and Security Agreement	United States
Personal Property Registration Statement Alberta Personal Property Registry	PV Acquisition Corp.	Credit Agreement and Guaranty and Security Agreement	Canada

SCHEDULE 8

Termination Statement Filings

Debtor	Jurisdiction	Secured Party	Type of Collateral	Original Filing File Date	Original Filing File Number

SCHEDULE 9(a)

Equity Interests of Loan Parties and Subsidiaries; Other Equity Interests

Current Legal Entities Owned	Record Owner	Certificate No.	No. Shares/Interest	Percent Pledged
Pac-Van, Inc.	GFN North America Corp.	107	10	100%
PV Acquisition Corp.	Pac-Van, Inc.	1C	1,000	100%

SCHEDULE 9(b)

Organizational Chart

2 – Indiana corporation
3 – Alberta corporation

Revised October 1, 2019

SCHEDULE 10

Instruments and Chattel Paper

1.   Promissory Notes: **None.**

Entity	Principal Amount	Date of Issuance	Interest Rate	Maturity Date

2.   Chattel Paper: **None**.

SCHEDULE 11(a)

Copyrights, Patents and Trademarks

UNITED STATES COPYRIGHTS: **None.**

Registrations:

OWNER	TITLE	REGISTRATION NUMBER

Applications:

OWNER	APPLICATION NUMBER

OTHER COPYRIGHTS: **None.**

Registrations:

OWNER	COUNTRY/STATE	TITLE	REGISTRATION NUMBER

Applications:

OWNER	COUNTRY/STATE	APPLICATION NUMBER

SCHEDULE 11(a)

Copyrights, Patents and Trademarks (cont.)

UNITED STATES PATENTS: **None.**

Registrations:

OWNER	REGISTRATION NUMBER	DESCRIPTION

Applications:

OWNER	APPLICATION NUMBER	DESCRIPTION

OTHER PATENTS: **None.**

Registrations:

OWNER	REGISTRATION NUMBER	COUNTRY/STATE	DESCRIPTION

Applications:

OWNER	APPLICATION NUMBER	COUNTRY/STATE	DESCRIPTION

SCHEDULE 11(a)

Copyrights, Patents and Trademarks (cont.)

UNITED STATES TRADEMARKS:

Registrations:

OWNER	REGISTRATION NUMBER	TRADEMARK
Pac-Van, Inc.	1287296	Pac-Van
Pac-Van, Inc.	3383829	We've Put Thousands of U.S. Businesses In Space
Pac-Van, Inc.	4359841	Pac-Van Expect More We'll Deliver
Pac-Van, Inc.	5093701	Pac-Van (stylized logo)

Applications:

OWNER	APPLICATION NUMBER	TRADEMARK
Pac-Van, Inc.	88870145	Gotta Go Glo
Pac-Van, Inc.	90133539	PV3 Safety Container

OTHER TRADEMARKS:

Registrations:

OWNER	REGISTRATION NUMBER	COUNTRY/STATE	TRADEMARK
PV Acquisition Corp.	TMA505599	Canada	Container King
PV Acquisition Corp.	TMA884273	Canada	"Container King – A Pac-Van, Inc. Company – Est. 1974"

Applications:

OWNER	APPLICATION NUMBER	COUNTRY/STATE	TRADEMARK
PV Acquisition Corp.	1922316	Canada	CK3 Safety Container

SCHEDULE 11(b)

Intellectual Property Licenses

LICENSEE	LICENSOR	COUNTRY/STATE	REGISTRATION/ APPLICATION NUMBER, IF ANY	DESCRIPTION

None.

SCHEDULE 11(c)

Intellectual Property Filings

See attached.

SCHEDULE 12

Commercial Tort Claims

None.

Claimant	Defendant	Principal Amount	Description of Claim

Schedule 13

Deposit Accounts and Securities Accounts

Owner	Type of Account	Bank or Intermediary	Account Numbers
Pac-Van, Inc.	Operating Account	Wells Fargo Bank, N.A.	███████
Pac-Van, Inc.	Lockbox	Wells Fargo Bank, N.A.	███████
Pac-Van, Inc.	Controlled Disbursement	Wells Fargo Bank, N.A.	███████
Pac-Van, Inc.	Business Edge Checking	Nevada State Bank	██████
Pac-Van, Inc.	Container King Operating Acct	Wells Fargo Bank, N.A.	███████

SCHEDULE 14

Letter of Credit Rights

None.

SCHEDULE 15

Certificated Units

The certificated units listed in Schedule 15 are subject to a first priority security interest in favor of Pac-Van Asset Trust.

Navision Fixed Asset Number	Item Number	Dept Code	Acquire Date
129097	8 X 24	CLEVELAND	4/30/1997
129597	8 X 30	INDPLS	4/30/1997
1297	8 X 32 O/S	TOLEDO	4/30/1997
129897	8 X 32 O/S	CLEVELAND	4/30/1997
137497	8 X 24	CLEVELAND	6/12/1997
137697	8 X 30	PITTSBURGH	6/3/1997
137897	8 X 30	NASHVILLE	6/11/1997
138697	8 X 32 O/S	CHARLESTON	6/3/1997
142897	8 X 24	TOLEDO	6/25/1997
143097	8 X 30	INDPLS	6/26/1997
144697	8 X 32 O/S	CLEVELAND	7/15/1997
16552	10 X 50	MEMPHIS	4/30/1997
16779	12 X 60	LOUISVILLE	2/28/1997
26534	14 X 60	CINCINNATI	2/28/1997
2814	8 X 32 O/S	DETROIT	4/30/1997
2830	8 X 24	CINCINNATI	4/30/1997
2833	8 X 30	ST. LOUIS	4/30/1997
2838	10 X 40	CHARLESTON	4/30/1997
2839	10 X 40	INDPLS	4/30/1997
2840	10 X 40	CHICAGO	4/30/1997
2844	10 X 40	CHICAGO	4/30/1997
2845	10 X 50	DETROIT	4/30/1997
2846	10 X 50	INDPLS	4/30/1997
2848	10 X 50	LOUISVILLE	4/30/1997
2849	10 X 50	QUAD CITIE	4/30/1997
2851	10 X 50	CHICAGO	4/30/1997
2854	12 X 60	INDPLS	4/30/1997
2856	12 X 60	INDPLS	4/30/1997
2857	12 X 60	MEMPHIS	4/30/1997
2913	10 X 50	CHICAGO	1/31/1997
2914	10 X 40	INDPLS	1/31/1997
2996	8 X 32	ST. LOUIS	3/31/1997
2BD3678	12 X 60	LA-CHINO	8/22/2013
2BD3680	FAST	LA-CHINO	8/22/2013
2BD3682	FAST	LA-CHINO	8/22/2013
2BD3683	FAST	LA-CHINO	8/22/2013
2BD3684	FAST	LA-CHINO	8/22/2013
2BD3685	FAST	LA-CHINO	8/22/2013
2BD3686	FAST	LA-CHINO	8/22/2013
2BD3687	FAST	LA-CHINO	8/22/2013
2BD3688	FAST	LA-CHINO	8/22/2013
2BD3689	12 X 60	BAKERSFLD	8/22/2013
2BD3691	FAST	LA-CHINO	8/22/2013
2BD3692/93	24 X	LA-CHINO	4/29/2014
2BD3694	FAST	LAS VEGAS	8/22/2013
2BD3696	12 X 60	BAKERSFLD	8/22/2013
2BD3697	FAST	LA-CHINO	8/22/2013
2BD3698	FAST	LA-CHINO	8/22/2013
2BD3699	FAST	LA-CHINO	8/22/2013
2BD3707	FAST	LAS VEGAS	8/22/2013
2BD3708	FAST	LAS VEGAS	8/22/2013
2BD3709	FAST	LAS VEGAS	8/22/2013
2BD3710	FAST	LAS VEGAS	8/22/2013
2BD3711	FAST	LAS VEGAS	8/22/2013
2BD3712	FAST	LAS VEGAS	8/22/2013
2BD3714	FAST	LAS VEGAS	8/22/2013
2BD3715	12 X 60	LA-CHINO	8/22/2013
2BD3719	36 X	BAKERSFLD	8/22/2013

Navision Fixed Asset Number	Item Number	Dept Code	Acquire Date
2BD3720	FAST	BAKERSFLD	8/22/2013
2BD3721	FAST	BAKERSFLD	8/22/2013
2BD3722/23/**24**	36 X	BAKERSFLD	3/7/2014
2BD3725	FAST	LA-CHINO	8/22/2013
2BD3727	FAST	LA-CHINO	8/22/2013
2BD3728	FAST	LA-CHINO	8/22/2013
2BD3729	FAST	LA-CHINO	8/22/2013
2BD3730	FAST	BAKERSFLD	8/22/2013
2BD3732	FAST	LA-CHINO	8/22/2013
2BD3733	FAST	LA-CHINO	8/22/2013
2BD3735	FAST	LA-CHINO	8/22/2013
2BD3736	FAST	LA-CHINO	8/22/2013
2BD3738	FAST	BAKERSFLD	8/22/2013
2BD3739	FAST	BAKERSFLD	8/22/2013
2BD3740	FAST	BAKERSFLD	8/22/2013
2BD3741	FAST	BAKERSFLD	8/22/2013
2BD3742	FAST	BAKERSFLD	8/22/2013
2BD3743	FAST	LA-CHINO	8/22/2013
2BD3744	FAST	LA-CHINO	8/22/2013
2BD3745	FAST	LA-CHINO	8/22/2013
2BD3747	FAST	LA-CHINO	8/22/2013
2BD3748	FAST	LA-CHINO	8/22/2013
2BD3749	FAST	LA-CHINO	8/22/2013
3001	12 X 60	ELKHART	3/31/1997
3003	12 X 60	GREEN BAY	3/31/1997
3004	12 X 60	INDPLS	3/31/1997
3005	12 X 60	CHICAGO	3/31/1997
3015	12 X 60	INDPLS	4/30/1997
3020	12 X 60	MEMPHIS	4/30/1997
3021	12 X 60	MEMPHIS	4/30/1997
3027	10 X 50	MEMPHIS	4/30/1997
3029	10 X 50	ST. LOUIS	4/30/1997
3042	8 X 30	NASHVILLE	4/30/1997
3065	8 X 32 O/S	CINCINNATI	4/30/1997
3163	12 X 60	LOUISVILLE	4/30/1997
3206	10 X 40	NASHVILLE	4/30/1997
41-3634	TNK 500 EXT	PADUCAH	3/1/2012
41-3635	TNK 500 EXT	ELKHART	3/1/2012
41-3636	TNK 500 EXT	CHARLOTTE	3/1/2012
41-3637	TNK 500 EXT	CHICAGO	3/1/2012
41-3638	TNK 500 EXT	DALLAS	3/1/2012
41-3639	TNK 500 EXT	PITTSBURGH	2/27/2012
41-3640	TNK 500 EXT	DALLAS	2/27/2012
41-3641	TNK 500 EXT	DALLAS	2/27/2012
41-3642	TNK 500 EXT	DALLAS	3/1/2012
41-3643	TNK 500 EXT	DALLAS	3/1/2012
41-3644	TNK 500 EXT	COLUMBUS	3/1/2012
41-3645	TNK 500 EXT	DALLAS	3/1/2012
41-3646	TNK 500 EXT	COLUMBUS	3/1/2012
41-3647	TNK 500 EXT	CLEVELAND	3/1/2012
41-3648	TNK 500 EXT	DALLAS	3/1/2012
41-3649	TNK 500 EXT	CHARLOTTE	3/1/2012
41-3650	TNK 500 EXT	CHARLOTTE	3/1/2012
41-3651	TNK 500 EXT	PADUCAH	3/1/2012
41-3653	TNK 500 EXT	SPRINGFLD	3/1/2012
41-3680	TNK 500 EXT	KANSAS CIT	3/6/2012
41-3681	TNK 500 EXT	ST. LOUIS	3/13/2012
41-3682	TNK 500 EXT	INDPLS	3/13/2012

Navision Fixed Asset Number	Item Number	Dept Code	Acquire Date
41-3683	TNK 500 EXT	GREEN BAY	3/13/2012
41-3684	TNK 500 EXT	DALLAS	3/13/2012
41-3685	TNK 500 EXT	COLUMBUS	3/13/2012
41-3686	TNK 500 EXT	DALLAS	3/20/2012
41-3687	TNK 500 EXT	DALLAS	3/20/2012
41-3688	TNK 500 EXT	CLEVELAND	3/20/2012
41-3689	TNK 500 EXT	TOLEDO	3/20/2012
41-3690	TNK 500 EXT	DALLAS	3/20/2012
41-3691	TNK 500 EXT	DALLAS	3/20/2012
41-3692	TNK 500 EXT	CHARLOTTE	3/20/2012
41-3693	TNK 500 EXT	DALLAS	3/20/2012
41-3695	TNK 500 EXT	DALLAS	3/27/2012
41-3696	TNK 500 EXT	LOUISVILLE	3/27/2012
41-3697	TNK 500 EXT	DALLAS	3/27/2012
41-3698	TNK 500 EXT	CHARLOTTE	3/27/2012
41-3742	TNK 500 EXT	CLEVELAND	4/27/2012
41-3743	TNK 500 EXT	DALLAS	4/27/2012
41-3744	TNK 500 EXT	DALLAS	5/3/2012
41-3745	TNK 500 EXT	DALLAS	5/3/2012
41-3746	TNK 500 EXT	LOUISVILLE	5/4/2012
41-3747	TNK 500 EXT	ST. LOUIS	4/25/2012
41-3748	TNK 500 EXT	INDPLS	4/25/2012
41-3749	TNK 500 EXT	CLEVELAND	4/26/2012
41-3750	TNK 500 EXT	COLUMBUS	5/4/2012
41-3751	TNK 500 EXT	TOLEDO	5/8/2012
41-3752	TNK 500 EXT	COLUMBUS	6/15/2012
41-3753	TNK 500 EXT	COLUMBUS	6/15/2012
41-3754	TNK 500 EXT	DALLAS	9/12/2012
41-3755	TNK 500 EXT	CLEVELAND	6/28/2012
41-3756	TNK 500 EXT	CLEVELAND	6/28/2012
41-3757	TNK 500 EXT	DALLAS	6/15/2012
41-3758	TNK 500 EXT	ELKHART	6/15/2012
41-3759	TNK 500 EXT	CLEVELAND	6/15/2012
41-3760	TNK 500 EXT	DALLAS	6/30/2012
41-3761	TNK 500 EXT	LA-CHINO	6/30/2012
41-3762	TNK 500 EXT	DALLAS	5/24/2012
41-3763	TNK 500 EXT	COLUMBUS	5/24/2012
41-3764	TNK 500 EXT	COLUMBUS	5/30/2012
41-3765	TNK 500 EXT	DALLAS	5/31/2012
41-3766	TNK 500 EXT	COLUMBUS	6/28/2012
41-3767	TNK 500 EXT	DALLAS	6/15/2012
41-3768	TNK 500 EXT	CLEVELAND	5/31/2012
41-3769	TNK 500 EXT	ST. LOUIS	6/15/2012
41-3770	TNK 500 EXT	COLUMBUS	6/15/2012
41-3771	TNK 500 EXT	PADUCAH	6/20/2012
41-3772	TNK 500 EXT	DALLAS	6/28/2012
41-3773	TNK 500 EXT	DALLAS	6/28/2012
41-3774	TNK 500 EXT	TOLEDO	6/30/2012
41-3775	TNK 500 EXT	ATLANTA	6/28/2012
41-3776	TNK 500 EXT	ST. LOUIS	7/17/2012
41-3777	TNK 500 EXT	DALLAS	6/28/2012
41-3778	TNK 500 EXT	DALLAS	6/30/2012
41-3779	TNK 500 EXT	SPRINGFLD	7/17/2012
41-3781	TNK 500 EXT	COLUMBUS	7/17/2012
41-3783	TNK 500 EXT	CLEVELAND	7/17/2012
41-3784	TNK 500 EXT	DALLAS	6/30/2012
41-3786	TNK 500 EXT	TOLEDO	7/17/2012
41-3787	TNK 500 EXT	DALLAS	7/17/2012

Navision Fixed Asset Number	Item Number	Dept Code	Acquire Date
41-3788	TNK 500 EXT	TOLEDO	7/17/2012
41-3789	TNK 500 EXT	TOLEDO	9/17/2012
41-3790	TNK 500 EXT	ORLANDO	9/17/2012
41-3791	TNK 500 EXT	ST. LOUIS	8/23/2012
41-3792	TNK 500 EXT	TOLEDO	9/17/2012
41-3793	TNK 500 EXT	DALLAS	8/23/2012
41-3794	TNK 500 EXT	DALLAS	8/28/2012
41-3795	TNK 500 EXT	DALLAS	8/28/2012
41-3804	TNK 500 INT	WATFORD	5/10/2012
41-3805	TNK 500 INT	WATFORD	5/10/2012
41-3806	TNK 500 INT	WATFORD	5/10/2012
41-3807	TNK 500 INT	WATFORD	5/10/2012
41-3808	TNK 500 INT	WATFORD	5/10/2012
41-3809	TNK 500 INT	WATFORD	5/10/2012
41-3810	TNK 500 INT	WATFORD	5/15/2012
41-3811	TNK 500 INT	WATFORD	5/15/2012
41-3812	TNK 500 INT	WATFORD	5/15/2012
41-3813	TNK 500 INT	WATFORD	5/15/2012
41-3814	TNK 500 INT	SEATTLE	5/17/2012
41-3815	TNK 500 INT	WATFORD	5/24/2012
41-3816	TNK 500 INT	WATFORD	5/24/2012
41-3817	TNK 500 INT	WATFORD	5/30/2012
41-3818	TNK 500 INT	WATFORD	5/31/2012
41-3819	TNK 500 INT	WATFORD	5/17/2012
41-3820	TNK 500 INT	WATFORD	5/31/2012
41-3821	TNK 500 INT	WATFORD	5/31/2012
41-3822	TNK 500 INT	WATFORD	5/31/2012
41-3823	TNK 500 INT	WATFORD	5/31/2012
449043	VAN	SPRINGFLD	3/8/2016
449112	VAN	SPRINGFLD	3/8/2016
543646	10 X 50	DENVER	12/18/2014
548089WE	VAN	SPRINGFLD	3/8/2016
9818641T	12 X 60	DENVER	12/18/2014
AFC844052	TNK 500 INT	WATFORD	7/10/2012
AFC844053	TNK 500 INT	LAS VEGAS	7/10/2012
AFC844055	TNK 500 INT	WATFORD	7/10/2012
AFC844056	TNK 500 INT	LAS VEGAS	7/10/2012
AFC844057	TNK 500 INT	WATFORD	7/10/2012
AFC844058	TNK 500 INT	WATFORD	7/10/2012
AFC844059	TNK 500 INT	WATFORD	7/10/2012
AFC844060	TNK 500 INT	WATFORD	7/10/2012
AFC844061	TNK 500 INT	WATFORD	7/10/2012
AFC844062	TNK 500 INT	WATFORD	7/10/2012
AFC844063	TNK 500 INT	WATFORD	7/10/2012
AFC844064	TNK 500 INT	WATFORD	7/10/2012
AFC844065	TNK 500 INT	ELKO	7/10/2012
AL1001	TNK 500 EXT	DALLAS	11/7/2013
AL1452	TNK 500 EXT	DALLAS	11/7/2013
AL1560	TNK 500 EXT	DALLAS	11/7/2013
AL1590	TNK 500 EXT	DALLAS	11/7/2013
AL1591	TNK 500 EXT	DALLAS	11/7/2013
AL1592	TNK 500 EXT	SAN ANTON	11/7/2013
AL1593	TNK 500 EXT	DALLAS	11/7/2013
AL1604	TNK 400 BBL GB	CORPUS C	11/7/2013
AL1605	TNK 400 BBL GB	CORPUS C	11/7/2013
AL1606	TNK 400 BBL GB	CORPUS C	11/7/2013
AL1607	TNK 400 BBL GB	CORPUS C	11/7/2013
AL1608	TNK 400 BBL GB	CORPUS C	11/7/2013

Navision Fixed Asset Number	Item Number	Dept Code	Acquire Date
AL1609	TNK 400 BBL GB	CORPUS C	11/7/2013
AL1610	TNK 400 BBL GB	SAN ANTON	11/7/2013
AL1611	TNK 400 BBL GB	CORPUS C	11/7/2013
AL1612	TNK 400 BBL GB	CORPUS C	11/7/2013
AL1613	TNK 400 BBL GB	DALLAS	11/7/2013
AL1656	TNK 400 BBL GB	CORPUS C	11/7/2013
AL2081	TNK 500 EXT	DALLAS	11/7/2013
AL2121	TNK 500 EXT	DALLAS	11/7/2013
AL2153	TNK 500 EXT	DALLAS	11/7/2013
AL2175	TNK 500 EXT	DALLAS	11/7/2013
AL2176	TNK 500 EXT	DALLAS	11/7/2013
AL2206	TNK 500 EXT	DALLAS	11/7/2013
AL2207	TNK 500 EXT	DALLAS	11/7/2013
AL2208	TNK 500 EXT	DALLAS	11/7/2013
AL2209	TNK 500 EXT	DALLAS	11/7/2013
AL2210	TNK 500 EXT	DALLAS	11/7/2013
AL2561	TNK 500 EXT	DALLAS	11/7/2013
AL2562	TNK 500 EXT	DALLAS	11/7/2013
AL2591	TNK 500 EXT	DALLAS	11/7/2013
AL2592	TNK 500 EXT	DALLAS	11/7/2013
AL2653	TNK 500 EXT	DALLAS	11/7/2013
AL2654	TNK 500 EXT	SAN ANTON	11/7/2013
AL2700	TNK 500 EXT	SAN ANTON	11/7/2013
AL2701	TNK 500 EXT	DALLAS	11/7/2013
AL2702	TNK 500 EXT	DALLAS	11/7/2013
AL2703	TNK 500 EXT	DALLAS	11/7/2013
AL2714	TNK 500 EXT	DALLAS	11/7/2013
AL2715	TNK 500 EXT	DALLAS	11/7/2013
AL2747	TNK 500 EXT	DALLAS	11/7/2013
AL2748	TNK 500 EXT	DALLAS	11/7/2013
AL2749	TNK 500 EXT	DALLAS	11/7/2013
AL2848	TNK 500 EXT	DALLAS	11/7/2013
AL2849	TNK 500 EXT	SAN ANTON	11/7/2013
AL2878	TNK 500 EXT	DALLAS	11/7/2013
AL2879	TNK 500 EXT	SAN ANTON	11/7/2013
AL2919	TNK 500 EXT	DALLAS	11/7/2013
AL2920	TNK 500 EXT	DALLAS	11/7/2013
AL2964	TNK 500 EXT	DALLAS	11/7/2013
AL2965	TNK 500 EXT	DALLAS	11/7/2013
AL3003	TNK 500 EXT	DALLAS	11/7/2013
AL3004	TNK 500 EXT	DALLAS	11/7/2013
AL3072	TNK 500 EXT	DALLAS	11/7/2013
AL3073	TNK 500 EXT	DALLAS	11/7/2013
AL3074	TNK 500 EXT	DALLAS	11/7/2013
AL3126	TNK 400 BBL GB	CORPUS C	11/7/2013
AL3146	TNK 400 BBL GB	CORPUS C	11/7/2013
AL3179	TNK 400 BBL GB	CORPUS C	11/7/2013
AL3206	TNK 400 BBL GB	CORPUS C	11/7/2013
AL3485	TNK 500 EXT	DALLAS	11/7/2013
AL3486	TNK 500 EXT	DALLAS	11/7/2013
AL3519	TNK 500 EXT	DALLAS	11/7/2013
AL3520	TNK 500 EXT	DALLAS	11/7/2013
AL3555	TNK 500 EXT	DALLAS	11/7/2013
AL3556	TNK 500 EXT	DALLAS	11/7/2013
AL3591	TNK 500 EXT	DALLAS	11/7/2013
AL3592	TNK 500 EXT	DALLAS	11/7/2013
AL3626	TNK 500 EXT	DALLAS	11/7/2013
AL3627	TNK 500 EXT	DALLAS	11/7/2013

Navision Fixed Asset Number	Item Number	Dept Code	Acquire Date
AL3661	TNK 500 EXT	DALLAS	11/7/2013
AL3662	TNK 500 EXT	DALLAS	11/7/2013
AL3696	TNK 500 EXT	DALLAS	11/7/2013
AL3697	TNK 500 EXT	DALLAS	11/7/2013
AL3727	TNK 500 EXT	DALLAS	11/7/2013
AL3728	TNK 500 EXT	DALLAS	11/7/2013
AL3763	TNK 500 EXT	DALLAS	11/7/2013
AL3764	TNK 500 EXT	DALLAS	11/7/2013
AL3791	TNK 400 BBL GB	SAN ANTON	11/7/2013
AL3792	TNK 500 EXT	DALLAS	11/7/2013
AL3793	TNK 500 EXT	DALLAS	11/7/2013
AL3812	TNK 400 BBL GB	SAN ANTON	11/7/2013
AL3939	TNK 400 BBL GB	SAN ANTON	11/7/2013
AL4028	TNK 400 BBL GB	DALLAS	11/7/2013
AL4057	TNK 400 BBL GB	WATFORD	11/7/2013
AL4063	TNK 400 BBL GB	DALLAS	11/7/2013
AL4074	TNK 400 BBL GB	DALLAS	11/7/2013
AL4080	TNK 400 BBL GB	WATFORD	11/7/2013
AL4087	TNK 400 BBL GB	DALLAS	11/7/2013
AL4102	TNK 500 EXT	DALLAS	11/7/2013
AL4103	TNK 500 EXT	DALLAS	11/7/2013
AL4123	TNK 500 EXT	DALLAS	11/7/2013
AL4124	TNK 500 EXT	DALLAS	11/7/2013
AL4150	TNK 500 EXT	DALLAS	11/7/2013
AL4151	TNK 500 EXT	DALLAS	11/7/2013
AL4172	TNK 500 EXT	ATLANTA	6/13/2012
AL4183	TNK 500 EXT	DALLAS	11/7/2013
AL4184	TNK 500 EXT	DALLAS	11/7/2013
AL4189	TNK 500 EXT	DALLAS	11/7/2013
AL4190	TNK 500 EXT	DALLAS	11/7/2013
AL4191	TNK 500 EXT	DALLAS	11/7/2013
AL4197	TNK 500 EXT	DALLAS	11/7/2013
AL4198	TNK 500 EXT	DALLAS	11/7/2013
AL4199	TNK 500 EXT	DALLAS	11/7/2013
AL4216	TNK 500 INT	WATFORD	7/23/2012
AL4217	TNK 500 INT	WATFORD	7/23/2012
AL4218	TNK 500 INT	WATFORD	7/23/2012
AL4219	TNK 500 INT	WATFORD	7/23/2012
AL4220	TNK 500 INT	WATFORD	7/23/2012
AL4244	TNK 400 BBL GB	DALLAS	11/7/2013
AL4245	TNK 400 BBL GB	DALLAS	11/7/2013
AL4246	TNK 400 BBL GB	DALLAS	11/7/2013
AL4247	TNK 400 BBL GB	WATFORD	11/7/2013
AL4248	TNK 400 BBL GB	SAN ANTON	11/7/2013
AL4249	TNK 500 INT	ELKO	6/30/2012
AL4250	TNK 500 INT	WATFORD	6/30/2012
AL4251	TNK 500 INT	WATFORD	6/30/2012
AL4252	TNK 500 INT	WATFORD	6/30/2012
AL4253	TNK 500 INT	WATFORD	6/30/2012
AL4274	TNK 400 BBL GB	SAN ANTON	11/7/2013
AL4275	TNK 400 BBL GB	SAN ANTON	11/7/2013
AL4276	TNK 400 BBL GB	SAN ANTON	11/7/2013
AL4282	TNK 400 BBL GB	WATFORD	11/7/2013
AL4283	TNK 500 INT	WATFORD	7/10/2012
AL4284	TNK 500 INT	WATFORD	7/10/2012
AL4285	TNK 500 INT	COLUMBUS	7/10/2012
AL4286	TNK 500 INT	COLUMBUS	7/10/2012
AL4287	TNK 500 INT	COLUMBUS	7/10/2012

Navision Fixed Asset Number	Item Number	Dept Code	Acquire Date
AL4300	TNK 400 BBL GB	DALLAS	11/7/2013
AL4301	TNK 400 BBL GB	DALLAS	11/7/2013
AL4302	TNK 400 BBL GB	DALLAS	11/7/2013
AL4303	TNK 400 BBL GB	COLUMBUS	11/7/2013
AL4305	TNK 500 EXT	DALLAS	11/7/2013
AL4306	TNK 500 EXT	DALLAS	11/7/2013
AL4307	TNK 500 EXT	DALLAS	11/7/2013
AL4308	TNK 500 EXT	DALLAS	11/7/2013
AL4309	TNK 500 EXT	DALLAS	11/7/2013
AL4310	TNK 500 EXT	DALLAS	11/7/2013
AL4311	TNK 500 EXT	DALLAS	11/7/2013
AL4312	TNK 500 EXT	DALLAS	11/7/2013
AL4313	TNK 500 EXT	DALLAS	11/7/2013
AL4314	TNK 500 EXT	DALLAS	11/7/2013
AL4361	TNK 500 EXT	BAKERSFLD	7/31/2012
AL4362	TNK 500 EXT	BAKERSFLD	7/31/2012
AL4363	TNK 500 EXT	BAKERSFLD	7/31/2012
AL4364	TNK 500 EXT	ELKO	7/31/2012
AL4365	TNK 500 EXT	NASHVILLE	7/31/2012
AL4366	TNK 500 EXT	DALLAS	11/7/2013
AL4368	TNK 500 EXT	DALLAS	11/7/2013
AL4369	TNK 500 EXT	DALLAS	11/7/2013
AL4380	TNK 500 EXT	DALLAS	11/7/2013
AL4381	TNK 500 EXT	DALLAS	11/7/2013
AL4383	TNK 500 EXT	DALLAS	11/7/2013
AL4384	TNK 500 EXT	DALLAS	11/7/2013
AL4387	TNK 500 EXT	DALLAS	11/7/2013
AL4388	TNK 500 EXT	DALLAS	11/7/2013
AL4389	TNK 500 EXT	DALLAS	11/7/2013
AL4390	TNK 500 EXT	DALLAS	11/7/2013
AL4391	TNK 500 EXT	DALLAS	11/7/2013
AL4405	TNK 500 EXT	DALLAS	11/7/2013
AL4406	TNK 500 EXT	DALLAS	11/7/2013
AL4407	TNK 500 EXT	DALLAS	11/7/2013
AL4411	TNK 500 EXT	DALLAS	11/7/2013
AL4412	TNK 500 EXT	DALLAS	11/7/2013
AL4413	TNK 500 EXT	DALLAS	11/7/2013
AL4414	TNK 500 EXT	DALLAS	11/7/2013
AL4415	TNK 500 EXT	DALLAS	11/7/2013
AL4420	TNK 500 EXT	DALLAS	11/7/2013
AL4421	TNK 500 EXT	DALLAS	11/7/2013
AL4422	TNK 500 EXT	DALLAS	11/7/2013
AL4423	TNK 500 EXT	DALLAS	11/7/2013
AL4424	TNK 500 EXT	DALLAS	11/7/2013
AL4425	TNK 500 EXT	DALLAS	11/7/2013
AL4427	TNK 500 EXT	SAN ANTON	11/7/2013
AL4428	TNK 500 EXT	DALLAS	11/7/2013
AL4429	TNK 500 EXT	DALLAS	11/7/2013
AL4430	TNK 500 EXT	DALLAS	11/7/2013
AL4432	TNK 500 EXT	DALLAS	11/7/2013
AL4433	TNK 500 EXT	DALLAS	11/7/2013
AL4434	TNK 500 EXT	DALLAS	11/7/2013
AL4435	TNK 500 EXT	DALLAS	11/7/2013
AL4436	TNK 500 EXT	DALLAS	11/7/2013
AL4441	TNK 500 EXT	DALLAS	11/7/2013
AL4442	TNK 500 EXT	DALLAS	11/7/2013
AL4443	TNK 500 EXT	DALLAS	11/7/2013
AL4444	TNK 500 EXT	SAN ANTON	11/7/2013

Navision Fixed Asset Number	Item Number	Dept Code	Acquire Date
AL4445	TNK 500 EXT	DALLAS	11/7/2013
AL4446	TNK 500 EXT	DALLAS	11/7/2013
AL4457	TNK 500 EXT	PITTSBURGH	11/7/2013
AL4458	TNK 500 EXT	DALLAS	11/7/2013
AL4459	TNK 500 EXT	DALLAS	11/7/2013
AL4462	TNK 500 EXT	DALLAS	11/7/2013
AL4464	TNK 400 BBL GB	SAN ANTON	11/7/2013
AL4465	TNK 400 BBL GB	SAN ANTON	11/7/2013
AL4467	TNK 400 BBL GB	SAN ANTON	11/7/2013
AL4474	TNK 500 EXT	BAKERSFLD	10/10/2012
AL4475	TNK 500 EXT	SEATTLE	10/10/2012
AL4476	TNK 500 EXT	KANSAS CIT	10/10/2012
AL4477	TNK 500 EXT	DALLAS	10/10/2012
AL4478	TNK 500 EXT	DALLAS	10/10/2012
AL4479	TNK 500 EXT	PADUCAH	10/10/2012
AL4480	TNK 500 EXT	DALLAS	10/10/2012
AL4481	TNK 500 EXT	COLUMBUS	10/10/2012
AL4482	TNK 500 EXT	COLUMBUS	10/10/2012
AL4483	TNK 500 EXT	COLUMBUS	10/10/2012
AL4493	TNK 500 EXT	DALLAS	11/7/2013
AL4494	TNK 500 EXT	DALLAS	11/7/2013
AL4540	TNK 500 EXT	DALLAS	11/7/2013
AL4541	TNK 500 EXT	DALLAS	11/7/2013
AL4542	TNK 500 EXT	DALLAS	11/7/2013
AL4554	TNK 500 EXT	DALLAS	11/7/2013
AL4555	TNK 500 EXT	DALLAS	11/7/2013
AL4556	TNK 500 EXT	DALLAS	11/7/2013
AL4558	TNK 500 EXT	DALLAS	11/7/2013
AL4559	TNK 500 EXT	DALLAS	11/7/2013
AL4560	TNK 500 EXT	DALLAS	11/7/2013
AL4561	TNK 500 EXT	DALLAS	11/7/2013
AL4562	TNK 500 EXT	DALLAS	11/7/2013
AL4563	TNK 500 EXT	DALLAS	11/7/2013
AL4564	TNK 500 EXT	DALLAS	11/7/2013
AL4565	TNK 500 EXT	DALLAS	11/7/2013
AL4566	TNK 500 EXT	DALLAS	11/7/2013
AL4567	TNK 500 EXT	DALLAS	11/7/2013
AL4574	TNK 500 EXT	ST. LOUIS	12/5/2012
AL4575	TNK 500 EXT	DALLAS	12/5/2012
AL4576	TNK 500 EXT	DALLAS	12/5/2012
AL4577	TNK 500 EXT	CHARLOTTE	12/5/2012
AL4578	TNK 500 EXT	DALLAS	12/5/2012
AL4579	TNK 500 EXT	ATLANTA	12/6/2012
AL4580	TNK 500 EXT	ORLANDO	12/6/2012
AL4581	TNK 500 EXT	DALLAS	12/6/2012
AL4582	TNK 500 EXT	COLUMBUS	12/6/2012
AL4583	TNK 500 EXT	SAN ANTON	12/6/2012
AL4585	TNK 500 EXT	SPRINGFLD	12/14/2012
AL4586	TNK 500 EXT	ELKHART	12/14/2012
AL4587	TNK 500 EXT	COLUMBUS	12/14/2012
AL4588	TNK 500 EXT	SAN ANTON	12/14/2012
AL4589	TNK 500 EXT	TOLEDO	12/14/2012
AL4595	TNK 500 EXT	DALLAS	12/14/2012
AL4596	TNK 500 EXT	COLUMBUS	12/14/2012
AL4597	TNK 500 EXT	DALLAS	12/14/2012
AL4598	TNK 500 EXT	SAN ANTON	12/14/2012
AL4599	TNK 500 EXT	SAN ANTON	12/14/2012
AL4635	TNK 500 RB	DALLAS	11/7/2013

Navision Fixed Asset Number	Item Number	Dept Code	Acquire Date
AL4636	TNK 500 RB	DALLAS	11/7/2013
AL4648	TNK 500 RB	DALLAS	11/7/2013
AL4649	TNK 500 RB	DALLAS	11/7/2013
AL4655	TNK 500 RB	DALLAS	11/7/2013
AL4656	TNK 500 RB	DALLAS	11/7/2013
AL4662	TNK 500 RB	DALLAS	11/7/2013
AL4663	TNK 500 RB	DALLAS	11/7/2013
AL4669	TNK 500 RB	DALLAS	11/7/2013
AL4676	TNK 500 RB	DALLAS	11/7/2013
AL4679	TNK 500 EXT	INDPLS	2/14/2013
AL4680	TNK 500 EXT	GREEN BAY	2/14/2013
AL4681	TNK 500 EXT	DALLAS	2/14/2013
AL4682	TNK 500 EXT	SAN ANTON	2/14/2013
AL4683	TNK 500 EXT	ORLANDO	2/14/2013
AL4686	TNK 500 EXT	ORLANDO	2/21/2013
AL4687	TNK 500 EXT	ORLANDO	2/21/2013
AL4688	TNK 500 EXT	ORLANDO	2/21/2013
AL4689	TNK 500 EXT	ATLANTA	2/21/2013
AL4690	TNK 500 EXT	CHARLOTTE	2/21/2013
AL4691	TNK DBL WALL	CHARLOTTE	2/15/2013
AL4692	TNK DBL WALL	CHARLOTTE	2/15/2013
AL4693	TNK 500 INT	WATFORD	2/28/2013
AL4694	TNK 500 INT	WATFORD	2/28/2013
AL4709	TNK 500 INT	WATFORD	2/28/2013
AL4710	TNK 500 INT	WATFORD	2/28/2013
AL4711	TNK 500 INT	WATFORD	2/28/2013
AL4712	TNK WEIR	ATLANTA	2/28/2013
AL4713	TNK WEIR	ALBANY	2/28/2013
AL4714	TNK WEIR	ALBANY	2/28/2013
AL4715	TNK WEIR	MIAMI	2/28/2013
AL4716	TNK 500 INT	WATFORD	3/6/2013
AL4719	TNK 500 INT	WATFORD	3/6/2013
AL4720	TNK 500 INT	DENVER	3/6/2013
AL4721	TNK 500 INT	WATFORD	3/6/2013
AL4722	TNK 500 INT	WATFORD	3/6/2013
AL4723	TNK 500 INT	WATFORD	3/13/2013
AL4735	TNK 500 INT	WATFORD	3/13/2013
AL4736	TNK 500 INT	LAS VEGAS	3/13/2013
AL4737	TNK 500 INT	COLUMBUS	3/13/2013
AL4738	TNK 500 INT	WATFORD	3/13/2013
AL4752	TNK 500 INT	WATFORD	3/25/2013
AL4753	TNK 500 INT	DENVER	3/25/2013
AL4754	TNK 500 INT	WATFORD	3/25/2013
AL4755	TNK 500 INT	WATFORD	3/25/2013
AL4756	TNK 500 INT	WATFORD	3/25/2013
AL4769	TNK 500 INT	WATFORD	3/27/2013
AL4770	TNK 500 INT	WATFORD	3/27/2013
AL4771	TNK 500 INT	WATFORD	3/27/2013
AL4772	TNK 500 INT	WATFORD	3/27/2013
AL4773	TNK 500 INT	WATFORD	3/27/2013
AL4786	TNK 500 INT	WATFORD	4/2/2013
AL4787	TNK 500 INT	WATFORD	4/2/2013
AL4788	TNK 500 INT	WATFORD	4/2/2013
AL4789	TNK 500 INT	WATFORD	4/2/2013
AL4790	TNK 500 INT	WATFORD	4/2/2013
AL4804	TNK 500 EXT	COLUMBUS	4/8/2013
AL4805	TNK 500 EXT	CINCINNATI	4/8/2013
AL4806	TNK 500 EXT	DALLAS	4/8/2013

Navision Fixed Asset Number	Item Number	Dept Code	Acquire Date
AL4807	TNK 500 EXT	DALLAS	4/8/2013
AL4808	TNK 500 EXT	DALLAS	4/8/2013
AL4810	TNK 500 EXT	COLUMBUS	4/8/2013
AL4811	TNK 500 EXT	COLUMBUS	4/8/2013
AL4817	TNK 500 EXT	NASHVILLE	4/18/2013
AL4818	TNK 500 EXT	DALLAS	4/18/2013
AL4819	TNK 500 EXT	DALLAS	4/18/2013
AL4820	TNK 500 EXT	DALLAS	4/18/2013
AL4821	TNK 500 EXT	COLUMBUS	4/18/2013
AL4826	TNK 500 EXT	DALLAS	4/23/2013
AL4827	TNK 500 EXT	DALLAS	4/23/2013
AL4828	TNK 500 EXT	DALLAS	4/23/2013
AL4829	TNK 500 EXT	DALLAS	4/23/2013
AL4830	TNK 500 EXT	COLUMBUS	4/23/2013
AL4836	TNK 500 EXT	SAN ANTON	5/1/2013
AL4837	TNK 500 EXT	CINCINNATI	5/1/2013
AL4838	TNK 500 EXT	DALLAS	5/1/2013
AL4848	TNK 500 EXT	COLUMBUS	5/2/2013
AL4849	TNK 500 EXT	DALLAS	5/2/2013
AL4850	TNK 500 EXT	COLUMBUS	5/2/2013
AL4851	TNK 500 EXT	ELKHART	5/2/2013
AL4852	TNK 500 EXT	SAN ANTON	5/2/2013
AL4860	TNK 500 EXT	DALLAS	5/10/2013
AL4861	TNK 500 EXT	COLUMBUS	5/10/2013
AL4862	TNK 500 EXT	DALLAS	5/10/2013
AL4863	TNK 500 EXT	COLUMBUS	5/10/2013
AL4864	TNK 500 EXT	DALLAS	5/10/2013
AL4869	TNK 500 EXT	COLUMBUS	5/16/2013
AL4870	TNK 500 EXT	ST. LOUIS	5/16/2013
AL4871	TNK 500 EXT	ELKHART	5/16/2013
AL4872	TNK 500 EXT	DALLAS	5/16/2013
AL4873	TNK 500 EXT	DALLAS	5/16/2013
AL4877	TNK 500 EXT	DALLAS	5/21/2013
AL4878	TNK 500 EXT	GREEN BAY	5/21/2013
AL4879	TNK 500 EXT	DALLAS	5/21/2013
AL4880	TNK 500 EXT	COLUMBUS	5/21/2013
AL4881	TNK 500 EXT	DALLAS	5/21/2013
AL4888	TNK 500 RB	DALLAS	5/21/2013
AL4897	TNK 500 EXT	DALLAS	6/21/2013
AL4898	TNK 500 RB	DALLAS	5/31/2013
AL4899	TNK 500 RB	DALLAS	5/31/2013
AL4900	TNK 500 EXT	DALLAS	6/21/2013
AL4902	TNK 500 EXT	DALLAS	6/21/2013
AL4905	TNK 500 EXT	DALLAS	6/25/2013
AL4906	TNK 500 EXT	DALLAS	6/25/2013
AL4907	TNK 500 RB	PITTSBURGH	5/31/2013
AL4908	TNK 500 RB	NEW BRUNS	5/31/2013
AL4909	TNK 500 INT	WATFORD	5/31/2013
AL4910	TNK 500 INT	WATFORD	5/31/2013
AL4913	TNK 500 INT	WATFORD	5/31/2013
AL4914	TNK 500 INT	WATFORD	5/31/2013
AL4927	TNK 500 INT	WATFORD	6/13/2013
AL4928	TNK 500 INT	WATFORD	6/13/2013
AL4937	TNK 500 INT	WATFORD	6/13/2013
AL4938	TNK 500 INT	WATFORD	6/13/2013
AL4943	TNK 500 INT	WATFORD	6/13/2013
AL4944	TNK 500 INT	WATFORD	6/13/2013
AL4948	TNK 500 INT	WATFORD	7/31/2013

Navision Fixed Asset Number	Item Number	Dept Code	Acquire Date
AL4949	TNK 500 INT	WATFORD	7/31/2013
AL4958	TNK 500 EXT	COLUMBUS	6/25/2013
AL4962	TNK 500 EXT	DALLAS	6/30/2013
AL4964	TNK 500 EXT	COLUMBUS	6/30/2013
AL4966	TNK 500 EXT	ATLANTA	6/30/2013
AL4968	TNK 500 EXT	LITTLEROCK	6/30/2013
AL4971	TNK 500 EXT	ORLANDO	6/30/2013
AL4972	TNK 500 EXT	COLUMBUS	6/30/2013
AL4976	TNK 500 EXT	DALLAS	7/17/2013
AL4977	TNK 500 EXT	DALLAS	7/17/2013
AL4978	TNK 500 EXT	TOLEDO	7/17/2013
AL4982	TNK 500 EXT	DALLAS	7/17/2013
AL4983	TNK 500 EXT	COLUMBUS	7/17/2013
AL4984	TNK 500 EXT	CHARLOTTE	7/17/2013
AL4987	TNK 500 EXT	RALEIGH	7/17/2013
AL4988	TNK 500 EXT	CHARLOTTE	7/17/2013
AL4989	TNK 500 INT	WATFORD	7/23/2013
AL4992	TNK 500 INT	WATFORD	7/23/2013
AL4993	TNK 500 INT	WATFORD	7/23/2013
AL4994	TNK 500 INT	CHICAGO	7/23/2013
AL4998	TNK 500 INT	SEATTLE	7/23/2013
AL4999	TNK 500 INT	WATFORD	7/23/2013
AL5000	TNK 500 INT	WATFORD	7/23/2013
AL5006	TNK 500 INT	WATFORD	7/31/2013
AL5007	TNK 500 INT	WATFORD	7/31/2013
AL5008	TNK 500 INT	WATFORD	7/31/2013
AL5012	TNK 500 INT	WATFORD	7/31/2013
AL5013	TNK 500 INT	SEATTLE	7/31/2013
AL5020	TNK 500 INT	WATFORD	9/3/2013
AL5021	TNK 500 INT	WATFORD	9/3/2013
AL5022	TNK 500 INT	WATFORD	9/3/2013
AL5026	TNK 500 INT	WATFORD	8/14/2013
AL5027	TNK 500 INT	WATFORD	9/3/2013
AL5028	TNK 500 INT	WATFORD	8/14/2013
AL5032	TNK 500 INT	WATFORD	8/14/2013
AL5033	TNK 500 INT	WATFORD	8/14/2013
AL5062	TNK 500 EXT	MEMPHIS	8/29/2013
AL5063	TNK 500 EXT	NASHVILLE	8/29/2013
AL5068	TNK 500 EXT	NASHVILLE	8/29/2013
AL5069	TNK 500 EXT	ORLANDO	8/29/2013
AL5074	TNK 500 EXT	NASHVILLE	9/12/2013
AL5075	TNK 500 EXT	ORLANDO	9/12/2013
AL5080	TNK 500 EXT	LOUISVILLE	9/12/2013
AL5081	TNK 500 EXT	ATLANTA	9/12/2013
AL5086	TNK 500 EXT	ATLANTA	9/10/2013
AL5087	TNK 500 EXT	ALBANY	9/10/2013
AL5096	TNK 500 EXT	DALLAS	9/25/2013
AL5097	TNK 500 EXT	DALLAS	9/25/2013
AL5102	TNK 500 EXT	DALLAS	9/25/2013
AL5103	TNK 500 EXT	PADUCAH	9/25/2013
AL5104	TNK 500 EXT	PADUCAH	9/25/2013
AL5105	TNK 500 EXT	LOUISVILLE	9/25/2013
AL5225	TNK 500 EXT	PADUCAH	5/22/2014
AL5226	TNK 500 EXT	PADUCAH	5/22/2014
AL5227	TNK 500 EXT	RALEIGH	5/22/2014
AL5228	TNK 500 EXT	PADUCAH	5/22/2014
AL5229	TNK 500 EXT	PADUCAH	5/22/2014
AL5230	TNK 500 EXT	DALLAS	5/22/2014

Navision Fixed Asset Number	Item Number	Dept Code	Acquire Date
AL5231	TNK 500 EXT	MILWAUKEE	5/22/2014
AL5242	TNK 500 EXT	MILWAUKEE	5/22/2014
AL5243	TNK 500 EXT	GREEN BAY	5/22/2014
AL5402	TNK DBL WALL	CHARLOTTE	4/23/2014
AL5422	TNK WEIR	ALBANY	4/25/2014
AL5423	TNK WEIR	CHARLESTON	4/25/2014
AL5424	TNK WEIR	CHARLESTON	6/16/2014
AL5425	TNK WEIR	LOUISVILLE	6/16/2014
AL5426	TNK DBL WALL	CHARLOTTE	6/16/2014
AL5456	TNK 500 INT	WATFORD	6/19/2014
AL5461	TNK 500 INT	WATFORD	6/19/2014
AL5471	TNK 500 INT	WATFORD	6/19/2014
AL5472	TNK 500 INT	WATFORD	6/19/2014
AL5473	TNK 500 INT	WATFORD	6/19/2014
AL5474	TNK 500 INT	WATFORD	6/19/2014
AL5475	TNK 500 INT	WATFORD	6/19/2014
AL5476	TNK 500 INT	WATFORD	6/30/2014
AL5477	TNK 500 INT	WATFORD	6/30/2014
AL5478	TNK 500 INT	WATFORD	6/30/2014
AL5479	TNK 500 INT	WATFORD	7/15/2014
AL5480	TNK 500 INT	WATFORD	7/15/2014
AL5481	TNK 500 INT	WATFORD	7/15/2014
AL5482	TNK 500 INT	WATFORD	7/21/2014
AL5483	TNK 500 INT	WATFORD	7/21/2014
AL5484	TNK 500 INT	WATFORD	7/21/2014
AL5485	TNK 500 INT	WATFORD	7/21/2014
AL5486	TNK 500 INT	WATFORD	8/21/2014
AL5487	TNK 500 INT	WATFORD	8/21/2014
AL5488	TNK 500 INT	WATFORD	8/21/2014
AL5570	TNK 500 INT	WATFORD	9/24/2014
AL5572	TNK 500 INT	WATFORD	9/24/2014
AL5574	TNK 500 INT	ELKO	9/24/2014
AL5575	TNK 400 BBL GB	CORPUS C	9/24/2014
AL5576	TNK 500 INT	WATFORD	9/24/2014
AL5577	TNK 400 BBL GB	WATFORD	9/24/2014
AL5578	TNK 500 INT	WATFORD	9/24/2014
AL5579	TNK 400 BBL GB	WATFORD	9/30/2014
AL5580	TNK 500 INT	WATFORD	9/30/2014
AL5581	TNK 400 BBL GB	WATFORD	9/30/2014
AL5584	TNK 500 RB	DALLAS	9/30/2014
AL5587	TNK 500 RB	DALLAS	9/30/2014
AL5590	TNK 500 RB	DALLAS	9/30/2014
AL5593	TNK 500 RB	NEW BRUNS	10/9/2014
AL5596	TNK 500 RB	NEW BRUNS	10/9/2014
AL5599	TNK 500 RB	NEW BRUNS	10/9/2014
AL5602	TNK 500 RB	NEW BRUNS	10/13/2014
AL5608	TNK 500 RB	NEW BRUNS	10/13/2014
AL5609	TNK 500 RB	NEW BRUNS	10/22/2014
AL5618	TNK 500 INT	WATFORD	10/22/2014
AL5623	TNK 500 INT	WATFORD	10/22/2014
AL5624	TNK 500 INT	SEATTLE	10/22/2014
AL5625	TNK 500 INT	WATFORD	10/22/2014
AL5626	TNK 500 INT	WATFORD	10/22/2014
AL5627	TNK 500 INT	SEATTLE	10/22/2014
AL5628	TNK 500 INT	WATFORD	10/22/2014
AL5629	TNK 500 INT	SEATTLE	10/22/2014
AL5630	TNK 500 INT	WATFORD	10/22/2014
AL5631	TNK 500 INT	SEATTLE	10/22/2014

Navision Fixed Asset Number	Item Number	Dept Code	Acquire Date
AL5633	TNK 500 INT	WATFORD	10/22/2014
AL5635	TNK 500 INT	WATFORD	10/22/2014
AL5638	TNK 500 INT	WATFORD	10/22/2014
AL5640	TNK 500 INT	SEATTLE	11/7/2014
AL5643	TNK 500 INT	WATFORD	11/7/2014
AL5645	TNK 500 INT	WATFORD	11/7/2014
AL5671	TNK 500 INT	WATFORD	11/30/2014
AL5672	TNK 500 INT	WATFORD	11/30/2014
AL5674	TNK 500 INT	LAS VEGAS	11/30/2014
AL5675	TNK 500 INT	WATFORD	11/30/2014
AL5676	TNK 500 INT	SEATTLE	11/30/2014
AL5678	TNK 500 INT	WATFORD	11/30/2014
AL5679	TNK 500 INT	WATFORD	11/18/2014
AL5680	TNK 500 INT	WATFORD	11/18/2014
AL5682	TNK 500 EXT	MILWAUKEE	11/18/2014
AL5693	TNK 500 INT	WATFORD	1/13/2015
AL5695	TNK 500 EXT	GREEN BAY	2/10/2015
AL5705	TNK 500 EXT	MILWAUKEE	1/13/2015
AL5708	TNK 500 EXT	GREEN BAY	1/13/2015
AL5709	TNK 500 EXT	GREEN BAY	1/13/2015
AL5711	TNK 500 EXT	DALLAS	1/13/2015
AL5713	TNK 500 EXT	DALLAS	1/13/2015
AL5718	TNK 500 EXT	DALLAS	1/13/2015
AL5720	TNK 500 EXT	DALLAS	1/13/2015
AL5722	TNK 500 EXT	TOLEDO	1/13/2015
AME-9400	36 X	BAKERSFLD	12/31/2011
AME-9401	36 X	BAKERSFLD	12/31/2011
AME-9402	36 X	LA-CHINO	12/31/2011
AME-9404	36 X	LA-CHINO	12/31/2011
AME-9405	36 X	BAKERSFLD	12/31/2011
AME-9406	36 X	LA-CHINO	12/31/2011
AMM2609 A/B	24 X	LAS VEGAS	9/20/2001
AMM2613	8 X 32	DENVER	9/20/2001
AMM3089	12 X 48 SALES	DENVER	8/24/2004
AMM3274 A/B	24 X	DENVER	11/23/2005
AMSI97-2274/ 2275	24 X	LAS VEGAS	6/6/2008
AUR36775-36777	36 X	LA-CHINO	6/6/2008
AUR38914-38918	60 X	BAKERSFLD	6/6/2008
AUR39754-39756	36 X	BAKERSFLD	6/6/2008
AUR39760-39761	24 X	BAKERSFLD	6/6/2008
BMC1244S0001	12 X 48	LA-CHINO	6/6/2008
BMCO618-1 M	FAST	LA-CHINO	6/6/2008
BMCO618-2 M	FAST	BAKERSFLD	6/6/2008
CAV3037	10 X 44	PHOENIX	8/1/1997
CAV3039	10 X 44	LA-CHINO	8/1/1997
CAV3043	12 X 48	PHOENIX	8/18/1997
CAV3590	8 X 32	LA-CHINO	10/24/1997
CAV3922	8 X 32	DENVER	12/11/1997
CAV3923	8 X 32	SALT LAKE	12/11/1997
CAV3926	10 X 44	PHOENIX	12/11/1997
CAV4121	10 X 44	PHOENIX	2/27/1998
CAV4204	10 X 44	PHOENIX	2/27/1998
CAV4205	10 X 44	PHOENIX	3/27/1998
CAV4301	12 X 60	DENVER	3/27/1998
CAV4303	12 X 60	PHOENIX	2/20/1998
CAV4305	12 X 60	PHOENIX	2/20/1998
CAV4435	8 X 32	PHOENIX	3/10/1998
CAV4438	10 X 44	LAS VEGAS	3/10/1998

Navision Fixed Asset Number	Item Number	Dept Code	Acquire Date
CAV4439	10 X 44	PHOENIX	3/10/1998
CAV4440	10 X 44	PHOENIX	3/10/1998
CAV4444	12 X 60	PHOENIX	3/10/1998
CAV4455	12 X 60	PHOENIX	3/10/1998
CAV4481	8 X 24	PHOENIX	3/23/1998
CAV4485	10 X 44	PHOENIX	3/23/1998
CAV4486	10 X 44	PHOENIX	3/23/1998
CAV4697	12 X 60	PHOENIX	6/17/1998
CAV4708	12 X 60	LA-CHINO	6/17/1998
CAV4736	8 X 24	PHOENIX	7/2/1998
CAV6919A/B	24 X	PHOENIX	7/31/2001
CAV7625	12 X 60	PHOENIX	1/31/2001
CLS90201	12 X 60	CINCINNATI	4/30/1997
CMB12525	8 X 24	ALBANY	9/30/1997
CMB12543	12 X 48	JACKSONVIL	6/16/1997
CMB12546	12 X 48	ORLANDO	8/21/1997
CMB12547	12 X 48	ORLANDO	8/21/1997
CMB12548	12 X 48	ORLANDO	9/1/1997
CMB12550	12 X 48	ORLANDO	7/9/1997
CMB12552	12 X 48	ORLANDO	7/14/1997
CMB12553	12 X 60	JACKSONVIL	6/12/1997
CMB12554	12 X 60	JACKSONVIL	6/12/1997
CMB12555	12 X 60	ORLANDO	6/12/1997
CMB12559	12 X 60	JACKSONVIL	6/3/1997
CMB12560	12 X 60	JACKSONVIL	6/3/1997
CMB12562	12 X 60	ORLANDO	8/21/1997
CMB12990	8 X 30	ATLANTA	8/8/1997
CMB13184	12 X 48	JACKSONVIL	11/14/1997
CMB13269	8 X 32	JACKSONVIL	11/14/1997
CMB14538	8 X 30	ORLANDO	9/16/1998
CMB14541	8 X 32 O/S	JACKSONVIL	9/16/1998
CMB14543	8 X 32 O/S	ALBANY	9/16/1998
CMB14548	8 X 30	ATLANTA	9/18/1998
CMB14643	8 X 24	MIAMI	10/9/1998
CMB14644	8 X 24	JACKSONVIL	10/9/1998
CMB14646	8 X 30	TAMPA	10/9/1998
CMB14649	8 X 30	ORLANDO	10/9/1998
CMB14731	8 X 32	ORLANDO	8/6/1998
CMB14732	10 X 40	JACKSONVIL	8/6/1998
CMB14733	10 X 40	CHARLOTTE	8/6/1998
CMB14734	10 X 40	ORLANDO	8/6/1998
CMB14735	10 X 50	NASHVILLE	8/6/1998
CMB14736	10 X 50	JACKSONVIL	8/6/1998
CMB14737	10 X 50	JACKSONVIL	8/6/1998
CMB14749/14750	24 X	JACKSONVIL	8/20/1998
CMB14776	10 X 40	ORLANDO	10/9/1998
CMB14777	10 X 40	CHARLOTTE	10/9/1998
CMB14778	10 X 40	JACKSONVIL	10/9/1998
CMB14780	10 X 40	ATLANTA	10/9/1998
CMB14783	10 X 50	ORLANDO	10/9/1998
CMB14785	10 X 50	JACKSONVIL	10/9/1998
CMB14787	12 X 60	ORLANDO	10/9/1998
CMB14788	12 X 60	JACKSONVIL	10/9/1998
CMB14789/14790	24 X	ORLANDO	10/9/1998
CMB14822	12 X 60	JACKSONVIL	10/23/1998
CMB14824	12 X 60	ORLANDO	10/23/1998
CMB14825	12 X 60	ORLANDO	10/23/1998
CMB14826	12 X 60	ORLANDO	10/23/1998

Navision Fixed Asset Number	Item Number	Dept Code	Acquire Date
CMB14827	12 X 60	ORLANDO	10/23/1998
CMB14828	12 X 60	ORLANDO	10/23/1998
CMB15073	8 X 24	JACKSONVIL	3/31/1999
CMB15076	8 X 30	ORLANDO	3/31/1999
CMB15078	8 X 30	ATLANTA	3/31/1999
CMB15086	10 X 40	CHARLOTTE	3/31/1999
CMB15087	10 X 40	ORLANDO	3/31/1999
CMB15109/15110	24 X	ORLANDO	3/31/1999
CMB15126	12 X 48	ORLANDO	3/31/1999
CMB15139/15140	24 X	JACKSONVIL	3/31/1999
CONM97B582/3	24 X	DENVER	11/30/2012
ELD4593	10 X 44	DENVER	5/16/2006
F001	TNK 500 EXT	DALLAS	11/7/2013
F002	TNK 400 BBL GB	DALLAS	11/7/2013
F003	TNK 500 EXT	DALLAS	11/7/2013
F004	TNK 500 EXT	DALLAS	11/7/2013
F005	TNK 500 EXT	DALLAS	11/7/2013
F006	TNK 500 EXT	DALLAS	11/7/2013
F007	TNK 500 EXT	DALLAS	11/7/2013
F008	TNK 500 EXT	DALLAS	11/7/2013
F009	TNK 500 EXT	SAN ANTON	11/7/2013
F010	TNK 500 EXT	DALLAS	11/7/2013
F011	TNK 500 EXT	DALLAS	11/7/2013
F012	TNK 500 EXT	DALLAS	11/7/2013
F013	TNK 500 EXT	DALLAS	11/7/2013
F014	TNK 500 EXT	DALLAS	11/7/2013
F015	TNK 500 EXT	SAN ANTON	11/7/2013
F016	TNK 500 EXT	SAN ANTON	11/7/2013
FA-05975	VAN	PADUCAH	8/1/2013
FA-05977	VAN	PADUCAH	8/1/2013
FA-06035	VAN	PADUCAH	8/1/2013
FA-06037	VAN	PADUCAH	8/1/2013
FA-06047	VAN	PADUCAH	8/1/2013
FA-06048	VAN	PADUCAH	8/1/2013
FA-06051	VAN	PADUCAH	8/1/2013
FA-06057	VAN	PADUCAH	8/1/2013
FA-06059	VAN	PADUCAH	8/1/2013
FA-06071	VAN	PADUCAH	8/1/2013
FA-06074	VAN	PADUCAH	8/1/2013
FA-06125	VAN	PADUCAH	8/1/2013
FA-06127	VAN	PADUCAH	8/1/2013
FA-06129	VAN	PADUCAH	8/1/2013
FA-06165	VAN	PADUCAH	8/1/2013
FA-06180	VAN	PADUCAH	8/1/2013
FA-06189	VAN	PADUCAH	8/1/2013
FA-06251	VAN	PADUCAH	8/1/2013
FA-14587	VAN	GREEN BAY	10/20/2014
FA-14590	VAN	GREEN BAY	10/20/2014
FA-14619	CHASSIS	MILWAUKEE	10/20/2014
FA-14637	VAN	GREEN BAY	10/20/2014
FA-14643	VAN	GREEN BAY	10/20/2014
FA-14647	VAN	GREEN BAY	10/20/2014
FA-14648	VAN	GREEN BAY	10/20/2014
FA-14653	VAN	GREEN BAY	10/20/2014
FA-14656	VAN	GREEN BAY	10/20/2014
FA-14659	CHASSIS	GREEN BAY	10/20/2014
FA-14712	VAN	GREEN BAY	10/20/2014
FA-14838	VAN	MILWAUKEE	10/20/2014

Navision Fixed Asset Number	Item Number	Dept Code	Acquire Date
FA-14965	VAN	MILWAUKEE	10/20/2014
FA-15118	CHASSIS	MILWAUKEE	10/20/2014
FA-15263	VAN	GREEN BAY	10/20/2014
FA-15335	VAN	GREEN BAY	10/20/2014
FA-15380	CHASSIS	MADISON	10/20/2014
FA-15389	CHASSIS	GREEN BAY	10/20/2014
FA-15464	VAN	GREEN BAY	10/20/2014
FA-17297	VAN	COLUMBUS	11/14/2014
FA-17305	VAN	COLUMBUS	11/14/2014
FA-17307	VAN	COLUMBUS	11/14/2014
FA-17308	VAN	COLUMBUS	11/14/2014
FA-17309	VAN	COLUMBUS	11/14/2014
FA-17316	VAN	COLUMBUS	11/14/2014
FA-17320	VAN	COLUMBUS	11/14/2014
FA-17322	VAN	COLUMBUS	11/14/2014
FA-17324	VAN	COLUMBUS	11/14/2014
FA-17325	VAN	COLUMBUS	11/14/2014
FA-17328	VAN	COLUMBUS	11/14/2014
FA-17330	VAN	COLUMBUS	11/14/2014
FA-17333	VAN	COLUMBUS	11/14/2014
FA-17335	VAN	COLUMBUS	11/14/2014
FA-17345	VAN	COLUMBUS	11/14/2014
FA-17350	VAN	COLUMBUS	11/14/2014
FA-17351	VAN	COLUMBUS	11/14/2014
FA-17354	VAN	COLUMBUS	11/14/2014
FA-17358	VAN	CLEVELAND	11/14/2014
FA-17362	VAN	COLUMBUS	11/14/2014
FA-17363	VAN	COLUMBUS	11/14/2014
FA-17365	VAN	COLUMBUS	11/14/2014
FA-17367	VAN	CLEVELAND	11/14/2014
FA-17368	VAN	COLUMBUS	11/14/2014
FA-17369	VAN	COLUMBUS	11/14/2014
FA-17370	VAN	COLUMBUS	11/14/2014
FA-17371	VAN	COLUMBUS	11/14/2014
FA-17372	VAN	COLUMBUS	11/14/2014
FA-17373	VAN	COLUMBUS	11/14/2014
FA-17374	VAN	COLUMBUS	11/14/2014
FA-17375	VAN	COLUMBUS	11/14/2014
FA-17376	VAN	COLUMBUS	11/14/2014
FA-17378	VAN	COLUMBUS	11/14/2014
FA-17379	VAN	COLUMBUS	11/14/2014
FA-17380	VAN	COLUMBUS	11/14/2014
FA-17382	VAN	COLUMBUS	11/14/2014
FA-17383	VAN	COLUMBUS	11/14/2014
FA-17386	VAN	COLUMBUS	11/14/2014
FA-17387	VAN	COLUMBUS	11/14/2014
FA-17389	VAN	COLUMBUS	11/14/2014
FA-17390	VAN	COLUMBUS	11/14/2014
FA-17391	VAN	COLUMBUS	11/14/2014
FA-17392	VAN	COLUMBUS	11/14/2014
FA-17428	VAN	COLUMBUS	11/14/2014
FA-17435	VAN	COLUMBUS	11/14/2014
FA-17445	VAN	COLUMBUS	11/14/2014
FA-17450	VAN	COLUMBUS	11/14/2014
FA-17452	VAN	COLUMBUS	11/14/2014
FA-17456	VAN	COLUMBUS	11/14/2014
FA-17468	VAN	COLUMBUS	11/14/2014
FA-17470	VAN	CLEVELAND	11/14/2014

Navision Fixed Asset Number	Item Number	Dept Code	Acquire Date
FA-17471	VAN	COLUMBUS	11/14/2014
FA-17473	VAN	CLEVELAND	11/14/2014
FA-17475	VAN	COLUMBUS	11/14/2014
FA-17476	VAN	COLUMBUS	11/14/2014
FA-17477	VAN	COLUMBUS	11/14/2014
FA-17478	VAN	COLUMBUS	11/14/2014
FA-17479	VAN	COLUMBUS	11/14/2014
FA-17480	VAN	COLUMBUS	11/14/2014
FA-17484	VAN	COLUMBUS	11/14/2014
FA-17485	VAN	COLUMBUS	11/14/2014
FA-17486	VAN	COLUMBUS	11/14/2014
FA-17487	VAN	COLUMBUS	11/14/2014
FA-17488	VAN	COLUMBUS	11/14/2014
FA-17490	VAN	COLUMBUS	11/14/2014
FA-17491	VAN	COLUMBUS	11/14/2014
FA-17492	VAN	COLUMBUS	11/14/2014
FA-17493	VAN	COLUMBUS	11/14/2014
FA-17494	VAN	COLUMBUS	11/14/2014
FA-17495	VAN	COLUMBUS	11/14/2014
FA-17496	VAN	COLUMBUS	11/14/2014
FA-17497	VAN	COLUMBUS	11/14/2014
FA-17498	VAN	COLUMBUS	11/14/2014
FA-17500	VAN	COLUMBUS	11/14/2014
FA-17501	VAN	COLUMBUS	11/14/2014
FA-17502	VAN	COLUMBUS	11/14/2014
FA-17503	VAN	COLUMBUS	11/14/2014
FA-17505	VAN	COLUMBUS	11/14/2014
FA-17506	VAN	COLUMBUS	11/14/2014
FA-17507	VAN	COLUMBUS	11/14/2014
FA-17510	VAN	COLUMBUS	11/14/2014
FA-17511	VAN	CLEVELAND	11/14/2014
FA-17513	VAN	COLUMBUS	11/14/2014
FA-17514	VAN	COLUMBUS	11/14/2014
FA-17516	VAN	COLUMBUS	11/14/2014
FA-17517	VAN	COLUMBUS	11/14/2014
FA-17519	VAN	COLUMBUS	11/14/2014
FA-17520	VAN	COLUMBUS	11/14/2014
FA-17521	VAN	CLEVELAND	11/14/2014
FA-17522	VAN	COLUMBUS	11/14/2014
FA-17523	VAN	CLEVELAND	11/14/2014
FA-17524	VAN	COLUMBUS	11/14/2014
FA-17525	VAN	CLEVELAND	11/14/2014
FA-17527	VAN	COLUMBUS	11/14/2014
FA-17528	VAN	COLUMBUS	11/14/2014
FA-17529	VAN	COLUMBUS	11/14/2014
FA-17530	VAN	COLUMBUS	11/14/2014
FA-17531	VAN	COLUMBUS	11/14/2014
FA-17532	VAN	COLUMBUS	11/14/2014
FA-17533	VAN	COLUMBUS	11/14/2014
FA-17534	VAN	CLEVELAND	11/14/2014
FA-17536	VAN	COLUMBUS	11/14/2014
FA-17537	VAN	COLUMBUS	11/14/2014
FA-17538	VAN	COLUMBUS	11/14/2014
FA-17539	VAN	COLUMBUS	11/14/2014
FA-17540	VAN	COLUMBUS	11/14/2014
FA-17541	VAN	COLUMBUS	11/14/2014
FA-17542	VAN	COLUMBUS	11/14/2014
FA-17544	VAN	COLUMBUS	11/14/2014

Navision Fixed Asset Number	Item Number	Dept Code	Acquire Date
FA-17545	VAN	COLUMBUS	11/14/2014
FA-17546	VAN	COLUMBUS	11/14/2014
FA-17547	VAN	COLUMBUS	11/14/2014
FA-17548	VAN	COLUMBUS	11/14/2014
FA-17550	VAN	COLUMBUS	11/14/2014
FA-17551	VAN	COLUMBUS	11/14/2014
FA-17553	VAN	CLEVELAND	11/14/2014
FA-17554	VAN	COLUMBUS	11/14/2014
FA-17557	VAN	COLUMBUS	11/14/2014
FA-17558	VAN	CLEVELAND	11/14/2014
FA-17559	VAN	COLUMBUS	11/14/2014
FA-17560	VAN	COLUMBUS	11/14/2014
FA-17562	VAN	COLUMBUS	11/14/2014
FA-17563	VAN	COLUMBUS	11/14/2014
FA-17564	VAN	COLUMBUS	11/14/2014
FA-17565	VAN	COLUMBUS	11/14/2014
FA-17568	VAN	COLUMBUS	11/14/2014
FA-17569	VAN	COLUMBUS	11/14/2014
FA-17570	VAN	COLUMBUS	11/14/2014
FA-17571	VAN	COLUMBUS	11/14/2014
FA-17574	VAN	COLUMBUS	11/14/2014
FA-17576	VAN	COLUMBUS	11/14/2014
FA-17577	VAN	COLUMBUS	11/14/2014
FA-17578	VAN	COLUMBUS	11/14/2014
FA-17580	VAN	COLUMBUS	11/14/2014
FA-17581	VAN	COLUMBUS	11/14/2014
FA-17582	VAN	COLUMBUS	11/14/2014
FA-17583	VAN	COLUMBUS	11/14/2014
FA-17584	VAN	COLUMBUS	11/14/2014
FA-17585	VAN	COLUMBUS	11/14/2014
FA-17587	VAN	COLUMBUS	11/14/2014
FA-17589	VAN	CLEVELAND	11/14/2014
FA-17590	VAN	CLEVELAND	11/14/2014
FA-17591	VAN	COLUMBUS	11/14/2014
FA-17592	VAN	COLUMBUS	11/14/2014
FA-17593	VAN	COLUMBUS	11/14/2014
FA-17594	VAN	COLUMBUS	11/14/2014
FA-17595	VAN	COLUMBUS	11/14/2014
FA-17597	VAN	COLUMBUS	11/14/2014
FA-17598	VAN	COLUMBUS	11/14/2014
FA-17599	VAN	COLUMBUS	11/14/2014
FA-17600	VAN	COLUMBUS	11/14/2014
FA-17601	VAN	CINCINNATI	11/14/2014
FA-17602	VAN	COLUMBUS	11/14/2014
FA-17603	VAN	COLUMBUS	11/14/2014
FA-17605	VAN	COLUMBUS	11/14/2014
FA-17606	VAN	COLUMBUS	11/14/2014
FA-17608	VAN	COLUMBUS	11/14/2014
FA-17609	VAN	COLUMBUS	11/14/2014
FA-17610	VAN	CLEVELAND	11/14/2014
FA-17611	VAN	COLUMBUS	11/14/2014
FA-17612	VAN	COLUMBUS	11/14/2014
FA-17613	VAN	COLUMBUS	11/14/2014
FA-17614	VAN	COLUMBUS	11/14/2014
FA-17615	VAN	COLUMBUS	11/14/2014
FA-17616	VAN	COLUMBUS	11/14/2014
FA-17618	VAN	COLUMBUS	11/14/2014
FA-17620	VAN	COLUMBUS	11/14/2014

Navision Fixed Asset Number	Item Number	Dept Code	Acquire Date
FA-17621	VAN	COLUMBUS	11/14/2014
FA-17622	VAN	COLUMBUS	11/14/2014
FA-17624	VAN	COLUMBUS	11/14/2014
FA-17625	VAN	COLUMBUS	11/14/2014
FA-17626	VAN	COLUMBUS	11/14/2014
FA-17627	VAN	CLEVELAND	11/14/2014
FA-17628	VAN	COLUMBUS	11/14/2014
FA-17630	VAN	COLUMBUS	11/14/2014
FA-17631	VAN	COLUMBUS	11/14/2014
FA-17632	VAN	COLUMBUS	11/14/2014
FA-17633	VAN	COLUMBUS	11/14/2014
FA-17636	VAN	COLUMBUS	11/14/2014
FA-17637	VAN	COLUMBUS	11/14/2014
FA-17638	VAN	COLUMBUS	11/14/2014
FA-17639	VAN	COLUMBUS	11/14/2014
FA-17640	VAN	COLUMBUS	11/14/2014
FA-17641	VAN	COLUMBUS	11/14/2014
FA-17642	VAN	COLUMBUS	11/14/2014
FA-17644	VAN	COLUMBUS	11/14/2014
FA-17645	VAN	COLUMBUS	11/14/2014
FA-17648	VAN	COLUMBUS	11/14/2014
FA-17649	VAN	COLUMBUS	11/14/2014
FA-17651	VAN	COLUMBUS	11/14/2014
FA-17652	VAN	COLUMBUS	11/14/2014
FA-17653	VAN	COLUMBUS	11/14/2014
FA-17654	VAN	COLUMBUS	11/14/2014
FA-17655	VAN	COLUMBUS	11/14/2014
FA-17656	VAN	CLEVELAND	11/14/2014
FA-17657	VAN	COLUMBUS	11/14/2014
FA-17659	VAN	COLUMBUS	11/14/2014
FA-17660	VAN	COLUMBUS	11/14/2014
FA-17661	VAN	COLUMBUS	11/14/2014
FA-17662	VAN	COLUMBUS	11/14/2014
FA-17663	VAN	COLUMBUS	11/14/2014
FA-17664	VAN	COLUMBUS	11/14/2014
FA-17665	VAN	COLUMBUS	11/14/2014
FA-17666	VAN	COLUMBUS	11/14/2014
FA-17667	VAN	COLUMBUS	11/14/2014
FA-17669	VAN	COLUMBUS	11/14/2014
FA-17670	VAN	COLUMBUS	11/14/2014
FA-17671	VAN	COLUMBUS	11/14/2014
FA-17672	VAN	COLUMBUS	11/14/2014
FA-17673	VAN	COLUMBUS	11/14/2014
FA-17674	VAN	COLUMBUS	11/14/2014
FA-17675	VAN	COLUMBUS	11/14/2014
FA-17676	VAN	CINCINNATI	11/14/2014
FA-17677	VAN	COLUMBUS	11/14/2014
FA-17678	VAN	COLUMBUS	11/14/2014
FA-17679	VAN	COLUMBUS	11/14/2014
FA-17680	VAN	COLUMBUS	11/14/2014
FA-17681	VAN	CINCINNATI	11/14/2014
FA-17682	VAN	COLUMBUS	11/14/2014
FA-17683	VAN	COLUMBUS	11/14/2014
FA-17684	VAN	COLUMBUS	11/14/2014
FA-17685	VAN	COLUMBUS	11/14/2014
FA-17687	VAN	COLUMBUS	11/14/2014
FA-17690	VAN	COLUMBUS	11/14/2014
FA-17691	VAN	COLUMBUS	11/14/2014

Navision Fixed Asset Number	Item Number	Dept Code	Acquire Date
FA-17692	VAN	COLUMBUS	11/14/2014
FA-17693	VAN	COLUMBUS	11/14/2014
FA-17694	VAN	COLUMBUS	11/14/2014
FA-17696	VAN	COLUMBUS	11/14/2014
FA-17697	VAN	COLUMBUS	11/14/2014
FA-17701	VAN	COLUMBUS	11/14/2014
FA-17702	VAN	COLUMBUS	11/14/2014
FA-17703	VAN	COLUMBUS	11/14/2014
FA-17705	VAN	COLUMBUS	11/14/2014
FA-17706	VAN	CINCINNATI	11/14/2014
FA-17707	VAN	COLUMBUS	11/14/2014
FA-17708	VAN	COLUMBUS	11/14/2014
FA-17710	VAN	COLUMBUS	11/14/2014
FA-17712	VAN	CLEVELAND	11/14/2014
FA-17713	VAN	COLUMBUS	11/14/2014
FA-17714	VAN	COLUMBUS	11/14/2014
FA-17715	VAN	CINCINNATI	11/14/2014
FA-17718	VAN	COLUMBUS	11/14/2014
FA-17719	VAN	COLUMBUS	11/14/2014
FA-17720	VAN	COLUMBUS	11/14/2014
FA-17723	VAN	COLUMBUS	11/14/2014
FA-17724	VAN	COLUMBUS	11/14/2014
FA-17725	VAN	COLUMBUS	11/14/2014
FA-17727	VAN	COLUMBUS	11/14/2014
FA-17728	VAN	COLUMBUS	11/14/2014
FA-17729	VAN	COLUMBUS	11/14/2014
FA-17730	VAN	COLUMBUS	11/14/2014
FA-17732	VAN	COLUMBUS	11/14/2014
FA-17733	VAN	COLUMBUS	11/14/2014
FA-17734	VAN	COLUMBUS	11/14/2014
FA-17735	VAN	CLEVELAND	11/14/2014
FA-17737	VAN	COLUMBUS	11/14/2014
FA-17739	VAN	COLUMBUS	11/14/2014
FA-17740	VAN	COLUMBUS	11/14/2014
FA-17741	VAN	COLUMBUS	11/14/2014
FA-17742	VAN	COLUMBUS	11/14/2014
FA-17743	VAN	COLUMBUS	11/14/2014
FA-17744	VAN	COLUMBUS	11/14/2014
FA-17745	VAN	COLUMBUS	11/14/2014
FA-17746	VAN	COLUMBUS	11/14/2014
FA-17748	VAN	CLEVELAND	11/14/2014
FA-17750	VAN	COLUMBUS	11/14/2014
FA-17751	VAN	COLUMBUS	11/14/2014
FA-17753	VAN	COLUMBUS	11/14/2014
FA-17754	VAN	COLUMBUS	11/14/2014
FA-17755	VAN	COLUMBUS	11/14/2014
FA-17756	VAN	COLUMBUS	11/14/2014
FA-17757	VAN	COLUMBUS	11/14/2014
FA-17758	VAN	COLUMBUS	11/14/2014
FA-17759	VAN	COLUMBUS	11/14/2014
FA-17760	VAN	COLUMBUS	11/14/2014
FA-17763	VAN	COLUMBUS	11/14/2014
FA-17764	VAN	COLUMBUS	11/14/2014
FA-17765	VAN	CINCINNATI	11/14/2014
FA-17766	VAN	COLUMBUS	11/14/2014
FA-17767	VAN	COLUMBUS	11/14/2014
FA-17768	VAN	COLUMBUS	11/14/2014
FA-17769	VAN	COLUMBUS	11/14/2014

Navision Fixed Asset Number	Item Number	Dept Code	Acquire Date
FA-17770	VAN	COLUMBUS	11/14/2014
FA-17771	VAN	COLUMBUS	11/14/2014
FA-17773	VAN	COLUMBUS	11/14/2014
FA-17774	VAN	COLUMBUS	11/14/2014
FA-17775	VAN	COLUMBUS	11/14/2014
FA-17776	VAN	COLUMBUS	11/14/2014
FA-17777	VAN	COLUMBUS	11/14/2014
FA-17778	VAN	COLUMBUS	11/14/2014
FA-17780	VAN	COLUMBUS	11/14/2014
FA-17781	VAN	COLUMBUS	11/14/2014
FA-17782	VAN	COLUMBUS	11/14/2014
FA-17783	VAN	COLUMBUS	11/14/2014
FA-17784	VAN	COLUMBUS	11/14/2014
FA-17785	VAN	COLUMBUS	11/14/2014
FA-17786	VAN	COLUMBUS	11/14/2014
FA-17787	VAN	COLUMBUS	11/14/2014
FA-17789	VAN	COLUMBUS	11/14/2014
FA-17790	VAN	COLUMBUS	11/14/2014
FA-17791	VAN	COLUMBUS	11/14/2014
FA-17792	VAN	CLEVELAND	11/14/2014
FA-17793	VAN	COLUMBUS	11/14/2014
FA-17794	VAN	COLUMBUS	11/14/2014
FA-17795	VAN	CLEVELAND	11/14/2014
FA-17797	VAN	COLUMBUS	11/14/2014
FA-17798	VAN	COLUMBUS	11/14/2014
FA-17799	VAN	COLUMBUS	11/14/2014
FA-17800	VAN	COLUMBUS	11/14/2014
FA-17802	VAN	COLUMBUS	11/14/2014
FA-17803	VAN	COLUMBUS	11/14/2014
FA-17804	VAN	COLUMBUS	11/14/2014
FA-17805	VAN	COLUMBUS	11/14/2014
FA-17806	VAN	COLUMBUS	11/14/2014
FA-17807	VAN	COLUMBUS	11/14/2014
FA-17808	VAN	COLUMBUS	11/14/2014
FA-17809	VAN	COLUMBUS	11/14/2014
FA-17810	VAN	COLUMBUS	11/14/2014
FA-17811	VAN	COLUMBUS	11/14/2014
FA-17812	VAN	CHARLESTON	11/14/2014
FA-17813	VAN	COLUMBUS	11/14/2014
FA-17814	VAN	COLUMBUS	11/14/2014
FA-17816	VAN	COLUMBUS	11/14/2014
FA-17817	VAN	COLUMBUS	11/14/2014
FA-17818	VAN	COLUMBUS	11/14/2014
FA-17819	VAN	COLUMBUS	11/14/2014
FA-17820	VAN	COLUMBUS	11/14/2014
FA-17821	VAN	COLUMBUS	11/14/2014
FA-17822	VAN	COLUMBUS	11/14/2014
FA-17823	VAN	COLUMBUS	11/14/2014
FA-17825	VAN	COLUMBUS	11/14/2014
FA-17826	VAN	COLUMBUS	11/14/2014
FA-17827	VAN	COLUMBUS	11/14/2014
FA-17829	VAN	COLUMBUS	11/14/2014
FA-17830	VAN	COLUMBUS	11/14/2014
FA-17831	VAN	COLUMBUS	11/14/2014
FA-17832	VAN	COLUMBUS	11/14/2014
FA-17833	VAN	COLUMBUS	11/14/2014
FA-17834	VAN	COLUMBUS	11/14/2014
FA-17835	VAN	COLUMBUS	11/14/2014

Navision Fixed Asset Number	Item Number	Dept Code	Acquire Date
FA-17837	VAN	CLEVELAND	11/14/2014
FA-17838	VAN	COLUMBUS	11/14/2014
FA-17839	VAN	COLUMBUS	11/14/2014
FA-17840	VAN	COLUMBUS	11/14/2014
FA-17841	VAN	COLUMBUS	11/14/2014
FA-17842	VAN	COLUMBUS	11/14/2014
FA-17843	VAN	COLUMBUS	11/14/2014
FA-17844	VAN	COLUMBUS	11/14/2014
FA-17846	VAN	COLUMBUS	11/14/2014
FA-17847	VAN	COLUMBUS	11/14/2014
FA-17848	VAN	COLUMBUS	11/14/2014
FA-17849	VAN	COLUMBUS	11/14/2014
FA-17850	VAN	COLUMBUS	11/14/2014
FA-17851	VAN	CINCINNATI	11/14/2014
FA-17852	VAN	COLUMBUS	11/14/2014
FA-17853	VAN	COLUMBUS	11/14/2014
FA-17854	VAN	COLUMBUS	11/14/2014
FA-17855	VAN	COLUMBUS	11/14/2014
FA-17856	VAN	COLUMBUS	11/14/2014
FA-17857	VAN	COLUMBUS	11/14/2014
FA-17858	VAN	COLUMBUS	11/14/2014
FA-17859	VAN	COLUMBUS	11/14/2014
FA-17860	VAN	COLUMBUS	11/14/2014
FA-17861	VAN	COLUMBUS	11/14/2014
FA-17862	VAN	COLUMBUS	11/14/2014
FA-17863	VAN	COLUMBUS	11/14/2014
FA-17864	VAN	COLUMBUS	11/14/2014
FA-17865	VAN	COLUMBUS	11/14/2014
FA-17866	VAN	COLUMBUS	11/14/2014
FA-17867	VAN	COLUMBUS	11/14/2014
FA-17868	VAN	COLUMBUS	11/14/2014
FA-17869	VAN	COLUMBUS	11/14/2014
FA-17870	VAN	COLUMBUS	11/14/2014
FA-17871	VAN	COLUMBUS	11/14/2014
FA-17872	VAN	COLUMBUS	11/14/2014
FA-17874	VAN	COLUMBUS	11/14/2014
FA-17876	VAN	COLUMBUS	11/14/2014
FA-17877	VAN	COLUMBUS	11/14/2014
FA-17878	VAN	COLUMBUS	11/14/2014
FA-17879	VAN	COLUMBUS	11/14/2014
FA-17880	VAN	CLEVELAND	11/14/2014
FA-17881	VAN	COLUMBUS	11/14/2014
FA-17882	VAN	COLUMBUS	11/14/2014
FA-17885	VAN	COLUMBUS	11/14/2014
FA-17887	VAN	COLUMBUS	11/14/2014
FA-17889	VAN	CLEVELAND	11/14/2014
FA-17890	VAN	COLUMBUS	11/14/2014
FA-17891	VAN	COLUMBUS	11/14/2014
FA-17892	VAN	COLUMBUS	11/14/2014
FA-17893	VAN	COLUMBUS	11/14/2014
FA-17894	VAN	COLUMBUS	11/14/2014
FA-17895	VAN	COLUMBUS	11/14/2014
FA-17896	VAN	COLUMBUS	11/14/2014
FA-17899	VAN	COLUMBUS	11/14/2014
FA-17901	VAN	COLUMBUS	11/14/2014
FA-17903	VAN	COLUMBUS	11/14/2014
FA-17904	VAN	COLUMBUS	11/14/2014
FA-17905	VAN	CLEVELAND	11/14/2014

Navision Fixed Asset Number	Item Number	Dept Code	Acquire Date
FA-17906	VAN	COLUMBUS	11/14/2014
FA-17907	VAN	COLUMBUS	11/14/2014
FA-17908	VAN	COLUMBUS	11/14/2014
FA-17910	VAN	COLUMBUS	11/14/2014
FA-17911	VAN	COLUMBUS	11/14/2014
FA-17912	VAN	COLUMBUS	11/14/2014
FA-17915	VAN	COLUMBUS	11/14/2014
FA-17916	VAN	COLUMBUS	11/14/2014
FA-17918	VAN	COLUMBUS	11/14/2014
FA-17919	VAN	COLUMBUS	11/14/2014
FA-17920	VAN	COLUMBUS	11/14/2014
FA-17921	VAN	COLUMBUS	11/14/2014
FA-17923	VAN	COLUMBUS	11/14/2014
FA-17924	VAN	CLEVELAND	11/14/2014
FA-17925	VAN	COLUMBUS	11/14/2014
FA-17926	VAN	COLUMBUS	11/14/2014
FA-17927	VAN	COLUMBUS	11/14/2014
FA-17928	VAN	COLUMBUS	11/14/2014
FA-17929	VAN	COLUMBUS	11/14/2014
FA-17930	VAN	COLUMBUS	11/14/2014
FA-17931	VAN	COLUMBUS	11/14/2014
FA-17932	VAN	COLUMBUS	11/14/2014
FA-17933	VAN	COLUMBUS	11/14/2014
FA-17934	VAN	COLUMBUS	11/14/2014
FA-17935	VAN	COLUMBUS	11/14/2014
FA-17936	VAN	COLUMBUS	11/14/2014
FA-17937	VAN	COLUMBUS	11/14/2014
FA-17938	VAN	COLUMBUS	11/14/2014
FA-17939	VAN	COLUMBUS	11/14/2014
FA-17940	VAN	COLUMBUS	11/14/2014
FA-17941	VAN	COLUMBUS	11/14/2014
FA-17942	VAN	COLUMBUS	11/14/2014
FA-17943	VAN	COLUMBUS	11/14/2014
FA-17944	VAN	COLUMBUS	11/14/2014
FA-17945	VAN	COLUMBUS	11/14/2014
FA-17946	VAN	COLUMBUS	11/14/2014
FA-17947	VAN	COLUMBUS	11/14/2014
FA-17948	VAN	COLUMBUS	11/14/2014
FA-17949	VAN	COLUMBUS	11/14/2014
FA-17950	VAN	PITTSBURGH	11/14/2014
FA-17951	VAN	COLUMBUS	11/14/2014
FA-17953	VAN	COLUMBUS	11/14/2014
FA-17955	VAN	COLUMBUS	11/14/2014
FA-17956	VAN	COLUMBUS	11/14/2014
FA-17957	VAN	COLUMBUS	11/14/2014
FA-17959	VAN	COLUMBUS	11/14/2014
FA-17961	VAN	COLUMBUS	11/14/2014
FA-17962	VAN	COLUMBUS	11/14/2014
FA-17963	VAN	COLUMBUS	11/14/2014
FA-17964	VAN	COLUMBUS	11/14/2014
FA-17965	VAN	CLEVELAND	11/14/2014
FA-17966	VAN	COLUMBUS	11/14/2014
FA-17967	VAN	COLUMBUS	11/14/2014
FA-17971	VAN	COLUMBUS	11/14/2014
FA-17972	VAN	COLUMBUS	11/14/2014
FA-17973	VAN	CLEVELAND	11/14/2014
FA-17974	VAN	COLUMBUS	11/14/2014
FA-17975	VAN	COLUMBUS	11/14/2014

Navision Fixed Asset Number	Item Number	Dept Code	Acquire Date
FA-17977	VAN	COLUMBUS	11/14/2014
FA-17978	VAN	COLUMBUS	11/14/2014
FA-17979	VAN	COLUMBUS	11/14/2014
FA-17980	VAN	COLUMBUS	11/14/2014
FA-17981	VAN	COLUMBUS	11/14/2014
FA-17982	VAN	COLUMBUS	11/14/2014
FA-17983	VAN	COLUMBUS	11/14/2014
FA-17984	VAN	COLUMBUS	11/14/2014
FA-17985	VAN	COLUMBUS	11/14/2014
FA-17986	VAN	COLUMBUS	11/14/2014
FA-17987	VAN	COLUMBUS	11/14/2014
FA-17988	VAN	COLUMBUS	11/14/2014
FA-17989	VAN	COLUMBUS	11/14/2014
FA-17990	VAN	COLUMBUS	11/14/2014
FA-17991	VAN	COLUMBUS	11/14/2014
FA-17992	VAN	COLUMBUS	11/14/2014
FA-17993	VAN	COLUMBUS	11/14/2014
FA-17994	VAN	COLUMBUS	11/14/2014
FA-17995	VAN	COLUMBUS	11/14/2014
FA-17996	VAN	COLUMBUS	11/14/2014
FA-17997	VAN	COLUMBUS	11/14/2014
FA-17998	VAN	COLUMBUS	11/14/2014
FA-17999	VAN	COLUMBUS	11/14/2014
FA-18000	VAN	COLUMBUS	11/14/2014
FA-18001	VAN	COLUMBUS	11/14/2014
FA-18002	VAN	COLUMBUS	11/14/2014
FA-18003	VAN	COLUMBUS	11/14/2014
FA-18004	VAN	COLUMBUS	11/14/2014
FA-18005	VAN	COLUMBUS	11/14/2014
FA-18006	VAN	COLUMBUS	11/14/2014
FA-18008	VAN	COLUMBUS	11/14/2014
FA-18009	VAN	COLUMBUS	11/14/2014
FA-18011	VAN	COLUMBUS	11/14/2014
FA-18017	VAN	COLUMBUS	11/14/2014
FA-18018	VAN	COLUMBUS	11/14/2014
FA-18021	VAN	COLUMBUS	11/14/2014
FA-18025	VAN	COLUMBUS	11/14/2014
FA-18027	VAN	COLUMBUS	11/14/2014
FA-18028	VAN	COLUMBUS	11/14/2014
FA-18029	VAN	COLUMBUS	11/14/2014
FA-18030	VAN	COLUMBUS	11/14/2014
FA-18032	VAN	COLUMBUS	11/14/2014
FA-18033	VAN	COLUMBUS	11/14/2014
FA-18034	VAN	COLUMBUS	11/14/2014
FA-18035	VAN	COLUMBUS	11/14/2014
FA-18036	VAN	COLUMBUS	11/14/2014
FA-18037	VAN	COLUMBUS	11/14/2014
FA-18038	VAN	COLUMBUS	11/14/2014
FA-18040	VAN	COLUMBUS	11/14/2014
FA-18041	VAN	COLUMBUS	11/14/2014
FA-18042	VAN	COLUMBUS	11/14/2014
FA-18044	VAN	COLUMBUS	11/14/2014
FA-18045	VAN	COLUMBUS	11/14/2014
FA-18048	VAN	COLUMBUS	11/14/2014
FA-18049	VAN	COLUMBUS	11/14/2014
FA-18050	VAN	COLUMBUS	11/14/2014
FA-18052	VAN	COLUMBUS	11/14/2014
FA-18053	VAN	COLUMBUS	11/14/2014

Navision Fixed Asset Number	Item Number	Dept Code	Acquire Date
FA-18055	VAN	COLUMBUS	11/14/2014
FA-18056	VAN	COLUMBUS	11/14/2014
FA-18057	VAN	COLUMBUS	11/14/2014
FA-18058	VAN	COLUMBUS	11/14/2014
FA-18059	VAN	COLUMBUS	11/14/2014
FA-18061	VAN	COLUMBUS	11/14/2014
FA-18062	VAN	COLUMBUS	11/14/2014
FA-18063	VAN	COLUMBUS	11/14/2014
FA-18064	VAN	COLUMBUS	11/14/2014
FA-18066	VAN	COLUMBUS	11/14/2014
FA-18067	VAN	COLUMBUS	11/14/2014
FA-18069	VAN	COLUMBUS	11/14/2014
FA-18071	VAN	COLUMBUS	11/14/2014
FA-18075	VAN	COLUMBUS	11/14/2014
FA-18077	VAN	COLUMBUS	11/14/2014
FA-18078	VAN	COLUMBUS	11/14/2014
FA-18081	VAN	COLUMBUS	11/14/2014
FA-18083	VAN	COLUMBUS	11/14/2014
FA-18084	VAN	COLUMBUS	11/14/2014
FA-18085	VAN	COLUMBUS	11/14/2014
FA-18086	VAN	COLUMBUS	11/14/2014
FA-18090	VAN	COLUMBUS	11/14/2014
FA-18091	VAN	COLUMBUS	11/14/2014
FA-18092	VAN	COLUMBUS	11/14/2014
FA-18093	VAN	COLUMBUS	11/14/2014
FA-18094	VAN	COLUMBUS	11/14/2014
FA-18096	VAN	COLUMBUS	11/14/2014
FA-18097	VAN	COLUMBUS	11/14/2014
FA-18098	VAN	COLUMBUS	11/14/2014
FA-18099	VAN	COLUMBUS	11/14/2014
FA-18100	VAN	COLUMBUS	11/14/2014
FA-18101	VAN	COLUMBUS	11/14/2014
FA-18103	VAN	COLUMBUS	11/14/2014
FA-18106	VAN	COLUMBUS	11/14/2014
FA-18107	VAN	COLUMBUS	11/14/2014
FA-18108	VAN	COLUMBUS	11/14/2014
FA-18110	VAN	COLUMBUS	11/14/2014
FA-18112	VAN	COLUMBUS	11/14/2014
FA-18113	VAN	COLUMBUS	11/14/2014
FA-18114	VAN	COLUMBUS	11/14/2014
FA-18115	VAN	COLUMBUS	11/14/2014
FA-18116	VAN	COLUMBUS	11/14/2014
FA-18117	VAN	COLUMBUS	11/14/2014
FA-18118	VAN	COLUMBUS	11/14/2014
FA-18119	VAN	COLUMBUS	11/14/2014
FA-18120	VAN	COLUMBUS	11/14/2014
FA-18121	VAN	COLUMBUS	11/14/2014
FA-18122	VAN	COLUMBUS	11/14/2014
FA-18123	VAN	COLUMBUS	11/14/2014
FA-18124	VAN	COLUMBUS	11/14/2014
FA-18125	VAN	COLUMBUS	11/14/2014
FA-18126	VAN	COLUMBUS	11/14/2014
FA-18127	VAN	COLUMBUS	11/14/2014
FA-18129	VAN	COLUMBUS	11/14/2014
FA-18130	VAN	COLUMBUS	11/14/2014
FA-18131	VAN	COLUMBUS	11/14/2014
FA-18132	VAN	COLUMBUS	11/14/2014
FA-18133	VAN	COLUMBUS	11/14/2014

Navision Fixed Asset Number	Item Number	Dept Code	Acquire Date
FA-18134	VAN	COLUMBUS	11/14/2014
FA-18135	VAN	COLUMBUS	11/14/2014
FA-18137	VAN	COLUMBUS	11/14/2014
FA-18138	VAN	COLUMBUS	11/14/2014
FA-18139	VAN	COLUMBUS	11/14/2014
FA-18140	VAN	COLUMBUS	11/14/2014
FA-18143	VAN	COLUMBUS	11/14/2014
FA-18145	VAN	COLUMBUS	11/14/2014
FA-18147	VAN	COLUMBUS	11/14/2014
FA-18148	VAN	COLUMBUS	11/14/2014
FA-18149	VAN	COLUMBUS	11/14/2014
FA-18150	VAN	COLUMBUS	11/14/2014
FA-18153	VAN	COLUMBUS	11/14/2014
FA-18154	VAN	COLUMBUS	11/14/2014
FA-18155	VAN	COLUMBUS	11/14/2014
FA-18156	VAN	COLUMBUS	11/14/2014
FA-18157	VAN	COLUMBUS	11/14/2014
FA-18159	VAN	COLUMBUS	11/14/2014
FA-18160	VAN	COLUMBUS	11/14/2014
FA-18161	VAN	COLUMBUS	11/14/2014
FA-18162	VAN	COLUMBUS	11/14/2014
FA-18163	VAN	COLUMBUS	11/14/2014
FA-18164	VAN	COLUMBUS	11/14/2014
FA-18165	VAN	COLUMBUS	11/14/2014
FA-18166	VAN	COLUMBUS	11/14/2014
FA-18167	VAN	COLUMBUS	11/14/2014
FA-18168	VAN	COLUMBUS	11/14/2014
FA-18169	VAN	COLUMBUS	11/14/2014
FA-18170	VAN	COLUMBUS	11/14/2014
FA-18171	VAN	COLUMBUS	11/14/2014
FA-18172	VAN	COLUMBUS	11/14/2014
FA-18173	VAN	COLUMBUS	11/14/2014
FA-18174	VAN	COLUMBUS	11/14/2014
FA-18175	VAN	COLUMBUS	11/14/2014
FA-18176	VAN	COLUMBUS	11/14/2014
FA-18177	VAN	COLUMBUS	11/14/2014
FA-18178	VAN	COLUMBUS	11/14/2014
FA-18179	VAN	COLUMBUS	11/14/2014
FA-18180	VAN	CLEVELAND	11/14/2014
FA-18181	VAN	COLUMBUS	11/14/2014
FA-18182	VAN	COLUMBUS	11/14/2014
FA-18184	VAN	COLUMBUS	11/14/2014
FA-18185	VAN	COLUMBUS	11/14/2014
FA-18186	VAN	COLUMBUS	11/14/2014
FA-18187	VAN	COLUMBUS	11/14/2014
FA-18188	VAN	COLUMBUS	11/14/2014
FA-18189	VAN	COLUMBUS	11/14/2014
FA-18190	VAN	COLUMBUS	11/14/2014
FA-18191	VAN	COLUMBUS	11/14/2014
FA-18192	VAN	COLUMBUS	11/14/2014
FA-18194	VAN	COLUMBUS	11/14/2014
FA-18195	VAN	COLUMBUS	11/14/2014
FA-18196	VAN	COLUMBUS	11/14/2014
FA-18198	VAN	COLUMBUS	11/14/2014
FA-18199	VAN	COLUMBUS	11/14/2014
FA-18200	VAN	COLUMBUS	11/14/2014
FA-18201	VAN	COLUMBUS	11/14/2014
FA-18202	VAN	COLUMBUS	11/14/2014

Navision Fixed Asset Number	Item Number	Dept Code	Acquire Date
FA-18203	VAN	COLUMBUS	11/14/2014
FA-18204	VAN	COLUMBUS	11/14/2014
FA-18206	VAN	COLUMBUS	11/14/2014
FA-18207	VAN	COLUMBUS	11/14/2014
FA-18208	VAN	COLUMBUS	11/14/2014
FA-18209	VAN	COLUMBUS	11/14/2014
FA-18210	VAN	COLUMBUS	11/14/2014
FA-18211	VAN	COLUMBUS	11/14/2014
FA-18212	VAN	COLUMBUS	11/14/2014
FA-18213	VAN	COLUMBUS	11/14/2014
FA-18214	VAN	COLUMBUS	11/14/2014
FA-18215	VAN	COLUMBUS	11/14/2014
FA-18216	VAN	COLUMBUS	11/14/2014
FA-18217	VAN	COLUMBUS	11/14/2014
FA-18219	VAN	COLUMBUS	11/14/2014
FA-18220	VAN	COLUMBUS	11/14/2014
FA-18221	VAN	COLUMBUS	11/14/2014
FA-18223	VAN	COLUMBUS	11/14/2014
FA-18224	VAN	COLUMBUS	11/14/2014
FA-18226	VAN	COLUMBUS	11/14/2014
FA-18229	VAN	COLUMBUS	11/14/2014
FA-18230	VAN	TOLEDO	11/14/2014
FA-18234	VAN	COLUMBUS	11/14/2014
FA-18235	VAN	COLUMBUS	11/14/2014
FA-18236	VAN	COLUMBUS	11/14/2014
FA-18237	VAN	COLUMBUS	11/14/2014
FA-18238	VAN	CINCINNATI	11/14/2014
FA-18240	VAN	COLUMBUS	11/14/2014
FA-18241	VAN	COLUMBUS	11/14/2014
FA-18242	VAN	COLUMBUS	11/14/2014
FA-18243	VAN	COLUMBUS	11/14/2014
FA-18244	VAN	COLUMBUS	11/14/2014
FA-18247	VAN	COLUMBUS	11/14/2014
FA-18248	VAN	COLUMBUS	11/14/2014
FA-18250	VAN	COLUMBUS	11/14/2014
FA-18251	VAN	COLUMBUS	11/14/2014
FA-18252	VAN	COLUMBUS	11/14/2014
FA-18253	VAN	COLUMBUS	11/14/2014
FA-18254	VAN	COLUMBUS	11/14/2014
FA-18255	VAN	COLUMBUS	11/14/2014
FA-18256	VAN	COLUMBUS	11/14/2014
FA-18257	VAN	COLUMBUS	11/14/2014
FA-18258	VAN	COLUMBUS	11/14/2014
FA-18259	VAN	COLUMBUS	11/14/2014
FA-18260	VAN	COLUMBUS	11/14/2014
FA-18261	VAN	COLUMBUS	11/14/2014
FA-18262	VAN	COLUMBUS	11/14/2014
FA-18263	VAN	COLUMBUS	11/14/2014
FA-18264	VAN	COLUMBUS	11/14/2014
FA-18265	VAN	TOLEDO	11/14/2014
FA-18266	VAN	TOLEDO	11/14/2014
FA-18267	VAN	TOLEDO	11/14/2014
FA-18268	VAN	TOLEDO	11/14/2014
FA-18269	VAN	TOLEDO	11/14/2014
FA-18270	VAN	CHARLESTON	11/14/2014
FA-18271	VAN	COLUMBUS	11/14/2014
FA-18272	VAN	COLUMBUS	11/14/2014
FA-18273	VAN	CLEVELAND	11/14/2014

Navision Fixed Asset Number	Item Number	Dept Code	Acquire Date
FA-18275	VAN	COLUMBUS	11/14/2014
FA-18276	VAN	COLUMBUS	11/14/2014
FA-18277	VAN	CLEVELAND	11/14/2014
FA-18278	VAN	COLUMBUS	11/14/2014
FA-18279	VAN	COLUMBUS	11/14/2014
FA-18280	VAN	CLEVELAND	11/14/2014
FA-18281	VAN	COLUMBUS	11/14/2014
FA-18282	VAN	COLUMBUS	11/14/2014
FA-18283	VAN	COLUMBUS	11/14/2014
FA-18285	VAN	COLUMBUS	11/14/2014
FA-18287	VAN	COLUMBUS	11/14/2014
FA-18288	VAN	COLUMBUS	11/14/2014
FA-18289	VAN	COLUMBUS	11/14/2014
FA-18290	VAN	COLUMBUS	11/14/2014
FA-18291	VAN	COLUMBUS	11/14/2014
FA-18292	VAN	COLUMBUS	11/14/2014
FA-18295	VAN	COLUMBUS	11/14/2014
FA-18296	VAN	COLUMBUS	11/14/2014
FA-18297	VAN	COLUMBUS	11/14/2014
FA-18298	VAN	COLUMBUS	11/14/2014
FA-18299	VAN	COLUMBUS	11/14/2014
FA-18300	VAN	CLEVELAND	11/14/2014
FA-18301	VAN	COLUMBUS	11/14/2014
FA-18303	VAN	COLUMBUS	11/14/2014
FA-18304	VAN	COLUMBUS	11/14/2014
FA-18305	VAN	COLUMBUS	11/14/2014
FA-18306	VAN	COLUMBUS	11/14/2014
FA-18307	VAN	COLUMBUS	11/14/2014
FA-18308	VAN	COLUMBUS	11/14/2014
FA-18309	VAN	COLUMBUS	11/14/2014
FA-18311	VAN	COLUMBUS	11/14/2014
FA-18313	VAN	COLUMBUS	11/14/2014
FA-18314	VAN	COLUMBUS	11/14/2014
FA-18315	VAN	COLUMBUS	11/14/2014
FA-18318	VAN	COLUMBUS	11/14/2014
FA-18319	VAN	COLUMBUS	11/14/2014
FA-18322	VAN	COLUMBUS	11/14/2014
FA-18323	VAN	COLUMBUS	11/14/2014
FA-18326	VAN	COLUMBUS	11/14/2014
FA-18327	VAN	COLUMBUS	11/14/2014
FA-18328	VAN	COLUMBUS	11/14/2014
FA-18329	VAN	COLUMBUS	11/14/2014
FA-18330	VAN	COLUMBUS	11/14/2014
FA-18331	VAN	COLUMBUS	11/14/2014
FA-18332	VAN	COLUMBUS	11/14/2014
FA-18333	VAN	COLUMBUS	11/14/2014
FA-18334	VAN	COLUMBUS	11/14/2014
FA-18335	VAN	COLUMBUS	11/14/2014
FA-18336	VAN	COLUMBUS	11/14/2014
FA-18337	VAN	COLUMBUS	11/14/2014
FA-18338	VAN	COLUMBUS	11/14/2014
FA-18339	VAN	COLUMBUS	11/14/2014
FA-18340	VAN	COLUMBUS	11/14/2014
FA-18341	VAN	COLUMBUS	11/14/2014
FA-18342	VAN	COLUMBUS	11/14/2014
FA-18343	VAN	COLUMBUS	11/14/2014
FA-18344	VAN	COLUMBUS	11/14/2014
FA-18345	VAN	COLUMBUS	11/14/2014

Navision Fixed Asset Number	Item Number	Dept Code	Acquire Date
FA-18346	VAN	COLUMBUS	11/14/2014
FA-18348	VAN	CLEVELAND	11/14/2014
FA-18350	VAN	COLUMBUS	11/14/2014
FA-18351	VAN	COLUMBUS	11/14/2014
FA-18352	VAN	COLUMBUS	11/14/2014
FA-18353	VAN	COLUMBUS	11/14/2014
FA-18354	VAN	COLUMBUS	11/14/2014
FA-18355	VAN	COLUMBUS	11/14/2014
FA-18357	VAN	COLUMBUS	11/14/2014
FA-18358	VAN	COLUMBUS	11/14/2014
FA-18360	VAN	COLUMBUS	11/14/2014
FA-18362	VAN	COLUMBUS	11/14/2014
FA-18363	VAN	COLUMBUS	11/14/2014
FA-18364	VAN	COLUMBUS	11/14/2014
FA-18367	VAN	COLUMBUS	11/14/2014
FA-18368	VAN	COLUMBUS	11/14/2014
FA-18369	VAN	COLUMBUS	11/14/2014
FA-18370	VAN	COLUMBUS	11/14/2014
FA-18371	VAN	COLUMBUS	11/14/2014
FA-18372	VAN	COLUMBUS	11/14/2014
FA-18373	VAN	COLUMBUS	11/14/2014
FA-18375	VAN	COLUMBUS	11/14/2014
FA-18376	VAN	COLUMBUS	11/14/2014
FA-18377	VAN	COLUMBUS	11/14/2014
FA-18378	VAN	COLUMBUS	11/14/2014
FA-18379	VAN	COLUMBUS	11/14/2014
FA-18380	VAN	COLUMBUS	11/14/2014
FA-18381	VAN	COLUMBUS	11/14/2014
FA-18382	VAN	COLUMBUS	11/14/2014
FA-18383	VAN	COLUMBUS	11/14/2014
FA-18384	VAN	COLUMBUS	11/14/2014
FA-18385	VAN	COLUMBUS	11/14/2014
FA-18386	VAN	COLUMBUS	11/14/2014
FA-18387	VAN	COLUMBUS	11/14/2014
FA-18388	VAN	COLUMBUS	11/14/2014
FA-18389	VAN	COLUMBUS	11/14/2014
FA-18390	VAN	COLUMBUS	11/14/2014
FA-18391	VAN	COLUMBUS	11/14/2014
FA-18392	VAN	COLUMBUS	11/14/2014
FA-18393	VAN	COLUMBUS	11/14/2014
FA-18394	VAN	COLUMBUS	11/14/2014
FA-18395	VAN	COLUMBUS	11/14/2014
FA-18396	VAN	COLUMBUS	11/14/2014
FA-18397	VAN	COLUMBUS	11/14/2014
FA-18398	VAN	COLUMBUS	11/14/2014
FA-18399	VAN	COLUMBUS	11/14/2014
FA-18400	VAN	COLUMBUS	11/14/2014
FA-18401	VAN	COLUMBUS	11/14/2014
FA-18402	VAN	COLUMBUS	11/14/2014
FA-18403	VAN	COLUMBUS	11/14/2014
FA-18404	VAN	COLUMBUS	11/14/2014
FA-18405	VAN	COLUMBUS	11/14/2014
FA-18407	VAN	COLUMBUS	11/14/2014
FA-18408	VAN	CLEVELAND	11/14/2014
FA-18409	VAN	COLUMBUS	11/14/2014
FA-18411	VAN	COLUMBUS	11/14/2014
FA-18412	VAN	COLUMBUS	11/14/2014
FA-18413	VAN	COLUMBUS	11/14/2014

Navision Fixed Asset Number	Item Number	Dept Code	Acquire Date
FA-18415	VAN	COLUMBUS	11/14/2014
FA-18416	VAN	CINCINNATI	11/14/2014
FA-18417	VAN	COLUMBUS	11/14/2014
FA-18418	VAN	COLUMBUS	11/14/2014
FA-18419	VAN	CLEVELAND	11/14/2014
FA-18420	VAN	COLUMBUS	11/14/2014
FA-18421	VAN	COLUMBUS	11/14/2014
FA-18423	VAN	COLUMBUS	11/14/2014
FA-18424	VAN	COLUMBUS	11/14/2014
FA-18428	VAN	COLUMBUS	11/14/2014
FA-18431	VAN	COLUMBUS	11/14/2014
FA-18432	VAN	COLUMBUS	11/14/2014
FA-18433	VAN	COLUMBUS	11/14/2014
FA-18434	VAN	COLUMBUS	11/14/2014
FA-18435	VAN	COLUMBUS	11/14/2014
FA-18436	VAN	COLUMBUS	11/14/2014
FA-18437	VAN	COLUMBUS	11/14/2014
FA-18438	VAN	COLUMBUS	11/14/2014
FA-18439	VAN	COLUMBUS	11/14/2014
FA-18440	VAN	COLUMBUS	11/14/2014
FA-18441	VAN	COLUMBUS	11/14/2014
FA-18443	VAN	COLUMBUS	11/14/2014
FA-18444	VAN	COLUMBUS	11/14/2014
FA-18445	VAN	COLUMBUS	11/14/2014
FA-18446	VAN	COLUMBUS	11/14/2014
FA-18447	VAN	COLUMBUS	11/14/2014
FA-18448	VAN	COLUMBUS	11/14/2014
FA-18450	VAN	COLUMBUS	11/14/2014
FA-18451	VAN	COLUMBUS	11/14/2014
FA-18452	VAN	COLUMBUS	11/14/2014
FA-18453	VAN	COLUMBUS	11/14/2014
FA-18454	VAN	COLUMBUS	11/14/2014
FA-18455	VAN	COLUMBUS	11/14/2014
FA-18456	VAN	COLUMBUS	11/14/2014
FA-18457	VAN	COLUMBUS	11/14/2014
FA-18458	VAN	COLUMBUS	11/14/2014
FA-18459	VAN	COLUMBUS	11/14/2014
FA-18460	VAN	COLUMBUS	11/14/2014
FA-18461	VAN	COLUMBUS	11/14/2014
FA-18462	VAN	COLUMBUS	11/14/2014
FA-18463	VAN	COLUMBUS	11/14/2014
FA-18465	VAN	COLUMBUS	11/14/2014
FA-18466	VAN	COLUMBUS	11/14/2014
FA-18467	VAN	COLUMBUS	11/14/2014
FA-18469	VAN	COLUMBUS	11/14/2014
FA-18470	VAN	COLUMBUS	11/14/2014
FA-18471	VAN	COLUMBUS	11/14/2014
FA-18473	VAN	COLUMBUS	11/14/2014
FA-18474	VAN	COLUMBUS	11/14/2014
FA-18475	VAN	COLUMBUS	11/14/2014
FA-18476	VAN	COLUMBUS	11/14/2014
FA-18479	VAN	COLUMBUS	11/14/2014
FA-18480	VAN	COLUMBUS	11/14/2014
FA-18482	VAN	COLUMBUS	11/14/2014
FA-18483	VAN	COLUMBUS	11/14/2014
FA-18486	VAN	COLUMBUS	11/14/2014
FA-18487	VAN	COLUMBUS	11/14/2014
FA-18488	VAN	COLUMBUS	11/14/2014

Navision Fixed Asset Number	Item Number	Dept Code	Acquire Date
FA-18489	VAN	COLUMBUS	11/14/2014
FA-18490	VAN	COLUMBUS	11/14/2014
FA-18491	VAN	COLUMBUS	11/14/2014
FA-18492	VAN	CLEVELAND	11/14/2014
FA-18493	VAN	COLUMBUS	11/14/2014
FA-18495	VAN	COLUMBUS	11/14/2014
FA-18496	VAN	COLUMBUS	11/14/2014
FA-18497	VAN	CLEVELAND	11/14/2014
FA-18498	VAN	COLUMBUS	11/14/2014
FA-18499	VAN	COLUMBUS	11/14/2014
FA-18500	VAN	COLUMBUS	11/14/2014
FA-18501	VAN	CINCINNATI	11/14/2014
FA-18502	VAN	COLUMBUS	11/14/2014
FA-18503	VAN	COLUMBUS	11/14/2014
FA-18504	VAN	CLEVELAND	11/14/2014
FA-18505	VAN	COLUMBUS	11/14/2014
FA-18506	VAN	COLUMBUS	11/14/2014
FA-18507	VAN	CLEVELAND	11/14/2014
FA-18508	VAN	COLUMBUS	11/14/2014
FA-18510	VAN	COLUMBUS	11/14/2014
FA-18511	VAN	COLUMBUS	11/14/2014
FA-18512	VAN	COLUMBUS	11/14/2014
FA-18514	VAN	COLUMBUS	11/14/2014
FA-18515	VAN	COLUMBUS	11/14/2014
FA-18517	VAN	COLUMBUS	11/14/2014
FA-18518	VAN	COLUMBUS	11/14/2014
FA-18519	VAN	COLUMBUS	11/14/2014
FA-18520	VAN	COLUMBUS	11/14/2014
FA-18523	VAN	COLUMBUS	11/14/2014
FA-18524	VAN	CLEVELAND	11/14/2014
FA-18525	VAN	COLUMBUS	11/14/2014
FA-18526	VAN	COLUMBUS	11/14/2014
FA-18527	VAN	COLUMBUS	11/14/2014
FA-18529	VAN	COLUMBUS	11/14/2014
FA-18530	VAN	COLUMBUS	11/14/2014
FA-18532	VAN	COLUMBUS	11/14/2014
FA-18533	VAN	COLUMBUS	11/14/2014
FA-18534	VAN	COLUMBUS	11/14/2014
FA-18535	VAN	COLUMBUS	11/14/2014
FA-18536	VAN	COLUMBUS	11/14/2014
FA-18538	VAN	COLUMBUS	11/14/2014
FA-18539	VAN	CLEVELAND	11/14/2014
FA-18541	VAN	CLEVELAND	11/14/2014
FA-18542	VAN	COLUMBUS	11/14/2014
FA-18543	VAN	COLUMBUS	11/14/2014
FA-18544	VAN	COLUMBUS	11/14/2014
FA-18545	VAN	COLUMBUS	11/14/2014
FA-18546	VAN	CLEVELAND	11/14/2014
FA-18547	VAN	COLUMBUS	11/14/2014
FA-18549	VAN	COLUMBUS	11/14/2014
FA-18550	VAN	COLUMBUS	11/14/2014
FA-18551	VAN	COLUMBUS	11/14/2014
FA-18552	VAN	CLEVELAND	11/14/2014
FA-18553	VAN	COLUMBUS	11/14/2014
FA-18554	VAN	COLUMBUS	11/14/2014
FA-18555	VAN	COLUMBUS	11/14/2014
FA-18557	VAN	CLEVELAND	11/14/2014
FA-18559	VAN	COLUMBUS	11/14/2014

Navision Fixed Asset Number	Item Number	Dept Code	Acquire Date
FA-18560	VAN	COLUMBUS	11/14/2014
FA-18561	VAN	COLUMBUS	11/14/2014
FA-18562	VAN	COLUMBUS	11/14/2014
FA-18563	VAN	COLUMBUS	11/14/2014
FA-18564	VAN	CLEVELAND	11/14/2014
FA-18565	VAN	COLUMBUS	11/14/2014
FA-18566	VAN	COLUMBUS	11/14/2014
FA-18567	VAN	COLUMBUS	11/14/2014
FA-18568	VAN	COLUMBUS	11/14/2014
FA-18569	VAN	COLUMBUS	11/14/2014
FA-18570	VAN	COLUMBUS	11/14/2014
FA-18571	VAN	COLUMBUS	11/14/2014
FA-18572	VAN	COLUMBUS	11/14/2014
FA-18573	VAN	CINCINNATI	11/14/2014
FA-18574	VAN	CLEVELAND	11/14/2014
FA-18576	VAN	COLUMBUS	11/14/2014
FA-18577	VAN	COLUMBUS	11/14/2014
FA-18579	VAN	COLUMBUS	11/14/2014
FA-18580	VAN	COLUMBUS	11/14/2014
FA-18581	VAN	CLEVELAND	11/14/2014
FA-18582	VAN	COLUMBUS	11/14/2014
FA-18583	VAN	COLUMBUS	11/14/2014
FA-18584	VAN	CLEVELAND	11/14/2014
FA-18586	VAN	COLUMBUS	11/14/2014
FA-18587	VAN	COLUMBUS	11/14/2014
FA-18588	VAN	COLUMBUS	11/14/2014
FA-18589	VAN	COLUMBUS	11/14/2014
FA-18590	VAN	CINCINNATI	11/14/2014
FA-18591	VAN	COLUMBUS	11/14/2014
FA-18592	VAN	COLUMBUS	11/14/2014
FA-18593	VAN	COLUMBUS	11/14/2014
FA-18594	VAN	COLUMBUS	11/14/2014
FA-18595	VAN	COLUMBUS	11/14/2014
FA-18596	VAN	COLUMBUS	11/14/2014
FA-18597	VAN	COLUMBUS	11/14/2014
FA-18598	VAN	COLUMBUS	11/14/2014
FA-18599	VAN	COLUMBUS	11/14/2014
FA-18602	VAN	COLUMBUS	11/14/2014
FA-18603	VAN	COLUMBUS	11/14/2014
FA-18604	VAN	COLUMBUS	11/14/2014
FA-18605	VAN	COLUMBUS	11/14/2014
FA-18606	VAN	COLUMBUS	11/14/2014
FA-18607	VAN	COLUMBUS	11/14/2014
FA-18610	VAN	COLUMBUS	11/14/2014
FA-18611	VAN	COLUMBUS	11/14/2014
FA-18612	VAN	COLUMBUS	11/14/2014
FA-18613	VAN	COLUMBUS	11/14/2014
FA-18615	VAN	COLUMBUS	11/14/2014
FA-18617	VAN	COLUMBUS	11/14/2014
FA-18618	VAN	COLUMBUS	11/14/2014
FA-18619	VAN	CLEVELAND	11/14/2014
FA-18620	VAN	COLUMBUS	11/14/2014
FA-18622	VAN	COLUMBUS	11/14/2014
FA-18623	VAN	COLUMBUS	11/14/2014
FA-18624	VAN	COLUMBUS	11/14/2014
FA-18625	VAN	COLUMBUS	11/14/2014
FA-18626	VAN	COLUMBUS	11/14/2014
FA-18627	VAN	COLUMBUS	11/14/2014

Navision Fixed Asset Number	Item Number	Dept Code	Acquire Date
FA-20694	VAN	SPRINGFLD	2/20/2015
FA-20695	VAN	SPRINGFLD	2/20/2015
FA-20696	VAN	ST. LOUIS	2/20/2015
FA-20699	VAN	SPRINGFLD	2/20/2015
FA-20701	VAN	SPRINGFLD	2/20/2015
FA-20702	VAN	ST. LOUIS	2/20/2015
FA-20703	VAN	ST. LOUIS	2/20/2015
FA-20706	VAN	SPRINGFLD	2/20/2015
FA-20707	VAN	ST. LOUIS	2/20/2015
FA-20708	VAN	ST. LOUIS	2/20/2015
FA-20715	VAN	ST. LOUIS	2/20/2015
FA-20716	VAN	ST. LOUIS	2/20/2015
FA-20719	VAN	SPRINGFLD	2/20/2015
FA-20722	VAN	ST. LOUIS	2/20/2015
FA-20725	VAN	ST. LOUIS	2/20/2015
FA-20727	VAN	ST. LOUIS	2/20/2015
FA-20728	VAN	ST. LOUIS	2/20/2015
FA-20733	VAN	SPRINGFLD	2/20/2015
FA-20736	VAN	ST. LOUIS	2/20/2015
FA-20740	VAN	KANSAS CIT	2/20/2015
FA-20753	VAN	ST. LOUIS	2/20/2015
FA-20756	VAN	ST. LOUIS	2/20/2015
FA-20760	VAN	ST. LOUIS	2/20/2015
FA-21084	VAN	ST. LOUIS	2/20/2015
FA-21099	VAN	SPRINGFLD	2/20/2015
FA-21100	VAN	SPRINGFLD	2/20/2015
FA-25073	VAN	SPRINGFLD	8/28/2015
FA-25079	VAN	SPRINGFLD	8/28/2015
FA-25080	VAN	SPRINGFLD	8/28/2015
FA-25082	VAN	SPRINGFLD	8/28/2015
FA-25083	VAN	ST. LOUIS	8/28/2015
FA-25084	VAN	SPRINGFLD	8/28/2015
FA-25085	VAN	SPRINGFLD	8/28/2015
FA-25087	VAN	SPRINGFLD	8/28/2015
FA-25089	VAN	SPRINGFLD	8/28/2015
FA-25090	VAN	SPRINGFLD	8/28/2015
FA-25092	VAN	SPRINGFLD	8/28/2015
FA-25094	VAN	SPRINGFLD	8/28/2015
FA-25095	VAN	SPRINGFLD	8/28/2015
FA-25096	VAN	SPRINGFLD	8/28/2015
FA-25098	VAN	SPRINGFLD	8/28/2015
FA-25100	VAN	SPRINGFLD	8/28/2015
FA-25101	VAN	SPRINGFLD	8/28/2015
FA-25103	VAN	SPRINGFLD	8/28/2015
FA-25104	VAN	SPRINGFLD	8/28/2015
FA-25107	VAN	SPRINGFLD	8/28/2015
FA-25111	VAN	SPRINGFLD	8/28/2015
FA-25113	VAN	SPRINGFLD	8/28/2015
FA-25115	VAN	SPRINGFLD	8/28/2015
FA-25119	VAN	SPRINGFLD	8/28/2015
FA-25121	VAN	ST. LOUIS	8/28/2015
FA-25122	VAN	SPRINGFLD	8/28/2015
FA-25125	VAN	SPRINGFLD	8/28/2015
FA-25126	VAN	SPRINGFLD	8/28/2015
FA-25127	VAN	SPRINGFLD	8/28/2015
FA-25128	VAN	SPRINGFLD	8/28/2015
FA-25130	VAN	SPRINGFLD	8/28/2015
FA-25133	VAN	SPRINGFLD	8/28/2015

Navision Fixed Asset Number	Item Number	Dept Code	Acquire Date
FA-25134	VAN	SPRINGFLD	8/28/2015
FA-25141	VAN	SPRINGFLD	8/28/2015
FA-25145	VAN	SPRINGFLD	8/28/2015
FA-25146	VAN	SPRINGFLD	8/28/2015
FA-25148	VAN	SPRINGFLD	8/28/2015
FA-25149	VAN	SPRINGFLD	8/28/2015
FA-25154	VAN	SPRINGFLD	8/28/2015
FA-25155	VAN	SPRINGFLD	8/28/2015
FA-25157	VAN	SPRINGFLD	8/28/2015
FA-25158	VAN	SPRINGFLD	8/28/2015
FA-25159	VAN	SPRINGFLD	8/28/2015
FA-25161	VAN	SPRINGFLD	8/28/2015
FA-25162	VAN	SPRINGFLD	8/28/2015
FA-25166	VAN	SPRINGFLD	8/28/2015
FA-25167	VAN	SPRINGFLD	8/28/2015
FA-25169	VAN	SPRINGFLD	8/28/2015
FA-25170	VAN	ST. LOUIS	8/28/2015
FA-25171	VAN	SPRINGFLD	8/28/2015
FA-25172	VAN	SPRINGFLD	8/28/2015
FA-25173	VAN	SPRINGFLD	8/28/2015
FA-25175	VAN	SPRINGFLD	8/28/2015
FA-25176	VAN	SPRINGFLD	8/28/2015
FA-25178	VAN	SPRINGFLD	8/28/2015
FA-25180	VAN	SPRINGFLD	8/28/2015
FA-25183	VAN	SPRINGFLD	8/28/2015
FA-25184	VAN	SPRINGFLD	8/28/2015
FA-25186	VAN	SPRINGFLD	8/28/2015
FA-25187	VAN	SPRINGFLD	8/28/2015
FA-25190	VAN	SPRINGFLD	8/28/2015
FA-25192	VAN	SPRINGFLD	8/28/2015
FA-25197	VAN	SPRINGFLD	8/28/2015
FA-25199	VAN	SPRINGFLD	8/28/2015
FA-25200	VAN	SPRINGFLD	8/28/2015
FA-25201	VAN	SPRINGFLD	8/28/2015
FA-25202	VAN	SPRINGFLD	8/28/2015
FA-25205	VAN	SPRINGFLD	8/28/2015
FA-25208	VAN	SPRINGFLD	8/28/2015
FA-25210	VAN	SPRINGFLD	8/28/2015
FA-25212	VAN	SPRINGFLD	8/28/2015
FA-25213	VAN	ST. LOUIS	8/28/2015
FA-25214	VAN	SPRINGFLD	8/28/2015
FA-25215	VAN	SPRINGFLD	8/28/2015
FA-25216	VAN	SPRINGFLD	8/28/2015
FA-25218	VAN	SPRINGFLD	8/28/2015
FA-25219	VAN	SPRINGFLD	8/28/2015
FA-25220	VAN	SPRINGFLD	8/28/2015
FA-25224	VAN	SPRINGFLD	8/28/2015
FA-25225	VAN	ST. LOUIS	8/28/2015
FA-25226	VAN	SPRINGFLD	8/28/2015
FA-25227	VAN	SPRINGFLD	8/28/2015
FA-25228	VAN	SPRINGFLD	8/28/2015
FA-25230	VAN	SPRINGFLD	8/28/2015
FA-25231	VAN	SPRINGFLD	8/28/2015
FA-25232	VAN	SPRINGFLD	8/28/2015
FA-25234	VAN	SPRINGFLD	8/28/2015
FA-25236	VAN	ST. LOUIS	8/28/2015
FA-25238	VAN	SPRINGFLD	8/28/2015
FA-25240	VAN	SPRINGFLD	8/28/2015

Navision Fixed Asset Number	Item Number	Dept Code	Acquire Date
FA-25241	VAN	SPRINGFLD	8/28/2015
FA-25245	VAN	SPRINGFLD	8/28/2015
FA-25246	VAN	ST. LOUIS	8/28/2015
FA-25247	VAN	SPRINGFLD	8/28/2015
FA-25249	VAN	SPRINGFLD	8/28/2015
FA-25250	VAN	SPRINGFLD	8/28/2015
FA-25251	VAN	SPRINGFLD	8/28/2015
FA-25252	VAN	SPRINGFLD	8/28/2015
FA-25254	VAN	SPRINGFLD	8/28/2015
FA-25257	VAN	SPRINGFLD	8/28/2015
FA-25261	VAN	SPRINGFLD	8/28/2015
FA-25262	VAN	ST. LOUIS	8/28/2015
FA-25263	VAN	SPRINGFLD	8/28/2015
FA-25264	VAN	SPRINGFLD	8/28/2015
FA-25266	VAN	ST. LOUIS	8/28/2015
FA-25269	VAN	ST. LOUIS	8/28/2015
FA-25271	VAN	SPRINGFLD	8/28/2015
FA-25272	VAN	SPRINGFLD	8/28/2015
FA-25273	VAN	SPRINGFLD	8/28/2015
FA-25274	VAN	SPRINGFLD	8/28/2015
FA-25275	VAN	SPRINGFLD	8/28/2015
FA-25276	VAN	SPRINGFLD	8/28/2015
FA-25279	VAN	SPRINGFLD	8/28/2015
FA-25282	VAN	SPRINGFLD	8/28/2015
FA-25284	VAN	ST. LOUIS	8/28/2015
FA-25285	VAN	SPRINGFLD	8/28/2015
FA-25286	VAN	SPRINGFLD	8/28/2015
FA-25287	VAN	SPRINGFLD	8/28/2015
FA-25291	VAN	SPRINGFLD	8/28/2015
FA-25292	VAN	SPRINGFLD	8/28/2015
FA-25297	VAN	SPRINGFLD	8/28/2015
FA-25298	VAN	SPRINGFLD	8/28/2015
FA-25301	VAN	SPRINGFLD	8/28/2015
FA-25306	VAN	SPRINGFLD	8/28/2015
FA-25307	VAN	SPRINGFLD	8/28/2015
FA-25308	VAN	ST. LOUIS	8/28/2015
FA-25309	VAN	SPRINGFLD	8/28/2015
FA-25310	VAN	SPRINGFLD	8/28/2015
FA-25311	VAN	SPRINGFLD	8/28/2015
FA-25315	VAN	SPRINGFLD	8/28/2015
FA-25319	VAN	SPRINGFLD	8/28/2015
FA-25321	VAN	SPRINGFLD	8/28/2015
FA-25323	VAN	ST. LOUIS	8/28/2015
FA-25324	VAN	SPRINGFLD	8/28/2015
FA-25325	VAN	SPRINGFLD	8/28/2015
FA-25327	VAN	ST. LOUIS	8/28/2015
FA-25331	VAN	SPRINGFLD	8/28/2015
FA-25332	VAN	SPRINGFLD	8/28/2015
FA-25335	VAN	SPRINGFLD	8/28/2015
FA-25336	VAN	SPRINGFLD	8/28/2015
FA-25338	VAN	SPRINGFLD	8/28/2015
FA-25341	VAN	SPRINGFLD	8/28/2015
FA-25342	VAN	SPRINGFLD	8/28/2015
FA-25344	VAN	SPRINGFLD	8/28/2015
FA-25346	VAN	SPRINGFLD	8/28/2015
FA-26824	40' CHASSIS	SEATTLE	10/16/2015
FA-26865	40' CHASSIS	SEATTLE	10/16/2015
FA-27153	40' CHASSIS	SEATTLE	10/16/2015

Navision Fixed Asset Number	Item Number	Dept Code	Acquire Date
FA-27357	40' CHASSIS	SEATTLE	10/16/2015
FA-27368	40' CHASSIS	SEATTLE	10/16/2015
FA-27495	40' CHASSIS	SEATTLE	10/16/2015
FA-27496	20' CHASSIS	SEATTLE	10/16/2015
FA-27497	20' CHASSIS	SEATTLE	10/16/2015
FA-27754	40' CHASSIS	SEATTLE	10/16/2015
FA-27755	40' CHASSIS	PORTLAND	10/16/2015
FA-28040	40' CHASSIS	SEATTLE	10/16/2015
FA-28118	40' CHASSIS	SEATTLE	10/16/2015
FA-28167	40' CHASSIS	SEATTLE	10/16/2015
FA-28173	40' CHASSIS	SEATTLE	10/16/2015
FA-28184	40' CHASSIS	SEATTLE	10/16/2015
FA-28186	40' CHASSIS	SEATTLE	10/16/2015
FA-28187	40' CHASSIS	SEATTLE	10/16/2015
FA-28189	40' CHASSIS	SEATTLE	10/16/2015
FA-28190	40' CHASSIS	PORTLAND	10/16/2015
FA-28193	40' CHASSIS	SEATTLE	10/16/2015
FA-28198	40' CHASSIS	SEATTLE	10/16/2015
FA-28199	40' CHASSIS	SEATTLE	10/16/2015
FA-28200	40' CHASSIS	SEATTLE	10/16/2015
FA-28202	40' CHASSIS	SEATTLE	10/16/2015
FA-28275	40' CHASSIS	SEATTLE	10/16/2015
FA-28276	20' CHASSIS	SEATTLE	10/16/2015
FA-28322	40' CHASSIS	SEATTLE	10/16/2015
FA-28439	40' CHASSIS	SEATTLE	10/16/2015
FA-28445	40' CHASSIS	SEATTLE	10/16/2015
FA-28448	40' CHASSIS	SEATTLE	10/16/2015
FA-28450	40' CHASSIS	SEATTLE	10/16/2015
FA-28452	40' CHASSIS	SEATTLE	10/16/2015
FA-28453	20' CHASSIS	SEATTLE	10/16/2015
FA-28454	40' CHASSIS	SEATTLE	10/16/2015
FA-28458	40' CHASSIS	SEATTLE	10/16/2015
FA-28459	40' CHASSIS	SEATTLE	10/16/2015
FA-28461	40' CHASSIS	SEATTLE	10/16/2015
FA-28465	40' CHASSIS	SEATTLE	10/16/2015
FA-34160	CHASSIS	BOSTON	4/4/2016
FA-34190	VAN	BOSTON	4/4/2016
FA-34200	VAN	BOSTON	4/4/2016
FA-34247	VAN	BOSTON	4/4/2016
FA-34253	VAN	BOSTON	4/4/2016
FA-34255	VAN	BOSTON	4/4/2016
FA-34256	VAN	BOSTON	4/4/2016
FA-34259	VAN	BOSTON	4/4/2016
FA-34272	VAN	BOSTON	4/4/2016
FA-34277	VAN	BOSTON	4/4/2016
FA-34286	VAN	BOSTON	4/4/2016
FA-34287	VAN	BOSTON	4/4/2016
FA-34292	VAN	BOSTON	4/4/2016
FA-34296	VAN	BOSTON	4/4/2016
FA-34297	VAN	BOSTON	4/4/2016
FA-34298	VAN	BOSTON	4/4/2016
FA-34299	VAN	BOSTON	4/4/2016
FA-34300	VAN	BOSTON	4/4/2016
FA-34303	VAN	BOSTON	4/4/2016
FA-34306	VAN	BOSTON	4/4/2016
FA-34310	VAN	BOSTON	4/4/2016
FA-34311	VAN	BOSTON	4/4/2016
FA-34315	VAN	BOSTON	4/4/2016

Navision Fixed Asset Number	Item Number	Dept Code	Acquire Date
FA-34317	VAN	BOSTON	4/4/2016
FA-34327	VAN	BOSTON	4/4/2016
FA-34328	VAN	BOSTON	4/4/2016
FA-34329	VAN	BOSTON	4/4/2016
FA-34333	VAN	BOSTON	4/4/2016
FA-34339	VAN	BOSTON	4/4/2016
FA-34340	VAN	BOSTON	4/4/2016
FA-34342	VAN	BOSTON	4/4/2016
FA-34343	VAN	BOSTON	4/4/2016
FA-34345	VAN	BOSTON	4/4/2016
FA-34346	VAN	BOSTON	4/4/2016
FA-34347	VAN	BOSTON	4/4/2016
FA-34348	VAN	BOSTON	4/4/2016
FA-34349	VAN	BOSTON	4/4/2016
FA-34350	VAN	BOSTON	4/4/2016
FA-34352	VAN	BOSTON	4/4/2016
FA-34353	VAN	BOSTON	4/4/2016
FA-34355	VAN	BOSTON	4/4/2016
FA-34359	VAN	BOSTON	4/4/2016
FA-34360	VAN	BOSTON	4/4/2016
FA-34371	VAN	BOSTON	4/4/2016
FA-34372	VAN	BOSTON	4/4/2016
FA-34382	VAN	BOSTON	4/4/2016
FA-34383	VAN	BOSTON	4/4/2016
FA-34387	VAN	BOSTON	4/4/2016
FA-34388	VAN	BOSTON	4/4/2016
FA-34396	VAN	BOSTON	4/4/2016
FA-34401	VAN	BOSTON	4/4/2016
FA-34407	VAN	BOSTON	4/4/2016
FA-34420	VAN	BOSTON	4/4/2016
FA-34427	VAN	BOSTON	4/4/2016
FA-34428	VAN	BOSTON	4/4/2016
FA-34429	VAN	BOSTON	4/4/2016
FA-34436	VAN	BOSTON	4/4/2016
FA-34437	VAN	BOSTON	4/4/2016
FA-34441	VAN	BOSTON	4/4/2016
FA-34464	VAN	BOSTON	4/4/2016
FA-34486	VAN	BOSTON	4/4/2016
FA-34487	VAN	BOSTON	4/4/2016
FA-34488	VAN	BOSTON	4/4/2016
FA-34489	VAN	BOSTON	4/4/2016
FA-35879	FAST	LA-CHINO	5/23/2016
FA-35880	FAST	LA-CHINO	5/23/2016
FA-35881	FAST	LA-CHINO	5/23/2016
FA-35882	12 X 60	LA-CHINO	5/23/2016
FA-35883	12 X 60	LA-CHINO	5/23/2016
FA-35884	12 X 60	LA-CHINO	5/23/2016
FA-35886	FAST	LA-CHINO	5/23/2016
FA-35887	12 X 60	LA-CHINO	5/23/2016
FA-39356	24 X	LAS VEGAS	9/13/2016
FA-39357	24 X	LAS VEGAS	9/13/2016
FA-40183	24 X	LAS VEGAS	10/10/2016
FA-40379	CHASSIS	SEATTLE	11/9/2016
FA-40380	40' CHASSIS	SEATTLE	11/9/2016
FA-40382	40' CHASSIS	SEATTLE	11/9/2016
FA-41282	24 X	LAS VEGAS	11/10/2016
FA-42330	40' CHASSIS	SEATTLE	12/30/2016
FA-42331	40' CHASSIS	SEATTLE	12/30/2016

Navision Fixed Asset Number	Item Number	Dept Code	Acquire Date
FA-42333	40' CHASSIS	SEATTLE	12/30/2016
FA-42334	40' CHASSIS	SEATTLE	12/30/2016
FA-42335	40' CHASSIS	SEATTLE	12/30/2016
FA-42337	40' CHASSIS	SEATTLE	12/30/2016
FA-42338	40' CHASSIS	SEATTLE	12/30/2016
FA-42339	40' CHASSIS	SEATTLE	12/30/2016
FA-42376	20' CHASSIS	SEATTLE	1/23/2017
FA-42377	20' CHASSIS	SEATTLE	1/23/2017
FA-42378	20' CHASSIS	SEATTLE	1/23/2017
FA-42380	20' CHASSIS	SEATTLE	1/23/2017
FA-42728	20' CHASSIS	YAKIMA	1/27/2017
FA-42729	20' CHASSIS	SEATTLE	1/27/2017
FA-42730	20' CHASSIS	SEATTLE	1/27/2017
FA-42731	20' CHASSIS	SEATTLE	1/27/2017
FA-42734	20' CHASSIS	SEATTLE	1/27/2017
FA-43104	12 X 48	LA-CHINO	2/8/2017
FA-43105	12 X 48	LA-CHINO	2/8/2017
FA-43544	40' CHASSIS	SEATTLE	2/27/2017
FA-43546	40' CHASSIS	SEATTLE	2/27/2017
FA-43547	40' CHASSIS	SEATTLE	2/27/2017
FA-43783	20' CHASSIS	SEATTLE	2/27/2017
FA-43784	20' CHASSIS	SEATTLE	2/27/2017
FA-43785	20' CHASSIS	SEATTLE	2/27/2017
FA-43786	20' CHASSIS	SEATTLE	2/27/2017
FA-43793	20' CHASSIS	SEATTLE	2/27/2017
FA-46241	VAN	PADUCAH	5/31/2017
FA-47388	VAN	BOSTON	6/29/2017
FA-48750	40' CHASSIS	PORTLAND	8/9/2017
FA-48754	40' CHASSIS	SEATTLE	8/14/2017
FA-48756	40' CHASSIS	SEATTLE	8/14/2017
FA-48758	40' CHASSIS	SEATTLE	8/14/2017
FA-53838	12 X 48	DENVER	10/31/2017
FA-53839	12 X 60	DENVER	10/31/2017
FA-55546	8 X 24	LAFAYETTE	12/1/2017
FA-55552	10 X 36	LAFAYETTE	12/1/2017
FA-55563	12 X 60	HOUMA	12/1/2017
FA-55564	10 X 40	LAFAYETTE	12/1/2017
FA-55570	10 X 40	HOUMA	12/1/2017
FA-55625	12 X 60	HOUSTON	12/1/2017
FA-55632	12 X 48	LAFAYETTE	12/1/2017
FA-55712	24 X	LAFAYETTE	12/1/2017
FA-55722	12 X 48	HOUMA	12/1/2017
FA-56553	VAN	LAFAYETTE	12/1/2017
FA-57456	24 X	DENVER	12/13/2017
FA-60746	VAN	LOUISVILLE	4/6/2018
FA-60747	VAN	LOUISVILLE	4/6/2018
FA-60748	VAN	LOUISVILLE	4/6/2018
FA-60749	VAN	PADUCAH	4/6/2018
FA-60750	VAN	LOUISVILLE	4/6/2018
FA-60751	VAN	LOUISVILLE	4/6/2018
FA-60752	VAN	LOUISVILLE	4/6/2018
FA-60754	VAN	LOUISVILLE	4/6/2018
FA-60756	VAN	LOUISVILLE	4/6/2018
FA-60757	VAN	PADUCAH	4/6/2018
FA-60759	VAN	LOUISVILLE	4/6/2018
FA-60760	VAN	LOUISVILLE	4/6/2018
FA-60761	VAN	LOUISVILLE	4/6/2018
FA-60763	VAN	LOUISVILLE	4/6/2018

Navision Fixed Asset Number	Item Number	Dept Code	Acquire Date
FA-60766	VAN	PADUCAH	4/6/2018
FA-60767	VAN	PADUCAH	4/6/2018
FA-60768	VAN	PADUCAH	4/6/2018
FA-60771	VAN	PADUCAH	4/6/2018
FA-60775	VAN	LOUISVILLE	4/6/2018
FA-60776	VAN	PADUCAH	4/6/2018
FA-60779	VAN	PADUCAH	4/6/2018
FA-60780	VAN	LOUISVILLE	4/6/2018
FA-60781	VAN	PADUCAH	4/6/2018
FA-60782	VAN	LOUISVILLE	4/6/2018
FA-60783	VAN	LOUISVILLE	4/6/2018
FA-60789	VAN	LOUISVILLE	4/6/2018
FA-60791	VAN	LOUISVILLE	4/6/2018
FA-60793	VAN	LOUISVILLE	4/6/2018
FA-60799	VAN	PADUCAH	4/6/2018
FA-60800	VAN	LOUISVILLE	4/6/2018
FA-60801	VAN	LOUISVILLE	4/6/2018
FA-60802	VAN	PADUCAH	4/6/2018
FA-60804	VAN	LOUISVILLE	4/6/2018
FA-60805	VAN	PADUCAH	4/6/2018
FA-60808	VAN	LOUISVILLE	4/6/2018
FA-60809	VAN	LOUISVILLE	4/6/2018
FA-60810	VAN	LOUISVILLE	4/6/2018
FA-60811	VAN	LOUISVILLE	4/6/2018
FA-60812	VAN	LOUISVILLE	4/6/2018
FA-60813	VAN	NASHVILLE	4/6/2018
FA-60814	VAN	PADUCAH	4/6/2018
FA-60817	VAN	PADUCAH	4/6/2018
FA-60818	VAN	LOUISVILLE	4/6/2018
FA-60819	VAN	PADUCAH	4/6/2018
FA-60823	VAN	LOUISVILLE	4/6/2018
FA-60825	VAN	LOUISVILLE	4/6/2018
FA-60828	VAN	LOUISVILLE	4/6/2018
FA-60830	VAN	LOUISVILLE	4/6/2018
FA-60832	VAN	LOUISVILLE	4/6/2018
FA-60859	VAN	PADUCAH	4/6/2018
FA-60866	VAN	LOUISVILLE	4/6/2018
FA-60867	VAN	LOUISVILLE	4/6/2018
FA-60872	VAN	LOUISVILLE	4/6/2018
FA-60885	VAN	LOUISVILLE	4/6/2018
FA-60887	VAN	LOUISVILLE	4/6/2018
FA-60888	VAN	NASHVILLE	4/6/2018
FA-60896	VAN	LOUISVILLE	4/6/2018
FA-60898	VAN	LOUISVILLE	4/6/2018
FA-60900	VAN	LOUISVILLE	4/6/2018
FA-60901	VAN	LOUISVILLE	4/6/2018
FA-60904	VAN	PADUCAH	4/6/2018
FA-60905	VAN	LOUISVILLE	4/6/2018
FA-60908	VAN	PADUCAH	4/6/2018
FA-60909	VAN	LOUISVILLE	4/6/2018
FA-60910	VAN	LOUISVILLE	4/6/2018
FA-60922	VAN	LOUISVILLE	4/6/2018
FA-70888	24 X	SALT LAKE	1/11/2019
FA-78383	24 X	DENVER	2/5/2019
FA-78524	60 X	DALLAS	2/5/2019
FA-78605	60 X	PHOENIX	2/6/2019
FA-78712	24 X	CINCINNATI	2/8/2019
FA-78741	24 X	LAS VEGAS	2/27/2019

Navision Fixed Asset Number	Item Number	Dept Code	Acquire Date
FA-78742	60 X	LAS VEGAS	2/27/2019
FA-79129	24 X	PITTSBURGH	3/5/2019
FA-79357	24 X	PITTSBURGH	3/18/2019
FA-79470	24 X	CORP	3/22/2019
FA-79931	VAN	DALLAS	3/27/2019
FA-80264	24 X	DETROIT	4/10/2019
FA-80363	24 X	LAS VEGAS	4/24/2019
FA-80364	24 X	LAS VEGAS	4/24/2019
FA-80365	24 X	LAS VEGAS	4/24/2019
FA-80366	10 X 36	LAS VEGAS	4/24/2019
FA-80532	36 X	LAS VEGAS	4/17/2019
FA-80636	12 X 60	INDPLS	4/23/2019
FA-80657	24 X	ELKHART	4/24/2019
FA-80854	24 X	PITTSBURGH	5/6/2019
FA-80958	8 X 24	LA-CHINO	5/9/2019
FA-80979	VAN	LEXINGTON	5/7/2019
FA-81035	VAN	LEXINGTON	5/7/2019
FA-81040	VAN	LEXINGTON	5/7/2019
FA-81041	VAN	LEXINGTON	5/7/2019
FA-81042	VAN	LEXINGTON	5/7/2019
FA-81043	VAN	LEXINGTON	5/7/2019
FA-81044	VAN	LEXINGTON	5/7/2019
FA-81045	VAN	LEXINGTON	5/7/2019
FA-81046	VAN	LEXINGTON	5/7/2019
FA-81047	VAN	LEXINGTON	5/7/2019
FA-81048	VAN	LEXINGTON	5/7/2019
FA-81049	VAN	LEXINGTON	5/7/2019
FA-81050	VAN	LEXINGTON	5/7/2019
FA-81051	VAN	LEXINGTON	5/7/2019
FA-81053	VAN	LEXINGTON	5/7/2019
FA-81056	VAN	LEXINGTON	5/7/2019
FA-81057	VAN	LEXINGTON	5/7/2019
FA-81058	VAN	LEXINGTON	5/7/2019
FA-81059	VAN	LEXINGTON	5/7/2019
FA-81060	VAN	LEXINGTON	5/7/2019
FA-81064	VAN	LEXINGTON	5/7/2019
FA-81065	VAN	LEXINGTON	5/7/2019
FA-81066	VAN	LEXINGTON	5/7/2019
FA-81067	VAN	LEXINGTON	5/7/2019
FA-81112	VAN	LEXINGTON	5/7/2019
FA-81113	VAN	LEXINGTON	5/7/2019
FA-81114	VAN	LEXINGTON	5/7/2019
FA-81115	VAN	LEXINGTON	5/7/2019
FA-81116	VAN	LEXINGTON	5/7/2019
FA-81117	VAN	LEXINGTON	5/7/2019
FA-81118	VAN	LEXINGTON	5/7/2019
FA-81119	VAN	LEXINGTON	5/7/2019
FA-81120	VAN	LEXINGTON	5/7/2019
FA-81121	VAN	LEXINGTON	5/7/2019
FA-81122	VAN	LEXINGTON	5/7/2019
FA-81123	VAN	LEXINGTON	5/7/2019
FA-81124	VAN	LEXINGTON	5/7/2019
FA-81125	VAN	CORBIN	5/7/2019
FA-81126	VAN	LEXINGTON	5/7/2019
FA-81127	VAN	CORBIN	5/7/2019
FA-81128	VAN	LEXINGTON	5/7/2019
FA-81129	VAN	LEXINGTON	5/7/2019
FA-81157	VAN	LEXINGTON	5/7/2019

Navision Fixed Asset Number	Item Number	Dept Code	Acquire Date
FA-81159	VAN	LEXINGTON	5/7/2019
FA-81161	VAN	LEXINGTON	5/7/2019
FA-81162	VAN	LEXINGTON	5/7/2019
FA-81163	VAN	LEXINGTON	5/7/2019
FA-81167	VAN	CORBIN	5/7/2019
FA-81483	VAN	CORBIN	5/7/2019
FA-81484	VAN	CORBIN	5/7/2019
FA-82026	24 X	ELKO	5/28/2019
FA-84305	24 X	LAS VEGAS	8/6/2019
FA-84477	24 X	CORP	7/24/2019
FA-84603	VAN	MEMPHIS	7/1/2019
FA-86112	24 X	ATLANTA	12/4/2019
FA-86294	12 X 48	PHOENIX	8/26/2019
FA-86354	12 X 60	INDPLS	8/27/2019
FA-87722	24 X	CHICAGO	9/30/2019
FA-88373	12 X 60	INDPLS	10/11/2019
FA-88466	24 X	LAS VEGAS	10/21/2019
FA-89347	12 X 60	ELKO	12/9/2019
FA-89854	12 X 48	RALEIGH	11/27/2019
FA-90119	12 X 48	PHOENIX	12/16/2019
FA-90169	40' CHASSIS	SEATTLE	12/16/2019
FA-93220	VAN	BOSTON	3/13/2020
FA-93221	VAN	BOSTON	3/16/2020
FA-93222	VAN	BOSTON	3/13/2020
FA-93223	VAN	BOSTON	3/13/2020
FA-93224	VAN	BOSTON	3/13/2020
FA-93225	VAN	BOSTON	3/13/2020
FA-94979	12 X 60	LAS VEGAS	6/4/2020
GOL85-8925	12 X 48	LA-CHINO	6/6/2008
IBS04-B045	12 X 60	DENVER	3/12/2004
IBS04-B046	12 X 60		3/12/2004
IBS04-B047/04-B048	24 X	DENVER	3/23/2004
IBS04-B426/B430	60 X	DENVER	11/30/2004
IBS05-B667/B668	24 X	DENVER	11/7/2005
IBS06-B124	8 X 24	DENVER	3/28/2006
IBS06-B125	8 X 24	DENVER	3/28/2006
IBS06-B126	8 X 24	DENVER	3/28/2006
IBS06-B127	8 X 24	DENVER	3/28/2006
IBS06-B128	8 X 24	DENVER	3/28/2006
IBS06-B129	8 X 32	DENVER	3/28/2006
IBS06-B130	8 X 32	DENVER	3/28/2006
IBS06-B131	8 X 32	DENVER	3/28/2006
IBS06-B132	8 X 32	DENVER	3/28/2006
IBS06-B133	8 X 32	DENVER	3/28/2006
IBS06-B134	10 X 36	DENVER	3/28/2006
IBS06-B135	10 X 36	DENVER	3/28/2006
IBS06-B136	10 X 36	DENVER	3/28/2006
IBS06-B137	10 X 36	DENVER	3/28/2006
IBS06-B138	10 X 36	DENVER	3/31/2006
IBS06-B139	12 X 48	DENVER	3/31/2006
IBS06-B140	12 X 48	DENVER	3/31/2006
IBS06-B141	12 X 48	DENVER	3/31/2006
IBS06-B142	12 X 48	DENVER	3/31/2006
IBS06-B143	12 X 60	DENVER	3/31/2006
IBS06-B145	12 X 60	DENVER	3/31/2006
IBS06-B147/B148	24 X	DENVER	3/28/2006
IBS06-B149/B150	24 X	DENVER	3/28/2006
IBS06-B155/B156	24 X	DENVER	4/24/2006

Navision Fixed Asset Number	Item Number	Dept Code	Acquire Date
IBS06-B329	12 X 48	DENVER	7/28/2006
IBS06-B330	12 X 48	DENVER	7/28/2006
IBS06-B653/06-B654	24 X	DENVER	7/6/2006
IBS06-B655/06-B656	24 X	DENVER	7/6/2006
IBS06-B869/06-B870	24 X	DENVER	10/31/2006
IMS1284	12 X 60	JACKSONVIL	4/30/1997
IMS1285	12 X 60	ORLANDO	4/30/1997
IMS1531	8 X 30	ORLANDO	8/14/1997
IMS1532	8 X 32	NASHVILLE	8/14/1997
IMS1536	8 X 30	ORLANDO	8/26/1997
IMS1540	8 X 30	JACKSONVIL	8/26/1997
IND07-B575 F	FAST	DENVER	6/15/2007
IND07-B576 F	FAST	DENVER	6/15/2007
IND07-B580 R	FAST	DENVER	6/15/2007
IND07-B581 R	FAST	DENVER	6/15/2007
IND07-B585 M	FAST	DENVER	6/15/2007
IND07-B587 M	FAST	DENVER	6/15/2007
IND07-B588 M	FAST	DENVER	6/15/2007
IND07-B589 M	FAST	DENVER	6/15/2007
IND07-B590 M	FAST	DENVER	6/15/2007
IND08-B521	10 X 40	DENVER	7/10/2008
IND12-B264	10 X 44	DENVER	7/18/2012
KCB24155	12 X 60	JACKSONVIL	12/17/1997
MAR26530	12 X 60	LOUISVILLE	2/28/1997
MAR26531	12 X 60	INDPLS	2/28/1997
MAR27815	10 X 50	CINCINNATI	9/15/1998
MAR27816	10 X 50	CLEVELAND	9/15/1998
MAR27833	8 X 32 O/S	GREEN BAY	9/18/1998
MAR27843	12 X 60	CHICAGO	9/22/1998
MAR27857	8 X 30	CHICAGO	10/1/1998
MAR27882	12 X 60	ST. LOUIS	10/7/1998
MAR27887	12 X 60	NASHVILLE	10/16/1998
MAR27913	10 X 40	LOUISVILLE	10/23/1998
MAR27915	10 X 50	KANSAS CIT	10/23/1998
MAR27931	12 X 60	INDPLS	10/26/1998
MAR27933	12 X 60	CINCINNATI	10/26/1998
MAR27934	12 X 60	NASHVILLE	10/26/1998
MAR27935	12 X 60	ST. LOUIS	10/26/1998
MAR27937	12 X 60	PITTSBURGH	10/26/1998
MAR33734	8 X 32 O/S	COLUMBUS	11/14/2014
MAR34463/34464	24 X	SALT LAKE	4/25/2006
MAR34467/34468	24 X	DENVER	4/25/2006
MAR34469/34470	24 X	DENVER	5/5/2006
MAR34473/34474	24 X	DENVER	5/15/2006
MAR34715	12 X 48	DENVER	7/28/2006
MAR34716	12 X 48	DENVER	7/28/2006
MAR34717	12 X 48	DENVER	7/28/2006
MAR34718	12 X 48	DENVER	7/28/2006
MAR34719	12 X 60	DENVER	8/8/2006
MAR34720	12 X 60	DENVER	8/8/2006
MAR34721	12 X 60	DENVER	8/8/2006
MAR34722	12 X 60	DENVER	8/8/2006
MAR34723	10 X 36	DENVER	8/21/2006
MAR34724	10 X 36	DENVER	8/21/2006
MAR34729/34730	24 X	DENVER	8/16/2006
MAR34962	12 X 48	DENVER	10/24/2006
MAR34963	12 X 48	DENVER	10/24/2006
MAR34964	12 X 48	DENVER	10/24/2006

Navision Fixed Asset Number	Item Number	Dept Code	Acquire Date
MAR34965	12 X 48	DENVER	10/24/2006
MAR34966	10 X 36	DENVER	9/26/2006
MAR34967	10 X 36	DENVER	9/26/2006
MAR34968	10 X 36	DENVER	12/14/2006
MAR34969	10 X 36	DENVER	9/29/2006
MAR34970	12 X 60	DENVER	10/17/2006
MAR34971	12 X 60	DENVER	10/17/2006
MAR34972	12 X 60	DENVER	10/17/2006
MAR34973	12 X 60	SALT LAKE	11/1/2006
MAR34978/34979	24 X	DENVER	11/10/2006
MAR35994	8 X 24	DENVER	8/21/2007
MAR35995	8 X 24	DENVER	8/21/2007
MAR35996	8 X 24	DENVER	8/21/2007
MAR35997	8 X 24	DENVER	9/6/2007
MAR35998	8 X 24	DENVER	9/6/2007
MAR35999	8 X 32	DENVER	8/21/2007
MAR36000	8 X 32	DENVER	8/21/2007
MAR36001	8 X 32	DENVER	8/21/2007
MAR36002	8 X 32	DENVER	8/31/2007
MAR36004	10 X 36	DENVER	8/22/2007
MAR36005	10 X 36	DENVER	8/22/2007
MAR36006	10 X 36	DENVER	8/31/2007
MAR36007	10 X 36	DENVER	8/31/2007
MAR36008	10 X 36	DENVER	8/31/2007
MAR36009	12 X 48	DENVER	8/21/2007
MAR36014	12 X 60	DENVER	8/31/2007
MAR36015	12 X 60	DENVER	8/31/2007
MAR36016	12 X 60	SALT LAKE	8/31/2007
MAR36017	12 X 60	DENVER	9/6/2007
MAR36018	12 X 60	DENVER	9/6/2007
MAR36804	12 X 60	COLUMBUS	11/14/2014
MAR36807	10 X 50	COLUMBUS	11/14/2014
MAR36810	10 X 40	COLUMBUS	11/14/2014
MAR37017	8 X 32 O/S	COLUMBUS	11/14/2014
MAR37423	8 X 30	COLUMBUS	11/14/2014
MAR37507	8 X 32	COLUMBUS	11/14/2014
MIL13225	8 X 24	CHICAGO	7/29/1997
MIL13229	8 X 30	CINCINNATI	8/5/1997
MIL13231	8 X 30	CLEVELAND	8/6/1997
MIL13233	8 X 32 O/S	COLUMBUS	8/11/1997
MIL13235	8 X 32 O/S	INDPLS	8/13/1997
MIL13239	10 X 40	CINCINNATI	8/21/1997
MIL13240	10 X 40	CINCINNATI	8/22/1997
MIL13242	10 X 40	LOUISVILLE	8/29/1997
MIL13244	10 X 50	COLUMBUS	9/5/1997
MIL13246	10 X 50	CINCINNATI	9/11/1997
MIL13247	10 X 50	DETROIT	9/12/1997
MIL13253	12 X 48 SALES	ST. LOUIS	10/31/1997
MIL4946	12 X 48 SALES	DENVER	5/13/2004
MIL6862	8 X 24	DENVER	12/31/1999
MIL6863	8 X 24	DENVER	1/11/2000
MIL6864	8 X 32	SALT LAKE	8/31/1999
MIL6868	8 X 32	DENVER	11/1/1999
MIL6869	8 X 32	DENVER	11/30/1999
MIL6873	8 X 32	DENVER	12/31/1999
MIL6874	8 X 32	DENVER	8/31/1999
MIL6875	8 X 32	DENVER	9/30/1999
MIL6878	8X30 CO 1 OFF	DENVER	11/30/1999

Navision Fixed Asset Number	Item Number	Dept Code	Acquire Date
MIL6881	8 X 32	DENVER	12/31/1999
MIL6884	10 X 36	DENVER	8/31/1999
MIL6885	10 X 36	DENVER	9/30/1999
MIL6889	10 X 36	DENVER	11/30/1999
MIL6890	10 X 36	SALT LAKE	11/30/1999
MIL6892	10 X 36	SALT LAKE	12/31/1999
MIL6894	12 X 48	DENVER	9/30/1999
MIL6896	12 X 48	DENVER	11/1/1999
MIL6898	12 X 48	DENVER	11/30/1999
MIL6904	12 X 48	DENVER	9/30/1999
MIL6906	12 X 48	DENVER	11/1/1999
MIL6909	12 X 48	DENVER	12/31/1999
MIL6911	12 X 48	DENVER	12/31/1999
MIL6912	12 X 48	DENVER	12/31/1999
MIL6918	12 X 60	DENVER	11/30/1999
MIL6920	12 X 60	DENVER	11/30/1999
MIL6922	12 X 60	DENVER	12/31/1999
MIL6923	12 X 60	DENVER	1/11/2000
MIL6937	12X32 CO II LAB	DENVER	11/1/1999
MIL6939	12X32 CO II LAB	DENVER	12/31/1999
MIL6940	12X32 CO II LAB	DENVER	1/31/2000
MIL6941	12X32 CO II LAB	DENVER	1/27/2000
MIL6942	12X32 CO II LAB	DENVER	2/28/2000
MIL6945	8 X 24	DENVER	1/31/2000
MIL6947	8 X 24	DENVER	2/7/2000
MIL6949	8 X 32	DENVER	12/31/1999
MIL6954	8 X 32	DENVER	1/27/2000
MIL6955	8 X 32	DENVER	1/27/2000
MIL6956	8 X 32	DENVER	2/4/2000
MIL6957	8 X 32	DENVER	2/17/2000
MIL6958	8 X 32	DENVER	2/23/2000
MIL6959	8 X 32 O/S	DENVER	1/27/2000
MIL6961	8 X 32 O/S	DENVER	2/4/2000
MIL6963	8 X 32 O/S	DENVER	2/17/2000
MIL6964	10 X 36	DENVER	1/31/2000
MIL6968	10 X 36	DENVER	2/17/2000
MIL6972	12 X 48	DENVER	2/17/2000
MIL6973	12 X 48	DENVER	2/29/2000
MIL6974	12 X 48	DENVER	1/27/2000
MIL6978	12 X 48	DENVER	3/1/2000
MIL6979	12 X 60	DENVER	1/31/2000
MIL6980	12 X 60	DENVER	1/27/2000
MIL6981	12 X 60	DENVER	2/8/2000
MIL6982	12 X 60	DENVER	2/17/2000
MIL6984	12 X 36 SALES	DENVER	12/31/1999
MIL6986	12 X 60 SALES	DENVER	1/31/2000
MIL6988 A/B	24 X	DENVER	1/13/2000
MIL6990	8X30 CO 1 OFF	DENVER	11/1/1999
MIL7016	10 X 36	DENVER	2/17/2000
MIL7028	8 X 24	DENVER	3/8/2000
MIL7029	8 X 24	DENVER	3/8/2000
MIL7030	8 X 24	DENVER	3/8/2000
MIL7031	8 X 24	DENVER	3/22/2000
MIL7032	8 X 24	DENVER	4/30/2000
MIL7033	8 X 24	DENVER	4/20/2000
MIL7038	8 X 24	DENVER	5/23/2000
MIL7039	8 X 24	DENVER	8/10/2000
MIL7040	8 X 24	DENVER	7/24/2000

Navision Fixed Asset Number	Item Number	Dept Code	Acquire Date
MIL7041	8 X 24	DENVER	9/11/2000
MIL7042	8 X 24	DENVER	9/11/2000
MIL7045	8 X 24	DENVER	10/4/2000
MIL7047	8 X 32	DENVER	3/22/2000
MIL7048	8 X 32	DENVER	3/22/2000
MIL7052	8 X 32	DENVER	5/11/2000
MIL7053	8 X 32	DENVER	5/11/2000
MIL7054	8 X 32	DENVER	5/16/2000
MIL7055	8 X 32	DENVER	5/19/2000
MIL7056	8 X 32	DENVER	5/23/2000
MIL7057	8 X 32	DENVER	9/19/2000
MIL7058	8 X 32	DENVER	9/20/2000
MIL7059	8 X 32	DENVER	11/7/2000
MIL7061	8 X 32	DENVER	10/5/2000
MIL7062	8 X 32	DENVER	10/5/2000
MIL7068	8 X 32 O/S	DENVER	3/22/2000
MIL7069	8 X 32 O/S	DENVER	3/27/2000
MIL7072	8 X 32 O/S	DENVER	4/30/2000
MIL7073	8 X 32 O/S	DENVER	4/30/2000
MIL7085	10 X 36	DENVER	3/22/2000
MIL7086	10 X 36	DENVER	3/27/2000
MIL7090	10 X 36	DENVER	4/24/2000
MIL7092	10 X 36	DENVER	5/11/2000
MIL7093	10 X 36	DENVER	5/10/2000
MIL7094	10 X 36	DENVER	5/11/2000
MIL7096	10 X 36	DENVER	8/10/2000
MIL7097	10 X 36	DENVER	9/11/2000
MIL7098	10 X 36	DENVER	9/20/2000
MIL7101	12 X 48	DENVER	7/13/2000
MIL7102	12 X 48	DENVER	10/23/2000
MIL7104	12 X 48	DENVER	5/16/2000
MIL7105	12 X 48	DENVER	6/23/2000
MIL7107	12 X 60	DENVER	4/18/2000
MIL7108	12 X 60	DENVER	4/18/2000
MIL7109	12 X 60	DENVER	4/30/2000
MIL7111	12 X 60	DENVER	6/23/2000
MIL7113	12 X 60	DENVER	7/13/2000
MIL7118	12 X 60	DENVER	4/18/2000
MIL7119	12 X 60	DENVER	4/24/2000
MIL7128	8X30 CO 1 OFF	DENVER	4/30/2000
MIL7129	8X30 CO 1 OFF	DENVER	5/22/2000
MIL7130	8X30 CO 1 OFF	DENVER	5/11/2000
MIL7131	8X30 CO 1 OFF	DENVER	11/7/2000
MIL7132	12X32 CO II LAB	DENVER	9/19/2000
MIL7133	12X32 CO II LAB	DENVER	10/23/2000
MIL7138	12X54 CO II OFF	DENVER	3/28/2000
MIL7139	12X54 CO II OFF	DENVER	4/18/2000
MIL7140	12X54 CO II OFF	DENVER	4/18/2000
MIL7141	12X54 CO II OFF	DENVER	4/30/2000
MIL7142	12X54 CO II OFF	DENVER	4/30/2000
MIL7143	12X54 CO II OFF	DENVER	5/11/2000
MIL7144	12X54 CO II OFF	DENVER	5/31/2000
MIL7148	12 X 36 SALES	DENVER	4/30/2000
MIL7153	12 X 48 SALES	DENVER	4/30/2000
MIL7157	12 X 60 SALES	WATFORD	4/18/2000
MIL7159	12 X 60 SALES	DENVER	1/18/2001
MIL7160	12 X 60 SALES	DENVER	1/29/2001
MIL7163	8X30 CO 1 LAB	DENVER	3/14/2000

Navision Fixed Asset Number	Item Number	Dept Code	Acquire Date
MIL7164	8X30 CO 1 LAB	DENVER	3/15/2000
MIL7166	12 X 60	DENVER	4/13/2000
MIL7175	8X30 CO 1 LAB	DENVER	5/11/2000
MIL7181	10 X 44	DENVER	6/12/2000
MIL7186	10 X 44	YAKIMA	6/12/2000
MIL7193	8X30 CO 1 LAB	DENVER	6/16/2000
MIL7194	8X30 CO 1 LAB	DENVER	6/19/2000
MIL7197	8X30 CO 1 LAB	DENVER	6/27/2000
MIL7203	12 X 60	DENVER	7/24/2000
MIL7207	12 X 60	DENVER	8/10/2000
MIL7208	12 X 60	DENVER	8/31/2000
MIL7212	14 X 70	DENVER	8/22/2000
MIL7213	14 X 60	DENVER	8/22/2000
MIL7224	8 X 24	DENVER	12/15/2000
MIL7225	8 X 24	DENVER	12/15/2000
MIL7240	10 X 36	DENVER	9/19/2000
MIL7241	10 X 36	DENVER	9/27/2000
MIL7242	10 X 36	DENVER	10/4/2000
MIL7243	10 X 36	DENVER	10/23/2000
MIL7244	10 X 36	DENVER	10/23/2000
MIL7245	10 X 36	DENVER	12/26/2000
MIL7261	12 X 48	DENVER	9/27/2000
MIL7262	12 X 48	DENVER	9/27/2000
MIL7264	12 X 48	DENVER	10/17/2000
MIL7265	12 X 48	DENVER	12/14/2000
MIL7280	12 X 48	DENVER	10/17/2000
MIL7281A	12 X 48	DENVER	10/7/2011
MIL7296	12 X 60	DENVER	9/20/2000
MIL7297	12 X 60	DENVER	9/20/2000
MIL7300	12 X 60	DENVER	9/29/2000
MIL7301	12 X 60	DENVER	10/4/2000
MIL7302	12 X 60	DENVER	11/3/2000
MIL7303	12 X 60	DENVER	11/7/2000
MIL7317	12 X 60	DENVER	10/23/2000
MIL7318	12 X 60	DENVER	10/25/2000
MIL7319	12 X 60	DENVER	10/25/2000
MIL7320	12 X 60	DENVER	10/25/2000
MIL7321	12 X 60	DENVER	10/25/2000
MIL7322	12 X 60	DENVER	12/7/2000
MIL7386	8 X 32	SALT LAKE	11/30/2000
MIL7449	12 X 60	DENVER	3/22/2001
MIL7450	12 X 60	DENVER	4/2/2001
MIL7451	12 X 60	DENVER	4/5/2001
MIL7452	12 X 60	DENVER	4/2/2001
MIL7453	12 X 60	DENVER	4/4/2001
MIL7454	12 X 60	DENVER	5/24/2001
MIL7455	12 X 48	DENVER	2/20/2001
MIL7456	12 X 48	DENVER	2/20/2001
MIL7482	10 X 36	DENVER	8/22/2001
MIL7483	10 X 36	SALT LAKE	8/22/2001
MIL7484	8 X 24	DENVER	8/17/2001
MIL7486A/B	24 X	DENVER	9/6/2001
MIL7487	12 X 60	DENVER	8/22/2001
MIL7488	12 X 60	DENVER	8/22/2001
MIL7489	12 X 60	DENVER	8/28/2001
MIL7490	12 X 60	DENVER	9/12/2001
MIL7491	12 X 48		9/12/2001
MIL7493	12 X 48	DENVER	9/12/2001

Navision Fixed Asset Number	Item Number	Dept Code	Acquire Date
MIL7494	12 X 48	DENVER	9/12/2001
MIL7508A/B/C	36 X	DENVER	10/31/2001
MIL7561 A/B	24 X	DENVER	3/27/2002
MIL7576 1/2	24 X	DENVER	4/29/2002
MIL7627 1/2	24 X	DENVER	4/27/2004
MIL7632	12 X 60 SALES	DENVER	1/24/2003
MMS97-376	12 X 60	MEMPHIS	11/26/1997
MMS98-574	10 X 50	INDPLS	4/29/1998
MMS98-577	10 X 50	PITTSBURGH	4/29/1998
MMS98-580	12 X 60	CHICAGO	4/29/1998
MMS98-581	12 X 60	TOLEDO	4/29/1998
MMS98-655	10 X 40	ST. LOUIS	5/29/1998
MMS98-664	12 X 60	CHICAGO	5/29/1998
MMS98-799	8 X 32 O/S	TOLEDO	8/18/1998
MMS98-823	12 X 60	COLUMBUS	10/1/1998
MMS98-824	8 X 30	CHARLESTON	10/1/1998
MMS98-825	8 X 30	CINCINNATI	10/1/1998
MMS98-826	8 X 30	QUAD CITIE	10/1/1998
MMS98-837	8 X 32 O/S	CLEVELAND	10/13/1998
MMS98-853	10 X 40	CHICAGO	10/26/1998
MMS98-855	8 X 30	CHARLESTON	11/2/1998
MMS98-860	10 X 40	LOUISVILLE	11/5/1998
MMS98-861	10 X 40	CLEVELAND	11/5/1998
MMS98-863	10 X 40	PITTSBURGH	11/5/1998
MMS99-1123	10 X 50	PITTSBURGH	3/31/1999
MMS99-1136	12 X 60	CINCINNATI	3/31/1999
MMS99-1153	12 X 60	DETROIT	3/31/1999
MMS99-934	10 X 50	MEMPHIS	3/31/1999
MMS99-936	12 X 60	LOUISVILLE	3/31/1999
MMS99-941	10 X 50	PITTSBURGH	3/31/1999
MMS99-948	8 X 32 O/S	ELKHART	3/31/1999
MMS99-949	10 X 40	ELKHART	3/31/1999
MSI04-2AG10884-1088	24 X	LA-CHINO	6/6/2008
MSI98-2BC5952-55	60 X	BAKERSFLD	6/6/2008
PBS75-1091 M	FAST	LA-CHINO	6/6/2008
PBS75-1092 M	FAST	LA-CHINO	6/6/2008
PBS75-1093 M	FAST	LA-CHINO	6/6/2008
PBS75-1094 M	FAST	LA-CHINO	6/6/2008
PBS75-1095 M	FAST	LA-CHINO	6/6/2008
PBS75-1096 M	FAST	LA-CHINO	6/6/2008
PBS75-1097 M	FAST	LA-CHINO	6/6/2008
PBS75-1098 M	FAST	LA-CHINO	6/6/2008
PBS75-1099 M	FAST	LA-CHINO	6/6/2008
PBS75-1104 M	FAST	LA-CHINO	6/6/2008
PBS75-1107 M	FAST	LA-CHINO	6/6/2008
PBS75-1118 M	FAST	LA-CHINO	6/6/2008
PBS80-9116 M	FAST	BAKERSFLD	6/6/2008
PBS81-A10296 M	FAST	LAS VEGAS	6/6/2008
PBS81-A10297 M	FAST	BAKERSFLD	6/6/2008
PBS81-A10298 M	FAST	BAKERSFLD	6/6/2008
PBS81-A10300 M	FAST	LA-CHINO	6/6/2008
PBS81-A9428 M	FAST	LA-CHINO	6/6/2008
PBS81-A9434 M	FAST	LA-CHINO	6/6/2008
PBS82-A10313 M	FAST	LA-CHINO	6/6/2008
PBS82-A10326 M	FAST	LAS VEGAS	6/6/2008
PBS82-A10332 M	FAST	LA-CHINO	6/6/2008
PBS82-A10362 M	FAST	LA-CHINO	6/6/2008
PBS82-A10377 M	FAST	LAS VEGAS	6/6/2008

Navision Fixed Asset Number	Item Number	Dept Code	Acquire Date
PBS82-A10379 M	FAST	LA-CHINO	6/6/2008
PBS82-A10380 M	FAST	LA-CHINO	6/6/2008
PBS82-A10381 M	FAST	LA-CHINO	6/6/2008
PBS82-A10382 M	FAST	LA-CHINO	6/6/2008
PBS82-A10386 M	FAST	LA-CHINO	6/6/2008
PBS82-A10387 M	FAST	LAS VEGAS	6/6/2008
PBS82-A10393 M	12 X 60	LA-CHINO	6/6/2008
PBS82-A10742 M	FAST	LA-CHINO	6/6/2008
PBS84-A12426 M	FAST	LA-CHINO	6/6/2008
PBS84-A12430 M	FAST	LA-CHINO	6/6/2008
PBS89-A15791 R	FAST	LA-CHINO	6/6/2008
PBS89-A15792 M	FAST	LA-CHINO	6/6/2008
PBS89-A15793 F	12 X 60	BAKERSFLD	6/6/2008
PBS89-A15794 M	FAST	LA-CHINO	6/6/2008
PBS90-A15795 M	FAST	LA-CHINO	6/6/2008
PBS90-A15796 M	FAST	LA-CHINO	6/6/2008
PBS90-A15797 M	FAST	BAKERSFLD	6/6/2008
PBS90-A15798 M	FAST	LA-CHINO	6/6/2008
PBS98-1263S24640 M	FAST	BAKERSFLD	6/6/2008
PBS98-1263S24641 M	FAST	LA-CHINO	6/6/2008
PBS98-1263S24644 M	FAST	LA-CHINO	6/6/2008
PMI-0570	10 X 44	PHOENIX	12/21/2005
PMI-0571	12 X 48	PHOENIX	12/21/2005
PMI-0572	12 X 60	PHOENIX	12/21/2005
PMI-0573	12 X 60	PHOENIX	12/21/2005
PMI-0677	12 X 36 SALES	PHOENIX	12/31/2005
PMI-0760 1/2	24 X	PHOENIX	6/28/2006
PMI-0763	12 X 48	PHOENIX	12/21/2005
PMI-0764	12 X 48	PHOENIX	12/21/2005
PMI-0861	12 X 48	LAS VEGAS	3/13/2006
PMI-0872	12 X 60	PHOENIX	3/3/2006
PMI-0875 1/2	24 X	PHOENIX	3/28/2006
PMI-1236	12 X 48	PHOENIX	4/25/2006
PMI-1237	12 X 48	LAS VEGAS	4/25/2006
PMI-1241	12 X 60	PHOENIX	4/25/2006
PMI-1245	12 X 60	PHOENIX	5/8/2006
PMI-1246	12 X 60	DENVER	5/8/2006
PMI-1333	12 X 48	PHOENIX	6/28/2006
PMI-1334	12 X 48	PHOENIX	6/28/2006
PMI-1471 1/2	24 X	PHOENIX	9/11/2006
PMI-1576 1/2/3	36 X	PHOENIX	9/29/2006
PMI-1610 1/2	24 X	PHOENIX	10/10/2006
PMI-1611 1/2	24 X	PHOENIX	10/17/2006
PMI-1614	12 X 60	PHOENIX	9/29/2006
PMI-1615	12 X 60	PHOENIX	10/17/2006
PMI-1617	12 X 60	PHOENIX	10/10/2006
PMI-1618	12 X 60	PHOENIX	10/17/2006
PMI-1620	12 X 60	PHOENIX	10/17/2006
PMI-1621	12 X 48	PHOENIX	10/17/2006
PMI-1623	12 X 48	PHOENIX	10/17/2006
PMI-1624	12 X 48	DENVER	10/17/2006
PMI-1625	12 X 48	PHOENIX	10/17/2006
PMI-1631	10 X 36	PHOENIX	10/17/2006
PMI-1632	10 X 36	PHOENIX	10/31/2006
PMI-1633	10 X 36	PHOENIX	10/31/2006
PMI-1733	10 X 36	PHOENIX	12/27/2006
PMI-1734	10 X 36	PHOENIX	12/27/2006
PMI-1735	12 X 36 SALES	DENVER	12/27/2006

Navision Fixed Asset Number	Item Number	Dept Code	Acquire Date
PMI-1736	12 X 48	DENVER	12/5/2006
PMI-1738	12 X 48	DENVER	12/5/2006
PMI-1855	10 X 36	DENVER	12/27/2006
PMI-1898 1/2	24 X	LAS VEGAS	2/14/2007
PMI-1947 1/2	24 X	LAS VEGAS	3/30/2007
PMI-1950 1/2	24 X	PHOENIX	3/26/2007
PMI-1951 1/2	24 X	PHOENIX	3/26/2007
PMI-1953	10 X 36	PHOENIX	3/21/2007
PMI-1954	10 X 36	PHOENIX	3/21/2007
PMI-1955	10 X 36	LA-CHINO	3/21/2007
PMI-1956	10 X 36	LA-CHINO	3/21/2007
PMI-1957	12 X 48	PHOENIX	3/21/2007
PMI-1958	12 X 48	PHOENIX	3/21/2007
PMI-1960	12 X 48	DENVER	3/21/2007
PMI-1961	12 X 48	DENVER	3/21/2007
PMI-1962	12 X 48	DENVER	3/21/2007
PMI-1963 1/2	24 X	PHOENIX	3/13/2007
PMI-1966 1/2	24 X	PHOENIX	3/21/2007
PMI-2000	10 X 36	PHOENIX	3/21/2007
PMI-2110 1/2/3	36 X	PHOENIX	5/8/2007
PMI-2178	12 X 60 SALES	PHOENIX	6/26/2007
PMI-2179	12 X 60 SALES	DENVER	6/26/2007
PMI-2180 1/2	24 X	PHOENIX	5/31/2007
PMI-2181 1/2	24 X	PHOENIX	5/31/2007
PMI-2182 1/2	24 X	PHOENIX	6/21/2007
PMI-2184	12 X 48	PHOENIX	6/21/2007
PMI-2185	12 X 48	PHOENIX	6/21/2007
PMI-2186	12 X 48	PHOENIX	6/21/2007
PMI-2400	10 X 44	PHOENIX	10/2/2007
PMI-2401	12 X 48	PHOENIX	10/3/2007
PMI-2413	12 X 60	PHOENIX	10/22/2007
PMI-2414	12 X 60	PHOENIX	10/22/2007
PMI-2466 1/2/3	36 X	PHOENIX	12/17/2007
PMI-2480	12 X 60	PHOENIX	12/26/2007
PMI-2481	12 X 60	BAKERSFLD	12/26/2007
PMI-2482	12 X 60	BAKERSFLD	2/22/2008
PMI-2483	12 X 60	BAKERSFLD	2/22/2008
PMI-2484	12 X 60	BAKERSFLD	2/22/2008
PMI-2486	12 X 60	LA-CHINO	2/22/2008
PMI-2487	12 X 60	BAKERSFLD	2/22/2008
PMI-2488	12 X 60	LA-CHINO	2/22/2008
PMI-2489	12 X 60	LA-CHINO	2/22/2008
PMI-2490	12 X 60	BAKERSFLD	2/22/2008
PMI-2491	12 X 60	BAKERSFLD	2/22/2008
PMI-2492	12 X 60	BAKERSFLD	2/22/2008
PMI-2493	12 X 60	LA-CHINO	2/22/2008
PMI-2494	12 X 60	BAKERSFLD	2/22/2008
PMI-2495	12 X 60	LA-CHINO	12/31/2007
PMI-2497	12 X 60	LA-CHINO	12/31/2007
PMI-2498	12 X 60	BAKERSFLD	12/31/2007
PMI-2499	12 X 60	LA-CHINO	12/31/2007
PMI-2501	12 X 60	BAKERSFLD	12/31/2007
PMI-2502	12 X 60	BAKERSFLD	12/31/2007
PMI-2503	12 X 60	LA-CHINO	12/31/2007
PMI-2504	12 X 60	LA-CHINO	12/31/2007
PMI-2505	12 X 60	BAKERSFLD	12/31/2007
PMI-2506	12 X 60	PHOENIX	12/31/2007
PMI-2507	12 X 60	LA-CHINO	12/31/2007

Navision Fixed Asset Number	Item Number	Dept Code	Acquire Date
PMI-2508	12 X 60	BAKERSFLD	12/31/2007
PMI-2509	12 X 60	BAKERSFLD	2/22/2008
PMI-2510	12 X 60	LA-CHINO	2/22/2008
PMI-2511	12 X 60	BAKERSFLD	2/22/2008
PMI-2512	12 X 60	LA-CHINO	2/22/2008
PMI-2525	12 X 60	PHOENIX	2/22/2008
PMI-2526	12 X 60	PHOENIX	2/22/2008
PMI-2527	12 X 60	PHOENIX	2/22/2008
PMI-2528	12 X 60	BAKERSFLD	2/22/2008
PMI-2529	12 X 48	LA-CHINO	2/22/2008
PMI-2531	12 X 48	LA-CHINO	2/22/2008
PMI-2532	12 X 48	BAKERSFLD	2/22/2008
PMI-2558	12 X 48	PHOENIX	10/21/2015
PMI-2673	10 X 36	LA-CHINO	5/21/2008
PMI-2674	10 X 36	BAKERSFLD	5/21/2008
PMI-2675	10 X 36	BAKERSFLD	5/21/2008
PMI-2676	10 X 36	BAKERSFLD	5/21/2008
PMI-2677	10 X 36	BAKERSFLD	5/21/2008
PMI-2678	10 X 36	BAKERSFLD	5/21/2008
PMI-2679	10 X 36	BAKERSFLD	5/21/2008
PMI-2680	10 X 36	LA-CHINO	5/21/2008
PMI-2683	10 X 36	BAKERSFLD	5/29/2008
PMI-2684	10 X 36	LA-CHINO	5/29/2008
PMI-2685	10 X 36	BAKERSFLD	5/29/2008
PMI-2686	10 X 36	BAKERSFLD	5/29/2008
PMI-2687	10 X 36	LA-CHINO	5/29/2008
PMI-2689	10 X 36	LA-CHINO	5/13/2008
PMI-2690	10 X 36	LA-CHINO	5/13/2008
PMI-2691	10 X 36	BAKERSFLD	5/13/2008
PMI-2692	10 X 36	BAKERSFLD	5/13/2008
PMI-2694	10 X 36	BAKERSFLD	5/13/2008
PMI-2696	10 X 36	LA-CHINO	5/13/2008
PMI-2697	10 X 36	LA-CHINO	5/13/2008
PMI-2698	10 X 44	LA-CHINO	5/13/2008
PMI-2699	10 X 44	LA-CHINO	5/13/2008
PMI-2700	10 X 44	LA-CHINO	5/13/2008
PMI-2701	10 X 44	BAKERSFLD	5/13/2008
PMI-2703	12 X 48	BAKERSFLD	5/13/2008
PMI-2704	12 X 48	BAKERSFLD	5/13/2008
PMI-2705	12 X 48	LA-CHINO	5/13/2008
PMI-2706	12 X 48	LA-CHINO	5/13/2008
PMI-2707	12 X 48	BAKERSFLD	5/13/2008
PMI-2708	12 X 48	BAKERSFLD	5/13/2008
PMI-2709	12 X 48	LA-CHINO	5/13/2008
PMI-2711	12 X 48	BAKERSFLD	5/13/2008
PMI-2713 1/2	24 X	LA-CHINO	5/13/2008
PMI-2714 1/2/3	36 X	LA-CHINO	5/19/2008
PMI-2878	12 X 48	DENVER	12/31/2008
PMI-2905 1/2/3	36 X	DENVER	4/29/2009
PMI-3035 1/2	24 X	PHOENIX	12/22/2010
PMI-3036	12 X 60	PHOENIX	12/22/2010
PMI-3169	36 X	LA-CHINO	2/20/2012
PMI-3170	36 X	LA-CHINO	3/22/2012
PMI-3252	12 X 60	PHOENIX	11/29/2012
PMI-3253	12 X 60	PHOENIX	11/29/2012
PMI-3254	12 X 60	PHOENIX	1/24/2013
PMI-3255	12 X 60	PHOENIX	1/24/2013
PSI137597	8 X 30	CHICAGO	5/15/1997

Navision Fixed Asset Number	Item Number	Dept Code	Acquire Date
PSI1443	8 X 30	PITTSBURGH	8/21/1997
PWI8674	10 X 36	PHOENIX	11/1/1999
PWI8701	12 X 48	PHOENIX	1/10/2000
PWI8737	10 X 44	PHOENIX	4/17/2000
PWI8738	10 X 44	PHOENIX	4/17/2000
PWI8739	10 X 44	PHOENIX	4/17/2000
R6402	12 X 60	DENVER	10/2/2013
ROW7289	8 X 24	PHOENIX	4/30/1999
ROW7297	10 X 36	PHOENIX	4/30/1999
ROW7304	12 X 48	PHOENIX	4/30/1999
ROW7305	12 X 48	PHOENIX	4/30/1999
ROW7313	12 X 60	PHOENIX	4/30/1999
ROW7316	12 X 60	PHOENIX	4/30/1999
ROW7466	14 X 60	DENVER	11/7/2000
ROW7631	10 X 36	PHOENIX	6/30/1999
ROW7634	12 X 60	PHOENIX	6/30/1999
ROW7637	12 X 60	PHOENIX	6/30/1999
ROW7669	10 X 36	PHOENIX	3/31/1999
ROW7672	12 X 48	PHOENIX	8/31/1999
ROW7675	12 X 60	PHOENIX	8/31/1999
ROW7736	10 X 36	LA-CHINO	8/31/1999
ROW7749	12 X 60	PHOENIX	8/31/1999
ROW7750	12 X 60	PHOENIX	8/31/1999
ROW7760	12 X 60	PHOENIX	8/31/1999
ROW7762	10 X 36	PHOENIX	8/31/1999
ROW7766	10 X 44	PHOENIX	8/31/1999
ROW7768	10 X 44	PHOENIX	8/31/1999
ROW7770	10 X 44	PHOENIX	9/30/1999
ROW8022	8 X 24	PHOENIX	11/1/1999
ROW8026	10 X 44	PHOENIX	11/1/1999
ROW8027	10 X 44	DENVER	11/1/1999
ROW8029	12 X 60	PHOENIX	12/31/1999
ROW8032	12 X 60	PHOENIX	12/31/1999
ROW8124	12 X 48 SALES	DENVER	1/11/2000
ROW8492	12 X 60	PHOENIX	2/14/2000
ROW8535 A/B	24 X	PHOENIX	2/24/2000
ROW8538 A/B	24 X	PHOENIX	3/27/2000
ROW8632	10 X 36	PHOENIX	4/30/2000
ROW8633	12 X 60	PHOENIX	5/17/2000
ROW8634	12 X 60	PHOENIX	5/17/2000
ROW8706	10 X 44	PHOENIX	5/18/2000
SCI-000297 A/B/C	36 X	LA-CHINO	1/31/2008
SCI-00280 A/B	24 X	LA-CHINO	1/17/2008
SP90-1263S14610 -11	24 X	LA-CHINO	6/6/2008
SPI22023	8 X 32	LA-CHINO	7/29/1997
SPI22025	8 X 32	LA-CHINO	8/27/1997
SPI22031	8 X 24	LAS VEGAS	8/15/1997
SPI22033	8 X 24	BAKERSFLD	10/15/1997
SPI22035	12 X 60	LAS VEGAS	7/30/1997
SPI22041	12 X 48	LAS VEGAS	8/8/1997
SPI22043	12 X 48	LAS VEGAS	8/20/1997
SPI23001	12 X 60	BAKERSFLD	11/26/2012
SPI23005	24 X	LA-CHINO	11/26/2012
SPI23006	24 X	LA-CHINO	11/26/2012
SPI23008	24 X	BAKERSFLD	11/26/2012
SPI23009	24 X	BAKERSFLD	11/26/2012
SPI23010	12 X 60	LA-CHINO	11/26/2012
SPI23011	12 X 60	LA-CHINO	11/26/2012

Navision Fixed Asset Number	Item Number	Dept Code	Acquire Date
SPI23012	12 X 60	LA-CHINO	11/26/2012
SPI23013	12 X 60	LA-CHINO	11/26/2012
SPI23014	12 X 60	LA-CHINO	11/26/2012
SPI23015	FAST	LA-CHINO	11/26/2012
SPI23016	FAST	LA-CHINO	11/26/2012
SPI23026	FAST	LA-CHINO	11/26/2012
SPI23029	FAST	LA-CHINO	11/26/2012
SPI23030	12 X 60	LA-CHINO	11/26/2012
SPI23033	FAST	LA-CHINO	11/26/2012
SPI23835	8 X 32	DENVER	3/24/1998
SPI24639	FAST	LAS VEGAS	6/6/2008
SPI24642	FAST	LA-CHINO	1/21/2011
SPI24643	FAST	LAS VEGAS	1/21/2011
SPI24645	FAST	LAS VEGAS	1/21/2011
SPI25281	10 X 50	PHOENIX	1/31/1999
SPI26371	12 X 48	DENVER	11/1/1999
SPI26375	12 X 48	LA-CHINO	11/1/1999
SPI27493	10 X 36	LA-CHINO	5/10/2000
SPI27495	12 X 48 SALES	LAS VEGAS	7/3/2000
SPI27499	12 X 60	DENVER	5/2/2000
SPI27501	12 X 60	BAKERSFLD	5/2/2000
SPI27504	12 X 60	PHOENIX	5/2/2000
SPI27505	12 X 60 SALES	DENVER	5/9/2000
SPI27507 A/B	24 X	BAKERSFLD	5/2/2000
TRC97-0189	8 X 32	PHOENIX	2/18/1998
TRC97-0192	12 X 60	PHOENIX	2/18/1998
TRC98-0084	8 X 24	PHOENIX	4/14/1998
TRC98-0088	8 X 24	PHOENIX	4/14/1998
TRC98-0097	8 X 32	PHOENIX	4/14/1998
TRC98-0100	8 X 32	PHOENIX	4/14/1998
TRC98-0101	8 X 32	PHOENIX	4/14/1998
TRC98-0102	10 X 44	PHOENIX	4/14/1998
TRC98-0104	10 X 44	PHOENIX	4/14/1998
TRC98-0106	10 X 44	PHOENIX	4/14/1998
TRC98-0107	10 X 44	PHOENIX	4/14/1998
TRC98-0109	12 X 60	PHOENIX	4/14/1998
TRC98-0137	8 X 24	PHOENIX	6/3/1998
TRC98-0138	8 X 24	PHOENIX	6/3/1998
TRC98-0139	8 X 24	PHOENIX	8/30/1998
TRC98-0140	8 X 32	PHOENIX	6/3/1998
TRC98-0143	8 X 32	PHOENIX	6/3/1998
TRC98-0157	12 X 48	PHOENIX	6/17/1998
TRC98-0158	12 X 60	PHOENIX	6/17/1998
TRC98-0160	12 X 60	PHOENIX	6/17/1998
TRC98-0166	10 X 36	LA-CHINO	7/23/1998
TRC98-0168	10 X 36	PHOENIX	7/23/1998
TRC98-0173	12 X 48	PHOENIX	7/23/1998
TRC98-0177	8 X 24	PHOENIX	8/5/1998
TRC98-0178	8 X 24	PHOENIX	8/5/1998
TRC98-0179	8 X 24	PHOENIX	8/5/1998
TRC98-0181	8 X 32	PHOENIX	8/5/1998
TRC98-0184	8 X 32	PHOENIX	8/5/1998
TRC98-0197	8 X 32	LA-CHINO	8/5/1998
TRC98-0206	10 X 36	PHOENIX	8/5/1998
TRC98-0208	10 X 36	BAKERSFLD	8/5/1998
TRC98-0215	12 X 48	PHOENIX	8/5/1998
TRC98-0219	12 X 48	LAS VEGAS	8/5/1998
TRC98-0231	12 X 60	PHOENIX	8/5/1998

Navision Fixed Asset Number	Item Number	Dept Code	Acquire Date
TRC98-0232	12 X 60	LAS VEGAS	8/5/1998
TRC98-0233	12 X 60	PHOENIX	8/5/1998
TRC98-0240	12 X 60	LAS VEGAS	8/5/1998
TRC98-0269	8 X 24	PHOENIX	10/15/1998
TRC98-0278	8 X 32	LAS VEGAS	10/15/1998
TRC98-0279	8 X 32	PHOENIX	10/15/1998
TRC98-0287	10 X 36	PHOENIX	10/15/1998
TRC98-0288	10 X 36	PHOENIX	10/15/1998
TRC98-0294	10 X 36	PHOENIX	10/15/1998
TRC98-0298	12 X 48	PHOENIX	10/15/1998
TRC98-0307	12 X 60	PHOENIX	10/15/1998
TRC98-0318 A/B	24 X	LA-CHINO	1/31/1999
TRC99-0001	12 X 48	BAKERSFLD	1/31/1999
TRC99-0004	12 X 48	BAKERSFLD	2/28/1999
TRC99-0006	12 X 48	LA-CHINO	2/28/1999
TRC99-0008	12 X 48	PHOENIX	2/28/1999
TRC99-0017	8 X 24	PHOENIX	2/28/1999
TRC99-0023	8 X 32	PHOENIX	3/31/1999
TRC99-0030	10 X 36	BAKERSFLD	3/31/1999
TRC99-0034	10 X 36	PHOENIX	2/28/1999
TRC99-0042	12 X 48	PHOENIX	2/28/1999
TRC99-0047	12 X 48	BAKERSFLD	3/31/1999
TRC99-0057	12 X 60	PHOENIX	2/28/1999
TRC99-0063	12 X 60	PHOENIX	2/28/1999
TRC99-0065	12 X 60	PHOENIX	2/28/1999
TRC99-0069	12 X 60	PHOENIX	2/28/1999
TRC99-0070	12 X 60	PHOENIX	3/31/1999
TRC99-0085	12 X 60 SALES	DENVER	3/31/1999
TRUCK #00499	TRUCKS	YAKIMA	12/26/2019
TRUCK #00514	TRUCKS	LA-CHINO	3/16/2017
TRUCK #00519	TRUCKS-TRAILER	AUSTIN	9/6/2017
TRUCK #00521	TRUCKS-TRAILER	ST. LOUIS	9/7/2017
TRUCK #00531	TRUCKS	BOSTON	9/5/2017
TRUCK #00532	TRUCKS	ORLANDO	9/5/2017
TRUCK #00544	TRUCKS-SERVICE	MILWAUKEE	10/23/2017
TRUCK #00548	TRUCKS	CORP	1/1/2018
TRUCK #00549	TRUCKS	LAFAYETTE	1/4/2018
TRUCK #00550	TRUCKS	CORP	1/1/2018
TRUCK #00551	TRUCKS	CORP	1/1/2018
TRUCK #00552	TRUCKS	CORP	1/1/2018
TRUCK #00553	TRUCKS-TRAILER	CORP	1/1/2018
TRUCK #00554	TRUCKS-TRAILER	HOUMA	1/4/2018
TRUCK #00555	TRUCKS-TRAILER	CORP	1/1/2018
TRUCK #00556	TRUCKS-TRAILER	LAFAYETTE	1/4/2018
TRUCK #00557	TRUCKS-TRAILER	LAFAYETTE	1/1/2018
TRUCK #00558	TRUCKS	LAFAYETTE	1/1/2018
TRUCK #00559	TRUCKS	LAFAYETTE	1/4/2018
TRUCK #00564	TRUCKS-SERVICE	LAFAYETTE	12/15/2017
TRUCK #00569	TRUCKS	VERMONT	2/7/2018
TRUCK #00570	TRUCKS-TRAILER	VERMONT	2/7/2018
TRUCK #00571	TRUCKS	VERMONT	2/7/2018
TRUCK #00575	TRUCKS-TRAILER	DETROIT	1/31/2018
TRUCK #00586	TRUCKS	LOUISVILLE	7/8/2018
TRUCK #00602	TRUCKS	BALTIMORE	9/7/2018
TRUCK #00616	TRUCKS	MIAMI	10/2/2018
TRUCK #00618	TRUCKS	MIAMI	10/2/2018
TRUCK #00629	Trailer	MILWAUKEE	12/13/2018
TRUCK #00630	TRUCKS	TILTON	10/18/2018

Navision Fixed Asset Number	Item Number	Dept Code	Acquire Date
TRUCK #00633	TRUCKS	TILTON	10/18/2018
TRUCK #00636	TRUCKS	TILTON	10/18/2018
TRUCK #00637	TRUCKS	TILTON	10/18/2018
TRUCK #00651	Transport Trucks	CHICAGO	11/30/2018
TRUCK #00652	Transport Trucks	ATLANTA	11/8/2018
TRUCK #00653	Forklift	LOUISVILLE	11/1/2018
TRUCK #00677	TRUCKS-FORKLIFT	PHOENIX	4/4/2019
TRUCK #00680	TRUCKS	BOSTON	6/11/2019
TRUCK #00683	TRUCKS	ST. LOUIS	10/2/2019
TRUCK #00684	TRUCKS	LEXINGTON	5/10/2019
TRUCK #00685	TRUCKS-TRAILER	LEXINGTON	5/10/2019
TRUCK #00686	TRUCKS-TRAILER	LEXINGTON	5/10/2019
TRUCK #00687	TRUCKS-FORKLIFT	LEXINGTON	5/10/2019
TRUCK #00688	TRUCKS	LEXINGTON	5/10/2019
TRUCK #00689	TRUCKS-TRAILER	LEXINGTON	5/10/2019
TRUCK #00690	TRUCKS	LEXINGTON	5/10/2019
TRUCK #00691	TRUCKS-FORKLIFT	LEXINGTON	5/10/2019
TRUCK #00692	TRUCKS	LEXINGTON	5/10/2019
TRUCK #00712	TRUCKS	TAMPA	8/20/2019
TRUCK #00713	TRUCKS	MIAMI	8/20/2019
TRUCK #00727	TRUCKS-TRAILER	DETROIT	11/8/2019
TRUCK #00731	TRUCKS-TRAILER	TAMPA	11/8/2019
TRUCK #00738	TRUCKS-SERVICE	TOLEDO	10/24/2019
TRUCK #00745	TRUCKS	GREEN BAY	11/26/2019
TRUCK #00749	TRUCKS-FORKLIFT	TILTON	12/11/2019
TRUCK #00754	TRUCKS	CORPUS C	2/4/2020
TRUCK #00757	TRUCKS	CORP	3/5/2020
TRUCK #00758	TRUCKS	CORP	3/5/2020
TRUCK #00759	TRUCKS	CORP	3/5/2020
TRUCK #00760	TRUCKS	CORP	3/5/2020
TRUCK #00761	TRUCKS-TRAILER	CORP	3/5/2020
TRUCK #00762	TRUCKS-TRAILER	CORP	3/5/2020
TRUCK #00765	TRUCKS-TRAILER	BOSTON	5/8/2020
TRUCK #00766	TRUCKS	ELKHART	6/25/2020
TRUCK #00768	TRUCKS	VERMONT	5/29/2020
TRUCK #00770	TRUCKS-SERVICE	CLEVELAND	6/25/2020
Truck #100	TRUCKS-TRAILER	ALBANY	1/30/2007
TRUCK #101	TRUCKS	CHICAGO	2/2/2007
Truck #104	TRUCKS-YARD DOG	CHARLOTTE	2/28/2007
TRUCK #107	TRUCKS	CINCINNATI	5/23/2007
TRUCK #108	TRUCKS	ELKHART	5/23/2007
TRUCK #113	TRUCKS	ST. LOUIS	6/1/2007
Truck #119	TRUCKS-SERVICE	DENVER	7/10/2007
Truck #124	TRUCKS-SERVICE	CLEVELAND	10/31/2007
Truck #125	TRUCKS-EMP VEHICLE	CINCINNATI	10/31/2007
Truck #129	TRUCKS-SERVICE	PITTSBURGH	2/27/2008
TRUCK #131	TRUCKS-TRAILER	CINCINNATI	3/19/2008
Truck #134	TRUCKS-TRAILER	LA-CHINO	4/16/2008
Truck #138	TRUCKS	SALT LAKE	7/21/2008
Truck #140	TRUCKS-TRAILER	LA-CHINO	10/21/2008
Truck #143	TRUCKS-TRAILER	SALT LAKE	12/8/2008
Truck #144	TRUCKS-TRAILER	LAS VEGAS	12/8/2008
TRUCK #146	TRUCKS	ELKO	12/8/2008
Truck #147	TRUCKS-SERVICE	SALT LAKE	12/8/2008
Truck #151	TRUCKS-TRAILER	LOUISVILLE	4/24/2009
TRUCK #157	TRUCKS	ELKHART	11/12/2009
Truck #158	TRUCKS-TRAILER	CINCINNATI	1/0/1900
Truck #159	TRUCKS-SERVICE	CHARLOTTE	1/15/2010

Navision Fixed Asset Number	Item Number	Dept Code	Acquire Date
Truck #160	TRUCKS-TRAILER	ORLANDO	2/22/2010
Truck #162	TRUCKS-TRAILER	ELKHART	7/19/2010
Truck #163	TRUCKS	CINCINNATI	8/5/2010
Truck #164	TRUCKS-SERVICE	TOLEDO	8/10/2010
Truck #165	TRUCKS-SERVICE	ST. LOUIS	8/12/2010
Truck #166	TRUCKS-SERVICE	NEW BRUNS	9/8/2010
Truck #167	TRUCKS-TRAILER	TOLEDO	11/30/2010
Truck #168	TRUCKS-SERVICE	LAS VEGAS	10/13/2010
Truck #170	TRUCKS-SERVICE	CHARLESTON	5/27/2011
Truck #172	TRUCKS-SERVICE	ORLANDO	6/21/2011
Truck #173	TRUCKS	DETROIT	6/30/2011
Truck #174	TRUCKS	PADUCAH	6/30/2011
Truck #175	TRUCKS-SERVICE	INDPLS	8/1/2011
Truck #176	TRUCKS-TRAILER	ELKHART	11/8/2011
Truck #177	TRUCKS	COLUMBUS	8/10/2011
Truck #178	TRUCKS-SERVICE	LA-CHINO	9/12/2011
Truck #179	TRUCKS	INDPLS	10/25/2011
Truck #180	TRUCKS-SERVICE	BAKERSFLD	10/12/2011
Truck #181	TRUCKS-TRAILER	ORLANDO	1/16/2012
Truck #182	TRUCKS-TRAILER	CHARLOTTE	11/17/2011
Truck #183	TRUCKS-EMP VEHICLE	DALLAS	11/8/2011
Truck #184	TRUCKS-EMP VEHICLE	PADUCAH	11/8/2011
TRUCK #189	TRUCKS-TRAILER	DENVER	4/4/2012
TRUCK #200	TRUCKS	CORP	7/2/2012
TRUCK #247	TRUCKS-TRAILER	LEXINGTON	10/31/2014
TRUCK #248	TRUCKS-TRAILER	PADUCAH	10/31/2014
TRUCK #249	TRUCKS-TRAILER	PADUCAH	10/31/2014
TRUCK #250	TRUCKS-TRAILER	PADUCAH	10/31/2014
TRUCK #251	TRUCKS-SERVICE	ELKHART	4/17/2014
Truck #252	TRUCKS-TRAILER	COLUMBUS	2/28/2014
TRUCK #258	TRUCKS-SERVICE	KANSAS CIT	2/27/2014
Truck #261	TRUCKS-EMP VEHICLE	CORP	4/18/2014
Truck #263	TRUCKS	CINCINNATI	5/12/2014
TRUCK #265	TRUCKS	PITTSBURGH	7/31/2014
TRUCK #266	TRUCKS	CHARLOTTE	7/31/2014
TRUCK #267	TRUCKS	TOLEDO	7/31/2014
TRUCK #275	TRUCKS	SAN ANTON	7/1/2014
TRUCK #278	TRUCKS-TRAILER	CORPUS C	7/1/2014
TRUCK #279	TRUCKS-TRAILER	WATFORD	7/1/2014
TRUCK #280	TRUCKS-TRAILER	CORPUS C	7/1/2014
TRUCK #281	TRUCKS-TRAILER	SAN ANTON	7/1/2014
TRUCK #289	TRUCKS	CORPUS C	7/1/2014
TRUCK #300	TRUCKS	LA-CHINO	10/2/2014
TRUCK #302	TRUCKS	ALBANY	10/9/2014
TRUCK #304	TRUCKS-SERVICE	MILWAUKEE	1/0/1900
TRUCK #310	TRUCKS	MILWAUKEE	10/20/2014
TRUCK #313	TRUCKS-SERVICE	GREEN BAY	10/20/2014
TRUCK #314	TRUCKS	GREEN BAY	10/20/2014
TRUCK #320	TRUCKS-TRAILER	GREEN BAY	11/19/2014
TRUCK #323	TRUCKS-TRAILER	MADISON	10/20/2014
TRUCK #334	TRUCKS	ORLANDO	10/30/2014
TRUCK #335	TRUCKS	GREEN BAY	11/12/2014
TRUCK #336	TRUCKS	MILWAUKEE	11/12/2014
TRUCK #337	TRUCKS	GREEN BAY	11/12/2014
TRUCK #338	TRUCKS	GREEN BAY	11/12/2014
TRUCK #340	TRUCKS	MILWAUKEE	11/12/2014
TRUCK #341	TRUCKS-TRAILER	MILWAUKEE	11/12/2014
TRUCK #342	TRUCKS-TRAILER	GREEN BAY	11/12/2014

Navision Fixed Asset Number	Item Number	Dept Code	Acquire Date
TRUCK #343	TRUCKS-TRAILER	MILWAUKEE	11/12/2014
TRUCK #344	TRUCKS-TRAILER	MILWAUKEE	11/12/2014
TRUCK #345	TRUCKS-TRAILER	MILWAUKEE	11/12/2014
TRUCK #346	TRUCKS	KANSAS CIT	11/21/2014
TRUCK #349	TRUCKS-SERVICE	LAS VEGAS	11/10/2014
TRUCK #360	TRUCKS-SERVICE	COLUMBUS	11/14/2014
TRUCK #361	TRUCKS-SERVICE	CHARLOTTE	11/14/2014
TRUCK #362	TRUCKS-SERVICE	COLUMBUS	11/14/2014
TRUCK #365	TRUCKS-TRAILER	QUAD CITIE	11/14/2014
TRUCK #366	TRUCKS-TRAILER	QUAD CITIE	11/14/2014
TRUCK #367	TRUCKS-TRAILER	COLUMBUS	11/14/2014
TRUCK #371	TRUCKS	INDPLS	2/6/2015
TRUCK #373	TRUCKS-SERVICE	SAN ANTON	3/27/2015
TRUCK #374	TRUCKS	COLUMBUS	2/24/2015
TRUCK #376	TRUCKS-TRAILER	INDPLS	1/26/2015
TRUCK #379	TRUCKS	SAN ANTON	1/9/2015
TRUCK #38	TRUCKS-YARD DOG	KANSAS CIT	4/23/2001
TRUCK #381	TRUCKS-SERVICE	AUSTIN	1/9/2015
TRUCK #382	TRUCKS-TRAILER	SAN ANTON	1/9/2015
TRUCK #383	TRUCKS-TRAILER	SAN ANTON	1/9/2015
TRUCK #384	TRUCKS-TRAILER	AUSTIN	1/9/2015
TRUCK #386	TRUCKS-SERVICE	INDPLS	2/2/2015
TRUCK #391	TRUCKS	ST. LOUIS	2/20/2015
TRUCK #424	TRUCKS-TRAILER	LA-CHINO	8/14/2015
TRUCK #442	TRUCKS-TRAILER	SEATTLE	10/16/2015
TRUCK #450	TRUCKS-TRAILER	SEATTLE	10/16/2015
TRUCK #470	TRUCKS	BOSTON	4/4/2016
TRUCK #477	TRUCKS-TRAILER	BOSTON	4/4/2016
Truck #57	TRUCKS-SERVICE	ST. LOUIS	2/29/2004
Truck #61	TRUCKS-SERVICE	NASHVILLE	6/16/2004
Truck #64	TRUCKS-TRAILER	CINCINNATI	8/27/2004
Truck #65	TRUCKS-TRAILER	TOLEDO	10/12/2004
Truck #75	TRUCKS-EMP VEHICLE	NASHVILLE	2/24/2005
Truck #77	TRUCKS-TRAILER	JACKSONVIL	6/13/2005
TRUCK #78	TRUCKS	LOUISVILLE	6/8/2005
Truck #94	TRUCKS-SERVICE	LAS VEGAS	7/13/2006
Truck #97	TRUCKS-TRAILER	ELKHART	1/12/2007
TSI16558	10 X 40	NASHVILLE	5/2/1997
TSI16560	10 X 50	ST. LOUIS	4/30/1997
TSI17424	10 X 50	CLEVELAND	5/20/1997
TSI17425	10 X 50	COLUMBUS	5/20/1997
TSI17429	12 X 60	CINCINNATI	5/20/1997
TSI17431	12 X 60	CINCINNATI	5/28/1997
TSI17432	12 X 60	COLUMBUS	5/30/1997
TUR2847	10 X 50	INDPLS	4/30/1997
TUR2888 B/C	24 X	MEMPHIS	7/31/1997
TUR2980	10 X 50	NASHVILLE	5/2/1997
TUR2981	10 X 50	CINCINNATI	5/12/1997
TUR3007	12 X 60	ST. LOUIS	5/30/1997
TUR3011	10 X 40	CINCINNATI	3/31/1997
TUR3023	10 X 50	KANSAS CIT	4/30/1997
TUR3048	12 X 60	LITTLEROCK	9/26/1997
TUR3049	12 X 60	TOLEDO	5/2/1997
TUR3054	12 X 48	ELKHART	4/28/1997
TUR3056	8 X 30	ST. LOUIS	4/8/1997
TUR3070	10 X 40	CINCINNATI	4/14/1997
TUR3073	12 X 60	CINCINNATI	4/15/1997
TUR3074	12 X 60	CINCINNATI	6/3/1997

Navision Fixed Asset Number	Item Number	Dept Code	Acquire Date
TUR3080	10 X 40	TOLEDO	4/29/1997
TUR3084	12 X 60	INDPLS	4/29/1997
TUR3126	12 X 60	CINCINNATI	5/2/1997
TUR3209	12 X 48 SALES	ELKHART	4/24/1997
TUR3210	12 X 60 SALES	CINCINNATI	4/24/1997
TUR3211	12 X 60 SALES	CINCINNATI	4/25/1997
TUR3227	8 X 30	INDPLS	5/29/1997
TUR3229	8 X 30	INDPLS	5/27/1997
TUR3232	8 X 30	TOLEDO	6/5/1997
TUR3248	10 X 40	LITTLEROCK	4/28/1997
TUR3249	10 X 40	PITTSBURGH	5/2/1997
TUR3250	10 X 40	CHARLESTON	5/12/1997
TUR3251	10 X 50	INDPLS	5/9/1997
TUR3271	12 X 60	ST. LOUIS	10/2/1997
TUR3274	8 X 30	TOLEDO	7/17/1997
TUR3276	8 X 30	INDPLS	6/3/1997
TUR3277	8 X 30	CHICAGO	8/25/1997
TUR3286	12 X 60	ST. LOUIS	10/6/1997
TUR3330	8 X 30	CINCINNATI	8/11/1997
TUR3338	10 X 40	CLEVELAND	8/28/1997
TUR3339	10 X 40	CLEVELAND	5/13/1997
TUR3344	10 X 50	CHICAGO	10/16/1997
TUR3346	12 X 60	INDPLS	6/3/1997
TUR3347	12 X 60	INDPLS	6/19/1997
TUR3350	8 X 32 O/S	ELKHART	6/17/1997
TUR3363	12 X 60	INDPLS	6/5/1997
TUR3365	10 X 40	DETROIT	7/22/1997
TUR3367	10 X 50	ELKHART	8/6/1997
TUR3368	12 X 60	CLEVELAND	6/6/1997
TUR3378	10 X 40	CLEVELAND	5/23/1997
TUR3387	10 X 50	MILWAUKEE	8/8/1997
TUR3388	10 X 50	CHARLESTON	6/13/1997
TUR3389	10 X 50	ELKHART	9/22/1997
TUR3390	12 X 60	ST. LOUIS	6/19/1997
TUR3391	12 X 60	INDPLS	6/6/1997
TUR3408 A/B	24 X	COLUMBUS	7/18/1997
TUR3409	10 X 50	INDPLS	7/14/1997
TUR3428	12 X 60	LOUISVILLE	7/2/1997
TUR3430	12 X 60	INDPLS	9/10/1997
TUR3436	8 X 24	CINCINNATI	9/8/1997
TUR3450	8 X 30	CHICAGO	8/4/1997
TUR3452	10 X 40	ELKHART	8/4/1997
TUR3456	10 X 50	ST. LOUIS	7/16/1997
TUR3458	10 X 50	TOLEDO	7/30/1997
TUR3460	12 X 60	ST. LOUIS	7/15/1997
TUR3461	12 X 60	ELKHART	7/16/1997
TUR3463	12 X 60	ST. LOUIS	10/6/1997
TUR3464	12 X 60	PITTSBURGH	7/30/1997
TUR3466	12 X 60	TOLEDO	7/30/1997
TUR3467	12 X 60	LOUISVILLE	7/28/1997
TUR3471	12 X 60	NASHVILLE	6/13/1997
TUR3473	12 X 60	ST. LOUIS	6/16/1997
TUR3474	12 X 60	LEXINGTON	6/16/1997
TUR3475	12 X 60	ST. LOUIS	6/17/1997
TUR3477	12 X 60	INDPLS	6/17/1997
TUR3504	12 X 60	LOUISVILLE	6/30/1997
TUR3512	12 X 60	CINCINNATI	6/26/1997
TUR3515	12 X 36 SALES	INDPLS	7/9/1997

Navision Fixed Asset Number	Item Number	Dept Code	Acquire Date
TUR3524	12 X 60	INDPLS	7/9/1997
TUR3575	12 X 60	ST. LOUIS	8/6/1997
TUR3576	12 X 60	MEMPHIS	8/6/1997
TUR3577	12 X 60	NASHVILLE	8/7/1997
TUR3591	12 X 60	PITTSBURGH	8/20/1997
TUR3592 A/B	24 X	GREEN BAY	9/12/1997
TUR3595	12 X 60	CLEVELAND	8/13/1997
TUR3609 A / B	24 X	ST. LOUIS	9/29/1997
TUR3615	10 X 50	ELKHART	9/4/1997
TUR3618	12 X 60	CHICAGO	8/26/1997
TUR3625	12 X 60	CHICAGO	9/8/1997
TUR3626	12 X 60	CHARLESTON	9/8/1997
TUR3627	12 X 60	CINCINNATI	9/8/1997
TUR3637 A/B	24 X	LOUISVILLE	9/15/1997
TUR3638 A/B	24 X	KANSAS CIT	9/26/1997
TUR3653	12 X 60	CHICAGO	9/26/1997
TUR3654	12 X 60	ELKHART	9/26/1997
TUR3689	12 X 60	CHICAGO	10/13/1997
TUR3691	12 X 60	INDPLS	10/13/1997
TUR3693	12 X 60	NASHVILLE	10/10/1997
TUR3714	12 X 60	INDPLS	10/30/1997
TUR3749	12 X 60	PITTSBURGH	12/4/1997
TUR3753	10 X 40	INDPLS	12/2/1997
TUR3759	10 X 50	WICHITA	12/4/1997
TUR3768	12 X 60	CHICAGO	12/8/1997
TUR3769	12 X 60	INDPLS	12/11/1997
UM-0003	10 X 36	PHOENIX	7/20/2000
UM-0005	10 X 36	DENVER	7/20/2000
UM-0006	10 X 36	PHOENIX	7/20/2000
UM-0007	10 X 36	PHOENIX	5/31/2000
UM-0008	10 X 36	PHOENIX	5/31/2000
UM-0012	12 X 48	PHOENIX	7/31/2000
UM-0013	12 X 48	PHOENIX	7/31/2000
UM-0020	12 X 60	PHOENIX	5/31/2000
UM-0021	12 X 60	PHOENIX	5/31/2000
UM-0022	12 X 60	PHOENIX	5/31/2000
UM-0037	12 X 48	BAKERSFLD	8/17/2000
UM-0038	12 X 48	DENVER	8/17/2000
UM-0042	12 X 60	DENVER	8/14/2000
UM-0043	12 X 60	DENVER	8/14/2000
UM-0055881	12 X 60	LAS VEGAS	5/12/2006
UM-0055882	12 X 60	ELKO	5/12/2006
UM-0055883	12 X 60	PHOENIX	5/12/2006
UM-0055885	12 X 60	PHOENIX	5/12/2006
UM-0055886	12 X 60	PHOENIX	5/12/2006
UM-0055891 1/2	24 X	ELKO	5/12/2006
UM-0975	12 X 48	PHOENIX	11/27/2000
UM-0977	12 X 60	PHOENIX	11/3/2000
UM-0978	12 X 60	PHOENIX	11/3/2000
UM-0979	12 X 60	PHOENIX	11/27/2000
UM-0981	12 X 60	PHOENIX	12/26/2000
UM-0983	12 X 60	LAS VEGAS	12/12/2000
UM-0984	12 X 60	PHOENIX	12/12/2000
UM-0989	10 X 36	PHOENIX	12/26/2000
UM-0996	8 X 24	DENVER	12/26/2000
UM-1089	12 X 60	PHOENIX	12/26/2000
UM-1095	10 X 36	PHOENIX	1/25/2001
UM-1135	12 X 60	PHOENIX	1/29/2001

Navision Fixed Asset Number	Item Number	Dept Code	Acquire Date
UM-1136	12 X 60	PHOENIX	1/29/2001
UM-1288 A/B	24 X	DENVER	4/6/2001
UM-1290 A/B	24 X	DENVER	4/6/2001
UM-1467	12 X 48	LAS VEGAS	4/16/2001
UM-1468	12 X 60	PHOENIX	4/23/2001
UM-1471	12 X 60	DENVER	4/23/2001
UM-1472	12 X 48	PHOENIX	4/16/2001
UM-1473	12 X 48	PHOENIX	4/16/2001
UM-1476	10 X 36	PHOENIX	4/24/2001
UM-1478	10 X 36	DENVER	4/24/2001
UM-1479	10 X 36	DENVER	4/24/2001
UM-1486	12 X 60	DENVER	5/9/2001
UM-1487	12 X 60	DENVER	5/9/2001
UM-1488	12 X 60	DENVER	5/9/2001
UM-1490	12 X 48	SALT LAKE	4/16/2001
UM-1491	12 X 48	DENVER	4/16/2001
UM-1492	12 X 48	DENVER	5/15/2001
UM-1494	12 X 48	PHOENIX	4/16/2001
UM-1496	12 X 48	DENVER	4/16/2001
UM-1498	10 X 36	DENVER	4/30/2001
UM-1499	10 X 36	DENVER	4/30/2001
UM-1506	8 X 32	DENVER	4/24/2001
UM-1702	12 X 60	DENVER	5/30/2001
UM-1703	12 X 60	DENVER	5/30/2001
UM-1706	12 X 48	DENVER	5/30/2001
UM-1707	12 X 48	DENVER	5/30/2001
UM-1708	12 X 48	DENVER	5/30/2001
UM-1876	24 X	PHOENIX	6/21/2001
UM-2237 A/B	24 X	DENVER	12/5/2001
UM-2411	12 X 60 SALES	PHOENIX	4/4/2002
UM-2414	12 X 60 SALES	PHOENIX	4/30/2002
UM-2461 A/B	24 X	DENVER	7/24/2002
UM-2473	12 X 60 SALES	DENVER	7/31/2002
UM-50270	12 X 60	PHOENIX	5/25/2004
UM-50271	12 X 60	PHOENIX	5/25/2004
UM-50272	12 X 60	PHOENIX	6/11/2004
UM-50273	12 X 60	PHOENIX	6/11/2004
UM-50274	12 X 60	DENVER	6/11/2004
UM-50275	12 X 60	LA-CHINO	6/11/2004
UM-50276 1/2	24 X	LA-CHINO	6/11/2004
UM-50651	10 X 36	LA-CHINO	9/21/2004
UM-50652	10 X 36	LA-CHINO	9/21/2004
UM-50653	10 X 44	PHOENIX	7/29/2004
UM-50654	10 X 44	PHOENIX	7/29/2004
UM-50833	12 X 60	DENVER	8/31/2004
UM-50834	12 X 60	LAS VEGAS	9/27/2004
UM-50835	12 X 48	LA-CHINO	9/27/2004
UM-50836	12 X 48	PHOENIX	9/27/2004
UM-50837	12 X 60	PHOENIX	9/27/2004
UM-50838	10 X 44	BAKERSFLD	9/21/2004
UM-50839	10 X 36	PHOENIX	8/13/2004
UM-51410	12 X 60	PHOENIX	9/30/2004
UM-51581	12 X 60	PHOENIX	10/29/2004
UM-51954	12 X 48 SALES	PHOENIX	1/20/2005
UM-52030 1/2	24 X	PHOENIX	2/28/2005
UM-52036	12 X 48 SALES	PHOENIX	1/19/2005
UM-52037	12 X 48 SALES	PHOENIX	2/8/2005
UM-52038	10 X 36	PHOENIX	1/19/2005

Navision Fixed Asset Number	Item Number	Dept Code	Acquire Date
UM-52039	10 X 36	PHOENIX	2/8/2005
UM-52040	10 X 36	PHOENIX	2/8/2005
UM-52041	10 X 36	PHOENIX	2/8/2005
UM-52043	12 X 60	PHOENIX	1/19/2005
UM-52044	12 X 60	PHOENIX	1/19/2005
UM-52045	10 X 44	PHOENIX	2/8/2005
UM-52046	12 X 48	PHOENIX	1/19/2005
UM-52072	12 X 60 SALES	DENVER	2/8/2005
UM-52996 1/2	24 X	LA-CHINO	4/27/2005
UM-53028	12 X 60	PHOENIX	4/30/2005
UM-53141	12 X 60	PHOENIX	5/23/2005
UM-53169 1/2	24 X	LA-CHINO	5/16/2005
UM-53246	10 X 36	DENVER	5/31/2005
UM-53247	10 X 36	PHOENIX	5/31/2005
UM-53248	12 X 48	DENVER	5/31/2005
UM-53250	12 X 48 SALES	DENVER	5/31/2005
UM-53251	12 X 60 SALES	DENVER	5/31/2005
UM-53252 1/2	24 X	DENVER	5/31/2005
UM-53254	12 X 60 SALES	LA-CHINO	7/28/2005
UM-54072 1/2	24 X	DENVER	9/19/2005
UM-54489 1/2	24 X	PHOENIX	11/7/2005
UM-54503 1/2	24 X	BAKERSFLD	11/7/2005
UM-54798	12 X 60	PHOENIX	12/13/2005
UM-55244	12 X 60	PHOENIX	12/28/2005
UM-55245	12 X 60	PHOENIX	12/28/2005
UM-55246	12 X 60	PHOENIX	12/28/2005
UM-55247	12 X 60	PHOENIX	12/28/2005
UM-55248	12 X 48 SALES	DENVER	1/31/2006
UM-55249	12 X 48 SALES	DENVER	1/31/2006
UM-55265	8 X 24	PHOENIX	2/16/2006
UM-55397	12 X 60	PHOENIX	1/27/2006
UM-55398	12 X 60	PHOENIX	2/24/2006
UM-55502	12 X 60	PHOENIX	2/16/2006
UM-55503	12 X 60	PHOENIX	2/16/2006
UM-55504	12 X 60 SALES	PHOENIX	2/16/2006
UM-55839	10 X 36	PHOENIX	6/28/2006
UM-55852	8 X 32	PHOENIX	6/28/2006
UM-55854	8 X 32	PHOENIX	6/28/2006
UM-56073 1/2/3/4/5/6	60 X	PHOENIX	8/8/2006
UM-56308	12 X 60 SALES	PHOENIX	8/21/2006
UM-56309	12 X 60 SALES	PHOENIX	8/21/2006
UM-56376 1/2	24 X	PHOENIX	9/13/2006
UM-56546 1/2	24 X	PHOENIX	11/28/2006
UM-56548	12 X 48	DENVER	11/28/2006
UM-56550	10 X 44	PHOENIX	11/28/2006
UM-56551	12 X 60	PHOENIX	11/28/2006
UM-56552	12 X 60	PHOENIX	11/28/2006
UM-56554	12 X 60	PHOENIX	11/28/2006
UM-56555	12 X 60	PHOENIX	11/28/2006
UM-56575	12 X 48 SALES	DENVER	11/28/2006
UM-56576	12 X 48 SALES	DENVER	12/14/2006
UM-56577	12 X 48 SALES	DENVER	12/14/2006
UM-56774	8 X 24	PHOENIX	12/29/2006
UM-57084	12 X 60	PHOENIX	5/16/2007
UM-57085	12 X 60	PHOENIX	5/16/2007
UM-57086	12 X 60	PHOENIX	5/16/2007
UM-57087	12 X 48	PHOENIX	5/3/2007
UM-57088	12 X 48	PHOENIX	5/3/2007

Navision Fixed Asset Number	Item Number	Dept Code	Acquire Date
UM-57089	10 X 36	PHOENIX	6/4/2007
UM-57090	10 X 36	PHOENIX	6/4/2007
UM-57414 A/B	24 X	PHOENIX	10/3/2007
UM-57444 1/2	24 X	PHOENIX	10/5/2007
UM-57621 1/2	24 X	PHOENIX	12/31/2007
WS84-A12425	12 X 60	LA-CHINO	6/6/2008
WS85-63S00200749/751	24 X	LA-CHINO	6/6/2008
WS86-63S0201127/129	24 X	LA-CHINO	6/6/2008
WS86-63S0201130-31	24 X	LA-CHINO	6/6/2008
WS87-43S20772-73	24 X	LAS VEGAS	6/6/2008
WSI-1240-10677	12 X 48	LA-CHINO	6/6/2008
WSI-1260-11534-11538	60 X	BAKERSFLD	6/6/2008
FA-92223	VAN	BALTIMORE	2/28/2020
FA-92239	VAN	BALTIMORE	2/28/2020
FA-92241	VAN	BALTIMORE	2/28/2020
FA-92242	VAN	BALTIMORE	2/28/2020
FA-92243	VAN	BALTIMORE	2/28/2020
FA-92244	VAN	BALTIMORE	2/28/2020
FA-92246	VAN	BALTIMORE	2/28/2020
FA-92247	VAN	BALTIMORE	2/28/2020
FA-92248	VAN	BALTIMORE	2/28/2020
FA-92250	VAN	BALTIMORE	2/28/2020
FA-92251	VAN	BALTIMORE	2/28/2020
FA-92252	VAN	BALTIMORE	2/28/2020
FA-92253	VAN	BALTIMORE	2/28/2020
FA-92254	VAN	BALTIMORE	2/28/2020
FA-92284	VAN	BALTIMORE	2/28/2020
FA-92294	VAN	BALTIMORE	2/28/2020
FA-92296	VAN	BALTIMORE	2/28/2020
FA-92297	VAN	BALTIMORE	2/28/2020
FA-92298	VAN	BALTIMORE	2/28/2020
FA-92302	VAN	BALTIMORE	2/28/2020
FA-92316	VAN	BALTIMORE	2/28/2020
FA-92317	VAN	BALTIMORE	2/28/2020
FA-92318	VAN	BALTIMORE	2/28/2020
FA-92350	VAN	BALTIMORE	2/28/2020
FA-92351	VAN	BALTIMORE	2/28/2020
FA-92352	VAN	BALTIMORE	2/28/2020
FA-92356	VAN	BALTIMORE	2/28/2020
FA-92380	VAN	BALTIMORE	2/28/2020
FA-92389	VAN	BALTIMORE	2/28/2020
FA-92390	VAN	BALTIMORE	2/28/2020
FA-92391	VAN	BALTIMORE	2/28/2020
FA-92392	VAN	BALTIMORE	2/28/2020
FA-92393	VAN	BALTIMORE	2/28/2020
FA-92395	VAN	BALTIMORE	2/28/2020
FA-92396	VAN	BALTIMORE	2/28/2020
FA-92397	VAN	BALTIMORE	2/28/2020
FA-92398	VAN	BALTIMORE	2/28/2020
FA-92399	VAN	BALTIMORE	2/28/2020
FA-92400	VAN	BALTIMORE	2/28/2020
FA-92401	VAN	PHL	2/28/2020
FA-92402	VAN	BALTIMORE	2/28/2020
FA-92446	VAN	BALTIMORE	2/28/2020
FA-92447	VAN	BALTIMORE	2/28/2020
FA-92449	VAN	BALTIMORE	2/28/2020
FA-92451	VAN	BALTIMORE	2/28/2020
FA-92452	VAN	BALTIMORE	2/28/2020

Navision Fixed Asset Number	Item Number	Dept Code	Acquire Date
FA-92453	VAN	BALTIMORE	2/28/2020
FA-92454	VAN	BALTIMORE	2/28/2020
FA-92455	VAN	BALTIMORE	2/28/2020
FA-92457	VAN	BALTIMORE	2/28/2020
FA-92459	VAN	BALTIMORE	2/28/2020
FA-92460	VAN	BALTIMORE	2/28/2020
FA-92461	VAN	BALTIMORE	2/28/2020
FA-92462	VAN	BALTIMORE	2/28/2020
FA-92463	VAN	BALTIMORE	2/28/2020
FA-92464	VAN	BALTIMORE	2/28/2020
FA-92465	VAN	BALTIMORE	2/28/2020
FA-92466	VAN	BALTIMORE	2/28/2020
FA-92467	VAN	BALTIMORE	2/28/2020
FA-92468	VAN	BALTIMORE	2/28/2020
FA-92469	VAN	BALTIMORE	2/28/2020
FA-92470	VAN	BALTIMORE	2/28/2020
FA-92471	VAN	BALTIMORE	2/28/2020
FA-92472	VAN	BALTIMORE	2/28/2020
FA-92473	VAN	BALTIMORE	2/28/2020
FA-92475	VAN	BALTIMORE	2/28/2020
FA-92477	VAN	BALTIMORE	2/28/2020
FA-92478	VAN	BALTIMORE	2/28/2020
FA-92479	VAN	BALTIMORE	2/28/2020
FA-92480	VAN	BALTIMORE	2/28/2020
FA-92481	VAN	BALTIMORE	2/28/2020
FA-92482	VAN	BALTIMORE	2/28/2020
FA-92483	VAN	BALTIMORE	2/28/2020
FA-92484	VAN	BALTIMORE	2/28/2020
FA-92485	VAN	BALTIMORE	2/28/2020
FA-92487	VAN	BALTIMORE	2/28/2020
FA-92488	VAN	BALTIMORE	2/28/2020
FA-92489	VAN	BALTIMORE	2/28/2020
FA-92490	VAN	BALTIMORE	2/28/2020
FA-92491	VAN	BALTIMORE	2/28/2020
FA-92492	VAN	BALTIMORE	2/28/2020
FA-92493	VAN	BALTIMORE	2/28/2020
FA-92494	VAN	BALTIMORE	2/28/2020
FA-92495	VAN	BALTIMORE	2/28/2020
FA-92501	VAN	BALTIMORE	2/28/2020
FA-92502	VAN	BALTIMORE	2/28/2020
FA-92503	VAN	BALTIMORE	2/28/2020
FA-92504	VAN	BALTIMORE	2/28/2020
FA-92505	VAN	BALTIMORE	2/28/2020
FA-92519	VAN	BALTIMORE	2/28/2020
FA-92524	VAN	BALTIMORE	2/28/2020
FA-92533	VAN	BALTIMORE	2/28/2020
FA-92544	VAN	BALTIMORE	2/28/2020
FA-92545	VAN	BALTIMORE	2/28/2020
FA-92546	VAN	BALTIMORE	2/28/2020
FA-92547	VAN	BALTIMORE	2/28/2020
FA-92548	VAN	BALTIMORE	2/28/2020
FA-92549	VAN	BALTIMORE	2/28/2020
FA-92550	VAN	BALTIMORE	2/28/2020
FA-92552	VAN	BALTIMORE	2/28/2020
FA-92560	VAN	BALTIMORE	2/28/2020
FA-92561	VAN	BALTIMORE	2/28/2020
FA-92562	VAN	BALTIMORE	2/28/2020
FA-92563	VAN	BALTIMORE	2/28/2020

Navision Fixed Asset Number	Item Number	Dept Code	Acquire Date
FA-92564	VAN	BALTIMORE	2/28/2020
FA-92571	VAN	BALTIMORE	2/28/2020
FA-92572	VAN	BALTIMORE	2/28/2020
FA-92581	VAN	BALTIMORE	2/28/2020
FA-92597	VAN	BALTIMORE	2/28/2020
FA-92598	VAN	BALTIMORE	2/28/2020
FA-92599	VAN	BALTIMORE	2/28/2020
FA-92674	VAN	BALTIMORE	2/28/2020
FA-92677	VAN	BALTIMORE	2/28/2020
FA-92678	VAN	BALTIMORE	2/28/2020
FA-92679	VAN	BALTIMORE	2/28/2020
FA-92686	VAN	BALTIMORE	2/28/2020
FA-92701	VAN	BALTIMORE	2/28/2020
FA-92702	VAN	BALTIMORE	2/28/2020
FA-92703	VAN	BALTIMORE	2/28/2020
FA-92704	VAN	BALTIMORE	2/28/2020
FA-92722	VAN	BALTIMORE	2/28/2020
FA-92723	VAN	BALTIMORE	2/28/2020
FA-92724	VAN	PHL	2/28/2020
FA-92728	VAN	BALTIMORE	2/28/2020
FA-92741	VAN	BALTIMORE	2/28/2020
FA-92742	VAN	BALTIMORE	2/28/2020
FA-92745	VAN	BALTIMORE	2/28/2020
FA-92754	VAN	BALTIMORE	2/28/2020
FA-92755	VAN	BALTIMORE	2/28/2020
FA-92776	VAN	BALTIMORE	2/28/2020
FA-92777	VAN	BALTIMORE	2/28/2020
FA-92780	VAN	BALTIMORE	2/28/2020
FA-92781	VAN	BALTIMORE	2/28/2020
FA-92795	VAN	BALTIMORE	2/28/2020
FA-92802	VAN	BALTIMORE	2/28/2020
FA-92803	VAN	BALTIMORE	2/28/2020
FA-92804	VAN	BALTIMORE	2/28/2020
FA-92805	VAN	BALTIMORE	2/28/2020
FA-92806	VAN	BALTIMORE	2/28/2020
FA-92808	VAN	BALTIMORE	2/28/2020
FA-92809	VAN	BALTIMORE	2/28/2020
FA-92811	VAN	BALTIMORE	2/28/2020
FA-92813	VAN	BALTIMORE	2/28/2020
FA-92815	VAN	BALTIMORE	2/28/2020
FA-92816	VAN	BALTIMORE	2/28/2020
FA-92817	VAN	BALTIMORE	2/28/2020
FA-92818	VAN	BALTIMORE	2/28/2020
FA-92819	VAN	BALTIMORE	2/28/2020
FA-92820	VAN	BALTIMORE	2/28/2020
FA-92842	VAN	BALTIMORE	2/28/2020
FA-92844	VAN	BALTIMORE	2/28/2020
FA-92845	VAN	BALTIMORE	2/28/2020
FA-92881	VAN	BALTIMORE	2/28/2020
FA-92883	VAN	BALTIMORE	2/28/2020
FA-92884	VAN	BALTIMORE	2/28/2020
FA-92885	VAN	BALTIMORE	2/28/2020
FA-92886	VAN	BALTIMORE	2/28/2020
FA-92888	VAN	BALTIMORE	2/28/2020
FA-92896	VAN	BALTIMORE	2/28/2020
FA-92897	VAN	BALTIMORE	2/28/2020
FA-92900	VAN	BALTIMORE	2/28/2020
FA-92901	VAN	BALTIMORE	2/28/2020

Navision Fixed Asset Number	Item Number	Dept Code	Acquire Date
FA-92902	VAN	BALTIMORE	2/28/2020
FA-92903	VAN	BALTIMORE	2/28/2020
FA-92906	VAN	BALTIMORE	2/28/2020
FA-92908	VAN	BALTIMORE	2/28/2020
FA-92909	VAN	BALTIMORE	2/28/2020
FA-92911	VAN	BALTIMORE	2/28/2020
FA-92918	VAN	BALTIMORE	2/28/2020
FA-92919	VAN	BALTIMORE	2/28/2020
FA-92920	VAN	BALTIMORE	2/28/2020
FA-92922	VAN	BALTIMORE	2/28/2020
FA-92923	VAN	BALTIMORE	2/28/2020
FA-92924	VAN	BALTIMORE	2/28/2020
FA-92925	VAN	BALTIMORE	2/28/2020
FA-92926	VAN	BALTIMORE	2/28/2020
FA-92927	VAN	BALTIMORE	2/28/2020
FA-92928	VAN	BALTIMORE	2/28/2020
FA-92929	VAN	BALTIMORE	2/28/2020
FA-92930	VAN	BALTIMORE	2/28/2020
FA-92931	VAN	BALTIMORE	2/28/2020
FA-92932	VAN	BALTIMORE	2/28/2020
FA-92933	VAN	BALTIMORE	2/28/2020
FA-92934	VAN	BALTIMORE	2/28/2020
FA-92935	VAN	BALTIMORE	2/28/2020
FA-92937	VAN	BALTIMORE	2/28/2020
FA-92938	VAN	BALTIMORE	2/28/2020
FA-92939	VAN	BALTIMORE	2/28/2020
FA-92941	VAN	BALTIMORE	2/28/2020
FA-92942	VAN	BALTIMORE	2/28/2020
FA-92944	VAN	BALTIMORE	2/28/2020
FA-92945	VAN	BALTIMORE	2/28/2020
FA-92947	VAN	BALTIMORE	2/28/2020
FA-92962	VAN	BALTIMORE	2/28/2020
FA-92964	VAN	BALTIMORE	2/28/2020
FA-92965	VAN	BALTIMORE	2/28/2020
FA-92966	VAN	BALTIMORE	2/28/2020
FA-92967	VAN	BALTIMORE	2/28/2020
FA-92969	VAN	BALTIMORE	2/28/2020
FA-92970	VAN	BALTIMORE	2/28/2020
FA-92971	VAN	BALTIMORE	2/28/2020
FA-92972	VAN	BALTIMORE	2/28/2020
FA-92973	VAN	BALTIMORE	2/28/2020
FA-92975	VAN	BALTIMORE	2/28/2020
FA-92976	VAN	BALTIMORE	2/28/2020
FA-92977	VAN	BALTIMORE	2/28/2020
FA-92978	VAN	BALTIMORE	2/28/2020
FA-92979	VAN	BALTIMORE	2/28/2020
FA-92980	VAN	BALTIMORE	2/28/2020
FA-92981	VAN	BALTIMORE	2/28/2020
FA-92982	VAN	BALTIMORE	2/28/2020
FA-92983	VAN	BALTIMORE	2/28/2020
FA-92984	VAN	BALTIMORE	2/28/2020
FA-92985	VAN	BALTIMORE	2/28/2020
FA-92986	VAN	BALTIMORE	2/28/2020
FA-92988	VAN	BALTIMORE	2/28/2020
FA-92989	VAN	BALTIMORE	2/28/2020
FA-92990	VAN	BALTIMORE	2/28/2020
FA-92991	VAN	BALTIMORE	2/28/2020
FA-92992	VAN	BALTIMORE	2/28/2020

Navision Fixed Asset Number	Item Number	Dept Code	Acquire Date
FA-92994	VAN	BALTIMORE	2/28/2020
FA-92995	VAN	BALTIMORE	2/28/2020
FA-92997	VAN	BALTIMORE	2/28/2020
FA-93082	VAN	BALTIMORE	2/28/2020
FA-93090	VAN	BALTIMORE	2/28/2020
FA-93091	VAN	BALTIMORE	2/28/2020
TRUCK #00767	TRUCKS-FORKLIFT	ELKO	7/16/2020
TRUCK #00769	TRUCKS	INDPLS	7/2/2020
TRUCK #00771	TRUCKS-FORKLIFT	DES MOINES	7/29/2020
TRUCK #00788	TRUCKS-TRAILER	LAFAYETTE	9/14/2020
TRUCK #00791	TRUCKS-SERVICE	CHARLOTTE	9/10/2020
TRUCK #00793	TRUCKS-SERVICE	VERMONT	9/23/2020
TRUCK #00794	TRUCKS-SERVICE	PITTSBURGH	9/23/2020
TRUCK #00797	TRUCKS-TRAILER	DALLAS	9/18/2020
TRUCK #00798	TRUCKS-TRAILER	AUSTIN	9/18/2020
TRUCK #00804	TRUCKS-FORKLIFT	HOUMA	9/29/2020

SCHEDULE 16

Other Assets

None.

PERFECTION CERTIFICATE

Reference is hereby made to (a) that certain Amended and Restated Credit Agreement dated as of April 7, 2014 as amended by that certain Amendment No. 11 (as amended, restated, supplemented, or otherwise modified from time to time, the "Credit Agreement"), by and among PAC-VAN, INC., an Indiana corporation ("Pac-Van"); LONE STAR TANK RENTAL INC., a Delaware corporation ("Lone Star"); effective as of the Amendment No. 4 Effective Date, SOUTHERN FRAC, LLC, a Texas limited liability company ("Southern Frac"); and the Affiliates of Pac-Van, Lone Star and Southern Frac that may become a party hereto from time to time (such Subsidiaries, together with Pac-Van, Lone Star and Southern Frac, are referred to hereinafter each individually as a "Borrower", and individually and collectively, jointly and severally, as the "Borrowers"), the lenders party thereto as "Lenders" (each of such Lenders, together with its successors and permitted assigns, is referred to hereinafter as a "Lender"), and WELLS FARGO BANK, NATIONAL ASSOCIATION, a national banking association ("Wells Fargo"), in its capacity as administrative agent for each member of the Lender Group and the Bank Product Providers (in such capacity, together with its successors and assigns in such capacity, "Agent"); (b) that certain Guaranty and Security Agreement dated as of September 7, 2012 (as amended, restated, supplemented, or otherwise modified from time to time, the "Guaranty and Security Agreement") by and among Borrowers, the Subsidiaries of Pac-Van party thereto as "Grantors" and Agent; and (c) that certain Canadian Guaranty and Security Agreement dated as of September 7, 2012 (as amended, restated, supplemented, or otherwise modified from time to time, the "Canadian Security Agreement" and, together with the Guaranty and Security Agreement, each a "Security Agreement").

All initially capitalized terms used herein without definition shall have the meanings ascribed thereto in the Credit Agreement. Any terms (whether capitalized or lower case) used in this Perfection Certificate that are defined in the Code shall be construed and defined as set forth in the Code unless otherwise defined herein or in the Credit Agreement; provided that to the extent that the Code is used to define any term used herein and if such term is defined differently in different Articles of the Code, the definition of such term contained in Article 9 of the Code shall govern. As used herein, the term "Loan Parties" shall mean the "Loan Parties" as that term is defined in the Credit Agreement and "Code" shall mean the "Code" as that term is defined in the Guaranty and Security Agreement.

Each of the undersigned hereby certifies (in that person's capacity as an officer of the applicable Loan Party and not in that person's individual capacity) to Agent and each of the other members of the Lender Group and the Bank Product Providers as follows as of December 14 , 2020 (the "Effective Date"):

1.   Names.

(a)   The exact legal name of each Loan Party, as such name appears in its certified certificate of incorporation, articles of incorporation, certificate of formation, or any other organizational document, is set forth in Schedule 1(a). Each Loan Party is (i) the type of entity disclosed next to its name in Schedule 1(a) and (ii) a registered organization except to the extent disclosed in Schedule 1(a). Also set forth in Schedule 1(a) is the organizational identification number, if any, of each Loan Party that is a registered organization, the Federal Taxpayer Identification Number of each Loan Party and the jurisdiction of formation of each Loan Party. Each Loan Party has qualified to do business in the states and provinces listed on Schedule 1(a).

(b)   Set forth in Schedule 1(b) hereto is a list of any other legal names each Loan Party has had in the past five years, together with the date of the relevant name change.

(c)   Set forth in Schedule 1(c) is a list of all other names used by each Loan Party in connection with any business or organization to which such Loan Party became the successor by merger, consolidation, acquisition, change in form, nature or jurisdiction of organization or otherwise or on any filings with the Internal Revenue Service, in each case, at any time in the past five years. Except as set forth in Schedule 1(c), no Loan Party has changed its jurisdiction of organization at any time during the past four months.

2.   Chief Executive Offices. The chief executive office of each Loan Party is located at the address set forth in Schedule 2 hereto.

3.   Real Property.

(a)   Attached hereto as Schedule 3(a) is a list of all (i) Real Property of each Loan Party; (ii) common names, addresses and uses of each parcel of Real Property (stating improvements located thereon); and (iii) other information relating thereto required by such Schedule. Except as described on Schedule 3(a) attached hereto: (A) no Loan Party has entered into any leases, subleases, tenancies, franchise agreements, licenses or other occupancy arrangements as owner, lessor, sublessor, licensor, franchisor or grantor with respect to any of the real property described on Schedule 3(a) and (B) no Loan Party has any leases which require the consent of the landlord, tenant, or other party thereto to the transactions contemplated by the Loan Documents.

(b)   Schedule 3(b) sets forth all third parties ("Bailees") with possession of any Collateral (including inventory and equipment) of the Loan Parties, including the name and address of such Bailee, a description of the inventory and equipment in such Bailee's possession and the location of such inventory and equipment (if none, please so state).

4.   Extraordinary Transactions. Except for those purchases, mergers, acquisitions, consolidations, and other transactions described on Schedule 4 attached hereto, all of the Collateral has been originated by each Loan Party in the ordinary course of business or consists of goods which have been acquired by such Loan Party in the ordinary course of business from a person in the business of selling goods of that kind.

5.   File Search Reports. Agent has obtained (and attached hereto as Schedule 5 is a true and accurate summary of) certified file search reports from (a) the Uniform Commercial Code and PPSA filing offices (i) in each jurisdiction of formation identified in Section 1(a) and (ii) in each other jurisdiction requested by Agent. A true copy of each financing statement, including judgment and tax liens, bankruptcy and pending lawsuits, or other filing identified in such file search reports has been delivered to Agent.

6.   UCC and PPSA Filings. The financing statements or similar filings (duly authorized by each Loan Party constituting the debtor therein), including the indications of the collateral, attached as Schedule 6, relating to the applicable Security Agreement, are in the appropriate forms for filing in the filing offices in the jurisdictions identified in Schedule 6 hereof.

7.   Schedule of Filings. Attached hereto as Schedule 7 is a schedule of (i) the appropriate filing offices for the financing statements and similar filings attached hereto as Schedule 6 and (ii) the appropriate filing offices for the filings described in Schedule 11(c) and (iii) any other actions required to create, preserve, protect and perfect the security interests in the Collateral granted, assigned or pledged to Agent pursuant to a Security Agreement or any other Loan Document. No other filings or actions are required to create, preserve, protect and perfect the security interests in the Collateral granted, assigned or pledged to Agent pursuant to the Loan Documents.

8.   Termination Statements. Attached hereto as Schedule 8 are the duly authorized termination statements in the appropriate form for filing in each applicable jurisdiction identified in Schedule 8 hereto with respect to each Lien described therein.

9.   Stock Ownership and Other Equity Interests. Attached hereto as Schedule 9(a) is a true and correct list of each of all of the authorized, and the issued and outstanding, Equity Interests of each Loan Party and its Subsidiaries and the record and beneficial owners of such Equity Interests. Also set forth on Schedule 9(a) is each equity investment of each Loan Party that represents 50% or less of the equity of the entity in which such investment was made. Attached hereto as Schedule 9(b) is a true and correct organizational chart of Pac-Van and its Subsidiaries.

10.   Instruments and Chattel Paper. Attached hereto as Schedule 10 is a true and correct list of all promissory notes, instruments (other than checks to be deposited in the ordinary course of business), tangible chattel paper, electronic chattel paper and other evidence of Indebtedness held by each Loan Party as of the Effective Date, having an aggregate value or face amount in excess of $250,000, including all intercompany notes to which any Loan Party is party.

11.   Intellectual Property.

(a)   Schedule 11(a) provides a complete and correct list of all registered Copyrights (as defined in the applicable Security Agreement) owned by any Loan Party, all applications for registration of Copyrights owned by any Loan Party, and all other Copyrights owned by any Loan Party and material to the conduct of the business of any Loan Party. Schedule 11(a) provides a complete and correct list of all Patents (as defined in the applicable Security Agreement) owned by any Loan Party and all applications for Patents owned by any Loan Party. Schedule 11(a) provides a complete and correct list of all registered Trademarks (as defined in the applicable Security Agreement) owned by any Loan Party, all applications for registration of Trademarks owned by any Loan Party, and all other Trademarks owned by any Loan Party and material to the conduct of the business of any Loan Party.

(b)   Schedule 11(b) provides a complete and correct list of all Intellectual Property Licenses (as defined in the applicable Security Agreement) entered into by any Loan Party pursuant to which (i) any Loan Party has provided any license or other rights in Intellectual Property (as defined in the applicable Security Agreement) owned or controlled by such Loan Party to any other Person (other than non-exclusive software licenses granted in the ordinary course of business) or (ii) any Person has granted to any Loan Party any license or other rights in Intellectual Property owned or controlled by such Person that is material to the business of such Loan Party, including any Intellectual Property that is incorporated in any Inventory, software, or other product marketed, sold, licensed, or distributed by such Loan Party;

(c)   Attached hereto as <u>Schedule 11(c)</u> in proper form for filing with the applicable filing offices are the filings necessary to preserve, protect, and perfect the security interests in the Trademarks, Patents, Copyrights, and Intellectual Property Licenses set forth on <u>Schedule 11(a)</u> and <u>Schedule 11(b)</u>, including duly signed copies of each Patent Security Agreement, Trademark Security Agreement, and the Copyright Security Agreement (each as defined in the applicable Security Agreement), as applicable.

12.   <u>Commercial Tort Claims</u>. Attached hereto as <u>Schedule 12</u> is a true and correct list of all commercial tort claims that exceed $250,000 held by each Loan Party, including a brief description thereof.

13.   <u>Deposit Accounts and Securities Accounts</u>. Attached hereto as <u>Schedule 13</u> is a true and complete list of all Deposit Accounts and Securities Accounts maintained by each Loan Party, including the name of each institution where each such account is held, the name of each such account and the name of each entity that holds each account.

14.   <u>Letter-of-Credit Rights</u>. Attached hereto as <u>Schedule 14</u> is a true and correct list of all letters of credit issued in favor of any Loan Party, as beneficiary thereunder, having an aggregate value or face amount in excess of $250,000.

15.   <u>Certificated Units</u>. Attached hereto as <u>Schedule 15</u> is a true and correct list of all Certificated Units and the owner and approximate fair market value of such Certificated Units.

16.   <u>Other Assets</u>: A Loan Party owns the following kinds of assets:

Aircraft: Yes ____   No __x__

Vessels, boats or ships: Yes ____   No __x__

Railroad rolling stock: Yes ____   No __x__

If the answer is yes to any of these other types of assets, please describe on <u>Schedule 16</u>.

[Signature pages to follow.]

IN WITNESS WHEREOF, the undersigned has signed this Perfection Certificate as of the Effective Date.

Christopher A. Wilson (signature)

_____

Name: Christopher A. Wilson
Title: Secretary
        of Lone Star Tank Rental Inc.,
        a Delaware corporation

SCHEDULE 1(a)

Legal Names, Etc.

Legal Name	Type of Entity	Registered Organization (Yes/No)	Organizational Number	Federal Taxpayer Identification Number	Jurisdiction of Formation
Lone Star Tank Rental Inc.	corporation	Yes	5462460	46-4470216	Delaware

SCHEDULE 1(b)

Prior Names

Loan Party/Subsidiary	Prior Name	Date of Change
None		

SCHEDULE 1(c)

Changes in Corporate Identity; Other Names

Loan Party/Subsidiary	Name of Entity	Action	Date of Action	State of Formation	List of All Other Names Used on Any Filings with the Internal Revenue Service During Past Five Years
Lone Star Tank Rental Inc.	Lone Star Tank Rental Inc.	Change of corporate name	February 7, 2014	DE	None.
Lone Star Tank Rental Inc.	Lone Star Tank Rental Inc.	"Lone Star Liquid Tank Rental Inc." was adopted as a fictitious business name when the corporation was admitted to Texas on February 28, 2014.	February 28, 2014	DE	None.
Lone Star Tank Rental, Inc.	Lone Star Tank Rental Inc.	"Lone Star Tank Rental" was adopted as a fictitious business name on May 6, 2014.	May 6, 2014	DE	None.
Lone Star Tank Rental, Inc.	Lone Star Tank Rental Inc.	"KHM Rentals" was adopted as a fictitious business name on May 6, 2014. .	May 6, 2014	DE	None.

SCHEDULE 2

Chief Executive Offices

Loan Party/Subsidiary	Address	County	State
Lone Star Tank Rental Inc.	1803 Howard Road, Ste 200 Waxahachie, TX 75165	Ellis	Texas

SCHEDULE 3(a)

Real Property

Please see attached Schedule 3(a).

Entity of Record	Common Name and Address	Owned, Leased or Other Interest	Landlord / Owner if Leased or Other Interest	Description of Lease or Other Documents Evidencing Interest	Purpose/ Use	Improve- ments Located on Real Property	Encumbered or to be Encumbered by Mortgage	Filing Office for Mortgage	Option to Purchase/Right of First Refusal

SCHEDULE 3(A) - Real Property

Entity of Record	Common Name and Address				Owned, Leased or Other Interest	Landlord / Owner if Leased or Other Interest	Description of Lease or Other Documents Evidencing Interest	Purpose/Use	Improvements Located on Real Property	Encumbered or to be Encumbered by Mortgage	Filing Office for Mortgage	Option to Purchase/Right of First Refusal
Lone Star Tank Rental Inc.	14949 FM 1144	Coy City	Texas	78118	Leased	Wayne Hierholzer	Assignment and Assumption of Lease	Operations and storage of equipment	Yes	No	N/A	No
Lone Star Tank Rental Inc.	371 Private Road 1121	Kenedy	Texas	78118	Leased	KHM Rentals, LLC	Lease Agreement	Operations and storage of equipment	Yes	No	N/A	No
Lone Star Tank Rental Inc.	6526 Vest Road	Carlsbad	New Mexico	88220	Leased	Complete Energy Services Inc.	Commercial Lease Agreement	Operations and storage of equipment	Yes	No	N/A	No
Lone Star Tank Rental Inc.	2512 West Highway 302 and 303 Alma Street	Kermit Goldsmith	Texas Texas	79745 79741	Leased	HMS Rentals, LP (fka Lone Star Tank Rental L.P.)	Lease Agreement	Operations and storage of equipment	Yes	No	N/A	No
Lone Star Tank Rental Inc.	Approx. 10 acres at Sec. 82, Blk 33 H&TC RR	Mentone	Texas		Leased	Wolf Energy, Inc.	Letter Agreement	Operations and storage of equipment	Yes	No	N/A	No
Lone Star Tank Rental Inc.	1120 East Taylor Avenue	Midland	Texas	79701	Leased	Dave Tomlin Sr.		Operations and storage of equipment	Yes	No	N/A	No
Lone Star Tank Rental Inc.	12309 ECR 89	Midland	Texas	79706	Leased	TRB Oilfield Leasing	Commercial Lease	Operations and storage of equipment	Yes	No	N/A	No
Lone Star Tank Rental Inc.	1803 Howard Road	Waxahachie	Texas	75165	Leased	Southern Frac, LLC	Sublease Agreement	Operations and storage of equipment	Yes	No	N/A	No

SCHEDULE 3(a)

Real Property (cont.)

Loan Party Held Landlord / Grantor Interests; Required Consents

(A) <u>Leases, Subleases, Tenancies, Franchise Agreements, Licenses or Other Occupancy Agreements Pursuant to which any Loan Party holds Landlord's / Grantor's Interest</u>

None.

(B) <u>Landlord's / Tenant's Consent Required</u>

None.

SCHEDULE 3(b)

Bailees

None.

SCHEDULE 4

Transactions Other Than in the Ordinary Course of Business

None.

Loan Party/Subsidiary	Description of Transaction (including parties thereto)	Date of Transaction

SCHEDULE 5

Certified File Search Reports

Loan Party/Subsidiary	Search Report dated	Prepared by	Jurisdiction

See attached.

SCHEDULE 6

Copy of Financing Statements to be Filed

See attached.

SCHEDULE 7

Filings/Filing Offices

Type of Filing	Entity	Applicable Collateral Document [Mortgage, Security Agreement or Other]	Jurisdictions
UCC Financing Statement Delaware Secretary of State	Lone Star Tank Rental Inc.	Credit Agreement and Guaranty and Security Agreement	Delaware
Trademark Assignment regarding "Lone Star Tank Rental Inc." trademark registration number 5071151	Lone Star Tank Rental Inc.	Trademark Security Agreement	U.S. Patent & Trademark Office

SCHEDULE 8

Termination Statement Filings

Debtor	Jurisdiction	Secured Party	Type of Collateral	Original Filing File Date	Original Filing File Number

SCHEDULE 9(a)

Equity Interests of Loan Parties and Subsidiaries; Other Equity Interests

Current Legal Entities Owned	Record Owner	Certificate No.	No. Shares/Interest	Percent Pledged
Lone Star Tank Rental Inc.	GFN North America Corp.	1	1,000	100%

SCHEDULE 9(b)

Organizational Chart


General Finance Corporation[1]
GFN North America Leasing Corporation[1]
GFN North America Corp.[1]
Pac-Van, Inc.[2]
PV Acquisition Corp.[3]

LEGEND
1 – Delaware corporation
2 – Indiana corporation
3 – Alberta corporation

Revised October 1, 2019

SCHEDULE 10

Instruments and Chattel Paper

1. Promissory Notes:

    None.

Entity	Principal Amount	Date of Issuance	Interest Rate	Maturity Date

2. Chattel Paper:

    None.

SCHEDULE 11(a)

Copyrights, Patents and Trademarks

UNITED STATES COPYRIGHTS:

Registrations:

OWNER	TITLE	REGISTRATION NUMBER
Lone Star Tank Rental Inc.	Master Lease Agreement	TXU001908188

Applications: **None.**

OWNER	APPLICATION NUMBER

OTHER COPYRIGHTS: **None.**

Registrations:

OWNER	COUNTRY/STATE	TITLE	REGISTRATION NUMBER

Applications:

OWNER	COUNTRY/STATE	APPLICATION NUMBER

Copyrights, Patents and Trademarks (cont.)

UNITED STATES PATENTS: **None.**

Registrations:

OWNER	REGISTRATION NUMBER	DESCRIPTION

Applications:

OWNER	APPLICATION NUMBER	DESCRIPTION

OTHER PATENTS: **None.**

Registrations:

OWNER	REGISTRATION NUMBER	COUNTRY/STATE	DESCRIPTION

Applications:

OWNER	APPLICATION NUMBER	COUNTRY/STATE	DESCRIPTION

SCHEDULE 11(a)

Copyrights, Patents and Trademarks (cont.)

UNITED STATES TRADEMARKS:

Registrations:

OWNER	REGISTRATION NUMBER	TRADEMARK
Lone Star Tank Rental Inc.	**5071151**	**Lone Star Tank Rental Inc. (stylized logo)**

Applications: **None.**

OWNER	APPLICATION NUMBER	TRADEMARK

OTHER TRADEMARKS: **None.**

Registrations:

OWNER	REGISTRATION NUMBER	COUNTRY/STATE	TRADEMARK

Applications:

OWNER	APPLICATION NUMBER	COUNTRY/STATE	TRADEMARK

SCHEDULE 11(b)

Intellectual Property Licenses

LICENSEE	LICENSOR	COUNTRY/STATE	REGISTRATION/ APPLICATION NUMBER, IF ANY	DESCRIPTION

None.

SCHEDULE 11(c)

Intellectual Property Filings

See attached.

SCHEDULE 12

Commercial Tort Claims

None.

Claimant	Defendant	Principal Amount	Description of Claim

Deposit Accounts and Securities Accounts

Owner	Type of Account	Bank or Intermediary	Account Numbers
Lone Star Tank Rental Inc.	Lockbox	Wells Fargo Bank, N.A.	███████
Lone Star Tank Rental Inc.	Operating Account	Wells Fargo Bank, N.A.	███████
Lone Star Tank Rental Inc.	Controlled Disbursement	Wells Fargo Bank, N.A.	███████

SCHEDULE 14

Letter of Credit Rights

None.

SCHEDULE 15

Certificated Units

See attached Schedule 15.

CMV(X)/NonCMV	Power Unit .	Yr	Mfg	VIN .	Type	In Fleet
X Cont	CP10	18	Ford	1FD8W3HT7JEC56525	PKUP C/Dually	9/21/2018
X Cont	CP11	18	Ford	1FD8W3HT7JEC26521	PKUP C/Dually	3/12/2019
X Cont	CP12	18	Ford	1FD8W3HT7JEC26523	PKUP C/Dually	3/12/2019
X Cont	CP7	13	Dodge	3C7WRTCL0DG533669	PKUP C/Dually	4/7/2014
X Cont	CP9	15	Ford	1FT8W3DTXFEA75226	PKUP C/Dually	7/21/2014
unassigned	P1250(P50)	12	Ford	1FT7X2B67CED07003	PKUP 4x4	4/7/2014
unassigned	P1304KT(P4)	13	Ford	1FTFW1EF4DKE87158	PKUP 4x4	4/7/2014
Stan H	P1307	13	Ford	1FTFX1CF6DFA73873	PKUP SWD150	4/7/2014
un assigned	P1308	13	Ford	1FTFW1ET2DFC42275	PKUP SWD150	5/8/2014
un-assigned	P1402	14	Ford	1FTFW1EF7EKE20510	PKUP SWD150	6/10/2014
un-assigned	P1403	14	Ford	1FTFW1EF9EKE31458	PKUP SWD150	6/10/2014
Robert Q	P1404	14	Ford	1FTFW1EFXEKE89952	PKUP SWD 150	12/17/2014
Spill Controll	P1405	14	Ford	1FTMF1CM0EKG04387	PKUP SWD 150	11/26/2014
Jaime L.	P1701	17	Ford	1FTEW1EF6HKD81327	Pick-up SWD 4x4	8/28/2017
unassigned	P1702	17	Ford	1FTEW1EFXHKC53463	Pick-up SWD 4x4	10/18/2017
un-assigned	P1703	17	Ford	1FTEW1EF0HKC97441	Pick-Up SWD 4x4	10/18/2017
Israel G.	P1704	17	Ford	1FTEW1EF3HKC97269	Pick-Up SWD 4x4	10/18/2017
Scott P.	P1705	17	Ford	1FTEW1EF6HKE15671	PKUP SWD 150	10/18/2017
Roy W.	P1901	19	Ford	1FTEW1E5XKKE78237	Pick-Up SWD 4x4	9/24/2019
Manual M.	P1902	19	Ford	1FTEW1E52KKD96244	Pick-Up SWD 4x4	9/24/2019
Anthony	ST2 (P1406)	14	Ford	1FT7W2A63EEB63490	PKUP Ser Trk 250	5/14/2014
un-assigned non-CMV	ST3	17	Ford	1FD8W3HT4HED84666	F-350 Ser Trk	10/18/2017
Mario S.	ST4 (ST1401)	14	Ford	1FTBF2A63EEB62012	PKUP Ser Trk	5/14/2014
Louis R.	ST6	17	Ford	1FD8W3HT0HEE56415	F-350 Ser Truck	10/18/2017
un-assigned non-CMV Ser Trk	ST8	18	Ford	1FD8W3HT2JEC39325	F-350 Ser Trk	9/1/2018
Fermin	ST9	19	Ford	1FD7W2BT5KEF94179	F250 Ser Truck	1/7/2020
X	VA41	12	Peterbilt	1XPTDP9X1CD136353	Vac Tractor	4/7/2014
X spill Control	VC23	13	Kenworth	1NKDX4EX9DJ339803	Vac Trk	4/7/2014
X spill Control	VC24	15	Peterbilt	2NP3LJ0XXFM278139	Vac Trk	11/18/2014
X	WT10	12	Peterbilt	1NPTL40X7CD162738	W/Tractor	4/7/2014
X not reg in yard	WT11KN	13	Peterbilt	1XPTD49X0DD163429	W/Tractor	4/7/2014
X not reg in yard	WT11KT	7	Mack	1M2AJ07C47N010136	W/Tractor	4/7/2014
X not reg in yard	WT14KN	13	Peterbilt	1XPTD49X0DD163432	W/Tractor	4/7/2014
X	WT15	13	Peterbilt	1XPWD49XXDD187847	W/Tractor	4/7/2014
X not reg in yard	WT17KT	11	Kenworth	1NKDL40X1BJ285476	W/Tractor	4/7/2014
X	WT19KN	14	Peterbilt	1XPWD49X9ED219737	W/Tractor	4/7/2014
X	WT19KT	12	Kenworth	1NKDL40X3CJ308659	W/Tractor	4/7/2014

CMV(X)/NonCMV	Power Unit .	Yr	Mfg	VIN .	Type	In Fleet
X	WT20KN	14	Peterbilt	1XPWD49X7ED219736	W/Tractor	4/7/2014
X	WT22KT	12	Peterbilt	1NPTL40X9CD151451	W/Tractor	4/7/2014
X	WT23	13	Kenworth	1NKDL40XXDJ336332	W/Tractor	4/7/2014
X	WT24	13	Kenworth	1NKDL40X1DJ336333	W/Tractor	4/7/2014
X	WT25	12	Peterbilt	1NPTL40X5CD162737	W/Tractor	4/7/2014
X	WT26	13	Peterbilt	1XPWD49XXDD187850	W/Tractor	4/7/2014
X	WT27	14	Peterbilt	1XPWD49X5ED236955	W/Tractor	4/7/2014
X	WT28	14	Peterbilt	1XPWD49X0ED236958	W/Tractor	5/8/2014
X	WT29	14	Peterbilt	1XPWD49X7ED236956	W/Tractor	6/3/2014
X	WT30	15	Peterbilt	1XPXD49X9FD275070	W/Tractor	7/15/2014
X	WT31	15	Peterbilt	1XPXD49X0FD275068	W/Tractor	7/15/2014
X	WT32	15	Peterbilt	1XPXD49X9FD275067	W/Tractor	7/29/2014
X	WT33	15	Peterbilt	1XPXD49X5FD275065	W/Tractor	7/29/2014
X	WT34	15	Peterbilt	1XPXD49X2FD275069	W/Tractor	8/15/2014
X	WT36	15	Peterbilt	1XPXD49X7FD275066	W/Tractor	8/15/2014
X	WT37	12	Kenworth	1NKDL40X2CJ308314	W/Tractor	9/25/2014
X	WT39	15	Peterbilt	1XPXD49X8FD259989	W/Tractor	10/6/2014
X	WT40	15	Peterbilt	1XPXD49X3FD282063	W/Tractor	12/22/2014
X	WT41	15	Peterbilt	1XPXD49X5FD282064	W/Tractor	12/22/2014
X	WT43 (WT18KN)	13	Peterbilt	1XPWD49X1DD187848	W/Tractor	4/7/2014
X	WT44(WT17KN)	13	Peterbilt	1XPWD49X8DD187846	W/Tractor	4/7/2014
X	WT46	15	Peterbilt	1XPTD49X1FD282156	W/Tractor	10/11/2017
X	WT47 (WT21KN)	14	Peterbilt	1XPWD49X3ED219734	W/Tractor	4/7/2014
X	WT48	19	Peterbilt	1XPXD49XXKD612582	W/Tractor	11/6/2018
X	WT49	19	Peterbilt	1XPTD49X2KD612168	W/Tractor	11/6/2018
X	WT50	19	Petrbilt	1XPTD49X0KD612167	W/Tractor	11/6/2018
X	WT7 (WT7KN)	12	Kenworth	1NKDL40X3CJ296402	W/Tractor	10/19/2018
X reg not renewed title issue	WT9	13	Kenworth	1NKDL40X3DJ336334	W/Tractor	10/19/2018 temp permit only

Trlr .	CMV(X)/NonCMV	Description	Yr	Mfg	VIN./Serial .	In Fleet	
CO1	not on rd	Cooling Trailer	14	Tiger	5UTBU1624EM001955	4/7/2014	
CT14	X Insp CMV NM	CT Flat Bed 2 axle gooseneck 24	18	Texoma	50FT2C926JA731189	8/18/2018	
CT15	X Insp CMV NM	CT Flat Bed 2 axle gooseneck 24	18	Texoma	50FT2C927JA731279	8/27/2018	
CT16	X Regular Insp KN	CT Flat Bed 2 axle gooseneck 24	18	Texoma	50FT2C922JA731304	9/3/2018	
CT17	X Insp CMV NM	CT Flat Bed 2 axle gooseneck 24	18	Texoma	50FT2C921JA731374	9/26/2018	
CT18	X Insp CMV NM	CT Flat Bed 2 axle gooseneck 24	19	Texoma	50FT1C922KA730352	1/7/2019	
CT2	X	CT Flat Bed 2 axle gooseneck 40	12	Tx Bragg	17XFG4028C1025417	4/7/2014	
CT3	X	CT Flat Bed 2 axle gooseneck 40	8	Mammoth	1M9GU2468M799424	4/7/2014	
CT5	nonCMV	CT bumper pull 20	13	Top Hat	4R7BU202XDT125377	4/7/2014	
CT6	nonCMV	CT Flat Bed 2 axle gooseneck 24	13	Top Hat	4R7602421DT127353	4/7/2014	
CT9	nonCMV	Bumper pull cont trailer	14	Top Hat	4R7BU2026ET133106	5/27/2014	
PWT1	not on rd	Bumper pull power wash trailer enclosed	12	Carry on Cargo	4YMCL2027CT019906	4/7/2014	
PWT2	nonCMV	Bumper pull power wash trailer was cont trailer CT8	13	Big Tex	16VCX2021D2E87829	6/9/2014	
PWT3	nonCMV not reg	Bumper pull pwer wash trailer		Big Tex	16VNX1224L2011618		unknown temp reg only
RT1	X	Roll Tail Trailer	13	Fontaine	13N24820XD1562461	4/7/2014	
RT10	X	Roll Tail Trailer	91	TRMO	1PTF73TK2M9008896	4/7/2014	
RT11	X	Roll Tail Trailer	7	Aztec	1A9BR1B647M362099	4/7/2014	
RT12	X	Roll Tail Trailer	7	WATC	1W9GC32227D148002	4/7/2014	
RT14	X	Roll Tail Trailer	10	Overland	1Z9203520A1258241	4/7/2014	
RT15	X	Roll Tail Trailer	81	Holden	HLB362250920	4/7/2014	
RT16	X	Roll Tail Trailer	10	Overland	1Z9203520A1258286	4/7/2014	
RT17	X	Roll Tail Trailer	11	Overland	1Z9203526B1258360	4/7/2014	
RT18	X	Roll Tail Trailer	11	Overland	1Z9203523B1258459	4/7/2014	
RT19	X	Roll Tail Trailer	11	Overland	1Z9203521B1258458	4/7/2014	
RT2	X	Roll Tail Trailer	13	Fontaine	13N248203D1562463	4/7/2014	
RT20	X	Roll Tail Trailer	13	Felling	5FTSA412XD1041822	4/7/2014	
RT21	X	Roll Tail Trailer	13	Felling	5FTSA4121D1041823	4/7/2014	
RT3	X	Roll Tail Trailer	13	Fontaine	13N248201D1562462	4/7/2014	
RT4	X	Roll Tail Trailer	13	Fontaine	13N248205D1562464	4/7/2014	
RT5KT	X	Roll Tail Trailer	80	Aztec	6067 incomplete VIN#	4/7/2014	
RT6KN	X	Roll Tail Trailer	4	Overbilt	1Z9LF402440058683	4/7/2014	
RT6KT	X	Roll Tail Trailer	81	Holden	HLB422251185	4/7/2014	
RT7	X	Roll Tail Trailer	87	Holden	12HLB3820HS252213	4/7/2014	
RT8	X	Roll Tail Trailer	81	Aztec	8696	4/7/2014	
RT9 (RT5KN)	X	Roll Tail Trailer	8	Clark	1CD2L45218A009670	4/7/2014	
TT1	nonCMV	Travel Trailer 2009 Gulf Enns	9	Gulf	1NL1GT12491097624	3/2/2018	

Trlr .	CMV(X)/NonCMV	Description	Yr	Mfg	VIN./Serial .	In Fleet
TT2	nonCMV	Travel Trailer 2003 Sunny Brook	3	Sunny Brook	4UBBSOM2331R36279	8/13/2018
TV1	X	Trailer Vacuum	8	Dragon	1UNST42218L063834	4/7/2014
TV41	X	Trailer Vacuum	8	Dragon	1UNST422X8L063833	4/7/2014
WDT1	nonCMV	Welding Trailer	14	Cen Tex	5RHCT1216EH002269	4/5/2019
WT1	X	Water Transport 5460 gals	13	Dragon	1UNST4223DL114860	4/7/2014

SCHEDULE 16

Other Assets

None.

PERFECTION CERTIFICATE

Reference is hereby made to (a) that certain Amended and Restated Credit Agreement dated as of April 7, 2014 as amended by that certain Amendment No. 11 (as amended, restated, supplemented, or otherwise modified from time to time, the "Credit Agreement"), by and among PAC-VAN, INC., an Indiana corporation ("Pac-Van"); LONE STAR TANK RENTAL INC., a Delaware corporation ("Lone Star"); effective as of the Amendment No. 2 Effective Date); effective as of the Amendment No. 4 Effective Date, SOUTHERN FRAC, LLC, a Texas limited liability company ("Southern Frac"); and the Affiliates of Pac-Van, Lone Star and Southern Frac that may become a party hereto from time to time (such Subsidiaries, together with Pac-Van, Lone Star and Southern Frac, are referred to hereinafter each individually as a "Borrower", and individually and collectively, jointly and severally, as the "Borrowers"), the lenders party thereto as "Lenders" (each of such Lenders, together with its successors and permitted assigns, is referred to hereinafter as a "Lender"), and WELLS FARGO BANK, NATIONAL ASSOCIATION, a national banking association ("Wells Fargo"), in its capacity as administrative agent for each member of the Lender Group and the Bank Product Providers (in such capacity, together with its successors and assigns in such capacity, "Agent"); (b) that certain Guaranty and Security Agreement dated as of September 7, 2012 (as amended, restated, supplemented, or otherwise modified from time to time, the "Guaranty and Security Agreement") by and among Borrowers, the Subsidiaries of Pac-Van party thereto as "Grantors" and Agent; and (c) that certain Canadian Guaranty and Security Agreement dated as of September 7, 2012 (as amended, restated, supplemented, or otherwise modified from time to time, the "Canadian Security Agreement" and, together with the Guaranty and Security Agreement, each a "Security Agreement").

All initially capitalized terms used herein without definition shall have the meanings ascribed thereto in the Credit Agreement. Any terms (whether capitalized or lower case) used in this Perfection Certificate that are defined in the Code shall be construed and defined as set forth in the Code unless otherwise defined herein or in the Credit Agreement; provided that to the extent that the Code is used to define any term used herein and if such term is defined differently in different Articles of the Code, the definition of such term contained in Article 9 of the Code shall govern. As used herein, the term "Loan Parties" shall mean the "Loan Parties" as that term is defined in the Credit Agreement and "Code" shall mean the "Code" as that term is defined in the Guaranty and Security Agreement.

Each of the undersigned hereby certifies (in that person's capacity as an officer of GFN Manufacturing Corporation, the manager of Southern Frac, the applicable Loan Party and not in that person's individual capacity) to Agent and each of the other members of the Lender Group and the Bank Product Providers as follows as of December 14, 2020 (the "Effective Date"):

1. Names.

    (a) The exact legal name of each Loan Party, as such name appears in its certified certificate of incorporation, articles of incorporation, certificate of formation, or any other organizational document, is set forth in Schedule 1(a). Each Loan Party is (i) the type of entity disclosed next to its name in Schedule 1(a) and (ii) a registered organization except to the extent disclosed in Schedule 1(a). Also set forth in Schedule 1(a) is the organizational identification number, if any, of each Loan Party that is a registered organization, the Federal Taxpayer Identification Number of each Loan Party and the jurisdiction of formation of each Loan Party. Each Loan Party has qualified to do business in the states and provinces listed on Schedule 1(a).

(b)   Set forth in Schedule 1(b) hereto is a list of any other legal names each Loan Party has had in the past five years, together with the date of the relevant name change.

(c)   Set forth in Schedule 1(c) is a list of all other names used by each Loan Party in connection with any business or organization to which such Loan Party became the successor by merger, consolidation, acquisition, change in form, nature or jurisdiction of organization or otherwise or on any filings with the Internal Revenue Service, in each case, at any time in the past five years. Except as set forth in Schedule 1(c), no Loan Party has changed its jurisdiction of organization at any time during the past four months.

2.   Chief Executive Offices. The chief executive office of each Loan Party is located at the address set forth in Schedule 2 hereto.

3.   Real Property.

(a)   Attached hereto as Schedule 3(a) is a list of all (i) Real Property of each Loan Party; (ii) common names, addresses and uses of each parcel of Real Property (stating improvements located thereon); and (iii) other information relating thereto required by such Schedule. Except as described on Schedule 3(a) attached hereto: (A) no Loan Party has entered into any leases, subleases, tenancies, franchise agreements, licenses or other occupancy arrangements as owner, lessor, sublessor, licensor, franchisor or grantor with respect to any of the real property described on Schedule 3(a) and (B) no Loan Party has any leases which require the consent of the landlord, tenant, or other party thereto to the transactions contemplated by the Loan Documents.

(b)   Schedule 3(b) sets forth all third parties ("Bailees") with possession of any Collateral (including inventory and equipment) of the Loan Parties, including the name and address of such Bailee, a description of the inventory and equipment in such Bailee's possession and the location of such inventory and equipment (if none, please so state).

4.   Extraordinary Transactions. Except for those purchases, mergers, acquisitions, consolidations, and other transactions described on Schedule 4 attached hereto, all of the Collateral has been originated by each Loan Party in the ordinary course of business or consists of goods which have been acquired by such Loan Party in the ordinary course of business from a person in the business of selling goods of that kind.

5.   File Search Reports. Agent has obtained (and attached hereto as Schedule 5 is a true and accurate summary of) certified file search reports from (a) the Uniform Commercial Code and PPSA filing offices (i) in each jurisdiction of formation identified in Section 1(a) and (ii) in each other jurisdiction requested by Agent. A true copy of each financing statement, including judgment and tax liens, bankruptcy and pending lawsuits, or other filing identified in such file search reports has been delivered to Agent.

6.   UCC and PPSA Filings. The financing statements or similar filings (duly authorized by each Loan Party constituting the debtor therein), including the indications of the collateral, attached as Schedule 6, relating to the applicable Security Agreement, are in the appropriate forms for filing in the filing offices in the jurisdictions identified in Schedule 6 hereof.

7.   Schedule of Filings. Attached hereto as Schedule 7 is a schedule of (i) the appropriate filing offices for the financing statements and similar filings attached hereto as Schedule 6 and (ii) the appropriate filing offices for the filings described in Schedule 11(c) and (iii) any other actions required to create, preserve, protect and perfect the security interests in the Collateral granted, assigned or pledged to Agent pursuant to a Security Agreement or any other Loan Document. No other filings or actions are required to create, preserve, protect and perfect the security interests in the Collateral granted, assigned or pledged to Agent pursuant to the Loan Documents.

8.   Termination Statements. Attached hereto as Schedule 8 are the duly authorized termination statements in the appropriate form for filing in each applicable jurisdiction identified in Schedule 8 hereto with respect to each Lien described therein.

9.   Stock Ownership and Other Equity Interests. Attached hereto as Schedule 9(a) is a true and correct list of each of all of the authorized, and the issued and outstanding, Equity Interests of each Loan Party and its Subsidiaries and the record and beneficial owners of such Equity Interests. Also set forth on Schedule 9(a) is each equity investment of each Loan Party that represents 50% or less of the equity of the entity in which such investment was made. Attached hereto as Schedule 9(b) is a true and correct organizational chart of Pac-Van and its Subsidiaries.

10.   Instruments and Chattel Paper. Attached hereto as Schedule 10 is a true and correct list of all promissory notes, instruments (other than checks to be deposited in the ordinary course of business), tangible chattel paper, electronic chattel paper and other evidence of Indebtedness held by each Loan Party as of the Effective Date, having an aggregate value or face amount in excess of $250,000, including all intercompany notes to which any Loan Party is party.

11.   Intellectual Property.

(a)   Schedule 11(a) provides a complete and correct list of all registered Copyrights (as defined in the applicable Security Agreement) owned by any Loan Party, all applications for registration of Copyrights owned by any Loan Party, and all other Copyrights owned by any Loan Party and material to the conduct of the business of any Loan Party. Schedule 11(a) provides a complete and correct list of all Patents (as defined in the applicable Security Agreement) owned by any Loan Party and all applications for Patents owned by any Loan Party. Schedule 11(a) provides a complete and correct list of all registered Trademarks (as defined in the applicable Security Agreement) owned by any Loan Party, all applications for registration of Trademarks owned by any Loan Party, and all other Trademarks owned by any Loan Party and material to the conduct of the business of any Loan Party.

(b)   Schedule 11(b) provides a complete and correct list of all Intellectual Property Licenses (as defined in the applicable Security Agreement) entered into by any Loan Party pursuant to which (i) any Loan Party has provided any license or other rights in Intellectual Property (as defined in the applicable Security Agreement) owned or controlled by such Loan Party to any other Person (other than non-exclusive software licenses granted in the ordinary course of business) or (ii) any Person has granted to any Loan Party any license or other rights in Intellectual Property owned or controlled by such Person that is material to the business of such Loan Party, including any Intellectual Property that is incorporated in any Inventory, software, or other product marketed, sold, licensed, or distributed by such Loan Party;

(c)   Attached hereto as <u>Schedule 11(c)</u> in proper form for filing with the applicable filing offices are the filings necessary to preserve, protect, and perfect the security interests in the Trademarks, Patents, Copyrights, and Intellectual Property Licenses set forth on <u>Schedule 11(a)</u> and <u>Schedule 11(b)</u>, including duly signed copies of each Patent Security Agreement, Trademark Security Agreement, and the Copyright Security Agreement (each as defined in the applicable Security Agreement), as applicable.

12.   <u>Commercial Tort Claims</u>. Attached hereto as <u>Schedule 12</u> is a true and correct list of all commercial tort claims that exceed $250,000 held by each Loan Party, including a brief description thereof.

13.   <u>Deposit Accounts and Securities Accounts</u>. Attached hereto as <u>Schedule 13</u> is a true and complete list of all Deposit Accounts and Securities Accounts maintained by each Loan Party, including the name of each institution where each such account is held, the name of each such account and the name of each entity that holds each account.

14.   <u>Letter-of-Credit Rights</u>. Attached hereto as <u>Schedule 14</u> is a true and correct list of all letters of credit issued in favor of any Loan Party, as beneficiary thereunder, having an aggregate value or face amount in excess of $250,000.

15.   <u>Certificated Units</u>. Attached hereto as <u>Schedule 15</u> is a true and correct list of all Certificated Units and the owner and approximate fair market value of such Certificated Units.

16.   <u>Other Assets</u>: A Loan Party owns the following kinds of assets:

Aircraft: Yes _____ No __x__

Vessels, boats or ships: Yes _____ No __x__

Railroad rolling stock: Yes _____ No __x__

If the answer is yes to any of these other types of assets, please describe on <u>Schedule 16</u>.

[Signature pages to follow.]

4

IN WITNESS WHEREOF, the undersigned has signed this Perfection Certificate as of the Effective Date.

SOUTHERN FRAC, LLC

By: GFN Manufacturing Corporation
          Its Manager

By: _____
Name: Christopher A. Wilson
Title: Secretary

SCHEDULE 1(a)

Legal Names, Etc.

Legal Name	Type of Entity	Registered Organization (Yes/No)	Organizational Number	Federal Taxpayer Identification Number	Jurisdiction of Formation
Southern Frac, LLC	limited liability company	Yes	0801373377	27-4636003	Texas

SCHEDULE 1(b)

Prior Names

Loan Party/Subsidiary	Prior Name	Date of Change
None		

SCHEDULE 1(c)

Changes in Corporate Identity; Other Names

Loan Party/Subsidiary	Name of Entity	Action	Date of Action	State of Formation	List of All Other Names Used on Any Filings with the Internal Revenue Service During Past Five Years
Southern Frac, LLC	Southern Frac, LLC	Fictitious Business Name Statement of "Southern Fabrication International" was adopted on May 18, 2015.	May 18, 2015	Texas	None
Southern Frac, LLC	Southern Frac, LLC	Fictitious Business Name Statement of "Southern Fabrication Specialties" was adopted on May 18, 2015.	May 18, 2015	Texas	None

SCHEDULE 2

Chief Executive Offices

Loan Party/Subsidiary	Address	County	State
Southern Frac, LLC	1805 Howard Road Waxahachie, TX 75165	Ellis	Texas

SCHEDULE 3(a)

Real Property

Please see attached Schedule 3(a).

Entity of Record	Common Name and Address	Owned, Leased or Other Interest	Landlord / Owner if Leased or Other Interest	Description of Lease or Other Documents Evidencing Interest	Purpose/ Use	Improve-ments Located on Real Property	Encumbered or to be Encumbered by Mortgage	Filing Office for Mortgage	Option to Purchase/Right of First Refusal

SCHEDULE 3(A) - Real Property

Entity of Record	Common Name and Address				Owned, Leased or Other Interest	Landlord / Owner if Leased or Other Interest	Description of Lease or Other Documents Evidencing Interest	Purpose/Use	Improvements Located on Real Property	Encumbered or to be Encumbered by Mortgage	Filing Office for Mortgage	Option to Purchase/Right of First Refusal
Southern Frac, LLC	1803 Howard Road	Waxahachie	Texas	75165	Leased	Howard Road Industrial Park, LLC	Lease Agreement	Operations and storage of equipment	Yes	No	N/A	No
Southern Frac, LLC	1801 Howard Road	Waxahachie	Texas	75165	Leased	Howard Road Industrial Park, LLC	Lease Agreement	Operations and storage of equipment	Yes	No	N/A	No
Southern Frac, LLC	1805 Howard Road	Waxahachie	Texas	75165	Leased	GFN Realty Company, LLC	Lease Agreement	Operations and storage of equipment	Yes	No	N/A	No

SCHEDULE 3(a)

Real Property (cont.)

Loan Party Held Landlord / Grantor Interests; Required Consents

(A) <u>Leases, Subleases, Tenancies, Franchise Agreements, Licenses or Other Occupancy Agreements Pursuant to which any Loan Party holds Landlord's / Grantor's Interest</u>

None.

(B) <u>Landlord's / Tenant's Consent Required</u>

None.

SCHEDULE 3(b)

Bailees

None.

SCHEDULE 4

Transactions Other Than in the Ordinary Course of Business

None.

Loan Party/Subsidiary	Description of Transaction (including parties thereto)	Date of Transaction

SCHEDULE 5

Certified File Search Reports

Loan Party/Subsidiary	Search Report dated	Prepared by	Jurisdiction

See attached.

SCHEDULE 6

Copy of Financing Statements to be Filed

See attached.

SCHEDULE 7

Filings/Filing Offices

Type of Filing	Entity	Applicable Collateral Document [Mortgage, Security Agreement or Other]	Jurisdictions
UCC Financing Statement Texas Secretary of State	Southern Frac, LLC	Amended and Restated Credit Agreement and Guaranty and Security Agreement	Texas
Trademark Assignment United States Patent & Trademark Office	Southern Frac, LLC	Amended and Restated Credit Agreement and Guaranty and Security Agreement	U.S. Patent & Trademark Office
Patent Assignment United States Patent & Trademark Office	Southern Frac, LLC	Amended and Restated Credit Agreement and Guaranty and Security Agreement	U.S. Patent & Trademark Office

SCHEDULE 8

Termination Statement Filings

Debtor	Jurisdiction	Secured Party	Type of Collateral	Original Filing File Date	Original Filing File Number

SCHEDULE 9(a)

Equity Interests of Loan Parties and Subsidiaries; Other Equity Interests

Current Legal Entities Owned	Record Owner	Certificate No.	No. Shares/Interest	Percent Pledged
Southern Frac, LLC	GFN Manufacturing Corporation	Not applicable	90%	90%

SCHEDULE 9(b)

Organizational Chart



LEGEND
1 – Delaware corporation
2 – Texas limited liability company

Revised October 1, 2019

SCHEDULE 10

Instruments and Chattel Paper

1.   Promissory Notes:

        None.

Entity	Principal Amount	Date of Issuance	Interest Rate	Maturity Date

2.   Chattel Paper:

        None.

SCHEDULE 11(a)

Copyrights, Patents and Trademarks

UNITED STATES COPYRIGHTS: **None.**

Registrations:

OWNER	TITLE	REGISTRATION NUMBER

Applications:

OWNER	APPLICATION NUMBER

OTHER COPYRIGHTS: **None.**

Registrations:

OWNER	COUNTRY/STATE	TITLE	REGISTRATION NUMBER

Applications:

OWNER	COUNTRY/STATE	APPLICATION NUMBER

SCHEDULE 11(a)

Copyrights, Patents and Trademarks (cont.)

UNITED STATES PATENTS:

Southern Frac owns US Patent No. 9,205,883 B2 Entitled "TANK TRAILER HAVING AN ADJUSTABLE KINGPIN ASSEMBLY." The Patent and Trademark Office granted the above-identified patent on December 8, 2015.

Registrations:

OWNER	REGISTRATION NUMBER	DESCRIPTION
None.		

Applications: **None.**

OWNER	APPLICATION NUMBER	DESCRIPTION

OTHER PATENTS: **None.**

Registrations:

OWNER	REGISTRATION NUMBER	COUNTRY/STATE	DESCRIPTION

Applications:

OWNER	APPLICATION NUMBER	COUNTRY/STATE	DESCRIPTION

Copyrights, Patents and Trademarks (cont.)

UNITED STATES TRADEMARKS:

Registrations:

OWNER	REGISTRATION NUMBER	TRADEMARK
Southern Frac, LLC	4,954,734	Southern Fabrication Specialties
Southern Frac, LLC	5,112,036	Southern Frac Tank Manufacturing SF (with stylized logo)
Southern Frac, LLC	4,668,565	The Judge 800

Applications: **None.**

OWNER	APPLICATION NUMBER	TRADEMARK

OTHER TRADEMARKS: **None.**

Registrations:

OWNER	REGISTRATION NUMBER	COUNTRY/STATE	TRADEMARK

Applications:

OWNER	APPLICATION NUMBER	COUNTRY/STATE	TRADEMARK

Schedule 11(b)

Intellectual Property Licenses

LICENSEE	LICENSOR	COUNTRY/STATE	REGISTRATION/ APPLICATION NUMBER, IF ANY	DESCRIPTION

None.

SCHEDULE 11(c)

Intellectual Property Filings

See attached.

SCHEDULE 12

Commercial Tort Claims

None.

Claimant	Defendant	Principal Amount	Description of Claim

Schedule 13

Deposit Accounts and Securities Accounts

Owner	Type of Account	Bank or Intermediary	Account Numbers
Southern Frac, LLC	Money Market Account	Wells Fargo Bank, N.A.	[redacted]
Southern Frac, LLC	Lockbox	Wells Fargo Bank, N.A.	[redacted]
Southern Frac, LLC	Operating Account	Wells Fargo Bank, N.A.	[redacted]
Southern Frac, LLC	Checking	Wells Fargo Bank, N.A.	[redacted]

SCHEDULE 14

Letter of Credit Rights

None.

SCHEDULE 15

Certificated Units

Asset Number	Description	Asset Type	Status Code	Class Code	Department	Date Acquired	Manufacturer	Model Number	Serial Number
1318	TRUCK, PICK-UP	Regular	Active	VEH	MAT	10/1/2012	Chevy		1GB4CZCL8BF162725
1319	TRUCK, PICK-UP	Regular	Active	VEH	MAT	10/1/2012	Chevy		1GB3CZCL3BF219036
1334	TRUCK, YARD	Regular	Active	VEH	MAT	11/28/2012	CHEVY	1989 1/2 TON	1GCHR33N6KJ108699
1343	GOOSENECK TRAILER 32'	Regular	Active	VEH	MAT	12/7/2012	OTW		4R7G03227DT121887

SCHEDULE 16

Other Assets

None.

PERFECTION CERTIFICATE

Reference is hereby made to (a) that certain Amended and Restated Credit Agreement dated as of April 7, 2014 as amended by that certain Amendment No. 11 (as amended, restated, supplemented, or otherwise modified from time to time, the "Credit Agreement"), by and among PAC-VAN, INC., an Indiana corporation ("Pac-Van"); LONE STAR TANK RENTAL INC., a Delaware corporation ("Lone Star"); effective as of the Amendment No. 2 Effective Date; effective as of the Amendment No. 4 Effective Date, SOUTHERN FRAC, LLC, a Texas limited liability company ("Southern Frac"); and the Affiliates of Pac-Van, Lone Star and Southern Frac that may become a party hereto from time to time (such Subsidiaries, together with Pac-Van, Lone Star and Southern Frac, are referred to hereinafter each individually as a "Borrower", and individually and collectively, jointly and severally, as the "Borrowers"), the lenders party thereto as "Lenders" (each of such Lenders, together with its successors and permitted assigns, is referred to hereinafter as a "Lender"), and WELLS FARGO BANK, NATIONAL ASSOCIATION, a national banking association ("Wells Fargo"), in its capacity as administrative agent for each member of the Lender Group and the Bank Product Providers (in such capacity, together with its successors and assigns in such capacity, "Agent"); (b) that certain Guaranty and Security Agreement dated as of September 7, 2012 (as amended, restated, supplemented, or otherwise modified from time to time, the "Guaranty and Security Agreement") by and among Borrowers, the Subsidiaries of Pac-Van party thereto as "Grantors" and Agent; and (c) that certain Canadian Guaranty and Security Agreement dated as of September 7, 2012 (as amended, restated, supplemented, or otherwise modified from time to time, the "Canadian Security Agreement" and, together with the Guaranty and Security Agreement, each a "Security Agreement").

All initially capitalized terms used herein without definition shall have the meanings ascribed thereto in the Credit Agreement. Any terms (whether capitalized or lower case) used in this Perfection Certificate that are defined in the Code shall be construed and defined as set forth in the Code unless otherwise defined herein or in the Credit Agreement; provided that to the extent that the Code is used to define any term used herein and if such term is defined differently in different Articles of the Code, the definition of such term contained in Article 9 of the Code shall govern. As used herein, the term "Loan Parties" shall mean the "Loan Parties" as that term is defined in the Credit Agreement and "Code" shall mean the "Code" as that term is defined in the Guaranty and Security Agreement.

Each of the undersigned hereby certifies (in that person's capacity as an officer of GFN Manufacturing Corporation, the manager of Southern Frac, the applicable Loan Party and not in that person's individual capacity) to Agent and each of the other members of the Lender Group and the Bank Product Providers as follows as of December 14 , 2020 (the "Effective Date"):

Names.

The exact legal name of each Loan Party, as such name appears in its certified certificate of incorporation, articles of incorporation, certificate of formation, or any other organizational document, is set forth in Schedule 1(a). Each Loan Party is (i) the type of entity disclosed next to its name in Schedule 1(a) and (ii) a registered organization except to the extent disclosed in Schedule 1(a). Also set forth in Schedule 1(a) is the organizational identification number, if any, of each Loan Party that is a registered organization, the Federal Taxpayer Identification Number of each Loan Party and the jurisdiction of formation of each Loan Party. Each Loan Party has qualified to do business in the states and provinces listed on Schedule 1(a).

Set forth in <u>Schedule 1(b)</u> hereto is a list of any other legal names each Loan Party has had in the past five years, together with the date of the relevant name change.

Set forth in <u>Schedule 1(c)</u> is a list of all other names used by each Loan Party in connection with any business or organization to which such Loan Party became the successor by merger, consolidation, acquisition, change in form, nature or jurisdiction of organization or otherwise or on any filings with the Internal Revenue Service, in each case, at any time in the past five years. Except as set forth in <u>Schedule 1(c)</u>, no Loan Party has changed its jurisdiction of organization at any time during the past four months.

<u>Chief Executive Offices</u>. The chief executive office of each Loan Party is located at the address set forth in <u>Schedule 2</u> hereto.

<u>Real Property</u>.

Attached hereto as <u>Schedule 3(a)</u> is a list of all (i) Real Property of each Loan Party; (ii) common names, addresses and uses of each parcel of Real Property (stating improvements located thereon); and (iii) other information relating thereto required by such Schedule. Except as described on <u>Schedule 3(a)</u> attached hereto: (A) no Loan Party has entered into any leases, subleases, tenancies, franchise agreements, licenses or other occupancy arrangements as owner, lessor, sublessor, licensor, franchisor or grantor with respect to any of the real property described on <u>Schedule 3(a)</u> and (B) no Loan Party has any leases which require the consent of the landlord, tenant, or other party thereto to the transactions contemplated by the Loan Documents.

<u>Schedule 3(b)</u> sets forth all third parties ("<u>Bailees</u>") with possession of any Collateral (including inventory and equipment) of the Loan Parties, including the name and address of such Bailee, a description of the inventory and equipment in such Bailee's possession and the location of such inventory and equipment (if none, please so state).

<u>Extraordinary Transactions</u>. Except for those purchases, mergers, acquisitions, consolidations, and other transactions described on <u>Schedule 4</u> attached hereto, all of the Collateral has been originated by each Loan Party in the ordinary course of business or consists of goods which have been acquired by such Loan Party in the ordinary course of business from a person in the business of selling goods of that kind.

<u>File Search Reports</u>. Agent has obtained (and attached hereto as <u>Schedule 5</u> is a true and accurate summary of) certified file search reports from (a) the Uniform Commercial Code and PPSA filing offices (i) in each jurisdiction of formation identified in <u>Section 1(a)</u> and (ii) in each other jurisdiction requested by Agent. A true copy of each financing statement, including judgment and tax liens, bankruptcy and pending lawsuits, or other filing identified in such file search reports has been delivered to Agent.

<u>UCC and PPSA Filings</u>. The financing statements or similar filings (duly authorized by each Loan Party constituting the debtor therein), including the indications of the collateral, attached as <u>Schedule 6</u>, relating to the applicable Security Agreement, are in the appropriate forms for filing in the filing offices in the jurisdictions identified in <u>Schedule 6</u> hereof.

<u>Schedule of Filings</u>. Attached hereto as <u>Schedule 7</u> is a schedule of (i) the appropriate filing offices for the financing statements and similar filings attached hereto as <u>Schedule 6</u> and (ii) the appropriate filing

offices for the filings described in <u>Schedule 11(c)</u> and (iii) any other actions required to create, preserve, protect and perfect the security interests in the Collateral granted, assigned or pledged to Agent pursuant to a Security Agreement or any other Loan Document. No other filings or actions are required to create, preserve, protect and perfect the security interests in the Collateral granted, assigned or pledged to Agent pursuant to the Loan Documents.

<u>Termination Statements</u>. Attached hereto as <u>Schedule 8</u> are the duly authorized termination statements in the appropriate form for filing in each applicable jurisdiction identified in <u>Schedule 8</u> hereto with respect to each Lien described therein.

<u>Stock Ownership and Other Equity Interests</u>. Attached hereto as <u>Schedule 9(a)</u> is a true and correct list of each of all of the authorized, and the issued and outstanding, Equity Interests of each Loan Party and its Subsidiaries and the record and beneficial owners of such Equity Interests. Also set forth on <u>Schedule 9(a)</u> is each equity investment of each Loan Party that represents 50% or less of the equity of the entity in which such investment was made. Attached hereto as <u>Schedule 9(b)</u> is a true and correct organizational chart of Pac-Van and its Subsidiaries.

<u>Instruments and Chattel Paper</u>. Attached hereto as <u>Schedule 10</u> is a true and correct list of all promissory notes, instruments (other than checks to be deposited in the ordinary course of business), tangible chattel paper, electronic chattel paper and other evidence of Indebtedness held by each Loan Party as of the Effective Date, having an aggregate value or face amount in excess of $250,000, including all intercompany notes to which any Loan Party is party.

<u>Intellectual Property</u>.

<u>Schedule 11(a)</u> provides a complete and correct list of all registered Copyrights (as defined in the applicable Security Agreement) owned by any Loan Party, all applications for registration of Copyrights owned by any Loan Party, and all other Copyrights owned by any Loan Party and material to the conduct of the business of any Loan Party. <u>Schedule 11(a)</u> provides a complete and correct list of all Patents (as defined in the applicable Security Agreement) owned by any Loan Party and all applications for Patents owned by any Loan Party. <u>Schedule 11(a)</u> provides a complete and correct list of all registered Trademarks (as defined in the applicable Security Agreement) owned by any Loan Party, all applications for registration of Trademarks owned by any Loan Party, and all other Trademarks owned by any Loan Party and material to the conduct of the business of any Loan Party.

<u>Schedule 11(b)</u> provides a complete and correct list of all Intellectual Property Licenses (as defined in the applicable Security Agreement) entered into by any Loan Party pursuant to which (i) any Loan Party has provided any license or other rights in Intellectual Property (as defined in the applicable Security Agreement) owned or controlled by such Loan Party to any other Person (other than non-exclusive software licenses granted in the ordinary course of business) or (ii) any Person has granted to any Loan Party any license or other rights in Intellectual Property owned or controlled by such Person that is material to the business of such Loan Party, including any Intellectual Property that is incorporated in any Inventory, software, or other product marketed, sold, licensed, or distributed by such Loan Party;

Attached hereto as <u>Schedule 11(c)</u> in proper form for filing with the applicable filing offices are the filings necessary to preserve, protect, and perfect the security interests in the Trademarks, Patents, Copyrights, and Intellectual Property Licenses set forth on <u>Schedule 11(a)</u> and <u>Schedule 11(b)</u>, including duly signed copies of each Patent Security Agreement, Trademark Security Agreement, and the Copyright Security Agreement (each as defined in the applicable Security Agreement), as applicable.

Commercial Tort Claims. Attached hereto as Schedule 12 is a true and correct list of all commercial tort claims that exceed $250,000 held by each Loan Party, including a brief description thereof.

Deposit Accounts and Securities Accounts. Attached hereto as Schedule 13 is a true and complete list of all Deposit Accounts and Securities Accounts maintained by each Loan Party, including the name of each institution where each such account is held, the name of each such account and the name of each entity that holds each account.

Letter-of-Credit Rights. Attached hereto as Schedule 14 is a true and correct list of all letters of credit issued in favor of any Loan Party, as beneficiary thereunder, having an aggregate value or face amount in excess of $250,000.

Certificated Units. Attached hereto as Schedule 15 is a true and correct list of all Certificated Units and the owner and approximate fair market value of such Certificated Units.

Other Assets: A Loan Party owns the following kinds of assets:

Aircraft:	Yes ____ No __x__
Vessels, boats or ships:	Yes ____ No __x__
Railroad rolling stock:	Yes ____ No __x__

If the answer is yes to any of these other types of assets, please describe on Schedule 16.

[Signature pages to follow.]

IN WITNESS WHEREOF, the undersigned has signed this Perfection Certificate as of the Effective Date.

By: _Christopher A. Wilson_
Name: _Christopher A. Wilson_
Title: _Secretary_
 of GFN Manufacturing Corporation

SCHEDULE 1(a)

Legal Names, Etc.

Legal Name	Type of Entity	Registered Organization (Yes/No)	Organizational Number	Federal Taxpayer Identification Number	Jurisdiction of Formation
GFN Manufacturing Corporation	Corporation	Yes	5177778	45-5608083	Delaware

SCHEDULE 1(b)

Prior Names

Loan Party/Subsidiary	Prior Name	Date of Change
None		

SCHEDULE 1(c)

Changes in Corporate Identity; Other Names

Loan Party/Subsidiary	Name of Entity	Action	Date of Action	State of Formation	List of All Other Names Used on Any Filings with the Internal Revenue Service During Past Five Years
None.					

SCHEDULE 2

Chief Executive Offices

Loan Party/Subsidiary	Address	County	State
GFN Manufacturing Corporation	1805 Howard Road Waxahachie, Texas 75165	Ellis	Texas

SCHEDULE 3(a)

Real Property

Entity of Record	Common Name and Address	Owned, Leased or Other Interest	Landlord / Owner if Leased or Other Interest	Description of Lease or Other Documents Evidencing Interest	Purpose/ Use	Improve-ments Located on Real Property	Encumbered or to be Encumbered by Mortgage	Filing Office for Mortgage	Option to Purchase/ Right of First Refusal
None.									

SCHEDULE 3(a)

Real Property (cont.)

Loan Party Held Landlord / Grantor Interests; Required Consents

(A) <u>Leases, Subleases, Tenancies, Franchise Agreements, Licenses or Other Occupancy Agreements Pursuant to which any Loan Party holds Landlord's / Grantor's Interest</u>

None.

(B) <u>Landlord's / Tenant's Consent Required</u>

None.

SCHEDULE 3(b)

Bailees

None.

SCHEDULE 4

Transactions Other Than in the Ordinary Course of Business

None.

Loan Party/Subsidiary	Description of Transaction (including parties thereto)	Date of Transaction
None.		

SCHEDULE 5

Certified File Search Reports

Loan Party/Subsidiary	Search Report dated	Prepared by	Jurisdiction

See attached.

SCHEDULE 6

Copy of Financing Statements to be Filed

See attached.

SCHEDULE 7

Filings/Filing Offices

Type of Filing	Entity	Applicable Collateral Document [Mortgage, Security Agreement or Other]	Jurisdictions
UCC Financing Statement Delaware Secretary of State	GFN Manufacturing Corporation	Amended and Restated Credit Agreement and Guaranty and Security Agreement	Delaware

SCHEDULE 8

Termination Statement Filings

Debtor	Jurisdiction	Secured Party	Type of Collateral	Original Filing File Date	Original Filing File Number

SCHEDULE 9(a)

Equity Interests of Loan Parties and Subsidiaries; Other Equity Interests

Current Legal Entities Owned	Record Owner	Certificate No.	No. Shares/Interest	Percent Pledged
Southern Frac, LLC	GFN Manufacturing Corporation	None	100%	None

SCHEDULE 9(b)

Organizational Chart



LEGEND
1 – Delaware corporation
2 – Texas limited liability company

Revised October 1, 2019

SCHEDULE 10

Instruments and Chattel Paper

1.   Promissory Notes:

None.

Entity	Principal Amount	Date of Issuance	Interest Rate	Maturity Date

2.   Chattel Paper:

None.

SCHEDULE 11(a)

Copyrights, Patents and Trademarks

UNITED STATES COPYRIGHTS: **None.**

Registrations:

OWNER	TITLE	REGISTRATION NUMBER

Applications:

OWNER	APPLICATION NUMBER

OTHER COPYRIGHTS: **None.**

Registrations:

OWNER	COUNTRY/STATE	TITLE	REGISTRATION NUMBER

Applications:

OWNER	COUNTRY/STATE	APPLICATION NUMBER

SCHEDULE 11(a)

Copyrights, Patents and Trademarks (cont.)

UNITED STATES PATENTS: **None**.

Registrations:

OWNER	REGISTRATION NUMBER	DESCRIPTION
None.		

Applications:

OWNER	APPLICATION NUMBER	DESCRIPTION

OTHER PATENTS: **None.**

Registrations:

OWNER	REGISTRATION NUMBER	COUNTRY/STATE	DESCRIPTION

Applications:

OWNER	APPLICATION NUMBER	COUNTRY/STATE	DESCRIPTION

SCHEDULE 11(a)

Copyrights, Patents and Trademarks (cont.)

UNITED STATES TRADEMARKS: None

Registrations:

OWNER	REGISTRATION NUMBER	TRADEMARK
None.		

Applications:

OWNER	APPLICATION NUMBER	TRADEMARK

OTHER TRADEMARKS: None

Registrations:

OWNER	REGISTRATION NUMBER	COUNTRY/STATE	TRADEMARK

Applications:

OWNER	APPLICATION NUMBER	COUNTRY/STATE	TRADEMARK

Schedule 11(b)

Intellectual Property Licenses

LICENSEE	LICENSOR	COUNTRY/STATE	REGISTRATION/ APPLICATION NUMBER, IF ANY	DESCRIPTION

None.

SCHEDULE 11(c)

Intellectual Property Filings

See attached.

SCHEDULE 12

Commercial Tort Claims

None.

Claimant	Defendant	Principal Amount	Description of Claim

Schedule 13

Deposit Accounts and Securities Accounts

Owner	Type of Account	Bank or Intermediary	Account Numbers
GFN Manufacturing Corporation	Operating Account	Wells Fargo Bank, N.A.	███████

SCHEDULE 14

Letter of Credit Rights

None.

SCHEDULE 15

Certificated Units

None.

SCHEDULE 16

Other Assets

None.